

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. _____)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering) [ ]
Securities Act Rule 802 (Exchange Offer) [x]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer) [ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer) [ ]
Exchange Act Rule 14e-2(d) (Subject Company Response) [ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [x]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

The SimPRO Group Pty Ltd
(Name of Subject Company)

Not Applicable
(Translation of Subject Company's Name into English (if applicable))

Commonwealth of Australia
(Jurisdiction of Subject Company's Incorporation or Organization)

simPRO Holdings (Aus) Pty Ltd
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

Sean Diljore, 31 McKechnie Drive, Eight Mile Plains, Queensland 4113 Australia
Telephone Number: 011 +61 7 3147 8777
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

September 23, 2016
(Date Tender Offer/Rights Offering Commenced)

*** An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.**

SEC2560(12-08) **Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

Total number of pages: 510

GENERAL INSTRUCTIONS

I. *Eligibility Requirements for Use of Form CB*

A. Use this Form to furnish information pursuant to Rules 13e-4(h)(8), 14d-1(c) and 14e-2(d) under the Securities Exchange Act of 1934 ("Exchange Act"), and Rules 801 and 802 under the Securities Act of 1933 ("Securities Act").

Instructions

1. For the purposes of this Form, the term "subject company" means the issuer of the securities in a rights offering and the company whose securities are sought in a tender offer.

2. For the purposes of this Form, the term "tender offer" includes both cash and securities tender offers.

B. The information and documents furnished on this Form are not deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

II. *Instructions for Submitting Form*

A. (1) Regulation S-T Rule 101(a)(1)(vi) (17 CFR 232.101(a)(1)(vi)) requires a party to submit the Form CB in electronic format via the Commission's Electronic Data Gathering and Retrieval system (EDGAR) in accordance with the EDGAR rules set forth in Regulation S-T (17 CFR Part 232). For assistance with technical questions about EDGAR or to request an access code, call the EDGAR Filer Support Office at (202) 551-8900.

(2) If the party filing or submitting the Form CB is not an Exchange Act reporting company, Regulation S-T Rule 101(b)(8) (17 CFR 232.101(b)(8)) permits the submission of the Form CB either via EDGAR or in paper. When filing or submitting the Form CB in electronic format, either voluntarily or as a mandated EDGAR filer, a party must also file or submit on EDGAR all home jurisdiction documents required by Parts I and II of this Form, except as provided by the Note following paragraph (2) of Part II.

(3) A party may also file a Form CB in paper under a hardship exemption provided by Regulation S-T Rule 201 or 202 (17 CFR 232.201 or 232.202). When submitting a Form CB in paper under a hardship exemption, a party must provide the legend required by Regulation S-T Rule 201(a)(2) or 202(c) (17 CFR 232.201(a)(2) or 232.202(c)) on the cover page of the Form CB.

(4) If filing the Form CB in paper in accordance with a hardship exemption, you must furnish five copies of this Form and any amendment to the Form (see Part I, Item 1.(b)), including all exhibits and any other paper or document furnished as part of the Form, to the Commission at its principal office. You must bind, staple or otherwise compile each copy in one or more parts without stiff covers. You must make the binding on the side or stitching margin in a manner that leaves the reading matter legible.

B. When submitting the Form CB in electronic format, the persons specified in Part IV must provide signatures in accordance with Regulation S-T Rule 302 (17 CFR 232.302). When submitting the Form CB in paper, the persons specified in Part IV must sign the original and at least one copy of the Form and any amendments. You must conform any unsigned copies. The specified persons may provide typed or facsimile signatures in accordance with Securities Act Rule 402(e) (17 CFR 230.402(e)) or Exchange Act Rule 12b-11(d) (17 CFR 240.12b-11(d)) as long as the filer retains copies of signatures manually signed by each of the specified persons for five years.

C. You must furnish this Form to the Commission no later than the next business day after the disclosure documents submitted with this Form are published or otherwise disseminated in the subject company's home jurisdiction.

D. If filing in paper, in addition to any internal numbering you may include, sequentially number the signed original of the Form and any amendments by handwritten, typed, printed or other legible form of notation from the first page of the document through the last page of the document and any exhibits or attachments. Further, you must set forth the total number of pages contained in a numbered original on the first page of the document.

III. *Special Instructions for Complying with Form CB*

Under Sections 3(b), 7, 8, 10, 19 and 28 of the Securities Act of 1933, and Sections 12, 13, 14, 23 and 36 of the Exchange Act of 1934 and the rules and regulations adopted under those Sections, the Commission is authorized to solicit the information required to be supplied by this form by certain entities conducting a tender offer, rights offer or business combination for the securities of certain issuers.

Disclosure of the information specified in this form is mandatory. We will use the information for the primary purposes of assuring that the offeror is entitled to use the Form and that investors have information about the transaction to enable them to make informed investment decisions. We will make this Form a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

Because of the public nature of the information, the Commission can use it for a variety of purposes. These purposes include referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions.

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) You must attach to this Form the entire disclosure document or documents, including any amendments thereto, in English, that you have delivered to holders of securities or published in the subject company's home jurisdiction that are required to be disseminated to U.S. security holders or published in the United States. The Form need not include any documents incorporated by reference into those disclosure document(s) and not published or distributed to holders of securities.

(b) Furnish any amendment to a furnished document or documents to the Commission under cover of this Form. Indicate on the cover page the number of the amendment.

Item 2. Informational Legends

You may need to include legends on the outside cover page of any offering document(s) used in the transaction. *See* Rules 801(b) and 802(b).

Note to Item 2. If you deliver the home jurisdiction document(s) through an electronic medium, the required legends must be presented in a manner reasonably calculated to draw attention to them.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

The exhibits specified below must be furnished as part of the Form, but need not be sent to security holders unless sent to security holders in the home jurisdiction. Letter or number all exhibits for convenient reference.

(1) Furnish to the Commission either an English translation or English summary of any reports or information that, in accordance with the requirements of the home jurisdiction, must be made publicly available in

connection with the transaction but need not be disseminated to security holders. Any English summary submitted must meet the requirements of Regulation S-T Rule 306(a) (17 CFR 232.306(a)) if submitted electronically or of Securities Act Rule 403(c)(3) (17 CFR 230.403(c)(3)) or Exchange Act Rule 12b-12(d)(3) (17 CFR 240.12b-12(d)(3)) if submitted in paper.

(2) Furnish copies of any documents incorporated by reference into the home jurisdiction document(s).

Note to paragraphs (1) and (2) of Part II: In accordance with Regulation S-T Rule 311(f) (17 CFR 232.311(f)), a party may submit a paper copy under cover of Form SE (17 CFR 239.64, 249.444, 259.603, 269.8, and 274.403) of an unabridged foreign language document when submitting an English summary in electronic format under paragraph (1) of this Part or when furnishing a foreign language document that has been incorporated by reference under paragraph (2) of this Part.

(3) If any of the persons specified in Part IV has signed the Form CB under a power of attorney, a party submitting the Form CB in electronic format must include a copy of the power of attorney signed in accordance with Regulation S-T Rule 302 (17 CFR 232.302). A party submitting the Form CB in paper must also include a copy of the signed power of attorney

PART III - CONSENT TO SERVICE OF PROCESS

(1) When this Form is furnished to the Commission, the person furnishing this Form (if a non-U.S. person) must also file with the Commission a written irrevocable consent and power of attorney on Form F-X.

(2) Promptly communicate any change in the name or address of an agent for service to the Commission by amendment of the Form F-X.

PART IV - SIGNATURES

(1) Each person (or its authorized representative) on whose behalf the Form is submitted must sign the Form. If a person's authorized representative signs, and the authorized representative is someone other than an executive officer or general partner, provide evidence of the representative's authority with the Form

(2) Type or print the name and any title of each person who signs the Form beneath his or her signature.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct

SIMPRO HOLDINGS (AUS) PTY LTD

By:  (Signature)

Sean Diljore, Director
(Name and Title)

September 23, 2016
(Date)

PART I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction documents

(a)

Exhibit No.	Description
99.1	Share Exchange and Purchase Offer of The SimPRO Group Pty Ltd and simPRO Holdings (Aus) Pty Ltd, disseminated on September 23, 2016.

(b) Not applicable.

Item 2. Informational legends

Exhibit No.	Description
Exhibit 99.2	See legends on the cover page to the Share Exchange and Purchase Offer provided as Exhibit 99.1

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not Applicable.

PART III – CONSENT TO SERVICE OF PROCESS

Concurrently with the furnishing of this Form CB to the Securities and Exchange Commission (the "SEC"), simPRO Holdings (Aus) Pty Ltd is submitting to the SEC a written irrevocable consent and power of attorney on Form F-X.

EXHIBIT 99.1

This exchange offer is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the Company and the Investor (each as defined below) is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

Strictly Private & Confidential

24 September 2016
To the SimPRO Shareholders

For the attention of the recipient only

Delivered by email

Dear SimPRO Shareholder

THE SIMPRO GROUP PTY LTD - SHARE EXCHANGE AND PURCHASE OFFER

1. BACKGROUND

1.1 The directors of The SimPRO Group Pty Ltd ACN 131 893 573 (the "**Company**") have approved terms for a series A funding round pursuant to which:

1.1.1 a new United States holding company, simPRO Holdings, Inc. (the "**Parent**"), was incorporated by a representative of the Company in the State of Delaware;

1.1.2 the Parent formed a new wholly-owned Australian subsidiary, simPRO Holdings (Aus) Pty Ltd (the "**Investor**");

1.1.3 Level Equity Growth Partners I, L.P. ("**Level I**") and Level Equity Growth Partners II, L.P. ("**Level II**") (each, a "**Level Fund**" and, together, "**Level Equity**") will capitalise the Parent (the "**Series A Financing**") with a total of AU$40,000,000 by subscribing for 389,078 shares of Series A Preferred Stock for a price of AU$102.8072 per share (such price, determined by the agreed upon pre-money valuation of the Company and the liquidation preference of the Series A Preferred Stock and other rights described below, the "**Series A Purchase Price**"). The shares of Series A Preferred Stock shall be subscribed for severally, and not jointly, based on each Level Fund's pro rata portion of the aggregate subscription price payable for the shares of Series A Preferred Stock (or AU$40,000,000). The aggregate subscription price payable for the shares of Series A Preferred Stock (or AU$40,000,000) will be allocated between the two Level Funds as follows: 25% shall be paid by Level I and 75% shall be paid by Level II, with the exact purchase amounts to be determined on the on the business day prior to the date of Completion (as hereinafter defined). The Parent will in turn capitalise the Investor with a total of AU$22,549,000 by subscribing for 563,725 Ordinary Shares for a price of AU$40.00 per share; and

1.1.4 the Investor will make an offer to all shareholders of the Company (each, a "**Shareholder**" and, collectively, the "**Shareholders**") to purchase the entire shareholding of the Company either (a) in exchange for cash at a price of AU$40 per Ordinary Share ("**Cash Offer**") and/or (b) in exchange for the issue of an equivalent number of shares of

Common Stock in the Parent (the "**Script Offer**", and together with the Cash Offer, the "**Offer**"),

(1.1.1, 1.1.2, 1.1.3 and 1.1.4, together, the "**Proposed Restructure**").

1.2 The following senior management of the Company and directors of the Company that approved the Proposed Structure are also Shareholders and therefore recipients of, and potential participants in, the Offer and have indicated their intention to accept the Cash Offer and/or the Script Offer with respect to the respective number of Ordinary Shares set forth opposite their name below:

Name	Cash Offer	Script Offer
Vaughan Matthew Mckillop	25,000 Shares	115,000 Shares
Stephen John Bradshaw	60,000 Shares	150,000 Shares
Curtis John Thomson	4,600 Shares	95,400 Shares
Lynelle Yvonne Hills	0 Shares	1,250 Shares
Alan Murray Bignell	0 Shares	12,500 Shares
Bradley Couper	0 Shares	20,000 Shares
Mark Alfred	0 Shares	1,000 Shares
Jonathan Joseph Eastgate	0 Shares	4,650 Shares
Vanessa Elizabeth Winter	0 Shares	2,500 Shares

1.3 The terms governing the implementation of the Proposed Restructure are contained in a Stock Purchase and Restructure Agreement which is proposed to be entered into between the Company, Level Equity, the Parent, the Investor and all Shareholders, a copy of which is **annexed** to this letter and marked "**Annexure A**" (the "**SPRA**").

1.4 It is a condition precedent to the Proposed Restructure and the Offer that the Investor is, pursuant to the terms of the Offer and SPRA, granted the right to purchase 100% of the shares of the Company, being 1,115,300 ordinary shares ("**Ordinary Shares**"), such that the Company becomes a wholly-owned subsidiary of the Investor following such purchase. It is a further condition precedent to the Proposed Restructure and the Offer that the number of Ordinary Shares being sold in the Cash Offer is not greater than 563,725 and the number being sold in the Script Offer is not greater than 551,575.

1.5 The key objective of the Proposed Restructure and the Offer is to change the place of domicile of the head company of the simPRO group from Australia to the United States in order to undertake the Series A Financing. The Proposed Restructure and Series A Financing are also motivated by a desire of the Company to focus on growth in North America, which the Proposed Restructure and Series A Financing is intended to facilitate.

1.6 While the Series A Purchase Price is stated in Australian dollars, the Series A Original Issue Price (as defined in the Restated Certificate (as defined below)) will be expressed in U.S. dollars. The Series A Original Issue Price will be determined by converting the Series A Purchase Price into U.S. dollars at the exchange rate for such conversion provided by Bloomberg at 5:00 P.M. EST on the business day prior to the date of Completion (the "**Exchange Rate**"); provided, however, that if the Exchange Rate (x) is equal to or greater than 0.70 but less than 0.73, then the Exchange Rate shall be 0.73, and (y) is greater than 0.77 but less than or equal to 0.80, then the Exchange Rate shall be 0.77. The Exchange Rate being greater than or equal to 0.70 or lower than or equal to 0.80 is a closing condition under the SPRA.

1.7 At this time, the Exchange Rate cannot be determined but, as of September 22, 2016, the exchange rate of Australian dollars to U.S. dollars published by Bloomberg is 0.7645. The exchange rate of Australian dollars into U.S. dollars is subject to fluctuation and may fluctuate between the date of the SPRA and the date of Completion and as such the rights contained in the SPRA, the Restated Certificate and the Stockholders Agreement (as hereinafter defined) which are dependent upon the Exchange Rate will not be determined until the business day immediately preceding the date of Completion, but if the applicable closing condition is not waived, the Exchange Rate will be between 0.73 and 0.77. If the SPRA is terminated for failure to satisfy any condition to closing, including without limitation the condition that the Exchange Rate be greater than or equal to 0.70 or lower than or equal to 0.80, then the Offer will not be consummated and the Company will return your Ordinary Shares to you. The SPRA can be terminated by Level Equity or the Parent without the consent of any Shareholder on the terms and conditions described in Article XVII of the SPRA.

2. OVERVIEW OF THE OFFER

2.1 Subject to the terms of the SPRA, the Investor hereby offers to purchase all of a Shareholder's Ordinary Shares on the terms contained in this letter in the Cash Offer and/or Script Offer provided that:

2.1.1 the Shareholders tender, in the aggregate:

2.1.1.1 a maximum of 563,725 Ordinary Shares (approximately 50.545% of the total outstanding) to be purchased by the Investor at a price of AU$40.00 per Ordinary Share, such that the cash consideration payable by the Investor pursuant to the Cash Offer does not exceed AU$22,549,000; and

2.1.1.2 a maximum of 551,575 Ordinary Shares (approximately 49.455% of the total outstanding) to be purchased by the Investor in exchange for the issue of an equivalent number of shares of Common Stock in the Parent (**"Exchange Shares"**) pursuant to the Script Offer;

2.1.2 all Shareholders agree to sell and/or exchange all of their Ordinary Shares in the Company pursuant to the terms summarized in this letter and contained in the SPRA, such that the Investor will be granted the right to purchase 100% of the Ordinary Shares; and

2.1.3 all Shareholders agree to the terms of, and execute, the SRPA and those Shareholders participating in the Script Offer shall agree to the terms of, and execute, the Stockholders' Agreement of the Parent attached hereto as **"Annexure C"** (the **"Stockholders Agreement"**).

2.2 Shareholders may accept either the Cash Offer or Script Offer and they may accept both in respect of part of their Ordinary Shares. However, all Shareholders must fully participate in the Offer and the Proposed Restructure, and the correct split must be achieved between the Cash Offer and Script Offer if the Series A Financing is to proceed.

2.3 Each Shareholder may accept the Offer by providing their consent, together with their election of the Cash Offer or Script Offer, as set out in the Offer Acceptance Form set out below.

2.4 Under the terms of the SPRA, each of the Company and the Shareholders must make certain representations and warranties, a summary of which are **annexed** to this letter and marked **"Annexure K"**.

2.5 Under the terms of the SPRA, (i) each Shareholder must agree to certain covenants (including but not limited to those described in Sections 3.1, 3.2, 4.1, 4.2 and the applicable provisions of Sections 5.1 and 5.3 of the SPRA and the confidentiality provision summarized below) and (ii) each Shareholder that accepts the Cash Offer in whole or in part (the **"Exiting Shareholders"**) must agree to certain restrictive covenants as summarized below:

2.5.1 Each Exiting Shareholder is required to agree to a non-competition provision that prohibits such Exiting Shareholder (and its affiliates) from directly or indirectly or in any capacity whatsoever, engaging in or helping others to engage in any business activity which is competitive with the business of the Company and each of its subsidiaries as currently conducted and as currently proposed to be conducted. The non-competition lasts for a period of eighteen months following the date of Completion (as defined below) (such period, the "**Restricted Period**").

2.5.2 During the Restricted Period, no Exiting Shareholder (or such Exiting Shareholder's affiliates) is permitted (i) to solicit, recruit, contract with, induce or attempt to influence or advise, any current or former sales agent, client, customer, independent contractor, vendor, licensor, current or former employees or other agents or representatives of, or any other person that has, as of the date of Completion, an employment, agency, independent contractor, or other relationship with, the Company or any of its subsidiaries (collectively, "**Restricted Persons**"); (ii) to impair such Restricted Person's relationship with the Company or any of its subsidiaries or hire, engage or enter into any co-ownership or other arrangement with any such Restricted Person or (iii) to interfere with, or seek to interfere with, the relationship or potential relationship between the Company or any of its subsidiaries, on the one hand, and any such Restricted Person, on the other hand.

2.5.3 Shareholders are prohibited from disclosing confidential information of the Company and its subsidiaries, including the existence of the SPRA, without the consent of the Investor, Level Equity and the Parent, unless (i) disclosure is required by law to comply with a stock exchange, (ii) disclosure of such confidential information is required by a governmental authority under any law, or (iii) the disclosure is in connection with performance of the SPRA.

2.6 Completion of the implementation of the Proposed Restructure will occur in conjunction with the closing of the Series A Financing, which is expected to occur 3 business days after the conditions set out in paragraphs 2.1.1 to 2.1.3, and all other pre-closing conditions in the SPRA, have been satisfied or waived ("**Completion**"). The actions of each party under the SPRA are interdependent but each Shareholder will be obligated to transfer their Ordinary Shares to the Investor pursuant to the terms of the SPRA once either all of the conditions have been satisfied or waived by the Parent and/or Level Equity.

2.7 If the implementation of the Offer is not Completed by 10 days following the Opening Date, the Offer will lapse and the parties will not be obligated to participate in or consummate the Proposed Restructure and the Offer.

2.8 Shareholders who accept the Script Offer must execute the Stockholders Agreement as a Common Stockholder (as defined in the Stockholders Agreement) and their Exchange Shares will be subject to the provisions of the Amended and Restated Certificate of Incorporation of the Parent (the "**Restated Certificate**") attached as **Annexure E** and the Parent's Bylaws attached as **Annexure F**. The Stockholders Agreement contains a number of substantial restrictions on the rights of the Common Stockholders, a summary of which are **annexed** to this letter and marked "**Annexure L**". Shareholders are not currently subject to the types and extent of restrictions that Shareholders who accept the Script Offer will become subject to under the Stockholders Agreement.

2.9 Pursuant to the Restated Certificate:

2.9.1 Seniority. The Series A Preferred Stock will be (i) senior to all other equity securities of the Parent, including the Exchange Shares, with respect to distributions upon a Deemed Liquidation Event (as defined below) or liquidation and with respect to any dividend or redemption, (ii) convertible into shares of Common Stock (initially at a one to one ratio) (a) at any time at the holder's election or (b) automatically upon the closing of a firm commitment underwritten public offering with a price at least five times the Series A Original Issue Price (calculated as described in paragraph 1.6) resulting in gross proceeds of at least USD$50,000,000 or the consent of the holders of a majority of the outstanding shares of Series A Preferred Stock, and (iii) subject to weighted average anti-dilution protection in the event that the Parent issues shares of Common Stock at a price less than the Series A Original Issue Price (calculated as described in paragraph 1.6), which could result in substantial additional dilution to holders of Exchange Shares.

2.9.2 Dividends. Each share of Series A Preferred Stock will be entitled to non-cumulative dividends in the amount of the Series A Original Issue Price (calculated as described in paragraph 1.6) in preference to any dividends paid on outstanding shares of Common Stock (the "**Preferred Dividends**"). After the payment of the Preferred Dividends, no dividend will be declared or paid on shares of Common Stock unless the Series A Preferred Stock participate in such dividend on an as-converted to Common Stock basis.

2.9.3 Liquidation Preference. In the event of (i) a sale of the majority of the Parent's outstanding equity (whether by merger, stock, sale, consolidation, reorganization or any other transaction), (ii) a sale of all or substantially all of the Parent's assets (sub-clauses (i) and (ii) collectively, a "**Deemed Liquidation Event**") or (iii) the liquidation of the Parent, the holders of Series A Preferred Stock will receive a preferred return, prior to any payments to the holders of Common Stock, including the Exchange Shares, of an amount per share equal to the sum of (1) 100% of the Series A Original Issue Price (a total of AUD$40,000,000.00 converted into U.S. dollars at the Exchange Rate) plus any dividends declared but unpaid thereon less any Preferred Dividends previously paid, and (2) thereafter, an amount per share such holder of Series A Preferred Stock would have received if he, she or it had converted their shares of Series A Preferred Stock into shares of Common Stock immediately prior to the Deemed Liquidation Event or liquidation of the Parent (regardless of whether such holder of Series A Preferred Stock actually converted their shares of Series A Preferred Stock into shares of Common Stock) (the "**Preferred Return**"). In the event the Preferred Return would exceed 3.0 times the Series A Original Issue Price (calculated as described in paragraph 1.6) less any Preferred Dividends previously paid, the holders of the Series A Preferred Stock will receive in lieu of the Preferred Return, the greater of 3.0 times the Series A Original Issue Price (calculated as described in paragraph 1.6) less any Preferred Dividends previously paid or the amount such holder of Series A Preferred Stock would have received if he, she or it had converted their shares of Series A Preferred Stock into shares of Common Stock immediately prior to the Deemed Liquidation Event or liquidation of the Parent (regardless of whether such holder of Series A Preferred Stock actually converted their shares of Series A Preferred Stock into shares of Common Stock) (the "**Liquidation Preference**"). Holders of Common Stock will receive consideration in a Deemed Liquidation Event or a liquidation of the Parent only if the proceeds received in such transaction are of an amount sufficient to fully satisfy the Preferred Return. Accordingly, holders of Common Stock may not receive any proceeds upon the occurrence of the Deemed Liquidation Event or liquidation of the Parent.

2.9.4 Redemption. After the five year anniversary of the date of Completion, the holders of a majority of the outstanding shares of Series A Preferred Stock may require the Parent to redeem all outstanding shares of Series A Preferred Stock for a price per share equal to the greater of (i) the Series A Original Issue Price (calculated as described in paragraph 1.6) less any Preferred Dividends previously paid plus all declared but unpaid dividends thereon plus the Redemption Dividends (as defined below) or (ii) the fair market value per share of Series A Preferred Stock (which shall be calculated by first multiplying the revenue of the Parent, calculated in accordance with the Parent's past practice, for the 12 months preceding the delivery of the redemption request by 5.0 (the "**LTM Revenue**"), second multiplying the LTM Revenue by the percentage ownership of the Parent then held by the holders of Series A Preferred Stock (the "**Redemption Amount**") and lastly dividing the Redemption Amount by the then aggregate number of outstanding shares of Series A Preferred Stock. "**Redemption Dividends**" means dividends at the rate per annum of 8% of the Series A Original Issue Price (calculated as described in paragraph 1.6) per share accruing on the shares of Series A Preferred Stock issued as of the Series A original issue date (subject to appropriate adjustment) from and after the Series A original issue date. Redemption Dividends shall accrue from day to day, whether or not declared, and shall be cumulative; provided that the Redemption Dividends shall be payable only upon a redemption of the Series A Preferred Stock as described in the Restated Certificate. In the event that the Parent is not legally permitted to redeem the shares of Series A Preferred Stock on the applicable redemption date, then it shall use commercially reasonable efforts to raise sufficient funds to redeem all of the shares of Series A Preferred Stock that were requested to be redeemed and if it unable to redeem the shares of Series A Preferred Stock within one year after the redemption request, it shall effect a Deemed Liquidation Event unless the holders of a majority of the outstanding shares of Series A Preferred Stock not redeemed elect otherwise.

2.9.5 Voting Rights. Each holder of shares of Series A Preferred Stock shall have the right to one vote for each share of Common Stock into which the shares of such Series A Preferred Stock could then be converted. In addition, the holders of Series A Preferred Stock shall have the benefit of "protective provisions" set forth in Section 4.2(c)(iii) of Article IV of the Restated Certificate.

2.10 Each Shareholder will have indemnity obligations to Level Equity and its affiliates for all representations, covenants and fraud or misrepresentation made by such Shareholder in the SPRA. In addition, Exiting Shareholders will also have indemnity obligations for certain actions or inactions taken by the Company, under the terms detailed in the SPRA. The indemnification obligations of the Shareholders and the Company are summarized in "**Annexure M**" attached hereto. Shareholders may have to repay some or all of the proceeds of the Cash Offer or return some or all of the shares received in the Script Offer (or pay cash out of proceeds) to satisfy their indemnity obligations, some of which last indefinitely.

2.11 Pursuant to the SPRA:

2.11.1 Shareholders, on behalf of themselves and their assigns and affiliates, will release Level Equity, the Company, the Company's subsidiaries and their respective affiliates from any claims, whether known or unknown, which such Shareholders may have as of the date of Completion with certain exceptions as described in the SPRA.

2.11.2 Shareholders waive any and all preemptive rights, rights of first refusal, right of first offer or other similar rights such Shareholders have as equity holders of the Company relating to the Proposed Restructure including, without limitation, under any Governing Documents (as defined in the SPRA), any shareholders' agreement or other equity interest agreements, orally or in writing, to purchase or acquire from the Company or any shareholder of the Company any equity securities in the Company, or any securities convertible into or exchangeable for equity securities in the Company.

2.11.3 The Shareholders will be required to appoint Stephen John Bradshaw (who is participating in both the Cash Offer and the Script Offer) as the Shareholders' representative (the "**Representative**") to administer and act as their agent and attorney-in-fact for and on their behalf with respect to any indemnification claims under the SPRA. The Representative shall have no duties towards the Shareholders except as expressly set forth in the SPRA, and shall not incur any liability to the Shareholders, for any action or action taken or not taken by him in connection with his service as the Representative, except for any liabilities imposed by law for gross negligence or willful misconduct. In addition, the Representative shall not be liable to the Shareholders for any apportionment or distribution of payments made by him in good faith. A decision, act, consent or instruction of the Representative shall constitute a decision of all the Shareholders and shall be final, binding and conclusive upon each such Shareholder. Each Shareholder is required to give an unconditional and irrevocable power of attorney to the Representative, allowing the Representative to: (i) defend and administer claims for indemnification against the Shareholders and (ii) take any actions necessary to defend, pursue, resolve and/or settle indemnification claims under the SPRA In the SPRA, each Shareholder shall agree that he, she or it will be bound by any action taken by the Representative in accordance with the terms of the SPRA.

THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE SPRA, THE STOCKHOLDERS AGREEMENT, THE RESTATED CERTIFICATE AND BYLAWS ATTACHED HERETO. WE URGE YOU TO READ THESE DOCUMENTS IN THEIR ENTIRETY AND CONSULT WITH YOUR OWN INDEPENDENT COUNSEL AND TAX AND FINANCIAL ADVISERS PRIOR TO MAKING AN ELECTION.

3. ELIGIBILITY TO PARTICIPATE

3.1 You are eligible to participate in the Offer if you have shares registered in the Company in your name as at 5pm in Brisbane, Australia on the Opening Date.

4. HOW TO PARTICIPATE IN THE OFFER

4.1 To participate in the Offer, you must return the Offer Acceptance Form by no later than 5pm in Brisbane, Australia on the date which is 10 days after the Opening Date ("**Closing Date**"). For the Proposed Restructure, Offer and Series A Financing to proceed, you must tender all of your Ordinary Shares pursuant to either the Cash Offer or Script Offer.

4.2 If you wish to partake in the Offer, please:

4.2.1 Review this letter and all information and documents contained herein and attached hereto;

4.2.2 agree to the Offer terms by completing the Offer Acceptance Form set out below;

4.2.3 agree to the terms of the SPRA by signing the applicable signature page thereto **annexed** to this letter and marked "**Annexure D**";

4.2.4 execute the enclosed personalised share transfer form **annexed** to this letter as "**Annexure B**"; and

4.2.5 if you elect to exchange your Ordinary Shares for Exchange Shares, agree to be bound by the Stockholders Agreement of the Parent **annexed** to this letter and marked "**Annexure C**" ("**Stockholders Agreement**") by signing the signature page thereto **annexed** to this letter and marked "**Annexure D**",

and return signed copies of each of the above documents, together with your share certificates for your Ordinary Shares which certify your shareholding in the Company, to Sean Diljore at sean.diljore@simpro.co and Level 1, 31 McKechnie Drive, Eight Mile Plains QLD 4113 by the Closing Date. If you have lost your share certificates please contact the Company for a copy of affidavit of lost share certificate. **There are NO WITHDRAWAL RIGHTS from the Offer. Once share certificates for your Ordinary Shares have been delivered to the Company pursuant to the Offer, they may not be withdrawn and you may not revoke or change the number of Ordinary Shares you deposited pursuant to the Cash Offer and/or the Script Offer, as applicable, without the prior written consent of (i) the Company and (ii) Level Equity.**

4.3 In the event the Exiting Shareholders tender, in the aggregate, more than 563,725 Ordinary Shares in the Cash Offer (such that the total consideration payable by the Investor to the Exiting Shareholders would exceed AU$22,549,000), the Parent and/or the Investor will notify the Exiting Shareholders and seek to negotiate with those Exiting Shareholders to have them tender a greater portion of their Ordinary Shares for the Script Offer, subject to any applicable laws that require equal treatment of all Shareholders. In the event any Shareholder fails to respond to this letter in the first 5 days following the Opening Date, the Parent and/or Investor will reach out to, and seek to come to an agreement with, those Shareholders. If the Parent and the Investor are unable to agree with the Exiting Shareholders to purchase a maximum of 563,725 Ordinary Shares for the Cash Offer on or before the Closing Date, the Offer will lapse.

4.4 The Offer is open until 5pm in Brisbane, Australia on the Closing Date. Following the close of the Offer, you will be informed of the proposed date of Completion.

4.5 The Offer is personal to you and you may not deal with or share or disclose your rights or obligations under this letter (except to your professional advisers under the confidentiality obligations in paragraph 13.1 hereof) without the prior written agreement of the Company.

5. KEY INFORMATION

5.1 As you are aware, the business of the Company comprises the development, sale and implementation of job management software for service, project and maintenance contractors and the Company has offices in Australia, the United Kingdom and the United States.

5.2 Based in New York, NY, each Level Fund is a private investment firm focused on providing growth capital to rapidly growing software and internet companies.

5.3 The Proposed Restructure reflects a common restructure that Australia-domiciled technology companies follow in order to obtain an increased likelihood of funding from United States-based institutional venture capital funds and it is designed to enable eligible shareholders of the Company who are residents in Australia for tax purposes to benefit from capital gain tax rollover relief.

5.4 The following additional background information is provided for your benefit:

5.4.1 the Amended and Restated Certificate of Incorporation and Bylaws of the Parent (“**Annexure E**” and “**Annexure F**” respectively);

5.4.2 Stockholders' Agreement of Parent (“**Annexure C**”);

5.4.3 a share capital table of the Parent assuming the Proposed Restructure completes (“**Annexure G**”);

5.4.4 the Stock Purchase and Restructure Agreement (“**Annexure A**”);

5.4.5 the most recent management accounts of the Company, which do not include R&D tax incentive and Income Tax entries pending tax compliance finalisation for the financial year, attached as **Annexure H** and the unaudited consolidated financial statements of the Company and its subsidiaries for the fiscal years ended 30 June 2014 and 30 June 2015 (“**Annexure N**”); and

5.4.6 Risk factors described in **Annexure J**.

5.5 Immediately following Completion, the Board of Directors of the Parent will be comprised of the following directors: Benjamin Levin, Charles Chen, Brad Couper, Sean Diljore, Stephen Bradshaw, and Curtis Thompson.

5.6 We expect that the net proceeds of the Series A Financing are expected to be AU$38,500,000 after deducting offering expenses of approximately AU$1,500,000, and will be used approximately as follows:

Use	**Minimum Amount**
Purchase of 563,725 Ordinary Shares from the Investor	AU$22,549,000
Working Capital	AU$15,951,000
Total	**AU$38,500,000**

The expenses to be incurred in developing and pursuing the business plan of the Parent and its subsidiaries cannot be predicted with any degree of certainty. The foregoing table represents the Parent's best estimate of the allocation of proceeds of the Series A Financing based upon the current plans of the Parent and its subsidiaries and current economic and industry conditions. Moreover, although the Parent has identified generally how it expects to use the proceeds from the Series A Financing, the Parent will have broad discretion in determining the specific uses of the proceeds and the Board of Directors of the Parent may find it necessary or advisable to reallocate the net proceeds or use portions thereof for other purposes, except that pursuant to the SPRA, the Parent is prohibited from using any of the proceeds received by it in the Series A Financing to declare a dividend or make any other distributions to the holders of its capital securities other than in the Proposed Restructure. The Shareholders will not have the opportunity to evaluate the economic, financial and other information on which decisions on how to use the proceeds are based. As a result, the Parent's success will be substantially dependent upon the discretion and judgment of its management with respect to the application and allocation of the net proceeds of the Series A Financing.

6. **CURRENT TRADING**

6.1 We enclose with this Offer at **"Annexure H"** the most recent management accounts of the Company, which do not include R&D tax incentive and Income Tax entries pending tax compliance finalisation for the financial year.

7. **KEY DATES FOR THE OFFER**

7.1 The key dates for the Offer are as follows:

Key Event	**Date**
Opening date of Offer (**"Opening Date"**)	The date of this letter
Closing date of Offer (**"Closing Date"**)	10 days after the date of this letter
Estimated date of Completion	3 business days after the Closing Date
Expected date for issue of Exchange Shares and Payment for Cash Offer	At Completion
Expected date for despatch of Share Certificates for Exchange Shares	2 business days after Completion

8. **PAYMENT METHOD**

8.1 If you elect to sell all or some of your Ordinary Shares to the Investor in the Cash Offer, you must nominate in the Offer Acceptance Form a bank account to which the Investor can make payment of your cash consideration on Completion by wire transfer.

9. **AVAILABILITY OF CAPITAL GAINS TAX ROLLOVER RELIEF IN RESPECT OF ISSUE OF EXCHANGE SHARES**

9.1 Please see at **"Annexure I"**, a memorandum prepared by the Company's tax advisors, PriceWaterhouseCoopers, on the expected tax treatment of the Proposed Restructure for residents in Australia.

10. **RECOMMENDATION**

10.1 The board of directors of the Company has unanimously resolved to recommend the Offer, Proposed Restructure and Series A Financing to all Shareholders as in the best interests of the Company and all Shareholders.

10.2 Level Equity does not express any opinion or make any recommendation to the Shareholders as to whether and to what extent the Shareholders should participate in the Cash Offer and/or the Script Offer.

11. IMPORTANT NOTICES

Notices to applicant

11.1 The information in this letter is not financial product advice and does not take into account your investment objectives, tax circumstances, financial situation or particular needs. This letter should not be construed as financial, taxation, legal or other advice. The Company is not licensed to provide financial product advice in respect of its securities or any other financial products.

11.2 If you do not fully understand this letter including the rights of and restrictions on the Exchange Shares and the obligations under the SPRA or the Stockholders Agreement, or are in doubt as to how to deal with it, you should seek professional advice from your lawyer, accountant and/or other professional adviser before deciding whether to participate in the Offer.

11.3 If not sold in the Offer, the value of your Ordinary Shares may significantly appreciate or depreciate over time. The price at which the Investor is offering to purchase your Ordinary Shares may not be the highest price that you could obtain for your Ordinary Shares now or in the future. If you choose to participate in the Offer, you understand and agree that you are giving up the opportunity to sell your Ordinary Shares to any person at a possibly higher price, now or in the future, and to receive the benefit of future appreciation, if any, in the value of the Ordinary Shares sold to the Investor. There can be no assurance, however, that the price of the Ordinary Shares will increase or to what extent.

11.4 No person has been authorized to give any information or to make any representations not contained or incorporated in this letter in connection with the matters referenced herein and, if given or made, such information or representations must not be relied upon as having been so authorized by the Company, the Parent or the Investor. This letter shall not, under any circumstances, create any implication that there has been no change in the affairs of the Company since the Opening Date or that the information contained herein is correct as of any time subsequent to its date.

11.5 Your rights as a holder of the Company's Ordinary Shares will be materially affected by the Proposed Restructure and the Series A Financing. It is important that you carefully read this letter and the enclosures herewith in order to understand how the Proposed Restructure and the Series A Financing will affect you.

No offer where Offer would be illegal

11.6 This letter is provided to you on the basis that you are a senior employee or sophisticated investor as that term is defined in the *Corporations Act 2001*(Cth), or alternatively as a personal offer that fits within a small scale offer exemption under the *Corporations Act 2001* (Cth).

11.7 This letter and the Offer Acceptance Form do not, and are not intended to, constitute an offer or invitation in any place in which, or to any person to whom, it would not be lawful to make such an offer or invitation. No action has been taken to register or qualify the Offer. The distribution of this letter and the Offer Acceptance Form (including electronic copies) outside Australia may be restricted by law and persons who come into possession of this letter outside Australia should seek advice of qualified legal counsel on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws.

11.8 The Company has determined that the Offer does not constitute a tender offer of the type governed by sections 13(e)(4) or 14(d) of the Securities Exchange Act of 1934, as amended. However, neither the U.S. Securities and Exchange Commission nor any state or federal (foreign or otherwise) securities commission has approved or disapproved the Offer or determined if this letter or any other materials or information provided in connection with the Offer is accurate or complete. Neither the Company, the Parent nor the Investor are in the business of dealing in securities, and nothing in this Offer to Purchase shall be read to cause the Company, the Parent or the Investor to be in, or hold themselves out as being in the business of dealing in securities.

12. GOVERNING LAW AND JURISDICTION

12.1 This letter and its terms are governed by the laws of Queensland, Australia and the parties submit to the non-exclusive jurisdiction of the courts of that State.

13. CONFIDENTIALITY

13.1 This letter, the information contained in this letter and any information provided to you in connection with the Offer is strictly confidential. It may not be disclosed by you or on your behalf to any person unless it is required to be disclosed by law or regulation or to your lawyer, accountant or other professional adviser as long as such person is instructed by you as to the confidentiality hereof and is bound by confidentiality obligations (whether professional or otherwise) with respect hereto.

14. ENQUIRIES

14.1 If you have any enquiries in relation to this letter, please contact Sean Diljore by email at sean.diljore@simpro.co or by phone on 0439 717 031 or consult your professional legal, tax, financial or other adviser.

Regards,



Sean Diljore
Chairman of the Company



Sean Diljore
Director of simPRO Holding (Aus) Pty Ltd

Annexures:
A - Stock Purchase and Restructure Agreement
B - Share Transfer Form
C – Stockholders' Agreement of Parent
D – Signature Pages to Stockholders' Agreement and Stock Purchase and Restructure Agreement
E - Amended and Restated Certificate of Incorporation of Parent
F - Bylaws of Parent
G - Share Capital Table of Parent
H - Management Accounts
I - Tax Memorandum
J - Risk Factors
K – Representations and Warranties
L – Stockholders Agreement Restrictions
M – Indemnification
N – Financial Statements

OFFER ACCEPTANCE FORM

To: **SIMPRO HOLDINGS (AUS) PTY LTD ("INVESTOR") AND SIMPRO HOLDINGS, INC. ("PARENT")**

INSERT SHAREHOLDER NAME: ______________________________
(Shareholder)

SHAREHOLDER ADDRESS: ______________________________

DATE: ______________________________

Shareholder **IRREVOCABLY** tenders the following FULLY PAID ORDINARY SHARES for sale to the Investor in the quantities and for the consideration set out below, in accordance with the letter dated 24 September 2016 (**Offer Letter**):

TOTAL SHARES HELD BY SHAREHOLDER:	
NUMBER OF SHARES TENDERED TO INVESTOR FOR AU$40 PER SHARE ON TERMS OF SPRA:	______________ [INSERT NUMBER OF ORDINARY SHARES YOU WANT TO SELL TO THE INVESTOR AT A PURCHASE PRICE OF AU$40 PER SHARE]
NUMBER OF SHARES TENDERED TO INVESTOR IN EXCHANGE FOR THE ISSUE OF THE EXCHANGE SHARES ON TERMS OF SPRA:	______________ [INSERT NUMBER OF ORDINARY SHARES YOU WANT TO SELL TO THE INVESTOR IN EXCHANGE FOR AN EQUIVALENT NUMBER OF EXCHANGE SHARES IN THE PARENT]

The Shareholder (i) acknowledges its Ordinary Shares are tendered subject to the terms set out in the Offer Letter and the Share Restructure and Purchase Agreement enclosed at Annexure A to the Offer Letter ("SPRA"), (ii) by signing this Offer Acceptance Form consents to the sale of all of the Ordinary Shares of the Company to the Investor pursuant to the terms of the Offer Letter and the SPRA and all other transactions contemplated by the Proposed Restructure and waives any rights it may have under the Company's current constitution or otherwise in respect of the sale of Ordinary Shares in the Company and the other transactions contemplated by the Proposed Restructure, including, but not limited to, any rights of pre-emption or rights of first refusal, (iii) agrees to execute the signature page enclosed at Annexure D of the Offer Letter to accede to the SPRA enclosed at Annexure A, and (iv) if the Shareholder has elected to sell all or some of its Ordinary Shares in exchange for the issue of Exchange Shares (as defined in the Offer Letter), agrees to execute the signature page enclosed at Annexure D of the Offer Letter to accede to the Stockholders Agreement enclosed at Annexure C of the Offer Letter (**Stockholders Agreement**) and agrees that the Exchange Shares are issued subject to the terms of the Parent's Amended and Restated Certificate of Incorporation and Bylaws enclosed at Annexure E and Annexure F respectively. The Shareholder encloses with this application a signed copy of the SPRA and, if applicable, the Stockholders Agreement.

[OPTION 1: If executing as a company]

Executed by ______________________ acting by the following persons or, if the seal is affixed, witnessed by the following persons in accordance with s127 of the Corporations Act 2001:

....	....
Signature of director	Signature of director/company secretary
....	....
Name of director (print)	Name of director/company secretary (print)

[OPTION 2: If executing as an individual]

....	....
Name	Signature

ANNEXURE A

STOCK PURCHASE AND RESTRUCTURE AGREEMENT

STOCK PURCHASE AND RESTRUCTURE AGREEMENT

dated as of September 23, 2016

among

THE SIMPRO GROUP PTY LTD,

THE SELLING SHAREHOLDERS NAMED HEREIN,

LEVEL EQUITY GROWTH PARTNERS I, L.P.,

LEVEL EQUITY GROWTH PARTNERS II, L.P.,

SIMPRO HOLDINGS, INC.

and

SIMPRO HOLDINGS (AUS) PTY LTD

STOCK PURCHASE AND RESTRUCTURE AGREEMENT

This **STOCK PURCHASE AND RESTRUCTURE AGREEMENT** (this "Agreement"), dated as of September 23, 2016 (the "Effective Date"), is entered into by and among **THE SIMPRO GROUP PTY LTD**, a proprietary limited company incorporated in Australia (the "Company"), as of the Closing Date, each holder of outstanding ordinary shares of the Company (the "Selling Shareholders"), **LEVEL EQUITY GROWTH PARTNERS I, L.P.**, a Delaware limited partnership ("Level I") and **LEVEL EQUITY GROWTH PARTNERS II, L.P.**, a Delaware limited partnership ("Level II") (each, a "Level Fund" and, together, "Level Equity"), **SIMPRO HOLDINGS, INC.**, a Delaware corporation, as the parent company of the Investor (the "Parent") and **SIMPRO HOLDINGS (AUS) PTY LTD**, a proprietary limited company incorporated in Australia (the "Investor").

PREAMBLE

WHEREAS, the Selling Shareholders collectively own 100% of the issued share capital of the Company, each in the amounts set forth in Exhibit A hereto (collectively, the "Existing Shares");

WHEREAS, the Parent has been formed for the purpose of becoming the parent company of the Investor;

WHEREAS, the Investor has been formed as a wholly-owned subsidiary of the Parent for the purpose of becoming the parent company of the Company;

WHEREAS, Level Equity desires to subscribe for 389,078 shares of Series A Participating Preferred Stock of the Parent (the "Series A Preferred Stock") at a purchase price of AU$102.8072 per share, with the rights and preferences set forth in the Amended and Restated Certificate of Incorporation of the Parent (the "Restated Certificate") as amended, modified, supplemented or restated from time to time, in the form attached hereto as Exhibit B, and the Stockholders' Agreement of the Parent dated the date of this Agreement (the "Stockholders' Agreement") as amended, modified, supplemented or restated from time to time, in the form attached hereto as Exhibit C, on the terms set forth in this Agreement (collectively, the "Level Subscription");

WHEREAS, the Parent desires to purchase from the Investor 563,725 Ordinary Shares of the Investor at a par value of AU$40.00 per Ordinary Share with the rights and preferences set forth in the Investor's Constitution (as amended, modified, supplemented or restated from time to time, the "Constitution") in the form attached hereto as Exhibit D, on the terms set forth in this Agreement (collectively, the "Parent Subscription");

WHEREAS, the parties desire that the Investor acquire 100% of the Existing Shares from the Selling Shareholders pursuant to the terms and conditions set forth herein (collectively, the "Share Purchase and Exchange") in exchange for (i) the payment of an aggregate amount of up to AU$22,549,000 cash (collectively, the "Exit Consideration") to those Selling Shareholders who elect pursuant to the letter of offer set out in Exhibit E (the "Offer Letter") to sell all or a portion of their shareholding in the Company to the Investor (collectively, the "Exiting Shareholders"), and (ii) the Investor issuing up to 551,575 Ordinary Shares to the

Parent with the rights and preferences set forth in the Constitution in exchange for the Parent in turn issuing up to 551,575 shares (the "Replacement Shares") of the Parent's common stock ("Parent Common Stock"), with the rights and preferences set forth in the Restated Certificate, to those Selling Shareholders who elect pursuant to the Offer Letter to exchange all or some of their Existing Shares for an equivalent number of Replacement Shares (collectively, the "Continuing Shareholders");

WHEREAS, the parties desire for the Level Subscription, Parent Subscription and the Share Purchase and Exchange to complete simultaneously and for all obligations of the parties set forth herein to be interdependent;

WHEREAS, as a result of the Share Purchase and Exchange, the Company will become a wholly-owned subsidiary of the Investor, and immediately following the completion of the Share Purchase and Exchange, the Continuing Shareholders will collectively own 100% of the Replacement Shares in accordance with the terms of this Agreement, except for 1 share of Parent Common Stock otherwise held by Bradley Couper, the Restated Certificate and the Stockholders' Agreement; and

NOW THEREFORE, in consideration of the foregoing and of the agreements set forth below, the parties agree as follows:

ARTICLE I

LEVEL SUBSCRIPTION

Section 1.1. Authorization of Issuance and Sale. Subject to the terms and conditions hereof, the Parent has authorized the issuance and sale of 389,078 shares of Series A Preferred Stock, in the aggregate and with a par value of $0.0001 per share (the "Series A Shares"), to Level Equity on the date hereof.

Section 1.2. Purchase and Sale of the Series A Shares. Subject to the terms and conditions of this Agreement, at the Closing, each Level Fund shall, severally and not jointly, subscribe for the Series A Shares from the Parent. The Parent shall issue the Series A Shares to each Level Fund based on its pro-rata portion of the Level Subscription Price (as defined below) free and clear of all Encumbrances (other than restrictions on transfer under the Stockholders' Agreement in place from time to time, applicable state and federal securities laws, and Encumbrances created or imposed by Level Equity, if any).

Section 1.3. Payment of the Subscription Price.

(a) At the Closing, Level Equity shall make payment in the amount of AU$40,000,000 (the "Level Subscription Price") by wire transfer of immediately available funds to Parent, to the account designated by the Parent to Level Equity at least three business days prior to the Closing Date, as full payment for the Series A Shares sold to Level Equity. The Level Subscription Price will be allocated between the two Level Funds as follows: 25% shall be paid by Level I and 75% shall be paid by Level II, with the exact purchase amounts to be determined on the business day prior to the Closing Date in accordance with the Exchange Rate.

(b) Notwithstanding anything to the contrary contained herein, any payment of the Level Subscription Price shall be made in United States Dollars at the United States Dollar equivalent of such amount converted according to the exchange rate for such conversion provided by Bloomberg at 5:00 P.M. EST on the business day prior to the Closing Date (the "**Exchange Rate**"); provided, however, that if the Exchange Rate (x) is equal to or greater than 0.70 but less than 0.73, then the Exchange Rate shall be 0.73 and (y) is greater than 0.77 but less than or equal to 0.80, then the Exchange Rate shall be 0.77.

Section 1.4. Use of Proceeds. The Level Subscription Price shall be utilized by the Parent as follows:

(a) Share Purchase. Subject to paragraphs (b) and (c) below, the Level Subscription Price shall be used by the Parent to purchase shares in the Investor pursuant to the terms of Article II.

(b) Working capital and capital expenditure. The Level Subscription Price that is not required for the purpose of Article II shall be retained by the Parent for working capital purposes and not for dividends, distributions or any other payments in respect of Equity Securities.

(c) Withholding. The Parent shall be entitled to deduct and withhold from any amounts payable pursuant to this Agreement such amounts the Parent is required to deduct and withhold with respect to the making of such payment under the Code or the ITAA, or any provision of any applicable Law. To the extent that amounts payable to any Person are so withheld, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to such Person.

ARTICLE II

PARENT SUBSCRIPTION

Section 2.1. Authorization of Issuance and Sale. Subject to the terms and conditions hereof, the Investor has authorized the issuance and sale of 563,725 ordinary shares of Investor, in the aggregate and with a par value of AU$40.00 per share (the "Ordinary Shares"), to the Parent on the date hereof.

Section 2.2. Purchase and Sale of the Investor Shares. Subject to the terms and conditions of this Agreement, at the Closing, the Parent shall purchase from the Investor the Ordinary Shares, and the Investor shall issue the Ordinary Shares to the Parent free and clear of all Encumbrances (other than restrictions on transfer under the Constitution in place from time to time, applicable state and federal securities laws, and Encumbrances created or imposed by the Parent, if any).

Section 2.3. Payment of the Subscription Price. At the Closing, the Parent shall make or procure payment in the amount of AU$22,549,000 (the "Parent Subscription Price") by wire transfer of immediately available funds to the Investor, to the account designated by the Investor to the Parent at least three business days prior to the Closing Date, as full payment for the Ordinary Shares sold to the Parent.

Section 2.4. **Use of Proceeds**. The Parent Subscription Price shall be utilized by the Investor as follows:

(a) Share Purchase.

(i) An amount up to the Exit Consideration shall be utilized by the Investor to complete the purchase of a portion of the Existing Shares from the Exiting Shareholders as part of the Share Purchase and Exchange, simultaneously with the Closing, pursuant to the terms of Article IV.

(b) Working Capital. After giving effect to the payments contemplated by Section 2.4(a), the balance of the Parent Subscription Price shall be utilized by the Investor for the Company's working capital purposes and not for dividends, distributions or any other payments in respect of Equity Securities.

ARTICLE III

CONTINUING SHAREHOLDERS - AGREEMENT TO EXCHANGE STOCK

Section 3.1. **Authorization of Issuance.** Subject to the terms and conditions of this Agreement, at the Closing and in return for the acceptance of Continuing Shareholders of the offer to exchange ordinary shares in the Company for the Replacement Shares, (i) the Investor will have authorized the issuance to the Parent of such number of Ordinary Shares which is equivalent to the number of Existing Shares which the Continuing Shareholders have elected to, in aggregate, exchange for Replacement Shares pursuant to their executed Offer Letters (collectively, the "Exchange Shares"), provided such number of Ordinary Shares does not in any circumstances exceed 551,575, free and clear of all Encumbrances (other than restrictions on transfer under the Constitution in place from time to time, applicable state and federal securities laws and Encumbrances created or imposed by the Parent, if any), and (ii) the Parent will have authorized the issuance to the Continuing Shareholders of such number of Replacement Shares which is equivalent to the number of Exchange Shares, provided such number of Replacement Shares does not exceed 551,575 in any circumstances, free and clear of all Encumbrances (other than restrictions on transfer under the Stockholders' Agreement in place from time to time, applicable state and federal securities laws and Encumbrances created or imposed by the Continuing Shareholders, if any).

Section 3.2. **Agreement to Exchange; Full Satisfaction**. On the terms and subject to the conditions set forth herein, at the Closing, each Continuing Shareholder shall transfer, convey and assign such Continuing Shareholder's right, title and interest in and to its Exchange Shares, free and clear of any liens or other Encumbrances (other than those imposed by federal and state securities Laws or those imposed by the Company's current constitution), to the Investor, and shall receive in exchange therefor an equivalent number of Replacement Shares issued by the Parent. The Replacement Shares delivered in accordance with the terms hereof shall be deemed to have been delivered in full satisfaction of all rights pertaining to its Exchange Shares, and each Continuing Shareholder agrees and acknowledges that, upon receipt of such Continuing Shareholder's Replacement Shares, such Continuing Shareholder shall have no further rights under the Company's then current constitution.

ARTICLE IV

EXITING SHAREHOLDERS - AGREEMENT TO SELL STOCK

Section 4.1. **Authorization of Sale**. Subject to the terms and conditions hereof, at the Closing and in return for the acceptance of Exiting Shareholders of the offer to sell all or a portion of their ordinary shares in the Company on the terms of the Offer Letter, each Exiting Shareholder will have authorized the sale of such number of Existing Shares as it elected, in aggregate, to sell to the Investor on the date hereof pursuant to their executed Offer Letters, provided such number of Existing Shares, in the aggregate, does not exceed 563,725 in any circumstances, at a price of AU$40 per share (the "Sale Shares").

Section 4.2. **Purchase of the Sale Shares**. Subject to the terms and conditions of this Agreement, at the Closing, the Investor shall purchase all of such Exiting Shareholder's right, title and interest in its Sale Shares from such Exiting Shareholder. Each Exiting Shareholder shall transfer its respective Sale Shares to the Investor free and clear of all Encumbrances (other than applicable state and federal securities Laws, those imposed by the Company's current constitution and Encumbrances created or imposed by the Investor, if any).

Section 4.3. **Payment of the Exit Consideration**. At the Closing, the Investor shall make payment of each Exiting Shareholder's pro-rata portion of the Exit Consideration (determined by multiplying the number of Sale Shares held by such Exiting Shareholder by AU$40) by wire transfer of immediately available funds to the account designated by each Exiting Shareholder to the Investor at least three business days prior to the Closing Date, as full payment for the Sale Shares sold by each Exiting Shareholder to the Investor.

ARTICLE V

CLOSING

Section 5.1. **Conditions Precedent.** Closing is conditional upon each of the following, which may be satisfied or waived in the sole discretion of (i) Level Equity (with respect to Sections 5.1(a) through 5.1(l)), (ii) the Parent (solely with respect to Sections 5.1(m) through 5.1(n)) or (iii) either Level Equity or the Parent (solely with respect to Section 5.1(o)):

(a) the Investor receiving executed Offer Letters from each Selling Shareholder pursuant to which the Investor will be entitled to obtain 100% of the Existing Shares;

(b) Each Selling Shareholder becoming a party to this Agreement, by executing a counterpart signature page hereto;

(c) the Parent, and each Continuing Shareholder executing the Stockholders' Agreement;

(d) the Selling Shareholders electing in the Offer Letters to, in the aggregate, exchange up to 551,575 Existing Shares for Replacement Shares;

(e) the Selling Shareholders electing in the Offer Letters to, in the aggregate, sell to the Investor no more than 563,725 Existing Shares at AU$40 per share;

(f) the Exiting Shareholders and Continuing Shareholders' elections being reasonably satisfactory to Level Equity;

(g) the filing of the Restated Certificate in the form attached hereto as Exhibit B;

(h) the board of directors of the Parent having passed a resolution to appoint any additional directors such that the composition of the board of the Parent immediately post-Closing will be as is set out in the Stockholders' Agreement;

(i) the representations and warranties contained in Article VI being true and correct on the Effective Date and on the Closing Date in all material respects and the representations and warranties contained in Article VII being true and correct on the Closing Date in all material respects;

(j) there has been no event, or change in circumstances, which would reasonably be expected to cause a Material Adverse Change, except in each case to the extent that any such event or change in circumstances results from: (1) changes in general economic conditions (provided that such changes do not adversely affect the Company and/or its Subsidiaries disproportionately as compared to its competitors); (2) changes affecting the industry generally in which the Company and its Subsidiaries operate (provided that such changes do not adversely affect the Company and/or its Subsidiaries disproportionately as compared to its competitors); (3) any acts of God or acts of terrorism, military action or war; (4) actions by or on behalf of the Company and/or its Subsidiaries taken at the direction of Level Equity taken pursuant to the express terms of this Agreement; (5) the public announcement or pendency of the transactions contemplated hereby, including any impact thereof on relationships with customers, suppliers, distributors, competitors, partners or employees; (6) changes in applicable Laws or GAAP (provided that such changes do not adversely affect the Company and/or its Subsidiaries disproportionately as compared to its competitors); or (7) the Company ceasing its business activities and/or relationship with Masters Home Improvement Australia PTY Limited.

(k) the share capital table attached hereto as Exhibit F accurately reflecting the capitalization of the Parent immediately following the Closing;

(l) the covenants and agreements of the Company set forth in this Agreement have been complied with in all material respects;

(m) the representations and warranties of each Level Fund contained in Article VIII (other than Section 8.5) being true and correct on the Effective Date and on the Closing Date in all material respects and the representations and warranties of each Level Fund contained in Section 8.5 being true and correct on the Effective Date and on the Closing Date;

(n) the covenants and agreements of Level Equity set forth in this Agreement have been complied with in all material respects; and

(o) the Exchange Rate is greater than or equal to 0.70 or lower than or equal to 0.80.

Section 5.2. The Closing. The closing of the (i) issuance of the Series A Shares, (ii) issuance of the Ordinary Shares, (iii) exchange of the Exchange Shares for the Replacement Shares and (iv) purchase of the Sale Shares (the "Closing") shall take place at the offices of DLA Piper Australia at Level 9 480 Queen Street Brisbane QLD 4000 on the later of (x) the third (3rd) business day after the satisfaction or waiver of the conditions set forth in this Article V and in Article IX hereof, and (y) such other date as the parties shall agree in writing. The date of the Closing is referred to herein as the "Closing Date."

Section 5.3. Closing deliverables. At the Closing:

(a) in respect of the issue of the Series A Shares by the Parent to Level Equity pursuant to Article I, the Parent will deliver to each Level Fund (i) a certificate representing its Series A Shares, (ii) the Stockholders' Agreement executed by the Parent and (iii) subject to receipt of the Level Subscription Price, evidence of the passing of a resolution of the board of directors of Parent approving (x) the appointment of any additional directors such that the composition of the board of the Parent immediately post-Closing will be as is set out in the Stockholders' Agreement and (y) the issue of the Series A Shares by the Parent to Level Equity, and Level Equity will deliver to the Parent the Stockholders' Agreement executed by Level Equity and the Level Subscription Price;

(b) in respect of the issue of the Ordinary Shares by the Investor to the Parent pursuant to Article II and Article III, the Investor will deliver to the Parent (i) a certificate representing the Ordinary Shares and (ii) subject to receipt of executed consents by any nominee directors of the Parent and receipt of the subscription funds for the Ordinary Shares from Parent, evidence of the passing of a resolution of the board of the Parent which approves the appointment of any nominee directors of the Parent to the board of the Investor in accordance with the Constitution and which approves the issue of the Ordinary Shares by the Investor to the Parent, and the Parent will deliver to the Investor executed consents from its nominee director(s) to be appointed to the board of the Investor in accordance with the Constitution and the Parent Subscription Price;

(c) in respect of the exchange of Exchange Shares for Replacement Shares pursuant to Article III, (1) the Parent will deliver to each Continuing Shareholder (i) evidence of the passing of a resolution of the board of the Parent approving the issue of the Replacement Shares to the Continuing Shareholders, and (ii) a certificate representing the number of Replacement Shares issued to the Continuing Shareholder in exchange for its Exchange Shares, (2) the Company will transfer the Exchange Shares on the books and records of the Company and update the members register of the Company and the Australian Investments and Securities Commission (ASIC) register to reflect the transfer of the Exchange Shares, and (3) each Continuing Shareholder shall deliver to the Investor (i) a share transfer form on the form attached hereto as Exhibit G (the "Share Transfer Form") duly executed by such Continuing Shareholder, (ii) its current share certificate in original copy relating to its Exchange Shares or if such certificate is lost a statutory declaration confirming loss of the certificate and indemnification for loss arising from such lost certificate in a form satisfactory to the Investor,

(iii) an executed Deed of Accession to the Stockholders' Agreement in the form appended to the Offer Letter, (iv) an executed signature page to this Agreement and (v) if the Continuing Shareholder is not a United States citizen or a 'United States person' for the purposes of the Code, a properly completed and executed United States Internal Revenue Service Form W-8BEN or Form W-8BEN-E, as applicable, copies of which are attached hereto as Exhibit G-1 and Exhibit G-2, respectively.

(d) in respect of the sale and purchase of the Sale Shares pursuant to Article IV, (1) each Exiting Shareholder shall deliver to the Investor (i) a Share Transfer Form, duly executed by such Exiting Shareholder, approving the transfer of its Sale Shares to the Investor, (ii) an executed signature page to this Agreement and (iii) its current share certificate in original copy relating to its Sale Shares or if such certificate is lost a statutory declaration confirming loss of the certificate and indemnification for loss arising from such lost certificate in a form satisfactory to the Investor, (2) the Investor will deliver (i) a counterparty of the executed Share Transfer Form and (ii) make arrangement for wire transfer of the aggregate purchase price for each Exiting Shareholder, and (3) the Company will transfer the Sale Shares on the books and records of the Company and update the records of ASIC; and

(e) Each of the Exiting Shareholders and the Continuing Shareholders shall cause the Company to deliver evidence of payment by SimPRO Software Ltd ("Simpro USA") to the Company of all royalties for Simpro USA's use of Company intellectual property accrued by the Company as of the day before the Closing Date.

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to the limitations set forth in Article XI, the Company, as an inducement to Level Equity to enter into the Documents, and to consummate the transactions contemplated hereby and thereby, and acknowledging that Level Equity is entering into the Documents in reliance in part on the representations and warranties of the Company contained herein, represents and warrants to Level Equity, as of the date hereof and as of the Closing Date (except in the case of any individual representation and warranty which by its terms speaks only as of a specific date or dates) as set forth in this Article VI except as set forth in the Disclosure Schedules. For purposes of this Agreement, "Knowledge of the Company" or "Company's Knowledge" shall mean the knowledge of Bradley Couper, Alan Bignell, Sean Diljore, Steve Bradshaw, Curtis Thompson, Jonathan Eastgate, Mark Alfred, Vanessa Winter and Aimee Simpson, after reasonable inquiry.

Section 6.1. Existence and Power. The Company is a corporation, duly incorporated, validly existing and in good standing under the laws of the State of Queensland, Australia. The Company has all requisite corporate power and authority to own, lease and operate the assets used in its business, to carry on its business as presently conducted, to enter into the Documents to which it is party, to perform its obligations hereunder and thereunder, and to consummate the transactions contemplated hereby and thereby. Schedule 6.1 sets forth each jurisdiction in which the Company is duly qualified or licensed to do business and is in good standing as a foreign corporation, which constitute all of the jurisdictions in which the conduct of its business or the ownership, leasing, holding or use of its properties makes such qualification necessary, except such jurisdictions where the failure to be so qualified or licensed or in good standing would not reasonably be expected to result in a Material Adverse Change (as defined in Section 6.10 below). The Company has made available to Level Equity true, correct and complete copies of the Certificate of Incorporation of the Company and certificates of any registered business name of the Company, as in effect immediately before the Closing ("Company Registrations") and the constitution of the Company ("Company Constitution"), each as in full force and effect. For purposes of this Agreement, the term "Documents" means (i) this Agreement and (ii) the Stockholders' Agreement. The Company is not in violation of any of the provisions of the Company Registrations or the Company Constitution. Neither the Company nor any of its predecessors has conducted any business under, or otherwise used for any purpose in any jurisdiction, any fictitious name, assumed name, trade name or other name not indicated on the Company Registrations.

Section 6.2. **Solvency** The Company is not insolvent as that term is defined in the Australian Corporations Act 2001 (the "Corporations Act"), has not suspended payment of its debts and is not currently the subject of any bankruptcy, winding up, creditors petition, reorganization or similar proceeding or claim which is pending or threatened.

Section 6.3. **Subsidiaries.**

(a) Schedule 6.3 sets forth a list of each of the Company's Subsidiaries. Each of the Company's Subsidiaries is duly organized, validly existing and in good standing and qualified in each jurisdiction in which it conducts business, has assets, employees or maintains offices except where the failure to be so qualified would not have a Material Adverse Change, and has all requisite corporate power and authority to own, lease and operate the assets used in its business and to carry on its business as presently conducted. All of the outstanding shares of capital stock or other Equity Securities, as applicable, of each Subsidiary of the Company are, if applicable, duly authorized, validly issued, fully paid and non-assessable, with no personal liability attaching to the ownership thereof, and, except as set forth on Schedule 6.3, the Company owns all such shares of capital stock or other Equity Securities free and clear of all Encumbrances. There are no outstanding purchase rights or other commitments or agreements for or relating to the issuance, or sale of, or outstanding Equity Securities convertible into or exchangeable for, any shares of capital stock of any class or other Equity Securities of any Subsidiary of the Company. Except as set forth on Schedule 6.3, prior to the Closing Date, each Subsidiary of the Company is wholly-owned, directly, by the Company, and neither the Company nor any of its Subsidiaries holds any Equity Securities in any Person other than Equity Securities of the Company's Subsidiaries.

(b) For purposes of this Agreement, the following terms have the following meanings:

(i) "Affiliate" means, with respect to any specified Person, any other Person who, directly or indirectly, controls, is controlled by, or is under common control with such Person.

(ii) "control" means the possession, directly or indirectly, of the power to direct the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

(iii) "Equity Securities" means: (A) the shares of capital stock or ordinary shares of a company or corporation; (B) the general or limited partnership interests of any partnership; (C) the membership or other ownership interest (including any "profits interests") of any limited liability company; (D) the equity interests or other ownership interests of any other legal entity; or (E) any option, warrant or other right to convert into or otherwise receive any of the foregoing, in any such case, whether owned or held beneficially, of record or legally.

(iv) "Governmental Authority" means any federal, state, municipal, foreign or other government, governmental department, commission, board, bureau, agency or instrumentality, or any court or governmental tribunal.

(v) "Person" means and includes any natural person, a partnership, a corporation, an association, a joint stock company, a limited liability company, a trust, a joint venture, an unincorporated organization and other entity or Governmental Authority.

(vi) "Subsidiary" means, with respect to any Person, any corporation, limited liability company, partnership, association, or other business entity or other Person of which (A) if a corporation or company, a majority of the total voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers, or trustees thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more of the other Subsidiaries of that Person or a combination thereof or (B) if a limited liability company, partnership, association, or other business entity (other than a corporation), a majority of the Equity Securities or other similar ownership interest thereof is at the time owned or controlled, directly or indirectly, by that Person or one or more Subsidiaries of that Person or a combination thereof and for this purpose, a Person or Persons owns a majority ownership interest in such business entity (other than a corporation) if such Person or Persons shall be allocated a majority of such business entity's gains or losses or shall be or control any managing director or general partner of such business entity (other than a corporation), whether through ownership of voting securities, contract or otherwise. The term "Subsidiary" shall include all Subsidiaries of such Subsidiary.

Section 6.4. Noncontravention.

(a) Except as set forth on Schedule 6.4, the execution, delivery and performance of this Agreement by the Company does not, nor shall the consummation of the transactions contemplated hereby: (i) violate, constitute a violation of or default under, in each case, in any material respect (whether after the giving of notice, lapse of time or both), accelerate any obligation under, or give rise to a right of termination, modification, notice or consent under, any Material Contract (as defined in Section 6.15(a)) or any Permit (as defined in Section 6.17(a)), or cause the creation of any Encumbrance (as defined in Section 6.11) upon the Existing Shares (other than Permitted Equity Encumbrances) or any material properties or material assets of the Company (other than Permitted Asset Encumbrances); (ii) violate or constitute a violation of or default under any provision of any of the Governing Documents of the Company or any of its Subsidiaries; (iii) violate or constitute a default under (whether after the giving of notice, lapse of time or both) any Law applicable to the Company or any of its Subsidiaries, or any Judgment of any Governmental Authority applicable to the Company or any of its Subsidiaries, or to which any properties or assets of the Company or any of its Subsidiaries may be bound or subject; or (iv) require from the Company or any of its Subsidiaries, any notice to, declaration or filing with, or consent or approval of any Governmental Authority or any other Person.

(b) For purposes of this Agreement, the following terms have the following meanings:

(i) "Governing Documents" means, with respect to any particular Person: (A) if a corporation or company, the constitution, articles or certificate of incorporation and the bylaws of such entity; (B) if a limited partnership, the limited partnership agreement and the certificate of limited partnership of such entity; (C) if a limited liability company, the articles or certificate of organization or formation and the operating agreement of such entity; (D) if another type of Person, any other charter or similar document adopted or filed in connection with the creation, formation or organization of such Person; (E) any amendment, modification or supplement to the foregoing; and (F) any shareholders agreement, investor rights agreement, voting agreement, right of first refusal and co-sale agreement and any similar agreement.

(ii) "Judgments" means all judgments, injunctions, citations, orders and decrees of all courts and arbitrators in proceedings or actions in which the Person in question is a party or by which any of its assets or properties is bound.

(iii) "Law" means, as to any Person, all provisions of laws, statutes, ordinances, rules, regulations, permits, certificates or orders of any Governmental Authority applicable to such Person or any of its properties or assets, and all Judgments applicable to such Person.

(iv) "Permitted Asset Encumbrances" means: (A) liens for Taxes, assessments, and other governmental levies, fees, or charges that are not yet due and payable; (B) mechanics', carriers', workmen's, and repairmen's liens and other similar liens arising or incurred in the ordinary course of business; (C) liens incurred or deposits made in the ordinary course of business in connection with workers' compensation, unemployment insurance or other types of social security; (D) zoning or planning Laws, building codes, and other land use Laws regulating the use or occupancy of real property or the activities conducted thereon that are imposed by any Governmental Authority having jurisdiction over such real property and that are not violated by the current use or occupancy of such real property; (E) purchase money liens securing rental payments under capital lease arrangements; (F) easements, covenants, conditions, restrictions, and other similar matters of record affecting title to real property, which do not or would not materially impair the use or occupancy of such real property; (G) Encumbrances identified on title policies or preliminary title reports or other documents or writings included in the public records; (H) Encumbrances that will be released at the Closing; (I) certain Encumbrances, listed on Schedule 6.4(iv)(I), that will not be released at the Closing; and (J) restrictions on transfer under the Governing Documents of the Company or any applicable Law (including, but not limited to, federal and state securities Laws).

(v) "Permitted Equity Encumbrances" means: (A) any restrictions on transfer under the Governing Documents of the Company or any applicable Law (including, but not limited to, federal and state securities Laws) and (B) Encumbrances created or imposed by the Investor, if any.

Section 6.5. Authorization of transfer of Existing Shares. The authorization, sale and delivery of the Existing Shares has been duly authorized by all requisite corporate action on the part of the Company and its equity holders. As of the Closing, the Existing Shares will be able to be validly sold and transferred and not subject to any preemptive rights, rights of first refusal or other similar rights of the equity holders of the Company.

Section 6.6. Capitalization.

(a) The authorized capital of the Company consists, immediately prior to the Closing, of 1,115,300 Ordinary Shares with a combined paid up capital of AU$2,193,500. All Ordinary Shares of the Company have been duly authorized and validly issued, are fully paid and non-assessable, with no personal liability attaching to the ownership thereof, and were issued in compliance with all applicable laws and rights of Persons. There is no class of shares other than Ordinary Shares on issue by the Company. There are no outstanding options, warrants, rights (including conversion or preemptive rights and rights of first refusal or similar rights) or other equity interest agreements, orally or in writing, to purchase or acquire from the Company any Equity Securities in the Company, or any securities convertible into or exchangeable for Equity Securities in the Company. The Company has never adopted, sponsored or maintained any stock option plan or any other plan or agreement providing for equity compensation to any Person that is still in effect or pursuant to which any options are still outstanding.

(b) Exhibit F sets forth the capitalization of the Parent immediately following the Closing.

(c) Except for the Company Constitution, there are no (i) voting trusts, proxies or any other arrangements or understandings with respect to the voting of the Equity Securities of the Company or (ii) agreements or understandings to which the Company is a party, or by which the Company is bound relating to the registration, sale or transfer (including agreements relating to rights of first refusal, co-sale rights or drag-along rights) of any Equity Securities of the Company. The execution and delivery of this Agreement and the Stockholders' Agreement and the consummation of the transactions contemplated hereby and thereby does not implicate any rights or obligations under any such agreement or understanding that have not been complied with or waived. All of the issued and outstanding Equity Securities of the Company have been offered, issued and sold by the Company in compliance with applicable federal and state securities Laws. All redemptions or repurchases of Ordinary Shares of the Company have been consummated in compliance with all applicable Laws and the Company Constitution and no Liabilities were or will be incurred by the Company or any of its members in connection with any such redemption or repurchase (other than payment obligations that, as of the date hereof, have been satisfied in full).

(d) The Company has obtained valid waivers of any rights by other parties to purchase any of the Existing Shares.

(e) As of the date hereof, no more than 10% (in the aggregate) of the issued share capital of the Company is held by Selling Shareholders that are U.S. holders as defined in the instructions to Rule 14d-1(c) of the Securities Exchange Act of 1934, as amended (the "Exchange Act").

(f) The Company is a Foreign Private Issuer within the meaning of Rule 3b-4(c) of the Exchange Act and neither the Company nor any Subsidiary is or intends to become a passive foreign investment company within the meaning of Section 1297 of the U.S. Internal Revenue Code of 1986, as amended.

Section 6.7. Defaults. Except as set forth on Schedule 6.7, neither the Company nor any of its Subsidiaries is in default (i) under any of its Governing Documents, or any Material Contract to which the Company is party or by which the Company's properties are bound or affected or (ii) under any Law in any material respects. There exists no condition, event or act which constitutes, or which, after notice, lapse of time or both, would constitute, a default under any of the foregoing. No claim for any breach of fiduciary duty or any provision of Governing Documents of the Company has been made or threatened by the Company or, to the Knowledge of the Company, the Selling Shareholders or any other Person.

Section 6.8. Financial Information.

(a) The Company has furnished to the Investor a complete and correct copy of the unaudited consolidated and consolidating balance sheets of the Company as at June 30, 2014, June 30, 2015 and June 30, 2016, and the unaudited statements of income, stockholder equity and cash flows for the years then ended (collectively, the "Financial Statements"). The Financial Statements were prepared in accordance with the international finance reporting standards ("IFRS") and in accordance with the books and records of the Company and present fairly in all material respects the financial condition and results of operations of the Company, at the dates and for the periods indicated. The Company and its Subsidiaries each maintain a system of internal accounting controls and procedures that are sufficient to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS and to maintain accountability for assets.

(b) All of the accounts receivable of the Company and its Subsidiaries (i) represent sales actually made in the ordinary course of business, (ii) to the Company's Knowledge, constitute valid undisputed claims, and (iii) are not, by their terms, subject to defenses, set-offs or counterclaims. All accounts receivable of the Company and its Subsidiaries arose in bona fide arm's length transactions in the ordinary course of business consistent with past practice and with Persons who are not Affiliates of the Company.

(c) Except as set forth on Schedule 6.8(c), the Company has not incurred any currently outstanding indebtedness for money borrowed.

(d) The Company is not a guarantor or indemnitor of any indebtedness of any other Person.

Section 6.9. Absence of Undisclosed Liabilities. Neither the Company nor any of its Subsidiaries have any material liability or obligation of any nature (whether known or unknown, matured or unmatured, secured or unsecured, fixed or contingent, accrued or unaccrued) ("Liabilities"), except for (a) Liabilities disclosed on the balance sheet of the Company as of June 30, 2016 (the "Balance Sheet Date" and such balance sheet, the "Balance Sheet") (excluding the notes thereto), (b) Liabilities which have arisen since the Balance Sheet Date in the ordinary course of business, and (c) contractual Liabilities incurred in the ordinary course of business (in the case of each of clauses (b) and (c), none of which are Liabilities for a breach of Contract, breach of warranty, tort, infringement, written claims, lawsuits, or an environmental liability).

Section 6.10. Absence of Changes. Except as set forth on Schedule 6.10 hereto, since the Balance Sheet Date there has not been (i) any material adverse change in the business, affairs, operations, assets, properties, Liabilities, results of operations, condition (financial or otherwise) of the Company or any of its Subsidiaries (a "Material Adverse Change"), (ii) any borrowing or agreement to borrow funds or any Liability incurred by the Company or any of its Subsidiaries, other than current Liabilities incurred in the ordinary course of business, (iii) any asset or property of the Company or any of its Subsidiaries valued in excess of US$150,000 made subject to any Encumbrance of any kind, (iv) any waiver of any right of the Company or any of its Subsidiaries, or the cancellation of any debt owed to or claim held by the Company or any of its Subsidiaries, (v) any payment of dividends on, or other distribution with respect to, or any direct or indirect redemption, purchase or acquisition of, any Equity Securities of the Company or any of its Subsidiaries, (vi) any issuance of any Equity Securities or debt security of the Company or any of its Subsidiaries, (vii) any disposition of any tangible or intangible asset of the Company or any of its Subsidiaries_having a value in excess of US$300,000 other than in the ordinary course of business consistent with past practice, (viii) any loan by the Company or any of its Subsidiaries to any officer, director, employee, consultant, agent, Affiliate or stockholder of the Company or any of its Subsidiaries (other than advances to such Persons consistent with past practice in the ordinary course of business in connection with bona fide business expenses), (ix) any damage, destruction or loss (whether or not covered by insurance) of any material asset of the Company or any of its Subsidiaries, (x) any extraordinary increase, direct or indirect, in the compensation paid or payable to any officer, director, employee, consultant or agent of the Company or any of its Subsidiaries, (xi) any writedown of the value of any inventory, or any write-off as uncollectible of any account or note receivable of the Company or any of its Subsidiaries that is not consistent in type and amount with the Company's or any of its Subsidiaries' past practice (e.g., accelerating accounts receivables and delaying accounts payables), (xii) any change in the accounting methods, practices or policies followed by the Company or any of its Subsidiaries or any change in depreciation or amortization policies or rates theretofore adopted, which has not been adequately provided for or disclosed in the Financial Statements, (xiii) any change in any Tax election or method of accounting, the settlement or other resolution of any Tax claim, surrender of the amount of any Tax refund, the filing of any amended Tax Return or consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment, (xiv) any action taken by the Company, any of its Subsidiaries or any of their respective officers or employees for the purpose of accelerating the renewal of subscription or similar agreements between the Company or any of its Subsidiaries and their respective customers, or (xv) any agreement or commitment with respect to any of the foregoing matters.

Section 6.11. Real Property. Schedule 6.11 sets forth a true and complete list of all real property owned, leased or used by the Company and its Subsidiaries. The use of such real property by the Company and its Subsidiaries conforms in all material respects to (a) the terms of any leases related to such real property, (b) any contractual restrictions on the Company or its Subsidiaries' occupancy of such real property, and (c) applicable Law and zoning restrictions. Each of the Company and its Subsidiaries has good and marketable title to or a valid leasehold interest in all properties, interests in properties and assets (real, personal, intangible or mixed) used by the Company and its Subsidiaries in the conduct of its businesses, or necessary for use by the Company and its Subsidiaries in the conduct of such businesses, free and clear of all mortgages, Judgments, claims, liens, security interests, pledges, escrows, charges, pre-emptive rights, rights of first offer or first refusal or other encumbrances and/or restrictions of any kind or character whatsoever ("Encumbrances"), other than Permitted Asset Encumbrances. With respect to any properties set forth on Schedule 6.11 which are leased, the lease agreements related to such leased property are valid, binding and enforceable upon the Company and its Subsidiaries, and, to the Knowledge of the Company, upon the other parties thereto, in accordance with their respective terms, except as such enforceability may be subject to applicable bankruptcy, reorganization, insolvency, moratorium and similar laws affecting the enforcement of creditors' rights generally and by general principles of equity, and there does not exist under any such Lease any material default by the Company, its Subsidiaries, or, to the Knowledge of the Company, by any other Person, or any event that, with or without notice or lapse of time or both, would constitute a material default by the Company, its Subsidiaries, or, to the Knowledge of the Company, any other Person.

Section 6.12. Assets of the Company. Except as set forth on Schedule 6.12, all material tangible personal property used or relating to the conduct of operating and administering the business of the Company is in operating condition, subject to normal wear and tear.

Section 6.13. Intellectual Property Rights; Data Privacy.

(a) For purposes of this Agreement, the following terms have the following meanings:

(i) "Company Products" means all products, computer programs and/or services and related documentation manufactured, performed, licensed, sold, distributed and/or otherwise made commercially available by the Company or any Subsidiary.

(ii) "Commercial Software" means generally available "off-the-shelf" shrink-wrap software licenses obtained by the Company or any of its Subsidiaries on non-exclusive, non-negotiated terms.

(iii) "Company Software" means all software, including all source code, object code and documentation and specifications relating thereto, owned or purported to be owned by the Company or any of its Subsidiaries.

(iv) "Intellectual Property Rights" means all industrial and intellectual property rights recognized under any Laws or international conventions or agreements, and in any country or jurisdiction in the world, including, without limitation, patents, patent applications, and patent rights, trademarks, trademark applications and registrations, service marks, service mark applications and registrations, domain names, domain name applications and registrations, trade dress, logos and designs, trade names, brands, product configurations, and the goodwill connected with the foregoing, copyrights and copyright rights, copyright applications and registrations, works of authorship, mask works, know-how, business methods, franchises, licenses, trade secrets, confidential information, proprietary processes and technology, trade secrets, databases, licenses, software source code and object code, inventions, discoveries, technical advances, and any manual, formula, specification and/or documentation constituting, describing, or related to the foregoing.

(v) "Owned Intellectual Property" means the Intellectual Property Rights owned or purported to be owned by the Company or any of its Subsidiaries, including, without limitation, all Owned Registered IP and Company Software.

(b) Schedule 6.13(b) includes a complete and accurate list of all (i) Company Products and (ii) Company Software.

(c) Schedule 6.13(c) includes a complete and accurate list of all (A) (i) issued patents and patent applications, (ii) registered trademarks and applications for trademark, and (iii) registered copyrights and applications for copyright registration, (collectively, "Owned Registered IP") and (B) (i) material unregistered trademarks, (ii) Internet domain name registrations and applications for domain names, owned by or filed in the name of the Company or any of its Subsidiaries and (iii) social media or social network accounts or pages, in each case and where relevant (other than for material unregistered trademarks) listing the (A) name of the applicant/registrant or current owner, (B) the jurisdiction where the application or registration has been filed, (C) the application or registration number and (D) current status.

(d) Each item of Owned Registered IP (where relevant, and other than for material unregistered trademarks) is and at all times has been in compliance with all applicable Laws, all filings, payments, and other actions required to be taken to maintain the Owned Registered IP in full force and effect (as applicable) have been taken by the applicable deadline. Each of the Company and its Subsidiaries has complied with its duty of candor and disclosure to the patent and trade mark regulators in each relevant jurisdiction with respect to all patents and trademark applications and registrations filed, prosecuted or maintained by or on behalf of the Company or any of its Subsidiaries and has made no misrepresentations in or engaged in fraudulent conduct with respect to such applications or registrations. The Owned Registered IP (as applicable) is valid and enforceable. Except as set forth in Schedule 6.13(d), all assignments to the Company or any of its Subsidiaries with respect to Owned Registered IP (where relevant) have been properly executed and recorded with the relevant Governmental Authorities. No issued patent or application for any patent that is Owned Registered IP has been or is currently involved in any inventorship or ownership challenge, interference, reissue, re-examination or opposition proceeding, and no such future action has been threatened against the Company with respect to any such patents or application for patent.

(e) Each of the Company and its Subsidiaries either (i) exclusively owns, free and clear of all Encumbrances, all right, title and interest in and to all Owned Intellectual Property or (ii) has a valid license, pursuant to a written license agreement, in and to all Intellectual Property Rights of a third Person used or held for use in the operation of its business, including all Commercial Software (the "Licensed IP," and together with the Owned Intellectual Property, the "Company Intellectual Property"). The Company Intellectual Property constitutes all of the Intellectual Property Rights used in or necessary for the conduct of the business as presently conducted, sufficient in all respects to enable each of the Company and its Subsidiaries to conduct its business, as such business is presently conducted, including, without limitation, the use, manufacture, marketing, importing, license, sale and offer for sale of the Company Products. For avoidance of doubt, the term "Encumbrances" as used in this Section 6.13(e) does not include the terms and conditions of the license agreements under which the Company has the right to use the Licensed IP.

(f) Schedule 6.13(f) sets forth a correct and complete list of all agreements under which each of the Company and its Subsidiaries (i) has been granted or otherwise receives any right to use any Intellectual Property Rights of any Person, including all Licensed IP (other than for Commercial Software and Open Source Materials (as defined below)), and (ii) has granted any Person any license or other right to use under any Owned Intellectual Property other than in the ordinary course of business. Except as set forth on Schedule 6.13(f), (A) no royalties, honoraria or other fees are payable by the Company or any of its Subsidiaries to other Persons by reason of the ownership or use of the Company Intellectual Property and (B) the Company Software has not been licensed or otherwise provided to any third Person in source code form.

(g) Except as described in Schedule 6.13(g), neither the Company nor any Subsidiary has received any threat, demand or notice of claim from any Person, whether in writing or otherwise, asserting that the Company or any of its Subsidiaries' use, manufacture, importation, or sale of products constitutes any infringement, interference, violation, misappropriation, breach or wrongful use of the Intellectual Property Rights of any other Person. Neither the Company nor any Subsidiary is a party to any Proceeding (as hereinafter defined) or outstanding decree, order, Judgment, agreement or stipulation restricting in any manner the use, transfer, or licensing by the Company or any of its Subsidiaries of any Intellectual Property Rights necessary to conduct its business as presently conducted or as proposed to be conducted, or which may affect the validity, use or enforceability of the Company Intellectual Property. Neither the Company nor any Subsidiary has been or is currently named in any suit, action or Proceeding which involves a claim of infringement, misappropriation or violation of any Intellectual Property Rights of any third party. To the Company's Knowledge, the conduct of the business as presently conducted, including the use, manufacturing, marketing, licensing and sale of the Company Products as presently conducted has not and does not presently infringe, constitute an unauthorized use of, misappropriate, dilute or otherwise violate any Intellectual Property Rights of any Person. To the Knowledge of the Company, no Person is infringing, misappropriating, conducting unauthorized use of or otherwise violating any Company Intellectual Property, and no such claims have been brought or threatened in writing against any Person by or on behalf of the Company or any of its Subsidiaries.

(h) All former and current employees, consultants and contractors of the Company and the Subsidiaries that have made contributions to the Company Intellectual Property, Company Software, or Company Products have executed written instruments with the Company or such Subsidiary assigning to the Company any and all work product, including all Intellectual Property Rights therein, that is or has been devised, developed, created, authored or designed by such employee, consultant or contractor within the scope of their employment or engagement with the Company and acknowledging that each piece of such work product, including all Intellectual Property Rights therein, constitutes a "work made for hire" for the Company (each a "Work Made for Hire"), and (ii) providing for confidentiality, noncompetition and non-solicitation on the part of the employee and confidentiality on the part of the contractor. To the best Knowledge of the Company, no employee of the Company or any of its Subsidiaries has entered into any contract that restricts or limits in any way the scope or type of work in which he may be engaged or requires him to transfer, assign, or disclose information concerning his Work Made for Hire to any Person other than the Company. The Company has exclusive ownership of all such Work Made for Hire.

(i) The Company has taken all commercially reasonable steps to protect, maintain and safeguard Company Intellectual Property. Without limiting the foregoing, all current and former officers, employees, agents and independent contractors of the Company and its Subsidiaries and all suppliers, customers, distributors, and other Persons having access to trade secrets or proprietary information of the Company, its customers or business partners have executed and delivered to the Company a written agreement with terms requiring the protection, non-disclosure and limitation on use of such trade secrets or other proprietary information. To the Knowledge of the Company, there has been no material disclosure by any Person bound by such confidentiality obligations to any third Person of any trade secrets or other confidential information used in connection with the conduct of the business of the Company or any of its Subsidiaries.

(j) The Company and each of its Subsidiaries is in compliance in all material respects with all applicable Laws that relate to or govern the collection, compilation, use, storage, sale and transfer of personal information it receives or obtains in the conduct of its business. With respect to such information, each of the Company and its Subsidiaries has taken commercially reasonable steps, to the extent necessary and appropriate, to seek to protect such information against loss and against unauthorized access or use in a manner that would violate the privacy rights of any Person under applicable Law. Except as described in Schedule 6.13(j), in the three (3) years prior to the date of this Agreement, there has been no security breach of any of the Company's or any of its Subsidiaries' security systems used for the collection, storage or retrieval of student or other third-party data that resulted in any material unauthorized access to such data held by the Company or any of its Subsidiaries.

(k) None of the execution, delivery or performance of this Agreement or the consummation of any of the transactions contemplated hereby will result in (i) the Company or any of its Subsidiaries granting, assigning or transferring to any Person any material rights or licenses to any Intellectual Property Rights, or the release, disclosure or required delivery to any Person of any material Company Intellectual Property or (ii) the requirement to pay any royalties or other amounts in excess of those that would have, in any event, been payable by the Company or any of its Subsidiaries had the transactions contemplated by this Agreement not occurred.

(l) The Company Products and Company Software are free from any significant defects, programming or documentation error, and operate in all material respects as described in any related documentation and materially conforms to the Company's specifications thereof. The Company Software does not contain any "back door," "drop dead device," "time bomb," "Trojan horse," virus, worm or other code that is designed or intended to disrupt, disable, harm or otherwise impede, in any manner, the operation of a computer system or network over which the Company Software is stored, installed or provided.

(m) Schedule 6.13(m) contains a complete and accurate list of all software that is distributed as "open source software" or under a similar licensing or distribution model ("Open Source Materials") used by the Company or any of its Subsidiaries in connection with their respective business or incorporated in or used in connection with any Company Software, including a description of the manner in which such Open Source Materials are used, including whether (and, if so, how) the Open Source Materials were modified and/or distributed by the Company or any of its Subsidiaries. None of the Company Software is subject to any "copyleft" or other obligation or condition (including any obligation or condition under any "open source" license such as the GNU Public License, Lesser GNU Public License or Mozilla Public License) that requires as a condition of use or distribution that such Company Software be (i) disclosed or distributed in source code form, (ii) licensed for the purpose of making derivative works, (iii) redistributed, hosted or otherwise made available at no or minimal charge or (iv) licensed, sold or otherwise made available on terms that grant the right to decompile, disassemble, reverse engineer or otherwise derive the source code of the Company Software.

(n) No funding, facilities, or personnel of any Governmental Authority or university, college, other educational institution or research center or funding from any other Person was used directly or indirectly in the development of any Owned Intellectual Property. Except when delivering services on behalf of the Company or any of its Subsidiaries to one of its customers, no personnel of the Company or any of its Subsidiaries who was involved in, or who contributed to, the creation or development of any Owned Intellectual Property, has performed services for any Government Authority, university, college or other educational institution or research center with respect to technology or inventions that have been or may be incorporated into a Company product or related Company Intellectual Property during a period of time during which such personnel was also performing services for the Company or any of its Subsidiaries.

(o) The execution, delivery and performance by the Company of the Documents and the transactions contemplated thereby (i) will not incur any liability or breach of any contract or infringement of any right by the Company or any of its Subsidiaries in connection with the Company Intellectual Property and (ii) will not grant any Person the right to limit, terminate or modify the Company and its Subsidiaries' rights to the Company Intellectual Property.

(p) In connection with its collection, storage, transfer (including without limitation, any transfer across national borders) and/or use of any personally identifiable information from any individuals, including, without limitation, any customers, prospective customers, employees and/or other third parties (collectively, "Personal Information"), each of the Company and its Subsidiaries is and has been in compliance in all material respects with: (i) all applicable laws in any relevant jurisdiction applicable to the Company and its Subsidiaries, other than the Laws of the European Union (the "EU Laws"), including, but not limited to, all applicable Laws relating to the collection, storage, return, destruction and maintenance of, personal data collected by the Company or any of its Subsidiaries in the conduct of their business and all formal and material obligations and legal requirements set forth in any applicable data privacy and data security regulations, (ii) the terms of the Company's privacy policies, and (iii) the requirements of any Contract to which the Company is a party. The Company is and has been in compliance in all material respects with all applicable Laws (other than the EU Laws) relating to data loss, theft and breach of security notification obligations. Notwithstanding anything to the contrary herein, to the Knowledge of the Company, the Company is in compliance with all material Laws in the European Union with respect to (i) collection, storage, transfer (including, without limitation, any transfer across national borders) and/or use of any Personal Information and (ii) data loss, theft and breach of security notification obligations.

(q) The Company and its Subsidiaries have appropriate safeguards in place to protect the collection, storage, return, destruction and maintenance of, personal data collected by the Company or any of its Subsidiaries in the conduct of their business. The Company is the exclusive owner and has direct control of and/or is validly licensed or otherwise authorized to use the Systems. To the Company's Knowledge, in the past three (3) years, there have been no security breaches, breakdowns, malfunctions, data loss, failures or other defects in the Systems which have had an adverse effect material to the business. "Systems" means all Company Software, hardware, network and telecommunications equipment and internet-related information technology that are used by the Company in its operations as presently conducted.

Section 6.14. Benefit Plans.

(a) Schedule 6.14(a) hereto lists each employment, consulting, severance or other similar Contract, arrangement or policy (written or oral) providing for insurance coverage (including any self-insured arrangements), non-statutory workers' compensation, disability benefits, supplemental unemployment benefits, vacation benefits, non-statutory superannuation, pension or retirement benefits, defined benefit superannuation entitlement, deferred compensation, profit-sharing, bonuses, stock options, stock appreciation or other forms of incentive compensation or post-retirement insurance, compensation or benefits entered into, maintained or contributed to by the Company or any of its Subsidiaries or with respect to which the Company or any of its Subsidiaries has or may in the future have any liability (contingent or otherwise) (collectively, the "Benefit Plans").

(b) Each Benefit Plan has been funded, maintained and administered in all material respects in compliance with its terms and with the requirements prescribed by any and all statutes, orders, rules and regulations (foreign and domestic) which are applicable to such Benefit Plans. All contributions, reserves or premium payments required to be made or accrued as of the date hereof to the Benefit Plans have been timely made or accrued.

(c) Except as set forth on Schedule 6.14(c), no Benefit Plan provides, or reflects or represents any liability to provide, benefits (including, without limitation, death or medical benefits), whether or not insured, with respect to any former or current employee, or any spouse or dependent of any such employee, beyond the employee's retirement or other termination of employment with the Company or any of its Subsidiaries.

Section 6.15. Agreements.

(a) Schedule 6.15(a) sets forth an accurate and complete list of the following contracts, indentures, leases, agreements and instruments, whether written or oral (including any and all amendments, modifications, supplements and side letters with respect thereto) (each, a "Contract", and collectively, the "Contracts") to which the Company or any of its Subsidiaries is a party, or by which the Company, any of its Subsidiaries or their respective assets are bound (each of the following, a "Material Contract", and collectively, the "Material Contracts"):

(i) all Contracts involving expected annual total payments by or to the Company or any of its Subsidiaries in excess of US$50,000, whether in one transaction or a series of related transactions;

(ii) except for covenants to keep information confidential or customary employee non-solicitation covenants in any confidentiality or non-disclosure agreements entered into in the ordinary course of business, all Contracts containing covenants that purport to restrict the business activity, or limit the freedom, of the Company or any of its Subsidiaries to engage in any line of business or to compete with any Person or in any geographic region (including, without limitation, non-solicitation and non-competition agreements);

(iii) all Contracts relating to the incurrence of indebtedness for borrowed money (or any guarantee thereof) by the Company or any of its Subsidiaries (other than accounts payable and trade payables incurred in the ordinary course of business), including any letter of credit or performance bond issued by or for the account of the Company or any of its Subsidiaries;

(iv) any Contract with any current or former officer, director or shareholder of the Company or any of its Subsidiaries which includes severance, retention, termination, change-of-control or any other similar obligation of the Company or any of its Subsidiaries, as applicable, and which is currently in effect or has outstanding obligations binding upon the Company or any of its Subsidiaries;

(v) other than Contracts entered into in the ordinary course of business, all Contracts that grant a third Person any right to buy any material portion of the assets or business of the Company or any of its Subsidiaries or any right of first refusal or right of first offer or that otherwise purport to limit the ability of the Company or any of its Subsidiaries to own, sell, transfer, pledge or otherwise dispose of any material portion of the assets or business of the Company or any of its Subsidiaries (other than as contemplated by any of the Documents);

(vi) other than Contracts entered into in the ordinary course of business, the Governing Documents of the Company and its Subsidiaries, or as contemplated by any of the Documents, to the Company's Knowledge, all Contracts providing indemnification by the Company or any of its Subsidiaries of any third Person;

(vii) all acquisition, merger or similar Contracts involving the purchase or sale of a business (or a division or line of a business) by the Company or any of its Subsidiaries for a purchase price in excess of US$100,000 entered into during the three (3) years prior to the date of this Agreement;

(viii) all settlement or release Contracts pursuant to which the Company or any of its Subsidiaries is obligated to pay consideration after the date hereof in excess of US$10,000 with respect to any settled action, suit, claim or proceeding;

(ix) all joint venture, strategic relationship, partnership or similar agreements; and

(x) all Contracts with respect to the real property used by the Company or any of its Subsidiaries in the conduct of its business.

(b) The Material Contracts constitute legal, valid and binding obligations of the Company or one of its Subsidiaries, as applicable, and, to the Company's Knowledge, of the other parties thereto, and are enforceable against the Company or such Subsidiary and, to the Company's Knowledge, the other parties thereto in accordance with their respective terms, except as such enforceability may be subject to applicable bankruptcy, reorganization, insolvency, moratorium or similar laws affecting the enforcement of creditors' rights generally or by general principles of equity. No party to any of the Material Contracts has exercised termination rights with respect thereto that would result in the termination of such Material Contract prior to the expiration of its stated term, and no party has given written notice of any material dispute with respect to any Material Contract. None of the Company, any of its Subsidiaries or, to the Company's Knowledge, any other party to any Material Contract is in material breach thereof or is in material default thereunder nor, to the Company's Knowledge, does any condition exist that, with notice or lapse of time or both, would constitute such a material default thereunder or material breach thereof by the Company, any of its Subsidiaries or any other party thereto. Complete and correct copies of all Material Contracts have been made available to the Investor.

Section 6.16. Customers and Suppliers.

(a) Schedule 6.16(a) sets forth a correct and complete list of each of the top twenty (20) customers and top ten (10) suppliers of the Company and its Subsidiaries who made purchases from or sales to the Company or any of its Subsidiaries during the last three (3) years and indicates with respect to each the nature of the relationship (including the principal categories of products or services bought or sold and the annual dollar value of products or services bought or sold). Except as set forth in Schedule 6.16(a), neither the Company nor any Subsidiary is required to provide any bond or other financial security arrangements in connection with any of its transactions with any such customer or supplier. Except as set forth in Schedule 6.16(a), since the Balance Sheet Date, no such customer or supplier has terminated its relationship with, or materially reduced its purchases from or sales to, the Company or any of its Subsidiaries, and the Company does not have any Knowledge that any such customer or supplier intends to terminate its relationship with, or materially reduce its purchases from or sales to, the Company or any of its Subsidiaries.

(b) Schedule 6.16(b) sets forth the standard customer agreement (as such agreement has been updated during the last three (3) years) pursuant to which the Company provides its software products (the "Customer Agreement"). Except as set forth on Schedule 6.16(b), there are no material deviations from the Customer Agreement for the contracts with any Material Customers.

Section 6.17. Compliance; Licenses and Permits; Environmental Laws.

(a) Except as set forth on Schedule 6.17(a), each of the Company and its Subsidiaries has complied (and currently complies) in all material respects with, and is not in violation in any respect of, any Law or Permit applicable to the business of the Company as presently or previously conducted, or as currently proposed to be conducted and its properties and assets. Each of the Company and its Subsidiaries has all material licenses and permits, certifications and approvals of all Governmental Authorities (collectively, "Permits") which are required for the conduct of the business as presently or previously conducted, which material Permits are in full force and effect, and no violations are outstanding or uncured with respect to any material Permits and no Proceeding is pending or, to the Knowledge of the Company, threatened to revoke or limit any such material Permits. The Company has appropriate safeguards in place to protect, and is in compliance with all applicable Laws relating to the collection, storage, return, destruction and maintenance of, personal data collected by the Company in the conduct of its business. Schedule 6.17 lists all material Permits of the Company and its Subsidiaries which are used in or relate to the Company and its Subsidiaries' business, copies of which have been previously delivered to the Investor. To the Company's Knowledge, no condition or event has occurred which, with notice or the passage of time or both, would constitute a violation of any Law or Permit in any material respect.

(b) The Company is, and at all times has been, in compliance in all material respects with all applicable environmental, health and safety laws, rules, ordinances, by-laws and regulations and with all permits, registrations and approvals required under such laws, rules, ordinances, by-laws and regulations (collectively, "Environmental Laws"). There are no Proceedings pending against the Company and, to the Company's Knowledge, no fact or circumstance exists which could involve the Company in any litigation, or impose upon the Company any liability, arising under any Environmental Laws. There are no Hazardous Substances present at any property currently or formerly owned by the Company or any of its Subsidiaries or, to the Company's Knowledge, currently leased or operated by the Company or any of its Subsidiaries, and neither the Company nor any Subsidiary has treated, stored, disposed of, arranged for or permitted the disposal of, transported, handled or released any

Hazardous Substance at, from or to any location, in each case in a manner or in concentrations that has given rise to or could reasonably be expected to give rise to Liabilities under any Environmental Laws. "Hazardous Substances" means those substances defined as hazardous or toxic substances, materials, or wastes, or pollutants or contaminants, under Environmental Laws, and pesticides, petroleum products or byproducts, asbestos and asbestos containing products, lead, polychlorinated biphenyls, toxic mold, and radiation.

Section 6.18. Labor Relations; Employees.

(a) Except as set forth on Schedule 6.18(a) hereto, (i) neither the Company nor any Subsidiary is, or within the past three years has been, delinquent in payments to any of its employees for any wages, salaries, commissions, bonuses or other direct compensation for any services performed by them prior to the Closing Date or amounts required to be reimbursed to such employees, (ii) the Company and its Subsidiaries have complied in all material respects with all formal and material obligations in connection with its employees and vis-à-vis the Social Security Treasury including, without limitation, employee benefit plans; (iii) currently and for the past five years, the Company and its Subsidiaries have complied with all wage and hour laws (including the Fair Work Act 2009 (Cth) and equivalent state and local laws), including with respect to the classification of employees as exempt or nonexempt, the provision of meal and rest breaks, and the payment of minimum wage and overtime pay; (iv) currently and for the past five years, the Company and its Subsidiaries have complied with all Laws with respect to the classification and treatment of workers as independent contractors, temporary employee or consultants; (v) the Company and its Subsidiaries have complied in all material respects with any applicable enterprise bargaining agreements, and (vi) the Company and its Subsidiaries have complied with all labor regulations regarding health and safety at the workplace, including the regulations of prevention of occupational hazards.

(b) Except as set forth on Schedule 6.18(b) hereto, in the past five (5) years, (i) there have been no strikes, slowdowns, work stoppages, lockouts, or picketing, or threats thereof, against or involving the Company and its Subsidiaries, (ii) the Company and its Subsidiaries have not been and are not a party to or bound by any collective bargaining agreement or other labor contract, and there has been no organizing activity or representation campaign, or threats thereof, against or involving the Company or its Subsidiaries, (iii) there have been no unfair labor practice charges against the Company or its Subsidiaries before the National Labor Relations Board or other similar Governmental Authority, or threats thereof, and (iv) neither the Company nor its Subsidiaries has breached or otherwise failed to comply with the provisions of any collective bargaining agreement or labor contract, and there have been no grievances or arbitrations, or threats thereof, against the Company under any such agreement or contract.

(c) Except as set forth on Schedule 6.18(c) hereto, during the past five (5) years, (i) there have been no actions, litigation, arbitrations, administrative agency actions, governmental audits or governmental investigations, pending, or threats thereof, involving the employees, former employees, independent contractors or former independent contractors of the Company or any of its Subsidiaries, and, to the Company's Knowledge, there is no event or condition that would reasonably be expected to give rise to any such action, dispute or controversy, (ii) there have been no charges of discrimination in employment or employment practices for any reason that have been asserted, or threats thereof, before a Governmental Authority, (iii) neither the Company nor any Subsidiary has been found in violation of any Laws relating to employees, independent contractors or other labor-related matters, (iv) neither the Company nor any Subsidiary has been party to, or otherwise bound by, any consent decree with, or citation by, any Governmental Authority relating to its current or former employees, current or former independent contractors or employment practices, and (v) neither the Company nor any Subsidiary has been subject to any occupational health and safety audit or investigation by a Governmental Authority, or subject to fines, penalties, or assessments associated with such audits or investigations.

(d) All of the employees of Company and any of its Subsidiaries have, and have had at all times, the lawful right to work in the country in which they are located. Neither Company nor or any of its Subsidiaries has been the subject of an immigration compliance or employment visit from, has been assessed any fine or penalty by, or has been the subject of any order or directive of, an immigration or labor authority, or similar Governmental Authority, in any of the countries in which it operates.

(e) To the Knowledge of the Company and its Subsidiaries, none of its employees is obligated under any contract (including licenses, covenants or commitments of any nature) or other agreement, or subject to any judgment, decree or order of any court or administrative agency, that would materially interfere with such employee's ability to promote the interest of the Company or any of its Subsidiaries or that would conflict with the Company's business or the business of any of the Company's Subsidiaries. Neither the execution or delivery of the Documents to which the Company is party, nor the carrying on of the Company's (or its Subsidiaries') business by the employees of the Company and its Subsidiaries, nor the conduct of the Company's (or its Subsidiaries') business as now conducted and as presently proposed to be conducted, will, to the Knowledge of the Company, conflict with or result in a breach of the terms, conditions, or provisions of, or constitute a default under, any contract, covenant or instrument under which any such employee is now obligated.

(f) Except as set forth on Schedule 6.18(f), in the past 6 months (i) no officer or key employee's employment with the Company or any of its Subsidiaries has been terminated for any reason; and (ii) to the Knowledge of the Company, no officer or key employee, or group of employees or independent contractors, has expressed any plans to terminate his, her or its employment or service arrangement with the Company or any of its Subsidiaries.

(g) Schedule 6.18(g) contains a complete and accurate list of all of the independent contractors, consultants, temporary employees, leased employees or other agents employed or used by the Company or any of its Subsidiaries and classified by the Company or any of its Subsidiaries as other than employees, or compensated other than through wages paid by the Company or any of its Subsidiaries through its or their payroll department.

Section 6.19. Litigation. Except as set forth on Schedule 6.19 hereto, there is no, and for the previous three (3) years there has not been any, action, suit, customer claim, counterclaim, proceeding or investigation at law or in equity or by or before any Governmental Authority or other agency (collectively, "Proceedings") now pending or, to the Knowledge of the

Company, threatened (i) against or by the Company or any of its Subsidiaries, or affecting the Company or any of its Subsidiary or any of their respective assets or properties, or (ii) against or by any officer, director or employee of the Company or any of its Subsidiaries, in their capacity as such nor, to the Knowledge of the Company, does there exist any basis for any such threatened Proceeding. The Company represents and warrants that (i) to the Knowledge of the Company, the allegations made in that certain letter, dated as of May 13, 2016 and sent by Holding Redlich to the Company (including, without limitation, allegations of trademark infringement) are without merit, (ii) the allegations made in that certain letter, dated as of June 20, 2016 and sent by a Caetlin Cartwright-Wilson, a former employee of a Subsidiary of the Company, to the Company's Subsidiary (including, without limitation, allegations of trademark and copyright infringement) are false and without merit, and (iii) the Company and its Subsidiaries have complied with all directions of the Supreme Court of Queensland concerning the Company and its Subsidiaries in respect of, and been excused from any further involvement in, Supreme Court of Queensland Claim 8679/15; provided that if the Company decides to settle, in whole or in part, any of claims arising from the letters described in sub-clauses (i) and (ii), it shall not be deemed to mean that any such claim had merit or was true.

Section 6.20. Tax Matters.

(a) For purposes of this Agreement, the following terms have the following meanings:

(i) "Tax Returns" shall mean any report, filing, election or return (including any information return) or statement filed or required to be filed with any Governmental Authority with respect to Taxes, including any schedules, attachments, supplements or amendments thereto.

(ii) "Tax" or "Taxes" shall mean all past, present and future taxes of any name, kind or description imposed by any country or any Governmental Authority within a country and includes any income, franchise, profits, capital gains, capital stock, transfer, sales, use, occupation, property, excise, severance, windfall profits, stamp, stamp duty reserve, license, payroll, withholding, ad valorem, value added, unclaimed property, escheat, alternative minimum, environmental, customs, social security, unemployment, sick pay, disability, and registration taxes, whether disputed or not, together with all estimated taxes, deficiency assessments, additions to tax, penalties and interest and any obligations with respect to such amounts arising as a result of being a member of an affiliated, consolidated, combined or unitary group for any period or under any agreements or arrangements with any other Person and including any liability for Taxes of a predecessor entity.

(b) All Tax Returns required to be filed by or with respect to the Company or any of its Subsidiaries have been timely filed in accordance with applicable Law (taking into account any extension of time within which to file) and all such Tax Returns are true, correct, and complete in all material respects and were prepared in compliance with applicable Law. No claim has ever been made by a Governmental Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that the Company or any of its Subsidiaries is or may be subject to Taxes in such jurisdiction. There are no Encumbrances upon any property or assets of the Company or any of its Subsidiaries for Taxes, except for Encumbrances for Taxes not yet due and payable. All Taxes of the Company and each of its Subsidiaries due and payable (whether or not shown as due on any Tax Return) have been timely paid. The accruals and reserves for Taxes (without regard to deferred tax assets and deferred tax liabilities) of the Company and each of its Subsidiaries established in the Financial Statements are complete and adequate to cover any liabilities for Taxes that are not yet due and payable.

(c) No deficiencies for Taxes have been claimed, proposed or assessed in writing against the Company or any of its Subsidiaries by any Governmental Authority, and neither the Company nor any of its Subsidiaries has received any written notice of any claim, proposal or assessment against the Company or any of its Subsidiaries for any such deficiency for Taxes. No audit, Proceeding or other examination with respect to any Taxes is pending or, to the Company's Knowledge, threatened against or with respect to the Company or any of its Subsidiaries. Neither the Company nor any of its Subsidiaries has waived any statute of limitations in respect of Taxes or agreed to any extension of time with respect to the assessment or collection of any Taxes.

(d) The Company and each of its Subsidiaries has duly and timely withheld and paid to the appropriate Governmental Authority all Taxes required to have been withheld and paid in connection with any amounts paid or owing to any employee, independent contractor, creditor, shareholder, or other Person.

(e) Neither the Company nor any of its Subsidiaries has been or is subject to Tax in a country other than its country of organization by virtue of having a place of business, a permanent establishment or branch in any country outside the country of its organization.

(f) Each of the Company and its Subsidiaries is in compliance in all material respects with all applicable transfer pricing Laws, including the charging of an arm's length price for related person transactions, and the execution and maintenance of contemporaneous documentation substantiating the transfer pricing practices, methodology, and prices of the Company and its Subsidiaries.

(g) Neither the Company nor any Subsidiary of the Company will be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any election, action, or agreement that would have the effect of deferring any liability for Taxes of the Company or its Subsidiary, as applicable, from any period ending on or before the Closing Date to any period ending after such date.

(h) Neither the Company nor any of its Subsidiaries is a party to any "expanded group instrument" within the meaning of Section 1.385-1(d)(2) or Section 1.385-2(a)(4)(ii) of the proposed Treasury Regulations under Section 385 of the Code that were published in the Federal Register on April 8, 2016.

(i) The Company's franking account balance is not overstated.

(j) There are no limitations on the use of SimPRO Software Ltd's (UK Company Number 06983493) losses.

Section 6.21. Related Party Transactions. Except as set forth on Schedule 6.21 hereto, no current or former stockholder, director, officer or employee of the Company, nor any individual in such stockholder's, director's, officer's or employee's immediate family or any other "associate" (as such term is defined in the Income Tax Assessment Act 1936 (Cth)), of the Company or any of its Subsidiaries is presently, or since the inception of the Company or any of its Subsidiaries has been, directly or indirectly through his, her or its affiliation with any other Person, a party to any material transaction or agreement with the Company or any of its Subsidiaries, providing for the furnishing of services by or to, or rental of real or personal property from or to, or otherwise requiring cash payments to or by any such Person (other than the payment of salaries and benefits to employees in the ordinary course of business).

Section 6.22. Insurance. The Company and its Subsidiaries have at all times provided, and paid any relevant premiums and fees due thereunder, sufficient insurance coverage in accordance with customary practice in their activity sector. Except as set forth on Schedule 6.22, in the last three (3) years, there have not been any material claims pending against the insurance policies of the Company or any of its Subsidiaries currently in effect, and all premiums due and payable with respect to such policies have been fully paid. To the Company's Knowledge, neither the Company nor any of its Subsidiaries has received any threatened termination of any such insurance policies. Except as set forth on Schedule 6.22, all such insurance policies are in full force and effect, and, in the last three (3) years, neither the Company nor any of its Subsidiaries has received from any of its insurance carriers any written notice of cancellation or nonrenewal of any such insurance policies. Except as set forth on Schedule 6.22, the Company and each of its Subsidiaries do not have any self-insurance or co-insurance programs, other than standard deductibles on any such insurance policies.

Section 6.23. Foreign Corrupt Practices Act. The Company has received a copy of the Foreign Corrupt Practices Act, 15 U.S.C. §§78 dd-1 et seq., as amended (the "FCPA") and understands its requirements. None of the Company, its Subsidiaries, or, to the Knowledge of the Company, any of its agents or representatives (i) has taken any action which is or could be deemed to be a material violation of the FCPA or similar legislation in other countries in which it operates; (ii) is aware of any action or conduct which could be deemed to be a material violation of the FCPA or similar legislation in other countries in which it operates, or (iii) has offered, given, paid, authorized the payment of, or promised, directly or indirectly, any money, gift, promise or other thing of value to any Foreign Official (or to any Person while knowing it will be offered, given or promised to a Foreign Official) for any purpose including, by way of example, influencing any act or decision of such Person acting in their official capacity, inducing such Person to do or omit to do any action in violation of their lawful duty, inducing such Person to use their influence with any Governmental Authority to affect or influence any act or decision of such Governmental Authority, in order to assist the Company to obtain or retain business for or with, or in directing business to, any Person. "Foreign Official" means (a) an officer or employee of any non-United States Governmental Authority or any political subdivision, department, agency or instrumentality thereof; (b) a Person acting in an official capacity for or on behalf of any such Governmental Authority; (c) a member or official of any political party outside of the United States; and (d) any other meanings or interpretation given to the term under the FCPA as it applies to the business of the Company.

Section 6.24. Brokers. Neither the Company, nor any of the officers, directors, employees or stockholders of the Company, has employed any broker or finder in connection with the transactions contemplated by this Agreement.

Section 6.25. Registration Rights. Except as set forth in the Company Constitution or on Schedule 6.25, no Person has any right to cause the Company to effect the registration of any Ordinary Shares of the Company or any other securities (including debt securities) of the Company.

Section 6.26. Disclosure; Reliance.

(a) The Company has made available to Level Equity all the information reasonably available to the Company that Level Equity has requested for deciding whether to acquire the Series A Shares, including certain of the Company's projections in its business plan. No representation or warranty of the Company contained herein, as qualified by the Disclosure Schedules or the Documents, and no certificate furnished or to be furnished to Level Equity at the Closing contains any untrue statement of a material fact or, to the Company's Knowledge, omits to state a material fact necessary to make the statements therein, in light of the circumstances under which they were made, not misleading as of the Closing Date. It is understood that this representation is qualified by the fact that the Company has not delivered to Level Equity, and has not been requested to deliver, a private placement or similar memorandum or any written disclosure of the types of information customarily furnished to purchasers of securities.

(b) The Company acknowledges and agrees that (i) the representations, warranties, covenants and agreements of the Company contained herein are being made as an inducement to Level Equity to enter into the Documents and to consummate the transactions contemplated hereby and thereby, and (ii) Level Equity has relied on such representations, warranties, covenants and agreements in determining whether to enter into the Documents and to consummate the transactions contemplated hereby and thereby.

ARTICLE VII

REPRESENTATIONS OF THE SELLING SHAREHOLDERS

Each of the Selling Shareholders represents to Level Equity, the Parent and the Investor, severally and not jointly, as of the Closing Date, as follows:

Section 7.1. Power and Authority; Solvency.

(a) It has the requisite legal power and authority necessary to enter into, deliver and perform its obligations pursuant to each of the Documents to which it is a party.

(b) Its execution, delivery and performance of each Document to which it is a party has been duly authorized and no other proceeding on its part is necessary to authorize the execution, delivery and performance of the Documents to which it is a party and the transactions contemplated hereby and thereby.

(c) It is not insolvent as that term is defined in the Corporations Act, has not suspended payment of its debts and is not currently the subject of any bankruptcy, winding up, creditors petition, reorganization or similar proceeding or claim which is pending or, to its knowledge, threatened.

Section 7.2. Binding Effect; Noncontravention.

(a) Each of the Documents to which it is a party constitutes a valid and binding obligation of the Selling Shareholder enforceable against the Selling Shareholder and any party the Selling Shareholder enters into this Agreement on behalf of, including any holder of a beneficial interest, in accordance with its terms, except as such enforceability may be subject to applicable bankruptcy, reorganization, insolvency, moratorium or similar laws affecting creditors' rights generally or by general principles of equity.

(b) The execution, delivery and performance by the Selling Shareholder of the Documents to which it is a party and the consummation of transactions contemplated hereby and thereby do not and shall not (with or without notice or lapse of time or both): (i) result in the imposition of any Encumbrance upon any of the properties or assets of the Selling Shareholder, (ii) cause the acceleration or material modification of any obligation under, create in any party the right to terminate, constitute a default or breach of, or violate or conflict with the terms, conditions or provisions of any contract or agreement to which the Selling Shareholder is a party or by which the Selling Shareholder is bound, in each case, in any material respect; (iii) result in a material breach or material violation by the Selling Shareholder of any of the terms, conditions or provisions of any Law or Judgment to which the Selling Shareholder or any of their respective properties or assets is subject; or (iv) require any authorization, consent, approval, exemption or other action by or declaration or notice to or registration with any third Person or Governmental Authority.

Section 7.3. Ownership of Common Stock. The Selling Shareholder holds of record, owns beneficially and has good and marketable title to all of its Existing Shares, free and clear of any and all Encumbrances (other than Encumbrances imposed by the Company's current constitution and applicable securities Laws). Except as contemplated by the Documents to which it is a party, (i) the Selling Shareholder is not a party to any voting trust, proxy or other agreement or understanding with respect to the voting of any of its Existing Shares that will survive the Closing Date, and (ii) no right of first refusal, right of first offer or other similar agreement exists with respect to the Selling Shareholder's Existing Shares.

Section 7.4. Legal Proceedings. There are no Proceedings pending or, to the Selling Shareholder's knowledge, threatened against the Selling Shareholder or any of their Affiliates that challenge or seek to prevent, enjoin or otherwise delay the transactions contemplated by the Documents.

Section 7.5. Brokers and Finders. No Person acting on behalf or under the authority of neither the Selling Shareholder is or will be entitled to any broker's, finder's, or similar fee or commission in connection with the transactions contemplated hereby.

Section 7.6. Investment Representations of Continuing Shareholders.

(a) Such Continuing Shareholder is acquiring its Replacement Shares in exchange for such Continuing Shareholder's Exchanged Ordinary Shares for such Continuing Shareholder's own account for the purpose of investment and not with a view to or for sale in connection with any distribution thereof. Such Company Shareholder will not distribute the Replacement Shares acquired by it hereunder in violation of the Securities Act of 1933, as amended (the "Securities Act") or any other applicable securities Laws.

(b) In formulating a decision to enter into this Agreement, such Continuing Shareholder has relied solely upon (i) the provisions of this Agreement, (ii) its independent investigation of the Parent and its Subsidiaries' business and (iii) consultations with its legal and financial advisors with respect to this Agreement and the nature of the transactions contemplated hereby; and that in entering into this Agreement no reliance was placed by such Continuing Shareholder upon any representations or warranties other than those contained in this Agreement.

(c) Such Continuing Shareholder is financially able to hold the Replacement Shares being issued to it hereunder for long-term investment, believes that the nature and amount of the Replacement Shares being acquired are consistent with its overall investment program and financial position and recognizes that an investment in the Parent is highly speculative and that there are substantial risks involved in the exchange of the Company Ordinary Shares held by such Continuing Shareholder, including, without limitation, that a Continuing Shareholder could incur a loss of its entire investment.

(d) Such Continuing Shareholder confirms that (i) it is familiar with the business of the Parent and its Subsidiaries, (ii) it has had the opportunity to ask questions of the officers and directors of the Parent and its Subsidiaries and to obtain (and that such Continuing Shareholder has received to its satisfaction) such information about the business and financial condition of the Parent and its Subsidiaries as it has reasonably requested and (iii) such Continuing Shareholder, either alone or with a representative (as defined in Rule 501(h) promulgated under the Securities Act), has such knowledge and experience in financial and business matters that such Continuing Shareholder is capable of evaluating the merits and risks of the prospective investment in the Replacement Shares.

(e) Such Continuing Shareholder's residence address is as set forth on Exhibit A of this Agreement.

(f) Such Continuing Shareholder understands that the Replacement Shares being issued to it hereunder have not been registered under the Securities Act or any other securities Laws and must be held indefinitely unless subsequently registered under the Securities Act and any other applicable securities Laws or unless an exemption from such registration becomes or is available.

(g) Such Continuing Shareholder understands that no public market not exists for the shares of Parent Common Stock, and that the Parent has made no assurances that a public market will ever exist for the shares of Parent Common Stock.

(h) If a Continuing Shareholder is not a United States person (as defined by Section 7701(a)(30) of the Code), such Continuing Shareholder hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with the receipt of the Replacement Shares to be received by it hereunder or any use of this Agreement, including (i) the legal requirements within its jurisdiction for its receipt of any Replacement Shares, (ii) any foreign exchange restrictions applicable to such receipt, (iii) any consents of a Governmental Authority or other third Person that may need to be obtained, and (iv) the Tax, if any, that may be relevant to the receipt, holding, redemption, sale, or transfer of the Replacement Shares to be issued to it hereunder. Each Continuing Shareholder's consummation of the transactions contemplated by this Agreement and continued beneficial ownership of the Replacement Shares to be issued to it hereunder will not violate any applicable Law of such Continuing Shareholder's jurisdiction.

ARTICLE VIII

REPRESENTATIONS OF LEVEL EQUITY, THE PARENT AND THE INVESTOR

(i) Each Level Fund hereby represents and warrants to the Parent, severally and not jointly, as of the date hereof and as of the Closing Date, (ii) the Parent hereby represents and warrants to Level Equity as of the date hereof and the Closing Date, and (iii) and the Investor hereby represents and warrants to the Company, the Parent and the Selling Shareholders, as of the date hereof and as of the Closing Date, as follows:

Section 8.1. **Organization**. It is a legal entity, duly organized, validly existing and in good standing under the laws of its jurisdiction of organization, is duly qualified to do business and in good standing in each other jurisdiction where the failure to so qualify would have a material adverse effect and has all requisite legal power and authority to own, lease and operate the assets used in its business, to carry on its business as presently conducted, to enter into the Documents to which it is a party, to perform its obligations thereunder and thereunder, and to consummate the transactions contemplated hereby and thereby.

Section 8.2. **No Conflicts**. Its execution, delivery and performance of the Documents to which it is a party, its consummation of the transactions contemplated hereby and thereby and its compliance with the provisions hereof and thereof will not (a) violate any provision of any Law applicable to it or any of its properties or assets or (b) conflict with or result in any breach of any of the terms, conditions or provisions of, or constitute (with due notice or lapse of time, or both) a default or give rise to any right of termination, cancellation or acceleration under, or result in the creation of any Encumbrance upon any of its properties or assets under, its Governing Documents or any material contract to which it is a party or subject.

Section 8.3. **No Consent or Approval Required**. No consent, approval or authorization of, or declaration to or filing with (including pursuant to any federal or state securities laws), any Person is required for the valid authorization, execution and delivery by it of the Documents to which it is a party or for its consummation of the transactions contemplated hereby and thereby, other than those consents, approvals, authorizations, declarations or filings which have been obtained or made, as the case may be.

Section 8.4. Authorization. It has all requisite power and authority to execute, deliver and perform the Documents to which it is a party and to consummate the transactions contemplated by such Documents. Each Document to which it is a party constitutes a valid and binding obligation of each of the Investor, each Level Fund, and the Parent, as applicable, and is enforceable against it in accordance with its terms, except as such enforceability may be subject to applicable bankruptcy, reorganization, insolvency, moratorium or similar laws affecting the enforcement of creditors' rights generally or by general principles of equity.

Section 8.5. Investment Representations.

(a) The Investor is acquiring the Existing Shares for its own account, for investment and not with a view to the distribution thereof, nor with any present intention of distributing the same. Each Level Fund is acquiring the Series A Shares for its own account for the purpose of investment and not with a view to or for sale in connection with any distribution thereof. Neither Level Fund will distribute the Series A Shares in violation of the Securities Act or any other applicable securities Laws.

(b) The Investor is not relying on any representation, warranty, statement, act or investment expertise of any other investor in making the Investor's decision to purchase the Existing Shares. Neither Level Fund is relying on any representation, warranty, statement, act or investment expertise of any other investor in making Level Equity's decision to purchase the Series A Shares.

(c) The Investor has had a reasonable time prior to the date hereof to ask questions and receive answers concerning the terms and conditions of the offering of the Existing Shares, and to obtain any additional information which the Company possesses or could acquire without unreasonable effort or expense, and has generally such knowledge and experience in business and financial matters and with respect to investments in securities of privately held companies as to enable them to understand and evaluate the risks of such investment and form an investment decision with respect thereto. Each Level Fund has had a reasonable time prior to the date hereof to ask questions and receive answers concerning the terms and conditions of the offering of the Series A Shares, and to obtain any additional information which the Parent possesses or could acquire without unreasonable effort or expense, and has generally such knowledge and experience in business and financial matters and with respect to investments in securities of privately held companies as to enable them to understand and evaluate the risks of such investment and form an investment decision with respect thereto.

(d) Each Level Fund is financially able to hold the Series A Shares for long-term investment, believes that the nature and amount of Series A Shares are consistent with its overall investment program and financial position and recognizes that an investment in the Parent is highly speculative and that there are substantial risks involved in the investment for the Series A Shares, including, without limitation, that each Level Fund could incur a loss of its entire investment.

(e) Each Level Fund's principal place of business is as set forth on Exhibit A of this Agreement.

(f) Each Level Fund understands that the Series A Shares have not been registered under the Securities Act or any other securities Laws and must be held indefinitely unless subsequently registered under the Securities Act and any other applicable securities Laws or unless an exemption from such registration becomes or is available.

(g) Each Level Fund understands that no public market now exists for the Series A Shares, and that the Parent has made no assurances that a public market will ever exist for the Series A Shares.

(h) Each Level Fund is an accredited investor as defined in Rule 501(a) of Regulation D promulgated under the Securities Act.

Section 8.6. Brokers and Finders. No Person acting on behalf or under the authority of a Level Fund, the Parent or the Investor is or will be entitled to any broker's, finder's, or similar fee or commission in connection with the transactions contemplated hereby.

ARTICLE IX

PRIOR OR SIMULTANEOUS ACTIONS

The obligation of the Investor to purchase the Existing Shares at the Closing is subject to the fulfillment, or the waiver by the Investor, of each of the following conditions on or before the Closing, as applicable:

Section 9.1. Director Indemnification Agreement. On the Closing Date, the Parent shall have executed and delivered an agreement with the Level Equity designated directors (as described in the Stockholders' Agreement) evidencing the terms and conditions of such Person's indemnification by the Company.

Section 9.2. Director's and Officer's Insurance. On or prior to Closing, the Parent shall have obtained directors' and officers' liability insurance from a nationally recognized insurance company rated "A" or above in form and substance satisfactory to Level Equity, and shall have delivered satisfactory evidence of such insurances to Level Equity.

ARTICLE X

COVENANTS

Section 10.1. Exclusivity. During the period from the Effective Date and continuing until the earlier of the Closing or termination of this Agreement in accordance with its terms (the "Interim Period"), neither the Company nor anyone engaged by the Company will engage in any discussions, negotiations, or provide information to any third party, other than Level Equity, with respect to a financing or sale of any portion of assets of or Equity Securities of the Company or any of its Subsidiaries (other than sales of inventory in the ordinary course of business).

Section 10.2. Interim Conduct of Business.

(a) During the Interim Period, the Company and each of its Subsidiaries shall, except as otherwise expressly contemplated by this Agreement or to the extent that Level Equity shall otherwise consent in writing, (A) carry on its business in the ordinary course of business consistent with past practices, (B) use commercially reasonable efforts to preserve intact its present business organization, and (C) not take any action that would cause, or result in, any of the representation and warranties of the Company and the Selling Shareholders set forth in this Agreement to be untrue;

(b) During the Interim Period, the Company shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the actions or enter into any of the transactions listed in Section 4.2(c)(iii) of the form of Restated Certificate without the prior written consent of Level Equity; and

(c) During the Interim Period, the Company and its Subsidiaries shall afford to Level Equity and its authorized employees, counsel, accountants and other representatives all information rights set forth in Article IV of the form of the Stockholders' Agreement.

Section 10.3. Transfer Taxes. All transfer taxes, fees and duties under applicable law incurred in connection with the transactions contemplated by this Agreement (the "Transfer Taxes") will be borne and paid by the Company. The Company will prepare and file any Tax Return related to such Transfer Taxes.

Section 10.4. Exchange of Shares. The parties intend that (a) the exchange of the Exchange Shares for the Replacement Shares on the terms of this Agreement shall qualify as a nontaxable transaction under Subdivision 124-M of the ITAA and (b) such exchange of the Exchange Shares for the Replacement Shares together with the Level Subscription shall qualify as a transaction described in Section 351(a) of the Internal Revenue Code of 1986, as amended (the "Code").. The parties shall report consistently with such treatment. Notwithstanding the foregoing, each Continuing Shareholder has consulted with and is relying solely on its own tax counsel with respect to the tax consequences of the transactions contemplated by this Agreement.

Section 10.5. Completion of Steps. As soon as practicable following the Closing Date, Parent and its Subsidiaries shall complete steps six and seven of the step plan attached as Exhibit H hereto regarding the (a) formation of an Australian tax group and (b) the transfer of the Company's intellectual property assets and/or the Company's US Subsidiary, SimPRO Software Ltd, to the Parent.

Section 10.6. Establishment of Option Pool. As soon as practicable following the Closing Date, the Parent will establish an equity incentive plan, approved by the board of the Parent, which creates an option pool representing 10% of the issued equity of the Parent.

Section 10.7. Grant of Options. As soon as practicable following the Closing Date, the Parent shall conduct a 409A valuation and, promptly thereafter, grant an option to purchase Parent Common Stock representing 2% of the fully diluted equity of the Parent to each of Bradley Couper, Alan Bignell and Sean Diljore.

Section 10.8. Policies and Procedures. As soon as practicable following the Closing Date, Parent and its Subsidiaries shall implement or update such policies and procedures regarding intercompany transactions and indirect taxes as are required to comply with applicable law in each jurisdiction in which the Parent and its Subsidiaries do business.

Section 10.9. **Privacy Policy.** As soon as practicable following the Closing Date, the Company shall implement a revised privacy policy, in a form satisfactory to Level Equity, which is tailored to the Company's business and which contains terms concerning the collection, use and possession of personal information.

Section 10.10. **Release.**

(a) For and in consideration of the amounts and/or shares to be paid and/or issued to the to the Selling Shareholders hereunder, the additional covenants and promises set forth in this Agreement, and other good and valuable consideration, the receipt and sufficiency of which is hereby confirmed, from and after the Closing Date, each Selling Shareholder (including each Continuing Shareholder and each Exiting Shareholder), on behalf of itself and its assigns, successors, heirs, beneficiaries, representatives, agents, Subsidiaries and Affiliates (other than the Company) (collectively, the "Releasing Parties"), hereby fully, finally and irrevocably releases, acquits and forever discharges each Level Fund, the Company, its Subsidiaries and the officers, directors, stockholders, representatives, employees, principals, agents, successors, assigns, beneficiaries, heirs, executors, personal or legal representatives, insurers, attorneys and Affiliates of any of them (collectively, the "Released Parties") from any and all commitments, actions, debts, claims, counterclaims, suits, causes of action, damages, demands, liabilities, obligations, costs, expenses, and compensation of every kind and nature whatsoever, past, present, or future, at law or in equity, whether known or unknown, contingent or otherwise, which such Releasing Parties, or any of them had, has, or may have had at any time in the past until and including the Closing Date against the Released Parties, or any of them, which relate to or arise out of such Releasing Party's relationship with such Released Party as, or its rights or status as, an equityholder, officer or director of the Company or any of its Subsidiaries, including, without limitation, under any Governing Documents (collectively, "Causes of Action"); provided, that nothing set forth in this Section 10.9 shall relieve any Released Party for (i) Causes of Action arising from or in connection with this Agreement, the Stockholders' Agreement and any other agreement entered into by any Releasing Party in connection with its, his or her entry into this Agreement and the transactions contemplated hereby and thereby or (ii) any rights of a Selling Shareholder with respect to any indemnification in favor of, or limitation of liability of, or reimbursement of expenses of, a current or former director, officer or equityholder of the Company or any of its Subsidiaries pursuant to the Governing Documents of the Company and/or the Company's Subsidiaries or any written indemnification agreements or insurance recoveries under any directors' and officers' or comparable insurance policy.

(b) Each Selling Shareholder hereby represents to the Released Parties that such Selling Shareholder (i) has not assigned any Causes of Action or possible Causes of Action against any Released Party, (ii) fully intends to release all Causes of Action against the Released Parties including unknown and contingent Causes of Action (other than those specifically reserved above), and (iii) has consulted with counsel with respect to the execution and delivery of this general release and has been fully apprised of the consequences hereof. Furthermore, such Selling Shareholder further agrees not to institute any litigation, lawsuit, claim or action against any Released Party with respect to the released Causes of Action.

(c) Each Selling Shareholder hereby represents and warrants that such Selling Shareholder has access to adequate information regarding the terms of this Agreement, the scope and effect of the releases set forth herein, and all other matters encompassed by this Agreement to make an informed and knowledgeable decision with regard to entering into this Agreement. Such Selling Shareholder further represents and warrants that such Selling Shareholder has not relied upon the Released Parties in deciding to enter into this Agreement and has instead made its own independent analysis and decision to enter into this Agreement.

(d) Each Selling Shareholder hereby waives any and all preemptive rights, rights of first refusal, right of first offer or other similar rights such Selling Shareholder has as an equity holder of the Company relating to the transactions contemplated by this Agreement including, without limitation, under any Governing Documents, any shareholders' agreement or other equity interest agreements, orally or in writing, to purchase or acquire from the Company or any shareholder of the Company any Equity Securities in the Company, or any securities convertible into or exchangeable for Equity Securities in the Company.

Section 10.11. __GAAP Compliance__. Following the Closing Date, all financial statements to be delivered under the Stockholders' Agreement shall be presented in accordance with the books and records of the Company and shall have been prepared in accordance with generally accepted accounting principles as in effect from time to time in the United States, consistently applied ("GAAP"), except as otherwise noted therein, and subject to the absence of footnotes and to year-end adjustments. At any time at which the Company has any Subsidiaries or controlled Affiliates, all such financial statements shall be the consolidated financial statements of the Company and such Subsidiaries and, if required by GAAP, such controlled Affiliates.

Section 10.12. __Fiscal Year__. Following the Closing Date, the Company shall cause (a) each of its, and each of its Subsidiaries', fiscal years to end on December 31 of each year, and (b) each of its, and each of its Subsidiaries', fiscal quarters to end on dates which are consistent with a fiscal year end as described in Section 10.12(a).

Section 10.13. __Divestment of Minority Shareholdings__. Within three (3) months immediately following the Closing Date, the Company shall have provided Level Equity with evidence that the Company has divested its entire shareholding in GEM Software Solutions Pty Ltd (ACN 163 419 878) and SimPRO Managed Services Pty Ltd (ACN 139 013 317), either by disposing of its shares in both entities or procuring both entities be wound up and deregistered.

Section 10.14. __Intellectual Property Assignment__. Within three (3) months immediately following the Closing Date, the Company shall have provided Level Equity with evidence of assignments in favor of the Company in respect of any and all Intellectual Property Rights which were created by employees or contractors of the Company's supplier, Greymouse, in the course of such employees or contractors providing services to the Company.

Section 10.15. __Standard Terms and Conditions__. Within three (3) months immediately following the Closing Date, the Company shall have amended its standard terms and conditions to be as contained within its Hardware Sale and Hosted Services (the "New T&C") and shall have transitioned all customers of the Company and its Subsidiaries to the New T&C.

Section 10.16. Restrictive Covenants.

(a) In consideration of the benefits of this Agreement to the Exiting Shareholders and in consideration of the acquisition by the Investor of the Sale Shares, and in order to induce the parties to enter into this Agreement, during the period commencing on the Closing Date and ending on the eighteen month anniversary of the Closing Date (the "Restrictive Period"), each Exiting Shareholder, severally and not jointly, covenants and agrees that it will not (and that such Exiting Shareholder shall cause its Affiliates (collectively, "Related Persons") not to), without the express prior written approval of the Company, directly or indirectly, (i) solicit, recruit, contract with, induce or attempt to influence or advise, any current or former sales agent, client, customer, independent contractor, vendor, licensor, current or former employees or other agents or representatives of, or any other Person that has, as of the date hereof, an employment, agency, independent contractor, or other relationship with, the Company or any of its Subsidiaries (collectively, "Restricted Persons"); (ii) impair such Restricted Person's relationship with the Company or any of its Subsidiaries or hire, engage or enter into any co-ownership or other arrangement with any such Restricted Person; or (iii) interfere with, or seek to interfere with, the relationship or potential relationship between the Company or any of its Subsidiaries, on the one hand, and any such Restricted Person, on the other hand.

(b) During the Restrictive Period, no Exiting Shareholder or any of its Affiliates shall, either directly or indirectly, as a proprietor, partner, stockholder, debtor, director, executive, employee, consultant, joint venturer, investor or in any other capacity, engage in, or own, manage, operate or control, or participate in the ownership, management, operation or control of, any entity that engaged in competition with the business of the Company and any of its Subsidiaries as currently conducted or as proposed to be conducted as of the date hereof.

(c) It is acknowledged and agreed that a breach by a Exiting Shareholder or any of its Related Persons of this Section 10.16 or Article XX may cause irreparable and material loss and damage to the Company as to which the Company will not have an adequate remedy at law or in equity. Accordingly, each Exiting Shareholder acknowledges that the issuance of an injunction or other equitable remedy is an appropriate remedy for any such breach without the necessity of proving that monetary damages are inadequate or cannot be measured and without the need to post any bond or other security.

(d) Each Exiting Shareholder acknowledges and agrees that, given the nature of the business of the Company and its Subsidiaries and the transactions contemplated by this Agreement, the covenants contained in this Section 10.16 contain reasonable limitations as to time, geographical area and the scope the activity to be restrained, and do not impose a greater restraint than is necessary to protect and preserve for the Company the goodwill of the business of the Company and its Subsidiaries and to protect the other legitimate business interests of the Company. To the extent that the covenants provided for in this Section 10.16 may later be deemed by a court to be too broad to be enforced with respect to duration or with respect to any particular activity or geographic area, the court making such determination shall have the power to reduce the duration or scope of this Section 10.16, and to add or delete specific words or phrases. This Section 10.16, as modified, shall then be enforced.

ARTICLE XI

INDEMNIFICATION

Section 11.1. Indemnification By the Company and the Exiting Shareholders. Subject to the limitations set forth below, each of the Company, the Parent and the Investor (collectively, the "Company Indemnifying Parties") and the Exiting Shareholders shall indemnify, defend and hold Level Equity and each of its officers, directors, members, partners, Affiliates, employees, agents and representatives (collectively, "Indemnitees") harmless against all liability, loss, demand, judgment, claim, action, cause of action, cost, damage, deficiency, Tax, penalty, fine or expense, whether or not arising out of third party claims (including interest, penalties, any diminution in value, and other similar damages, and reasonably incurred legal, consulting and other professional fees and expenses, and all amounts paid in investigation, defense or settlement of any of the foregoing) (each a "Loss"), relating to or arising from:

(a) the untruth, inaccuracy or breach of any of the representations and warranties made by the Company in Article VI of this Agreement (as supplemented by the Disclosure Schedules);

(b) any breach of the covenants or agreements of the Company contained in this Agreement;

(c) any fraud or intentional misrepresentation by the Company; or

(d) the matters set forth on Schedule 11.1.

For purposes of Section 11.1, the existence of any inaccuracy in or breach of any representation or warranty and the amount of Losses with respect thereto shall be determined without regard to any materiality, material adverse effect or other similar qualification contained in or otherwise applicable to such representation or warranty. The Company Indemnifying Parties and the Exiting Shareholders shall be liable for any Loss in connection with Section 11.1, provided that any such Loss shall be satisfied (i) first, by the Exiting Shareholders, severally and in the proportion that the Exit Consideration received by each such Exiting Shareholder bears to the total Exit Consideration payable pursuant to this Agreement, but subject further to the Exiting Shareholder Cap, and (ii) second, by the Company Indemnifying Parties, jointly and severally, subject to the Cap.

Section 11.2. Indemnification by Selling Shareholders. Subject to the limitations set forth below, each of the Selling Shareholders (including, for the avoidance of doubt, the Exiting Shareholders and the Continuing Shareholders) shall severally indemnify, defend and hold (i) each of the Indemnitees and (ii) each of the Indemnitees and the Company (solely with respect to a breach of Section 10.16 or Article XX) harmless against any Loss relating to or arising from:

(a) the untruth, inaccuracy or breach of any of the representations and warranties made by the Selling Shareholder in Article VII of this Agreement;

(b) any breach of the covenants or agreements of such Selling Shareholder contained in this Agreement; or

(c) any fraud or intentional misrepresentation by such Selling Shareholder.

For purposes of Section 11.2, the existence of any inaccuracy in or breach of any representation or warranty and the amount of Losses with respect thereto shall be determined without regard to any materiality, material adverse effect or other similar qualification contained in or otherwise applicable to such representation or warranty.

Section 11.3. Conditions of Indemnification.

(a) Notwithstanding the foregoing, (x) in no event shall an Indemnitee be entitled to any indemnity payment under (1) Section 11.1(a) until the aggregate amount of any Loss exceeds One Hundred and Fifty Thousand Dollars (US$150,000) (the "Indemnification Basket"), at which point the Exiting Shareholders and the Company Indemnifying Parties shall be obligated to indemnify the Indemnitee against any Loss, including the amount of the Indemnification Basket, provided that the Indemnification Basket shall not apply to representations and warranties contained in Section 6.1, Section 6.3, Section 6.5, Section 6.6, Section 6.13(g), Section 6.20 or Section 6.24 (such representations and warranties, the "Fundamental Representations") or, for the avoidance of doubt, to the indemnity set out in Sections 11.1(b), (c) or (d) or Section 11.2, or (2) Section 11.1(d) until the aggregate amount of any Loss incurred pursuant to such Section 11.1(d) exceeds Ten Thousand Dollars (US$10,000) (the "Specific Indemnification Deductible"), at which point the Exiting Shareholders and the Company Indemnifying Parties shall only be obligated to indemnify the Indemnitee against any Loss in excess of the Specific Indemnification Deductible, (y) the aggregate total liability of each Exiting Shareholder for indemnification obligations pursuant to Section 11.1(a), (b) or (d) shall not exceed an amount equal to 30% of the Exit Consideration received by such Exiting Shareholder, converted into United States Dollars at the Exchange Rate (the "Exiting Shareholder Cap"), and (z) the aggregate total liability of the Company for indemnification under Section 11.1(a) of this Agreement shall not exceed an amount equal to 30% of the total Level Subscription Price, converted into United States Dollars at the Exchange Rate (the "Cap"); provided, that (i) with respect to claims for breaches of the Fundamental Representations, and claims for indemnification pursuant to Section 11.1(b) or (d), the Cap shall be an amount equal to 100% of the total Level Subscription Price, converted into United States Dollars at the Exchange Rate and (ii) that the Cap shall not apply to any Loss resulting from any willful and material breach, fraud or intentional misrepresentation.

(b) Any amounts that become due and payable pursuant to Section 11.2 shall be paid by the applicable Selling Shareholder; provided, that a Selling Shareholder shall not be liable for indemnification under Section 11.2(a) or (b) in excess of an amount equal to 100% of the Exit Consideration received by an Exiting Shareholder or the value of the Replacement Shares actually received by a Continuing Shareholder, in each case converted into United States Dollars at the Exchange Rate (the "Selling Shareholder Cap"); provided, however, that that the

Selling Shareholder Cap shall not apply to any Loss resulting from any willful and material breach, fraud or intentional misrepresentation on the part of a Selling Shareholder.

(c) Notwithstanding anything to the contrary herein, (A) any amounts payable to an Indemnitee by the Company Indemnifying Parties pursuant to Section 11.1 shall be satisfied, at the election of Level Equity, either in cash or in the issue of additional shares of Series A Preferred Stock by the Parent; provided, however, that if (i) Level Equity elects to receive additional shares of Series A Preferred Stock pursuant to this Section 11.3(c) and (ii) such issuance will result in Level Equity holding more than 50% of the total number of the issued capital stock of the Parent (calculated on an as-converted basis), then such election shall be subject to the Parent's consent. If Level Equity elects to receive additional shares of Series A Preferred Stock pursuant to this Section 11.3(c), within ten (10) days of the determination of any amounts payable by the Company Indemnifying Parties pursuant to Section 11.1 the Parent shall issue to Level Equity (at no additional cost to Level Equity), an additional number of fully paid and nonassessable shares of Series A Preferred Stock such that, after giving effect to such issuance, Level Equity will have been issued the total number of shares of Series A Preferred Stock that would have been held by Level Equity in the Parent as of the Closing Date, that represents the percentage interest in the Parent (calculated on a fully diluted basis as of the Closing Date and assuming the option plan described herein was in place) equal to the (x) Level Subscription Price, converted into United States Dollars at the Exchange Rate, divided by (y) the Adjusted Post-Money Valuation (as defined herein). As used herein, the "Adjusted Post-Money Valuation" shall mean AU$107,451,000, as adjusted to give effect to the applicable Loss; and (B) any amounts payable to an Indemnitee by a Continuing Shareholder shall be satisfied, at the election of Level Equity, either in cash or in shares of Replacement Shares received by such Selling Shareholder, valued at AU$102.8072 per share.

(d) In the event that Indemnitee is entitled to any indemnity payment under Section 11.1(d), such Indemnitee may elect to purchase an additional number of shares of Series A Preferred Stock, with the same rights, privileges and terms set forth in the Documents and the Restated Certificate, equal to the (x) amount of such indemnity payment, divided by (y) AU$102.8072 converted into United States Dollars at the Exchange Rate; and in such event, the parties hereto agree to take all actions necessary to amend the Restated Certificate and obtain approval from the Parent's board and its stockholders to effectuate the foregoing.

(e) The parties agree that the amount of any cash payment to Level Equity by any Company Indemnifying Party pursuant to this Article XI shall be increased to take into account the indirect ownership interest of Level Equity in the Company, such that Level Equity shall have received an economic benefit equal to the intended amount of such indemnity payment or distribution as if it were not a shareholder of the Parent.

(f) Payments by a Company Indemnifying Party or an Exiting Shareholder to an Indemnitee pursuant to Section 11.1 in respect of any Loss shall be reduced by insurance proceeds and any indemnity, contribution or other similar payment, in each case actually received by a Company Indemnifying Party in respect of any such Loss. In the event that any such insurance proceeds or indemnity, contribution or other similar payment is received after the payment of an indemnity amount hereunder, the Indemnified Party shall promptly reimburse the paying party for any such Losses; provided, that if Level Equity elects to receive additional shares of Series A Preferred Stock pursuant to Section 11.3(c) or 11(d) in lieu of cash, the additional shares shall be issued after conclusion of the Company Indemnifying Parties' commercially reasonable efforts to recover under any insurance policies or indemnity, contribution or other similar agreements.

(g) Notwithstanding anything to the contrary herein, the right to indemnification, payment of Losses or other remedy pursuant to this Article XI shall not be affected by any investigation, inquiry or examination made by, for or on behalf of Level Equity with respect to, or knowledge acquired (or capable of being acquired) at any time, whether before or after the Closing Date, with respect to the accuracy or inaccuracy of or compliance with any representation, warranty, covenant, agreement or obligation. The waiver of any condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant, agreement or obligation, will not affect the right to indemnification, payment of Losses or other remedy pursuant to this Article XI.

(h) Neither the Company nor the Exiting Shareholders shall have any obligation for indemnification with respect to damages for claims for indemnification under Section 11.1(a) after the eighteen (18)-month anniversary of the Closing (the "Survival Period"), except for (x) claims of a breach of any of the Fundamental Representations (other than the representations in Section 6.20) or the representations and warranties in Article VII, which shall survive the Closing indefinitely, (y) claims for breaches of the representations and warranties set forth in Section 6.14 and Section 6.20, which shall survive the Closing until 60 days after the expiration of the applicable statute of limitations, and (z) with respect to claims for indemnification under Sections 11.1(b), 11.1(c) or 11.1(d) and claims for damages based on fraud, intentional misrepresentation or willful breach, there shall be no limitation to survival.

Section 11.4. Notice of Claim.

(a) As used herein, the term "Claim" means a claim for indemnification of an Indemnitee under this Article XI.

(b) Level Equity may give notice of a Claim under this Agreement, whether for its own damages or for damages incurred by any other Indemnitee. Level Equity shall give written notice of a Claim (a "Notice of Claim") to the Company Indemnifying Parties and/or the Shareholder Representative (as applicable), as promptly as practicable after Level Equity becomes aware of the existence of any potential Claim by an Indemnitee. An omission or delay in giving a Notice of Claim shall not constitute a waiver of any rights under this Section 11.3.

Section 11.5. Defense of Third-Party Claims.

(a) The parties to whom a Notice of Claim is delivered pursuant to Section 11.4 above (each such party, a "Notified Party") shall determine and conduct the defense or settlement of any third-party proceeding (a "Third-Party Claim") underlying such Claim and shall bear the costs and expenses incurred by the Notified Party in connection with such defense or settlement, provided that the party delivering such Notice of Claim (an "Indemnified Person") may retain separate co-counsel and participate in (but not control) the defense of any Third-Party Claim, and the costs and expenses incurred by the Indemnified Person in connection with such defense or settlement (including reasonable attorneys' fees, other professionals' and experts' fees and court or arbitration costs) shall be borne by the Indemnified Person hereunder. Notwithstanding anything in the foregoing to the contrary, Level Equity shall have the right to conduct the defense of any claim on behalf of itself and its Affiliates to the extent it or its Affiliates are named as defendants in such Third-Party Claim and (i) the cost of such defense shall be borne by the Indemnifying Parties hereunder and (ii) Level Equity shall not be permitted to settle any such Third-Party Claim without the prior written consent of the Company Indemnifying Parties, the Exiting Shareholders or the Continuing Shareholders, as applicable, such consent not to be unreasonably withheld or delayed.

(b) The Notified Party will not consent to the entry of judgment or enter into any settlement with respect to the Third-Party Claim without the prior written consent of the Indemnified Person, which consent shall not be unreasonably withheld, conditioned or delayed; provided, however, if the Notified Party is the Company, then the Notified Party shall be entitled to settle such Third-Party Claim without the consent of the Indemnified Person to the extent such settlement (i) includes an unconditional release of the Indemnified Person from all Liabilities that are the subject matter of such Third-Party Claim, (ii) does not contain any admission of wrongdoing and (iii) includes the payment of monetary damages only, for which the Indemnified Person shall not be liable. The Indemnified Person shall have the right to receive copies of all material pleadings, notices and communications with respect to the Third-Party Claim and the Notified Party agrees, to the extent reasonable and appropriate, to consult with the Indemnified Person to the extent reasonably requested by the Indemnified Person with respect to such Third-Party Claim; provided, that the Notified Party's obligation to provide such materials to, and to consult with, the Indemnified Person shall be subject to all applicable legal privileges, including the attorney-client privilege and the attorney work product doctrine.

(c) Notwithstanding the foregoing, in the event the Notified Party fails to reasonably contest and defend a Third-Party Claim, the Indemnified Person shall be entitled to contest and defend such Third-Party Claim, and pursue its indemnification rights hereunder.

Section 11.6. Resolution of Notice of Claim. Each Notice of Claim given shall be resolved as follows:

(a) The Notified Party shall have thirty (30) days after its receipt of a Notice of Claim to respond in writing to such Notice of Claim. During such thirty (30)-day period, the Indemnified Person shall allow the Notified Party and its professional advisors to investigate the matter or circumstance alleged to give rise to the Claim specified in such Notice of Claim and whether and to what extent any amount is payable in respect of such Claim, and the Indemnified Person shall assist the Notified Party's investigation by giving such information and assistance as the Notified Party or any of its professional advisors may reasonably request.

(b) If the Notified Party (i) does not so respond to a Notice of Claim within the thirty (30)-day period specified in Section 11.6(a) or (ii) gives the Indemnified Person written notice contesting all or any portion of a Claim specified in a Notice of Claim (a "Contested Claim") within the thirty (30)-day period specified in Section 11.6(a), then such Claim set forth in such Notice of Claim or the Contested Claim, as applicable, shall be resolved by either (x) a written settlement agreement or memorandum executed by the Indemnified

Person and the Notified Party(ies), or (y) in the absence of such a written settlement agreement within sixty (60) days following (A) the expiration of such thirty (30)-day period if no written response is provided by the Notified Party or (B) receipt of a written notice of the Contested Claim if notice of a Contested Claim is provided by the Notified Party within such thirty (30)-day period, by litigation in an appropriate court of law in accordance with the terms of this Agreement.

Section 11.7. Special Losses. Notwithstanding anything to the contrary contained in this Agreement, no Person shall be liable to or otherwise responsible for (i) consequential damages to the extent such consequential damages were not reasonably foreseeable, or (ii) punitive damages or exemplary damages except, in each case, for such damages amounts paid to third parties in respect of Third-Party Claims or for claims for a breach of Section 10.16 or Article XX.

Section 11.8. Exclusive Remedy. The remedies provided in this Article XI shall be the sole and exclusive remedies of Level Equity and the Company with respect to Section 10.16 or Article XX after the Closing with respect to this Agreement, including any breach, inaccuracy or non-performance of any representation, warranty, covenant or agreement contained herein, except for the remedies of specific performance, injunction or other equitable relief; provided, that no party hereto shall be deemed to have waived any rights, claims, causes of action or remedies if and to the extent that such rights, claims, causes of action or remedies (i) may not be waived under applicable law, or (ii) are the result of fraud, intentional misrepresentation or willful and material breach on the part of another party hereto. Any liability for indemnification under this Article XI will be determined without duplication for recovery because the state of facts giving rise to the Losses constitutes a breach of more than one representation, warranty, covenant or agreement hereunder; provided, however, that the foregoing shall not limit Level Equity's right to indemnification for separate or additional Losses arising from the same breach or misrepresentation.

Section 11.9. Shareholder Representative.

(a) By virtue of the approval of this Agreement by the Selling Shareholders and without any further action of any of the Selling Shareholders, the Selling Shareholders hereby appoint Stephen John Bradshaw as Shareholder Representative to act as each such Person's representative, agent and attorney-in-fact for and on such Person's behalf to make any and all determinations, agreements, consents and waivers and take or refrain from taking any other actions for and on such Person's behalf pursuant to this Article XI, including defending and/or settling any claims for which the Selling Shareholders may be required to indemnify the Indemnitees hereunder. If such person shall be unable to serve as the Shareholder Representative, then the Selling Shareholders shall promptly appoint a person to serve in such capacity. The Selling Shareholders shall be bound by any and all actions taken by the Shareholder Representative on their behalf.

(b) This power of attorney and all authority hereby conferred are granted in consideration of the mutual covenants and agreements made herein, and shall be irrevocable and shall not be terminated by any act of any one or more Selling Shareholders, or by operation of law, whether by death or other event. All decisions and actions by the Shareholder

Representative, including the defense or settlement of any claims for which the Selling Shareholders may be required to indemnify Level Equity pursuant to this Article XI, shall be binding upon all Selling Shareholders, and no Selling Shareholder shall have the right to object, dissent, protest or otherwise contest the same.

(c) By his, her or its execution of this Agreement, each of the Selling Shareholders agrees that: (i) all actions, decisions and instructions of the Shareholder Representative shall be conclusive and binding upon all Selling Shareholders and no Selling Shareholder shall have any cause of action against the Shareholder Representative for any action taken, decision made or instruction given by the Shareholder Representative under this Agreement except to the extent that such actions or inactions shall have been held by a court of competent jurisdiction to constitute willful misconduct or fraud; (ii) the provisions of this Section 11.9 are independent and severable, are irrevocable and coupled with an interest and shall be enforceable notwithstanding any rights or remedies that any Selling Shareholders may have in connection with the transactions contemplated hereby; and (iii) the provisions of this Section 11.9 shall be binding upon the legal representatives, successors and assigns of each Selling Shareholder. In his capacity as Shareholder Representative, Stephen John Bradshaw will be acting for the convenience of the Selling Shareholders, without compensation, and, in such capacity, shall have no duties or liabilities beyond those expressly assumed in this Agreement. As the Shareholder Representative, Stephen John Bradshaw shall not be required to make any inquiry or investigation concerning any matter other than those expressly contemplated or required hereunder, nor shall he, in such capacity, be deemed to have made any representation or warranty of any kind to any Person. The Shareholder Representative shall be entitled to rely on any communication or document that the Shareholder Representative believes to be genuine. The Selling Shareholders hereby agree to indemnify and hold harmless the Shareholder Representative against any liabilities, including, without limitation, reasonable fees and expenses of legal counsel retained by the Shareholder Representative resulting from the Shareholder Representative's role as Shareholder Representative of the Selling Shareholders, except to the extent caused by or arising out of the Shareholder Representative's willful misconduct.

ARTICLE XII

FEES AND EXPENSES

The Company shall pay, or reimburse Level Equity for, and hold Level Equity and its representatives harmless against all liability for its failure to pay the fees and expenses incurred by Level Equity in connection with the preparation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, in an amount not to exceed US$600,000 in the aggregate, which amount shall be treated for U.S. federal income tax purposes as a reduction in the Level Subscription Price and as if such expenses were paid directly to the recipients at such amounts. The Company, the Parent, the Investor and the Selling Shareholders hereby acknowledge that the obligation to reimburse Level Equity for any fees and expenses pursuant to this Article XII may be fulfilled at the Closing by permitting Level Equity to deduct such fees and expenses from the proceeds payable by Level Equity to the Parent as set forth hereunder.

ARTICLE XIII

ASSIGNMENT; PARTIES IN INTEREST

This Agreement shall bind and inure to the benefit of the parties and each of their respective successors and permitted assigns. Neither the Company, the Parent, the Investor nor the Selling Shareholders may assign either this Agreement or any of its rights, interests, or obligations hereunder. Level Equity may assign any of its rights hereunder to its controlled Affiliates; provided, however, that the transferee agrees to be bound by, and entitled to the benefits of, this Agreement as an original party hereto and Level Equity remains responsible in the event that the transferee does not perform its obligations hereunder.

ARTICLE XIV

ENTIRE AGREEMENT; SEVERABILITY

This Agreement contains the entire understanding of the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings among the parties with respect to such subject matter. It is the desire and intent of the parties that the provisions of this Agreement be enforced to the fullest extent permissible under the law and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, in the event that any provision of this Agreement would be held in any jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

ARTICLE XV

NOTICES

All notices, claims, certificates, requests, demands and other communications hereunder shall be in writing and shall be deemed to have been duly given if personally delivered or if sent by nationally-recognized overnight courier, by telecopy, by e-mail or electronic transmission (.pdf), by registered or certified mail, return receipt requested and postage prepaid, or by any other form agreed to by the Parties, addressed as follows:

if to the Company, the Investor or the Parent:

The SimPRO Group Pty Ltd
31 McKechnie Drive
Eight Mile Plains QLD 4113, Australia
Attn: Chief Executive Officer

with a copy to:

McCarter & English, LLP
Two Tower Center Boulevard, 24th Floor
East Brunswick, New Jersey 08816
Attn: Scott Smedresman
Tel: (732) 867-9768

if to Level Equity:

Level Equity Growth Partners
Two Grand Central Tower
140 East 45th Street, 39th Floor
New York, NY 10017
Telephone: 212-660-2470
e-mail: legal@levelequity.com
Attention: Nathan Linn, General Counsel

with a copy to:

Goodwin Procter LLP
The New York Times Building
620 Eighth Avenue
New York, NY 10018
Telephone: 212-813-7381
Facsimile: 212-355-3333
e-mail: inissan@goodwinprocter.com and
jgreyf@goodwinprocter.com
Attention: Ilan Nissan, Esq. and Jane Greyf, Esq.

if to the Selling Shareholders, the addresses set forth in Exhibit A hereto;

or to such other address as the party to whom notice is to be given may have furnished to the other parties in writing in accordance herewith. Any such notice or communication shall be deemed to have been received (a) in the case of personal delivery, on the date of such delivery if a business day or, if not a business day, the next succeeding business day, (b) in the case of nationally-recognized overnight courier, on the next business day after the date when sent, (c) in the case of telecopy transmission, when received if a business day or, if not a business day, the next succeeding business day, and (d) in the case of mailing, on the third business day following that on which the piece of mail containing such communication is posted.

ARTICLE XVI

AMENDMENTS; WAIVERS

The terms and provisions of this Agreement may only be modified or amended pursuant to an instrument signed by (i) Level Equity, (ii) the Company, (iii) the holders of a majority of shares held by the Exiting Shareholders and (iv) the holders of a majority of shares held by the Continuing Shareholders. Any waiver of any term or provision of this Agreement requested by any party hereto must be granted in advance, in writing by all parties who have the rights granted by that term or provision. An omission or delay on the exercise or enforcement of the rights conferred pursuant to the terms and conditions set forth in this Agreement shall not constitute a waiver of the right concerned. Likewise, total or partial exercise of any right arising from this Agreement will not inhibit subsequent or total exercise of said rights.

ARTICLE XVII

TERMINATION

This Agreement may be terminated by Level Equity prior to Closing by written notice to the other parties hereto, if the Closing has not taken place on or before twenty days after the Effective Date, or such later date as the parties may agree to. This Agreement may be terminated by the Parent prior to the Closing by written notice to the other parties hereto if the Closing has not taken place on or before three (3) months (or, solely with respect to the failure to satisfy the condition set forth in Section 5.1(o), twenty (20) days) after the Effective Date, or such later date as the parties may agree to. In the event of termination of this Agreement, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto, except to the extent caused by or arising out of fraud, intentional misrepresentation or willful and material breach of this Agreement by any of the parties hereto.

ARTICLE XVIII

COUNTERPARTS

This Agreement may be executed in any number of original or facsimile counterparts, and each such counterpart shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

ARTICLE XIX

HEADINGS

The section and paragraph headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

ARTICLE XX

CONFIDENTIALITY

Each party must keep all Confidential Information strictly confidential and must not disclose any Confidential Information to any person other than (i) as may be necessary for the proper performance of this Agreement, (ii) as may be required by any Governmental Authority under any law, (iii) as may be required by law or in order to comply with the requirements of any stock exchange or (iv) as may be necessary in the ordinary course of performing their duties to the Company. A party required or wishing to disclose Confidential Information in accordance with this Agreement must notify the other parties of the proposed disclosure as far in advance as is reasonably possible, take all ordinary precautions to ensure that the proposed recipient keeps the information confidential and take all reasonable steps to ensure that the Confidential Information disclosed is kept to a minimum. The Selling Shareholders shall not at any time issue any press release, circular or other publicity, or make any written or verbal media announcement or communication, relating to the existence or provisions of this Agreement or the sale of the Existing Shares unless agreed in writing by Level Equity, the Parent and the Investor ("Agreed Announcement"). The Selling Shareholders may not make any disclosure or announcement other than an Agreed Announcement. For the purposes of this clause, "Confidential Information" means (i) with respect to Level Equity and the Selling Shareholders any information of the Company in any form, whether classified or marked as being confidential or not, including the terms of any other agreement to which the Company is or was a party in connection with the business of the Company, and all confidential business information, documents, records, financial information, reports, client information, customer lists, intellectual property, trade secrets, product specifications, technical information, know how, business processes, forecasts, business plans and strategies of the Company or its businesses and (ii) with respect to all of the parties hereto, the terms of this Agreement and the fact that this Agreement has been entered into, other than in each case, information already in the public domain, or information which comes into the public domain other than by reason of a breach of this Agreement, and information known by a party on a non-confidential basis before that party received the information from the Company.

ARTICLE XXI

CONVERSION

Any and all amounts expressed in Article XI of this Agreement in Australian Dollars (including, without limitation, all references to the Level Subscription Price, the Cap, the Exiting Shareholder Cap and the Selling Shareholder Cap) shall be deemed to have been converted into United States Dollars at the Exchange Rate from and after the Closing Date.

ARTICLE XXII

GOVERNING LAW; CONSENT TO JURISDICTION AND VENUE; WAIVER OF JURY TRIAL

This Agreement shall be governed by, construed in, and interpreted in accordance with the laws of the State of Delaware, without giving effect to any law or rule that would cause the laws of any jurisdiction other than the State of Delaware to be applied.

ANY PROCEEDING AGAINST THE PARTIES RELATING IN ANY WAY TO THIS AGREEMENT SHALL BE BROUGHT AND ENFORCED (TO THE EXTENT ENFORCEABLE THEREIN) IN THE COURTS OF THE STATE OF DELAWARE, AND THE PARTIES IRREVOCABLY SUBMIT TO THE JURISDICTION OF SUCH COURTS IN RESPECT OF ANY SUCH PROCEEDING. EACH OF THE PARTIES IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY OBJECTION THAT IT MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY SUCH PROCEEDING IN THE COURTS OF THE STATE OF DELAWARE AND ANY CLAIM THAT ANY SUCH

PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN ANY INCONVENIENT FORUM. ANY JUDGMENT MAY BE ENTERED IN ANY COURT HAVING JURISDICTION THEREOF.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties have executed and delivered this Stock Purchase and Restructure Agreement on the date first above written.

COMPANY:

Executed by **The SimPRO Group Pty Ltd ACN 131 893 573** in accordance with section 127 of the *Corporations Act 2001* (Cth) by:



Signature of Director

SEAN PIERSON

Name of Director (print)



Signature of Director/Company Secretary

Stephen Bradshaw

Name of Director/Company Secretary (print)

INVESTOR:

Executed by **SimPRO Holdings (AUS) Pty Ltd** in accordance with section 127 of the *Corporations Act 2001* (Cth) by:



Signature of Director

SEAN PIERSON

Name of Director (print)

Signature of Director/Company Secretary

Name of Director/Company Secretary (print)

PARENT:

Executed by **simPRO Holdings, Inc.**
acting by its duly authorised signatory.

....
Signature

Brad Cooper..
Name (print)

LEVEL EQUITY:

Executed by **Level Equity Growth Partners II, L.P,**
acting by its duly authorised signatory.

....
Signature

....
Name (print)

PARENT:

Executed by **simPRO Holdings, Inc.** acting by its duly authorised signatory.

....
Signature

....
Name (print)

LEVEL EQUITY:

Executed by **Level Equity Growth Partners II, L.P**, acting by its duly authorised signatory.



....
Signature

BENJAMIN LEVIN........
Name (print)

LEVEL EQUITY (Continued):

Executed by **Level Equity Growth Partners I, L.P,** acting by its duly authorised signatory.



Signature

BENJAMIN LEVIN

Name (print)

SELLING SHAREHOLDERS:

Executed by **AUSTRALIAN VEHICLE TRACKING PTY LTD ACN 138 904 024 ATF THE REDDEN FAMILY TRUST** in accordance with section 127 of the *Corporations Act 2001* (Cth) by:

....	....
Signature of Director	Signature of Director/Company Secretary
....	....
Name of Director (print)	Name of Director/Company Secretary (print)

Signed by **STEPHEN JOHN BRADSHAW** in the presence of:

....	....
Signature of witness	Signature of **Stephen John Bradshaw**
....	
Name of witness (print)	

Signed by **GRAEME SCOTT MCNICOLL** in the presence of:

....	....
Signature of witness	Signature of **Graeme Scott McNicoll**
....	
Name of witness (print)	

Signed by **PAUL TREADWELL** in the presence of:

. . . .
Signature of witness

. . . .
Signature of **Paul Treadwell**

. . . .
Name of witness (print)

Signed by **VAUGHAN MATTHEW MCKILLOP** in the presence of:

. . . .
Signature of witness

. . . .
Signature of **Vaughan Matthew McKillop**

. . . .
Name of witness (print)

Signed by **NOLAN BRIAN LESUEUR** in the presence of:

. . . .
Signature of witness

. . . .
Signature of **Nolan Brian Lesueur**

. . . .
Name of witness (print)

Signed by **CURTIS JOHN THOMSON** in the presence of:

. . . .
Signature of witness

. . . .
Signature of **Curtis John Thomson**

. . . .
Name of witness (print)

Signed by **ROBERT ANDREW FRANCIS** in the presence of:

. . . .
Signature of witness

. . . .
Signature of **Robert Andrew Francis**

. . . .
Name of witness (print)

Signed by **BRADLEY COUPER** in the presence of:

. . . .
Signature of witness

. . . .
Signature of **Bradley Couper**

. . . .
Name of witness (print)

Signed by **ALAN MURRAY BIGNELL** in the presence of:

....
Signature of witness

....
Signature of **Alan Murray Bignall**

....
Name of witness (print)

Signed by **JONATHON JOSEPH EASTGATE** in the presence of:

....
Signature of witness

....
Signature of **Jonathon Joseph Eastgate**

....
Name of witness (print)

Signed by **AIMEE ELIZABETH SIMPSON AND SCOTT CAMPBELL SIMPSON ATF THE SIMPSON FAMILY SUPER FUND** in the presence of:

....
Signature of witness

....
Signature of **Aimee Elizabeth Simpson atf the Simpson Family Super Fund**

....
Name of witness (print)

....
Signature of witness

....
Signature of **Scott Campbell Simpson atf the Simpson Family Super Fund**

....
Name of witness (print)

Signed by **VANESSA ELIZABETH WINTER AND DAVID KNOTT ATF THE WINTER FAMILY SUPER FUND** in the presence of:

. . . .
Signature of witness

. . . .
Name of witness (print)

. . . .
Signature of witness

. . . .
Name of witness (print)

. . . .
Signature of **Vanessa Elizabeth Winter atf the Winter Family Super Fund**

. . . .
Signature of **David Knott atf the Winter Family Super Fund**

Signed by **LYNELLE HILLS** in the presence of:

. . . .
Signature of witness

. . . .
Name of witness (print)

. . . .
Signature of **Lynelle Hills**

Signed by **BRAD HALCROW** in the presence of:

. . . .
Signature of witness

. . . .
Signature of **Brad Halcrow**

. . . .
Name of witness (print)

Signed by **DANIEL SANDERS** in the presence of:

. . . .
Signature of witness

. . . .
Signature of **Daniel Sanders**

. . . .
Name of witness (print)

Signed by **MARK ALFRED ATF THE ALFRED FAMILY TRUST** in the presence of:

. . . .
Signature of witness

. . . .
Signature of **Mark Alfred atf the Alfred Family Trust**

. . . .
Name of witness (print)

Signed by **ANDREW KENNETH CROWE** in the presence of:

....

Signature of witness

....

Signature of **Andrew Kenneth Crowe**

....

Name of witness (print)

Signed by **REBECCA EASTGATE AND JONATHON JOSEPH EASTGATE ATF THE EASTGATE FAMILY SUPER FUND** in the presence of:

....

Signature of witness

....

Signature of **Rebecca Eastgate atf the Eastgate Family Super Fund**

....

Name of witness (print)

....

Signature of witness

....

Signature of **Jonathon Joseph Eastgate atf the Eastgate Family Super Fund**

....

Name of witness (print)

INDEX OF ANNEXES, EXHIBITS & SCHEDULES

Exhibits

Schedules

EXHIBIT A

SELLING SHAREHOLDERS

SELLING SHAREHOLDER	ADDRESS	EXISTING SHARES
Stephen John Bradshaw	8 Tantallon Street, Mount Gravatt East, QLD 4122, Australia	210,000
Graeme Scott McNicoll	107 Prospect Street, Parkinson, QLD 4115, Australia	190,000
Paul Treadwell	4 Lockwood Crescent, Manly West, QLD 4179, Australia	150,000
Vaughan Matthew McKillop	7 David Place, Manly West, QLD 4179, Australia	140,000
Nolan Brian LeSueur	95 Killarney Crescent, Capalaba, QLD 4157, Australia	140,000
Curtis John Thomson	8 Habitat Drive, Wakerley, QLD 4154, Australia	100,000
Robert Andrew Francis	6 Raphae Place, West Harbour, Auckland, New Zealand 0618	70,000
Australian Vehicle Tracking Pty Ltd ACN 138 904 024 ATF The Redden Family Trust	15 Mapia Rise, Pacific Pines QLD 4211, Australia	50,000
Bradley Couper	12/37 Meron Street, Southport, QLD 4215	20,000
Alan Murray Bignell	3/266A Arthur Street, New Farm, QLD 4005	12,500
Kellie Ann Davis ATF The McKillop Family Trust	7 David Place, Manly West, QLD 4179	10,000
Karen Dawn Francis ATF The R and K Francis Family Trust	6 Raphae Place, West Harbour, Auckland, New Zealand 0618	5,000
Jonathan Joseph Eastgate	31 Tillbrook Street, Chapel Hill, Qld 4069	900
Rebecca Eastgate	31 Tillbrook Street, Chapel Hill, Qld 4069	3,750
MC Thomson Group Holdings Pty Ltd ACN 140 994 798	8 Habitat Drive, Wakerley, QLD 4154	2,000

SELLING SHAREHOLDER	ADDRESS	EXISTING SHARES
Aimee Elizabeth Simpson and Scott Campbell Simpson ATF The Simpson Family Super Fund	75 Wunburra Circle, Pacific Pines, Qld 4211	2,500
Vanessa Elizabeth Winter and David Knott ATF The Winter Family Super Fund	140/2 Admiralty Drive, Surfers Paradise, Qld 4217	2,500
Lynelle Hills	2 Tsai Place, Kuraby, QLD 4112	1,250
Keswick Estate Pty Ltd ACN 138 616 181	8 Tantallon Street, Mount Gravatt East, QLD 4122	1,000
Brad Halcrow	11 Kamala Court, Mullumbimby, QLD 2482	1,000
Daniel Sanders	6 Igluna Street, Kenmore, QLD 4069	1,000
Mark Alfred ATF The Alfred Family Trust	5 Woodview Court, Maudsland, QLD 4210	1,000
Andrew Kenneth Crowe	1008/70 Mary Street, Brisbane, QLD 4000	900
	Total:	1,115,300

EXHIBIT B

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

See Attached.

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
SIMPRO HOLDINGS, INC.

simPRO Holdings, Inc., a corporation organized and existing under the laws of the State of Delaware (the "**Corporation**"), hereby certifies as follows:

A. The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on September 12, 2016 (the "**Prior Certificate**").

B. This Amended and Restated Certificate of Incorporation (the "**Certificate of Incorporation**") has been duly authorized and adopted by the Board of Directors of the Corporation (the "**Board**") and stockholders of the Corporation in accordance with the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware (the "**DGCL**").

C. The Prior Certificate is hereby amended and restated in its entirety to read as follows:

ARTICLE I.
NAME OF CORPORATION

The name of the Corporation is simPRO Holdings, Inc. (the "**Corporation**").

ARTICLE II.
REGISTERED OFFICE

The address of the registered office of the Corporation in the State of Delaware is 2711 Centerville Road, Suite 400, County of New Castle, State of Delaware 19808. The name of its registered agent at such address is Corporation Service Company.

ARTICLE III.
PURPOSE

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

ARTICLE IV.
AUTHORIZED CAPITAL STOCK

Section 4.1 Classes of Stock. The Corporation shall be authorized to issue two classes of capital stock, designated, respectively, as "Common Stock" and "Preferred Stock". The Corporation shall be authorized to issue a total of 2,000,000 shares of stock, each with a par value of $0.0001 per share, of which 1,610,922 shares shall be designated as Common Stock ("**Common Stock**") and 389,078 shares shall be designated as Preferred Stock ("**Preferred Stock**"), all of which shall be designated as Series A Convertible Participating Preferred Stock (the "**Series A Preferred Stock**"). The number of authorized shares of Common Stock or Series A Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of capital stock representing a majority of the voting power of all the then-outstanding shares of capital stock of the Corporation entitled to vote thereon, irrespective of the provisions of Section 242(b)(2) of the DGCL, unless a vote of the holders of Series A Preferred Stock is required pursuant to the terms of this Certificate of Incorporation. There shall be no cumulative voting.

Section 4.2 Rights, Privileges, Preferences and Powers of Series A Preferred Stock. The relative powers, rights, qualifications, limitations and restrictions granted to or imposed on the shares of Series A Preferred Stock are set forth below. Unless otherwise indicated, references to "Sections" or "Subsections" in this Section 4.2 refer to Sections and Subsections of Section 4.2 of this Article IV.

(a) Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or Series of capital stock of the Corporation unless (in addition to the obtaining of any consents required elsewhere in the Certificate of Incorporation) the holders of the Series A Preferred Stock then outstanding shall first receive a dividend on each outstanding share of Series A Preferred Stock in an amount at least equal to the Series A Original Issue Price per share (the "**Preferred Dividends**"), less all Preferred Dividends previously paid with respect to such share. The foregoing rights to receive Preferred Dividends shall not be cumulative, and no right to dividends shall accrue to holders of the Series A Preferred Stock by reason of the fact that dividends on said shares are not declared or paid. The Preferred Dividends shall be payable only when, as, and if declared by the Board, and the Corporation shall be under no obligation to pay such Preferred Dividends. Thereafter the Corporation shall not declare, pay or set aside any dividends on shares of any other class or Series of capital stock of the Corporation unless (in addition to the obtaining of any consents required elsewhere in the Certificate of Incorporation) the holders of the Series A Preferred Stock then outstanding shall first receive a dividend on each outstanding share of Series A Preferred Stock, in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or Series that is convertible into Common Stock, that dividend per share of Series A Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or Series determined, if applicable, as if all shares of such class or Series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of such Series A Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or Series that is not convertible into Common Stock, at a rate per share of such Series A Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or Series of capital stock by the original issuance price of such class or Series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or Series) and (B) multiplying such fraction by an amount equal to the Series A Original Issue Price; *provided* that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or Series of capital stock of the Corporation, the dividend payable to the holders of Series A Preferred Stock pursuant to this Section 4.2(a) shall be calculated based upon the dividend on the class or Series of capital stock that would result in the highest Series A Preferred Stock dividend. The

"**Series A Original Issue Price**" shall mean $[___][1] per share (the "**Series A Original Issue Price**"). The Series A Original Issue Price shall be subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock. If at any time dividends then payable with respect to the Series A Preferred Stock cannot be paid in full, such payment will be distributed ratably among the holders of Series A Preferred Stock based upon the aggregate dividends payable on such shares of Series A Preferred Stock.

(b) Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

(i) Preferential Payments to Holders of Series A Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, with respect to each share of Series A Preferred Stock held by such stockholder, the sum of (i) an amount per share equal to the Series A Original Issue Price, *plus* any dividends declared but unpaid thereon *less* any Preferred Dividends previously paid thereon and (ii) thereafter, such amount per share as would have been payable pursuant to Section 4.2(b)(ii) below had all shares of Series A Preferred Stock been converted into Common Stock pursuant to Section 4.2(d) immediately prior to such liquidation, dissolution, winding up of the Corporation or Deemed Liquidation Event (collectively, the "**Full Participation Preference**"), *provided* that in the event that (A) the amount equal to the Full Participation Preference is greater than (B) three (3) times the Series A Original Issue Price *less* any Preferred Dividends previously paid on such shares of Series A Preferred Stock, then the holders of shares of Series A Preferred Stock then outstanding shall be paid an amount per share of series A Preferred Stock equal to the greater of (i) three (3) times the Series A Original Issue Price *less* any Preferred Dividends previously paid thereon, and (ii) such amount as would have been payable pursuant to Section 4.2(b)(ii) below with respect to such shares of Series A Preferred Stock had all such shares of Series A Preferred Stock been converted into Common Stock pursuant to Section 4.2(d) immediately prior to such liquidation, dissolution, winding up of the Corporation or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series A Preferred Stock the full amount to which they shall be entitled under this Subsection 4.2(b)(i), the holders of shares of Series A Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The aggregate amount which a holder of a share of Series A Preferred Stock is

---

[1] NTD: AU$102.8072 to be filled in United State Dollars at the Exchange Rate on the Closing Date (as such terms are defined in the Purchase Agreement).

entitled to receive under this Subsection 4.2(b)(i), is hereinafter referred to as the **"Series A Liquidation Amount."**

(ii) Distribution of Remaining Assets. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Series A Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of shares of Common Stock, *pro-rata* based on the number of shares held by each such holder.

(iii) Deemed Liquidation Events.

(1) Definition. Each of the following events shall be considered a **"Deemed Liquidation Event"** unless the holders of a majority of the outstanding shares of Series A Preferred Stock (the **"Requisite Holders"**), voting exclusively and as a separate class, elect otherwise by written notice sent to the Corporation at least five (5) days prior to the effective date of any such event:

(A) a merger, reorganization or consolidation in which (x) the Corporation is a constituent party or (y) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger, reorganization or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger, reorganization or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger, reorganization or consolidation, a majority, by voting power, of the capital stock of (a) the surviving or resulting corporation; or (b) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger, reorganization or consolidation, the parent corporation of such surviving or resulting corporation;

(B) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger, consolidation or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation; or

(C) (i) the sale or transfer of the outstanding shares of capital stock of the Corporation, (ii) the issuance of shares of capital stock by the Corporation (other than capital raising transactions not resulting in any distributions to stockholders) or (iii) any other transaction or series of related transactions, in each case under circumstances in which both (A) the holders of the voting power of outstanding capital stock of the Corporation, immediately prior to such transaction, own less than 50% in voting power of the outstanding capital stock of the Corporation immediately following such transaction and (B) the Corporation, any subsidiary of the Corporation, or any holders of capital stock of the Corporation receive proceeds in connection therewith.

provided, however, that the following transactions shall not be deemed to be a Deemed Liquidation Event: (1) transfers of equity securities to Affiliates that constitute a Permitted Transfer, as each such capitalized term in this subclause (1) is defined in the Stockholders' Agreement, dated on or about the filing date (the "**Stockholders Agreement**"), (2) transfers of equity securities to any trusts for the benefit of a stockholder or such stockholder's family members formed for bona fide estate planning purposes or (3) a transaction, the sole purpose of which is to change the state of the Corporation's formation or to create a holding company that will be owned in substantially the same proportions by the holders of the Corporation's capital securities immediately prior to such transaction.

(2) Effecting a Deemed Liquidation Event.

(A) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 4.2(b)(iii)(1)(A)(x) unless the agreement or plan of merger, reorganization or consolidation for such transaction provides that the consideration payable to the stockholders of the Corporation shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 4.2(b)(i) and 4.2(b)(ii).

(B) In the event of a Deemed Liquidation Event referred to in Subsection 4.2(b)(iii)(1)(A)(y), 4.2(b)(iii)(1)(B), 4.2(b)(iii)(1)(C)(ii) or 4.2(b)(iii)(1)(C)(iii), if the Corporation does not effect a dissolution of the Corporation under the DGCL within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of shares of Series A Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the redemption of such shares of Series A Preferred Stock and (ii) if the Requisite Holders so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board), together with any other assets of the Corporation legally available for distribution to its stockholders (the "**Available Proceeds**"), on the one hundred fiftieth (150th) day after such Deemed Liquidation Event, to redeem all outstanding shares of Series A Preferred Stock at a price per share equal to the Series A Liquidation Amount. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Series A Preferred Stock, the

Corporation shall ratably redeem each holder's shares of Series A Preferred Stock to the fullest extent of such Available Proceeds, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. Prior to the distribution or redemption provided for in this Subsection 4.2(b)(iii)(2)(B), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

(3) Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event, if any portion of the consideration payable to the stockholders of the Corporation is placed into escrow and/or is payable to the stockholders of the Corporation subject to contingencies, the definitive agreement governing such Deemed Liquidation Event shall provide that (a) the portion of such consideration that is not placed in escrow and not subject to any contingencies (the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 4.2(b)(i) and 4.2(b)(ii) above as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event and (b) any additional consideration which becomes payable to the stockholders of the Corporation upon release from escrow or satisfaction of contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 4.2(b)(i) and 4.2(b)(ii) after taking into account the previous payment of the Initial Consideration as part of the same transaction.

(iv) Distribution of Non-Stock Consideration. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such Deemed Liquidation Event, dividend or redemption shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board, including the approval of the Series A Directors or the approval of the Requisite Holders if the Series A Directors are deemed to be interested parties in such determination.

(c) Voting Rights.

(i) General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series A Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series A Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Certificate of Incorporation, holders of Series A Preferred Stock shall vote together with the holders of Common Stock as a single class.

(ii) Election of Directors. The holders of record of the shares of Series A Preferred Stock shall be entitled to elect two (2) directors of the Corporation; provided, however, that on the first date following the Series A Original Issue Date on which such holders hold less than 50% of the shares of Series A Preferred Stock held by them on the Series A Original Issue Date (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Series A Preferred Stock), such holders of shares of Series A Preferred Stock shall be entitled to elect only one (1) director of the Corporation (such one (1) or two (2) directors then in office, the "**Series A Directors**"). In addition, the holders of record of the shares of Common Stock, voting exclusively and as a separate class, shall be entitled to elect four (4) directors of the Corporation. Any director elected as provided in this paragraph may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Series A Preferred Stock or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first two sentences of this Subsection 4.2(c)(ii), then any directorship not so filled shall remain vacant until such time as the holders of the Series A Preferred Stock or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Series A Preferred Stock), voting together as a single class on an as converted basis, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Subsection 4.2(c)(ii), a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Subsection 4.2(c)(ii). The presence of at least one of the Series A Directors is required to constitute a quorum of the Board at any meeting thereof; provided, however, that the foregoing requirement shall not apply if the Series A Directors (i) waive such requirement or (ii) fail to attend two (2) consecutive meetings of the Board.

(iii) Series A Preferred Stock Protective Provisions. At any time when shares of Series A Preferred Stock are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting or voting (as the case may be), voting exclusively and as a separate class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect:

(1) liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

(2) amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the holders of Series A Preferred Stock, or waive any rights of the holders of Series A Preferred Stock;

(3) amend, change, waive or alter any rights, preferences or privileges of, or re-price the conversion price of (other than pursuant to anti-dilution provisions of Subsection 4.2(d)(iv)), any shares of Series A Preferred Stock;

(4) create, or authorize the creation of, or issue, or obligate itself to issue, shares of any additional class or series of capital stock, whether or not such class or series ranks junior to, senior to or *pari passu* with the Series A Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption, or issue any additional shares of Series A Preferred Stock other than (i) issuances of Common Stock pursuant to any equity incentive plan approved by the Board, including the approval of the Series A Directors and (ii) issuance of additional shares of Series A Preferred Stock pursuant to Section 11.3(c) and/or (d) of the Stock Purchase and Restructure Agreement, dated September [_], 2016, between the Corporation, the Existing Shareholders (as defined therein), Level Equity Growth Partners II, L.P and the other persons party thereto.

(5) purchase, reclassify, re-price the conversion price of, redeem, alter, amend or authorize any of the foregoing with respect to any existing security of the Corporation that is junior to, senior to or *pari passu* with the Series A Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation or the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to the Series A Preferred Stock in respect of any such right, preference or privilege;

(6) increase or decrease (other than for decreases resulting from conversion of the Series A Preferred Stock) the authorized number of shares of Common Stock or Series A Preferred Stock;

(7) approve any public offering of the stock of the Corporation, other than a QIPO;

(8) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) the Preferred Dividends and (ii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at the lower of the

original purchase price or the then-current fair market value thereof as approved by the Board, including the approval of the Series A Directors;

(9) sell, lease, transfer, grant exclusive license or otherwise dispose, in a single transaction or series of related transactions, of any assets of the Corporation or any of its subsidiaries with an aggregate value of at least $250,000;

(10) create, or authorize the creation of, or issue, or authorize the issuance of, re-price, or authorize the re-pricing of, reclassify, or authorize the reclassifying of or redeem, or authorize the redemption of (which, for purposes of clarity, shall not prohibit repayment of any indebtedness existing as of the Series A Original Issue Date in accordance with the terms thereof), any debt security, incur indebtedness for borrowed money or guarantee, directly or indirectly (other than trade payables or accounts payable arising in the ordinary course of business of the Corporation or such subsidiary) or permit any subsidiary to take any such action with respect to any debt security;

(11) create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the Corporation, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary;

(12) enter into any transaction or agreement with any officer, director, employee or Affiliate of the Corporation, or any member of immediate family or Affiliate thereof, or modify the terms of any transaction or agreement, other than (x) ordinary course payments of salaries and benefits to employees (but not increases thereof), (y) transaction between or among the Corporation and its subsidiaries and (z) any transaction on an arms'-length basis approved by the Board, including the approval of the Series A Directors. "**Affiliate**" for purposes of this Section 4.2(c)(iii)(12) means (i) with respect to any specified person or entity, any other person or entity who, directly or indirectly, controls, is controlled by or is under common control with such person or entity and (ii) with respect to the Corporation, includes any owner of five percent (5%) or greater of the outstanding capital stock of the corporation or outstanding voting power of the Corporation;

(13) invest in or acquire another entity or an asset with a value exceeding $100,000, or any material interest in another entity;

(14) terminate the employment of, change the job title or the job description or the employment terms of or replace the hiring agreement of any of the Corporation's senior management or any employee with a base salary of at least $150,000;

(15) materially change, waive, amend or alter the compensation terms of, or grant options of the Corporation to, officers or members of

the Corporation's senior management or any employee with a base salary of at least $150,000;

(16) adopt or amend any equity incentive plan or stock appreciation plan, increase the number of shares issuable under any equity incentive plan or stock appreciation plan or re-price any options or other equity incentives outstanding under any such plan;

(17) approve or adopt any annual operating budget or business plan, provided, that the written consent or affirmative vote of the Requisite Holders (as the case may be) to such approval of adoption, shall not be unreasonably withheld;

(18) materially deviate from annual operating budgets and business plans, other than as approved by the Board, including the approval of the Series A Directors;

(19) increase or decrease the total number of directors of the Corporation, other than in connection with a reduction of the number of Series A Directors described in Section 4.2(c)(ii);

(20) authorize expenditures not included in annual operating budgets in excess of $100,000;

(21) sell, assign, license or encumber material technology or intellectual property having a fair market value in excess of $100,000, other than licenses granted in the ordinary course of business;

(22) make any material changes in accounting methods or policies;

(23) settle any litigation, legal proceeding, investigation, inquiry, claim or dispute involving the Corporation, its subsidiaries or any of their assets in excess of $50,000;

(24) make any distributions of cash, property, assets or otherwise to shareholders concurrently with the issuance of any adjustment pursuant to Section 4.2(d) or take any action that could cause the issuance of Series A Preferred Shares or adjustment pursuant to Section 4.2(d) to be treated as a taxable dividend to the recipients thereof pursuant to Section 305 of the Internal Revenue Code of 1986, as amended; or

(25) enter into any agreement to do any of the foregoing.

(d) Optional Conversion.

The holders of the Series A Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

(i) Right to Convert.

(1) Conversion Ratio. Each share of Series A Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Series A Original Issue Price by the Series A Conversion Price (as defined below) in effect at the time of conversion. The "**Series A Conversion Price**" shall initially be equal to $[___][2]. Such initial Series A Conversion Price, and the rate at which shares of Series A Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

(2) Termination of Conversion Rights. In the event of a notice of redemption of any shares of Series A Preferred Stock pursuant to Subsection 4.2(f), the Conversion Rights of the shares designated for redemption shall terminate at the close of business of the last full day preceding the date fixed for redemption, unless the redemption price is not fully paid on such redemption date, in which case the Conversion Rights for such shares shall continue until such price is paid in full. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Series A Preferred Stock.

(ii) Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Series A Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Series A Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

(iii) Mechanics of Conversion.

(1) Notice of Conversion. In order for a holder of Series A Preferred Stock to voluntarily convert shares of Series A Preferred Stock into shares of Common Stock, such holder shall surrender the certificate or certificates for such shares of Series A Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) at the office of the transfer agent for the Series A

---

[2] NTD: AU$102.8072 to be filled in United State Dollars at the Exchange Rate on the Closing Date (as such terms are defined in the Purchase Agreement).

Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares of the Series A Preferred Stock represented by such certificate or certificates and, if applicable, any event on which such conversion is contingent. Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such certificates (or lost certificate affidavit and agreement) and notice shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time, (i) issue and deliver to such holder of Series A Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Series A Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (ii) pay in cash such amount as provided in Subsection 4.2(d)(ii) in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (iii) pay all declared but unpaid dividends on the shares of Series A Preferred Stock converted.

(2) Reservation of Shares. The Corporation shall at all times when the Series A Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Series A Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Series A Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series A Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to the Certificate of Incorporation. Before taking any action which would cause an adjustment, reducing the Series A Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Series A Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Series A Conversion Price.

(3) Effect of Conversion. All shares of Series A Preferred Stock which shall have been surrendered for conversion as herein provided shall no

longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Subsection 4.2(d)(ii) and to receive payment of any dividends declared but unpaid thereon. Any shares of Series A Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series A Preferred Stock accordingly.

(4) No Further Adjustment. Upon any such conversion, no adjustment to the Series A Conversion Price shall be made for any declared but unpaid dividends on the Series A Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

(5) Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Series A Preferred Stock pursuant to this Article IV. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Series A Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

(iv) Adjustments to Conversion Price for Diluting Issues.

(1) Special Definitions. For purposes of this Article IV, the following definitions shall apply:

(A) "**Option**" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(B) "**Series A Original Issue Date**" shall mean the date on which the first share of Series A Preferred Stock was issued.

(C) "**Convertible Securities**" shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(D) "**Additional Shares of Common Stock**" shall mean all shares of Common Stock issued (or, pursuant to Subsection 4.2(d)(iv)(3) below, deemed to be issued) by the Corporation after the Series A Original Issue Date, other than (i) the following shares of Common Stock and (ii) shares of

Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (i) and (ii), collectively, "**Exempted Securities**"):

i. shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Series A Preferred Stock;

ii. shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Subsections 4.2(d)(v), 4.2(d)(vi), 4.2(d)(vii) or 4.2(d)(viii);

iii. shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board, including the Series A Directors;

iv. shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

v. shares of Common Stock, Options, or Convertible Securities issued to banks, equipment lessors or other financial institutions or to real property lessors, pursuant to a bona fide debt financing, equipment leasing or real property leasing transaction approved by the Board, including the Series A Directors;

vi. shares of Common Stock, Options, or Convertible Securities issued to suppliers or third party service providers in connection with the provision of goods or services (including technology license, development, marketing or other similar agreements or strategic partnerships) pursuant to transactions approved by the Board, including the Series A Directors; or

vii. shares of Common Stock, Options or Convertible Securities issued as consideration for the acquisition of another entity by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, *provided* that such issuances are approved by the Board, including the Series A Directors.

(2) No Adjustment of Conversion Price. No adjustment in the Series A Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

(3) Deemed Issue of Additional Shares of Common Stock.

(A) If the Corporation at any time or from time to time after the Series A Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability, but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(B) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Series A Conversion Price pursuant to the terms of Subsection 4.2(d)(iv)(4), are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (x) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (y) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Series A Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Series A Conversion Price as would have been obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this Subsection 4.2(d)(iv)(3)(B) shall have the effect of increasing the Series A Conversion Price to an amount which exceeds the lower of (i) the Series A Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security or (ii) the Series A Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(C) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Series A Conversion Price pursuant to the terms of Subsection 4.2(d)(iv)(4) (either because the consideration per share (determined pursuant to Subsection 4.2(d)(iv)(5)) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Series A Conversion Price then in effect or because such Option or Convertible Security was issued before the Series A Original Issue Date), are revised after the Series A Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (x) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (y) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Subsection 4.2(d)(iv)(3)(A)) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(D) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Series A Conversion Price pursuant to the terms of Subsection 4.2(d)(iv)(4), the Series A Conversion Price shall be readjusted to such Series A Conversion Price as would have been obtained had such Option or Convertible Security (or portion thereof) never been issued.

(E) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Series A Conversion Price provided for in this Subsection 4.2(d)(iv)(3)(E) shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (B) and (C) of this Subsection 4.2(d)(iv)(3)(E)). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Series A Conversion Price that would result under the terms of this Subsection 4.2(d)(iv)(3) at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Series A Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

(4) Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Series A Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Subsection 4.2(d)(iv)(3)), without consideration or for a consideration per share less than the Series A Conversion Price in effect immediately prior to such issue, then the Series A Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C)$$

For purposes of the foregoing formula, the following definitions shall apply:

(A) "**CP_2**" shall mean the Series A Conversion Price in effect immediately after such issue of Additional Shares of Common Stock;

(B) "**CP_1**" shall mean the Series A Conversion Price in effect immediately prior to such issue of Additional Shares of Common Stock;

(C) "**A**" shall mean the number of shares of Common Stock outstanding immediately prior to such issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issue or upon conversion or exchange of Convertible Securities (including the Series A Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(D) "**B**" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

(E) "**C**" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

(5) Determination of Consideration. For purposes of this Subsection 4.2(d)(iv), the consideration received by the Corporation for the issue of any Additional Shares of Common Stock shall be computed as follows:

(A) Cash and Property. Such consideration shall:

i. insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

ii. insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board, including the approval of the Series A Directors or the approval of the Requisite Holders if the Series A Directors are deemed to be interested parties in such determination; and

iii. in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (1) and (2) above, as determined in good faith by the Board, including the approval of the Series A Directors or the approval of the Requisite Holders if the Series A Directors are deemed to be interested parties in such determination.

(B) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Subsection 4.2(d)(iv), relating to Options and Convertible Securities, shall be determined by dividing:

i. the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

ii. the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

(6) Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Series A Conversion Price pursuant to the terms of Subsection 4.2(d)(iv)(4), and such issuance dates occur within a period of no more than ninety (90) days from the first such issuance to the final such issuance, then, upon the final such issuance, the Series A Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

(v) Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Series A Original Issue Date effect a subdivision of the outstanding shares of Common Stock, the Series A Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Series A Original Issue Date combine the outstanding shares of Common Stock, the Series A Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

(vi) Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series A Original Issue Date shall make or issue or fix a record date for the determination of holders of Common Stock entitled to receive a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Series A Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Series A Conversion Price then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Series A Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Series A Conversion Price shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions and (b) no such adjustment shall be made if the holders of Series A Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Series A Preferred Stock had been converted into Common Stock on the date of such event.

(vii) Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series A Original Issue Date shall make or issue or fix a record date for the determination of holders of shares of Common Stock entitled to receive a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 4.2(a) do not apply to such dividend or distribution, then and in each such event the holders of Series A Preferred Stock shall receive, simultaneously with the distribution to the holders of shares of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Series A Preferred Stock had been converted into shares of Common Stock on the date of such event.

(viii) Adjustment for Merger or Reorganization, etc. Subject to the provisions of Subsection 4.2(b)(ii), if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Series A Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsections 4.2(d)(iv), 4.2(d)(vi) or 4.2(d)(vii)), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Series A Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Series A Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions in this Article IV with respect to the rights and interests thereafter of the holders of the Series A Preferred Stock, to the end that the provisions set forth in this Section 4.2(d) (including provisions with respect to changes in and other adjustments of the Series A Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon conversion of the Series A Preferred Stock. For the avoidance of doubt, nothing in this Subsection 4.2(d)(viii) shall be construed as preventing the holders of Series A Preferred Stock from seeking any appraisal rights to which they are otherwise entitled under the DGCL in connection with a merger triggering an adjustment hereunder, nor shall this Subsection 4.2(d)(viii) be deemed conclusive evidence of the fair value of the shares of Series A Preferred Stock in any such appraisal proceeding.

(ix) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Series A Conversion Price pursuant to this Section 4.2(d), the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series A Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Series A Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Series A Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Series A Conversion Price then in effect and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Series A Preferred Stock owned and held by such holder.

(x) Notice of Record Date. In the event:

(1) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Series A Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(2) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation or any Deemed Liquidation Event; or

(3) of the voluntary or involuntary dissolution, liquidation or winding up of the Corporation;

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Series A Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right and the amount and character of such dividend, distribution or right or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding up is proposed to take place and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Series A Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding up, and the amount per share and character of such exchange applicable to the Series A Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

(e) Mandatory Conversion.

(i) Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock to the public at a price of at least $[___][3] per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock) in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $50,000,000 of proceeds, net of underwriting

[3] NTD: AU$514.036 to be filled in United State Dollars at the Exchange Rate on the Closing Date (as such terms are defined in the Purchase Agreement).

discounts and commissions, to the Corporation (a "**QIPO**") or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), then (i) all outstanding shares of Series A Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate pursuant to Subsection 4.2(b)(ii) and (ii) such shares may not be reissued by the Corporation.

(ii) Procedural Requirements. All holders of record of shares of Series A Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion pursuant to this Section 4.2(e). Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Series A Preferred Stock shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Series A Preferred Stock converted pursuant to this Subsection 4.2(e)(ii), including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Subsection 4.2(e)(ii). As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) of Series A Preferred Stock, the Corporation shall issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Subsection 4.2(d)(ii) in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Series A Preferred Stock converted. Such converted Series A Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series A Preferred Stock accordingly.

(f) Mandatory Redemption.

(i) (1) General. Unless prohibited by Delaware law governing distributions to stockholders, shares of Series A Preferred Stock shall be redeemed by the Corporation at a redemption price, payable in cash, equal to the Mandatory Redemption Price with respect to each share of Series A Preferred Stock, not more than sixty (60) days after the receipt by the Corporation at any time on or after the fifth (5th) anniversary of the Series A Original Issue Date, from the Requisite Holders, of written notice requesting redemption of all shares of Series A Preferred Stock (the "**Mandatory Redemption Request**"). The "**Mandatory Redemption Price**" determined as of any date shall mean, in respect of each share of Series A Preferred Stock, an amount equal to the greater of (A) (x) the Series A Original Issue Price per share less any Preferred Dividends previously paid, plus (y) all declared but unpaid dividends thereon through the date on which such shares are actually redeemed, plus (z) the Redemption Dividends (as defined below) and (B) the Fair Market Value (determined in the manner set forth below) of a single share of Series A Preferred Stock as of the date of the Corporation's receipt of the Mandatory Redemption Request. Upon receipt of a Mandatory Redemption Request, the Corporation shall apply all of its assets to any such redemption, and to no other corporate purpose, except to the extent prohibited by Delaware law governing distributions to stockholders. The date of such redemption shall be referred to as the "**Mandatory Redemption Date.**" If on the Mandatory Redemption Date Delaware law governing distributions to stockholders prevents the Corporation from redeeming all shares of Series A Preferred Stock to be redeemed, the Corporation shall ratably redeem the maximum number of shares that it may redeem consistent with such law, and shall redeem the remaining shares as soon as it may lawfully do so under such law. If the Corporation is unable to redeem any portion of the shares of Series A Preferred Stock requested to be redeemed, then (1) it shall promptly after receiving the Mandatory Redemption Request use its commercially reasonable efforts to raise sufficient funds to legally enable the redemption of the remaining shares of Series A Preferred Stock that were requested to be redeemed by either obtaining loans or selling stock, both subject to binding legal obligations of the Corporation that may then be in effect and (2) on and after the one-year anniversary of the date of the Corporation's receipt of a Mandatory Redemption Request, the Corporation shall take all actions necessary to effect a Deemed Liquidation Event (including by hiring investment bankers, initiating a sale process and as is otherwise customary), unless the holders of a majority of the outstanding shares of Series A Preferred Stock not redeemed elect otherwise by written notice sent to the Corporation at least five (5) days prior to the effective date of any such event.

(2) Definitions. For purposes of this Subsection 4.2(f)(i)(2), the following definitions shall apply:

(A) "**Fair Market Value**" of a single share of Series A Preferred Stock means that value determined by (1) first, calculating five (5) times the Corporation's revenue calculated in accordance with the Corporation's past practice for the 12 months preceding the delivery of the Mandatory Redemption Request (the "**LTM Revenue**"), (2) second, multiplying the LTM Revenue by the percentage ownership of the Corporation held by the holders of then outstanding shares of Series A Preferred Stock (such product, the "**Redemption Amount**"), and (3) dividing the Redemption Amount by the then aggregate number of shares of Series A Preferred Stock then outstanding.

(B) "**Redemption Dividends**" shall mean dividends at the rate per annum of $[___][4] per share accruing on the shares of Series A Preferred Stock issued as of the Series A Original Issue Date (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock) from and after the Series A Original Issue Date. Redemption Dividends shall accrue from day to day, whether or not declared, and shall be cumulative; provided that the Redemption Dividends shall be payable only upon a redemption of the Series A Preferred Stock in accordance with this Section 4.2(f).

(ii) Mandatory Redemption Notice. The Corporation shall send written notice of the mandatory redemption (the "**Mandatory Redemption Notice**") to each holder of record of Series A Preferred Stock not less than forty (40) days prior to the Mandatory Redemption Date. The Mandatory Redemption Notice shall state:

(1) the number of shares of Series A Preferred Stock held by the holder that the Corporation shall redeem on the Mandatory Redemption Date specified in the Mandatory Redemption Notice;

(2) the Mandatory Redemption Date and the Mandatory Redemption Price;

(3) the date upon which the holder's right to convert such shares terminates (as determined in accordance with Subsection 4.2(d)(i)); and

(4) that the holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Series A Preferred Stock to be redeemed.

If the Corporation receives, on or prior to the twentieth (20th) day after the date of delivery of the Mandatory Redemption Notice to a holder of Series A Preferred Stock, written notice from such holder that such holder elects to be excluded from the redemption provided in this Section 4.2(f), then the shares of Series A Preferred Stock registered on the books of the Corporation in the name of such holder at the time of the Corporation's receipt of such notice shall thereafter be "**Excluded Shares**." Excluded Shares shall not be redeemed or redeemable pursuant to this Section 4.2(f), whether on the Mandatory Redemption Date or thereafter.

(iii) Surrender of Certificates; Payment. On or before the Mandatory Redemption Date, each holder of shares of Series A Preferred Stock to be redeemed on the Mandatory Redemption Date, unless such holder has exercised his, her or its right to convert such shares as provided in Section 4.2(d), shall surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim

---

[4] NTD: AU$8.225 to be filled in United State Dollars at the Exchange Rate on the Closing Date (as such terms are defined in the Purchase Agreement).

that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, in the manner and at the place designated in the Mandatory Redemption Notice, and thereupon the Mandatory Redemption Price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. In the event less than all of the shares of Series A Preferred Stock represented by a certificate are redeemed, a new certificate, instrument, or book entry representing the unredeemed shares of Series A Preferred Stock shall promptly be issued to such holder.

(iv) Rights Subsequent to Redemption. If the Mandatory Redemption Notice shall have been duly given, and if on the Mandatory Redemption Date the Mandatory Redemption Price payable upon redemption of the shares of Series A Preferred Stock to be redeemed on the Mandatory Redemption Date is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that any certificates evidencing any of the shares of Series A Preferred Stock so called for redemption shall not have been surrendered, Redemption Dividends with respect to such shares of Series A Preferred Stock shall cease to accrue after the Mandatory Redemption Date and all rights with respect to such shares shall forthwith after the Mandatory Redemption Date terminate, except only the right of the holders to receive the Mandatory Redemption Price (including the Redemption Dividends) without interest upon surrender of any such certificate or certificates therefor.

(g) Redeemed or Otherwise Acquired Shares. Any shares of Series A Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of shares of Series A Preferred Stock following redemption.

(h) Waiver. Any of the rights, powers, preferences and other terms of the Series A Preferred Stock set forth herein may be waived on behalf of all holders of Series A Preferred Stock by the affirmative written consent or vote of the Requisite Holders.

(i) Notices. Any notice required or permitted by the provisions of this Article IV to be given to a holder of shares of Series A Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation or given by electronic communication in compliance with the provisions of the DGCL and shall be deemed sent upon such mailing or electronic transmission.

Section 4.3 Rights of Common Stock.

(a) General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Series A Preferred Stock set forth herein.

(b) Voting Rights. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); *provided, however*, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to the Certificate of Incorporation that affects only the Series A Preferred Stock and not the Common Stock. There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to a vote of the holders of Series A Preferred Stock that may be required by the terms of the Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

ARTICLE V.
BOARD POWER REGARDING BYLAWS

In furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind the Bylaws of the Corporation.

ARTICLE VI.
ELECTION OF DIRECTORS

Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

ARTICLE VII.
MISCELLANEOUS

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

ARTICLE VIII.
LIABILITY; INDEMNIFICATION

Section 8.1 Liability. To the fullest extent permitted by applicable law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal. If the DGCL or any other law of the State of Delaware is amended after approval by the stockholders of this Article VIII to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Section 8.2 Indemnification. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which the DGCL permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director, officer or other agent of the Corporation of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

ARTICLE IX.
CORPORATE OPPORTUNITY

The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any Series A Directors who is not an employee of the Corporation or any of its subsidiaries or (ii) any holder of Series A Preferred Stock, or any partner, member, director, stockholder, employee or agent of any such holder, other than someone who is an employee or officer of the Corporation or any of its subsidiaries (collectively, "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

ARTICLE X.
CORPORATE POWER

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred on stockholders herein are granted subject to this reservation.

ARTICLE XI.
CALIFORNIA CORPORATIONS CODE

For purposes of Section 500 of the California Corporations Code (to the extent applicable), in connection with any repurchase of shares of Common Stock permitted under this Certificate of Incorporation from employees, officers, directors or consultants of the Corporation in connection with a termination of employment or services pursuant to agreements or arrangements approved by the Board (in addition to any other consent required under this Certificate of Incorporation), such repurchase may be made without regard to any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined in Section 500 of the California Corporations Code). Accordingly, for purposes of making any calculation under California Corporations Code Section 500 in connection with such repurchase, the amount of any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined therein) shall be deemed to be zero (0).

[Remainder of this page has been intentionally left blank]

IN WITNESS WHEREOF, simPRO Holdings, Inc. has caused this Amended and Restated Certificate of Incorporation to be signed by the undersigned duly authorized officer on this [__] day of September, 2016.

SIMPRO HOLDINGS, INC.

By: ______________________________

Name: Brad Couper
Title: Chief Executive Officer

[Signature Page to Amended and Restated Certificate of Incorporation]

ME1 23218966v.10

EXHIBIT C

STOCKHOLDERS' AGREEMENT OF PARENT

See Attached.

Execution Version

SIMPRO HOLDINGS, INC.

STOCKHOLDERS' AGREEMENT

September [_], 2016

Table of Contents

Page

STOCKHOLDERS' AGREEMENT

This **STOCKHOLDERS' AGREEMENT** (the "**Agreement**"), dated as of September [_], 2016, is entered into by and among simPRO Holdings, Inc., a Delaware corporation (the "**Corporation**"), Level Equity Growth Partners I, L.P. ("**Level I**"), Level Equity Growth Partners II, L.P. ("**Level II**" and, together Level I and with any Permitted Transferee, the "**Investor**") and the Common Stockholders (defined herein) party hereto from time to time.

PREAMBLE

Each Stockholder owns, as of the date hereof, that number of Shares set forth opposite such Stockholder's name on Annex I hereto. The Stockholders believe it to be in the best interest of the Corporation and the Stockholders to provide for the continued stability of the business and policies of the Corporation and its Subsidiaries, as the same may exist from time to time, and, to that end, the parties hereto set forth this Agreement.

ACCORDINGLY, in consideration of the mutual covenants and agreements contained in this Agreement, the sufficiency of which is hereby acknowledged, the parties agree as follows:

ARTICLE I

DEFINITIONS; RULES OF CONSTRUCTION

The following terms have the following meanings:

"**Acceptance Period**" shall have the meaning set forth in Section 3.3(a)(i).

"**Affiliate**" means, (a) with respect to the Investor, any limited or general partner, member or stockholder holding 5% or more of the outstanding capital stock or other equity interests of such Person; (b) with respect to any Person that is a natural person, any spouse, parent, sibling or descendant of such Person (or a spouse, parent, sibling or descendant of a natural person specified in clause (a) above relating to such natural person); (c) with respect to any Person that is an entity, any other Person that, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person; and (d) with respect to the Investor, any investment fund or alternative investment vehicle controlled or managed by Affiliates of the Investor. The term "**control**" includes, without limitation, the possession, directly or indirectly, of the power to direct the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

"**Agreement**" shall have the meaning set forth in the caption.

"**Approved Transaction**" shall have the meaning set forth in Section 3.6(a).

"**Board**" means the Board of Directors of the Corporation.

"**Board Observers**" shall have the meaning set forth in Section 2.1(b)(ii).

"**Budget**" shall have the meaning set forth in Section 4.2.

"**Charter**" means the Amended and Restated Certificate of Incorporation of the Corporation, as the same may be amended, modified or supplemented after the date hereof.

"**Common Director**" shall have the meaning set forth in Section 2.1(b)(i)(B).

"**Common Observer**" shall have the meaning set forth in Section 2.1(b)(ii).

"**Common Stock**" shall have the meaning set forth in the Charter.

"**Common Stockholder**" means the holders of Common Stock party to this Agreement as of the date hereof or in the future or any Transferee of such Person (with respect to such shares of Common Stock held by such person).

"**Common Stockholder Shares**" means all shares of Common Stock held at any time during the term of this Agreement by any Common Stockholder.

"**Corporation**" shall have the meaning set forth in the caption.

"**Co-Sale Notice**" shall have the meaning set forth in Section 3.4(a)(i).

"**Co-Sale Offeree**" shall have the meaning set forth in Section 3.4(a).

"**Co-Sale Offeror**" shall have the meaning set forth in Section 3.4(a).

"**Deemed Liquidation Event**" shall have the meaning set forth in the Charter.

"**Demand Notice**" shall have the meaning set forth in Section 5.1(a).

"**Director**" shall have the meaning set forth in Section 2.1(a).

"**Director Indemnification Agreement**" means the Director Indemnification Agreements between the Corporation and each of the Directors, as may be amended, modified or supplemented from time to time.

"**Disqualification Event**" shall have the meaning set forth in Section 2.5.

"**Eligible Purchaser**" shall have the meaning set forth in Section 3.5(a).

"**Eligible Stockholders**" shall have the meaning set forth in Section 3.4(a)(ii).

"**Equity Securities**" means all shares of capital stock of the Corporation, all securities convertible into or exchangeable for shares of capital stock of the Corporation and all options, warrants and other rights to purchase or otherwise acquire from the Corporation shares of such capital stock, including any stock appreciation or similar rights, contractual or otherwise.

"**Excluded Registration**" means (i) a registration relating to the sale of securities to employees of the Corporation or a Subsidiary pursuant to a stock option, stock purchase or similar plan; (ii) a registration relating to an SEC Rule 145 transaction; (iii) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Registrable Securities; or (iv) a registration in which the only Common Stock being registered is Common Stock issuable upon conversion of debt securities that are also being registered.

"**Exempted Securities**" shall have the meaning set forth in the Charter.

"**First Offer**" shall have the meaning set forth in Section 3.3(a)(i).

"**First Offer Number**" shall have the meaning set forth in Section 3.5(b).

"**First Offer Period**" shall have the meaning set forth in Section 3.5(a).

"**First Offeree**" shall have the meaning set forth in Section 3.3(a)(i).

"**First Offeror**" shall have the meaning set forth in Section 3.3(a).

"**Form S-1**" means such form under the Securities Act as in effect on the date hereof or any successor registration form under the Securities Act subsequently adopted by the SEC.

"**Form S-3**" means such form under the Securities Act as in effect on the date hereof or any registration form under the Securities Act subsequently adopted by the SEC that permits incorporation of substantial information by reference to other documents filed by the Corporation with the SEC.

"**Full Allotment**" shall have the meaning set forth in Section 3.3(a)(ii).

"**Fully Exercising Holder**" shall have the meaning set forth in Section 3.5(c).

"**Future Stockholder**" shall have the meaning set forth in Section 3.1.

"**GAAP**" means generally accepted accounting principles as in effect from time to time in the United States, consistently applied.

"**Group**" means: (a) in the case of any Stockholder who is an individual, (i) such Stockholder, (ii) the spouse, parent, sibling or descendants of such Stockholder and (iii) all trusts for the benefit of such Stockholder or any of the foregoing formed for bona fide estate planning purposes; (b) in the case of any Stockholder that is a partnership, (i) such Stockholder and (ii) all Affiliates of such Stockholder; and (c) in the case of any Stockholder which is a corporation or a limited liability company, (i) such Stockholder and (ii) all Affiliates of such Stockholder.

"**Initiating Holder**" shall have the meaning set forth in Section 5.1(a).

"**Investor**" shall have the meaning set forth in the caption.

"**Investor Directors**" shall have the meaning set forth in Section 2.1(b)(i)(A).

"**Investor Observer**" shall have the meaning set forth in Section 2.1(b)(ii).

"**Investor Shares**" means all shares of Series A Preferred Stock held at any time during the term of this Agreement by the Investor.

"**IPO**" means the first underwritten public offering of any class of capital stock of the Corporation registered with the SEC for cash pursuant to an effective registration statement (other than on Form S-4, S-8 or their equivalent) under the Securities Act.

"**Joinder**" shall have the meaning set forth in Section 3.1.

"**Key Stockholder**" means any party to this Agreement who is providing services to the Corporation or any Subsidiary as an officer or an employee, other than the Investor or the Corporation, and any Permitted Transferee of such Person.

"**Major Stockholder**" means each Stockholder that (i) holds shares of Preferred Stock or (ii) holds at least 5% of the shares of Common Stock (on a fully-diluted basis), alone or together with its Affiliates (provided that Common Stockholders shall only be deemed to be Major Stockholders for purposes of Article V and Section 6.7 (solely as it relates to amendments to Article V) but not for purposes of Article IV), subject to adjustment for stock dividends, stock splits, combination or other similar recapitalizations.

"**New Securities**" means all Equity Securities other than Exempted Securities.

"**Nominee**" shall have the meaning set forth in Section 3.6(d).

"**Offer**" shall have the meaning set forth in Section 3.5(a).

"**Offered Shares**" shall have the meaning set forth in Section 3.3(a)(i).

"**Other Stockholder**" shall have the meaning set forth in Section 3.3(a)(i).

"**Over-Allotment Option**" shall have the meaning set forth in Section 3.5(c).

"**Permitted Transfer**" means (a) with respect to a Common Stockholder (i) who is a natural Person, any Transfer of Common Stockholder Shares by such Common Stockholder to (x) the Corporation, (y) any member of his or her Group so long as such Common Stockholder retains dispositive and voting control over such Common Stockholder Shares or (z) the estate of such Common Stockholder or the beneficiaries of such Common Stockholder's will or testament upon such Common Stockholder's death; (ii) that is a trust, any Transfer of Common Stockholder Shares by such Common Stockholder to the beneficiaries of such trust or the Corporation or (iii) that is an entity other than a trust, to Affiliates of such entity or the Corporation; *provided, however*, that, in the case of clause (a), such Permitted Transfer must be made in accordance with Section 3.2 and each Permitted Transferee shall be subject to the limitations on Transfer to the same extent as such transferor Common Stockholder was prior to the Permitted Transfer; *provided, further*, that with respect to Permitted Transfers made pursuant to (a)(i) above, in the event that neither the transferring Common Stockholder nor such Common Stockholder's estate or a beneficiary thereof retains dispositive and voting control over such Common Stockholder Shares (an "**Unwinding Event**"), then: (A) the relevant initial transferring Common Stockholder (or the beneficiary of such Common Stockholder's estate) shall forthwith notify the other Stockholders and the Corporation of the pending occurrence of such Unwinding Event and (B) immediately following such Unwinding Event, without limiting any other rights or remedies, such initial transferor Common Stockholder or such Common Stockholder's estate (or a beneficiary thereof as the case may be) shall take all actions necessary to promptly effect a Transfer of all the Common Stockholder Shares held by the relevant Permitted Transferee either back to such Common Stockholder or to another Person that qualifies as a Permitted Transferee of such initial transferring Common Stockholder (including such Stockholder's estate or a beneficiary thereof) and (b) with respect to the Investor, a Transfer to Investor's Affiliates.

"**Permitted Transferee**" means any Person to whom a Permitted Transfer is made or is to be made.

"**Person**" shall be construed in the broadest sense and means and includes a natural person, a partnership, a corporation, an association, a joint stock company, a limited liability company, a trust, a joint venture, an unincorporated organization and any other entity and any federal, state, municipal, foreign or other government, governmental department, commission, board, bureau, agency or instrumentality or any private or public court or tribunal.

"**Preferred Stock**" shall have the meaning set forth in the Charter.

"**Pro Rata Amount**" means, with respect to any Stockholder, the quotient obtained by dividing (i) the number of shares of Common Stock held by such Stockholder by (ii) the aggregate number of shares of Common Stock held by all Stockholders or class of Stockholders (as applicable with respect to each provision hereof), assuming in each case the conversion or exchange of all securities by their terms convertible into or exchangeable for Common Stock.

"**Purchase Notice**" shall have the meaning set forth in Section 3.5(b).

"**QIPO**" shall have the meaning set forth in the Charter.

"**Registrable Securities**" means (i) the Common Stock issuable or issued upon conversion of the Preferred Stock held by the Major Stockholders; (ii) any Common Stock, or any Common Stock issued or issuable (directly or indirectly) upon conversion and/or exercise of any other securities of the Corporation held by the Major Stockholders; and (iii) any Common Stock issued as (or issuable upon the conversion or exercise of any warrant, right, or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, the shares referenced in clauses (i) or (ii) above; excluding in all cases, however, any Registrable Securities sold by a Person in a transaction in which the applicable rights under this Agreement are not assigned, and excluding for purposes of Article V hereto any shares for which registration rights have terminated pursuant to Section 5.13 of this Agreement.

"**Registration Date**" means the date upon which the registration statement pursuant to a QIPO shall have been declared effective.

"**Required Transferor**" has the meaning set forth in Section 3.7.

"**Rule 506(d) Related Party**" has the meaning set forth in Section 2.5.

"**SEC**" means the United States Securities and Exchange Commission or any successor agency.

"**Securities Act**" means the Securities Act of 1933, as amended from time to time, and the rules and regulations promulgated thereunder.

"**Selling Expenses**" means all underwriting discounts, selling commissions and stock transfer taxes applicable to the sale of Registrable Securities and fees and disbursements of counsel for any holder, except for the fees and disbursements of one counsel to the selling holders borne and paid by the Corporation as provided in Section 5.6.

"**Series A Preferred Stock**" shall have the meaning set forth in the Charter.

"**Shares**" means all Investor Shares and all Common Stockholder Shares. Any reference to a number of "Shares" shall treat each share of Preferred Stock as the number of shares of Common Stock into which it is then convertible pursuant to the Charter and any warrants or convertible securities as the number of shares of Preferred Stock or Common Stock for which it is then exercisable or convertible.

"**Stockholders**" means the Investor, the Common Stockholders and any Future Stockholders.

"**Stockholder Representations**" shall have the meaning set forth in Section **Error! Reference source not found.**.

"**Subsidiary**" means, with respect to any Person, any other Person the majority of whose Equity Securities or voting securities are directly or indirectly owned or controlled by such Person.

"**Tag-Along Notice**" shall have the meaning set forth in Section 3.4(c).

"**Termination Date**" means the earlier to occur of: (i) the closing of a QIPO and (ii) the closing of a Deemed Liquidation Event.

"**Third Party**" means, with respect to any Stockholder, any Person that is not (i) the Corporation or (ii) a member of the Group of such Stockholder.

"**Transfer**" means to sell, transfer, assign, pledge, hypothecate or otherwise dispose of Shares in any manner whatsoever, directly or indirectly, either by a Stockholder or any Person acting on its behalf, with or without consideration, and in each case whether voluntarily or involuntarily or by operation of law or otherwise.

"**Transferee**" means any Person to whom Shares are transferred through a Transfer.

"**Transferring Holder**" shall have the meaning set forth in Section 3.6(a).

1.1 Construction. Whenever the context requires, the gender of all words used in this Agreement includes the masculine, feminine and neuter forms and the singular form of words shall include the plural and vice versa. All references to Articles and Sections refer to articles and sections of this Agreement, and all references to Exhibits or Schedules are to Exhibits or Schedules attached hereto, each of which is made a part hereof for all purposes. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The words "herein," "hereof" and "hereunder" and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision hereof. The term "or" is not exclusive, unless the context otherwise requires. Unless otherwise expressly provided herein, any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified, supplemented or restated, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

ARTICLE II

BOARD OF DIRECTORS

2.1 Voting Provisions Relating to Board of Directors.

(a) General. Each Stockholder shall vote, or cause to be voted, at a regular or special meeting of stockholders (or by written consent) all Shares owned by such Stockholder (or as to which such Stockholder has voting power) to ensure that the size of the Board shall be composed of six (6) directors (each, a "**Director**"), as such number may be increased or decreased from time to time by vote or written consent of the Board, including the Investor Directors (as defined herein) subject to consent rights of Stockholders set forth herein or in the Charter (*provided* that no such decrease shall take away any board nomination rights as set forth in Section 2.1(b) below), nominated and elected as set forth in Section 2.1(b); provided that the size of the Board shall be reduced to five (5) directors in the event that the holders of Series A Preferred Stock are only entitled to elect one (1) director.

(b) Election of Directors.

(i) Each Stockholder agrees to vote all Shares owned by such Stockholder (or as to which such Stockholder has voting power), in connection with the election of Directors, and to take such other actions as are necessary to elect and continue in office Directors nominated as follows:

(A) two (2) Directors elected by the holders of Series A Preferred Stock, who will be nominated by the Investor; provided, however, that on the first date following the Series A Original Issue Date (as such term is defined in the Charter) on which the Investor holds less than 50% of the shares of Series A Preferred Stock held by it on the date hereof (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Series A Preferred Stock), only one (1) Director will be nominated by the Investor and elected by the holders of Series A Preferred Stock (such one (1) or two (2) directors, the "**Investor Directors**"), which Investor Directors shall initially be Benjamin Levin and Charles Chen; and

(B) four (4) Directors nominated by the holders of a majority of the Common Stock held by the Common Stockholders (the "**Common Directors**"), which Common Directors shall initially be Brad Couper, Sean Diljore, Stephen Bradshaw and Curtis Thompson.

(ii) To the extent that any of clauses (A) through (B) above shall not be applicable, any member of the Board who would otherwise have been designated in accordance with the terms hereof shall instead be voted upon by all of the stockholders of the Company entitled to vote thereon in accordance with, and pursuant to, the Charter.

(iii) The Investor shall have the right to appoint one (1) individual to serve as an observer (the "**Investor Observer**"), which Investor Observer seat shall initially be vacant. The holders of a majority of the Common Stock shall have the right to appoint one (1) individual to serve as an observer (the "**Common Observer**" and, together with the Investor Observer, the "**Board Observers**"), which Common Observer shall initially be Alan Bignell. Each of the Board Observers, in such capacity (x) shall be entitled to attend and participate in meetings or deliberations of the Board and any committee thereof, receive notices of such meetings and any copies of any materials provided to the members of the Board (at the same time and in the same manner as the Directors) and (y) shall not be entitled to vote at or with respect to any meetings, deliberations or written authorizations of the Board, nor shall the Board Observers' presence or absence at any meeting of the Board affect whether or not quorum at any meeting of the Board has been established. Prior to serving as an observer, each of the Board Observers shall deliver to the Corporation a confidentiality agreement in form and substance reasonably satisfactory to the Board. The Board may exclude each or all of the Board Observers from access to any information or any meeting, or any portion thereof, to the extent (i) reasonably necessary to preserve the attorney-client privilege, (ii) reasonably necessary to protect highly confidential (a) proprietary information, (b) trade secrets or (c) other similar information or (iii) there is any conflict of interest with respect to any Board Observer.

(c) <u>Term of Office</u>. Each Director shall hold office until the earlier of (x) the election of the Director's successor or (y) the Director's death, resignation or removal at the direction of the Person(s) entitled to nominate such Director. Any vacancy caused by any such death, resignation or removal shall be filled with the nominee designated by the Person or group of Persons entitled to nominate such Director pursuant to this <u>Section 2.1</u>. There is no limit to the number of terms a Director may serve. Further to the foregoing, (i) the Investor shall have the sole power to nominate or direct the removal (with or without cause) of any of the Investor Directors, and any vacancy on the Board in respect of any of the Investor Directors shall be filled only with a nominee designated by the Investor and (ii) the Common Stockholders shall have the sole power to nominate or direct the removal (with or without cause) of any Common Director, and any vacancy on the Board in respect of a Common Director shall be filled only with the nominee designated by the Common Stockholders. Each Stockholder agrees to vote all

Shares owned by such Stockholder (or as to which such Stockholder has voting power) and to take such other actions as are necessary to give effect to the provisions of this Section 2.1(c).

(d) Efforts by the Corporation; Solicitation of Proxies. The Corporation and the Board (and, if applicable, a committee thereof) shall use its reasonable best efforts to take such action as is required under applicable law and the Charter and by-laws to include on the Board or in the slate of nominees recommended by the Board such persons nominated by the applicable Stockholders pursuant to this Section 2.1. The Corporation shall use its reasonable best efforts to have each such nominee to the Board be elected as a Director, and if Directors are to be elected by the Stockholders, the Corporation shall duly call and hold a meeting of Stockholders (or distribute a written consent) for such purpose in accordance with the Corporation's Charter and by-laws, and shall solicit proxies for such persons to the same extent as it does for any other nominees to the Board. The Corporation shall, if required under applicable law, prepare and disseminate a proxy statement and such other materials, including a notice of meeting, as are necessary in connection with such meeting and distribute such materials, or cause such materials to be distributed, to the stockholders of the Corporation entitled to notice of and to vote at such meeting. Each Stockholder hereby covenants and agrees to provide for inclusion any such proxy statement and other materials such information as, regarding itself and its nominees, may be required under applicable law.

(e) Subsidiary Boards. The board of directors, board of managers or equivalent governing body of any of the Corporation's Subsidiaries shall not take any action that could not be taken by the Corporation without first obtaining the requisite approval of the Board. The governing body of each Subsidiary of the Corporation shall have the same composition as the Board, unless otherwise approved by the Board, including the approval of the Investor Directors.

(f) Designation of Authority. The Board shall not designate any authority to any committee or subset of the Board (except as contemplated by Section 2.2) without the written consent of the Investor Directors.

2.2 Committees of the Board. The Board shall establish such committees as the Board may deem appropriate; *provided*, that each of the Investor Directors shall have the right to be a member of each such committee of the Board, unless such right is waived by any such Investor Director.

2.3 Meetings of the Board; Boards Decisions.

(a) Meetings. Regular meetings of the Board or any committee thereof shall be held at least once every calendar quarter (unless otherwise agreed to by the Board, including the approval of the Investor Directors) on at least thirty (30) days' notice to each Director, either personally, by telephone, by mail, by telecopier, by electronic mail or by any other means of communication reasonably calculated to give notice, at such times and at such places as shall from time to time be determined by the Board or the committee, or the chairman thereof (if any), as applicable, provided, that in any given calendar year (i) at least two (2) of such meetings shall be held in the United States, (ii) at least one (1) of such meetings shall be held in the United Kingdom, and (iii) at least one (1) of such meetings shall be held in Australia, in each case, unless the Board decides differently with respect to the place of such meetings. Special meetings of the Board may be called by any Director on not less than one (1) business days' notice to each other Director, either personally, by telephone, by mail, by telecopier, by electronic mail or by any other means of communication reasonably calculated to give notice, provided, that the time and place of such meeting should be subject to the approval of the Investor Directors. Notice of a special meeting need not be given (i) to any Director if a written waiver of notice, executed by such Director before or after the meeting, is filed with the records of the meeting, or (ii) to any Director who attends the meeting without protesting the lack of notice prior thereto or at its commencement. The notice of each meeting of the Board shall state the purposes of the meeting. Any meeting of the Board shall be held during normal business hours relative to the location of such meeting, unless otherwise approved by each of the Investor Directors.

(b) Quorum; Required Vote. At all duly called meetings of the Board or any committee thereof, a majority of the total number of Directors or committee members including at least one of the Investor Directors shall constitute a quorum for the transaction of business of the Board or committee at such meeting; provided, however, that the foregoing requirement shall not apply if the Investor Directors (i) waive such requirement or (ii) fail to attend two (2) consecutive meetings of the Board. If a quorum shall not be present at any meeting of the Board or committee thereof, the Directors present thereat may adjourn the meeting without notice other than announcement at such meeting until a quorum shall be present; *provided*, that notice of any reconvened meeting shall be given pursuant to Section 2.3(a). Each action of the Board shall require the consent of a majority of the Directors present at the meeting at which a quorum is present, *provided* that the consent of the Investor Directors shall also be required if the approval of the Investor Directors is explicitly required to take such action pursuant to the terms of the Charter.

(c) Written Consent. Any action required or permitted to be taken at any meeting of the Board or committee thereof may be taken without a meeting and without a vote, if consent or consents in writing, setting forth the action so taken, shall be signed by all of the Directors or members of the applicable committee. Such action shall be included in the minutes of the Board or committee meetings, as applicable.

(d) Telephonic or Video Communications. Members of the Board may participate in a meeting of the Board or committee thereof by means of conference telephone, video conference or similar communications equipment by means of which all persons participating in the meeting can hear and speak to each other, and such participation in a meeting shall constitute presence in person at the meeting.

2.4 Expenses; Indemnity.

(a) Expenses. The Corporation shall pay the reasonable and documented expenses incurred by all Directors and Board Observers in connection with their attending meetings of the Board or any committee thereof or the performance of their duties.

(b) Indemnity. The Corporation shall execute and deliver a Director Indemnification Agreement (in form and substance reasonably acceptable to the Board) in favor of the Directors and any Persons who shall become Directors after the date hereof.

(c) The Corporation shall, or shall cause an Affiliate to, purchase and maintain directors and officers insurance, to the extent and in such amounts as the Board, including the Investor Directors, deems reasonable, and shall use reasonable efforts to maintain in effect directors and officers insurance at all times.

2.5 "Bad Actor" Matters.

(a) Each Person with the right to designate or participate in the designation of a Director pursuant to this Agreement hereby represents that none of the "bad actor" disqualifying events described in Rule 506(d)(1)(i)-(viii) promulgated under the Securities Act (a "**Disqualification Event**") is applicable to such Person or any of its Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. For purposes of this Agreement, "**Rule 506(d) Related Party**" shall mean with respect to any Person any other Person that is a beneficial owner of such first Person's securities for purposes of Rule 506(d) of the Securities Act. Any director designee to whom any Disqualification Event is applicable, except for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable, is hereinafter referred to as a "**Disqualified Designee**".

(b) Each Person with the right to designate or participate in the designation of a Director as specified above hereby covenants and agrees (A) not to knowingly designate or participate in the designation of any director designee who, to such Person's knowledge, is a Disqualified Designee and (B) that in the event such Person becomes aware that any individual previously designated by any such Person is or has become a Disqualified Designee, such Person shall as promptly as practicable take such actions as are necessary to remove such Disqualified Designee from the Board and designate a replacement designee who is not a Disqualified Designee.

ARTICLE III

SHARES

3.1 Future Stockholders. The Corporation shall require each Person that acquires Equity Securities, entitling them either directly or indirectly, to hold more than one percent (1%) (on a fully-diluted basis) of the Common Stock (other than in respect of the conversion of convertible Equity Securities (excluding convertible Equity Securities in respect of Common Stock) by a Person which at such time is a Stockholder hereunder) after the date hereof (a "**Future Stockholder**"), as a condition to the effectiveness of such acquisition, to execute a counterpart to this Agreement (a "**Joinder**") agreeing to be treated as (a) an Investor, if such Person acquires such Equity Securities from the Investor, (b) a Common Stockholder, if such Person acquires Equity Securities from a Common Stockholder or (c) a Common Stockholder if such Person is not the Investor and acquires Equity Securities from the Corporation, whereupon, in each case, such Person shall (x) be bound by, and entitled to the benefits of, the provisions of this Agreement relating to the Investor or Common Stockholders, as the case may be and (y) succeed to all rights of the Investor or Common Stockholder, as the case may be with respect to such Equity Securities acquired. The Common Stockholders agree to take all actions to permit the Corporation to comply with all of its obligations under all agreements with the Investor (including authorization of sufficient Equity Securities to permit conversion of Investor Shares in accordance with the Charter or the exercise of any warrants or other convertible securities (including convertible notes)). To the extent an optionholder is not required to execute a counterpart to this Agreement under the terms of this Section 3.1, the Corporation shall in any event require such optionholder to agree in writing to be bound by the terms of Section 3.6 of this Agreement as if such optionholder were a "Stockholder" prior to the issuance of any options to acquire Equity Securities to such optionholder. Each Stockholder agrees to vote or cause to be voted all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to increase the number of authorized shares of Common Stock from time to time to ensure that there will be sufficient shares of Common Stock available for conversion of all of the shares of Preferred Stock outstanding at any given time.

3.2 Limitations on Transfers.

(a) Restrictions on Transfer. Prior to the consummation of an IPO, no Common Stockholders shall, nor shall they permit any of their respective direct and indirect equity holders to, Transfer all or any portion of their Shares, except as follows:

(A) at any time, without complying with Sections 3.3 and 3.4, (x) to a Permitted Transferee of such Common Stockholders (subject to the provisions of this Article III) or (y) with the prior written approval of the holders of a majority of the shares of Series A Preferred Stock; and/or

(B) to any Person, subject only to the provisions of Sections 3.3 and 3.4, or pursuant to Section 3.6.

provided, however, that notwithstanding the foregoing, this Section 3.2(a) shall not apply to Transfers of Shares effected by Common Stockholders or any of their respective direct and indirect equity holders in connection with an IPO.

(b) Certain Approvals. None of the Corporation, the Board or any officer of the Corporation shall be permitted to approve any Transfer by a Stockholder that would violate this Article III.

(c) Transfer Conditions.

(i) No Transfer of any Shares by any Stockholder shall become effective unless and until the Transferee (unless already subject to this Agreement) executes and delivers to the Corporation a Joinder pursuant to Section 3.2. Upon such Transfer and such execution and delivery, the Transferee shall be bound by, and entitled to the benefits of, this Agreement with respect to the transferred Shares in the same manner as the transferring Stockholder. Any Transfer of Shares by any Stockholder not in accordance with this paragraph shall be void, shall not be recorded on the books of the Corporation or its transfer agent and shall not be recognized by the Corporation. Each party hereto acknowledges and agrees that any breach of this Agreement would result in substantial harm to the other parties hereto for which monetary damages alone could not adequately compensate. Therefore, the parties hereto unconditionally and irrevocably agree that any non-breaching party hereto shall be entitled to seek protective orders, injunctive relief and other remedies available at law or in equity (including, without limitation, seeking specific performance or the rescission of purchases, sales and other Transfers not made in strict compliance with this Agreement).

(ii) No Stockholder shall be permitted to Transfer any Shares or participate in any transaction constituting a Deemed Liquidation Event unless the holders of Series A Preferred Stock receive the full amounts that they are entitled to receive pursuant to the Charter in connection with such Deemed Liquidation Event or the entitlement of the holders of Series A Preferred Stock to receive such amounts is waived in accordance with the Charter or the holders of a majority of the outstanding shares of Series A Preferred Stock elect not to participate in such transaction. In the event of a Deemed Liquidation Event, each Stockholder shall use his, her or its best efforts to ensure that the holders of Series A Preferred Stock participating in such transaction receive (out of the proceeds of such Deemed Liquidation Event distributable to the Corporation's stockholders) the full amount that they are entitled to receive pursuant to the Charter in connection with such Deemed Liquidation Event pursuant to the terms set forth in the Charter unless waived in accordance with the Charter.

(iii) Each Stockholder that is an entity that was formed for the sole purpose of directly or indirectly acquiring Shares or that has no substantial assets other than Shares or direct or indirect interests in Shares agrees that (i) certificates for shares of its common stock or other instruments reflecting equity interests in such entity (and the certificates for shares of common stock or other equity interests in any similar entities controlling such entity) will note the restrictions contained in this Agreement on the restrictions on Transfer of shares as if such common stock or other equity interests were Shares, (ii) no shares of such common stock or other equity interests may be Transferred (including any Transfer or issuance by such entity) to any Person other than in accordance with the terms and provisions of this Agreement as if such common stock or other equity interests were Shares and (iii) any Transfer of such common stock or other equity interests shall be deemed to be a transfer of a pro rata number of Shares hereunder.

(d) Termination. The covenants set forth in Sections 3.2, 3.3 and 3.4 shall terminate and be of no further force or effect immediately upon consummation of an IPO.

3.3 Right of First Refusal.

(a) If any Common Stockholder (the "**First Offeror**") proposes to Transfer (other than pursuant to a Permitted Transfer) any Shares to any Third Party, the First Offeror shall, before such Transfer:

(i) Deliver to the Corporation and the holders of Series A Preferred Stock (the "**Other Stockholders**") an offer (the "**First Offer**") to Transfer such Shares upon the terms set forth in this Section 3.3(a), including (A) the number of Shares to which the First Offer relates (the "**Offered Shares**") and the name of the First Offeror, (B) the name and address of the proposed offeree (the "**First Offeree**"), (C) the proposed amount and type of consideration (including, if the consideration consists in whole or in part of non-cash consideration, such information available to the First Offeror as may be reasonably necessary for the Other Stockholders to properly analyze the economic value and investment risk of such non-cash consideration and (D) an agreement from the First Offeree to acquire Shares from such Eligible Stockholders exercising their rights pursuant to and in compliance with Section 3.4. The First Offer shall remain open and irrevocable for a period of 30 days (the "**Acceptance Period**") from the date of its receipt by the Other Stockholders.

(ii) Each Other Stockholder may accept the First Offer and purchase its Pro Rata Amount (based on the number of Shares of Series A Preferred Stock held by such Other Stockholders) of all Offered Shares (with respect to each Other Stockholder, its "**Full Allotment**") by delivering to the First Offeror a notice in writing within the Acceptance Period. Any Other Stockholder purchasing its Full Allotment may also accept the First Offer and purchase its Pro Rata Amount (based on the number of shares of Series A Preferred Stock held by the Other Stockholders purchasing their Full Allotments) of any Shares not so purchased until the earlier of (A) each Stockholder purchasing its Full Allotment is allocated the maximum number of Shares for which it subscribed or (B) all Offered Shares have been subscribed for.

(iii) If (A) the Other Stockholders have not purchased their Full Allotment and (B) any of the Offered Shares have not been subscribed for within the Acceptance Period, the Corporation may accept the First Offer and purchase all or any portion of such remaining Offered Shares by delivering written notice to the First Offeror within fifteen days after the expiration of the Acceptance Period.

(iv) The First Offeror may Transfer any or all of the Offered Shares not purchased by the Other Stockholders or the Corporation, on terms and conditions no more favorable to the First Offeree than are described in the First Offer, within 60 days after expiration of the Acceptance Period. If such Transfer is not made within such 60-day period, the restrictions provided for in this Section 3.3 shall again become effective.

3.4 Co-Sale Rights.

(a) If a Common Stockholder or a holder of Series A Preferred Stock (the **"Co-Sale Offeree"**) receives an offer to Transfer (other than pursuant to a Permitted Transfer) any Shares to any Third Party (the **"Co-Sale Offeror"**), the Co-Sale Offeree shall (A) comply with the provisions of Section 3.3 and (B) with respect to any Shares not purchased by the Other Stockholders or the Corporation thereunder, at least 30 days before such Transfer:

(i) Deliver a notice (the **"Co-Sale Notice"**) to each holder of Series A Preferred Stock and to each Common Stockholder that sets forth substantially the same information as the First Offer in Section 3.3(a)(i) hereof; *provided, however*, that such Co-Sale Notice shall indicate that the Co-Sale Offeror has been informed of the co-sale rights provided for in this Section 3.4 and has agreed to purchase Shares in accordance with the terms hereof.

(ii) Subject to Section 3.4(e), the Co-Sale Offeree shall not Transfer any Shares to the Co-Sale Offeror unless the holders of Series A Preferred Stock which have not exercised their rights under Section 3.3 and the holders of Common Stock (the **"Eligible Stockholders"**) are permitted to Transfer their respective Pro Rata Amount (based on the number of Shares held by the Co-Sale Offeree and all Eligible Stockholders who elect to participate in the Co-Sale) of the aggregate number of Shares to which the co-sale offer relates.

(b) The Co-Sale Offeree shall, in addition to complying with the provisions of this Section 3.4, comply with the other provisions of this Article III (it being understood that the notice contemplated by Section 3.3(a)(i) and the Co-Sale Notice contemplated by this Section 3.4 may be included in a single notice with respect to the holders of Series A Preferred Stock).

(c) Within 30 days after delivery of the Co-Sale Notice, each of the Eligible Stockholders may elect to participate in the proposed Transfer by delivering to such Co-Sale Offeree a notice (the **"Tag-Along Notice"**) specifying the number of Shares (up to his, her or its Pro Rata Amount based on the number of Shares held by the Co-Sale Offeree and all Eligible Stockholders who elect to participate in the Co-Sale) with respect to which each Eligible Stockholder shall exercise his, her or its rights under this Section 3.4.

(d) Any Shares requested to be included in any Tag-Along Notice shall be Transferred on at least the same terms and conditions as are set forth in the Co-Sale Notice; *provided, however*, that if both Series A Preferred Stock and Common Stock are being Transferred in connection with such transaction, then the price for each Share to be Transferred shall be determined by the Board (including the approval of the Investor Directors or the holders of a majority of the outstanding shares of Series A Preferred Stock if the Investor Directors are deemed to be interested parties in such determination) assuming (x) the consummation at such time of a Deemed Liquidation Event as if the Shares being Transferred are the only Shares outstanding for cash at an implied valuation of the Corporation based on the purchase price for the Shares set forth in the Co-Sale Notice and (y) the distribution of the proceeds thereof in accordance with the provisions of Section 4.2(b) of the Charter.

(e) To the extent that any Co-Sale Offeror refuses to purchase Shares from an Eligible Stockholder exercising its rights hereunder, the Co-Offeree shall not sell to such Co-Sale Offeror any Shares unless and until, simultaneously with such sale, the Co-Sale Offeree shall purchase such Shares from such Eligible Stockholder in accordance with the terms hereof.

3.5 First Offer Rights.

(a) If the Corporation proposes to offer New Securities to any Person, the Corporation shall, before such offer, deliver to each holder of Series A Preferred Stock (each such holder, an "**Eligible Purchaser**"), an offer notice (the "**Offer**") to issue to such Eligible Purchaser all or a portion of such New Securities upon the terms set forth in this Section 3.5. The Offer shall state that the Corporation proposes to issue New Securities and specify their number and terms (including purchase price). The Offer shall remain open and irrevocable for a period of 30 days (the "**First Offer Period**") from the date of its delivery.

(b) Within the First Offer Period, each Eligible Purchaser may elect to purchase or otherwise acquire, at the price and on the terms specified in the Offer, up to that portion of such New Securities which equals the proportion that shares of Series A Preferred Stock then held by such Eligible Purchaser on an as-converted basis bears to the total shares of Series A Preferred Stock then held by all Eligible Purchasers on an as-converted basis. Each Eligible Purchaser may accept the Offer by delivering to the Corporation a notice (the "**Purchase Notice**") within the First Offer Period. The Purchase Notice shall state the number (the "**First Offer Number**") of New Securities such Eligible Purchaser desires to purchase.

(c) At the expiration of the First Offer Period, the Corporation shall promptly notify each Eligible Purchaser that elects to purchase or acquire all the shares available to it (each, a "**Fully Exercising Holder**") of any other Eligible Purchaser's failure to do likewise. During the ten (10) day period commencing after the Corporation has given such notice, each Fully Exercising Holder may, by giving notice to the Corporation, elect to purchase or acquire (the "**Over-Allotment Option**"), in addition to the number of shares specified above, up to that portion of the New Securities for which Eligible Purchasers were entitled to subscribe but that were not subscribed for by such Eligible Purchaser which is equal to the proportion that the shares of Series A Preferred Stock held by such Fully Exercising Holder on an as-converted basis bears to the shares of Series A Preferred Stock held by all Fully Exercising Holders who wish to purchase such unsubscribed shares on an as-converted basis until the earlier of (i) each Fully Exercising Holder is allocated the maximum number of shares for which it subscribed or (ii) all New Securities has been subscribed for.

(d) If the sum of all First Offer Numbers exceeds the number of New Securities, the New Securities shall be allocated among the Eligible Purchasers that delivered a Purchase Notice in accordance with their respective Pro Rata Amount (based on the number of Shares held by such Eligible Purchaser that delivered a Purchase Notice).

(e) If (A) the Eligible Purchasers have not purchased or acquired all the shares available to them and (B) any of the New Securities have not been subscribed for within the First Offer Period (such remaining New Securities, the "**Remaining New Securities**"), the Corporation shall deliver to each Common Stockholder an offer to purchase all or any portion of the Remaining New Securities (the "**Secondary Offer**"). Each Common Stockholder may each accept the Secondary Offer and purchase all or any portion of the Remaining New Securities by delivering to the Corporation a notice (the "**Secondary Purchase Notice**") within ten (10) days from the date of the Secondary Offer. The Secondary Purchase Notice shall state the number (the "**Secondary First Offer Number**") of New Securities such Common Stockholder desires to purchase.

(f) If the sum of all Secondary First Offer Numbers exceeds the number of Remaining New Securities, the Remaining New Securities shall be allocated among the Common Stockholders that delivered a Secondary Purchase Notice in accordance with their respective Pro Rata Amount (based on the number of Shares held by such Common Stockholders that delivered a Secondary Purchase Notice).

(g) The issuance of New Securities to the Eligible Purchasers who delivered a Purchase Notice shall be made on a business day, as designated by the Corporation, not less than 10 and not more than 30 days after the expiration of the First Offer Period on those terms and conditions of the Offer not inconsistent with this Section 3.5.

(h) If the number of New Securities exceeds the sum of all First Offer Numbers, the number of Shares acquired in the Over-Allotment Option and any Shares acquired by Common Stockholders pursuant to Section 3.5(e), the Corporation may issue such excess or any portion thereof on the terms and conditions of the Offer to any Person within 90 days after expiration of the First Offer Period. If such issuance is not made within such 90-day period, the restrictions provided for in this Section 3.5 shall again become effective.

(i) The covenants set forth in Section 3.5 shall terminate and be of no further force or effect (i) immediately before the consummation of an IPO, (ii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, or (iii) upon a Deemed Liquidation Event, whichever event occurs first.

3.6 Required Participation in Sale of the Corporation/Drag Rights.

(a) In connection with any Deemed Liquidation Event (x) approved by each of (i) the Board, (ii) the holders of a majority of the outstanding shares of Series A Preferred Stock, voting as a separate class and (iii) during the period of five (5) years from the date of this Agreement, solely where such Deemed Liquidation Event values the equity of the Company at less than $[___][1] at the closing of such Deemed Liquidation Event, the holders of a majority of the outstanding shares of Common Stock, voting as a separate class or (y) required pursuant to Section 4.2(f)(i) of the Charter (the Stockholders approving such transaction in accordance with this Section 3.6(a), the "**Transferring Holders**" and such approved transaction, an "**Approved Transaction**"):

(i) each Stockholder and the Corporation shall consent to and raise no objections against the Approved Transaction, and, if such Approved Transaction

[1] AU$107,451,000 to be filled in United State Dollars at the Exchange Rate on the Closing Date (as such terms are defined in the Purchase Agreement).

requires stockholder approval, each Stockholder shall vote (in person, by proxy, or by action by written consent) in favor of, and adopt, such Approved Transaction and shall vote in opposition to any and all other proposals that could reasonably expected to delay or impair the ability of the Corporation to consummate such Approved Transaction;

(ii) if the Approved Transaction is structured as a sale, contribution and/or exchange or issuance of the capital stock of the Corporation (whether by merger, recapitalization, consolidation, Transfer of Equity Securities, or otherwise, as applicable), then each Stockholder hereby waives any dissenters' rights, appraisal rights or similar rights in connection with such Approved Transaction;

(iii) in the case of an Approved Transaction, each Stockholder shall agree to Transfer his, her or its Shares on terms and conditions approved by such Transferring Holders, which shall be on the same terms and conditions as such Transferring Holders (except as permitted by Section 3.6(c)) and hereby waives preemptive or other similar rights with respect to any share issuance to be effected in connection herewith;

(iv) all Stockholders and the Corporation shall take all necessary and desirable actions in connection with the consummation of the Approved Transaction, including the execution of such agreements reasonably necessary to (A) provide the representations, warranties, indemnities, covenants, conditions, escrow agreements and other provisions and agreements relating to such Approved Transaction, (B) if applicable, effectuate the allocation and distribution of the aggregate consideration upon any Approved Transaction as set forth below and (C) if applicable, remove each Director from the Board; *provided* that any such removal shall be effective immediately prior to the closing of the Approved Transaction and, in any event, after the required vote of the Board with respect to the Approved Transaction. The Stockholders shall not be required to comply with, and shall have no rights under, Sections 3.2 through 3.5 in connection with an Approved Transaction;

(v) each Stockholder shall not deposit, and shall cause its Affiliates not to deposit, except as provided in this Agreement, any Shares owned by such Person or Affiliate in a voting trust or subject any Shares to any arrangement or agreement with respect to the voting of such Shares specifically requested to do so by the acquiring party in connection with such Approved Transaction; and

(vi) if the consideration to be paid in exchange for the Shares in connection with such Approved Transaction includes any securities and due receipt thereof by any Stockholder would require under applicable law (A) the registration or qualification of such securities or of any Person as a broker or dealer or agent with respect to such securities or (B) the provision to such Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to Accredited Investor (as defined in SEC Rule 501 of Regulation D as currently in effect), the Corporation may cause to be paid to any such Stockholder in lieu thereof, against surrender of the Shares which would have otherwise been sold by such Stockholder, an amount in cash equal to the fair market value of the securities (as determined by the Board in its reasonable discretion) which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the Shares.

(b) The Corporation shall provide each Major Stockholder with written notice of any Approved Transaction at least 10 days prior to the consummation thereof.

(c) The obligations of the Stockholders to participate in any Approved Transaction pursuant to this Section 3.6 are subject to the satisfaction of the following conditions:

(i) the allocation and distribution of the aggregate consideration upon any Approved Transaction shall be done in accordance with the Charter, unless the holders of at least a majority of the Series A Preferred Stock elect to receive a lesser amount by written notice given to the Corporation at least 15 days prior to the effective date of any proposed Approved Transaction;

(ii) if any Stockholders of a class of Shares are given an option as to the form and amount of consideration to be received with respect to Shares in a class, all holders of Shares of such class will be given the same option;

(iii) no Stockholder shall be obligated to pay more than his, her or its pro rata amount of expenses based on the consideration received incurred in connection with a consummated Approved Transaction to the extent such expenses are incurred for the benefit of all Stockholders and are not otherwise paid by the Corporation or the acquiring party (expenses incurred by or on behalf of a Stockholder for his, her or its sole benefit not being considered expenses incurred for the benefit of all Stockholders);

(iv) in the event that the Stockholders are required to provide any indemnities in connection with a proposed Approved Transaction (other than indemnities on a several basis concerning each Stockholder's valid ownership of his, her or its Shares, free of all liens and encumbrances, enforceability of transaction documents and each Stockholder's authority, power, and right to enter into and consummate agreements relating to such Approved Transaction without violating applicable law or any other agreement (collectively, the "**Stockholder Representations**")), then such liability for indemnification shall be several and not joint, each Stockholder shall not be liable (a) for the inaccuracy of any representation or warranty made by any other Person other than the Corporation as described herein (except in respect of amounts placed in escrow to cover breaches of representations and warranties by the Corporation as well as the Stockholder Representations provided by all Stockholders) or (b) for more than his, her or its pro rata amount (based on the consideration received) of any liability for misrepresentation or indemnity (except in respect of the Stockholder

Representations and any amounts placed in escrow to cover breaches of representations and warranties by the Corporation as well as the Stockholder Representations provided by all Stockholders) and such liability shall not exceed the total consideration received by such Stockholder (net of broker fees) from such purchaser for his, her or its Shares;

(v) any representations and warranties to be made by such Stockholder in connection with a proposed Approved Transaction are limited to the Stockholder Representations;

(vi) no Stockholder, other than any Key Stockholder, shall be required to enter into, or be bound by, any restriction on competition or solicitation or other similar restriction.

(d) Each Stockholder hereby grants an irrevocable proxy and power of attorney to any nominee of the Corporation (which may be a Stockholder) (the "**Nominee**") to take all necessary actions and execute and deliver all documents deemed necessary and appropriate by such Person to effectuate the consummation of any Approved Transaction in accordance with this Section 3.6 if and only if such Stockholder fails to take such actions. The Stockholders hereby indemnify, defend and hold the Nominee harmless (severally in accordance with their pro rata share of the consideration received in any such Approved Transaction (and not jointly and severally)) against all liability, loss or damage, together with all reasonable costs and expenses (including reasonable legal fees and expenses), relating to or arising from its exercise of the proxy and power of attorney granted hereby. The proxy and power of attorney granted under this Section 3.6 shall be in addition to, and shall not be deemed to supersede or revoke, any other proxy granted hereunder, including pursuant to Section 2.1(d). This proxy and power of attorney shall not, without the prior written consent of the Nominee, be superseded or revoked by any proxy or power of attorney granted by such Stockholder simultaneously herewith or subsequent hereto. Each party hereto hereby revokes any and all previous proxies or powers of attorney with respect to the Shares and shall not hereafter, unless and until this Agreement terminates, purport to grant or grant any other proxy or power of attorney with respect to any of the Shares, deposit any of the Shares into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any Person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Shares, in each case, with respect to any of the matters set forth herein.

3.7 Failure to Deliver Shares. If any Stockholder (a "**Required Transferor**") becomes obligated to sell any Shares to one or more of the other Stockholders under this Agreement and fails to deliver such Shares in accordance with the terms of this Agreement, each purchasing Stockholder may, at its or their option, upon 10 days' prior written notice to the Corporation and the Required Transferor, in addition to all other remedies it may have, send to the Corporation, for the benefit of the Required Transferor, the purchase price for such Shares as is herein specified. Thereupon, the Corporation, upon written notice to the Required Transferor, shall, (a) cancel on its books the certificate(s) representing the Shares to be sold and (b) issue, in lieu thereof, in the name of such purchasing Stockholder, a new certificate representing such Shares, and thereupon all of the Required Transferor's rights in and to such Shares shall terminate. The Corporation shall pay or tender the proceeds paid by the purchasing Stockholder to the Required Transferor upon surrender of certificates for such Shares.

3.8 No Conflicting Agreements. No Stockholder shall enter into any agreements or arrangements of any kind with any Person with respect to any Shares or other Equity Securities of the Corporation that prohibit such Stockholder from complying with the applicable provisions of this Agreement (whether or not such agreements or arrangements are with other Stockholders or with Persons that are not party to this Agreement).

3.9 Confidentiality. Each Stockholder shall maintain the confidentiality of all information regarding the Stockholders and the Corporation (including information regarding any Person in which the Corporation holds, or contemplates acquiring, any investments) received by such Stockholder pursuant to this Agreement and shall use such information solely in connection with monitoring such Stockholder's investment in the Corporation. Notwithstanding the foregoing, each Stockholder may disclose such information (a) to its officers, directors, managers, consultants, attorneys and accountants so long as such Persons are advised of the confidentiality provisions of this Section 3.9 and so long as such Stockholder shall remain liable for any breach of this Section 3.9 by such Person, (b) as required by legal process, law or any governmental, administrative or regulatory authority, (c) in connection with any required governmental, administrative or regulatory filing or periodic examination by a governmental regulatory authority with jurisdiction over such Stockholder or in connection with any litigation involving such Stockholder and the Corporation or another Stockholder, (d) to the extent that the information can be established by such Stockholder to have been rightfully received by such Stockholder from a third party without confidentiality limitations or to have been rightfully in such Stockholder's possession prior to the Corporation's conveyance of such information to such Stockholder, (e) to the extent that the information provided by the Corporation is otherwise generally available in the public domain or (f) to its Affiliates, members and their respective partners, (g) to its investors and, with the prior written approval of the Board, to its prospective investors and funding sources, (h) to a First Offeree in connection with a transaction pursuant to Section 3.3, (i) to a Co-Sale Offeror in connection with a co-sale transaction pursuant to Section 3.4, and (j) solely in the case of the Investor, (i) as required or permitted under the terms of the limited partnership or other organizational documents of the Investor or its Affiliates in the ordinary course of reporting to its equityholders, (ii) to its investors, prospective investors and funding sources or other interested Persons, and (iii) in connection with the marketing of investment funds managed or advised, directly or indirectly, by the Investor or its Affiliates . To the extent permitted to do so, each Stockholder hereby agrees to notify the Board in the event of any request for disclosure pursuant to clauses (b) and (c) above and authorizes representatives from the Board to appear and contest any request for any disclosure pursuant to clauses (a) and (c) above. The parties hereto expressly acknowledge and understand that the Investor is, and/or is affiliated with, a private equity fund under management that invests in or acquires companies. Accordingly, (x) nothing herein shall be construed to limit or prevent in any manner, such Investor or any of its Affiliates from investing in or acquiring (or considering investing in or acquiring) any entity, even those engaged in the same or related business as the Corporation, and (y) no such investment or acquisition shall constitute a breach of this Agreement in any respect. For the avoidance of doubt, the Investor Directors or observer elected by the Investor may report to the Investor information disclosed to such Investor Directors or observer in such capacity.

ARTICLE IV

INFORMATION RIGHTS

4.1 Access. The Corporation and its Subsidiaries shall afford to each Major Stockholder (provided that the Board has not reasonably determined that such Major Stockholder is a competitor of the Corporation and provided further that the Investor shall not be deemed to be a competitor of the Corporation) and its authorized employees, counsel, accountants and other representatives, (a) full access at the Corporation's and its Subsidiaries' offices and to true and correct copies of (i) all of its and their books of account, records and properties (including the opportunity to inspect its and their properties at such times as such Major Stockholder may reasonably request) and (ii) all documents, reports financial data and other information as such Major Stockholder may reasonably request (including any information necessary to comply with 22 U.S.C. §§ 3102, 3103 and 3104), in each case, during normal business hours and (b) solely with respect to the Investor, the opportunity to interview, consult with and advise any officer or director, representative, accountant, and other advisor of the Corporation or any of its Subsidiaries regarding the Corporation's or such Subsidiary's affairs, including, without limitation and upon reasonable notice, the opportunity to meet with the Chief Executive Officer of the Corporation at least once per fiscal year during normal business hours (and at a time that is reasonably acceptable to the Chief Executive Officer of the Corporation and the Investor) and without any undue interruption to the business of the Corporation and its Subsidiaries. The Corporation shall not be obligated pursuant to this Article IV to provide access to any information that it reasonably and in good faith considers to be a trade secret or confidential information (unless covered by an enforceable confidentiality agreement, in form acceptable to the Corporation) or the disclosure of which would adversely affect the attorney-client privilege between the Corporation and its counsel.

4.2 Budget. Within 30 days prior to the beginning of each fiscal year, the Corporation shall deliver to such Major Stockholders (provided that the Board has not reasonably determined that such Major Stockholder is a competitor and provided further that the Investor shall not be deemed to be a competitor of the Corporation) monthly and annual management projections (including monthly key performance indicators) and budgets for the Corporation and its Subsidiaries for such fiscal period, in form, methodology, and level of detail reasonably satisfactory to the Investor (each, a "**Budget**").

4.3 Financial Reporting. The Corporation shall deliver to each Major Stockholder (provided that the Board has not reasonably determined that such Major Stockholder is a competitor of the Corporation and provided further that the Investor shall not be deemed to be a competitor of the Corporation) the following:

(a) within 7 business days after the end of each quarter, a good faith estimate of the Chief Executive Officer of the Corporation regarding the Corporation's revenue, gross profit, earnings before interest, taxes, depreciation and amortization, cash balance and debt balance for such period, provided, however, that the Corporation will not be required to deliver such estimates for the first (1st) quarter immediately following the date of this Agreement;

(b) within 20 business days after the end of each month and within 45 days of the end of each quarter, (i) the consolidated unaudited balance sheet of the Corporation and its Subsidiaries at the end of such period, (ii) the consolidated unaudited statements of income and cash flows of the Corporation and its Subsidiaries for such period, (iii) the unaudited comparative statements of income of the Corporation and its Subsidiaries for the year-to-date and the current Budget for the year-to-date, each as of the last day of such period; (iv) an unaudited schedule of total expenses by account for such period; and (v) the quarterly reporting package in the format of Exhibit A;

(c) within 120 days after the end of each fiscal year of the Corporation, (i) the consolidated balance sheet of the Corporation and its Subsidiaries at the end of such fiscal year, together with comparison to the current Budget for the year-to-date, (ii) the consolidated statements of income and cash flows of the Corporation and its Subsidiaries for such fiscal year, together with comparison to the current Budget for the year-to-date, and (iii) an audit report of a firm acceptable to the holders of a majority of Series A Preferred Stock of independent certified public accountants on such financial statements;

(d) to the extent the Corporation is required by law or pursuant to the terms of any outstanding indebtedness of the Corporation to prepare such reports, any annual reports, quarterly reports and other periodic reports pursuant to Sections 13 or 15(d) of the Securities and Exchange Act of 1934, as amended (the "**Exchange Act**"), actually prepared by the Corporation, once filed by the Corporation;

(e) all written business plans of the Corporation;

(f) notice of any material litigation involving the Corporation or any of its Subsidiaries; and

(g) such other information as may be requested by such Major Stockholder.

All financial statements to be delivered under this Section 4.3 shall be presented in accordance with the books and records of the Corporation and shall have been prepared in accordance with GAAP, except as otherwise noted therein, and subject to the absence of footnotes and to year-end adjustments. At any time at which the Corporation has any subsidiaries or controlled Affiliates, all such financial statements shall be the consolidated financial statements of the Corporation and such Subsidiaries and, if required by GAAP, such controlled Affiliates.

4.4 Termination of Information Rights. The covenants set forth in Article IV shall terminate and be of no further force or effect (i) immediately before the consummation of an IPO, (ii) when the Corporation first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, or (iii) upon a Deemed Liquidation Event, whichever event occurs first.

ARTICLE V

REGISTRATION RIGHTS

5.1 Demand Registration.

(a) Form S-1 Demand. If at any time after the earlier of (A) five (5) years from the date of this Agreement or (B) one hundred eighty (180) days after the Registration Date, the Corporation receives a request from the holders of a majority of the outstanding shares of Series A Preferred Stock (such holders, the "**Initiating Holders**") that the Corporation file a Form S-1 registration statement with respect to outstanding Registrable Securities of such holders, and if the anticipated aggregate offering price would exceed $15,000,000, then the Corporation shall (i) within ten (10) days after the date such request is given, give notice thereof (the "**Demand Notice**") to all Major Stockholders other than such Initiating Holders; and (ii) as soon as practicable, and in any event within sixty (60) days after the date such request is given by such Initiating Holders, file a Form S-1 registration statement under the Securities Act covering all Registrable Securities that the Initiating Holders requested to be registered and any additional Registrable Securities requested to be included in such registration by any Major Stockholder, as specified by notice given by each such Major Stockholder to the Corporation within twenty (20) days of the date the Demand Notice is given, and in each case, subject to the limitation of Section 5.1(c) and Section 5.3 herein; *provided, however*, that such Initiating Holders may not invoke this right more than twice.

(b) Form S-3 Demand. If at any time when it is eligible to use a Form S-3 registration statement, the Corporation receives a request from the Initiating Holders that the Corporation file a Form S-3 registration statement with respect to outstanding Registrable Securities of such Stockholders having an anticipated aggregate offering price of at least $5,000,000, then the Corporation shall (i) within ten (10) days after the date such request is given, give a Demand Notice to all Major Stockholders other than the Initiating Holders; and (ii) as soon as practicable, and in any event within forty-five (45) days after the date such request is given by the Initiating Holders, file a Form S-3 registration statement under the Securities Act covering all Registrable Securities requested to be included in such registration by the Initiating Holders and by any other Major Stockholders, as specified by notice given by each such Major Stockholders to the Corporation within twenty (20) days of the date the Demand Notice is given, and in each case, subject to the limitations of Section 5.1(c) and Section 5.3 herein.

(c) Notwithstanding the foregoing obligations, if the Corporation furnishes to the Initiating Holders requesting a registration pursuant to this Section 5.1 a certificate signed by the Corporation's chief executive officer stating that in the good faith judgment of the Board it would be materially detrimental to the Corporation and its stockholders for such registration statement to either become effective or remain effective for as long as such registration statement otherwise would be required to remain effective, because such action would (i) materially interfere with a significant acquisition, corporate reorganization, or other similar transaction involving the Corporation; (ii) require premature disclosure of material information that the Corporation has a bona fide business purpose for preserving as confidential; or (iii) render the Corporation unable to comply with requirements under the Securities Act or

Exchange Act; or (iv) otherwise be materially detrimental to the Corporation, then the Corporation shall have the right to defer taking action with respect to such filing, and any time periods with respect to filing or effectiveness thereof shall be tolled correspondingly, for a period of not more than ninety (90) days after the request of the Initiating Holders is given; *provided, however*, that the Corporation may not invoke this right more than twice in any twelve (12) month period; and *provided, further,* that the Corporation shall not register any securities for its own account or that of any other stockholder during such ninety (90) day period other than an Excluded Registration.

(d) The Corporation shall not be obligated to effect, or to take any action to effect, any registration pursuant to Section 5.1(a) (i) during the period that is ninety (90) days before the Corporation's good faith estimate of the date of filing of, and ending on a date that is one hundred eighty (180) days after the effective date of, a Corporation-initiated registration, *provided*, that the Corporation is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective; (ii) after the Corporation has effected two (2) registrations pursuant to Section 5.1(a); or (iii) if the Initiating Holders propose to dispose of shares of Registrable Securities that may be immediately registered on Form S-3 pursuant to a request made pursuant to Section 5.1(b). The Corporation shall not be obligated to effect, or to take any action to effect, any registration pursuant to Section 5.1(b) during the period that is sixty (60) days before the Corporation's good faith estimate of the date of filing of, and ending on a date that is ninety (90) days after the effective date of, a Corporation-initiated registration, *provided*, that the Corporation is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective; or after the Corporation has effected two (2) registrations pursuant to Section 5.1(b) in any twelve-month period. A registration shall not be counted as "effected" for purposes of this Section 5.1(d) until such time as the applicable registration statement has been declared effective by the SEC, unless the Initiating Holders withdraw their request for such registration, elect not to pay the registration expenses therefor, and forfeit their right to demand registration statement pursuant to Section 5.6, in which case such withdrawn registration statement shall be counted as "effected" for purposes of this Section 5.1(d).

5.2 Corporation Registration. If the Corporation proposes to register any of its securities under the Securities Act in connection with the public offering of such securities solely for cash (other than in an Excluded Registration), the Corporation shall, at such time, promptly give each Major Stockholder notice of such registration. Upon the request of each Major Stockholder given within twenty (20) days after such notice is given by the Corporation, the Corporation shall, subject to the provisions of Section 5.3, cause to be registered all of the Registrable Securities that each such Major Stockholder has requested to be included in such registration. The Corporation shall have the right to terminate or withdraw any registration initiated by it under this Section 5.2 before the effective date of such registration, whether or not any Major Stockholder has elected to include Registrable Securities in such registration. The expenses (other than Selling Expenses) of such withdrawn registration shall be borne by the Corporation in accordance with Section 5.6.

5.3 Underwriting Requirements.

(a) If, pursuant to Section 5.1, the Initiating Holders intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Corporation as a part of their request made pursuant to Section 5.1, and the Corporation shall include such information in the Demand Notice. The underwriter(s) will be selected by the Corporation, subject only to the reasonable approval of the holders of a majority of the shares held by the Initiating Holders. In such event, the right of any Major Stockholder to include such Major Stockholder's Registrable Securities in such registration shall be conditioned upon such Major Stockholder's participation in such underwriting and the inclusion of such Major Stockholder's Registrable Securities in the underwriting to the extent provided herein. All Major Stockholders proposing to distribute their securities through such underwriting shall (together with the Corporation as provided in Section 5.4(e)) enter into an underwriting agreement in customary form with the underwriter(s) selected for such underwriting. Notwithstanding any other provision of this Section 5.3, if the managing underwriter(s) advise(s) the Initiating Holders in writing that marketing factors require a limitation on the number of shares to be underwritten, then the Initiating Holders shall so advise all Major Stockholders that otherwise would be underwritten pursuant hereto, and the number of Registrable Securities that may be included in the underwriting shall be allocated among such holders of Registrable Securities, including the Initiating Holders, in proportion (as nearly as practicable) to the number of Registrable Securities owned by each holder or in such other proportion as shall mutually be agreed to by all such selling holders; *provided, however*, that the number of Registrable Securities held by any Initiating Holder to be included in such underwriting shall not be reduced unless all other securities are first entirely excluded from the underwriting. To facilitate the allocation of shares in accordance with the above provisions, the Corporation or the underwriters may round the number of shares allocated to any holder to the nearest one hundred (100) shares.

(b) In connection with any offering involving an underwriting of shares of the Corporation's capital stock pursuant to Section 5.2, the Corporation shall not be required to include any of the holders' Registrable Securities in such underwriting unless the holders accept the terms of the underwriting as agreed upon between the Corporation and its underwriters, and then only in such quantity as the underwriters in their sole discretion determine will not jeopardize the success of the offering by the Corporation. If the total number of securities, including Registrable Securities, requested by stockholders to be included in such offering exceeds the number of securities to be sold (other than by the Corporation) that the underwriters in their reasonable discretion determine is compatible with the success of the offering, then the Corporation shall be required to include in the offering only that number of such securities, including Registrable Securities, which the underwriters and the Corporation in their sole discretion determine will not jeopardize the success of the offering. If the underwriters determine that less than all of the Registrable Securities requested to be registered can be included in such offering, then the Registrable Securities that are included in such offering shall be allocated among such selling holders in proportion (as nearly as practicable) to the number of Registrable Securities owned by each selling holder on an as-converted basis or in such other proportions as shall mutually be agreed to by all such selling holders; *provided, however*, that the number of Registrable Securities held by the Investor to be included in such underwriting shall not be reduced unless all other securities (other than securities sold by the Corporation) are first excluded from the underwriting. To facilitate the allocation of shares in accordance with the above provisions, the Corporation or the underwriters may round the number of shares allocated to any holder to the nearest one hundred (100) shares. Notwithstanding the foregoing, in no event shall (i) the number of Registrable Securities held by the Major Stockholders included in the offering be reduced unless all other securities (other than securities to be sold by the Corporation) are first entirely excluded from the offering, or (ii) the number of Registrable Securities included in the offering be reduced below thirty percent (30%) of the total number of securities included in such offering, unless such offering is the IPO, in which case the selling holders may be excluded further if the underwriters make the determination described above and no other stockholder's securities are included in such offering. For purposes of the provision in this Section 5.3(b) concerning apportionment, for any selling holder that is a partnership, limited liability Corporation, or corporation, the partners, members, retired partners, retired members, stockholders, and Affiliates of such holder, or the estates and immediate family members of any such partners, retired partners, members, and retired members and any trusts for the benefit of any of the foregoing Persons, shall be deemed to be a single "selling holder," and any pro rata reduction with respect to such "selling holder" shall be based upon the aggregate number of Registrable Securities owned by all Persons included in such "selling," as defined in this sentence.

(c) For purposes of Section 5.1, a registration shall not be counted as "effected" if, as a result of an exercise of the underwriter's cutback provisions in Section 5.3(a), fewer than fifty percent (50%) of the total number of Registrable Securities that holders have requested to be included in such registration statement are actually included in such registration.

5.4 Obligations of the Corporation. Whenever required under this Article V to effect the registration of any Registrable Securities, the Corporation shall, as expeditiously as reasonably possible:

(a) Prepare and file with the SEC a registration statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such registration statement to become effective and, upon the request of the holders of a majority of the Registrable Securities registered thereunder, keep such registration statement effective for a period of up to one hundred twenty (120) days or, if earlier, until the distribution contemplated in the registration statement has been completed; *provided, however*, that (i) such one hundred twenty (120) day period shall be extended for a period of time equal to the period the holder refrains, at the request of an underwriter of Common Stock (or other securities) of the Corporation, from selling any securities included in such registration, and (ii) in the case of any registration of Registrable Securities on Form S-3 that are intended to be offered on a continuous or delayed basis, subject to compliance with applicable SEC rules, such one hundred twenty (120) day period shall be extended for up to a total period of eighteen (18) months, if necessary, to keep the registration statement effective until all such Registrable Securities are sold;

(b) Prepare and file with the SEC such amendments and supplements to such registration statement, and the prospectus used in connection with such registration statement, as may be necessary to comply with the Securities Act in order to enable the disposition of all securities covered by such registration statement;

(c) Furnish to the selling holders such numbers of copies of a prospectus, including a preliminary prospectus, as required by the Securities Act, and such other documents as the holders may reasonably request in order to facilitate their disposition of their Registrable Securities;

(d) Use its commercially reasonable efforts to register and qualify the securities covered by such registration statement under such other securities or blue-sky laws of such jurisdictions as shall be reasonably requested by the selling holders; *provided* that the Corporation shall not be required to qualify to do business or to file a general consent to service of process in any such states or jurisdictions, unless the Corporation is already subject to service in such jurisdiction and except as may be required by the Securities Act;

(e) In the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the underwriter(s) of such offering;

(f) Use its commercially reasonable efforts to cause all such Registrable Securities covered by such registration statement to be listed on a national securities exchange or trading system and each securities exchange and trading system (if any) on which similar securities issued by the Corporation are then listed;

(g) Provide a transfer agent and registrar for all Registrable Securities registered pursuant to this Agreement and provide a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration;

(h) Promptly make available for inspection by the selling holders, any managing underwriter(s) participating in any disposition pursuant to such registration statement, and any attorney or accountant or other agent retained by any such underwriter or selected by the selling holders, all financial and other records, pertinent corporate documents, and properties of the Corporation, and cause the Corporation's officers, directors, employees, and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant, or agent, in each case, as necessary or advisable to verify the accuracy of the information in such registration statement and to conduct appropriate due diligence in connection therewith;

(i) Notify each selling holder, promptly after the Corporation receives notice thereof, of the time when such registration statement has been declared effective or a supplement to any prospectus forming a part of such registration statement has been filed; and

(j) After such registration statement becomes effective, notify each selling holder of any request by the SEC that the Corporation amend or supplement such registration statement or prospectus.

5.5 <u>Furnish Information</u>. It shall be a condition precedent to the obligations of the Corporation to take any action pursuant to this <u>Article V</u> with respect to the Registrable Securities of any selling holder that such holder shall furnish to the Corporation such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of such securities as is reasonably required to effect the registration of such holder's Registrable Securities.

5.6 Expenses of Registration. All expenses (other than Selling Expenses) incurred in connection with registrations, filings, or qualifications pursuant to this Article V, including all registration, filing, and qualification fees; printers' and accounting fees; fees and disbursements of counsel for the Corporation; and the reasonable fees and disbursements, not to exceed $50,000, of one counsel for the selling holders, shall be borne and paid by the Corporation; *provided, however*, that the Corporation shall not be required to pay for any expenses of any registration proceeding begun pursuant to Section 5.1 if the registration request is subsequently withdrawn at the request of the holders of a majority of the Registrable Securities to be registered (in which case all selling holders shall bear such expenses pro rata based upon the number of Registrable Securities that were to be included in the withdrawn registration), unless the holders of a majority of the Registrable Securities agree to forfeit their right to one registration pursuant to Section 5.1(a) or Section 5.1(b), as the case may be; *provided, further,* that if, at the time of such withdrawal, such holders shall have learned of a material adverse change in the condition, business, or prospects of the Corporation arising after their request and have withdrawn the request with reasonable promptness after learning of such information, then the holders shall not be required to pay any of such expenses and shall not forfeit their right to one registration pursuant to Section 5.1(a) or Section 5.1(b). All Selling Expenses relating to Registrable Securities registered pursuant to this Article V shall be borne and paid by the holders pro rata on the basis of the number of Registrable Securities registered on their behalf.

5.7 Delay of Registration. No holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any registration pursuant to this Agreement as the result of any controversy that might arise with respect to the interpretation or implementation of this Article V.

5.8 Indemnification. If any Registrable Securities are included in a registration statement under this Article V or otherwise in connection with any registration of Registrable Securities:

(a) To the extent permitted by law, the Corporation will indemnify and hold harmless each selling holder, and the partners, members, officers, directors, and stockholders of each such holder; legal counsel and accountants for each such holder; any underwriter (as defined in the Securities Act) for each such holder; and each Person, if any, who controls such holder or underwriter within the meaning of the Securities Act or the Exchange Act, against any damages, and the Corporation will pay to each such holder, underwriter, controlling Person, or other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which damages may result, as such expenses are incurred; *provided, however*, that the indemnity agreement contained in this Section 5.8(a) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Corporation, which consent shall not be unreasonably withheld, nor shall the Corporation be liable for any damages to the extent that they arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of any such holder, underwriter, controlling Person, or other aforementioned Person expressly for use in connection with such registration.

(b) To the extent permitted by law, each selling holder, severally and not jointly, will indemnify and hold harmless the Corporation, and each of its directors, each of its officers who has signed the registration statement, each Person (if any), who controls the Corporation within the meaning of the Securities Act, legal counsel and accountants for the Corporation, any underwriter (as defined in the Securities Act), any other holder selling securities in such registration statement, and any controlling Person of any such underwriter or other holder, against any damages, in each case only to the extent that such damages arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of such selling holder expressly for use in connection with such registration; and each such selling holder will pay to the Corporation and each other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which damages may result, as such expenses are incurred; *provided*, *however*, that the indemnity agreement contained in this Section 5.8(b) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the holder, which consent shall not be unreasonably withheld; and *provided further* that in no event shall the aggregate amounts payable by any holder by way of indemnity or contribution under Sections 5.8(b) and 5.8(d) exceed the proceeds from the offering received by such holder (net of any Selling Expenses paid by such holder), except in the case of fraud or willful misconduct by such holder.

(c) Promptly after receipt by an indemnified party under this Section 5.8 of notice of the commencement of any action (including any governmental action) for which a party may be entitled to indemnification hereunder, such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 5.8, give the indemnifying party notice of the commencement thereof. The indemnifying party shall have the right to participate in such action and, to the extent the indemnifying party so desires, participate jointly with any other indemnifying party to which notice has been given, and to assume the defense thereof with counsel mutually satisfactory to the parties; *provided*, *however*, that an indemnified party (together with all other indemnified parties that may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such action. The failure to promptly give notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 5.8, except to the extent the indemnifying party is materially prejudiced by such delay.

(d) To provide for just and equitable contribution to joint liability under the Securities Act in any case in which either (i) any party otherwise entitled to indemnification hereunder makes a claim for indemnification pursuant to this Section 5.8 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case, notwithstanding the fact that this Section 5.8 provides for indemnification in such case, or (ii) contribution under the Securities Act may be required on the part of any party hereto for which indemnification is provided under this Section 5.8, then, and in each such case, such parties will contribute to the aggregate losses, claims, damages, liabilities, or expenses to which they may be subject (after contribution from others) in such proportion as is appropriate to reflect the relative fault of each of the indemnifying party and the indemnified party in connection with the statements, omissions, or other actions that resulted in such loss, claim, damage, liability, or expense, as well as to reflect any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or allegedly untrue statement of a material fact, or the omission or alleged omission of a material fact, relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission; *provided, however*, that, in any such case, (A) no holder will be required to contribute any amount in excess of the public offering price of all such Registrable Securities offered and sold by such holder pursuant to such registration statement, and (B) no Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation; and *provided further* that in no event shall a holder's liability pursuant to this Section 5.8(d), when combined with the amounts paid or payable by such holder pursuant to Section 5.8(b), exceed the proceeds from the offering received by such holder (net of any Selling Expenses paid by such holder), except in the case of willful misconduct or fraud by such holder.

(e) Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.

(f) Unless otherwise superseded by an underwriting agreement entered into in connection with the underwritten public offering, the obligations of the Corporation and holders under this Section 5.8 shall survive the completion of any offering of Registrable Securities in a registration under this Article V, and otherwise shall survive the termination of this Agreement.

5.9 Reports Under Exchange Act. With a view to making available to the holders the benefits of Rule 144 under the Securities Act and any other rule or regulation of the SEC that may at any time permit a holder to sell securities of the Corporation to the public without registration or pursuant to a registration on Form S-3, the Corporation shall:

(a) make and keep available adequate current public information, as those terms are understood and defined in Rule 144 under the Securities Act, at all times after the effective date of the registration statement filed by the Corporation for the IPO;

(b) use commercially reasonable efforts to file with the SEC in a timely manner all reports and other documents required of the Corporation under the Securities Act and the Exchange Act (at any time after the Corporation has become subject to such reporting requirements); and

(c) furnish to any holder, so long as such holder owns any Registrable Securities, forthwith upon request (i) to the extent accurate, a written statement by the Corporation that it has complied with the reporting requirements of SEC Rule 144 (at any time after ninety (90) days after the effective date of the registration statement filed by the Corporation for the IPO), the Securities Act, and the Exchange Act (at any time after the Corporation has become subject to such reporting requirements), or that it qualifies as a registrant whose securities may be resold pursuant to Form S-3 (at any time after the Corporation so qualifies) and (ii) such other information as may be reasonably requested in availing any holder of any rule or regulation of the SEC that permits the selling of any such securities without registration (at any time after the Corporation has become subject to the reporting requirements under the Exchange Act) or pursuant to Form S-3 (at any time after the Corporation so qualifies to use such form).

5.10 Limitations on Subsequent Registration Rights. From and after the date of this Agreement, the Corporation shall not, without the prior written consent of the holders of a majority of the Registrable Securities (including the holders of a majority of the outstanding shares of Series A Preferred Stock), enter into any agreement with any holder or prospective holder of any securities of the Corporation that allow such holder or prospective holder to include such securities in any registration unless, under the terms of such agreement, such holder or prospective holder may include such securities in any such registration only to the extent that the inclusion of such securities will not reduce the number of the Registrable Securities of the holders that are included.

5.11 "Market Standoff" Agreement.

(a) Each Stockholder hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to (1) the registration by the Corporation of its Common Stock or any other equity securities under the Securities Act or (2) an IPO, and ending on the date specified by the Corporation and the managing underwriter (such period not to exceed (i) one hundred eighty (180) days, which period may be extended upon the request of the managing underwriter, to the extent required by any FINRA rules, for an additional period of up to fifteen (15) days if the Corporation issues or proposes to issue an earnings or other public release within fifteen (15) days of the expiration of the 180-day lockup period, (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock held immediately before the effective date of the registration statement for any such offering or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise. The foregoing provisions of this Section 5.11 shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement, shall be applicable to the holders only if all officers and directors are subject to the same restrictions and the Corporation uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than one percent (1%) of the Corporation's outstanding Common Stock (after giving effect to conversion into Common Stock of all outstanding Preferred Stock). The underwriters in connection with such registration are intended third party beneficiaries of this Section 5.11 and shall have the right, power, and authority to enforce the provisions hereof as though they were a party hereto. Each holder further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Section 5.11 or that are necessary to give further effect thereto. Any discretionary waiver or termination of the restrictions of any or all of such agreements by the Corporation or the underwriters shall apply pro rata to all holders subject to such agreements, based on the number of shares subject to such agreements.

(b) In order to enforce the foregoing covenants of this Section 5.11, the Corporation may impose stop-transfer instructions with respect to the Registrable Securities of each holder (and transferees and assignees thereof) until the end of such lock-up period.

5.12 Restrictions on Transfer.

(a) The Registrable Securities shall not be sold, pledged, or otherwise transferred, and the Corporation shall not recognize and shall issue stop-transfer instructions to its transfer agent with respect to any such sale, pledge, or transfer, except upon the conditions specified in this Section 5.12, which conditions are intended to ensure compliance with the provisions of the Securities Act. A transferring holder will cause any proposed purchaser, pledgee, or transferee of the Registrable Securities held by such holder to agree to take and hold such securities subject to the provisions and upon the conditions specified in this Agreement.

(b) Each certificate or instrument representing, (i) the Registrable Securities and (ii) any other securities issued in respect of the Registrable Securities upon any stock split, stock dividend, recapitalization, merger, consolidation, or similar event, shall (unless otherwise permitted by the provisions of Section 5.12(c)) be stamped or otherwise imprinted with a legend substantially in the following form:

> THE SECURITIES REPRESENTED HEREBY HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. SUCH SHARES MAY NOT BE SOLD, PLEDGED, OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR A VALID EXEMPTION FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SAID ACT.
>
> THE SECURITIES REPRESENTED HEREBY MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH THE TERMS OF A CERTAIN STOCKHOLDERS' AGREEMENT BETWEEN THE CORPORATION AND THE STOCKHOLDER, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE CORPORATION.

The holders consent to the Corporation making a notation in its records and giving instructions to any transfer agent of the Registrable Securities in order to implement the restrictions on transfer set forth in this Section 5.12.

(c) The holder of each certificate representing Registrable Securities, by acceptance thereof, agrees to comply in all respects with the provisions of this Section 5.12. Before any proposed sale, pledge, or transfer of any Registrable Securities, unless there is in effect a registration statement under the Securities Act covering the proposed transaction, the holder thereof shall give notice to the Corporation of such holder's intention to effect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Corporation, shall be accompanied at such holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Corporation, addressed to the Corporation, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Registrable Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel to the Corporation to the effect that the proposed sale, pledge, or transfer of the Registrable Securities may be effected without registration under the Securities Act, whereupon the holder of such Registrable Securities shall be entitled to sell, pledge, or transfer such restricted securities in accordance with the terms of the notice given by the holder to the Corporation. The Corporation will not require such a legal opinion or "no action" letter (A) in any transaction in compliance with SEC Rule 144 or (B) in any transaction in which such holder distributes Registrable Securities to an Affiliate of such holder for no consideration; *provided* that each transferee agrees in writing to be subject to the terms of this Section 5.12. Each certificate or instrument evidencing such restricted securities transferred as above provided shall bear, except if such transfer is made pursuant to SEC Rule 144, the appropriate restrictive legend set forth in Section 5.12(b), except that such certificate shall not bear such restrictive legend if, in the opinion of counsel for such holder and the Corporation, such legend is not required in order to establish compliance with any provisions of the Securities Act.

5.13 Termination of Registration Rights. The right of any holder to request registration or inclusion of Registrable Securities in any registration pursuant to Section 5.1 or Section 5.2 shall terminate upon the earliest to occur of:

(a) the closing of a Deemed Liquidation Event;

(b) when all of such holder's Registrable Securities could be sold without restriction under SEC Rule 144 in any three month period; and

(c) the fifth (5th) anniversary of the IPO.

ARTICLE VI

MISCELLANEOUS

6.1 Tax Treatment of the Series A Preferred Stock. The Corporation covenants and agrees not to take any action, including the payment of any dividend to stockholders concurrently with any adjustment of the Series A Preferred Stock conversion ratio, that could cause any such adjustments to the Series A Conversion Price (as defined in the Charter) pursuant to the Charter to be treated as a taxable dividend to the recipients thereof pursuant to Section 305 of the Internal Revenue Code of 1986, as amended.

6.2 Termination. This Agreement shall automatically terminate and be of no further force or effect as of the Termination Date; *provided, however*, that (i) Section 3.9 hereto shall survive the termination of this Agreement and (ii) the provisions of Article V hereto shall survive the termination of this Agreement in connection with a QIPO.

6.3 Legend on Stock Certificates. Each certificate representing shares of capital stock that are subject to this Agreement shall bear a legend substantially in the following form:

> "THE SALE, TRANSFER, ASSIGNMENT, PLEDGE, OR ENCUMBRANCE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE AND THE RIGHTS OF THE HOLDER OF SUCH SECURITIES IN RESPECT OF THE ELECTION OF DIRECTORS ARE SUBJECT TO A STOCKHOLDERS' AGREEMENT DATED AS OF SEPTEMBER [_], 2016, AMONG SIMPRO HOLDINGS, INC. AND CERTAIN HOLDERS OF ITS OUTSTANDING CAPITAL STOCK. COPIES OF SUCH AGREEMENT MAY BE OBTAINED AT NO COST BY WRITTEN REQUEST MADE BY THE HOLDER OF RECORD OF THIS CERTIFICATE TO THE SECRETARY OF SIMPRO HOLDINGS, INC."

6.4 Governing Law; Consent to Jurisdiction and Venue; Waiver of Jury Trial. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any law or rule that would cause the laws of any jurisdiction other than the State of Delaware to be applied.

ANY ACTION OR PROCEEDING AGAINST THE PARTIES RELATING IN ANY WAY TO THIS AGREEMENT MAY BE BROUGHT AND ENFORCED IN THE FEDERAL OR STATE COURTS LOCATED IN WILMINGTON, DELAWARE, TO THE EXTENT SUBJECT MATTER JURISDICTION EXISTS THEREFOR, AND THE PARTIES IRREVOCABLY SUBMIT TO THE JURISDICTION OF SUCH COURTS IN RESPECT OF ANY SUCH ACTION OR PROCEEDING. EACH OF THE PARTIES IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY OBJECTION THAT THEY MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY SUCH ACTION OR PROCEEDING IN THE FEDERAL OR STATE COURTS LOCATED IN WILMINGTON, DELAWARE AND ANY CLAIM THAT ANY SUCH ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN ANY INCONVENIENT FORUM. ANY JUDGMENT MAY BE ENTERED IN ANY COURT HAVING JURISDICTION THEREOF.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT.

6.5 Severability. It is the desire and intent of the parties that the provisions of this Agreement be enforced to the fullest extent permissible under the law and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, in the event that any provision of this Agreement would be held in any jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

6.6 Assignments; Successors and Assigns. Except in connection with any Transfer of Shares in accordance with this Agreement, the rights of each party under this Agreement may not be assigned. This Agreement shall bind and inure to the benefit of the parties and their respective successors, permitted assigns, legal representatives and heirs.

6.7 Amendments; Waivers. This Agreement may only be modified or amended by an instrument in writing signed by (x) the Corporation, (y) the holders of a majority of the then-outstanding shares of Series A Preferred Stock and (z) the Common Stockholders holding a majority of the then outstanding Common Stockholder Shares; *provided*, that (a) any such amendment that treats any Stockholder or a group of Stockholders in a manner disproportionately adverse to the way such amendment treats any other Stockholder or a group of Stockholders shall require the consent of the disproportionately adversely treated Stockholder or the holders of a majority of Shares held by the disproportionately adversely affected group of Stockholders (it being understood that such Stockholder or group of Stockholders shall not be considered to be adversely and disproportionately affected relative to the Investor for this purpose merely because a new series of Preferred Stock was created or additional shares of Preferred Stock were issued); and (b)(i) amendment to Section 2.1(b)(i)(A) shall require the consent of the Investor and (ii) amendment to Section 2.1(b)(i)(B) shall require the consent of the holders of a majority of the Common Stock; *provided, further*, that to the extent that any provision of this Agreement or the Charter expressly requires a higher standard of approval, then such standard shall apply with respect to the amendment of such provision. Any waiver of any provision of this Agreement requested by any party hereto must be granted in advance, in writing by the party granting such waiver. The holders of a majority of all then-outstanding Investor Shares may grant a waiver or effect any modification or amendment on behalf of the Investor and the holders of a majority of all then-outstanding Common Stockholder Shares may grant a waiver or effect any modification or amendment on behalf of all Common Stockholders, and the Investor, and/or the Common Stockholders, as applicable, shall be bound thereby, whether or not such Stockholders shall have actually consented to such waiver, modification or amendment. Each such non-consenting Stockholder hereby agrees that any such waiver, modification or amendment so granted shall be deemed to be consented to by such non-consenting Stockholder for purposes of Section 202(b) of the General Corporation Law of the State of Delaware. The Corporation shall give prompt notice of any amendment or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, termination, or waiver. Any amendment, termination, or waiver effected in accordance with this Section 6.7 shall be binding on all parties hereto, regardless of whether any such party has consented thereto.

No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

6.8 Notices. All notices, requests, consents and other communications hereunder to any party shall be deemed to be sufficient if contained in a written instrument delivered in person or sent by telecopy, nationally-recognized overnight courier, by telecopy, by e-mail or electronic transmission (pdf), by registered or certified mail, return receipt requested and postage prepaid, or by any other form agreed to by the parties, addressed to such party at the address set forth below or such other address as may hereafter be designated in writing by such party to the other parties:

(a) if to the Corporation, to:

simPRO Holdings, Inc.
c/o The simPRO Group PTY LTD
31 McKechnie Drive
Eight Mile Plains QLD 4113, Australia
Attn: Chief Executive Officer

with a copy to:

McCarter & English, LLP
Two Tower Center Boulevard, 24th Floor
East Brunswick, New Jersey 08816
Attn: Scott M. Smedresman
Tel: (732) 867-9768

(b) if to the Investor or Common Stockholders, to their respective addresses set forth on Annex I hereto.

All such notices, requests, consents and other communications shall be deemed to have been delivered (i) in the case of personal delivery or delivery by telecopy, on the date of such delivery, (ii) in the case of dispatch by nationally-recognized overnight courier, on the next business day following such dispatch and (iii) in the case of mailing, on the third business day after the posting thereof.

6.9 Headings. The headings of the sections of this Agreement have been inserted for convenience of reference only and shall not be deemed to be a part of this Agreement.

6.10 Nouns and Pronouns. Whenever the context may require, any pronouns used herein shall include the corresponding masculine, feminine or neuter forms, and the singular form of names and pronouns shall include the plural and vice versa.

6.11 Entire Agreement. This Agreement contains the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings with respect to such subject matter. The parties hereto represent and warrant that there are no other agreements or understandings regarding any of the subject matter hereof other than as set forth herein and covenant not to enter into any such agreements or understandings after the date hereof except pursuant to an amendment, modification or waiver of the provisions of this Agreement.

6.12 Aggregation of Shares. All Shares held or acquired by a Stockholder and its Affiliates shall be aggregated together for purposes of determining the rights or obligations of a Stockholder, or application of any restrictions to a Stockholder, under this Agreement, in each instance in which such right, obligation or restriction is determined by any ownership threshold.

6.13 Counterparts. This Agreement may be executed in any number of original, facsimile, PDF or other electronically submitted counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have executed this Stockholders' Agreement on the date first written above.

SIMPRO HOLDINGS, INC.

By:______________________________
Name: Brad Couper
Title: Chief Executive Officer

INVESTOR:

LEVEL EQUITY GROWTH PARTNERS I, L.P.

By: Level Equity Partners (GP), LLC its general partner

By:______________________________
Name: Benjamin Levin
Title: CEO

LEVEL EQUITY GROWTH PARTNERS II, L.P.

By: Level Equity Partners (GP) II, L.P., its general partner

By: Level Equity Associates II, LLC, its general partner

By:______________________________
Name: Benjamin Levin
Title: CEO

[*Signature Page to Stockholders' Agreement*]

IN WITNESS WHEREOF, the parties hereto have executed this Stockholders' Agreement on the date first written above.

COMMON STOCKHOLDERS:

By:________________________________
Name:
Title:

By:________________________________
Name:
Title:

By:________________________________
Name:
Title:

By:________________________________
Name:
Title:

By:________________________________
Name:
Title:

[*Signature Page to Stockholders' Agreement*]

Annex I

Investor	**Investor Shares**
Level Equity Growth Partners I, L.P. Level Equity Growth Partners II, L.P. Two Grand Central Tower 140 East 45th Street, 39th Floor New York, NY 10017 Telephone: 212-660-2470 e-mail: legal@levelequity.com Attention: Nathan Linn, General Counsel with a copy to: Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, NY 10018 Telephone: 212-813-7381 Facsimile: 212-355-3333 e-mail: inissan@goodwinprocter.com and jgreyf@goodwinprocter.com Attention: Ilan Nissan, Esq. and Jane Greyf, Esq.	[__]

Common Stockholder	**Common Stockholder Shares**
[__]	[__]
[__]	[__]
[__]	[__]
[__]	[__]
[__]	[__]
[__]	[__]
[__]	[__]

Exhibit A

Quarterly Reporting Package

(attached)

Contents:

0 Performance Dashboard
1 YTD quarterly P&L, budget, and variance to budget (template attached)
2 YTD balance sheet at quarter end, budget, and variance to budget (template attached)
3 YTD quarterly cash flow statement, budget, and variance to budget (template attached)
4 ACV & Client Build (template attached)
5 Key Clients & Prospects (template attached- please only include clients north of $50K in ACV)
6 Sales Channel Metrics (template attached)
7 Headcount Changes & Salary Expense Detail (template attached)
8 Current capitalization table

For the Period Ended Q1 2017

Income Statement	Actual Q1 2017	Budget Q1 2017	Variance Q1 2017	Commentary Q1 2017
[illegible] Revenue				
[illegible] Revenue				
Total Net Revenue				
% Growth				
EBITDA (excl. R&D Grant Income)				
EBITDA Margin				
Net Income				
Net Income Margin				

Balance Sheet	Actual Q1 2017	Budget Q1 2017	Variance Q1 2017	Commentary Q1 2017
Cash & Equivalents				
Accounts Receivable & Prepayments				
Accounts Payable				
Employee Entitlements				
Unearned Revenue				

Cash Flow	Actual Q1 2017	Budget Q1 2017	Variance Q1 2017	Commentary Q1 2017
Operating Cash Flow				
Investing Cash Flow				
Financing Cash Flow				
Total Cash Flow				
Beginning Cash				
Ending Cash				

Sales Metrics	Actual Q1 2017	Budget Q1 2017	Variance Q1 2017	Commentary Q1 2017
SaaS				
New Client SaaS ACV				
Existing Client SaaS Net Upsell ACV (incl. L/M transition)				
Churned Client SaaS ACV				
Ending SaaS ACV				

Performance by Country	Actual Q1 2017	Budget Q1 2017	Variance Q1 2017	Commentary Q1 2017
Net Revenue				
Australia				
New Zealand				
UK				
US				
Total Net Revenue				

Headcount	Actual Q1 2017	Budget Q1 2017	Variance Q1 2017	Commentary Q1 2017
Net Adds				
[illegible]				

[illegible]PRO

Income Statement

	Actual				Budget				Variance				Comments
	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	
Gross Revenue													
[illegible]													
[illegible]													
[illegible]													
[illegible]													
[illegible]													
[illegible]													
Gross Revenue													
Discounts													
Net Revenue													
% growth YoY													
COGS													
Gross Profit													
% margin													
[illegible]													
Sales													
[illegible]													
[illegible]													
G&A													
[illegible]													
EBITDA													
% margin													
[illegible]													
[illegible]													
[illegible]													
[illegible]													
[illegible]													
[illegible]													
[illegible]													

simPRO

Balance Sheets

	Actual				BUDGET				VARIANCE				COMMENTS
	Q1 2017	Q2 2017	Q3 2017	Q4 2017	Q1 2017	Q2 2017	Q3 2017	Q4 2017	Q1 2017	Q2 2017	Q3 2017	Q4 2017	
ASSETS													
Current Assets													
Cash at Bank													
Accounts Receivables													
Prepayments and deposits													
Inventory													
Taxation assets													
Total Current Assets													
Long Term Assets													
Property, Plant and Equipment Gross													
Accumulated Depreciation													
Property, Plant and Equipment Net													
Intangible Assets Gross													
Accumulated Amortisation													
[illegible] Assets Net													
Total Long Term Assets													
Total Assets													
Liabilities													
Current Liabilities													
[illegible]													
Employee entitlements													
Other liabilities													
[illegible]													
Taxation liabilities													
Total Current Liabilities													
Long Term Liabilities													
Total Liabilities													
Current Year Earnings													
Retained Earnings													
[illegible] Adjustments													
Foreign currency translation reserve													
Contributed Capital													
Share capital													
Total Equity													
Total Liabilities & Equity													

simPRO

Cash Flow Statements

	Actual				Budget				Variance				Comments
	Q1 2017	Q2 2017	Q3 2017	Q4 2017	Q1 2017	Q2 2017	Q3 2017	Q4 2017	Q1 2017	Q2 2017	Q3 2017	Q4 2017	
Operating Activities													
[illegible]													
Depreciation and Amortization													
[illegible]													
Changes in NWC													
Accounts Receivable													
[illegible]													
Tax Assets													
[illegible]													
Accounts Payable & Accrued													
[illegible] Deferred Revenue													
[illegible]													
[illegible]													
[illegible]													
Changes in NWC													
Cash Flow from Operations													
Investing Activities													
PPE													
Other Asset Purchases													
Cash Flow from Investing													
Financing Activities													
Contributed Capital													
Loans													
Other Financing													
Cash Flow from Financing													
Net Change in Cash													
Cash Beginning of Period													
Cash End of Period													

[illegible]PRO

Sales and Client Metrics

	Actual				Budget				Variance				Comments
	Q1 2017	Q2 2017	Q3 2017	Q4 2017	Q1 2017	Q2 2017	Q3 2017	Q4 2017	Q1 2017	Q2 2017	Q3 2017	Q4 2017	
SaaS ACV [illegible]													
[illegible] ACV													
[illegible]													
[illegible]													
[illegible]													
[illegible]													
[illegible]													
[illegible]													
Ending SaaS ACV													
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[illegible] ACV [illegible]													
[illegible] ACV													
[illegible] ACV													
Ending Maintenance ACV													
[illegible]													
[illegible]													
[illegible] Clients													
Clients Acquired													
Clients Lost													
Ending Clients													
[illegible]													

*only include clients/prospects with $50k+ of ACV

Client Name	Add/Upsell or Loss	Contract Start/End Date	Country	ACV

Prospect Name	Stage	Expected Close Date	Country	First Year's Expected ACV	Total Potential ACV Opportunity

vinPRO
Sales/Channel Metrics

	Actual				BUDGET				VARIANCE				COMMENTS
	Q1 2017	Q2 2017	Q3 2017	Q4 2017	Q1 2017	Q2 2017	Q3 2017	Q4 2017	Q1 2017	Q2 2017	Q3 2017	Q4 2017	
Total Revenue by Channel (All Countries)													
Direct													
Reseller													
Referral													
Total Revenue													
Total Commission Expense by Channel (All Countries)													
Direct													
Reseller													
Referral													
Total Commission Expense													
Avg. Direct ACV Sales per REM													
Australia													
New Zealand													
United Kingdom													
United States													

simPRO

Headcount & Salary Expense Detail

[illegible]

Employee Name	Title	Department	Hire Date	[illegible]	Country (Currency)	2017 Salary	2017 Bonus/ Add'l Comp	Comments (if any)

[illegible]

Employee Name	Title	Department	Hire Date	Termination Date	Country (Currency)	2017 Salary	2017 Bonus/ Add'l Comp	Comments (if any)

EXHIBIT D

INVESTORS CONSTITUTION

See Attached.

DATED 2016

SIMPRO HOLDINGS (AUS) PTY LTD

CONSTITUTION

relating to a
proprietary company limited by shares

CONTENTS

Corporations Act 2001 (Cth)

A Proprietary Company Limited by Shares

simPRO Holdings (Aus) Pty Ltd ("Company")

1. NATURE OF COMPANY

Proprietary company

1.1 The Company is a proprietary company limited by shares. It must not raise money from the public.

Number of Members

1.2 The Company must always have at least one Member, but no more than 50. In calculating the number of Members:

1.2.1 joint holders of shares are counted as one Member in relation to those shares; and

1.2.2 a person is not counted if he or she became a Member while employed by the Company or a subsidiary of the Company.

2. ISSUE OF SHARES

Power to issue shares

2.1 Once the Company is incorporated the Directors have sole power to issue shares. Subject to the Corporations Act and any special rights conferred on the holders of any shares or class of shares, shares may be issued on any conditions as determined by the Directors.

Shares with special rights

2.2 Subject to the Corporations Act and any special rights conferred on the holders of any shares or class of shares, the Directors may issue classes of shares as they think fit with preferred, deferred or other special rights or restrictions, and with such rights to dividend, voting, return of capital or otherwise and at such price as the Directors think fit.

Redeemable preference shares

2.3 The Directors may issue redeemable preference shares having the rights, including rights as to redemption, in accordance with the terms set by the Directors. In issuing or redeeming those shares, the Directors must comply with any special requirements of the Corporations Act.

Recognition of interests in shares

2.4 Except where this constitution or the Corporations Act states otherwise, the only interest in shares that the Company must recognise is the Member's absolute right to the whole of the share. The Company will not recognise that a person holds a share on trust for someone else. Nor will it recognise a contingent, future or partial interest in, or right in respect of, any share or part of a share. This clause 2.4 applies regardless of whether the Company has notice of the relevant trust, interest or right.

Issue of share certificates

2.5 The Company must give a Member, free of charge, a share certificate signed by or on behalf of the Company. If shares are jointly owned, it is sufficient to give a share certificate to one of the joint Members.

Rights and obligations of joint Members

2.6 If two or more persons are registered as the holders of a share they are taken to hold the share as joint tenants with rights of survivorship. The following conditions apply to the joint holders:

2.6.1 they or their respective legal personal representatives are liable jointly and severally for all payments due in respect of the share;

2.6.2 subject to clause 2.6.1, on the death of any one of them, the survivor or survivors are the only person or persons whom the Company may recognise as having any interest in the share. The Directors may require any evidence of death of any registered holder as they think fit; and

2.6.3 any registered holder may give an effective receipt for any dividend or other distribution.

3. VARIATION OF MEMBERS' RIGHTS

Power to vary class rights

3.1 Unless the terms on which a class of shares were issued state otherwise, the Company can only vary the rights attaching to a class of shares if one of the following applies:

3.1.1 the holders of at least 75% of the shares issued in that class consent to the variation in writing; or

3.1.2 a special resolution is passed at a general meeting of the holders of that class of shares allowing the variation to be made.

Effect of allotment on class rights

3.2 The rights conferred on the holders of the shares of a class allotted with preferred rights are not to be treated as varied by the allotment of further shares by the Company ranking equally with them unless the terms of allotment of the earlier allotted shares expressly provide otherwise.

4. LIEN ON SHARES

Company's lien over partly paid shares

4.1 If a Member has not fully paid the allotment price of any share or owes money to the Company, the Company has a first and paramount lien over all shares registered for that Member alone (except fully paid shares). This lien is for the amount outstanding, even if it is not immediately payable. This lien takes priority over all other rights in the share and extends to dividends payable on the share. However, the Directors can decide that a share is completely or partly exempt from this clause.

Company may sell partly paid shares

4.2 The Directors may sell any shares over which the Company has a lien if all of the following conditions are met:

4.2.1 the money owing in respect of the lien is payable immediately;

4.2.2 the Company gives a notice to the registered holder, or the person entitled to the share, demanding immediate payment; and

4.2.3 the money is not paid within 14 days after that notice is given.

Effect of sale of shares over which Company has lien

4.3 If the Directors sell shares over which the Company has a lien, the Directors must authorise the transfer of those shares to the purchaser. The Directors must register the purchaser as the Member. The purchaser has no responsibility to oversee the Company's use of the purchase money, and his or her right to the shares is not affected by any irregularity in the sale.

Proceeds of sale

4.4 The Company may retain from the proceeds of the sale an amount up to the amount outstanding on the shares. It must pay any excess to the person who was entitled to the shares immediately before the sale. The Company retains a lien over the shares for any amount that still remains unpaid on the shares, whether it is immediately payable or not.

Company's right to recover payments

4.5 A Member must pay to the Company on written demand an amount equal to all payments the Company makes to a government or taxation authority in respect of the Member, the death of the Member or the Member's shares or any distributions made in respect of the Member's shares (including dividends) where the Company is either:

4.5.1 obliged by law to make the relevant payment; or

4.5.2 advised by a lawyer qualified to practice in the jurisdiction of the relevant government or taxation authority that the Company is obliged by law to make the relevant payment.

The Company does not need to notify the Member in advance of its intention to make a payment pursuant to this clause.

5. CALLS ON SHARES

Payments due on fixed dates

5.1 If shares are issued on the basis that the Member must make payments on fixed dates, the happening of one of those dates is regarded as a call on that date, and all the rules relating to calls apply.

Power to make calls

5.2 If a Member has not paid the full price of shares, and the money is not payable at fixed times, the Directors may pass a resolution requiring the Member to pay a certain amount (known as a call) in relation to the shares. The date of a call is the date that the Directors made the resolution.

5.3 The Directors may revoke or postpone a call before payment is received.

Payment by instalments

5.4 The Directors may require a call to be paid in instalments.

Notice of call

5.5 If the Directors make a call, they must notify the affected Members in writing at least 14 days before the payment is due. The notification must specify each of the following:

5.5.1 the amount, time and date of the payment; and

5.5.2 the rate of interest, if any, payable by the Member if the call is not paid in full by the date of the payment.

The non-receipt of a notice of a call by, or the accidental omission to give notice of a call to, a Member does not invalidate the call.

Effect on joint Members

5.6 The owners of a share that is held jointly are jointly and severally liable to pay all calls in respect of that share. This means that the Company may recover the call amount from any one or more of the joint holders, but must not obtain more than the amount of the call from those joint holders.

Example: If the call amount is $120 and the joint holders are A, B and C, the Company may recover $120 from A or $60 from A and B, or $40 from A, B and C, or any other combination of amounts which, when added together, give the call amount.

Late payment of call

5.7 If a Member does not pay a call on the day it is due, .the Directors may choose to charge interest and the Member's shares may be liable to forfeiture. If they do charge interest, they must decide on an appropriate interest rate, not exceeding 12% per annum.

Pre-payment of calls

5.8 If a Member owes the Company money on shares but no call has yet been made, the Member and the Directors may agree that the Member lend some or all of this money to the Company. The Company must pay the Member interest on the money lent until a call is made. The Directors and the Member must agree on an interest rate. If the interest rate is more than 12% per annum, it must be approved by a general meeting of the Company.

6. FORFEITURE OF SHARES

Notice of default

6.1 If a Member fails to pay a call or another amount that is payable on shares on the due date, the Directors may notify the Member that they require payment of the amount, together with any interest that has accrued, on or before a specified date. The date must be at least 14 days after the Member receives the notice.

Forfeiture of shares

6.2 If the notice pursuant to clause 6.1 states that the shares in respect of which the amount is due may be forfeited if payment is not made on time, and the amount is not paid on time, the Directors may resolve that the Member has forfeited those shares. They must do so before the amount is paid.

Effect of forfeiture

6.3 If the Directors resolve that a Member has forfeited shares, the Member loses title to the shares and any entitlement to dividends declared but not paid by the date of the resolution. The Member must still pay the full amount payable on the shares at the date of forfeiture, plus any interest (at a rate of no more than 12% per annum) that the Directors choose to impose. The Member's liability in this respect is reduced to the extent of any payment the Company receives in relation to the shares.

Evidence of forfeiture

6.4 A statutory declaration signed by a Director or Secretary stating that the person making the declaration is a Director or Secretary, and specifying that particular shares in the Company have been forfeited on a particular date, is satisfactory evidence of their forfeiture.

Cancelling forfeiture

6.5 The Directors may cancel a forfeiture on any terms at any time before the sale.

Sale of forfeited shares

6.6 The Directors may sell forfeited shares or dispose of them in some other way. The Company is entitled to the money from the sale. The Company may transfer the shares to the purchaser or person to whom they are disposed of, and register him or her as the Member. That person has no responsibility to oversee the Company's use of the purchase money, and his or her right to the shares is not affected by any irregularity in the forfeiture or any proceedings relating to the disposal of the shares.

7. SECURITY INTEREST

7.1 If any provision of this constitution creates a security interest in shares or other personal property (**"Collateral"**) to which the PPSA applies:

7.1.1 the Company need not comply with any provisions of the PPSA that the parties may contract out of in relation to the Collateral; and

7.1.2 Members may not exercise any rights under sections 142 (redemption of collateral) or 143 (reinstatement of security agreement) of the PPSA to the extent the law permits those rights to be excluded.

7.2 The Company need not give the Member any other notice required under the PPSA (including a notice of verification statements under section 157 of the PPSA) unless the notice cannot be excluded.

8. TRANSFER OF SHARES

Form of transfer

8.1 A Member may transfer shares to another person by completing a written transfer document, in a common form or a form approved by the Directors and permitted by the Corporations Act, signed by or on behalf of the transferor and transferee.

Registration of transfer

8.2 To have a transfer registered by the Company, the transferor or transferee must give the completed transfer form and the relevant share certificates to the Company. The Directors may require additional evidence of the transferee's entitlement to be registered before registering the transfer.

8.3 The transferee becomes the holder of the shares when the transfer is duly stamped (if required by law) and the transferee's name is entered in the Register in respect of the shares. The Company may retain the transfer document.

Power to refuse or suspend registration

8.4 Subject to the Corporations Act, the Directors may refuse to register any transfer. They do not have to give reasons for a refusal.

8.5 The Directors may suspend registration of shares at any time for any reason. However, the total period of suspension must not exceed 30 days in any one year.

9. TRANSFER OF SHARES ON DEATH OR BANKRUPTCY OF MEMBER

Persons entitled on death of Member

9.1 If a Member dies, the only persons that the Company will recognise as having any right to the deceased's shares are the following:

9.1.1 his or her legal personal representative; and

9.1.2 any joint holder of those shares.

9.2 The deceased person's estate will still be subject to any liabilities which attached to the shares, even if the deceased was only a joint holder of shares.

9.3 If two or more persons are jointly entitled to the deceased's shares, those persons will be regarded as joint holders of the shares.

Registration or transfer of shares

9.4 A person who becomes entitled to shares on the death or bankruptcy of Member may seek registration by giving the Company a signed application, or may transfer the shares to another person in accordance with this constitution. The signed application is treated in the same way as a completed and signed transfer. A person seeking to effect a transfer under this clause must produce any information reasonably requested by the Directors.

Indemnity

9.5 A person registered as a Member, as a result of the death or bankruptcy of another Member, must indemnify the Company and the Directors of the Company against any loss or damage suffered by the Company or its Directors as a result of that registration.

Entitlement to dividends and other rights

9.6 If a Member dies or becomes bankrupt, his or her personal representative or trustee is entitled to receive any dividends and other benefits that the Member would have been entitled to, and to exercise the same rights as the Member.

10. ALTERATION OF SHARE CAPITAL

Cancelling, consolidating and dividing share capital

10.1 Subject to the Corporations Act and the terms on which shares are issued, the Members may resolve at a general meeting to do any of the following:

10.1.1 cancel shares which have not been taken or agreed to be taken or which have been forfeited;

10.1.2 consolidate and divide any of the Company's share capital into shares of a larger amount than the existing shares; or

10.1.3 subdivide any of the issued shares into shares of a smaller amount, but only if the subdivision does not alter the proportion of the amount paid to any amount unpaid on each reduced share from what it was on the original share.

Reducing share capital

10.2 Subject to the Corporations Act and the terms on which shares are issued, the Members may resolve by special resolution to reduce the Company's share capital.

Converting share capital

10.3 Subject to the Corporations Act and the terms on which shares are issued, the Members may resolve by special resolution to convert shares from one class to another class.

11. PROCEEDINGS OF MEMBERS

Power to call meetings

11.1 A Director may call a general meeting at any time. The Directors must call a general meeting if requested to do so by Members in the way set out in the Corporations Act. If the Directors fail to call such a meeting, the Members may call a meeting in the way set out in the Corporations Act.

Notice of meetings

11.2 The Company must give notice of a general meeting to the following people:

11.2.1 the Members;

11.2.2 the Directors;

11.2.3 any person entitled to be notified as a result of the death or bankruptcy of a Member; and

11.2.4 the Company's auditor, if there is one.

11.3 A person may waive notice of any general meeting by written notice to the Company.

11.4 In accordance with the Corporations Act, a Member may nominate an electronic means by which the Member may be notified that notices of meeting are available and access notices of meeting.

11.5 The accidental omission to give notice of any general meeting to, or the non-receipt of a notice by, a person entitled to receive notice does not invalidate anything done (including the passing of a resolution) at the general meeting.

Content of notice

11.6 The notice must specify each of the following:

11.6.1 the place, the day and the hour of the meeting;

11.6.2 if the meeting is to be held in two or more places, the technology that will be used to facilitate the meeting;

11.6.3 the general nature of the business to be transacted; and

11.6.4 any other matters required by the Corporations Act.

Period of notice

11.7 Unless the Corporations Act permits otherwise, 21 days' notice of a meeting must be given to Members.

Quorum

11.8 A general meeting can only transact business if at least two Members (including any proxy for a Member, and any person representing a corporate Member) are personally present, except if the Company has one Member only, where the quorum is one.

11.9 If a quorum is not present within 30 minutes after the advertised starting time of the meeting, then the following provisions apply:

11.9.1 if the meeting was called at the request of Members, the meeting is cancelled; and

11.9.2 in any other case, the meeting is postponed to the same place on the same day and at the same time the following week, or to any other time and place chosen by the Directors. If a quorum is not present within 30 minutes after the starting time of the postponed meeting, it is cancelled.

Chairperson

11.10 If the Directors have elected a chairperson of their meetings in accordance with clause 17.7, and the chairperson is present at a general meeting, he or she must chair the meeting.

11.11 If there is no chairperson, or the appointed chairperson is unwilling to preside or is more than 15 minutes late to the meeting:

11.11.1 firstly, the Directors present at the meeting must elect one of their number to chair that meeting; or

11.11.2 secondly, if there are no Directors present within 15 minutes after the time appointed for the commencement of the meeting or all Directors present decline to chair the meeting, the Members present must choose one of their number to chair the meeting.

Chairperson's powers

11.12 The chairperson may temporarily vacate the chair at a general meeting in favour of another person present at any time and for any reason the chairperson sees fit, and must do so if the Members are voting on the chairperson's election or re-election as a Director.

11.13 The chairperson's ruling on all matters relating to the order of business, procedure and conduct of the general meeting is final and no motion of dissent from a ruling of the chairperson may be accepted.

11.14 The chairperson may, in his or her absolute discretion, refuse any person admission to a general meeting, or expel the person from the general meeting and not permit them to return, if the chairperson reasonably considers that the person's conduct is inappropriate. Inappropriate conduct in a general meeting includes:

11.14.1 The use of offensive or abusive language which is directed to any person, object or thing.

11.14.2 Attendance at the meeting while under the influence of any kind of drug, or using or consuming any drug at the meeting, including any alcoholic substance.

11.14.3 Possession of any article, including a recording device or other electronic device or a sign or banner, which the chairperson considers is dangerous, offensive or disruptive or likely to become so.

Minutes

11.15 The Directors must ensure that the minutes of a meeting of Members record the following:

11.15.1 the names of all Directors who are present;

11.15.2 the name of the chairperson; and

11.15.3 details of the proceedings at the meeting.

11.16 The minutes of a general meeting must be signed by the chairperson of that meeting, at or by the time of the following meeting.

Adjournment

11.17 The chairperson may at any time adjourn a meeting with the consent of the majority of those present. The chairperson must adjourn a meeting if the majority of those present at the meeting vote to adjourn it.

11.18 Notice of the adjourned meeting does not have to be given unless the adjournment is for 30 days or more.

11.19 The only business that can be transacted at an adjourned meeting is the unfinished business from the original meeting.

Written resolutions

11.20 The Members may pass a resolution in writing without holding a meeting if all Members who are entitled to vote on the resolution sign a document, or documents or identical copies of it or them, containing a statement that they are in favour of the resolution set out in the document.

11.21 A written resolution will be treated as having been passed on the date that the last Member signs.

12. VOTING RIGHTS

Right to vote

12.1 All Members are entitled to vote at a general meeting, except in respect of the following shares:

12.1.1 shares in a class of shares that do not carry the right to vote; and

12.1.2 shares on which a call or other amount immediately payable has not been paid.

12.2 If a Member is mentally unfit to vote, his or her vote may be exercised by the person or body which is entitled to manage his or her estate. The vote may be exercised personally, by proxy or by attorney.

Objecting to a person's right to vote

12.3 An objection to the validity of a person's vote may only be raised at the meeting. The chairperson's decision on the objection is final.

Rights of joint Members

12.4 If shares are held jointly, only one of the joint holders may vote. If more than one of the joint holders tenders a vote, the vote of the holder whose name in respect of those shares appears first in the Register is to be treated as the only vote in relation to those shares.

Number of votes per share

12.5 On a vote by a show of hands, each Member has one vote. On a poll, each Member has one vote for each share the Member holds.

Method of voting

12.6 If a resolution is put to the vote at a general meeting, it must be decided on a show of hands, unless a poll (written vote) is requested by any of the following:

12.6.1 the chairperson;

12.6.2 any five Members entitled to vote on that resolution;

12.6.3 any Member or Members who, individually or collectively, hold 5% of the voting rights of all those who have a right to vote on the resolution on a poll; and

12.6.4 any Member or Members who, individually or collectively, hold shares in respect of which the total amount paid up is at least 5% of the total amount paid up on all shares which give a right to vote on the resolution on a poll.

12.7 Unless the person who requested a poll withdraws it, the chairperson must decide how and when the poll is to be taken. If the poll concerns the election of a chairperson or the adjournment of the meeting, it must be taken immediately.

No casting vote

12.8 If the votes are equally divided on a show of hands or a poll, the chairperson of the meeting does not have a casting vote. If the vote is tied, the resolution is not passed.

Evidence of outcome of show of hands

12.9 A declaration by the chairperson that a resolution has been carried, or carried unanimously, or by a particular majority, or lost, and an entry in the minutes to that effect are conclusive evidence of the outcome of a show of hands.

Sole Members

12.10 If the Company has only one Member, and the Member records in writing his or her decision on a question, it counts as the passing of a resolution. The record also counts as the minutes of the passing of the resolution.

13. PROXIES

Appointment of proxy

13.1 A Member may appoint any person as a proxy to represent, and to vote for, the Member at a meeting in accordance with the Corporations Act and this constitution. The proxy has the same rights at the meeting as the Member would have had, except to the extent that the document appointing the proxy limits them.

Form of proxy document

13.2 A document appointing a proxy may be in any form acceptable to the Company. It must be signed in one of the following ways:

13.2.1 signed by the Member;

13.2.2 signed by the Member's authorised attorney; or

13.2.3 if the Member is a body corporate, under seal or signed by an authorised officer or attorney.

Proxy must be given to the Company

13.3 A document appointing a proxy (and any power of attorney under which it is signed, or a certified copy of that power) must be delivered to the Office, or another place specified for this purpose in the notice of meeting, at least 48 hours before the time of the meeting. If the document is not delivered on time, the proxy cannot vote at the meeting.

13.4 A document appointing a proxy to attend and vote at an adjourned meeting must be received by the Company at least 48 hours before the resumption of the meeting.

Proxy vote not invalid on certain grounds

13.5 A vote made under a proxy is not made invalid by any of the following facts unless the Company receives written notice of the fact before the commencement of the meeting:

13.5.1 the Member has died;

13.5.2 the Member has become mentally unfit to vote;

13.5.3 the Member has transferred the shares in respect of which the proxy was given; and

13.5.4 the proxy or power has been revoked.

14. APPOINTMENT AND REMOVAL OF DIRECTORS

Number of Directors

14.1 The minimum number of Directors is one. The maximum number of Directors is 10.

14.2 The Members, by resolution in general meeting, may increase or reduce the minimum number of Directors, or increase or reduce the maximum number of Directors.

14.3 A Director must be an individual. He or she does not have to be a Member.

Appointment of Directors

14.4 A person who is to be appointed as a Director must consent in writing before being appointed.

14.5 Subject to clause 14.1 and 14.2:

14.5.1 the Directors may appoint any person to be a Director; and

14.5.2 the Company may by ordinary resolution appoint any person to be a Director.

Removal of Directors

14.6 Each Director holds office until he or she vacates the office or is removed under this constitution.

14.7 The Members may by ordinary resolution remove a Director from office and may by ordinary resolution appoint a replacement.

Resignation of Directors

14.8 A Director may resign from office by giving notice in writing to the Company of the Director's intention to resign. A notice of resignation takes effect at the later of the following:

14.8.1 the time of giving the notice to the Company;

14.8.2 the date, if any specified in the notice; or

14.8.3 the expiration of the period, if any, specified in the notice.

Disqualification of Directors

14.9 A Director's appointment ends immediately any of the following happens:

14.9.1 the Director becomes bankrupt;

14.9.2 the Director becomes mentally unfit to hold office, or the Director or his or her affairs are made subject to any law relating to mental health or incompetence;

14.9.3 the Director becomes disqualified by law from being a Director; or

14.9.4 without the consent of the other Directors, the Director is absent from meetings of Directors for a continuous period of six months.

Vacancies

14.10 The Directors may continue to act if there is a vacancy - even if the number of Directors falls below the minimum number of Directors as resolved by the Members at general meeting. In that case, the Directors may only act to fill the vacancy.

Authority of sole Director

14.11 A single Director acting as a sole Director may exercise all the powers and discretions conferred on the Directors under this constitution or under the Corporations Act.

15. DIRECTORS' REMUNERATION

Remuneration

15.1 The Directors may determine their own remuneration, including any retirement benefits.

Payment for expenses

15.2 The Directors are entitled to be reimbursed by the Company for any expenses they properly incur in connection with the business of the Company – such as travelling, hotel accommodation and other expenses.

16. POWERS OF DIRECTORS

Powers of Directors

16.1 The Company is managed by its Directors. The Directors may delegate their powers.

16.2 The Directors may exercise all those powers of the Company as are not, by the Corporations Act or by this constitution, required to be exercised by the Members in general meeting or otherwise.

Wholly owned subsidiary

16.3 For the purposes of the Corporations Act if the Company is a wholly owned subsidiary of another company, a Director of the Company may, when exercising powers or performing duties as a Director, act in a manner which he or she believes is in the best interest of the Company's holding company.

Director may be employed by Company

16.4 A Director may be employed by, or contract with, the Company and may be employed by any other company in which the Company owns shares or has an interest. A Director may be a Director or officer of that other company. However, a Director cannot be employed as the Company's or that other company's auditor. To the extent permitted by law, a Director is not required to account to the Company for any profit arising from his or her employment by, or contracting with, the Company.

17. PROCEEDINGS OF DIRECTORS

Proceedings

17.1 The Directors may run their meetings in any way they see fit.

Calling meetings

17.2 A Director may call a meeting of Directors at any time. The Secretary (if any) must call a meeting of Directors if asked to do so by a Director.

Methods of holding a meeting

17.3 The Directors may hold a meeting in person, or by phone, video conference or any other means of communication, provided everyone at the meeting can hear and be heard by one another throughout the meeting. The meeting is invalid if this clause is not complied with. If a meeting is not held in person, each of the following conditions must be met:

17.3.1 each of the Directors must have received notice of the fact that the meeting was to be held;

17.3.2 each Director who is present must announce, at the beginning of the meeting, that he or she is present;

17.3.3 a Director who ceases to be present at the meeting without obtaining the permission of the chairperson before the meeting began will be regarded as being present for the whole of the meeting; and

17.3.4 the Directors must agree on a place where the meeting will be said to have been held, and at least one of the Directors must be at that place throughout the meeting.

Notice of meetings

17.4 All Directors are entitled to receive notice of a meeting of Directors. However, a Director who is outside Australia is not required to be notified unless he or she gave the Company, in writing, contact details.

17.5 The accidental omission to give notice of any meeting to, or the non-receipt of a notice by, a person, does not invalidate anything done (including the passing of a resolution) at a meeting of Directors.

Quorum

17.6 Two Directors must be present before business can be transacted at a meeting of Directors, unless the Company only has one Director.

Chairperson

17.7 The Directors may elect a Director to be the chairperson of their meetings and may determine the period for which the chairperson will hold office. If a meeting is held and no chairperson has been appointed, or the elected chairperson is unwilling to act or is more than 15 minutes late for a meeting, the Directors present may choose a Director to chair that meeting.

Voting

17.8 A question which arises at a meeting of Directors must be decided by a majority vote. The chairperson does not have a casting vote. If a vote is tied, the motion is not passed. A decision reached by vote is treated as the decision of all the Directors.

Director's interests

17.9 A Director who has a personal interest in a matter involving the Company must disclose that interest if required under and in accordance with the Corporations Act. A Director may give the other Directors standing notice of any ongoing interest.

17.10 The details of any disclosure or notice of a personal interest must be recorded in the minutes.

Voting where a Director is interested in a matter

17.11 A Director may attend meetings and vote on matters in which he or she is interested if and to the extent the Director is permitted to do so under the Corporations Act

17.12 If there are not enough Directors to form a quorum as a result of a Director having an interest which disqualifies them from voting then one or more of the Directors (including those who have the disqualifying interest in the matter) may call a general meeting of the Company and the general meeting may pass a resolution to deal with the matter.

No disqualification

17.13 Subject to compliance with the Corporations Act, a Director or any entity in which the Director has a direct or indirect interest (as applicable) may:

17.13.1 enter into a contract or arrangement with an Associated Party;

17.13.2 hold any office or place of profit (other than auditor) in an Associated Party;

17.13.3 act in a professional capacity (or be a member of a firm that so acts) other than as auditor of an Associated Party.

17.14 Despite the fiduciary nature of a Director's office and the Director's fiduciary obligations:

17.14.1 any contract or arrangement entered into in accordance with clause 17.13.1 is not invalid or voidable; and

17.14.2 a Director may do any of the things specified in clause 17.13 without any liability to account to the Company or any other person for any direct or indirect benefit accruing to the Director or the entity in which the Director has a direct or indirect interest.

Exercise of rights

17.15 If the Company holds or owns membership, shares or other interests in another body corporate, trust or other entity, the Directors may exercise any and all voting rights conferred by the membership, shares or interests in any manner the Directors consider fit.

Minutes of meeting

17.16 The Directors must ensure that the minutes of a meeting record each of the following:

17.16.1 the names of all Directors who are present;

17.16.2 the chairperson of the meeting;

17.16.3 details of the proceedings at the meeting; and

17.16.4 any appointment of an officer.

17.17 The Directors must ensure that all minutes are signed by the chairperson of that meeting or by the chairperson of the next meeting.

Sole Director's minute

17.18 Where a sole Director signs a minute recording the Director's decision to a particular effect, the recording of the decision is a resolution of the Director.

Written resolutions

17.19 The Directors may pass a resolution in writing without holding a meeting if the following conditions are met:

17.19.1 the resolution is set out in a document or documents indicating that the required majority of Directors are in favour of it; and

17.19.2 all Directors who are entitled to vote on the resolution sign the document or documents or identical copies of it or them.

17.20 A written resolution will be treated as having been passed by the Directors on the date that the last Director signs.

Validity

17.21 Anything done at a meeting of Directors or of a committee of Directors, or by a person acting as Director, is unaffected by the fact that it is later discovered that any person was not properly appointed or had ceased to be a Director.

18. COMMITTEE OF DIRECTORS

Powers and proceedings of a committee

18.1 The Directors may appoint a committee of Directors, and delegate any of their powers to it. The Directors may impose any limitations they choose on the committee. The committee must observe those limitations. The committee may appoint consultants to assist in its deliberations.

18.2 A committee of Directors may run its meetings in any way it sees fit.

18.3 The members of the committee may elect a chairperson for their meetings and may determine the period for which the chairperson will hold office. If a meeting is held and no chairperson has been appointed, or the elected chairperson is unwilling to act or is more than 15 minutes late for a meeting, the committee may choose a Director to chair that meeting.

Voting

18.4 A question which arises at a meeting of a committee of Directors must be decided by a majority vote. If the votes are evenly divided, the chairperson does not have a second vote. If a vote is tied, the motion is not passed. A decision reached by vote is treated as the decision of all members of the committee.

19. MANAGING DIRECTOR

Appointment of managing Director

19.1 The Directors may appoint a Director as a managing Director on the terms and for the length of time that they consider appropriate. The Directors may give the managing Director any of the powers they can exercise. They may also impose any limitations on the exercise of those powers, and may withdraw or alter the powers they have conferred at any time, with or without cause.

Ending of appointment of managing Director

19.2 A managing Director's appointment ends immediately any of the following happens:

19.2.1 he or she ceases to be a Director;

19.2.2 the Directors end the appointment by written notice, provided that they comply with any agreement relating to the ending of the appointment; or

19.2.3 the period of the appointment ends.

Remuneration

19.3 Subject to any agreement entered into in a particular case, a managing Director may receive remuneration (whether by way of a salary, commission or participation in profits, any other way, or by a combination of these methods) as the Directors determine.

Powers of managing director

19.4 Any powers conferred by the Directors on the managing director may also be held by the directors.

20. ALTERNATE DIRECTORS

Appointment of alternate Director

20.1 With the consent of the majority of the other Directors, a Director may appoint an individual to be an alternate Director for him or her for any period, providing the alternate Director has previously consented in writing to act in that capacity. The Director must do so by giving the other Directors a written notice signed by the Director.

Powers and obligations of an alternate Director

20.2 An alternate Director may exercise any of the powers of a Director and is subject to all of his or her obligations. He or she is entitled to be notified of Directors meetings and to attend and vote at them, but only if the appointing Director is not present or not voting.

End of appointment of alternate Director

20.3 An alternate Director's appointment ends immediately any of the following happens:

20.3.1 the Director who appointed the alternate Director ceases for any reason to be a Director;

20.3.2 the Director who appointed the alternate Director ends the appointment by giving the alternate Director a written notice signed by the Director;

20.3.3 the period of the appointment ends; or

20.3.4 anything happens that would result in the alternate Director ceasing to be a Director if he or she were a Director.

Remuneration of an alternate Director

20.4 The Company is not required to pay any remuneration or benefit to an alternate Director.

21. SECRETARY

Appointment

21.1 The Directors may appoint a Secretary, and decide the conditions of his or her appointment. The Secretary must consent in writing to holding the position. The Secretary may also be a Director of the Company.

Removal

21.2 The Directors may at any time end the appointment of a Secretary.

22. INDEMNITY AND INSURANCE

Indemnity against liability

22.1 Every officer and past officer of the Company is indemnified by the Company to the fullest extent permitted by law against a liability incurred by that person as an officer of the Company or a subsidiary of the Company including without limitation legal costs and expenses incurred in defending an action.

Insurance premiums

22.2 The Company may pay the premium on a contract insuring a person who is or has been an officer of the Company to the fullest extent permitted by law.

23. EXECUTION OF DOCUMENTS

23.1 A document may be executed in the following manner:

23.1.1 if the Company has more than one Director, by two Directors or a Director and Secretary;

23.1.2 if the Company has only one Director, by the sole Director;

23.1.3 if the Company has a common seal, by that seal being affixed to the document and the document executed by one Director and either another Director, the Secretary or another person appointed by the Directors for that purpose;

23.1.4 any manner permitted by the Corporations Act; or

23.1.5 any manner authorised by the Directors of the Company.

24. PROFITS AND DIVIDENDS

Source of dividends

24.1 Dividends are to be paid as allowed by the Corporations Act. The Company does not pay interest on dividends.

Determining to pay a dividend

24.2 The Directors alone may determine to pay a dividend and may decide the terms on which the dividend is to be paid.

Reserved profits

24.3 Before determining to pay a dividend, the Directors may set aside any amount that they consider appropriate. This amount may be used in any way that profits can be used and can be invested or used in the Company's business in the interim.

Interim dividends

24.4 The Directors may determine to pay interim dividends if they consider that the Company's financial position justifies it, subject to the requirements of the Corporations Act.

Payment of dividends

24.5 Dividends must be paid to Members in proportion to their shares, except in relation to shares that have special rights relating to dividends attached to them.

24.6 Subject to any special rights conferred on the holders of any shares or class of shares, the person entitled to a dividend on a share is entitled to:

24.6.1 if the share is fully paid, the entire dividend; or

24.6.2 if the share is partly paid, a proportion of that dividend equal to the proportion which the amount paid on that share bears to the total issue price of that share.

Right of set off

24.7 The Directors may deduct from a dividend payable to a Member any amount that is payable to the Company by the Member.

Distribution of assets

24.8 The Directors may choose to pay a dividend or bonus by distributing Company assets to Members – such as paid-up shares, debentures or debenture stock of another body corporate. The Directors may settle a difficulty arising in relation to such a distribution in any way that they consider appropriate – for example, making cash payments to some Members in respect of the value of the assets, or vesting some assets in trustees.

Method of payment

24.9 The Directors may determine the method of paying a dividend to a Member.

Capitalisation of profits

24.10 The Directors may resolve to capitalise any part of the Company's profit that is available for distribution. If they do that, they must not pay the amount in cash, but must use it to benefit those Members who are entitled to dividends in the proportions that would apply if it were a dividend. The benefit may be given in either of the following ways:

24.10.1 paying up the amounts unpaid on the Member's shares;

24.10.2 issuing fully paid shares or debentures of the Company to the Member; or

24.10.3 any other method permitted by law.

Applying an amount for the benefit of Members

24.11 The amount of profit capitalised must be applied for the benefit of Members in the proportions in which the Members would have been entitled to dividends if the amount capitalised had been distributed as a dividend.

24.12 If fractions of shares or debentures are allocated, the Directors may issue fractional certificates or pay the Member the cash equivalent of the fraction.

24.13 The Directors may authorise a person to act on behalf of all the Members and enter into an agreement with the Company to govern the distribution of the amount to be capitalised. The agreement binds all Members.

25. RECORDS

Accounting and other records

25.1 The Directors must ensure that proper accounting and other records are kept, and that financial statements are distributed in accordance with the requirements of the Corporations Act.

Inspection of records

25.2 The Directors may arrange for the Company's records to be available for inspection by Members at the times and on the conditions that the Directors decide, and a Member does not have the right to inspect any document except as provided by law or authorised by a resolution made by the Directors or passed at a general meeting.

25.3 Notwithstanding clause 25.2, the Directors may refuse access to a document where the Directors (acting reasonably) consider that such access would or would be likely to cause the Company to lose the benefit of any form of evidentiary privilege, including legal professional privilege.

26. WINDING UP

Powers of liquidator

26.1 If the Company is wound up, the Members may, subject to any express provision of this constitution, pass a special resolution allowing the liquidator to do one of the following:

26.1.1 to specify a value for the Company's assets, determine how to divide them as between different classes of Members, and carry out the division; or

26.1.2 to transfer the whole or any part of the Company's assets to trustees for the benefit of Members and those liable to contribute to the winding up.

No obligation to accept liability

26.2 A Member can refuse to accept any shares or securities if any obligation attaches to them.

Special terms of shares

26.3 Clauses 26.1 and 26.2 do not prejudice or affect the rights of a Member holding shares issued on special terms and conditions.

27. NOTICES

Persons authorised to give notices

27.1 A notice by either the Company or a Member in connection with this constitution may be given on behalf of the Company or a Member by a Director, Secretary, other authorised officer or a Member. The signature of a person on a notice given by the Company may be written, printed or stamped.

Method of giving notice

27.2 In addition to the method for giving notices permitted by statute, a notice or communication by the Company, an officer of the Company or a Member in connection with this constitution may be given to the addressee by any of the methods set out in the first column of the following table. The notification is effective on the date set out in the second column.

Method of notification	Date of notification
By personal delivery.	Date of delivery.
By sending it by prepaid ordinary post (airmail if outside Australia) to a street or postal address of the addressee.	One day after it is posted.
By fax sent to the recipient's fax number.	Date of an error free fax transmission report from the sender's fax machine.
By telephone, unless this constitution specifically requires written notification.	Date of telephone call.
By e-mail sent to the recipient's e-mail address.	Date on which the recipient receives the e-mail in readable form

Notice to joint Members

27.3 If shares are jointly owned, the Company is only required to notify the joint holder who is listed first in the Register.

Addresses for giving notices to Members

27.4 The street address or postal address of a Member is the street or postal address of the Member shown in the Register of Member. The facsimile number or e-mail address of a Member is the number which the Member may specify by written notice to the Company as the facsimile number or e-mail address to which notices may be sent to the Member.

27.5 Until a person entitled to a share in consequence of the death or bankruptcy of a Member gives notice to the Company of an address for the giving of notices, the address of that person is the address of the deceased or bankrupt Member.

Address for giving notices to the Company

27.6 The street and postal address of the Company is its Office. The facsimile number or e-mail address of the Company is the number or address (as applicable) which the Company may specify by written notice to the Members as the facsimile number or e-mail address to which notices may be sent to the Company.

Notice to representatives

27.7 If a person is entitled to a share because of the death or bankruptcy of a Member, the Company may notify that person personally, or by a letter posted to the address supplied by the person, and addressed to him or her or to the representatives of the deceased or assignee of the bankrupt. If no address has been supplied, the Company may post the letter to the address used for notification before the death or bankruptcy.

28. DEFINITIONS AND INTERPRETATION

Definitions

28.1 In this constitution the following definitions apply:

"Associated Party" means each of the following:

(a) the Company;

(b) any related body corporate of the Company;

(c) any other body corporate, trust or entity promoted by the Company or in which the Company has an interest of any kind.

"Company" means simPRO Holdings (Aus) Pty Ltd;

"Corporations Act" means the *Corporations Act 2001* (Cth);

"Director" means a person occupying the position of a Director of the Company including, where appropriate, an alternate director of the Company;

"Member" means a person whose name is entered in the Register as a member of the Company and "registered holder" has a corresponding meaning;

"Office" means the registered office of the Company;

"PPSA" means the *Personal Property Securities Act 2009* (Cth);

"Register" means the register of Members kept by the Company under the Corporations Act; and

"Secretary" means a person (if any) appointed to perform the duties of a secretary of the Company.

Standard replaceable rules do not apply

28.2 The replaceable rules contained in the Corporations Act do not apply to the Company.

Application of Corporations Act

28.3 A word or phrase used in any part or division of the Corporations Act that is given a special meaning for the purposes of that part or division has, unless this constitution specifically states otherwise, the same meaning in any part of this constitution that deals with a matter covered in that part or division.

28.4 A reference in this constitution to the Corporations Act includes any statutory modification, amendment or re-enactment, and any subordinate legislation or regulations issued under the Corporations Act.

Exercise of powers

28.5 Except as specifically contemplated to the contrary in this constitution, the Company may exercise any power, take any action and engage in any conduct or procedure which under the Corporations Act a company may do.

Interpretation

28.6 In the interpretation of this constitution, the following provisions apply unless the context otherwise requires:

28.6.1 headings are inserted for convenience only and do not affect the interpretation of this constitution;

28.6.2 if the day on which any act, matter or thing is to be done under this constitution is not a business day, the act, matter or thing must be done on the next business day;

28.6.3 where a period of time is specified and dates from a given day or the day of an act or event it must be calculated exclusive of that day;

28.6.4 a reference in this constitution to "dollars" or "$" means Australian dollars and all amounts payable under this constitution are payable in Australian dollars;

28.6.5 a reference in this constitution to any law, legislation or legislative provision includes any statutory modification, amendment or re-enactment, and any subordinate legislation or regulations issued under that legislation or legislative provision;

28.6.6 a reference in this constitution to any document or agreement is to that document or agreement as amended, novated, supplemented or replaced;

28.6.7 a reference to a clause or part is a reference to a clause or part of this constitution;

28.6.8 an expression importing a natural person includes any company, trust, partnership, joint venture, association, body corporate or governmental agency;

28.6.9 where a word or phrase is given a defined meaning, another part of speech or other grammatical form in respect of that word or phrase has a corresponding meaning;

28.6.10 a word which indicates the singular also indicates the plural, a word which indicates the plural also indicates the singular, and a reference to any gender also indicates the other genders;

28.6.11 a reference to the word "include" or "including" is to be interpreted without limitation; and

28.6.12 any schedules and attachments form part of this constitution.

EXHIBIT E

OFFER LETTER

See Attached.

This exchange offer is made for the securities of a foreign company. The offer is subject to disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies. It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the Company and the Investor (each as defined below) is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

Strictly Private & Confidential

24 September 2016
To the SimPRO Shareholders

For the attention of the recipient only

Delivered by email

Dear SimPRO Shareholder

THE SIMPRO GROUP PTY LTD - SHARE EXCHANGE AND PURCHASE OFFER

1. BACKGROUND

1.1 The directors of The SimPRO Group Pty Ltd ACN 131 893 573 (the "**Company**") have approved terms for a series A funding round pursuant to which:

1.1.1 a new United States holding company, simPRO Holdings, Inc. (the "**Parent**"), was incorporated by a representative of the Company in the State of Delaware;

1.1.2 the Parent formed a new wholly-owned Australian subsidiary, simPRO Holdings (Aus) Pty Ltd (the "**Investor**");

1.1.3 Level Equity Growth Partners I, L.P. ("**Level I**") and Level Equity Growth Partners II, L.P. ("**Level II**") (each, a "**Level Fund**" and, together, "**Level Equity**") will capitalise the Parent (the "**Series A Financing**") with a total of AU$40,000,000 by subscribing for 389,078 shares of Series A Preferred Stock for a price of AU$102.8072 per share (such price, determined by the agreed upon pre-money valuation of the Company and the liquidation preference of the Series A Preferred Stock and other rights described below, the "**Series A Purchase Price**"). The shares of Series A Preferred Stock shall be subscribed for severally, and not jointly, based on each Level Fund's pro rata portion of the aggregate subscription price payable for the shares of Series A Preferred Stock (or AU$40,000,000). The aggregate subscription price payable for the shares of Series A Preferred Stock (or AU$40,000,000) will be allocated between the two Level Funds as follows: 25% shall be paid by Level I and 75% shall be paid by Level II, with the exact purchase amounts to be determined on the on the business day prior to the date of Completion (as hereinafter defined). The Parent will in turn capitalise the Investor with a total of AU$22,549,000 by subscribing for 563,725 Ordinary Shares for a price of AU$40.00 per share; and

1.1.4 the Investor will make an offer to all shareholders of the Company (each, a "**Shareholder**" and, collectively, the "**Shareholders**") to purchase the entire shareholding of the Company either (a) in exchange for cash at a price of AU$40 per Ordinary Share ("**Cash Offer**") and/or (b) in exchange for the issue of an equivalent number of shares of

ME1 23272478v.14

Common Stock in the Parent (the "**Script Offer**", and together with the Cash Offer, the "**Offer**"),

(1.1.1, 1.1.2, 1.1.3 and 1.1.4, together, the "**Proposed Restructure**").

1.2 The following senior management of the Company and directors of the Company that approved the Proposed Structure are also Shareholders and therefore recipients of, and potential participants in, the Offer and have indicated their intention to accept the Cash Offer and/or the Script Offer with respect to the respective number of Ordinary Shares set forth opposite their name below:

Name	Cash Offer	Script Offer
Vaughan Matthew Mckillop	25,000 Shares	115,000 Shares
Stephen John Bradshaw	60,000 Shares	150,000 Shares
Curtis John Thomson	4,600 Shares	95,400 Shares
Lynelle Yvonne Hills	0 Shares	1,250 Shares
Alan Murray Bignell	0 Shares	12,500 Shares
Bradley Couper	0 Shares	20,000 Shares
Mark Alfred	0 Shares	1,000 Shares
Jonathan Joseph Eastgate	0 Shares	4,650 Shares
Vanessa Elizabeth Winter	0 Shares	2,500 Shares

1.3 The terms governing the implementation of the Proposed Restructure are contained in a Stock Purchase and Restructure Agreement which is proposed to be entered into between the Company, Level Equity, the Parent, the Investor and all Shareholders, a copy of which is **annexed** to this letter and marked "**Annexure A**" (the "**SPRA**").

1.4 It is a condition precedent to the Proposed Restructure and the Offer that the Investor is, pursuant to the terms of the Offer and SPRA, granted the right to purchase 100% of the shares of the Company, being 1,115,300 ordinary shares ("**Ordinary Shares**"), such that the Company becomes a wholly-owned subsidiary of the Investor following such purchase. It is a further condition precedent to the Proposed Restructure and the Offer that the number of Ordinary Shares being sold in the Cash Offer is not greater than 563,725 and the number being sold in the Script Offer is not greater than 551,575.

1.5 The key objective of the Proposed Restructure and the Offer is to change the place of domicile of the head company of the simPRO group from Australia to the United States in order to undertake the Series A Financing. The Proposed Restructure and Series A Financing are also motivated by a desire of the Company to focus on growth in North America, which the Proposed Restructure and Series A Financing is intended to facilitate.

1.6 While the Series A Purchase Price is stated in Australian dollars, the Series A Original Issue Price (as defined in the Restated Certificate (as defined below)) will be expressed in U.S. dollars. The Series A Original Issue Price will be determined by converting the Series A Purchase Price into U.S. dollars at the exchange rate for such conversion provided by Bloomberg at 5:00 P.M. EST on the business day prior to the date of Completion (the "**Exchange Rate**"); provided, however, that if the Exchange Rate (x) is equal to or greater than 0.70 but less than 0.73, then the Exchange Rate shall be 0.73, and (y) is greater than 0.77 but less than or equal to 0.80, then the Exchange Rate shall be 0.77. The Exchange Rate being greater than or equal to 0.70 or lower than or equal to 0.80 is a closing condition under the SPRA.

1.7 At this time, the Exchange Rate cannot be determined but, as of September 22, 2016, the exchange rate of Australian dollars to U.S. dollars published by Bloomberg is 0.7645. The exchange rate of Australian dollars into U.S. dollars is subject to fluctuation and may fluctuate between the date of the SPRA and the date of Completion and as such the rights contained in the SPRA, the Restated Certificate and the Stockholders Agreement (as hereinafter defined) which are dependent upon the Exchange Rate will not be determined until the business day immediately preceding the date of Completion, but if the applicable closing condition is not waived, the Exchange Rate will be between 0.73 and 0.77. If the SPRA is terminated for failure to satisfy any condition to closing, including without limitation the condition that the Exchange Rate be greater than or equal to 0.70 or lower than or equal to 0.80, then the Offer will not be consummated and the Company will return your Ordinary Shares to you. The SPRA can be terminated by Level Equity or the Parent without the consent of any Shareholder on the terms and conditions described in Article XVII of the SPRA.

2. OVERVIEW OF THE OFFER

2.1 Subject to the terms of the SPRA, the Investor hereby offers to purchase all of a Shareholder's Ordinary Shares on the terms contained in this letter in the Cash Offer and/or Script Offer provided that:

2.1.1 the Shareholders tender, in the aggregate:

2.1.1.1 a maximum of 563,725 Ordinary Shares (approximately 50.545% of the total outstanding) to be purchased by the Investor at a price of AU$40.00 per Ordinary Share, such that the cash consideration payable by the Investor pursuant to the Cash Offer does not exceed AU$22,549,000; and

2.1.1.2 a maximum of 551,575 Ordinary Shares (approximately 49.455% of the total outstanding) to be purchased by the Investor in exchange for the issue of an equivalent number of shares of Common Stock in the Parent ("**Exchange Shares**") pursuant to the Script Offer;

2.1.2 all Shareholders agree to sell and/or exchange all of their Ordinary Shares in the Company pursuant to the terms summarized in this letter and contained in the SPRA, such that the Investor will be granted the right to purchase 100% of the Ordinary Shares; and

2.1.3 all Shareholders agree to the terms of, and execute, the SRPA and those Shareholders participating in the Script Offer shall agree to the terms of, and execute, the Stockholders' Agreement of the Parent attached hereto as "**Annexure C**" (the "**Stockholders Agreement**").

2.2 Shareholders may accept either the Cash Offer or Script Offer and they may accept both in respect of part of their Ordinary Shares. However, all Shareholders must fully participate in the Offer and the Proposed Restructure, and the correct split must be achieved between the Cash Offer and Script Offer if the Series A Financing is to proceed.

2.3 Each Shareholder may accept the Offer by providing their consent, together with their election of the Cash Offer or Script Offer, as set out in the Offer Acceptance Form set out below.

2.4 Under the terms of the SPRA, each of the Company and the Shareholders must make certain representations and warranties, a summary of which are **annexed** to this letter and marked "**Annexure K**".

2.5 Under the terms of the SPRA, (i) each Shareholder must agree to certain covenants (including but not limited to those described in Sections 3.1, 3.2, 4.1, 4.2 and the applicable provisions of Sections 5.1 and 5.3 of the SPRA and the confidentiality provision summarized below) and (ii) each Shareholder that accepts the Cash Offer in whole or in part (the "**Exiting Shareholders**") must agree to certain restrictive covenants as summarized below:

2.5.1 Each Exiting Shareholder is required to agree to a non-competition provision that prohibits such Exiting Shareholder (and its affiliates) from directly or indirectly or in any capacity whatsoever, engaging in or helping others to engage in any business activity which is competitive with the business of the Company and each of its subsidiaries as currently conducted and as currently proposed to be conducted. The non-competition lasts for a period of eighteen months following the date of Completion (as defined below) (such period, the "**Restricted Period**").

2.5.2 During the Restricted Period, no Exiting Shareholder (or such Exiting Shareholder's affiliates) is permitted (i) to solicit, recruit, contract with, induce or attempt to influence or advise, any current or former sales agent, client, customer, independent contractor, vendor, licensor, current or former employees or other agents or representatives of, or any other person that has, as of the date of Completion, an employment, agency, independent contractor, or other relationship with, the Company or any of its subsidiaries (collectively, "**Restricted Persons**"); (ii) to impair such Restricted Person's relationship with the Company or any of its subsidiaries or hire, engage or enter into any co-ownership or other arrangement with any such Restricted Person or (iii) to interfere with, or seek to interfere with, the relationship or potential relationship between the Company or any of its subsidiaries, on the one hand, and any such Restricted Person, on the other hand.

2.5.3 Shareholders are prohibited from disclosing confidential information of the Company and its subsidiaries, including the existence of the SPRA, without the consent of the Investor, Level Equity and the Parent, unless (i) disclosure is required by law to comply with a stock exchange, (ii) disclosure of such confidential information is required by a governmental authority under any law, or (iii) the disclosure is in connection with performance of the SPRA.

2.6 Completion of the implementation of the Proposed Restructure will occur in conjunction with the closing of the Series A Financing, which is expected to occur 3 business days after the conditions set out in paragraphs 2.1.1 to 2.1.3, and all other pre-closing conditions in the SPRA, have been satisfied or waived ("**Completion**"). The actions of each party under the SPRA are interdependent but each Shareholder will be obligated to transfer their Ordinary Shares to the Investor pursuant to the terms of the SPRA once either all of the conditions have been satisfied or waived by the Parent and/or Level Equity.

2.7 If the implementation of the Offer is not Completed by 10 days following the Opening Date, the Offer will lapse and the parties will not be obligated to participate in or consummate the Proposed Restructure and the Offer.

2.8 Shareholders who accept the Script Offer must execute the Stockholders Agreement as a Common Stockholder (as defined in the Stockholders Agreement) and their Exchange Shares will be subject to the provisions of the Amended and Restated Certificate of Incorporation of the Parent (the "**Restated Certificate**") attached as **Annexure E** and the Parent's Bylaws attached as **Annexure F**. The Stockholders Agreement contains a number of substantial restrictions on the rights of the Common Stockholders, a summary of which are **annexed** to this letter and marked "**Annexure L**". Shareholders are not currently subject to the types and extent of restrictions that Shareholders who accept the Script Offer will become subject to under the Stockholders Agreement.

2.9 Pursuant to the Restated Certificate:

2.9.1 Seniority. The Series A Preferred Stock will be (i) senior to all other equity securities of the Parent, including the Exchange Shares, with respect to distributions upon a Deemed Liquidation Event (as defined below) or liquidation and with respect to any dividend or redemption, (ii) convertible into shares of Common Stock (initially at a one to one ratio) (a) at any time at the holder's election or (b) automatically upon the closing of a firm commitment underwritten public offering with a price at least five times the Series A Original Issue Price (calculated as described in paragraph 1.6) resulting in gross proceeds of at least USD$50,000,000 or the consent of the holders of a majority of the outstanding shares of Series A Preferred Stock, and (iii) subject to weighted average anti-dilution protection in the event that the Parent issues shares of Common Stock at a price less than the Series A Original Issue Price (calculated as described in paragraph 1.6), which could result in substantial additional dilution to holders of Exchange Shares.

2.9.2 Dividends. Each share of Series A Preferred Stock will be entitled to non-cumulative dividends in the amount of the Series A Original Issue Price (calculated as described in paragraph 1.6) in preference to any dividends paid on outstanding shares of Common Stock (the "**Preferred Dividends**"). After the payment of the Preferred Dividends, no dividend will be declared or paid on shares of Common Stock unless the Series A Preferred Stock participate in such dividend on an as-converted to Common Stock basis.

2.9.3 Liquidation Preference. In the event of (i) a sale of the majority of the Parent's outstanding equity (whether by merger, stock, sale, consolidation, reorganization or any other transaction), (ii) a sale of all or substantially all of the Parent's assets (sub-clauses (i) and (ii) collectively, a "**Deemed Liquidation Event**") or (iii) the liquidation of the Parent, the holders of Series A Preferred Stock will receive a preferred return, prior to any payments to the holders of Common Stock, including the Exchange Shares, of an amount per share equal to the sum of (1) 100% of the Series A Original Issue Price (a total of AUD$40,000,000.00 converted into U.S. dollars at the Exchange Rate) plus any dividends declared but unpaid thereon less any Preferred Dividends previously paid, and (2) thereafter, an amount per share such holder of Series A Preferred Stock would have received if he, she or it had converted their shares of Series A Preferred Stock into shares of Common Stock immediately prior to the Deemed Liquidation Event or liquidation of the Parent (regardless of whether such holder of Series A Preferred Stock actually converted their shares of Series A Preferred Stock into shares of Common Stock) (the "**Preferred Return**"). In the event the Preferred Return would exceed 3.0 times the Series A Original Issue Price (calculated as described in paragraph 1.6) less any Preferred Dividends previously paid, the holders of the Series A Preferred Stock will receive in lieu of the Preferred Return, the greater of 3.0 times the Series A Original Issue Price (calculated as described in paragraph 1.6) less any Preferred Dividends previously paid or the amount such holder of Series A Preferred Stock would have received if he, she or it had converted their shares of Series A Preferred Stock into shares of Common Stock immediately prior to the Deemed Liquidation Event or liquidation of the Parent (regardless of whether such holder of Series A Preferred Stock actually converted their shares of Series A Preferred Stock into shares of Common Stock) (the "**Liquidation Preference**"). Holders of Common Stock will receive consideration in a Deemed Liquidation Event or a liquidation of the Parent only if the proceeds received in such transaction are of an amount sufficient to fully satisfy the Preferred Return. Accordingly, holders of Common Stock may not receive any proceeds upon the occurrence of the Deemed Liquidation Event or liquidation of the Parent.

2.9.4 Redemption. After the five year anniversary of the date of Completion, the holders of a majority of the outstanding shares of Series A Preferred Stock may require the Parent to redeem all outstanding shares of Series A Preferred Stock for a price per share equal to the greater of (i) the Series A Original Issue Price (calculated as described in paragraph 1.6) less any Preferred Dividends previously paid plus all declared but unpaid dividends thereon plus the Redemption Dividends (as defined below) or (ii) the fair market value per share of Series A Preferred Stock (which shall be calculated by first multiplying the revenue of the Parent, calculated in accordance with the Parent's past practice, for the 12 months preceding the delivery of the redemption request by 5.0 (the "**LTM Revenue**"), second multiplying the LTM Revenue by the percentage ownership of the Parent then held by the holders of Series A Preferred Stock (the "**Redemption Amount**") and lastly dividing the Redemption Amount by the then aggregate number of outstanding shares of Series A Preferred Stock. "**Redemption Dividends**" means dividends at the rate per annum of 8% of the Series A Original Issue Price (calculated as described in paragraph 1.6) per share accruing on the shares of Series A Preferred Stock issued as of the Series A original issue date (subject to appropriate adjustment) from and after the Series A original issue date. Redemption Dividends shall accrue from day to day, whether or not declared, and shall be cumulative; provided that the Redemption Dividends shall be payable only upon a redemption of the Series A Preferred Stock as described in the Restated Certificate. In the event that the Parent is not legally permitted to redeem the shares of Series A Preferred Stock on the applicable redemption date, then it shall use commercially reasonable efforts to raise sufficient funds to redeem all of the shares of Series A Preferred Stock that were requested to be redeemed and if it unable to redeem the shares of Series A Preferred Stock within one year after the redemption request, it shall effect a Deemed Liquidation Event unless the holders of a majority of the outstanding shares of Series A Preferred Stock not redeemed elect otherwise.

2.9.5 Voting Rights. Each holder of shares of Series A Preferred Stock shall have the right to one vote for each share of Common Stock into which the shares of such Series A Preferred Stock could then be converted. In addition, the holders of Series A Preferred Stock shall have the benefit of "protective provisions" set forth in Section 4.2(c)(iii) of Article IV of the Restated Certificate.

2.10 Each Shareholder will have indemnity obligations to Level Equity and its affiliates for all representations, covenants and fraud or misrepresentation made by such Shareholder in the SPRA. In addition, Exiting Shareholders will also have indemnity obligations for certain actions or inactions taken by the Company, under the terms detailed in the SPRA. The indemnification obligations of the Shareholders and the Company are summarized in "**Annexure M**" attached hereto. Shareholders may have to repay some or all of the proceeds of the Cash Offer or return some or all of the shares received in the Script Offer (or pay cash out of proceeds) to satisfy their indemnity obligations, some of which last indefinitely.

2.11 Pursuant to the SPRA:

2.11.1 Shareholders, on behalf of themselves and their assigns and affiliates, will release Level Equity, the Company, the Company's subsidiaries and their respective affiliates from any claims, whether known or unknown, which such Shareholders may have as of the date of Completion with certain exceptions as described in the SPRA.

2.11.2 Shareholders waive any and all preemptive rights, rights of first refusal, right of first offer or other similar rights such Shareholders have as equity holders of the Company relating to the Proposed Restructure including, without limitation, under any Governing Documents (as defined in the SPRA), any shareholders' agreement or other equity interest agreements, orally or in writing, to purchase or acquire from the Company or any shareholder of the Company any equity securities in the Company, or any securities convertible into or exchangeable for equity securities in the Company.

2.11.3 The Shareholders will be required to appoint Stephen John Bradshaw (who is participating in both the Cash Offer and the Script Offer) as the Shareholders' representative (the "**Representative**") to administer and act as their agent and attorney-in-fact for and on their behalf with respect to any indemnification claims under the SPRA. The Representative shall have no duties towards the Shareholders except as expressly set forth in the SPRA, and shall not incur any liability to the Shareholders, for any action or action taken or not taken by him in connection with his service as the Representative, except for any liabilities imposed by law for gross negligence or willful misconduct. In addition, the Representative shall not be liable to the Shareholders for any apportionment or distribution of payments made by him in good faith. A decision, act, consent or instruction of the Representative shall constitute a decision of all the Shareholders and shall be final, binding and conclusive upon each such Shareholder. Each Shareholder is required to give an unconditional and irrevocable power of attorney to the Representative, allowing the Representative to: (i) defend and administer claims for indemnification against the Shareholders and (ii) take any actions necessary to defend, pursue, resolve and/or settle indemnification claims under the SPRA In the SPRA, each Shareholder shall agree that he, she or it will be bound by any action taken by the Representative in accordance with the terms of the SPRA.

THIS SUMMARY IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE SPRA, THE STOCKHOLDERS AGREEMENT, THE RESTATED CERTIFICATE AND BYLAWS ATTACHED HERETO. WE URGE YOU TO READ THESE DOCUMENTS IN THEIR ENTIRETY AND CONSULT WITH YOUR OWN INDEPENDENT COUNSEL AND TAX AND FINANCIAL ADVISERS PRIOR TO MAKING AN ELECTION.

3. ELIGIBILITY TO PARTICIPATE

3.1 You are eligible to participate in the Offer if you have shares registered in the Company in your name as at 5pm in Brisbane, Australia on the Opening Date.

4. HOW TO PARTICIPATE IN THE OFFER

4.1 To participate in the Offer, you must return the Offer Acceptance Form by no later than 5pm in Brisbane, Australia on the date which is 10 days after the Opening Date (**"Closing Date"**). For the Proposed Restructure, Offer and Series A Financing to proceed, you must tender all of your Ordinary Shares pursuant to either the Cash Offer or Script Offer.

4.2 If you wish to partake in the Offer, please:

4.2.1 Review this letter and all information and documents contained herein and attached hereto;

4.2.2 agree to the Offer terms by completing the Offer Acceptance Form set out below;

4.2.3 agree to the terms of the SPRA by signing the applicable signature page thereto **annexed** to this letter and marked **"Annexure D"**;

4.2.4 execute the enclosed personalised share transfer form **annexed** to this letter as **"Annexure B"**; and

4.2.5 if you elect to exchange your Ordinary Shares for Exchange Shares, agree to be bound by the Stockholders Agreement of the Parent **annexed** to this letter and marked **"Annexure C" ("Stockholders Agreement")** by signing the signature page thereto **annexed** to this letter and marked **"Annexure D"**,

and return signed copies of each of the above documents, together with your share certificates for your Ordinary Shares which certify your shareholding in the Company, to Sean Diljore at sean.diljore@simpro.co and Level 1, 31 McKechnie Drive, Eight Mile Plains QLD 4113 by the Closing Date. If you have lost your share certificates please contact the Company for a copy of affidavit of lost share certificate. **There are NO WITHDRAWAL RIGHTS from the Offer. Once share certificates for your Ordinary Shares have been delivered to the Company pursuant to the Offer, they may not be withdrawn and you may not revoke or change the number of Ordinary Shares you deposited pursuant to the Cash Offer and/or the Script Offer, as applicable, without the prior written consent of (i) the Company and (ii) Level Equity.**

4.3 In the event the Exiting Shareholders tender, in the aggregate, more than 563,725 Ordinary Shares in the Cash Offer (such that the total consideration payable by the Investor to the Exiting Shareholders would exceed AU$22,549,000), the Parent and/or the Investor will notify the Exiting Shareholders and seek to negotiate with those Exiting Shareholders to have them tender a greater portion of their Ordinary Shares for the Script Offer, subject to any applicable laws that require equal treatment of all Shareholders. In the event any Shareholder fails to respond to this letter in the first 5 days following the Opening Date, the Parent and/or Investor will reach out to, and seek to come to an agreement with, those Shareholders. If the Parent and the Investor are unable to agree with the Exiting Shareholders to purchase a maximum of 563,725 Ordinary Shares for the Cash Offer on or before the Closing Date, the Offer will lapse.

4.4 The Offer is open until 5pm in Brisbane, Australia on the Closing Date. Following the close of the Offer, you will be informed of the proposed date of Completion.

4.5 The Offer is personal to you and you may not deal with or share or disclose your rights or obligations under this letter (except to your professional advisers under the confidentiality obligations in paragraph 13.1 hereof) without the prior written agreement of the Company.

5. KEY INFORMATION

5.1 As you are aware, the business of the Company comprises the development, sale and implementation of job management software for service, project and maintenance contractors and the Company has offices in Australia, the United Kingdom and the United States.

5.2 Based in New York, NY, each Level Fund is a private investment firm focused on providing growth capital to rapidly growing software and internet companies.

5.3 The Proposed Restructure reflects a common restructure that Australia-domiciled technology companies follow in order to obtain an increased likelihood of funding from United States-based institutional venture capital funds and it is designed to enable eligible shareholders of the Company who are residents in Australia for tax purposes to benefit from capital gain tax rollover relief.

5.4 The following additional background information is provided for your benefit:

5.4.1 the Amended and Restated Certificate of Incorporation and Bylaws of the Parent (**"Annexure E"** and **"Annexure F"** respectively);

5.4.2 Stockholders' Agreement of Parent (**"Annexure C"**);

5.4.3 a share capital table of the Parent assuming the Proposed Restructure completes (**"Annexure G"**);

5.4.4 the Stock Purchase and Restructure Agreement (**"Annexure A"**);

5.4.5 the most recent management accounts of the Company, which do not include R&D tax incentive and Income Tax entries pending tax compliance finalisation for the financial year, attached as **Annexure H** and the unaudited consolidated financial statements of the Company and its subsidiaries for the fiscal years ended 30 June 2014 and 30 June 2015 (**"Annexure N"**); and

5.4.6 Risk factors described in **Annexure J**.

5.5 Immediately following Completion, the Board of Directors of the Parent will be comprised of the following directors: Benjamin Levin, Charles Chen, Brad Couper, Sean Diljore, Stephen Bradshaw, and Curtis Thompson.

5.6 We expect that the net proceeds of the Series A Financing are expected to be AU$38,500,000 after deducting offering expenses of approximately AU$1,500,000, and will be used approximately as follows:

Use	**Minimum Amount**
Purchase of 563,725 Ordinary Shares from the Investor	AU$22,549,000
Working Capital	AU$15,951,000
Total	**AU$38,500,000**

The expenses to be incurred in developing and pursuing the business plan of the Parent and its subsidiaries cannot be predicted with any degree of certainty. The foregoing table represents the Parent's best estimate of the allocation of proceeds of the Series A Financing based upon the current plans of the Parent and its subsidiaries and current economic and industry conditions. Moreover, although the Parent has identified generally how it expects to use the proceeds from the Series A Financing, the Parent will have broad discretion in determining the specific uses of the proceeds and the Board of Directors of the Parent may find it necessary or advisable to reallocate the net proceeds or use portions thereof for other purposes, except that pursuant to the SPRA, the Parent is prohibited from using any of the proceeds received by it in the Series A Financing to declare a dividend or make any other distributions to the holders of its capital securities other than in the Proposed Restructure. The Shareholders will not have the opportunity to evaluate the economic, financial and other information on which decisions on how to use the proceeds are based. As a result, the Parent's success will be substantially dependent upon the discretion and judgment of its management with respect to the application and allocation of the net proceeds of the Series A Financing.

6. CURRENT TRADING

6.1 We enclose with this Offer at "**Annexure H**" the most recent management accounts of the Company, which do not include R&D tax incentive and Income Tax entries pending tax compliance finalisation for the financial year.

7. KEY DATES FOR THE OFFER

7.1 The key dates for the Offer are as follows:

Key Event	Date
Opening date of Offer ("**Opening Date**")	The date of this letter
Closing date of Offer ("**Closing Date**")	10 days after the date of this letter
Estimated date of Completion	3 business days after the Closing Date
Expected date for issue of Exchange Shares and Payment for Cash Offer	At Completion
Expected date for despatch of Share Certificates for Exchange Shares	2 business days after Completion

8. PAYMENT METHOD

8.1 If you elect to sell all or some of your Ordinary Shares to the Investor in the Cash Offer, you must nominate in the Offer Acceptance Form a bank account to which the Investor can make payment of your cash consideration on Completion by wire transfer.

9. AVAILABILITY OF CAPITAL GAINS TAX ROLLOVER RELIEF IN RESPECT OF ISSUE OF EXCHANGE SHARES

9.1 Please see at "**Annexure I**", a memorandum prepared by the Company's tax advisors, PriceWaterhouseCoopers, on the expected tax treatment of the Proposed Restructure for residents in Australia.

10. RECOMMENDATION

10.1 The board of directors of the Company has unanimously resolved to recommend the Offer, Proposed Restructure and Series A Financing to all Shareholders as in the best interests of the Company and all Shareholders.

10.2 Level Equity does not express any opinion or make any recommendation to the Shareholders as to whether and to what extent the Shareholders should participate in the Cash Offer and/or the Script Offer.

11. IMPORTANT NOTICES

Notices to applicant

11.1 The information in this letter is not financial product advice and does not take into account your investment objectives, tax circumstances, financial situation or particular needs. This letter should not be construed as financial, taxation, legal or other advice. The Company is not licensed to provide financial product advice in respect of its securities or any other financial products.

11.2 If you do not fully understand this letter including the rights of and restrictions on the Exchange Shares and the obligations under the SPRA or the Stockholders Agreement, or are in doubt as to how to deal with it, you should seek professional advice from your lawyer, accountant and/or other professional adviser before deciding whether to participate in the Offer.

11.3 If not sold in the Offer, the value of your Ordinary Shares may significantly appreciate or depreciate over time. The price at which the Investor is offering to purchase your Ordinary Shares may not be the highest price that you could obtain for your Ordinary Shares now or in the future. If you choose to participate in the Offer, you understand and agree that you are giving up the opportunity to sell your Ordinary Shares to any person at a possibly higher price, now or in the future, and to receive the benefit of future appreciation, if any, in the value of the Ordinary Shares sold to the Investor. There can be no assurance, however, that the price of the Ordinary Shares will increase or to what extent.

11.4 No person has been authorized to give any information or to make any representations not contained or incorporated in this letter in connection with the matters referenced herein and, if given or made, such information or representations must not be relied upon as having been so authorized by the Company, the Parent or the Investor. This letter shall not, under any circumstances, create any implication that there has been no change in the affairs of the Company since the Opening Date or that the information contained herein is correct as of any time subsequent to its date.

11.5 Your rights as a holder of the Company's Ordinary Shares will be materially affected by the Proposed Restructure and the Series A Financing. It is important that you carefully read this letter and the enclosures herewith in order to understand how the Proposed Restructure and the Series A Financing will affect you.

No offer where Offer would be illegal

11.6 This letter is provided to you on the basis that you are a senior employee or sophisticated investor as that term is defined in the *Corporations Act 2001*(Cth), or alternatively as a personal offer that fits within a small scale offer exemption under the *Corporations Act 2001* (Cth).

11.7 This letter and the Offer Acceptance Form do not, and are not intended to, constitute an offer or invitation in any place in which, or to any person to whom, it would not be lawful to make such an offer or invitation. No action has been taken to register or qualify the Offer. The distribution of this letter and the Offer Acceptance Form (including electronic copies) outside Australia may be restricted by law and persons who come into possession of this letter outside Australia should seek advice of qualified legal counsel on and observe any such restrictions. Any failure to comply with such restrictions may constitute a violation of applicable securities laws.

11.8 The Company has determined that the Offer does not constitute a tender offer of the type governed by sections 13(e)(4) or 14(d) of the Securities Exchange Act of 1934, as amended. However, neither the U.S. Securities and Exchange Commission nor any state or federal (foreign or otherwise) securities commission has approved or disapproved the Offer or determined if this letter or any other materials or information provided in connection with the Offer is accurate or complete. Neither the Company, the Parent nor the Investor are in the business of dealing in securities, and nothing in this Offer to Purchase shall be read to cause the Company, the Parent or the Investor to be in, or hold themselves out as being in the business of dealing in securities.

12. GOVERNING LAW AND JURISDICTION

12.1 This letter and its terms are governed by the laws of Queensland, Australia and the parties submit to the non-exclusive jurisdiction of the courts of that State.

13. CONFIDENTIALITY

13.1 This letter, the information contained in this letter and any information provided to you in connection with the Offer is strictly confidential. It may not be disclosed by you or on your behalf to any person unless it is required to be disclosed by law or regulation or to your lawyer, accountant or other professional adviser as long as such person is instructed by you as to the confidentiality hereof and is bound by confidentiality obligations (whether professional or otherwise) with respect hereto.

14. ENQUIRIES

14.1 If you have any enquiries in relation to this letter, please contact Sean Diljore by email at sean.diljore@simpro.co or by phone on 0439 717 031 or consult your professional legal, tax, financial or other adviser.

Regards,

....	....
Sean Diljore Chairman of the Company	Sean Diljore Director of simPRO Holding (Aus) Pty Ltd

Annexures:

A - Stock Purchase and Restructure Agreement
B - Share Transfer Form
C – Stockholders' Agreement of Parent
D – Signature Pages to Stockholders' Agreement and Stock Purchase and Restructure Agreement
E - Amended and Restated Certificate of Incorporation of Parent
F - Bylaws of Parent
G - Share Capital Table of Parent
H - Management Accounts
I - Tax Memorandum
J - Risk Factors
K – Representations and Warranties
L – Stockholders Agreement Restrictions
M – Indemnification
N – Financial Statements

OFFER ACCEPTANCE FORM

To: **SIMPRO HOLDINGS (AUS) PTY LTD ("INVESTOR") AND SIMPRO HOLDINGS, INC. ("PARENT")**

INSERT SHAREHOLDER NAME: (Shareholder) ____________________________

SHAREHOLDER ADDRESS: ____________________________

DATE: ____________________________

Shareholder **IRREVOCABLY** tenders the following FULLY PAID ORDINARY SHARES for sale to the Investor in the quantities and for the consideration set out below, in accordance with the letter dated 24 September 2016 (**Offer Letter**):

TOTAL SHARES HELD BY SHAREHOLDER:	
NUMBER OF SHARES TENDERED TO INVESTOR FOR AU$40 PER SHARE ON TERMS OF SPRA:	____________ [INSERT NUMBER OF ORDINARY SHARES YOU WANT TO SELL TO THE INVESTOR AT A PURCHASE PRICE OF AU$40 PER SHARE]
NUMBER OF SHARES TENDERED TO INVESTOR IN EXCHANGE FOR THE ISSUE OF THE EXCHANGE SHARES ON TERMS OF SPRA:	____________ [INSERT NUMBER OF ORDINARY SHARES YOU WANT TO SELL TO THE INVESTOR IN EXCHANGE FOR AN EQUIVALENT NUMBER OF EXCHANGE SHARES IN THE PARENT]

The Shareholder (i) acknowledges its Ordinary Shares are tendered subject to the terms set out in the Offer Letter and the Share Restructure and Purchase Agreement enclosed at Annexure A to the Offer Letter ("**SPRA**"), (ii) by signing this Offer Acceptance Form consents to the sale of all of the Ordinary Shares of the Company to the Investor pursuant to the terms of the Offer Letter and the SPRA and all other transactions contemplated by the Proposed Restructure and waives any rights it may have under the Company's current constitution or otherwise in respect of the sale of Ordinary Shares in the Company and the other transactions contemplated by the Proposed Restructure, including, but not limited to, any rights of pre-emption or rights of first refusal, (iii) agrees to execute the signature page enclosed at Annexure D of the Offer Letter to accede to the SPRA enclosed at Annexure A, and (iv) if the Shareholder has elected to sell all or some of its Ordinary Shares in exchange for the issue of Exchange Shares (as defined in the Offer Letter), agrees to execute the signature page enclosed at Annexure D of the Offer Letter to accede to the Stockholders Agreement enclosed at Annexure C of the Offer Letter (**Stockholders Agreement**) and agrees that the Exchange Shares are issued subject to the terms of the Parent's Amended and Restated Certificate of Incorporation and Bylaws enclosed at Annexure E and Annexure F respectively. The Shareholder encloses with this application a signed copy of the SPRA and, if applicable, the Stockholders Agreement.

[OPTION 1: If executing as a company]

Executed by ______________________________ acting by the following persons or, if the seal is affixed, witnessed by the following persons in accordance with s127 of the Corporations Act 2001:

....	....
Signature of director	Signature of director/company secretary
....	....
Name of director (print)	Name of director/company secretary (print)

[OPTION 2: If executing as an individual]

....	....
Name	Signature

ANNEXURE A

STOCK PURCHASE AND RESTRUCTURE AGREEMENT

ANNEXURE B

SHARE TRANSFER FORM

ANNEXURE C

STOCKHOLDERS AGREEMENT

ANNEXURE D

SIGNATURE PAGES TO STOCKHOLDERS' AGREEMENT AND STOCK PURCHASE AND RESTRUCTURE AGREEMENT

ANNEXURE E

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF PARENT

ANNEXURE F

BYLAWS OF PARENT

ANNEXURE G

SHARE CAPITAL TABLE

Stockholders	Number of Shares of Common Stock	Number of Shares of Series A Preferred Stock	Fully Diluted Share Amount
Continuing Stockholders	551,575	0	551,575
Bradley Couper	1	0	1
Level I	0	97,270	97,270
Level II	0	291,808	291,808
Option Plan (to be put in place promptly after the date of Completion)	104,517	0	104,517
Totals:	655,092	389,078	1,045,171

ANNEXURE H

MANAGEMENT ACCOUNTS

ANNEXURE I

TAX MEMORANDUM

ANNEXURE J

RISK FACTORS

Before making a decision with respect to the Offer, you should carefully consider, in addition to the other information contained in this letter and its annexures, the following discussion of risk factors relates to the Offer as of 24 September 2016. Developments subsequent to this date could materially affect the information below or could create additional risk factors not present as of 24 September 2016. The terms "we," "us," and "our," below refer, collectively, to the Parent and its subsidiaries.

Certain Risks and Considerations Related to the Offer

The sale of Ordinary Shares in the Cash Offer will preclude the opportunity to sell such Ordinary Shares in or following an initial public offering ("IPO"), if any, of Parent's Common Stock.

The Parent's Board of Directors may evaluate from time-to time a potential future IPO of the Parent's Common Stock. An IPO would create a public market for Parent's Common Stock into which stockholders could sell their shares following the IPO. If successfully completed, an IPO could involve an offering price per share that is higher than the offer price contemplated by the Offer (the "Offer Price") and it is possible that the trading price of the Parent's Common Stock after an IPO could exceed the Offer Price. The Parent's ability to successfully complete an IPO, should it elect to pursue such an alternative, is subject to a number of significant risks and contingencies (some of which are not within the control of the Parent), including (i) the receptivity of the securities markets to offerings by companies in its line of business, (ii) continued growth in its business and financial results, (iii) the absence of negative developments with respect to its business or industry or the economy in general, and (iv) successful completion of review by the Securities and Exchange Commission (or its equivalent in any other jurisdiction). Accordingly, the Parent cannot guarantee or predict with any degree of certainty if or when the Parent may be able to successfully complete an IPO. However, if you decide to participate in the Cash Offer, you will be giving up the opportunity to dispose of the shares you sell in the Cash Offer at a possibly higher price in or following an IPO.

Future Value of the Company's Ordinary Shares may be greater than the Offer Price.

Although there is currently no trading market for the Company's Ordinary Shares and none is expected to develop for the foreseeable future, you may be able to sell your Ordinary Shares of the Company at a future date. but for either a per share purchase price that is greater or less than the Offer Price or for non-cash consideration. the ultimate value of which may be greater or less than the Offer Price. If you accept the Cash Offer. you would not be able to sell your Ordinary Shares for consideration greater than the Offer Price.

You may be able to exchange your Ordinary Shares of the Company at a future date, but for non-cash consideration, the ultimate value of which may be greater or less than the value of the shares of Common Stock of Parent you will receive by participating in the Script Offer. If you accept the Script Offer, you would not be able to exchange your Ordinary Shares of the Company in the future for consideration greater than value of the shares of Common Stock of Parent you will receive by participating in the Script Offer.

Future Proceeds Payable to Holders of Parent's Common Stock Will be Severely Impaired by Liquidation Preferences on Parent's Preferred Stock.

If you elect to participate in the Script Offer, future proceeds payable with respect to Common Stock of the Parent will be severely impaired by the substantial liquidation preferences of Parent's preferred stock. If either the Parent or the Company is sold for an amount less than or equal to the aggregate liquidation preference (AU$40,000,000 converted into U.S. dollars at the Exchange Rate) as of the date of Completion, subject to adjustment), the holders of Parent's Common Stock will receive nothing in connection with such transaction. If either the Parent or the Company is sold for an amount greater than the aggregate liquidation preference, the holders of Parent's Common Stock (as a result of the Script Offer) will receive consideration from such acquisition only after payment of such substantial liquidation preference to the holders of Series A Preferred Stock of Parent and the holders of any other series of preferred stock Parent may issue in the future.

You May Not Be Able to Sell Parent's Common Stock or the Value You Receive May be Less than What you Could Receive by Accepting the Cash Offer. You should be Prepared to Hold Your Shares of Parent's Common Stock Indefinitely.

There is currently no public market for shares of either Parent's Common Stock nor Company's Ordinary Shares and each of the Company and the Parent may never have an IPO and no market may ever develop for any such shares. If you accept the Script Offer, the shares of Parent's Common Stock you will receive are "restricted securities" under U.S. federal and applicable state securities laws and, as such, may not be transferred, sold or otherwise disposed of except in compliance with federal registration and applicable state qualification requirements or unless an exemption from such registration and qualification requirements is available. In addition, you must comply with significant restrictions on transferability contained in the Stockholders Agreement, prior to any transfer of the shares of Parent's Common Stock. If you accept the Script Offer, you should be prepared to hold your shares of Parent's Common Stock indefinitely. There may never be a public or private market for Parent's Common Stock or the Company's Ordinary Shares and you may never be able to dispose of your Ordinary Shares or shares of Parent's Common Stock at a price you find attractive, or at all.

Certain Risks Related to Parent's Capital Stock

Parent does not intend to pay any cash dividends in the foreseeable future.

Parent does not anticipate declaring or paying any cash dividends in the foreseeable future. Parent intends to reinvest any earnings in the growth of its business. Payments of future dividends, if any, will be at the discretion of Parent's Board of Directors in accordance with its governing documents after taking into account various factors, including Parent and its subsidiaries' and the Company's business, operating results and financial condition, current and anticipated cash needs and plans for expansion.

Additional stock issuances by the Company or the Parent could result in significant dilution to the Company's or the Parent's stockholders.

Additional issuances of each of the Company's or the Parent's stock will result in dilution to existing holders of the Company's stock and/or the holders of the Parent's stock following the acceptance of the Script Offer. The amount of dilution could be substantial depending upon the size of the issuances. In addition, the Series A Preferred Stock being issued in the Series A Financing has anti-dilution protection which could result in further substantial dilution to holders of Parent's Common Stock.

Indemnification and Liability of the Shareholders.

Each Shareholder will, in accordance with the terms of the SPRA, be severally, and not jointly, liable for the indemnifications obligations of such Shareholder. The Exiting Shareholders will, in accordance with the terms of the SPRA, be liable for indemnification obligations of the Company, subject to the terms and limitations summarized in **Annexures K and M**. In certain circumstances the liability of the Company and/or the Shareholders is not subject to any of the limitations in the SPRA. See **Annexure M**.

Certain Risks Related to the Business

We may not be profitable in future periods.

We expect that our expenses will increase in future periods as we implement initiatives designed to grow our business, including, among other things, the development and marketing of new services and products, expansion of our infrastructure, international expansion to the United States and general and administrative expenses. If our revenues do not sufficiently increase to offset these expected increases in operating expenses, we may incur significant losses and will not become profitable. We may not be able to achieve profitability in the future. Any failure to achieve profitability may materially and adversely affect our business, results of operations and financial condition.

We face intense competition from other producers of workforce management software for trade contractors, which could negatively impact our business, results of operations and financial condition and cause our market share to decline.

The market for our service management products is competitive and subject to rapidly changing technology, shifting customer needs and frequent introductions of new products and services. We expect the intensity of competition to increase in the future as new companies enter our markets and existing competitors develop stronger capabilities. Our competitors may be able to devote greater resources to the development, promotion and sale of their products than we can to ours, which could allow them to respond more quickly than we can to new technologies and changes in customer needs and achieve wider market acceptance. Because the barriers to entry into the service management industry segments are generally low, we expect to continue to face competition from new entrants. We also encounter competition from a broad range of companies in the United States market, which possess greater resources than we do, and small independent companies that compete primarily on the basis of price. We may not compete effectively and competitive pressures might prevent us from acquiring and maintaining the customer base necessary for us to be successful.

If we do not prevail in an intellectual property rights dispute, we may be subject to significant liabilities or required to license rights from a third party.

Although we believe that our products do not infringe upon the proprietary rights of third parties, we cannot assure you that third parties will not assert infringement claims against us with respect to current or future products, or that any such assertions will not require us to enter into royalty arrangements or result in costly litigation, or result in us being unable to use the intellectual property.

The failure to adequately protect and enforce our intellectual property and other proprietary rights could materially harm our business. If we resort to legal proceedings to enforce or defend our intellectual property rights or to determine the validity and scope of the intellectual property or other proprietary rights of others, the proceedings could be burdensome and expensive, even if we prevail, and if we do not, we may be subject to significant liabilities or required to license rights from a third party at substantial cost, or be prohibited from selling our products.

We may experience significant quarterly and annual fluctuations in our operating results due to a number of factors, which makes our future operating results difficult to predict.

Our quarterly and annual operating results may fluctuate significantly due to a variety of factors, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance.

Factors that may affect our operating results include:

- our ability to increase sales to existing customers and to renew agreements with our existing customers at comparable prices, particularly larger customers;
- our ability to attract new customers in the United States;
- changes in our pricing policies or those of our competitors, or pricing pressure on our software and related services;
- mix and average selling price of products sold;
- periodic fluctuations in demand for our software and services;
- volatility in the sales of our software and timing of the execution of new and renewal agreements within such periods;
- reductions in customers' budgets for information technology purchases and delays in their purchasing cycles, particularly in light of recent adverse global economic conditions;
- our ability to develop and implement in a timely manner new software and enhancements that meet customer requirements;
- our ability to hire, train and retain key personnel;
- any significant changes in the competitive dynamics of our market, including new entrants or substantial discounting of products;
- our ability to control costs, including our operating expenses;
- any significant change in our facilities-related costs;
- the timing of hiring personnel and of large expenses such as those for trade shows and third-party professional services;
- general economic conditions, and events or conditions that affect in the workforce management software industry in particular;
- our ability to appropriately resolve any disputes relating to our intellectual property; and
- the impact of a recession or any other adverse global economic conditions on our business, including a delay in signing or a failure to sign significant customer agreements.

We have in the past experienced, and we may continue to experience, significant variations in our level of sales. In recent periods, several of our customers and potential customers have delayed purchasing decisions. Such variations in our sales, or delays in signing or a failure to sign or renew significant customer agreements, have led to significant fluctuations in our cash flows, revenue and deferred revenue on a quarterly and annual basis. Our operating results have been impacted, and will likely continue to be impacted in the near term, by any delays in signing or failures to sign significant customer agreements. Failure to achieve our quarterly goals will decrease the value of Parent and accordingly Parent's securities.

If we are unable to introduce, develop and market new and enhanced versions of our software products, we may be put at a competitive disadvantage.

Our success depends on our continued ability to introduce, develop and market new and enhanced versions of our software products. However, we cannot assure you that this process can be maintained. We plan to continue our investment in product development in future periods. It is critical to our success for us to anticipate changes in technology, industry standards and customer requirements and to successfully introduce new, enhanced and competitive products to meet our customers' and prospective customers' needs on a timely basis. However, we cannot assure you that revenues will be sufficient to support the future product development that is required for us to be competitive. Although we may be able to release new products in addition to enhancements to existing products, we cannot assure you that our new or upgraded products will be accepted by the market, will not be delayed or cancelled, will not contain errors or "bugs" that could affect the performance of the product or cause damage to users' data, or will not be rendered obsolete by the introduction of new products or technological developments by others. If we fail to develop products that are competitive in technology and price and fail to meet customer needs, our market share will decline and our business, results of operations and financial condition could suffer materially.

Our international sales and operations subject us to additional risks that can adversely affect our business, results of operations and financial condition.

We receive sales from customers located outside of Australia, and we are continuing to expand our international operations as part of our growth strategy. Our international operations subject us to a variety of risks, including:

- increased management, travel, infrastructure and legal compliance costs associated with having multiple international operations;
- longer payment cycles and difficulties in collecting accounts receivable;
- the need to localize our products and licensing programs for international customers;
- lack of familiarity with and unexpected changes in foreign regulatory requirements;
- fluctuations in currency exchange rates;
- the burdens of complying with a wide variety of foreign laws and legal standards;
- increased financial accounting and reporting burdens and complexities;
- weaker protection of intellectual property rights in some countries;
- overlapping of different tax regimes; and
- political, social and economic instability abroad, terrorist attacks and security concerns in general.

Any of these risks could harm our international operations and reduce our international sales, adversely affecting our business, results of operations, financial condition and growth prospects.

ANNEXURE K

REPRESENTATIONS AND WARRANTIES

The summary below is qualified in its entirety by reference to the SPRA attached to this letter:

- The Company is required to make certain representations and warranties to Level Equity regarding the matters described in Article VI of the SPRA, which representations and warranties are qualified by any information included on corresponding disclosure schedules to the SPRA (the "**Disclosure Schedules**") prepared by the Company for this purpose. As described in **Annexure M**, the Company and the Exiting Shareholders are obligated to indemnify Level Equity against any Losses (as defined in the SPRA), arising out of or resulting from the breach of any representations or warranties of the Company in the following manner: first, by the Exiting Shareholders, severally, in the proportion that the consideration received by each such Exiting Shareholder bears to the total amount paid in the Cash Offer, subject to the Exiting Shareholder Cap (as defined below), and second, by the Company, the Investor and the Parent jointly and severally up to the Cap (as hereinafter defined). In addition, the Company and the Exiting Shareholders are obligated to indemnify Level Equity against Losses arising out of or resulting from the breach of any of the representations and warranties regarding existence and power of the Company, subsidiaries of the Company, authorization of transfer of the Company's Ordinary Shares, capitalization of the Company, non-infringement of intellectual property, taxes and Company brokers (the "**Fundamental Representations**") in the same manner as in the preceding sentence except that in this instance the Cap will be 100% of the amount paid by Level Equity for its shares of the Parent's Series A Preferred Stock (or AUD$40,000,000) converted into United States Dollars at the Exchange Rate (the "**Aggregate Level Investment Amount**").

- Each Shareholder is required to make certain representations and warranties to Level Equity regarding the matters described in Article VII of the SPRA. Each Shareholder, on a several and not joint basis, is obligated to indemnify Level Equity against any Losses arising out of or resulting from the breach of any such representations or warranties up to an amount equal to (i) the cash consideration received by an Exiting Shareholder or (ii) the value of the Exchange Shares received by any Shareholder that accepts the Script Offer, in each case converted into United States Dollars at the Exchange Rate (the "**Selling Shareholder Cap**").

ANNEXURE L

STOCKHOLDERS AGREEMENT RESTRICTIONS

The summary below is qualified in its entirety by reference to the Stockholders Agreement attached to this letter:

- Drag Along Rights (See Section 3.6). If (i) the Board of Directors of the Parent, (ii) the holders of a majority of the outstanding shares of Series A Preferred Stock and (iii) during the period of five (5) years from the date of the Stockholders Agreement, solely where such Deemed Liquidation Event values the equity of the Parent at less than AU$107,451,000 converted into U.S. dollars at the Exchange Rate (the "Post-Money Valuation") at the closing of such Deemed Liquidation Event, the holders of a majority of the outstanding shares of Common Stock, approve a Deemed Liquidation Event, all parties to the Stockholders Agreement will be required to vote in favor of such transaction, execute any documentation necessary to accomplish such transaction and take any other actions required to effect such as transaction subject to the requirements set forth in Section 3.6(c) of the Stockholders Agreement. Each holder of shares of Common Stock and Series A Preferred Stock is required to grant any nominee of the Parent an irrevocable proxy and power of attorney to take all necessary actions and execute and deliver all documents deemed necessary or appropriate to effectuate any Deemed Liquidation Event subject to Section 3.6 of the Stockholders Agreement.

- Transfer Restrictions (Section 3.2 of the Stockholders Agreement). Common Stockholders are not permitted to transfer their shares of Common Stock unless such transfer complies with the right of first refusal and co-sale rights described below or the holders of a majority of the outstanding shares of Series A Preferred Stock approve such transfer, unless the transfer is a Permitted Transfer. Permitted Transfers include, for Common Stockholders (i) that are natural persons, transfers of Common Stock to (a) the Parent, (b) the spouse, parent, sibling or descendants of such person and all trusts for the benefit of the stockholder or such persons formed for bona fide estate planning purposes so long as the Common Stockholder retains dispositive and voting control of such shares of Common Stock, or (c) such stockholder's estate or the beneficiaries of such stockholder's will or testament upon the stockholder's death; (ii) that are trusts, transfers of Common Stock to (a) the Parent or (b) the beneficiaries of such trust; and (iii) that are entities other than trusts, transfers of Common Stock to (a) the Parent or (b) any of its affiliates; provided, that any transferee shall be subject to the same transfer restrictions as the transferor stockholder; and provided further, that with respect to transfers made pursuant to clause (i) above, if neither the transferor stockholder nor such stockholder's estate or a beneficiary thereof retains dispositive and voting control over the subject shares of Common Stock (an **"Unwinding Event"**), then: (A) the initial transferring stockholder (or the beneficiary of such stockholder's estate) shall promptly notify the other stockholders of the Parent and the Parent of the pending occurrence of such Unwinding Event and (B) immediately following such Unwinding Event, without limiting any other rights or remedies, such initial transferring stockholder or such stockholder's estate (or a beneficiary thereof, as the case may be) shall take all actions necessary to promptly effect a transfer of all the shares of Common Stock held by the relevant permitted transferee either back to such Common Stockholder or to another entity or individual that qualifies as a permitted transferee of such initial transferring Common Stockholder (including such stockholder's estate or a beneficiary thereof). In addition, a Shareholder may not transfer their shares of Common Stock unless the transferee executes a joinder agreeing to be bound by the Stockholders Agreement and, if such transfer constitutes a Deemed Liquidation Event, then the holders of Series A Preferred Stock must receive the Preferred Return unless the right to receive the Preferred Return is waived or a holder of Series A Preferred Stock decides not to participate. Also, if a stockholder is an entity that was formed for the sole purpose of directly or indirectly acquiring equity securities of the Parent or has no substantial assets, then the equity holders of such entity stockholder may only transfer their own equity securities in such entity stockholder in compliance with the transfer restrictions in the Stockholders Agreement.

- Right of First Refusal and Co-Sale Rights (See Section 3.3 and 3.4 of the Stockholders Agreement). In the event that a Common Stockholder proposes to transfer any Shares (as defined in the Stockholders Agreement) other than certain permitted transfers described in the Stockholders Agreement, the holders of Series A Preferred Stock shall have a right of first refusal with respect to such Shares and the Company has a secondary right of refusal in the event that the holders of shares of Series A Preferred Stock choose not to exercise their right of first refusal with respect to all of the Shares proposed to be transferred. If all of the Shares proposed to be transferred are not purchased by the Company and/or the holders of Series A Preferred Stock as set forth above, or any holder of Series A Preferred Stock proposes to transfer any Shares, each holder of Common Stock and Series A Preferred Stock may elect to exercise its right of co-sale and participate on a pro rata basis in the transferring holders proposed sale of the Shares. If any holder exercises their co-sale rights, the consideration received from such transaction shall be allocated among all of the participating holders as if such transaction was a Deemed Liquidation Event.

- Board of Directors (See Article II of the Stockholders Agreement). After the consummation of the Proposed Restructure, the Board of Directors of the Parent and the governing bodies of its subsidiaries shall consist of up to six members comprised of: (i) two members designated by Level Equity (who shall initially be Benjamin Levin and Charles Chen), provided that the number of directors designated by Level Equity will be decreased to one director on the first date on which Level Equity holds less than 50% of the shares of Series A Preferred Stock purchased by Level Equity under the SPRA; and (ii) four members elected by the holders of majority of the shares of Common Stock held by all Common Stockholders (who shall initially be Brad Couper, Sean Diljore, Stephen Bradshaw and Curtis Thompson). In addition, the Parent shall invite a representative of each of Level Equity and the holders of a majority of the Common Stock held by the Common Stockholders to attend all meetings of the Board of Directors of the Parent in a nonvoting observer capacity and provide such representative with copies of all notices, minutes, consents, and other materials that are provided to the members of the Board; provided, however, that (i) such representatives shall agree to hold such information in confidence and trust and (ii) in certain circumstances the Parent shall not be required to provide access or information to such representatives.

- Registration Rights (See Article V). Common Stockholders holding more than 5% of the outstanding shares of Common Stock will be entitled to participate with the holders of Series A Preferred Stock in two demand registrations. In addition, the Common Stockholders holding more than 5% of the outstanding shares of Common Stock will be entitled to participate with the holders of Series A Preferred Stock in the event that the holders of Series A Preferred Stock exercise their short-form registration rights or "piggyback" registration rights (except that such Common Stockholders may be first excluded from any exercise of the "piggyback" registration rights if requested by an underwriter). In addition, Common Stockholders shall be prohibited from transferring any shares of Common Stock or other equity securities within 90 days after any registration of shares of Common Stock.

- Preemptive Rights. Common Stockholders are entitled to purchase equity securities proposed to be sold by the Parent if and to the extent that holders of Series A Preferred Stock decline to exercise their right to purchase such equity securities in full, subject to the Parent's right to reduce the number of equity securities a Common Stockholder may purchase by exercising such rights on a pro rata basis.

- Miscellaneous. Common Stockholders must take any and all actions to permit the Parent to comply with any and all of its obligations to Level Equity, even if the Common Stockholders did not approve such action.

ANNEXURE M

INDEMNIFICATION

The summary below is qualified in its entirety by reference to the SPRA attached to this letter:

- The Company and the Exiting Shareholders will indemnify Level Equity and each of its affiliated and related persons (the "**Indemnified Parties**") against Losses incurred by the Indemnified Parties from the matters described below and all such Losses shall be satisfied (i) first by the Exiting Shareholders, severally, in the proportion that the consideration received by each such Exiting Shareholder bears to the total amount paid in the Cash Offer subject to the Exiting Shareholder Cap and second, by the Company, the Investor and the Parent jointly and severally up to the Cap:
  - any inaccuracy in any of the warranties or representations of the Company in the SPRA as supplemented by the disclosure schedules;
  - any failure by the Company to perform or comply with any covenant or obligation in the SPRA;
  - any Liability of the Company arising from those matters disclosed on Schedule 11.1 attached the SPRA (collectively, the "**Specified Claims**"); and
  - fraud or intentional misrepresentation by the Company.

- The Shareholders, on a several and not joint basis, will indemnify (i) the Indemnified Parties, and (ii) each of the Indemnified Parties and the Company (solely with respect to a breach of the restrictive covenants), against Losses incurred by the Indemnified Parties (and/or the Company, as applicable) from:
  - any inaccuracy in any of the warranties or representations of such Shareholder in the SPRA;
  - any failure by such Shareholder to perform or comply with any covenant or obligation in the SPRA; and
  - fraud or intentional misrepresentation by such Shareholder.

- Limitations on Indemnity of Exiting Shareholders. The indemnification obligations of the Exiting Shareholders for fraud or intentional misrepresentation by the Company and for breaches by the Company of its representations and warranties, covenants or the Specified Claims are (i) several and not joint and any Losses payable by the Exiting Shareholders shall be in the proportion that the Exit Consideration received by such Exiting Shareholder bears to the total amount paid in the Cash Offer and (ii) limited to 30% of the consideration received by such Exiting Shareholder from the Cash Offer, converted into United States Dollars at the Exchange Rate (the "**Exiting Shareholder Cap**"), except for indemnification claims for fraud or intentional misrepresentation by the Company in which case the liability of each such Exiting Shareholder is not subject to any cap on Losses. Prior to seeking recoveries against the Company, the Parent or the Investor, the Indemnified Parties must seek recovery against all Exiting Shareholders.

- Basket. The provisions for indemnity for breaches of representations or warranties of the Company shall become effective only in the event that the aggregate amount of all Losses for which the Company, the Parent, the Investor and all Exiting Shareholders are liable exceeds USD$150,000 and in such event the Company, the Parent, the Investor and all such Exiting Shareholders shall be liable for all damages. The USD$150,000 basket shall not apply to: (i) claims for breaches of a Fundamental Representation or (ii) any other claim for indemnification arising from the action or inaction of the Company that is not based on a breach of the representations or warranties of the Company.

- Deductible. The provisions for indemnity for the Specified Claims shall become effective only in the event that the aggregate amount of all Losses for which the Company, the Parent, the Investor and all Exiting Shareholders are liable exceeds USD$10,000 and in such event the Company, the Parent, the Investor and all such Exiting Shareholders shall be liable for all damages in excess of USD$10,000.

- Damage Caps (Company). The Company shall not be liable for breaches of its representations and warranties in excess of 30% of Aggregate Level Investment Amount, converted into United States Dollars at the Exchange Rate (the "**Cap**"), except with respect to (i) a breach of a Fundamental Representation, covenant or Specified Claims, in which case the maximum aggregate liability of the

Company, the Parent and the Investor is 100% of the Aggregate Level Investment Amount or (ii) willful and material breach, fraud or intentional misrepresentation in which case the liability of the Company, the Parent and the Investor is not subject to any cap on Losses.

- Damage Caps (Shareholders). No Shareholder shall be liable for indemnification claims for breaches of such Shareholder's representations or warranties or for failure to satisfy any covenant applicable to such Shareholder in excess of the Selling Shareholder Cap. The Selling Shareholder Cap shall not apply to Losses resulting from any willful and material breach, fraud or intentional misrepresentation on the part of a Shareholder.

- Survival Periods. No indemnification claim for a breach of the Company's representations or warranties may be made by an Indemnified Party unless such claim is made on or prior to the eighteen (18) month anniversary of the date of Completion (the **"Initial Survival Period"**) unless such claim is initially made on or prior to the expiration of the Initial Survival Period; provided, however, that the indemnity period shall (i) extend to sixty (60) days after the expiration of the applicable statute of limitations with respect to a breach of the Company's representations regarding taxes and employee benefits or (ii) survive indefinitely for breaches of the Fundamental Representations (other than the Company's tax representation). The representations and warranties of the Shareholders shall survive indefinitely. All covenants and other agreements set forth in the SPRA shall survive indefinitely. The limitations described herein only apply to indemnification claims for breaches of representations and warranties and do not apply to indemnification or other claims arising from any other fact or circumstance.

- Reduction in Damages. The amount of any insurance proceeds received by the Company, the Parent or the Investor from insurance policies shall reduce the amount of Losses payable to the Indemnified Parties.

- Additional Shares. Any indemnification claims against the Company, the Parent or the Investor shall be satisfied, at the election of Level Equity, either in cash or in the issue of additional shares of Series A Preferred Stock by the Parent; provided, however, that if (i) Level Equity elects to receive additional shares of Series A Preferred Stock and (ii) such issuance will result in Level Equity holding more than 50% of the total number of the issued capital stock of the Parent (calculated on an as-converted basis), then such election shall be subject to the Parent's consent. If Level Equity elects to receive additional shares of Series A Preferred Stock, the Parent shall issue to Level Equity (at no additional cost), an additional number of shares of Series A Preferred Stock such that, after giving effect to such issuance, Level Equity will have been issued the total number of shares of Series A Preferred Stock that would have been held by Level Equity in the Parent as of the date of Completion, that represents the percentage interest in the Parent (calculated on a fully diluted basis as of the Completion and assuming the Parent's option plan was in place) equal to (x) the Aggregate Level Investment Amount, divided by (y) the Post-Money Valuation, as adjusted to give effect to the applicable Loss. The indemnification obligations of any Shareholder who accepted the Script Offer shall be satisfied, at the election of Level Equity, either in cash or in Exchange Shares, valued at AU$102.8072 (converted into U.S. Dollars at the Exchange Rate) per share. In the event that an Indemnified Party is entitled to payment for a Specified Claim, such Indemnitee may elect to purchase an additional number of shares of Series A Preferred Stock equal to the (x) amount of such indemnity payment, divided by (y) AU$102.8072 (converted into United States Dollars at the Exchange Rate).

- Gross-Up. The amount of any cash payment to Level Equity by the Company, the Parent or the Investor for an indemnification claim shall be increased to take into account the indirect ownership interest of Level Equity in the Company, such that Level Equity shall have received an economic benefit equal to the intended amount of such indemnity payment or distribution as if it were not a shareholder of the Parent.

- Miscellaneous. A party shall be entitled to make indemnification or other claims under the SPRA regardless of whether such party has knowledge of the applicable breach. For purposes of determining whether a party is entitled to indemnification, all representations, warranties and covenants shall be read without reference to any materiality qualification. The waiver or any covenant or breach of any representation or warranty shall not affect the right of the Indemnified Parties to make an indemnification claim. For purposes of breaches of the stockholders' restrictive covenants, Losses shall also include consequential, punitive and exemplary damages. Any and all amounts expressed in

Article XI of the SPRA in Australian Dollars (including, without limitation, all references to the Aggregate Level Investment Amount, the Exiting Shareholder Cap, the Cap, and the Selling Shareholder Cap) shall be deemed to have been converted into United States Dollars at the Exchange Rate from and after the date of Completion.

- Sole Remedy. Following the date of Completion, the sole recourse of the Indemnified Parties shall be indemnification provisions of the SPRA; provided, however, that the preceding limitation shall not apply to or otherwise limit any claim of fraud, bad faith, willful misconduct or equitable remedies.

ANNEXURE N

FINANCIAL STATEMENTS

EXHIBIT F

PRO-FORMA CAPITALIZATION TABLE

Stockholders	Number of Shares of Common Stock	Number of Shares of Series A Preferred Stock	Fully Diluted Share Amount
Continuing Stockholders	551,575	0	551,575
Level I	0	97270	97270
Level II	0	291808	291808
Option Plan (to be put in place promptly after the Closing)	104,517	0	104,517
Bradley Couper	1	0	1
Totals:	655,093	389,078	1,045,171

EXHIBIT G

SHARE TRANSFER FORM

See Attached.

Share transfer form

STAMP DUTY (if applicable)	N/A
FULL NAME OF COMPANY	The SimPRO Group Pty Ltd ACN 131 893 573 State or Territory of registration: Queensland
DESCRIPTION OF SECURITIES ("SECURITIES")	**Class**: ORD **Fully paid / partly paid**: Fully paid Quantity: ________
FULL NAME(S) OF TRANSFEROR(S) / SELLER(S)	ACN
CONSIDERATION / PRICE	[The Transferee's holding company, simPRO, Inc, to issue an equivalent number and type of securities in the share capital of simPRO to the Transferor, Inc] ***OR*** [AU$[x]] **Date of transfer/purchase**
FULL NAME(S) OF TRANSFEREE(S) / BUYER(S)	simPRO Holdings (Aus) Pty Ltd ACN 614 853 431
ADDRESS OF TRANSFEREE(S) / BUYER(S)	31 McKechnie Drive, Eight Mile Plains QLD 4113
REGISTRATION REQUEST	Please register the transfer of the Securities from the Transferor to the Transferee
BENEFICIAL INTEREST	Upon registration of this transfer, the Transferee will hold the Securities beneficially

I, the Transferor and the registered holder of the Securities, for the consideration stated, transfer the Securities to the Transferee, free from all encumbrances. I warrant that I am legally authorised and entitled to transfer the Securities.

I, the Transferee, accept the transfer of the Securities. I agree to become a member of the Company and to be bound by the Constitution of the Company on being registered as the holder of the Securities.

EXECUTION BY TRANSFEROR(S) / SELLER(S) (*if a company)

EXECUTED by ________________ in accordance with section 127(1) of the Corporations Act 2001 (Cwlth) by authority of its directors:

....
Signature of director

....
Signature of director/company secretary*
*delete whichever is not applicable

....
Name of director (block letters)

....
Name of director/company secretary* (block letters)
*delete whichever is not applicable

Date executed / signed ________

EXECUTION BY TRANSFEROR(S) / SELLER(S) (*if an individual)	**SIGNED** by ____________________ in the presence of: .... Signature of witness .... Name of witness (block letters)	)))))))))))))	.... Signature of ____________________
Date executed / signed			
EXECUTION BY TRANSFEREE(S) / BUYER(S)	**EXECUTED** by **simPRO Holdings (Aus) Pty Ltd** in accordance with section 127(1) of the Corporations Act 2001 (Cwlth) by authority of its directors: .... Signature of sole director and company secretary .... Name of sole director and company secretary (block letters)	)))))))))))))	
Date executed / signed			

EXHIBIT G-1

UNITED STATES INTERNAL REVENUE SERVICE FORM W-8BEN

See Attached.

Form **W-8BEN**

(Rev. February 2014)

Department of the Treasury
Internal Revenue Service

Certificate of Foreign Status of Beneficial Owner for United States Tax Withholding and Reporting (Individuals)

▶ **For use by individuals. Entities must use Form W-8BEN-E.**

▶ **Information about Form W-8BEN and its separate instructions is at *www.irs.gov/formw8ben*.**

▶ **Give this form to the withholding agent or payer. Do not send to the IRS.**

OMB No. 1545-1621

Do NOT use this form if:	**Instead, use Form:**
• You are NOT an individual	W-8BEN-E
• You are a U.S. citizen or other U.S. person, including a resident alien individual	W-9
• You are a beneficial owner claiming that income is effectively connected with the conduct of trade or business within the U.S. (other than personal services)	W-8ECI
• You are a beneficial owner who is receiving compensation for personal services performed in the United States	8233 or W-4
• A person acting as an intermediary	W-8IMY

Part I Identification of Beneficial Owner (see instructions)

1 Name of individual who is the beneficial owner

2 Country of citizenship

3 Permanent residence address (street, apt. or suite no., or rural route). **Do not use a P.O. box or in-care-of address.**

City or town, state or province. Include postal code where appropriate.

Country

4 Mailing address (if different from above)

City or town, state or province. Include postal code where appropriate.

Country

5 U.S. taxpayer identification number (SSN or ITIN), if required (see instructions)

6 Foreign tax identifying number (see instructions)

7 Reference number(s) (see instructions)

8 Date of birth (MM-DD-YYYY) (see instructions)

Part II Claim of Tax Treaty Benefits (for chapter 3 purposes only) (see instructions)

9 I certify that the beneficial owner is a resident of ______________ within the meaning of the income tax treaty between the United States and that country.

10 **Special rates and conditions** (if applicable—see instructions): The beneficial owner is claiming the provisions of Article ______ of the treaty identified on line 9 above to claim a ______ % rate of withholding on (specify type of income): ______________

Explain the reasons the beneficial owner meets the terms of the treaty article: ______________

Part III Certification

Under penalties of perjury, I declare that I have examined the information on this form and to the best of my knowledge and belief it is true, correct, and complete. I further certify under penalties of perjury that:

- I am the individual that is the beneficial owner (or am authorized to sign for the individual that is the beneficial owner) of all the income to which this form relates or am using this form to document myself as an individual that is an owner or account holder of a foreign financial institution,
- The person named on line 1 of this form is not a U.S. person,
- The income to which this form relates is:

  (a) not effectively connected with the conduct of a trade or business in the United States,

  (b) effectively connected but is not subject to tax under an applicable income tax treaty, or

  (c) the partner's share of a partnership's effectively connected income,
- The person named on line 1 of this form is a resident of the treaty country listed on line 9 of the form (if any) within the meaning of the income tax treaty between the United States and that country, and
- For broker transactions or barter exchanges, the beneficial owner is an exempt foreign person as defined in the instructions.

  Furthermore, I authorize this form to be provided to any withholding agent that has control, receipt, or custody of the income of which I am the beneficial owner or any withholding agent that can disburse or make payments of the income of which I am the beneficial owner. **I agree that I will submit a new form within 30 days if any certification made on this form becomes incorrect.**

Sign Here ▶ ______________________________ Signature of beneficial owner (or individual authorized to sign for beneficial owner) ______________ Date (MM-DD-YYYY)

______________ Print name of signer ______________ Capacity in which acting (if form is not signed by beneficial owner)

For Paperwork Reduction Act Notice, see separate instructions. Cat. No 25047Z Form **W-8BEN** (Rev. 2-2014)

EXHIBIT G-2

UNITED STATES INTERNAL REVENUE SERVICE FORM W-8BEN-E

See Attached.

Form **W-8BEN-E**

(Rev. April 2016)
Department of the Treasury
Internal Revenue Service

Certificate of Status of Beneficial Owner for United States Tax Withholding and Reporting (Entities)

▶ For use by entities. Individuals must use Form W-8BEN. ▶ Section references are to the Internal Revenue Code.
▶ Information about Form W-8BEN-E and its separate instructions is at *www.irs.gov/formw8bene.*
▶ Give this form to the withholding agent or payer. Do not send to the IRS.

OMB No. 1545-1621

Do NOT use this form for: **Instead use Form:**

- U.S. entity or U.S. citizen or resident W-9
- A foreign individual . . . . . W-8BEN (Individual) or Form 8233
- A foreign individual or entity claiming that income is effectively connected with the conduct of trade or business within the U.S. (unless claiming treaty benefits) W-8ECI
- A foreign partnership, a foreign simple trust, or a foreign grantor trust (unless claiming treaty benefits) (see instructions for exceptions) . . W-8IMY
- A foreign government, international organization, foreign central bank of issue, foreign tax-exempt organization, foreign private foundation, or government of a U.S. possession claiming that income is effectively connected U.S. income or that is claiming the applicability of section(s) 115(2), 501(c), 892, 895, or 1443(b) (unless claiming treaty benefits) (see instructions for other exceptions) . . . . . W-8ECI or W-8EXP
- Any person acting as an intermediary W-8IMY

Part I Identification of Beneficial Owner

1 Name of organization that is the beneficial owner

2 Country of incorporation or organization

3 Name of disregarded entity receiving the payment (if applicable, see instructions)

4 Chapter 3 Status (entity type) (Must check one box only):
☐ Corporation ☐ Disregarded entity ☐ Partnership
☐ Simple trust ☐ Grantor trust ☐ Complex trust ☐ Estate ☐ Government
☐ Central Bank of Issue ☐ Tax-exempt organization ☐ Private foundation ☐ International organization

If you entered disregarded entity, partnership, simple trust, or grantor trust above, is the entity a hybrid making a treaty claim? If "Yes" complete Part III. ☐ Yes ☐ No

5 Chapter 4 Status (FATCA status) (See instructions for details and complete the certification below for the entity's applicable status).

☐ Nonparticipating FFI (including a limited FFI or an FFI related to a Reporting IGA FFI other than a deemed-compliant FFI, participating FFI, or exempt beneficial owner).
☐ Participating FFI.
☐ Reporting Model 1 FFI.
☐ Reporting Model 2 FFI.
☐ Registered deemed-compliant FFI (other than a reporting Model 1 FFI, sponsored FFI, or nonreporting IGA FFI covered in Part XII). See instructions.
☐ Sponsored FFI. Complete Part IV.
☐ Certified deemed-compliant nonregistering local bank. Complete Part V.
☐ Certified deemed-compliant FFI with only low-value accounts. Complete Part VI.
☐ Certified deemed-compliant sponsored, closely held investment vehicle. Complete Part VII.
☐ Certified deemed-compliant limited life debt investment entity. Complete Part VIII.
☐ Certified deemed-compliant investment advisors and investment managers. Complete Part IX.
☐ Owner-documented FFI. Complete Part X.
☐ Restricted distributor. Complete Part XI.
☐ Nonreporting IGA FFI. Complete Part XII.
☐ Foreign government, government of a U.S. possession, or foreign central bank of issue. Complete Part XIII.
☐ International organization. Complete Part XIV.
☐ Exempt retirement plans. Complete Part XV.
☐ Entity wholly owned by exempt beneficial owners. Complete Part XVI.
☐ Territory financial institution. Complete Part XVII.
☐ Nonfinancial group entity. Complete Part XVIII.
☐ Excepted nonfinancial start-up company. Complete Part XIX.
☐ Excepted nonfinancial entity in liquidation or bankruptcy. Complete Part XX.
☐ 501(c) organization. Complete Part XXI.
☐ Nonprofit organization. Complete Part XXII.
☐ Publicly traded NFFE or NFFE affiliate of a publicly traded corporation. Complete Part XXIII.
☐ Excepted territory NFFE. Complete Part XXIV.
☐ Active NFFE. Complete Part XXV.
☐ Passive NFFE. Complete Part XXVI.
☐ Excepted inter-affiliate FFI. Complete Part XXVII.
☐ Direct reporting NFFE.
☐ Sponsored direct reporting NFFE. Complete Part XXVIII.
☐ Account that is not a financial account.

6 Permanent residence address (street, apt or suite no., or rural route). **Do not use a P.O. box or in-care-of address** (other than a registered address).

City or town, state or province. Include postal code where appropriate. | Country

7 Mailing address (if different from above)

City or town, state or province. Include postal code where appropriate. | Country

8 U.S. taxpayer identification number (TIN), if required | 9a GIIN | b Foreign TIN

10 Reference number(s) (see instructions)

Note: Please complete remainder of the form including signing the form in Part XXX.

For Paperwork Reduction Act Notice, see separate instructions. Cat. No. 59689N Form **W-8BEN-E** (Rev. 4-2016)

Part II Disregarded Entity or Branch Receiving Payment. (Complete only if a disregarded entity with a GIIN or a branch of an FFI in a country other than the FFI's country of residence. See instructions.)

11 Chapter 4 Status (FATCA status) of disregarded entity or branch receiving payment

☐ Limited Branch (see instructions).

☐ Participating FFI.

☐ Reporting Model 1 FFI.

☐ Reporting Model 2 FFI.

☐ U.S. Branch.

12 Address of disregarded entity or branch (street, apt. or suite no., or rural route). **Do not use a P.O. box or in-care-of address** (other than a registered address).

City or town, state or province. Include postal code where appropriate.

Country

13 GIIN (if any)

Part III Claim of Tax Treaty Benefits (if applicable). (For chapter 3 purposes only.)

14 I certify that (check all that apply):

a ☐ The beneficial owner is a resident of ______ within the meaning of the income tax treaty between the United States and that country.

b ☐ The beneficial owner derives the item (or items) of income for which the treaty benefits are claimed, and, if applicable, meets the requirements of the treaty provision dealing with limitation on benefits. The following are types of limitation on benefits provisions that may be included in an applicable tax treaty (check only one; see instructions):

☐ Government

☐ Tax exempt pension trust or pension fund

☐ Other tax exempt organization

☐ Publicly traded corporation

☐ Subsidiary of a publicly traded corporation

☐ Company that meets the ownership and base erosion test

☐ Company that meets the derivative benefits test

☐ Company with an item of income that meets active trade or business test

☐ Favorable discretionary determination by the U.S. competent authority received

☐ Other (specify Article and paragraph): ______

c ☐ The beneficial owner is claiming treaty benefits for U.S. source dividends received from a foreign corporation or interest from a U.S. trade or business of a foreign corporation and meets qualified resident status (see instructions).

15 **Special rates and conditions** (if applicable—see instructions):

The beneficial owner is claiming the provisions of Article and paragraph ______ of the treaty identified on line 14a above to claim a ______ % rate of withholding on (specify type of income): ______

Explain the additional conditions in the Article the beneficial owner meets to be eligible for the rate of withholding: ______

Part IV Sponsored FFI

16 Name of sponsoring entity: ______

GIIN of sponsoring entity: ______

17 **Check whichever box applies.**

☐ I certify that the entity identified in Part I:

- Is an investment entity;
- Is not a QI, WP, or WT; **and**
- Has agreed with the entity identified above (that is not a nonparticipating FFI) to act as the sponsoring entity for this entity.

☐ I certify that the entity identified in Part I:

- Is a controlled foreign corporation as defined in section 957(a);
- Is not a QI, WP, or WT;
- Is wholly owned, directly or indirectly, by the U.S. financial institution identified above that agrees to act as the sponsoring entity for this entity; **and**
- Shares a common electronic account system with the sponsoring entity (identified above) that enables the sponsoring entity to identify all account holders and payees of the entity and to access all account and customer information maintained by the entity including, but not limited to, customer identification information, customer documentation, account balance, and all payments made to account holders or payees.

Part V Certified Deemed-Compliant Nonregistering Local Bank

18 ☐ I certify that the FFI identified in Part I:

- Operates and is licensed solely as a bank or credit union (or similar cooperative credit organization operated without profit) in its country of incorporation or organization;
- Engages primarily in the business of receiving deposits from and making loans to, with respect to a bank, retail customers unrelated to such bank and, with respect to a credit union or similar cooperative credit organization, members, provided that no member has a greater than five percent interest in such credit union or cooperative credit organization;
- Does not solicit account holders outside its country of organization;
- Has no fixed place of business outside such country (for this purpose, a fixed place of business does not include a location that is not advertised to the public and from which the FFI performs solely administrative support functions);
- Has no more than $175 million in assets on its balance sheet and, if it is a member of an expanded affiliated group, the group has no more than $500 million in total assets on its consolidated or combined balance sheets; **and**
- Does not have any member of its expanded affiliated group that is a foreign financial institution, other than a foreign financial institution that is incorporated or organized in the same country as the FFI identified in Part I and that meets the requirements set forth in this Part V.

Part VI Certified Deemed-Compliant FFI with Only Low-Value Accounts

19 ☐ I certify that the FFI identified in Part I:

- Is not engaged primarily in the business of investing, reinvesting, or trading in securities, partnership interests, commodities, notional principal contracts, insurance or annuity contracts, or any interest (including a futures or forward contract or option) in such security, partnership interest, commodity, notional principal contract, insurance contract or annuity contract;
- No financial account maintained by the FFI or any member of its expanded affiliated group, if any, has a balance or value in excess of $50,000 (as determined after applying applicable account aggregation rules); **and**
- Neither the FFI nor the entire expanded affiliated group, if any, of the FFI, have more than $50 million in assets on its consolidated or combined balance sheet as of the end of its most recent accounting year.

Part VII Certified Deemed-Compliant Sponsored, Closely Held Investment Vehicle

20 Name of sponsoring entity:

21 ☐ I certify that the entity identified in Part I:

- Is an FFI solely because it is an investment entity described in §1.1471-5(e)(4);
- Is not a QI, WP, or WT;
- Will have all of its due diligence, withholding, and reporting responsibilities (determined as if the FFI were a participating FFI) fulfilled by the sponsoring entity identified on line 20; **and**
- Twenty or fewer individuals own all of the debt and equity interests in the entity (disregarding debt interests owned by U.S. financial institutions, participating FFIs, registered deemed-compliant FFIs, and certified deemed-compliant FFIs and equity interests owned by an entity if that entity owns 100 percent of the equity interests in the FFI and is itself a sponsored FFI).

Part VIII Certified Deemed-Compliant Limited Life Debt Investment Entity

22 ☐ I certify that the entity identified in Part I:

- Was in existence as of January 17, 2013;
- Issued all classes of its debt or equity interests to investors on or before January 17, 2013, pursuant to a trust indenture or similar agreement; **and**
- Is certified deemed-compliant because it satisfies the requirements to be treated as a limited life debt investment entity (such as the restrictions with respect to its assets and other requirements under § 1.1471-5(f)(2)(iv)).

Part IX Certified Deemed-Compliant Investment Advisors and Investment Managers

23 ☐ I certify that the entity identified in Part I:

- Is a financial institution solely because it is an investment entity described in §1.1471-5(e)(4)(i)(A), **and**
- Does not maintain financial accounts.

Part X Owner-Documented FFI

Note: This status only applies if the U.S. financial institution, participating FFI, or reporting Model 1 FFI to which this form is given has agreed that it will treat the FFI as an owner-documented FFI (see instructions for eligibility requirements). In addition, the FFI must make the certifications below.

24a ☐ (All owner-documented FFIs check here) I certify that the FFI identified in Part I:

- Does not act as an intermediary;
- Does not accept deposits in the ordinary course of a banking or similar business;
- Does not hold, as a substantial portion of its business, financial assets for the account of others;
- Is not an insurance company (or the holding company of an insurance company) that issues or is obligated to make payments with respect to a financial account;
- Is not owned by or in an expanded affiliated group with an entity that accepts deposits in the ordinary course of a banking or similar business, holds, as a substantial portion of its business, financial assets for the account of others, or is an insurance company (or the holding company of an insurance company) that issues or is obligated to make payments with respect to a financial account;
- Does not maintain a financial account for any nonparticipating FFI; **and**
- Does not have any specified U.S. persons that own an equity interest or debt interest (other than a debt interest that is not a financial account or that has a balance or value not exceeding $50,000) in the FFI other than those identified on the FFI owner reporting statement.

Part X Owner-Documented FFI *(continued)*

Check box 24b or 24c, whichever applies.

b ☐ I certify that the FFI identified in Part I:

- Has provided, or will provide, an FFI owner reporting statement that contains:
  - The name, address, TIN (if any), chapter 4 status, and type of documentation provided (if required) of every individual and specified U.S. person that owns a direct or indirect equity interest in the owner-documented FFI (looking through all entities other than specified U.S. persons);
  - The name, address, TIN (if any), and chapter 4 status of every individual and specified U.S. person that owns a debt interest in the owner-documented FFI (including any indirect debt interest, which includes debt interests in any entity that directly or indirectly owns the payee or any direct or indirect equity interest in a debt holder of the payee) that constitutes a financial account in excess of $50,000 (disregarding all such debt interests owned by participating FFIs, registered deemed-compliant FFIs, certified deemed-compliant FFIs, excepted NFFEs, exempt beneficial owners, or U.S. persons other than specified U.S. persons); **and**
  - Any additional information the withholding agent requests in order to fulfill its obligations with respect to the entity.
- Has provided, or will provide, valid documentation meeting the requirements of §1.1471-3(d)(6)(iii) for each person identified in the FFI owner reporting statement.

c ☐ I certify that the FFI identified in Part I has provided, or will provide, an auditor's letter, signed within four years of the date of payment, from an independent accounting firm or legal representative with a location in the United States stating that the firm or representative has reviewed the FFI's documentation with respect to all of its owners and debt holders identified in §1.1471-3(d)(6)(iv)(A)(2), and that the FFI meets all the requirements to be an owner-documented FFI. The FFI identified in Part I has also provided, or will provide, an FFI owner reporting statement of its owners that are specified U.S. persons and Form(s) W-9, with applicable waivers.

Check box 24d if applicable (optional, see instructions).

d ☐ I certify that the entity identified on line 1 is a trust that does not have any contingent beneficiaries or designated classes with unidentified beneficiaries.

Part XI Restricted Distributor

25a ☐ (All restricted distributors check here) I certify that the entity identified in Part I:

- Operates as a distributor with respect to debt or equity interests of the restricted fund with respect to which this form is furnished;
- Provides investment services to at least 30 customers unrelated to each other and less than half of its customers are related to each other;
- Is required to perform AML due diligence procedures under the anti-money laundering laws of its country of organization (which is an FATF-compliant jurisdiction);
- Operates solely in its country of incorporation or organization, has no fixed place of business outside of that country, and has the same country of incorporation or organization as all members of its affiliated group, if any;
- Does not solicit customers outside its country of incorporation or organization;
- Has no more than $175 million in total assets under management and no more than $7 million in gross revenue on its income statement for the most recent accounting year;
- Is not a member of an expanded affiliated group that has more than $500 million in total assets under management or more than $20 million in gross revenue for its most recent accounting year on a combined or consolidated income statement; **and**
- Does not distribute any debt or securities of the restricted fund to specified U.S. persons, passive NFFEs with one or more substantial U.S. owners, or nonparticipating FFIs.

Check box 25b or 25c, whichever applies.

I further certify that with respect to all sales of debt or equity interests in the restricted fund with respect to which this form is furnished that are made after December 31, 2011, the entity identified in Part I:

b ☐ Has been bound by a distribution agreement that contained a general prohibition on the sale of debt or securities to U.S. entities and U.S. resident individuals and is currently bound by a distribution agreement that contains a prohibition of the sale of debt or securities to any specified U.S. person, passive NFFE with one or more substantial U.S. owners, or nonparticipating FFI.

c ☐ Is currently bound by a distribution agreement that contains a prohibition on the sale of debt or securities to any specified U.S. person, passive NFFE with one or more substantial U.S. owners, or nonparticipating FFI and, for all sales made prior to the time that such a restriction was included in its distribution agreement, has reviewed all accounts related to such sales in accordance with the procedures identified in §1.1471-4(c) applicable to preexisting accounts and has redeemed or retired any, or caused the restricted fund to transfer the securities to a distributor that is a participating FFI or reporting Model 1 FFI securities which were sold to specified U.S. persons, passive NFFEs with one or more substantial U.S. owners, or nonparticipating FFIs.

Part XII Nonreporting IGA FFI

26 ☐ I certify that the entity identified in Part I:

- Meets the requirements to be considered a nonreporting financial institution pursuant to an applicable IGA between the United States and ______________________ . The applicable IGA is a ☐ Model 1 IGA or a ☐ Model 2 IGA; and is treated as a ______________________ under the provisions of the applicable IGA or Treasury regulations (if applicable, see instructions);
- If you are a trustee documented trust or a sponsored entity, provide the name of the trustee or sponsor whose GIIN is provided on line 9a (if any) ______________________ ; and your GIIN (if issued to you) ______________________

Part XIII Foreign Government, Government of a U.S. Possession, or Foreign Central Bank of Issue

27 ☐ I certify that the entity identified in Part I is the beneficial owner of the payment and is not engaged in commercial financial activities of a type engaged in by an insurance company, custodial institution, or depository institution with respect to the payments, accounts, or obligations for which this form is submitted (except as permitted in §1.1471-6(h)(2)).

Part XIV International Organization

Check box 28a or 28b, whichever applies.

28a ☐ I certify that the entity identified in Part I is an international organization described in section 7701(a)(18).

b ☐ I certify that the entity identified in Part I:

- Is comprised primarily of foreign governments;
- Is recognized as an intergovernmental or supranational organization under a foreign law similar to the International Organizations Immunities Act or that has in effect a headquarters agreement with a foreign government;
- The benefit of the entity's income does not inure to any private person;
- Is the beneficial owner of the payment and is not engaged in commercial financial activities of a type engaged in by an insurance company, custodial institution, or depository institution with respect to the payments, accounts, or obligations for which this form is submitted (except as permitted in §1.1471-6(h)(2)).

Part XV Exempt Retirement Plans

Check box 29a, b, c, d, e, or f, whichever applies.

29a ☐ I certify that the entity identified in Part I:

- Is established in a country with which the United States has an income tax treaty in force (see Part III if claiming treaty benefits);
- Is operated principally to administer or provide pension or retirement benefits; **and**
- Is entitled to treaty benefits on income that the fund derives from U.S. sources (or would be entitled to benefits if it derived any such income) as a resident of the other country which satisfies any applicable limitation on benefits requirement.

b ☐ I certify that the entity identified in Part I:

- Is organized for the provision of retirement, disability, or death benefits (or any combination thereof) to beneficiaries that are former employees of one or more employers in consideration for services rendered;
- No single beneficiary has a right to more than 5% of the FFI's assets;
- Is subject to government regulation and provides annual information reporting about its beneficiaries to the relevant tax authorities in the country in which the fund is established or operated; **and**
  - Is generally exempt from tax on investment income under the laws of the country in which it is established or operates due to its status as a retirement or pension plan;
  - Receives at least 50% of its total contributions from sponsoring employers (disregarding transfers of assets from other plans described in this part, retirement and pension accounts described in an applicable Model 1 or Model 2 IGA, other retirement funds described in an applicable Model 1 or Model 2 IGA, or accounts described in §1.1471-5(b)(2)(i)(A));
  - Either does not permit or penalizes distributions or withdrawals made before the occurrence of specified events related to retirement, disability, or death (except rollover distributions to accounts described in §1.1471-5(b)(2)(i)(A) (referring to retirement and pension accounts), to retirement and pension accounts described in an applicable Model 1 or Model 2 IGA, or to other retirement funds described in this part or in an applicable Model 1 or Model 2 IGA); or
  - Limits contributions by employees to the fund by reference to earned income of the employee or may not exceed $50,000 annually.

c ☐ I certify that the entity identified in Part I:

- Is organized for the provision of retirement, disability, or death benefits (or any combination thereof) to beneficiaries that are former employees of one or more employers in consideration for services rendered;
- Has fewer than 50 participants;
- Is sponsored by one or more employers each of which is not an investment entity or passive NFFE;
- Employee and employer contributions to the fund (disregarding transfers of assets from other plans described in this part, retirement and pension accounts described in an applicable Model 1 or Model 2 IGA, or accounts described in §1.1471-5(b)(2)(i)(A)) are limited by reference to earned income and compensation of the employee, respectively;
- Participants that are not residents of the country in which the fund is established or operated are not entitled to more than 20 percent of the fund's assets; **and**
- Is subject to government regulation and provides annual information reporting about its beneficiaries to the relevant tax authorities in the country in which the fund is established or operates.

Part XV Exempt Retirement Plans *(continued)*

d ☐ I certify that the entity identified in Part I is formed pursuant to a pension plan that would meet the requirements of section 401(a), other than the requirement that the plan be funded by a trust created or organized in the United States.

e ☐ I certify that the entity identified in Part I is established exclusively to earn income for the benefit of one or more retirement funds described in this part or in an applicable Model 1 or Model 2 IGA, accounts described in §1.1471-5(b)(2)(i)(A) (referring to retirement and pension accounts), or retirement and pension accounts described in an applicable Model 1 or Model 2 IGA.

f ☐ I certify that the entity identified in Part I:

- Is established and sponsored by a foreign government, international organization, central bank of issue, or government of a U.S. possession (each as defined in §1.1471-6) or an exempt beneficial owner described in an applicable Model 1 or Model 2 IGA to provide retirement, disability, or death benefits to beneficiaries or participants that are current or former employees of the sponsor (or persons designated by such employees); **or**
- Is established and sponsored by a foreign government, international organization, central bank of issue, or government of a U.S. possession (each as defined in §1.1471-6) or an exempt beneficial owner described in an applicable Model 1 or Model 2 IGA to provide retirement, disability, or death benefits to beneficiaries or participants that are not current or former employees of such sponsor, but are in consideration of personal services performed for the sponsor.

Part XVI Entity Wholly Owned by Exempt Beneficial Owners

30 ☐ I certify that the entity identified in Part I:

- Is an FFI solely because it is an investment entity;
- Each direct holder of an equity interest in the investment entity is an exempt beneficial owner described in §1.1471-6 or in an applicable Model 1 or Model 2 IGA;
- Each direct holder of a debt interest in the investment entity is either a depository institution (with respect to a loan made to such entity) or an exempt beneficial owner described in §1.1471-6 or an applicable Model 1 or Model 2 IGA.
- Has provided an owner reporting statement that contains the name, address, TIN (if any), chapter 4 status, and a description of the type of documentation provided to the withholding agent for every person that owns a debt interest constituting a financial account or direct equity interest in the entity; **and**
- Has provided documentation establishing that every owner of the entity is an entity described in §1.1471-6(b), (c), (d), (e), (f) and/or (g) without regard to whether such owners are beneficial owners.

Part XVII Territory Financial Institution

31 ☐ I certify that the entity identified in Part I is a financial institution (other than an investment entity) that is incorporated or organized under the laws of a possession of the United States.

Part XVIII Excepted Nonfinancial Group Entity

32 ☐ I certify that the entity identified in Part I:

- Is a holding company, treasury center, or captive finance company and substantially all of the entity's activities are functions described in §1.1471-5(e)(5)(i)(C) through (E);
- Is a member of a nonfinancial group described in §1.1471-5(e)(5)(i)(B);
- Is not a depository or custodial institution (other than for members of the entity's expanded affiliated group); **and**
- Does not function (or hold itself out) as an investment fund, such as a private equity fund, venture capital fund, leveraged buyout fund, or any investment vehicle with an investment strategy to acquire or fund companies and then hold interests in those companies as capital assets for investment purposes.

Part XIX Excepted Nonfinancial Start-Up Company

33 ☐ I certify that the entity identified in Part I:

- Was formed on (or, in the case of a new line of business, the date of board resolution approving the new line of business) ....
(date must be less than 24 months prior to date of payment);
- Is not yet operating a business and has no prior operating history or is investing capital in assets with the intent to operate a new line of business other than that of a financial institution or passive NFFE;
- Is investing capital into assets with the intent to operate a business other than that of a financial institution; **and**
- Does not function (or hold itself out) as an investment fund, such as a private equity fund, venture capital fund, leveraged buyout fund, or any investment vehicle whose purpose is to acquire or fund companies and then hold interests in those companies as capital assets for investment purposes.

Part XX Excepted Nonfinancial Entity in Liquidation or Bankruptcy

34 ☐ I certify that the entity identified in Part I:

- Filed a plan of liquidation, filed a plan of reorganization, or filed for bankruptcy on ....
- During the past 5 years has not been engaged in business as a financial institution or acted as a passive NFFE;
- Is either liquidating or emerging from a reorganization or bankruptcy with the intent to continue or recommence operations as a nonfinancial entity; **and**
- Has, or will provide, documentary evidence such as a bankruptcy filing or other public documentation that supports its claim if it remains in bankruptcy or liquidation for more than three years.

Part XXI 501(c) Organization

35 ☐ I certify that the entity identified in Part I is a 501(c) organization that:

- Has been issued a determination letter from the IRS that is currently in effect concluding that the payee is a section 501(c) organization that is dated ______________ ; **or**
- Has provided a copy of an opinion from U.S. counsel certifying that the payee is a section 501(c) organization (without regard to whether the payee is a foreign private foundation).

Part XXII Non-Profit Organization

36 ☐ I certify that the entity identified in Part I is a non-profit organization that meets the following requirements:

- The entity is established and maintained in its country of residence exclusively for religious, charitable, scientific, artistic, cultural or educational purposes;
- The entity is exempt from income tax in its country of residence;
- The entity has no shareholders or members who have a proprietary or beneficial interest in its income or assets;
- Neither the applicable laws of the entity's country of residence nor the entity's formation documents permit any income or assets of the entity to be distributed to, or applied for the benefit of, a private person or non-charitable entity other than pursuant to the conduct of the entity's charitable activities or as payment of reasonable compensation for services rendered or payment representing the fair market value of property which the entity has purchased; **and**
- The applicable laws of the entity's country of residence or the entity's formation documents require that, upon the entity's liquidation or dissolution, all of its assets be distributed to an entity that is a foreign government, an integral part of a foreign government, a controlled entity of a foreign government, or another organization that is described in this Part XXII or escheats to the government of the entity's country of residence or any political subdivision thereof.

Part XXIII Publicly Traded NFFE or NFFE Affiliate of a Publicly Traded Corporation

Check box 37a or 37b, whichever applies.

37a ☐ I certify that:

- The entity identified in Part I is a foreign corporation that is not a financial institution; **and**
- The stock of such corporation is regularly traded on one or more established securities markets, including ______________ (name one securities exchange upon which the stock is regularly traded).

b ☐ I certify that:

- The entity identified in Part I is a foreign corporation that is not a financial institution;
- The entity identified in Part I is a member of the same expanded affiliated group as an entity the stock of which is regularly traded on an established securities market;
- The name of the entity, the stock of which is regularly traded on an established securities market, is ______________ ; **and**
- The name of the securities market on which the stock is regularly traded is ______________

Part XXIV Excepted Territory NFFE

38 ☐ I certify that:

- The entity identified in Part I is an entity that is organized in a possession of the United States;
- The entity identified in Part I:
  - Does not accept deposits in the ordinary course of a banking or similar business,
  - Does not hold, as a substantial portion of its business, financial assets for the account of others, or
  - Is not an insurance company (or the holding company of an insurance company) that issues or is obligated to make payments with respect to a financial account; **and**
- All of the owners of the entity identified in Part I are bona fide residents of the possession in which the NFFE is organized or incorporated.

Part XXV Active NFFE

39 ☐ I certify that:

- The entity identified in Part I is a foreign entity that is not a financial institution;
- Less than 50% of such entity's gross income for the preceding calendar year is passive income; **and**
- Less than 50% of the assets held by such entity are assets that produce or are held for the production of passive income (calculated as a weighted average of the percentage of passive assets measured quarterly) (see instructions for the definition of passive income).

Part XXVI Passive NFFE

40a ☐ I certify that the entity identified in Part I is a foreign entity that is not a financial institution (other than an investment entity organized in a possession of the United States) and is not certifying its status as a publicly traded NFFE (or affiliate), excepted territory NFFE, active NFFE, direct reporting NFFE, or sponsored direct reporting NFFE.

Check box 40b or 40c, whichever applies.

b ☐ I further certify that the entity identified in Part I has no substantial U.S. owners (or, if applicable, no controlling U.S. persons), **or**

c ☐ I further certify that the entity identified in Part I has provided the name, address, and TIN of each substantial U.S. owner (or, if applicable, controlling U.S. person) of the NFFE in Part XXIX.

Part XXVII Excepted Inter-Affiliate FFI

41 ☐ I certify that the entity identified in Part I:

- Is a member of an expanded affiliated group;
- Does not maintain financial accounts (other than accounts maintained for members of its expanded affiliated group);
- Does not make withholdable payments to any person other than to members of its expanded affiliated group that are not limited FFIs or limited branches;
- Does not hold an account (other than a depository account in the country in which the entity is operating to pay for expenses) with or receive payments from any withholding agent other than a member of its expanded affiliated group; **and**
- Has not agreed to report under §1.1471-4(d)(2)(ii)(C) or otherwise act as an agent for chapter 4 purposes on behalf of any financial institution, including a member of its expanded affiliated group.

Part XXVIII Sponsored Direct Reporting NFFE (see instructions for when this is permitted)

42 Name of sponsoring entity: ____________

GIIN of sponsoring entity: ____________

43 ☐ I certify that the entity identified in Part I is a direct reporting NFFE that is sponsored by the entity identified on line 42.

Part XXIX Substantial U.S. Owners of Passive NFFE

As required by Part XXVI, provide the name, address, and TIN of each substantial U.S. owner of the NFFE. Please see instructions for definition of substantial U.S. owner. If providing the form to an FFI treated as a reporting Model 1 FFI or reporting Model 2 FFI, an NFFE may also use this Part for reporting its controlling U.S. persons under an applicable IGA.

Name	Address	TIN

Part XXX Certification

Under penalties of perjury, I declare that I have examined the information on this form and to the best of my knowledge and belief it is true, correct, and complete. I further certify under penalties of perjury that:

- The entity identified on line 1 of this form is the beneficial owner of all the income to which this form relates, is using this form to certify its status for chapter 4 purposes, or is a merchant submitting this form for purposes of section 6050W,
- The entity identified on line 1 of this form is not a U.S. person,
- The income to which this form relates is: (a) not effectively connected with the conduct of a trade or business in the United States, (b) effectively connected but is not subject to tax under an income tax treaty, or (c) the partner's share of a partnership's effectively connected income, and
- For broker transactions or barter exchanges, the beneficial owner is an exempt foreign person as defined in the instructions.

Furthermore, I authorize this form to be provided to any withholding agent that has control, receipt, or custody of the income of which the entity on line 1 is the beneficial owner or any withholding agent that can disburse or make payments of the income of which the entity on line 1 is the beneficial owner

I agree that I will submit a new form within 30 days if any certification on this form becomes incorrect.

Sign Here ▶ ____________ Signature of individual authorized to sign for beneficial owner ____________ Print Name ____________ Date (MM-DD-YYYY)

☐ **I certify that I have the capacity to sign for the entity identified on line 1 of this form.**

EXHIBIT H

RESTRUCTURE STEP PLAN

See Attached.

Step 6 – Formation of Aus NewCo income tax consolidated group

Overview of Step

(a) Aus New Co forms a new Australian income tax consolidated group with SimPRO and all of its wholly owned Australian resident subsidiaries.




80%
20%
Level Equity Fund LP
Level Equity Fund Manager / GP
100% Ordinary
100% Series A
US HoldCo Inc (C Corp - USA)
100%
100%
100%
Acorn Software Pty Ltd (Australia)
SimPRO Software Pty Ltd (Australia)
SimPRO Corporate Pty Ltd (Australia)
Simtrac Australia Pty Ltd (Australia)
SimPRO Software Ltd (UK)
SimPRO Software New Zealand Ltd (New Zealand)
SimPRO Software Ltd (USA)

Key Australian income tax considerations

- On formation of the Aus New Co income tax consolidated group, the tax basis in the underlying assets of the SimPRO Australian entities (on a group basis) should be broadly reset to market values by applying the tax cost resetting process. Specifically, Aus New Co's tax cost base for the shares in SimPRO should be cash consideration plus the market value of shares issued and any applicable transaction costs.
- The market value of the shares are effectively "pushed down", over the assets of the subsidiaries, including A$ monetary assets (according to face value) and non-monetary assets (according to market value). All non-monetary assets can potentially be stepped up including both depreciable assets (up to market value) and non-depreciable / CGT assets. It will be necessary to undertake a modelling exercise to determine whether any "step-up" is available in the tax basis of assets.
  - Any potential "step-up" in the tax basis of depreciable assets (including software / copyright) up to its market value may result in increased future tax depreciation deductions over the effective life of the assets (25 years for copyright). A valuation of the software / copyright will be required to confirm the position. By way of example, if the purchase price of Aus New Co is A$44.66m and 50% of the value is attributable to copyright, the annual tax benefit would be A$22.33m / 25 x 30% = A$268k
  - Any potential "step-up" in the tax basis of non-depreciable / CGT assets (including goodwill) may reduce the potential capital gain on any future disposal of the asset
- Based on our preliminary review of the anticipated acceptances of the cash/scrip offer by SimPRO shareholders, the "significant stakeholder" and "common stakeholder" / "restructure" rules are not expected to apply to the tax rollover under Step 5 which could otherwise limit the tax cost base of Aus New Co's shares in SimPRO (and therefore the ability to obtain a "step-up" in the tax basis of the underlying assets). This is on the basis of our understanding that no continuing shareholders (together with associates) should hold 30% or more of the ordinary shares in US HoldCo just after the arrangement and the continuing shareholders currently hold less than 80% in SimPRO. This will need to be confirmed based on the final expected acceptances of the cash/scrip offer by SimPRO shareholders.

- Carried forward tax capital losses of SimPRO of approximately A$99k (as at 30 June 2015) should be eligible to transfer to Aus New Co (as head company) and be utilised going forward, subject to satisfying the modified same business test and applying the Available Fraction.

- A deconsolidation of the existing SimPRO income tax consolidated group will arise upon its members joining the Aus New Co income tax consolidated group. A capital gain may otherwise arise pursuant to CGT event L5 where any SimPRO company has a net tax balance sheet deficiency. This should be considered but is expected to be able to be appropriately managed.
- Any remaining franking credits of SimPRO (A$[TBC]k at 30 June 2016) should transfer to Aus New Co as an exempting account and be available to frank dividends to US HoldCo going forward.
- The accounting implications should also be considered, in particular whether there will be any requirement to fair value the assets and liabilities. This may also be relevant towards determining the valuation of the assets for thin capitalisation purposes if the Australian group takes on future debt funding.

Step 7 – Transfer of Australian IP assets or US subsidiary to US HoldCo

Overview of Step

(a) If required either at completion or a later point in time, SimPRO transfers any specific IP assets (eg. copyright in the software) to US HoldCo.

(b) If required either at completion or a later point in time, SimPRO transfers 100% of the ordinary shares in SimPRO Software (USA) to US HoldCo.

The above transfers would be deemed to have been made by Aus New Co, as head company of the Australian income tax consolidated group.



80%
20%
Level Equity Fund LP
100% Ordinary
100% Series A
US HoldCo Inc (C Corp - USA)
100%
Aus NewCo income tax consolidated group
Transfer of IP assets (if required)
Transfer of shares in SimPRO Software (USA)
100%
The SimPRO Group Pty Ltd (SimPRO) (Australia)
100%
Acorn Software Pty Ltd (Australia)
SimPRO Software Pty Ltd (Australia)
SimPRO Corporate Pty Ltd (Australia)
Simtrac Australia Pty Ltd (Australia)
SimPRO Software Ltd (UK)
SimPRO Software New Zealand Ltd (New Zealand)
SimPRO Software Ltd (USA)

Key Australian tax considerations

- The transfer of IP assets (including in-specie dividend of property) would be required to be undertaken for arm's length consideration in accordance with the transfer pricing rules.
- For example:
  - In relation to depreciating assets (eg. copyright) a taxable balancing charge would arise to Aus New Co to the extent that the deemed market value proceeds exceeds the tax written down value. As noted under step 6, the tax basis in depreciating assets such as copyright may be reset on formation of the Aus New Co income tax consolidated group by an amount up to its market value. Therefore, any Australian taxable balancing charge on transfer should be limited to the amount by which the market value proceeds exceed the reset tax basis. This would need to be confirmed as part of the detailed tax cost setting calculations.
  - In relation to capital gains tax assets (eg. non-depreciable intangible assets) a capital gain will arise to the extent that the deemed market value proceeds exceeds the tax cost base of the asset, which may also be reset (but not limited to market value) on consolidation under step 6.
- Consideration would be required as to how any such transfer would impact any historical R&D claims of the SimPRO Group (as part of any applicable claw back rules) as well as future R&D claims in Australia.
- Proposed new rules relating to the transfer of assets offshore which are related to the Base Erosion and Profit Shifting (BEPS) reforms should also be considered.
- Assuming that the transfer from SimPRO to US HoldCo will comprise IP only (with no other assets), there should be no stamp duty payable in all Australian states and territories with the exception of the Northern Territory (NT). On the basis that SimPRO does not have a significant number of customers based in the NT, any potential stamp duty exposure should be minimal. It is important to confirm the exact nature of the intellectual property to ensure that what is being transferred is not goodwill or other dutiable assets under Australian (general) law.

- The transfer of the shares in SimPRO Software (USA) to US HoldCo should not result in any Australian income tax implications if 90% or more of the assets of SimPRO Software (USA) are active business assets and the shares have been held for 12 months or more.
- If less than 90% of the assets of SimPRO Software (USA) are active business assets, any potential "step-up" in the tax basis of the shares in SimPRO Software (USA) under step 6 may also reduce the potential capital gain on the transfer of the shares to US HoldCo.

Key US tax considerations

- [Consider US tax implications where the transfer of the asset is a deemed dividend for US tax purposes.]

DISCLOSURE SCHEDULE

See Attached.

DISCLOSURE SCHEDULES

These Disclosure Schedules (the "Disclosure Schedules") are delivered in connection with that certain Stock Purchase and Restructure Agreement (the "Agreement") dated as of September 23, 2016 by and among (i) The Simpro Group PTY LTD, a proprietary limited company incorporated in Australia (the "Company"); (ii) each holder of outstanding ordinary shares of the Company (the "Company Shareholders"); (iii) Level Equity Group Partners II, L.P., a Delaware limited partnership ("Level Equity"); (iv) simPRO Holdings, Inc., a Delaware corporation; and (v) Simpro Holdings (AUS) PTY LTD, a proprietary limited company incorporated in Australia. Capitalized terms used but not defined herein shall have the same meanings given them in the Agreement, unless otherwise specifically provided herein.

The section numbers in these Disclosure Schedules correspond to the section numbers of the representations and warranties in the Agreement; provided, however, that any information disclosed herein under any section number shall be deemed to be disclosed and incorporated into any other section number under the Agreement where such disclosure would be appropriate and such appropriateness is reasonably apparent from the face of such disclosure. The headings and introductions used in these Disclosure Schedules have been included for convenience only, and are not intended to limit the effect of the disclosures contained in these Disclosure Schedules or to expand the scope of the information required to be disclosed in these Disclosure Schedules.

Where the terms of a Contract or other disclosure item have been summarized or described in these Disclosure Schedules, such summary or description does not purport to be a complete statement of the material terms of such Contract or other item. No disclosure in these Disclosure Schedules relating to any possible or alleged breach or violation of any Contract or Law shall be construed as an admission or indication that any such possible or alleged breach or violation exists or has actually occurred or that a basis for any defense to any such allegation or claim, or a counter claim or cross complaint against the claimant, does not exist.

Schedule 6.1 – Existence and Power

Previous Names

- Acorn Group Holdings Limited.
- Acorn Group Holdings PTY LTD ("Acorn Group PTY").
- simPRO Software.

Jurisdictions in which the Company is duly qualified or licensed

- Australia.
- New Zealand.
- United Kingdom.
- United States.

Schedule 6.3 - Subsidiaries

Subsidiaries

- Acorn Software and Service Management PTY LTD, a wholly-owned subsidiary of the Company ("Acorn Software").
- SimPRO Software PTY LTD, a wholly-owned subsidiary of the Company ("SimPRO Australia").
- SimPRO Corporate PTY LTD, a wholly-owned subsidiary of the Company.
- Simtrac Australia PTY LTD, a wholly-owned subsidiary of the Company ("simTRAC").
- SimPRO Software LTD (a United Kingdom company), a wholly-owned subsidiary of the Company.
- SimPRO Software New Zealand LTD, a wholly-owned subsidiary of the Company ("SimPRO New Zealand").
- SimPRO Software LTD (a Delaware company), a wholly-owned subsidiary of the Company ("SimPRO USA").

Encumbrances

- The outstanding shares of capital stock or other Equity Securities, as applicable, of each Subsidiary of the Company are owned by the Company subject to (i) any Encumbrances imposed by applicable securities Laws and (ii) any transfer restrictions in the Governing Documents, which shall be waived, if applicable, prior to or at the Closing.

Schedule 6.4 – Noncontravention

(i)

- The following Contracts either required the consent of, or notice to, the counterparty thereof in connection with the transactions contemplated by the Agreement, which were not obtained or delivered in connection with the closing of the Agreement:
    - The Rosebank Lease (as hereinafter defined) requires a consent, which will not be unreasonably withheld. The Rosebank Lease will expire on January 20, 2018 unless extended.
    - Master Software and Related Services Agreement by and between SimPRO Australia and Masters Home Improvement Australia PTY Limited dated as of February 25, 2013 (the "Masters Home Improvement Agreement").
    - The Westpac Debt Documents (as hereinafter defined).
- The Company has notified Interrisk, its insurance broker, which provides or arranges policies of insurance for the Company, of the transactions contemplated by the Agreement in general terms. After the Closing, the Company will be required to provide further information and may be required to take certain actions under its insurance policies with respect to the transactions contemplated by the Agreement.

(ii)

- Pursuant to the Company Constitution, the Company Shareholders have preemptive rights on issuances of capital stock of the Company as described therein, which shall be waived prior to or at the Closing.
- Pursuant to the Company Constitution, (i) the directors of the Company must approve any transfer of capital stock of the Company and (ii) the shareholders of the Company have rights of first refusal on the transfer of capital stock on the terms and conditions set forth in the Company Constitution. Such rights shall be waived prior to or at the Closing.

(iii)

- The Australian Securities and Investments Commission (ASIC) will need to be advised of any changes to the Company within 28 days of the change occurring.

Schedule 6.4(b)(iv) – Permitted Asset Encumbrances

The following Encumbrances will not be released at Closing:

- Encumbrances granted in connection with the Business Finance Agreement by and between Westpac Banking Corporation ("Westpac") and the Company dated May 23, 2014 and all of the documents entered into in connection therewith, including but not limited to, the General Security Agreement and the agreement regarding credit cards issued by Westpac to the Company (collectively, the "Westpac Debt Documents").

- Liens granted in favor of the leasing party in each of the deeds of novation described below (collectively, the "Deeds of Novation"):
  - Deed of Novation between Acorn Corporate Services PTY LTD ("Acorn Corporate"), Macquarie Leasing PTY LTD ("Macquarie Leasing") and Mark Alfred.
  - Deed of Novation between Acorn Corporate, St. George Finance Limited ("St. George") and Ekaterina Dubitskaya dated June 30, 2014.
  - Deed of Novation between Acorn Corporate, St. George and Aimee Simpson dated March 12, 2014.
  - Deed of Novation between Acorn Corporate, St. George Finance and Vaughn Matthew Mckillop dated June 25, 2013.
  - Deed of Novation between Acorn Corporate, St. George Finance and Rhiza Lahoylahoy dated November 10, 2014.
  - Deed of Novation between Acorn Corporate, St. George Finance and Mark Paton dated November 22, 2013.
  - Deed of Novation among Acorn Corporate, St. George and Brian Burke.
  - Deed of Novation among Acorn Corporate, St. George and Ashleigh Parrott.
  - Deed of Novation among Acorn Corporate, St. George and Stephen Hirst.
  - Deed of Novation among Acorn Corporate, St. George and Janine Russell.
  - Deed of Novation among Acorn Corporate, Macquarie Leasing and Erika Entz.
  - Deed of Novation among Acorn Corporate, Macquarie Leasing and Michelle Denny.
  - Deed of Novation among Acorn Corporate, BWM Australia Finance LTD, Bradley Ryan Halcrow.

- The Encumbrances listed in the chart below.

Grantor	Grantee / Secured Party	PPSR Reference	Description of Collateral	Registration start time	Registration end time
SimPRO Software Pty Ltd	Westpac Banking Corporation	201201190182776	ALLPAAP - no exceptions	30 January 2012	No stated end time

SimPRO Software Pty Ltd	Westpac Banking Corporation	201211270102698	All present and after acquired property ("**ALLPAAP**") - except any personal property of the grantor which is not from time to time subject to a security agreement in favour of the secured party. It will be a breach of the security agreement if certain dealings in the collateral (including selling or leasing it) occur without the secured party's consent.	27 November 2012	No stated end time
SimPRO Software Pty Ltd	Westpac Banking Corporation	201406250040830	ALLPAAP - except any personal property of the grantor which is not from time to time subject to a security agreement in favour of the secured party. It will be a breach of the security agreement if certain dealings in the collateral (including selling or leasing it) occur without the secured party's consent.	25 June 2014	No stated end time
SimPRO Software Pty Ltd	BMW Australia Finance Limited	201209250067200	Motor vehicle – serial number VF3BUAFZPCZ805031 (VIN)	25 September 2012	25 September 2019
SimPRO Corporate Pty Ltd	Macquarie Leasing Pty Ltd	201512220073537	Motor vehicle – all goods leased to the grantor under novated lease arrangements between Macquarie Leasing Pty Ltd and one or more employees of the grantor, and all proceeds arising from those goods, or novated lease agreements	22 December 2015	8 September 2022

Schedule 6.5 – Authorization to Transfer of Existing Shares

- See disclosures on Schedule 6.6 under the heading Rights to Acquire Ordinary Shares.

Schedule 6.6 – Capitalization

Rights to Acquire Ordinary Shares

- Pursuant to the Company Constitution, the Company Shareholders have preemptive rights on issuances of capital stock of the Company as described therein, which shall be waived prior to or at the Closing.
- Pursuant to the Company Constitution, (i) the directors of the Company must approve any transfer of capital stock of the Company and (ii) the shareholders of the Company have rights of first refusal on the transfer of capital stock on the terms and conditions set forth in the Company Constitution. Such rights shall be waived prior to or at the Closing.

Schedule 6.7 - Defaults

- Under the Westpac Debt Documents, the Company is required to have entered into a tax sharing agreement, but it has not done so.

- Disclosure of the following Contracts to Level Equity, violated the terms of such Contracts:

  - Business Services Agreement between Telstra Corporation Limited ("Telstra") and SimPRO Australia dated January 28, 2011, as amended by the Business Services Agreement Variation 1 dated March 26, 2015, Annexure A to Business Services Agreement Variation 1, and Business Services Agreement Variation 2 dated August 13, 2015 (the "Telstra Business Services Agreement").
  - Corporate Services Agreement by and between Telstra and Acorn Software Pty Ltd dated June 1, 2011 (the "Telstra Corporate Services Agreement").

- The following Contracts either required the consent of, or notice to, the counterparty thereof in connection with the transactions contemplated by the Agreement, which were not obtained or delivered in connection with the closing of the Agreement:

  - The Rosebank Lease requires a consent, which will not be unreasonably withheld. The Rosebank Lease will expire on January 20, 2018 unless extended.
  - Master Home Improvement Agreement.
  - The Westpac Debt Documents.

- The Company has notified Interrisk, its insurance broker, which provides or arranges policies of insurance for the Company, of the transactions contemplated by the Agreement in general terms. After the Closing, the Company will be required to provide further information and may be required to take certain actions under its insurance policies with respect to the transactions contemplated by the Agreement.

Schedule 6.8(c) – Indebtedness

- Amounts owed under the leases which were novated pursuant to the Deeds of Novation.
- AU$121,875 of contingent payments are required to be made to the Sellers under the terms of the Deed for the Sale of Shares between Australia Vehicle Tracking Pty Ltd, Acorn Group Pty, Rex Patrick Redden, and simTRAC dated December 9, 2013 (the "Australia Vehicle Tracking Purchase Agreement").
- AU$0 of indebtedness is outstanding under the Westpac Debt Documents.
- AU$33,000 of trade credit is owed to Corporate Traveller (maximum amount of trade credit which can be outstanding is $100,000.00, 30-day payment terms).
- AU$25,000 of trade credit is owed to Google Adwords (maximum amount of trade credit which can be outstanding is $45,000.00, net 45-day payment terms).
- AU$21,800 is owed to American Express under the credit card accounts (the credit limit is $60,000.00) ("Amex Facility").

Schedule 6.10 – Absence of Changes

(i)

- SimPRO Australia has received notice that Masters Home Improvement Australia PTY Limited is ceasing its operations in Australia and, as such, expects to terminate the Master Home Improvement Agreement at such time.

(ii)

- The Company's credit terms provided by Corporate Traveller and Google Adwords were altered. See Schedule 6.8(c) for a description of further terms of these arrangements.
- The Company has loaned (1) an additional AUD $326,000 to SimPRO Software LTD (a United Kingdom company) and (2) an additional AUD $226,000 to SimPRO Software LTD (a Delaware Company).

(xii) and (xiii)

- The Company is changing its accounting systems to Intacct.

(xiv)

- The Company is currently undertaking efforts to transition simTRAC customers currently on the 2g network to new 3-year leasing terms, which do not use the 2g network. The Company expects to shut down the 2g network in the near future.

(xv)

- Entry into the Agreement and the consummation of the transactions contemplated thereby, which is a commitment to take certain of the actions described in subclause (v) of Section 6.10 of the Agreement.

Schedule 6.11 – Real Property

Leased Properties

- Ground Floor, 31 McKechnie Avenue, Eight Mile Plains, Australia pursuant to the Lease Agreement between David Richard Madson and the Company dated January 1, 2016 (the "McKechnie Lease").
- 1st Floor, 31 McKechnie Avenue, Eight Mile Plains, Australia pursuant to the Lease between David Richard Madson and the Company dated September 11, 2011 (the "McKechnie First Floor Lease").
- Unit 18, 100 Bordeaux Street, Eight Mile Plains, Australia pursuant to General Tenancy Agreement between Curtis Thomson and Michelle Thomson and SimPRO Australia dated August 21, 2015 (the "Bordeaux Lease").
- Unit A1, 485 Rosebank Road, Avondale, New Zealand pursuant to Deed of Lease between Savings and Loans Limited and SimPRO New Zealand dated May 14, 2013 (the "Rosebank Lease").
- Suites 5 and 6, First Floor, James Hall, Parsons Green, St. Ives, Cambridgeshire, United Kingdom pursuant to that Agreement for Lease with Landlord's Works between Lexitron Limited and SimPRO Software Limited dated September 18, 2015 (the "UK Lease").
- 1 River Place, St. Ives, Huntingdon, United Kingdom pursuant to that Tenancy Application Form with attached Terms and Conditions between Michael Lawrence Slattery and Simpro Software Ltd dated June 3, 2016 ("River Place Lease").
- 300 Arapahoe Avenue, Suite 500A, Boulder, Colorado 80303, USA pursuant to that Sublease Agreement between Katasi, Inc. and the Company dated August 1, 2015 as amended by the Sublease renewal dated March 1, 2016 (the "US Sublease").
- 1020 Maxwell Avenue, #5, Boulder, Colorado 80304, USA, pursuant to that Lease Agreement between simPRO and Housing Helpers of Colorado, LLC.

Schedule 6.12 – Assets of the Company

None.

Schedule 6.13(b) – Company Products and Company Software

Company Products

- simPRO Enterprise; simPRO Service; simPRO Streamline; simTRAC; Eforms Portal; Eforms App; Connect App; simPRO Suite App; Quickbooks Desktop Accounting Link; MYOB Desktop Accounting Link; and any modifications or customizations to the aforementioned as requested from time to time by customers of the Company and its Subsidiaries.

- Pursuant to the Heads of Agreement dated February 6, 2012 (the "Sage Agreement") Acorn Group PTY, simPRO Software Pty Ltd, and Jalco Ltd ("Jalco"), the Company and Subsidiaries also sell an integration link between the Company Software and third party Sage accounting software (the "Jalco Link"). The Jalco Link was developed by Jalco and is not owned by the Company.

Company Software

- All software used in the following: simPRO Enterprise; simPRO Service; simPRO Streamline; simTRAC; Eforms Portal; Eforms App; Connect App; simPRO Suite App; Quickbooks Desktop Accounting Link; MYOB Desktop Accounting Link; and any modifications or customizations to the aforementioned as requested from time to time by customers of the Company and its Subsidiaries.

Schedule 6.13(c) – Owned Registered IP

Trademarks

Mark	Number	Jurisdiction
GEM ACCOUNTS	1574315	Australia
SIMPRO	980120	Australia
SIMPRO	1621670	Australia
SIMPRO SOFTWARE	1621669	Australia
SIMTRAC	1621668	Australia
Gear Wheel & 3 Dots in Disc	1621667	Australia
SIMPRO	822718	New Zealand
SIMPRO	1017376	New Zealand
Gear Wheel & 3 Dots in Disc	1017372	New Zealand
SIMTRAC	1017093	New Zealand
SIMPRO SOFTWARE	1017043	New Zealand
SIMPRO	4,857,329	USA
Gear Wheel & 3 Dots in Disc	4,857,328	USA
SIMTRAC	4,839,004	USA
SIMPRO SOFTWARE	4,887,291	USA
SIMPRO	UK00002545073	United Kingdom
SIMTRAC	1241555	Madrid Protocol
SIMPRO SOFTWARE	1241214	Madrid Protocol
SIMPRO	1241993	Madrid Protocol
Gear Wheel & 3 Dots in Disc	1241985	Madrid Protocol
SIMPRO SOFTWARE	1241214	European Union
SIMTRAC	1241555	European Union
Gear Wheel & 3 Dots in Disc	1241985	European Union
SIMPRO	1241993	European Union

- All trademarks listed in the table above are owned by and registered in the name of Acorn Software.

Material Unregistered Trademarks

- The Company and its Subsidiaries use the trademarks in the chart above in all jurisdictions in which they do business, although all such trademarks are not registered in each applicable jurisdiction.
- The following brand names are used by the Company and its Subsidiaries but are not trademarked in any jurisdiction: eForms, Simpro Enterprise, Simpro Service, Simpro Corporate, Simpro Connect, Simpro Mobile, Simpro Payments.

Domain Names

bestelectricalsoftware.co.uk
bestestimatingsoftware.co.uk
bestplumbingsoftware.co.uk
bestsecuritysoftware.co.uk
bestservicemanagementsoftware.co.uk
digitalpensuk.co.uk
planpro.co.uk
simtrac.co.uk
simpro.co.nz
simtrac.co.nz
fireforms.com.au
simprovirtualoffice.com.au
bestelectricalsoftware.com.au
bestestimatingsoftware.com.au
bestjobmanagementsoftware.com.au
bestsecuritysoftware.com.au
estimating.com.au
fieldservicemanagement.com.au
job-management.com.au
plumbingsoftware.com.au
refrigerationsoftware.com.au
tradeservicesoftware.com.au
faceofsimpro.com.au
wiki.acornsoftware.com.au
features.simpro.co
dock.simpro.co
sims.simpro.co
teamwiki.simpro.co
simprosoftware.co.nz
simproenterprise.co.nz
simprofire.co.nz
simprolite.co.nz
simprosoftware.co.uk
simproenterprise.co.uk

simprofire.co.uk
simprolite.co.uk
blog.simpro.co.nz
simprolite.com
simpro.net.au
simprosoftware.com.au
simproenterprise.com.au
simprofire.com.au
simpro-lite.com.au
simpro.co
simpro.com.au
v11.simpro.co.nz
v11.simpro.co.uk
v11.simpro.com.au
help.simpro.co
help11.simpro.co
simtrac.com.au
chat.simpro.co
webdev04.simpro.co
webdev01.simpro.co
webdev03.simpro.co
webdev02.simpro.co
prototype.simpro.co
webdev05.simpro.co
laser.simpro.co
webdev06.simpro.co
simtrac.com
laser.simpro.co.nz
laser.simpro.com.au
thejourney.simpro.co
simprostreamline.co.nz
simprostreamline.co.uk
simprostreamline.com.au
storage.simpro.co
simpro.co.uk
bestelectricalsoftware.com
help.simpro.com.au
simpro.es (fix)

acornsoftware.co.nz
simpromobile.co.uk
blog.simpro.co.uk
blog.simpro.com.au
acornsoftware.com.au
simpromobile.com.au
simprolite.com.au
simpromobile.co.nz
simpromobile.com
enterprise-forms.com
enterpriseforms.co.nz
enterpriseforms.co.uk
enterpriseforms.com.au
enterpriseforms.com.au
formex.com.au
forums.simpro.local
jobmanagementsoftware.com
air-conditioningsoftware.com.au
airconditioningsoftware.com.au
bestelectricalsoftware.co.nz
bestestimatingsoftware.co.nz
digitalpens.co.nz
jobmanagementsoftware.co.nz
plumbingsoftware.co.nz
securitysoftware.co.nz
thejourney.simpro.co.uk
helpdev.simprocloud.com
simprogroup.com
freeourdata.org
sims.simprogroup.com
webdev07.simpro.co
webdev08.simpro.co
simlms.simprogroup.com
helpguide.simprogroup.com

Social Media Accounts:

Facebook:	https://www.facebook.com/simPROSoftware/
Twitter:	https://twitter.com/simprosoftware; https://twitter.com/simprojourney
LinkedIn:	https://www.linkedin.com/company/simpro-software
Youtube:	https://www.youtube.com/user/simprosoftware

Vimeo:	https://vimeo.com/simprosoftware
Google+:	https://plus.google.com/115362517198875005998 (owned but not used)
Instagram:	https://www.instagram.com/simprosoftware/ (owned but not used); https://www.instagram.com/simprojourney/

Schedule 6.13(d) – Assignments of Owned Registered IP

None.

Schedule 6.13(f) – Intellectual Property Licenses

Contracts Relating to the Acquisition by the Company of Company Intellectual Property

- Deed of Assignment of Intellectual Property between Stephen John Bradshaw, Graeme Scott McNicoll, and Acorn Software dated December 21, 2011.
- Deed of Assignment of Intellectual Property between Gem Software Solutions and the Company dated July 10, 2015 (the "Gem Deed of Assignment").
- Deed for the Sale of Intellectual Property and all documents executed therewith, including the Gem Deed of Assignment, between Andrew Kenneth Crowe and Jonathan Joseph Eastgate, Acorn Software, the Company, and Gem Software Solutions dated July 10, 2015 (the "Gem Sale Documents").
- The Australia Vehicle Tracking Purchase Agreement.

Agreements for Use of Third Party Intellectual Property

- The Sage Agreement.

Agreements for License of Company Intellectual Property (other than in the ordinary course of business)

- The Trade Zone Agreement (as hereinafter defined).
- The Jalco Reseller Agreement (as hereinafter defined).
- The Sage Agreement.
- Pursuant to the Google Agreement, Google and its affiliates are granted rights to the Creative, Destinations and Targets.

Third Parties that have Received Source Code of Company Software

- Source code of Company Software has been provided to Assurex Escrow to be held in escrow pursuant to customer contracts.

Schedule 6.13(g) – Infringement

- Any trademark infringement by the Company or its Subsidiaries as alleged in that certain letter, dated as of May 13, 2016 and sent by Holding Redlich, on behalf of its client, Pronamics Pty Ltd, to the Company ("Pronamics Letter").

- Any trademark or copyright infringement by the Company or its Subsidiaries as alleged in that certain letter, dated as of June 20, 2016 and sent by a Caetlin Cartwright-Wilson, a former employee of a Subsidiary of the Company, to the Company's Subsidiary (the "Wilson Letter").

- The claims resolved by the terms of the Fire Protection Release and Discharge (as hereinafter defined). This matter has been resolved and releases have been obtained as described in the Fire Protection Release and Discharge.

Schedule 6.13(j) – Security Breaches

None.

Schedule 6.13(m) – Open Source Materials

- No software of the Company and its Subsidiaries is distributed as open source software.
- A list of open source components as used within the software of the Company and its Subsidiaries is set forth below. All of these components are used on an unmodified basis and within the terms of their respective license.

simPRO Enterprise and simPRO Service

iCalcreator	iCalcreator is a PHP class package managing iCal files
phpdocx	Generate DOCX files
qb_sdk	Intuit SDK for QBO connection (IPP PHP SDK for QuickBooks V3)
stripe-php	Take Credit Card Payments
swiftmailer	Send emails using SMTP, sendmail, postfix or a custom Transport implementation of your own
Tcpdf	Generate PDF documents
wkhtmltopdf	Wrapper for webkit to PDF
WSDLInterpreter	Interprets WSDL documents for the purposes of PHP 5 object creation
Lightopenid	Open ID library for handling QBO Single Signon
Mindscap Raygun 4	Thirdparty application for catching fatal errors in production environment
Composer	Dependency Manager for PHP
Selenium	Automated testing
Twig	Templating engine
google api client	Google API Connector
Codeception	Unit Testing and Automated testing
jQuery	Javascript Framework
jQuery UI	Javascript UI Framwork
Caret	Set the cursor position in text fields/areas
daterangepicker	extend jQueryUI datepicker to range
exportcsv	export html table to csv
Form	jQuery Form Plugin
formatCurrency	reformats number to currency
handlebars	javascript templating engine
Highcharts	charting
Hotkeys	jQuery Hotkeys Plugin
jquery.json	jQuery Json Handler
jquery.payment	Plugin for stripe
simpleColorPicker	color picker
magicsuggest	multi select picker
plupload	file upload progress

TableSorter	Sorting of tables
timepicker	time picker
belelros color picker	color picker
Tinymce	form ui components
Jstree	tree formatter

simPRO Streamline

PHPMyadmin	Database administration
Eway	Payment Gateway
Prajax	Ajax javascript library
Calendar	javascript calendar library
Phplot	PHP graphing library
scriptaculous	Javascript framework
jquery form	Plugin for jQuery
prototypejs	Javascript framework
coolmenus	Javscript menu plugin
FPDF	PDF generator
wz tooltip	Javascript tooltip plugin
AES Crypt	PHP Encryption library
htmlmimemail	PHP Mailing library

simTRAC

Minify	Minify CSS and JS
Composer	Dependency Manager for PHP
Snappy	Snappy is a PHP5 library allowing thumbnail, snapshot or PDF generation
json-rpc	json rpc extension
monolog	Logging for PHP
Mobiledevicedetect	Being replaced
Psr	Logging for PHP
swiftmailer	Swiftmailer, free feature-rich PHP mailer
symfony	cms
Twig	PHP templating engine
jQuery	Javascript framework

jQuery UI	Javascript UI framework
jQuery Mobile	jQuery Mobile framework
fontawesome	font
Highcharts	charting
datatables	export html table to csv
hoverintent	hover detection
Numeric	Allows only valid characters to be entered into input boxes.
tag-it	Simple and configurable tag editing widget with autocomplete support.
timepicker	time picker
typeahead	autocomplete/searching
underscore	random js functions
Zxcvbn	password strength estimator

Eforms Portal

WkHtmlToPdf	Command line tools to render HTML into PDF
WkHtmlToPdf.php	PHP wrapper for wkhtmltopdf
TimThumb	Thumbnail Creation
HtmlTable	OO HTML table creation
FlxZipArchive	Extends ZipArchive. * Add Dirs with Files and Subdirs
OAuthSimple	Authentication between apps
Minify	Minification of css and js
SkelJS	Skel is a lightweight framework for building responsive web apps.
jSignature	Signature capture in the browser
jQuery UI	UI components
jQuery Tags Input	UI components
Signature Pad	Signature capture in the browser
jQuery	Javascript framework
jQuery Knob	UI components
jQuery File Upload	File Uploads
Prologue Template	UI Layout
HTML5 Shiv	CSS/JS normalisation
Flash Canvas	CSS/JS normalisation
CodeMirror	A code editor implemented in JS on top of the browsers DOM
IcoMoon	Icon font generation
PIE	CSS/JS normalisation
Font Awesome	Icons
SASS	CSS Preprocessor

Eforms App

Android SDK	Android Development Kit
Android NDK	Android Development Kit
xCode	Apple IOS Development Kit
jQuery	Javascript framework
jQuery Mobile	Javascript UI framework
SVGPathSeg API	SVG Drawing component
poly	
IcoMoon	Icon font generator
Aller Font	font
jQuery JSON	jQuery json extension

Connect App

Android SDK	Android Development Kit
Android NDK	Android Development Kit
xCode	Apple IOS Development Kit
jQuery	Javascript framework
jQuery Mobile	Javascript UI framework
IcoMoon	Icon font generator
Aller Font	font
jQuery JSON	jQuery json extension
Raygun4Ruby	Raygun bug trap
Gettext	text converter
Httparty	http api connector
Locale	local extension
multi_xml	xml decoder

simPRO Suite App

jQuery	Javascript framework
jQuery Mobile	Javascript UI framework
Underscore.js	random js functions
Cordova Android	Mobile framework
Cordova iOS	Mobile framework
Cordova WinPhone	Mobile framework
AppInfo	Cordova Plugin
startApp	Cordova Plugin
Datepicker	Cordova Plugin

Android SDK	Android Development Kit
Semantic UI	UI framework
Less	CSS Preprocessor
SASS	CSS Preprocessor
Gulp	Build system for Semantic
IcoMoon	Icon font generator
Font Awesome	Font

Quickbooks and MYOB Desktop Accounting Link

IniParser	INI File Parser
Newtonsoft	JSON Parser for .net
Interop	Microsoft XML parser
Interop.QBXMLRP2	QuickBooks Desktop QBXML library

- No open source software in use by the Company or any of its Subsidiaries is subject to any copyleft obligations or conditions under current usage and all open source software in use by the Company and any of its Subsidiaries is within the terms of its respective license.

Schedule 6.13(n) – Funding

- Funds received by the Company from sales of its equity securities and the incurrence of debt have been used to fund the development of Owned Intellectual Property, but such Persons that provided the equity or debt financing do not have any ownership rights in any Owned Intellectual Property.

Schedule 6.14(a) – Benefit Plans

- Contracts of Executive Employment between the Company and:
  - Alan Murray Bignell dated July 22, 2016.
  - Aimee Elizabeth Simpson dated July 22, 2016.
- Employment Agreements between the Company and:
  - Stewart Bradley Couper dated November 11, 2011.
  - Curtis Thompson dated January 22, 2015.
  - Jonathan Eastgate dated May 1, 2012.
  - Mark Alfred dated February 1, 2012.
  - Stephen Bradshaw dated February 4, 2016.
  - Vanessa Winter dated February 2, 2012.
  - Matthew McBryde dated November 21, 2014.
  - Mark Richards dated May 23, 2012.
- In addition to the employment Contracts described in this Schedule 6.14(a) each employee of the Company and/or its Subsidiaries enters into an employment Contract with the Company and/or the applicable Subsidiary upon the commencement of such employee's employment.
- Independent Contractor Agreement between Darren Whitby and the Company dated January 1, 2015 (the "Whitby Contractor Agreement").
- New Commission Structure, Effective July 1, 2014 (the "New Commission Structure").
- Letter Agreement dated February 26, 2016 by and between Bradley Couper and the Company (the "Couper Secondment Agreement").
- Letter Agreement dated as of June 1, 2016 by and between Matthew McBryde and the Company (the "McBryde Secondment Agreement").
- Letter Agreement dated November 1, 2015 by and between Mark Richards and the Company (the "Richards Secondment Agreement" Richards and together with the Couper Secondment Agreement, the McBryde Secondment Agreement, the "Secondment Agreements").
- The Deeds of Novation.
- See attached for a description for the Employee Leave Balances (the "Employee Leave Balances").
- Reseller agreements entered into by the Company and its Subsidiaries in the ordinary course of business from time to time, including:
  - Reseller Agreement dated as of November 25, 2014 by and between SimPRO Australia and TradiePad PTY LTD (the "TradiePad Reseller Agreement").
  - Reseller Agreement dated as of March 30, 2014 by and between SimPRO Australia and Exceed Bookkeeping Solutions (the "EBS Reseller Agreement").
  - Reseller Agreement dated as of March 10, 2015 by and between SimPRO Australia and ProAMS (the "ProAMS Reseller Agreement").
  - Reseller Agreement dated as of January 19, 2015 by and between SimPRO Australia and Platinum Consultants (the "Platinum Reseller Agreement").
  - Reseller Agreement dated as of November 5,2014 by and between SimPRO Australia and Ocius Digital (the "Ocius Reseller Agreement").

- Reseller Agreement dated as of November 5,2014 by and between SimPRO Australia and Intersys Consulting PTY LTD (the "Intersys Reseller Agreement").
- Reseller Agreement dated as of June 16, 2015 by and between SimPRO Australia and Hills IT Solutions (the "Hills Reseller Agreement").
- Reseller Agreement dated as of March 28, 2015 by and between the SimPRO Australia and Cloud 2 u PTY LTD (the "Cloud Reseller Agreement").
- Reseller Agreement dated as of August 13, 2015 by and between SimPRO Australia and Anterior Business Management Solutions (the "Anterior Reseller Agreement").
- Reseller Agreement dated as of December 1, 2014 by and between SimPRO New Zealand and GT Promotions LTD (the "XTrack Reseller Agreement").
- Reseller Agreement dated as of December 19, 2014 by and between SimPRO New Zealand and Tradeworx LTD (the "Tradeworx Reseller Agreement").
- Reseller Agreement dated as of March 10, 2014 by and between SimPRO New Zealand and IT4Tradies LTD (the "IT4Tradies Reseller Agreement").
- Reseller Agreement dated as of September 26, 2015 by and between SimPRO USA and Obsidian Consulting Group LLC (the "Obsidian Reseller Agreement").
- Reseller Agreement dated as of August 13, 2015 by and between SimPRO USA and Integrated Data Technology, Inc. (the "IDT Reseller Agreement").
- Reseller Agreement dated as of January 19, 2016 by and between SimPRO USA and New Day Technology (the "New Day Reseller Agreement").
- Reseller Agreement dated as of October 26, 2015 by and between SimPRO USA and Symphony Development Group (the "SDG Reseller Agreement").
- Reseller Agreement dated as of October 12, 2015 by and between Cloud Ease Consulting and SimPRO Australia (the "CEC Reseller Agreement") .
- Reseller Agreement dated as of December 24, 2014 by and between Field Force Solutions LTD and SimPRO UK (the "FFS Reseller Agreement").
- Reseller Agreement dated May 24, 2016 by and between Integrated Core Group and SimPRO UK (the "Integrated Reseller Agreement").
- Reseller Agreement dated January 1, 2014 by and between T/A Thunder Cloud and SimPRO New Zealand (the "T/A Reseller Agreement").
- Reseller Agreement between Jill of All Trades and SimPRO Australia dated November 6, 2014 ("Jill Reseller Agreement").

- In the ordinary course of business, the Company enters into Contracts with resellers operating in the European Union, the form of which has been previously provided to Level Equity (collectively, the "EU Reseller Agreements").
- Agreement with TriNet dated August 3, 2015 ("TriNet Agreement").
- The Greymouse Proposal (as hereinafter defined).
- simPRO Authorised Partner (Reseller Agreement) dated as of February 9, 2012 by and between Jalco and simPRO Software Ltd (the "Jalco Reseller Agreement").
- Independent Contractor Agreements between SimPRO Australia and:
    - Peter Rees dated November 16, 2015.
    - Deb Smith dated June 17, 2015.
- Contractor Agreement dated as of October 1, 2014 by and between SimPRO USA and

Ken Del Gobbo.

Employee Benefits

- The Company provides the benefits described below to its employees in the applicable countries set forth below.
  - Australia
    - 4 weeks' annual/vacation leave and 10 days' sick leave.
    - Superannuation guarantee contributions are paid at the rate of 9.5% of ordinary time earnings as required by law.
    - Option of novated leases through Remserve for all staff.
    - Long service leave and other entitlements in accordance with statutory requirements.
  - New Zealand
    - 4 weeks' annual leave/vacation leave (accrued) and 5 days' sick leave (after 6 months).
    - Kiwisaver (Pension/Superannuation) is an optional. If the employee opts in, the employee and employer each contribute 3% of the employee's pay.
  - United Kingdom
    - 4 weeks' annual/vacation leave and 10 days' sick leave – this is accrued and only the 4 weeks are paid out at the end of employment.
    - Superannuation and Pension is optional. If the employee opts in, the employee and employer each contribute 5% of the employee's pay.
  - United States of America
    - Paid time off (PTO) of 20 days (sick, personal and vacation).
    - Medical – $1,000.00 per month flexible spend (but not payable in cash out) on medical, dental and optical with options for life and income protection. There is also a flexible spending account.
    - 401K contributions up to 6% matching with safe harbor option.
    - Other benefits provided via TriNet pursuant to the TriNet Agreement.

Schedule 6.14(c) – Post-Termination Payments

None.

Schedule 6.15(a) – Material Contracts

(i)

- The McKechnie Lease.
- The McKechnie First Floor Lease.
- The Rosebank Lease.
- The UK Lease.
- The Westpac Debt Documents.
- The Amex Facility.
- The Telstra Corporate Services Agreement.
- Proposal to provide Virtual Resources between Greymouse and the Company dated August 28, 2014 (the "Greymouse Proposal").
- SimPRO Proposal and Product Information, Quotation 2387, prepared for Aquaheat New Zealand Ltd., dated June 30, 2015, as amended by that certain email dated May 2, 2016 (the "Aquaheat Proposal").
- SimPRO Proposal and Product Information, Quotation 18920, prepared for GB Auto Electrics, dated March 15, 2015 (the "Auto Electrics Proposal").
- The TriNet Agreement.
- The McKays Annual Package (as hereinafter defined).
- The Vultr Terms of Service.
- The Rackspace Cloud Terms of Service with Rackspace USA Inc. or Rackspace International GmbH (the "Rackspace Cloud Terms of Service").
- Google Adwords Master Service Agreement (and related program terms) between Google and simPRO Corporate PTY LTD for adwords and advertising services (the "Google Agreement").
- Contract(s) with Corporate Traveller.
- Heads of Agreement between SimPro Software and Rainbow Lighting and Electrical Distributor's PTY LTD (the "Trade Zone Agreement").
- As described in the applicable employment Contract, certain employees receive a salary of greater than $50,000 per year and the benefits described therein including the benefits set forth in the Secondment Agreements.
- All contracts with suppliers and customers disclosed in Schedule 6.16(a) where it is stated that payments have exceeded $50,000 in any one year.
- IT4Tradies Reseller Agreement.
- Agreement with Caylen Building Service Pty Ltd.
- Agreement with PSG Electrical Services.

(ii)

- The following Contracts contain provisions prohibiting the Company from soliciting employees of the other party:
  - The Tradiepad Reseller Agreement.

- The EBS Reseller Agreement.
- The ProAMS Reseller Agreement.
- The Platinum Reseller Agreement.
- The Ocius Reseller Agreement.
- The Intersys Reseller Agreement.
- The Hills Reseller Agreement.
- The Cloud Reseller Agreement.
- The Anterior Reseller Agreement.
- The XTrack Reseller Agreement.
- The Tradeworx Reseller Agreement.
- The IT4Tradies Reseller Agreement.
- The CEC Reseller Agreement.
- The FFS Reseller Agreement.
- The Integrated Reseller Agreement.
- The Masters Home Improvement Agreement.
- Vultr Terms of Service.
- The T/A Reseller Agreement.
- The Jill Reseller Agreement.

- Pursuant to the terms of the Westpac Debt Documents, the Company is prohibited from changing its business.
- The Masters Home Improvement Agreement contains a provision prohibiting SimPRO Australia from providing to any Competitor (as therein defined) any software or services of the kind provided to the counterparty for a period beginning on the date on which SimPRO Australia is obliged to start providing the applicable Software (as therein defined) or Services (as therein defined) to the counterparty and expiring on the applicable Supplier Restraint End Date (as therein defined) if specified therein or in a statement of work thereunder.
- The Trade Zone Agreement provides that SimPRO New Zealand grants the counterparty the sole and exclusive rights to provide and have displayed by SimPRO New Zealand live stock on hand and that competing data suppliers or wholesalers will be restricted to a maximum of one update every 24 hours.
- Pursuant to the Jalco Reseller Agreement, (i) SimPRO Software Limited appointed Jalco as its exclusive reseller in the Vertical Market (as defined in the Jalco Reseller Agreement) described therein, (ii) SimPRO Software Limited shall provide Jalco its information regarding any prospects in the Vertical Market for purpose of allowing Jalco to service these prospects and (iii) Jalco has a right of first refusal with respect to being the reseller for certain new products.

(iii)

- Leases underlying the Deeds of Novation.
- The Australia Vehicle Tracking Purchase Agreement.
- The Westpac Debt Documents.
- The Amex Facility.

(iv)

- All employment contracts (including executive employment contracts) contain provision for severance and redundancy pay, which is paid on the date of termination.

(v)

- The Westpac Debt Documents.

(vi)

- Telstra Business Services Agreement.
- Vultr Terms of Service.
- Rackspace Cloud Terms of Service.
- The Trade Zone Agreement.
- The Google Agreement.

(vii)

- The Australia Vehicle Tracking Purchase Agreement.
- The Gem Sale Documents.

(ix)

As described in the Memoranda of Understandings between:

- SimPRO Australia and each of:
    - The Australian Security Industry Association Limited;
    - Master Plumbers and Mechanical Services Association of Australia dated 26 February 2015;
    - National Electrical Communications Association ("NECA") NSW dated 31 March 2015;
    - NECA SA dated 27 May 20156;
    - NECA Victorian Chapter dated 17 February 2015;
    - NECA QLD;
    - NECA WA;
    - Master Plumber's Association of Queensland;
    - Master Plumber's Association of NSW;
    - Master Plumber's Association of Victoria; and
    - Trade Service Company, LLC.
- SimPRO UK and Rated People Ltd.
- SimPRO New Zealand and Master Plumbers, Gasfitters & Drainlayers NZ Inc., dated September 8, 2016.
- The Company or a Subsidiary and IEC.

- The Trade Zone Agreement.
- The Sage Agreement.

(x)

- The McKechnie Lease.
- The McKechnie First Floor Lease.
- The Bordeaux Lease.
- The Rosebank Lease.
- The UK Lease.
- The River Place Lease.
- The US Sublease.
- 1020 Maxwell Avenue, #5, Boulder, Colorado 80304, USA, pursuant to that Lease Agreement between simPRO Software Limited and Housing Helpers of Colorado, LLC.

Schedule 6.16(a) – Customers and Suppliers

Top 20 Customers

Australia – 2014 Financial Year (all figures in $AUD)

Customer	Revenue
Masters Home Improvement Australia Pty Ltd	$922,762.00
EnergyAustralia Home Services Pty Ltd	$421,966.90
Laser Group Management Pty Ltd	$199,505.36
Laser Systems LTD	$165,215.00
AGL Energy Limited	$123,582.00
Pacific Services Group Pty Ltd (Receivers and Managers appointed) (Administrators appointed)	$79,880.00
Independent Locksmiths & Security	$57,782.50
Embertec Pty Ltd	$53,411.00
WR Electrical Pty Ltd T/as Affinity Electrical	$45,455.96
PMT Security	$45,309.40
Lancer Beverage Systems	$44,754.00
WCK Pty Ltd	$40,415.00
Universal Communications Group Pty Ltd.	$38,425.00
Communications and Technology Group Pty Ltd	$35,222.00
Select Solutions	$35,081.00
Acquired Awareness Traffic Management	$34,846.00
Brisbane Refrigeration	$30,667.00
Hydraulic Solutions & Sales	$30,186.80
Lotus Filters Pty Ltd	$29,897.65
Syndicate Communications Pty Ltd	$28,893.00

Australia – 2015 Financial Year (all figures in $AUD)

Customer	Revenue
Masters Home Improvement Australia Pty Ltd	$402,473.00
Laser Group Management Pty Ltd	$276,186.97
Laser Systems LTD	$208,687.50
EnergyAustralia Home Services Pty Ltd	$194,901.59
AGL Energy Limited	$121,682.00
Select Solutions	$69,563.00
Acquired Awareness Traffic Management	$65,204.00
Kleenit	$63,767.00

Lotus Filters Pty Ltd	$63,424.00
A1 Building Group	$59,418.57
Telstra SNP Monitoring Pty Ltd	$59,091.00
Mettler-Toledo Limited	$54,440.00
KP Electric (Australia)Pty Ltd	$43,448.96
Red-Adair Fire & Training Pty Ltd	$41,304.55
Universal Communications Group Pty Ltd.	$40,623.00
iinergy Pty Ltd	$39,427.64
i-Lec Solutions	$38,491.00
WR Electrical Pty Ltd T/as Affinity Electrical	$38,480.96
Embertec Pty Ltd	$37,800.00
Coles Refrigeration & Air Conditioning Pty Ltd	$37,709.50

Australia – 2016 Financial Year (all figures in $AUD)

Customer	**Revenue**
Laser Group Management Pty Ltd	$348,473.20
Masters Home Improvement Australia Pty Ltd	$320,874.00
Laser Systems LTD	$222,255.00
AGL Energy Limited	$105,780.00
Telstra SNP Monitoring Pty Ltd	$98,943.00
Stowe Australia	$82,281.00
Bundaberg Regional Council	$79,060.00
Select Solutions	$76,690.00
Acquired Awareness Traffic Management	$61,016.00
Celsius Fire Services Pty Ltd	$60,038.80
GB Auto Electrics	$59,410.00
A1 Building Group	$59,399.00
Embertec Pty Ltd	$55,043.00
Geiger Group	$53,112.80
Lotus Filters Pty Ltd	$49,709.20
Universal Communications Group Pty Ltd.	$44,738.00
Credible Building Technologies	$42,843.00
Degree Service PTY LTD	$41,606.00
Datatel Electrical & Communications	$41,598.00
KP Electric (Australia)Pty Ltd	$40,770.00

New Zealand – 2014, 2015 and 2016 Financial Years (all figures in $NZD)

Customer	Revenue FY 14	FY15	FY16
Laser Electrical Group Ltd NZ	$213,632.00	$265,308.00	$299,582.00
Clarkson Electrical	$64,288.00	$75,164.64	$67,644.00
Excel Refrigeration & Air Conditioning Ltd	$46,695.00	$73,827.00	$83,764.00
Aquaheat New Zealand Ltd	$ -	$12,678.43	$104,384.90
Dalton Electrical Co Ltd.	$45,433.00	$14,637.00	$47,706.50
Teltrac Communications	$64,135.00	$10,530.00	$9,240.00
Clearvision Communications	$32,420.95	$21,060.69	$22,894.56
B R Turfrey Limited	$8,056.00	$35,523.20	$32,330.00
ECL Group Ltd	$8,786.10	$32,505.90	$32,488.20
Universal Communications Group NZ Ltd	$ -	$25,110.00	$46,053.00
Chill Technology Ltd	$38,292.26	$14,688.00	$15,783.50
Humphreys Landscaping Ltd	$40,719.80	$12,417.00	$14,455.00
Foley Plumbers Ltd	$16,500.00	$20,275.00	$29,026.00
Nairn Electrical	$18,956.80	$23,544.00	$23,160.00
Service Resources Limited	$8,547.00	$12,338.00	$42,110.50
Think Water Leeston	$ -	$47,061.00	$12,748.00
Heat Pump Air Conditioning Ltd	$16,496.00	$20,050.00	$20,685.00
HotChilly Heat Pump & Air Conditioning	$3,598.50	$28,225.50	$25,068.00
Abbotts Plant and Machinery Limited	$31,610.00	$12,083.00	$9,552.00
Parr and Co Limited	$13,857.00	$16,912.00	$20,892.00

UK – 2014, 2015 and 2016 Financial Years (all figures in GBP)

Customer	Revenue FY 14	FY15	FY16
DWM Technical Solutions Limited	15,487.20	41,431.20	19,132.80
Johnson Controls Service et Solutions France	67,125.00		
Groestar Ltd	20,250.00	18,066.00	20,654.40
Energy Innovations (UK) LTD	18,192.00	17,922.92	20,194.80
HESIS Fire and Security Limited	9,102.00	15,481.20	19,180.80
Nemco Utilities Ltd	13,488.00	17,684.40	12,193.20
Trinity Heat Care Ltd	9,522.00	15,351.60	16,897.20
Footprint Solutions Limited		21,360.00	20,386.83
Medical Air Technology Ltd		10,402.80	26,985.60
Cinos Ltd		14,270.40	22,663.20
ALARMTEC LTD	2,206.80	23,246.93	11,178.00
Lightning Fire Safety Systems Ltd	11,275.20	13,366.80	11,209.20
Henshall and Sheehy Support Services	7,734.00	13,506.00	14,430.00

Ltd			
Samurai Sportswear	9,132.00	8,405.52	16,812.90
Halcyon Interiors	21,996.00	5,616.00	5,184.00
Stripe		2,152.09	30,585.95
DW Hargreaves Electrical Contractors Ltd	22,206.00	5,562.00	4,248.00
WM Brown Ltd	8,028.00	11,583.60	10,584.00
Etherlive Ltd	7,506.00	11,880.00	10,547.16
Titan Maintenance	11,871.60	9,393.00	8,558.40
CooperOstlund Ltd	14,858.40	9,312.00	4,320.00
Meadowcroft Ltd	6,163.50	11,388.00	10,651.00
Thinkdrinks	10,662.00	8,850.00	6,382.80
TOPS Security Solutions Ltd	8,380.08	8,603.54	8,128.80
Ecomaster	20,322.00	3,960.00	
C & G Services (UK) Ltd	9,033.98	7,442.40	7,773.60
MEC Electrical Contractors Ltd	5,814.00	12,480.00	5,760.00
Lambert Electrical		11,353.20	12,229.20
Greenserve	6,739.82	6,098.40	9,558.60
Allfire Uk	6,164.40	8,647.20	7,268.40

<u>USA – 2016 Financial Year (all figures in $USD)</u>

Customer	**Revenue**
Midwest Alarm Company, Inc	$32,468.00
Blue Wave Communications, LLC	$17,799.00
Quality Degree Inc.	$13,814.00
The Security Centre	$11,568.00
Advanced Electrical Concepts Inc.	$11,489.00
Velox Construction Inc.	$11,298.00
RECO Inc.	$8,516.00
CINOS Inc.	$6,960.00
Proguard Protection Services, Inc.	$4,742.00
Brigadier Security	$4,285.00

Top 10 Suppliers

Australia – 2014, 2015 and 2016 Financial Years (all figures in $AUD)

Supplier	Description	2014	2015	2016
Google Asia Pacific Pte.Ltd	Advertising and adwords	$143,748.61	$202,770.00	$316,500.00
Corporate Traveller	Travel fees	$0.00	$154,797.01	$239,591.34
Platinum Consultants	Implementation training & consulting	$147,995.91	$142,546.68	$179,910.97
ATrack Technology Inc.	simTRAC hardware provider	$99,473.00	$178,142.00	$129,772.00
Telstra Mobile	simTRAC sim data costs	$151,900.20	$125,854.44	$128,934.11
Rackspace Hosting	Cloud hosting	$393,650.26	$219,985.55	
David R.Madson	Office rent	$256,255.95	$122,941.83	$33,550.00
Synbiz Solutions	Implementation training & consulting	$54,822.20	$50,326.71	$98,138.36
TAaBS	Implementation training & consulting	$78,594.02	$82,817.65	$39,442.80
Chris Von Wilpert	Google adwords management consulting	$0.00		$102,725.00
NQ Resource Solutions Pty Ltd	Implementation training & consulting	$81,362.21	$13,200.00	$88,698.28
Remserv	Wages	$0.00	$27,897.58	$61,967.64
ASIAL- Australia Security Industry Association Ltd	Association/sponsorship partner	$64,157.50	$46,458.00	$42,488.85
RG Communications (Australia) Pty Ltd	PR and communication consulting	$0.00	$40,254.93	$36,300.00
NECA - NSW Chapter	Association/sponsorship partner	$0.00	$24,333.42	$41,501.26
CTM Travel	Travel Agency	$207,512.85	$64,787.67	

Australia (Corporate) – 2015 and 2016 Financial Years (all figures in $AUD)

Supplier	Description	Expenditure 2015	2016
Rackspace International	Cloud hosting	$188,669.16	$506,613.16
Greymouse (T2)	External contractors	$121,115.48	$266,384.20
David R. Madson	Office rent	$103,112.50	$255,718.30
Corporate Traveller	Travel fees	$81,958.49	$165,227.46
RemServ	Wages	$47,025.30	$136,547.92
Telstra	Staff mobile phones	$51,579.28	$103,106.79

McKays Solicitors Pty Ltd	Legal services	$47,567.69	$98,875.30
simPRO Software USA	Intercompany		$116,719.25
Spiderbox	Phone and ISP	$33,849.03	$68,525.50
AGL Energy Limited	Office electricity	$17,000.62	$37,609.06
Genroe Australia Pty Ltd	Net promoter score	$17,490.00	$34,980.00
Microsoft	Office computer hardware	$2,040.58	$48,711.05
Expenses - Curtis Thomson	Combination of apartment rent & expense reimbursments	$12,198.24	$30,065.17
Umart Online	Office computer hardware	$3,307.51	$36,048.75
CRH Commercial Cleaning Service Pty Ltd	Office cleaning	$8,689.88	$22,535.30
Cloud Sherpas Pty Ltd	Systems consulting		$30,800.00

New Zealand – 2014, 2015 and 2016 Financial Years (all figures in $NZD)

		Expenditure		
Supplier	**Description**	**2014**	**2015**	**2016**
Savings and Loan	Office Rent	$54,074.97	$57,272.31	$62,103.37
Vodafone	Tracker Sims and Staff Cell phones	$34,686.28	$48,354.85	$57,264.43
Atrack Technologies	Trackers	$27,431.00	$28,024.00	$29,628.00
Corporate Traveller	Flights and travel	$ -	$24,482.39	$28,741.15
Office Products Depot	Stationery	$34,428.36	$375.67	$395.40
P B Technologies	Computer equipment	$4,730.25	$ -	$29,397.36
5 Digital	Prinitng and advertising Material	$15,131.70	$4,148.05	$8,697.81
Energy Online	Electricity	$4,002.28	$3,634.97	$4,861.92
Sharper Cleaning	Cleaners	$2,622.00	$2,622.00	$2,622.00
Courier Post	Office Courier and Postage	$2,396.61	$2,523.27	$2,165.66
UFL Group	Office Furniture	$ -	$ -	$6,124.90
Global Security	Alarm Monitoring	$640.68	$1,196.51	$1,220.66
Fumacare	Office Cleaning products	$845.02	$1,129.71	$846.38
Just Water	Water filter	$621.00	$621.00	$621.00

UK – 2014, 2015 and 2016 Financial Years (all figures in GBP)

		Expenditure		
Supplier	**Description**	**2014**	**2015**	**2016**
Jalco	Support services and training	£10,904	£48,061	£69,074
Regus	Office Rent (previous premise)	£35,138	£39,195	£15,482
JALCO LTD	Support services and training	£50,544		
Huntingdonshire	Council taxes			£40.606

District Council				
Ravensfield Ltd	Digital Pen Support	£38,853		
Stowe Management Ltd	Rental service charges (new rent)			£37,711
EE	Mobile phone charges	£3,016	£8,859	£21,813
Gotelee solicitors	Legal services	£5,152	£7,744	£16,459
Hotels.com	Travel accom	£8,348	£12,100	£8,589
HMRC PAYE	TAX			£27,757
The ap Group	Mktg Printing			£23,936
Allstar Business Solutions Ltd	Fuel cards	£16,172	£1,794	
Footprint Solutions LTD .. S	Exhibition/show stands		£4,800	£12,600
Leaders	Rental service charges			£13,027
Field Force Solutions	Reseller commissions			£12,185
Larking & Gowen	Accounting and Payroll Services	£4,390	£4,220	£3,175
BRIAN HENDRICK	Employee mileage and expenses	£1,194	£9,259	
MPH Vehicle Solutions	Vehicle rentals			£9,819
Microsoft	Computer hardware		£80	£9,632
durhamlane	Lead Generator partner/ marketing			£9,000

USA – 2014, 2015 and 2016 Financial Years (all figures in $USD)

			Expenditure	
Supplier	**Description**	**2014**	**2015**	**2016**
TriNET HR Corporation	Payroll Agency			$379,141.32
Ken Del Gobbo	Professional consulting		$50,229.99	$121,688.31
Littler Mendelson P.C	Legal fees & immigration	-$2,827.00	$17,379.00	$35,290.00
Corporate Traveler	Travel agency		$14,733.91	$20,897.97
Katasi, Inc	Office rent			$21,430.10
Independent Electrical Contractors, Inc	Association/sponsorship partner			$19,796.00
Xero, Inc			$17,500.00	$1,000.00
CST Tax Advisors			$1,500.00	$15,070.78

- See item (i) of Schedule 6.10.

Schedule 6.16(b) – Material Deviations from Standard Customer Agreements

Material Deviations

- SimPRO Proposal and Product Information, Quotation 19617, prepared for Telstra SNP Monitoring Pty Ltd, dated August 15, 2014 (the "Laser Group Memo").
- SimPRO Proposal and Product Information, Quotation 2387, prepared for Aquaheat New Zealand Ltd, dated June 30, 2015.
- simPRO Desktop Proposal prepared for Groestar Ltd.
- The Master Home Improvement Agreement.
- Proposal Project George, prepared for A1 Building Group PTY Ltd.

Standard Customer Agreement

- See attached for standard Customer Agreement.

simPRO Software Pty Ltd Terms and Conditions

These Terms and Conditions ("the Agreement") are to be read in conjunction with the simPRO Software Pty Ltd ("simPRO") proposal for the supply of software, systems, services, support, updates and maintenance ("the Proposal") delivered herewith. On acceptance of the Proposal by the Customer, the Customer will become contractually bound by these Terms and Conditions in respect of the Proposal.

1. INTERPRETATION

"**Acceptance date**" means the date upon which the Proposal is accepted by the client by execution of the Proposal Acceptance attached to the Proposal;

"**Additional Charge**" means a charge in accordance with the rate referred to in the Proposal;

"**Commencement Date**" means the date so specified in the Proposal;

"**Confidential Information**" means information that is by its nature confidential relating to the Software but does not include:

1.1 Information already known to the receiving party at the time of disclosure by the other party; or

1.2 Information in the public domain other than as a result of disclosure by a party in breach of its obligations of confidentiality under this agreement;

"**Customer**" means the addressee of the Proposal;

"**Delivery Date**" means the date so specified in the Proposal;

"**Designated Computer Equipment**" means the equipment on which the Software is to be installed as specified in the Proposal;

"**GST**" means

1.3. The same as in the GST Law;

1.4. Any other goods and services tax, or any tax applying to this agreement in a similar way; and

1.5. Any additional tax, penalty tax, fine, interest or other charge under a law of such a tax.

"**GST Law**" means the same as 'GST law' in A New Tax System (Goods and Services Tax) Act 1999 (Cth);

"**Hardware**" means all hardware supplied by simPRO to the Customer as set forth in the Proposal

"**Hosting**" means the provision of a hosted server within simPRO's data centre.

"**Hosting Fee**" means the fee for providing the Hosting as specified in the Proposal.

"**Intellectual Property Rights**" means all present and future rights conferred by statute, common law or equity in or in relation to any copyright, trade marks, designs, patents, circuit layouts, business and domain names, inventions, and other results of intellectual activity in the industrial, commercial, scientific, literary or artistic fields; relating to the Software;

"**Initial Service Term**" means the initial service period specified in the Proposal;

"**Licence**" means the licence of Software granted pursuant to the Agreement;

"**Licence Fee**" means the amount so specified in the Proposal;

"**Media**" means the media on which the Software is recorded or printed;

"**Moral Right**" means:

1.6. A right of attribution of authorship; or

1.7. A right not to have authorship falsely attributed; or

1.8. A right of integrity of authorship; or

1.9. A right of a similar nature; which is conferred by statute, and which exists or comes to exist anywhere in the world in a deliverable form comprised within this agreement;

"**New Releases**" means Software which has been provided primarily to implement an extension, alteration, improvement or additional functionality to the Software;

"**Price**" means the price for the Hardware as specified in the Proposal.

"**Service Fee**" means the charge for Services specified in the Proposal;

"**Service Period**" means the period outlined in the Proposal which will begin on the Commencement Date and continue until expiry pursuant to the Proposal.

"**Services**" means the maintenance services to be provided by simPRO specified in the Proposal.

"**Software**" means the computer program and related documentation as specified in the Proposal;

"**Term**" means the term of the Agreement in clause 3.

"**Territory**" means Australia;

"**Update**" means Software which has been produced primarily to overcome defects in the licensed Software.

Words importing the singular include the plural and vice versa and words importing one gender shall include all other genders. Headings are for ease of reference only and shall not affect the interpretation of this agreement.

2. LICENCE

2.1. simPRO grants to the Customer a licence to use the Software for the Term in the Territory.

3. COMMENCEMENT AND TERM

3.1 The Licence commences on the Commencement Date and subject to the terms of the Agreement, shall continue for a period of 12 months provided the Term may be extended by mutual agreement from year to year subject to the terms hereof.

4. LICENCE FEE

4.1 In consideration of the Licence, the Customer shall pay the Licence Fee to simPRO in the manner and at the times set forth in the Proposal. The Licence Fee for the first year of the Term shall be the amount stipulated in the Proposal, for all subsequent years the Licence Fee shall be such sum as stipulated by simPRO provided that in no year shall the Licence fee be increased by an amount exceeding the increase in the Consumer Price Index, All Groups, City of Brisbane during the previous year or 10 percent of the Licence Fee for the previous year whichever is the greater.

4.2. The Licence Fee is exclusive of all taxes, duties and surcharges payable in respect of the Software and in respect of the Agreement.

4.3. If payment is not made within 14 days of the due date, interest will be payable by the Customer at the rate of 12 per cent per annum on the overdue amount and, if any payment is owing after 30 days from the due date, simPRO shall be entitled to suspend its remaining obligations under the Agreement and to repossess the Software.

4.4. If the Customer disputes the whole or any part of the amount claimed in an invoice submitted by simPRO pursuant to the Agreement, the Customer will pay the undisputed portion on the due date. The dispute regarding the remainder may be referred to the dispute resolution procedure prescribed by the Agreement. If it is subsequently resolved that a further amount is payable, the Customer will pay that amount together with interest at the rate of 12 per cent per annum from the date the payment was due to the date of payment.

4.5. Words defined in the GST Law have the same meaning in this clause, unless the context makes it clear that a different meaning is intended.

4.6. In addition to paying the Licence Fee and any other amount payable or in connection with the Agreement (which is exclusive of GST), the Customer will:

4.6.1 pay to simPRO an amount equal to any GST payable from any supply by simPRO in respect of which the Licence Fee or any other amount is payable under this agreement; and

4.6.2. make such payment either on the date when the Licence Fee is due or within 7 days after the Customer is issued with a tax invoice, whichever is the later.

4.7. simPRO must, within 28 days of request from the Customer, issue a tax invoice (or an adjustment note) to the Customer for any supply under or in connection with the Agreement.

4.8 simPRO will promptly create an adjustment note for (and apply to the Commissioner of Taxation for) a refund, and refund to the Customer, any overpayment by the Customer for GST but simPRO need not refund to the Customer any amount for GST paid to the Commissioner of Taxation unless simPRO has received a refund or credit for that amount.

5. CONDITIONS OF LICENCE

5.1. simPRO warrants that it has the authority to grant the Licence.

5.2. The Licence shall be non-transferable and non-exclusive to the Customer

5.3. Use of the Software is limited to the Designated Computer Equipment, unless the consent of simPRO is obtained to use the Software on alternative equipment. Such consent shall not be unreasonably withheld.

5.4 Subject to clause 20 simPRO is not required to provide updates or new releases pursuant to the Agreement.

6. ACKNOWLEDGMENT

6.1. The Customer acknowledges that it has exercised its independent judgement in entering into the Agreement and has not relied on any representation made by simPRO or any person on its behalf which is not stated expressly in the Proposal or the Agreement.

7. DELIVERY

7.1. simPRO shall deliver the Software to the Customer on or before the delivery date or on such other date as is mutually agreed between the parties.

8. ACCEPTANCE

8.1. Upon installation of the Software, the Customer shall be responsible for ensuring that the Software is used in accordance with the Proposal.

8.2. If, during a period of 10 working days following the Commencement Date, the Software fails to perform substantially in accordance with the Propose it will be deemed not to be accepted.

8.3. If the Software is deemed not to be accepted pursuant to clause 8.2, simPRO shall be given the opportunity to rectify the defect or replace the Software within a further period of 14 days.

8.4 If the Software fails to perform substantially in accordance with the Proposal during the 14 day period referred to in clause 8.3, the Customer may, at its option, grant a further period during which satisfactory performance is to be achieved or alternatively terminate the Agreement.

8.5. The Software will be deemed accepted if it does not fail to substantially perform in accordance with the Proposal during any of the periods referred to in the preceding subclauses.

9. TRIAL PERIOD

9.1. The Customer acknowledges that the first month following acceptance of this Proposal is deemed to be the Trial Period for the Software and services provided pursuant to the Proposal.

9.2 The Customer acknowledges and agrees that during the Trial Period, simPRO will not invoice the Customer any Service Fee, however will still charge the full price for Hardware which will be non-refundable in the event that the Customer does not terminate the Proposal during the Trial Period

9.3 The Customer acknowledges and agrees that it has been provided with a Trial Period in order to allow the Customer to determine to its own satisfaction that the items provided pursuant to the Proposal in clause 9 is satisfactory to the customer.

10. OWNERSHIP

10.1. simPRO retains ownership of the Software whether in its original form or as modified during the term of the Licence.

10.2 All Intellectual Property Rights in the Software are retained by simPRO.

10.3 Nothing in this agreement affects the ownership of moral rights in the Software

11. COPIES

11.1. Subject to the following subclauses of this clause, and without seeking to exclude or limit the application of sections 47B(3), 47C, 47D, 47E or 47F of the Copyright Act 1968 (Cth) the Customer shall not copy the Software, in whole or in part.

11.2 The Customer may make such number of copies of the Software as is necessary to serve its internal needs for the system's backup and security. All copies of the Software and the Media in which the copies are contained shall be and remain the property of simPRO

11.3 The Customer shall mark all copies of the Software and the Media in which the copies are contained with a notice of:

11.3.1. simPRO's ownership of the Software and the Media;

11.3.2. The confidentiality of the Software; and

11.3.3. Such other information as simPRO requires.

11.4. The Customer shall maintain records of all copies of the Software made by it and the place at which those copies are situated. Such records shall be furnished to simPRO upon reasonable notice.

11.5. The Customer shall notify simPRO immediately on becoming aware of any unauthorised use or copying of the whole or any part of the Software.

11.6. Immediately upon termination of the Agreement, the Customer shall deliver up to simPRO the Software (including all copies, authorised or otherwise), and the Media, whether in their original form or as modified by the Customer.

12. MODIFICATIONS

12.1. The Customer shall not modify the whole or any part of the Software or combine or incorporate the whole or any part of the Software in any other program or system without the prior consent in writing of simPRO

12.2 If the Software is modified in accordance with the preceding clause 12.1, the modifications shall, unless simPRO directs otherwise, be made in accordance with a written proposal submitted by the Customer to simPRC

12.3. The Customer shall fully indemnify and hold harmless simPRO against any liability incurred if the said modifications infringe the intellectual property rights of a third person.

12.4. The Software as modified remains the property of simPRO.

12.5. The Agreement shall continue to apply to the Software as modified.

12.6. This clause is subject to any right of modification arising pursuant to sections 47B(3), 47C, 47D, 47E or 47F of the Copyright Act 1968 (Cth)

13. REVERSE ENGINEERING

13.1. Except as expressly permitted by sections 47B(3), 47C, 47D, 47E or 47F of the Copyright Act 1968 (Cth), the Customer shall not reverse assemble or reverse compile the Software or any part of the Software.

14. SECURITY

14.1 The Customer shall be responsible for protecting the Software at all times from unauthorised access, use or damage.

15. RISK

15.1 Risk of loss or damage to the Software, and the Media shall pass to the Customer upon delivery of the Software.

16. ESCROW OF SOURCE CODE

16.1. If requested by the Customer, simPRO shall deliver a copy of the Software in the source code into the custody of a mutually acceptable third party.

16.2 In the event that the source code is to be held in escrow pursuant to clause 16.1, the parties will enter into the current escrow agreement used by simPRO. The parties agree that the escrow agreement will be executed by both parties prior to the Commencement Date, pursuant to which agreement the nominated escrow agent is authorised to release the source code to the Customer on the occurrence of specified contingencies as mutually agreed.

16.3. The Customer agrees that simPRO will be entitled to charge a management fee in the event that the escrow agreement provides that a management fee is to be payable to simPRO.

16.4. All costs associated with the appointment, management and the services will be paid by the Customer.

17. WARRANTIES

17.1 simPRO warrants that the Software will perform substantially in accordance with the Proposal for a period of 12 Months after the Delivery Date.

17.2. If, within 12 Months after the Delivery Date, the Customer notifies simPRO in writing of:

17.2.1. The fact that the Software is not performing substantially in accordance with the Proposal; and

17.2.2. The alleged defects or errors, with sufficient particularity to enable simPRO to remedy the defects or errors,

simPRO shall at its own expense, commence to examine the Software within three working days and, as soon as practicable thereafter, rectify the defect or replace the Software.

17.3. The warranty contained in clause 17.1:

17.3.1. Is subject to the Customer having fully complied with its obligations under the Agreement;

17.3.2. Is not a warranty that the results obtained from the Software will be in accordance with the Customer's expectations or that the Software can be rendered error free; and

17.3.3. Does not operate where the substantial non-performance arises in any respect from the installation of the Software, the nature or operation of the equipment on which the Software is used or the use of any materials or Software not provided by simPRO.

17.4. simPRO does not warrant that the Software will meet the Customer's requirements or that the Software will be error free.

18. INDEMNITY AND LIABILITY

18.1 Subject to clause 18.2, simPRO shall indemnify and hold harmless the Customer against any claim made against the Customer by a third party alleging that the Software infringes the copyright of that third party.

18.2 simPRO shall not be liable to the Customer under clause 18.1 if:

18.2.1. The Customer does not notify simPRO of the other person's claim or of infringement of copyright within seven days after becoming aware of the claim;

18.2.2. simPRO's ability to defend the claim has been prejudiced by the Customer's noncompliance with any of its obligations under the Agreement;

18.2.3. The Customer does not give simPRO reasonable assistance in defending the claim;

18.2.4. The claim has arisen because of the use of the Software in combination with equipment, materials or computer programs not supplied or approved by simPRO; or

18.2.5. The Customer does not permit simPRO to have control of the defence of the claim and all related settlement negotiations.

18.3. Except as expressly set out in this clause and to the maximum extent permitted by law, all representations, conditions and warranties (whether express or implied, statutory or otherwise and including warranties as to the merchantable quality or fitness for any particular purpose of the Software and support and software updates are expressly excluded.

18.4. simPRO will not be liable whether in contract, tort (including negligence) or otherwise for any indirect loss or damage (including any consequential loss or loss of profits) suffered or incurred by the Customer arising out of or in connection with this Agreement.

18.5. simPRO's liability to the Customer arising out of all claims for damages under this Agreement will not exceed in aggregate the total amount actually paid by the Customer to simPRO under this Agreement in the three months prior to the time such liability arises.

19. CUSTOMER INFORMATION

19.1. The Customer acknowledges that simPRO, its Dealers, agents and any third party providing the Software or support and software updates to the Customer on behalf of simPRO (collectively called its "Agents") may generate, and/or require use of existing information or data about the Customer, its contractors or employees ("Customer Information")

19.2. The Customer grants simPRO and its Agents the right to use, copy, modify, store and disclose the Customer Information to the extent necessary so that they can supply the Software and/or support and software updates, and any enhancements or modifications to same, to the Customer ("Licence").

19.3. The Customer will, to the extent that the Customer Information contains personal information and/or sensitive personal information (as defined in the *Privacy Act 1988* (Cth)) about an individual (including an employee or contractor of the Customer), procure from that individual all necessary consents required by law to enable that information to be used by simPRO and its Agents in accordance with the Licence.

19.4 The Customer indemnifies simPRO and its Agents (and will continue to indemnify simPRO and its Agents notwithstanding termination or expiration of a contract for the supply of the Software and/or the support and software updates) for all loss (including losses, liabilities, penalties, damages, costs, charges and expenses) which simPRO and/or its Agents may suffer or incur (whether in relation to the Privacy Act 1988 (Cth) or otherwise) by reason of the Customer's failure to comply with the preceding clause 19.3.

19.5. Except in relation to an infringement of confidentiality or intellectual property rights, the liability of simPRO in damages (including special, indirect or consequential damages, which damages will be deemed to include loss or revenue, loss or profit and opportunity loss) in respect of any act or omission of simPRO in connection with its obligations under the Agreement will not exceed the amount of the Licence Fee for the year in which the damages are suffered, even if simPRO has been advised by the Customer as to the possibility of such losses being incurred.

20. SUPPORT AND SOFTWARE UPDATES

20.1 If so stated in the Proposal during the Service Period simPRO agrees to provide software and support updates to the Customer on the terms and conditions contained in the Agreement.

21. SUPPORT AND SOFTWARE FEE

21.1. In consideration of simPRO's agreement to provide support and software updates, the Customer shall pay simPRO the Service Fee in the manner and at the times set forth in the Proposal ("Service Fee").

21.2. The Service Fee for the Service Period shall be the amount stipulated in the Proposal. In the event that the parties continue the support and software updates following expiration of the Service Period, simPRO will provide the customer with a further written Proposal setting out the costs of the support and software updates to be provided and the new Service Period.

21.3. In the event that the Service Period has expired and simPRO does not provide the Customer with a new Proposal and the Customer continues to use the support and software updates provided pursuant to the current Proposal, the parties acknowledge and agree that the Service Period will be further extended on a month-to-month basis on the same terms and conditions and for the same Service Fee as provided for in the original Proposal.

21.4 The Service Fee shall be paid in advance, the first payment to be made on or before the first day of the Service Period. In any event, the Service Fee shall be payable within 14 days after the Customer receives an invoice for the Service Fee from simPRO.

21.5. Any Additional Charge payable pursuant to this Agreement is in addition to the Service Fee.

21.6 An Additional Charge will be payable if the Customer requests simPRO to provide support or software updates which are not specified or which are found to be unnecessary, or if simPRO is requested to provide information or documentation other than that provided from the Software.

21.7 The Service Fee is exclusive of all taxes, duties and surcharges payable in respect of the support and software updates and in respect of the Agreement.

22. SUPPORT PROVIDED

22.1. During the Service Period simPRO shall use all reasonable endeavours to maintain the Software in substantial conformity with the descriptions contained in the Proposal and provide the following services in this clause.

22.2. If during the Service Period the Customer discovers that the Software fails to substantially conform to the descriptions contained in the Proposal, it shall immediately notify simPRO of the fact, unless nonconformity is discovered after 5.00 pm on a business day. In that case, the Customer shall notify simPRO by 10.00 am on the following business day. If the nonconformity is discovered between 5.00 pm on the last business day of any week and 9.00 am on the first business day of the following week, the Customer shall notify simPRO of the nonconformity by 10.00 am on the first business day following that period.

22.3. Immediately after notifying simPRO in accordance with clause 22.2, the Customer shall, insofar as it is able to do so, provide simPRO with a documented example of the defect or error which constitutes the nonconformity. It shall also submit to simPRO, if requested, a listing of output and any other data which simPRO reasonably requires in order to reproduce operating conditions similar to those present when the nonconformity was discovered.

22.4. In the event that the Customer notifies simPRO in accordance with clause 22.2 and 22.3 simPRO will provide to the Customer first level Help Desk support in relation to user problems and functionality questions via the Customer Support Centre.

In the event that the nonconformity of the Software is not corrected within the next 4 normal business hours. simPRO will integrate second level support within 5 normal business hours of notification of the nonconformity and resolve the same as soon as reasonably practical depending on the nature of the nonconformity.

22.5 The parties acknowledge that the Services to be provided in respect of the Software include training of the Customer's personnel in the use of the Software, and that simPRO may monitor the proficiency of the Customer's personnel and if necessary, arrange additional training at a location and time nominated by simPRO at the Customer's expense

22.6 If so stated in the Proposal, the Services include the provision of Updates and New Releases which will be transported via the internet connection provided by the Customer.

22.7 In the event that the Customer does not elect to take any software updates or services, then the Customer acknowledges and agrees that it will be required to pay for any further software updates or any maintenance or services that the customer requires on a time basis as invoiced from time-to-time from simPRO.

22.8. In the event that the Proposal also contains any hardware or hosting, the Customer acknowledges that simPRO gives no warranty as to the merchantable quality or the fitness for purpose of the Hardware and that the Customer acquires the Hardware after having made its own enquiries as to the suitability of the Hardware and exercising its independent judgement and has not relied on any representation made by simPRO or the skill and judgement of simPRO or any person on its behalf which is not stated expressly in the Proposal or the Agreement.

22.9. In the event of any failure or defect in the Hardware simPRO's responsibility in respect thereto is limited to any warranty given by the manufacturer thereof.

22.10. The Customer will pay to simPRO the Price for the Hardware at the time and in the manner set forth in the Proposal. .

22.11 If so stated in the Proposal simPRO will provide the Hosting during the Term.

22.12 The Customer will pay the Hosting Fee to simPRO at the time and in the manner set forth in the Proposal.

23. THIRD PARTY SERVICES

23.1. The Customer acknowledges that they may require and use third party services during the course of this Agreement. The Customer acknowledges that simPRO provides no warranty in relation to any of the third party services and that the Customer acknowledges and agrees to be bound by any terms and conditions provided by the third party in relation to any third party products or services used pursuant to the Proposal.

24. EXCLUSIONS

24 1 Services to be provided by simPRO under clause 20 do not include the following:

24.1.1. Rectification of defects or errors resulting from any modification of the Software made by any person other than simPRO;

24.1.2. Rectification of defects or errors resulting from use of the Software in combination with equipment other than the designated computer equipment;

24.1.3. Rectification of operating errors;

24.1.4. Rectification of a fault in the designated computer equipment;

24.1.5. Any modification of the Software which represents a departure from the descriptions contained in the Proposal; and

24.1.6. Rectification of errors or defects which are the subject of a warranty under another agreement.

25. CUSTOMER'S OBLIGATIONS

25.1 The Customer shall ensure that the Software and the designated computer equipment are used in a proper manner by competent and trained employees only or by persons under their supervision.

25.2 The Customer shall cooperate fully with simPRO's personnel in the diagnosis of any alleged nonconformity of the Software.

25.3. The Customer shall make available to simPRO free of charge all information, facilities and services reasonably required to enable simPRO to perform the Services effectively.

25.4 The Customer shall provide such telecommunication facilities as are reasonably required by simPRO for testing and diagnostic purposes at the Customer's sole expense.

25 5 The Customer will not and will ensure its officers, employees and agents will not, use any systems, information or anything else provided within the Proposal for any illegal, unlawful or offensive act and will ensure that they will be used in accordance with all applicable laws, regulations standards and industry codes of conduct.

25.6. The Customer must not use any equipment in connection with the Proposal that has not first been approved in writing by simPRO and must comply with all reasonable directions of simPRO from time to time regarding the use of anything provided pursuant to the Proposal and they indemnify against any loss or damage that occurs as a result of breach.

26. TERMINATION

26 1 For the purpose of this agreement, the following are terminating events:

26.1.1. The breach or threatened breach by either party of any of its material obligations under this agreement;

26.1.2. The appointment of any type of insolvency administrator in respect of the property or affairs of either party;

26.1.3. The entry or proposed entry by either party into any scheme, composition or arrangement with any of its creditors;

26.1.4. The permanent discontinuance of use of the Software or any part of the Software by the Customer;

26.1.5. The merger with or the takeover of the Customer by another person;

26.1.6. Any event described in this agreement as a terminating even

26.2. The Agreement may be terminated immediately on the happening of a terminating event at the option of the affected party.

26.3. If the terminating event is one specified in clause 26.1, the affected party shall give to the other party notice of the happening of that event and require the breach to be remedied or a written undertaking to be given that the breach will not occur, as the case may be. If the breach is not remedied or the undertaking not given (as the case may be) within 14 days the affected party may agree to waive its rights under this clause if satisfied that the happening of the terminating event has not in any way prejudiced its position under Agreement.

26.4 Neither party shall be liable for the consequences of an occurrence of any event beyond its reasonable control.

26 5. If a terminating event specified in clause 26.1 occurs, and the subject of that terminating event is the Customer, the Customer shall immediately on termination return to simPRO the Software and all copies of the Software, all revisions, enhancements and upgrades of the Software the Media and simPRO's Confidential Information. Alternatively, if simPRO requests, the Customer shall destroy such Software, copies, revisions, enhancements and upgrades by erasing them from the Media and shall certify in writing to simPRO that they have been destroyed.

26.6. Any termination of the Agreement shall not affect any accrued rights or liabilities of either party, nor shall it affect any provision of the Agreement which is expressly or by implication intended to continue in force after such termination.

26.7 Any termination of the Agreement shall not entitle the Customer to a refund of the Licence Fee paid to simPRO.

26.8. In the event that the Agreement is terminated because of circumstances outside the reasonable control of the party, simPRO shall return to the Customer any advance payments received by it for Services which, as a result of the termination, will not be provided.

27. IMPLIED TERMS

27.1 Subject to clause 27.2, any condition or warranty which would otherwise be implied in the Agreement is hereby excluded.

27.2. Where legislation implies in the Agreement any condition or warranty, and that legislation avoids or prohibits provisions in a contract excluding or modifying application of or exercise or liability under such condition or warranty, the condition or warranty will be deemed to be included in the Agreement. However, the liability of simPRO for any breach of such condition or warranty will be limited, at the option of simPRO, to one or more of the following:

27.2.1. If the breach relates to goods:

27.2.1.1. The replacement of the goods or the supply of equivalent goods;

27.2.1.2. The repair of such goods;

27.2.1.3. The payment of the cost of replacing the goods or of acquiring equivalent goods; or

27.2.1.4. The payment of the cost of having the goods repaired; and

27.2.1.5. If the breach relates to services:

27.2.1.6. The supplying of the services again. or

27.2.1.7. The payment of the cost of having the services supplied again.

28. CONFIDENTIALITY

28.1 A party will not, without the prior written approval of the other party, disclose the other party's Confidential Information. Each party will:

28.1.1. Keep the other party's Confidential Information secure from unauthorised access damage or destruction;

28.1.2. Not produce the Confidential Information in whole or in part;

28.1.3. Not use, or attempt to use, any Confidential Information, in any manner other than contemplated by this Agreement;

28.1.4. Ensure that any personnel of the Customer who reasonably require access to the Confidential Information comply with the terms of this clause 28.

28.2. A party will not be in breach of clause 28.1 in circumstances where it is legally compelled to disclose the other party's Confidential Information.

28.3. Each party will take all reasonable steps to ensure that its employees and agents, and any subcontractors engaged for the purposes of the Agreement, do not make public or disclose the other party's Confidential Information.

28.4. Notwithstanding any other provision of this clause, a party may disclose the terms of the Agreement (other than Confidential Information of a technical nature) to its related companies, solicitors, auditors, insurers and accountants.

28.5. This clause will survive the termination of the Agreement.

29. ENTIRE AGREEMENT

29.1 The Agreement supersedes all prior agreements, arrangements and undertakings between the parties and constitutes the entire agreement between the parties relating to the Software. No addition to or modification of any provision of the Agreement shall be binding upon the parties unless made by written instrument signed by a duly authorised representative of both parties.

30. NOTICES

30.1 All notices which are required to be given under the Agreement shall be in writing and shall be sent to the address of the recipient set out in the Proposal or such other address as the recipient may designate by notice given in accordance with this clause. Any notice may be delivered by hand or by prepaid letter or telex. Any such notice shall be deemed to have been served when delivered (if delivered by hand) or 48 hours after posting (except by prepaid letter) or when despatched (if delivery by telex or on transmission by the sender (if sent by facsimile).

31. ASSIGNMENT

31.1. The benefit of the Agreement shall not be dealt with in any way by the Customer (whether by assignment, sub-licensing or otherwise) without simPRO's prior written consent (such consent not to be unreasonably withheld). simPRO may assign or novate its rights and obligations under the Agreement at any time by notice in writing to the Customer.

32. LAW

32.1. The Agreement shall be governed by and construed in accordance with the laws for the time being in force in the State of Queensland, Australia and the parties agree to submit to the jurisdiction of the courts and tribunals of that State.

33. WAIVER

33.1 No forbearance, delay or indulgence by a party in enforcing the provisions of the Agreement shall prejudice or restrict the rights of that party, nor shall any waiver of those rights operate as a waiver of any subsequent breach.

34. VARIATION

34.1. No variation of the Agreement will be effective unless in writing and signed by both parties.

35. SEVERABILITY

35.1. Should any part of the Agreement be or become invalid, that part shall be severed from the Agreement. Such invalidity shall not affect the validity of the remaining provisions of the Agreement.

36. DISPUTE RESOLUTION

36.1 If a dispute arises, the parties must, prior to the initiation of any legal proceedings, use their best efforts in good faith to reach a reasonable and equitable resolution of the dispute.

36.2 If a dispute arises, either party may refer the dispute to the other party's Representatives by written notice given under this clause 36 and giving full particulars of the nature and extent of the dispute.

36.3 If the dispute is not resolved within 10 days of a referral in accordance with clause 36.2 either party may advise the other party by written notice that it would like the dispute referred to a Panel for resolution. Each party must nominate a senior representative for the Panel within 3 Business Days of the notice in accordance with this clause 36.3.

36.4. If the dispute is not resolved by the Panel within 20 days of the notice in accordance with clause 36.3, either party may commence legal proceedings.

36.5. The Panel will determine its own procedures for the resolution of a dispute. Unless otherwise agreed by the parties, all discussions involving the Panel will be conducted on a without prejudice basis.

36.6 Decisions of the Panel may only be made by unanimous agreement of the members of the Panel.

36.7 Any decision of the Panel which is recorded in writing and signed by each member of the Panel is binding on the parties.

36.8. Neither party may commence legal proceedings unless the parties have undertaken the processes set out in clause 36.1 to 36.4 and those processes have failed to resolve the dispute or one of the parties has attempted to follow these processes and the other party has failed to participate.

36.9 Nothing in this clause 36 prevents a party seeking urgent injunctive relief or similar interim orders from a court.

36.10. Despite the existence of a dispute, the parties must continue to perform their respective obligations under this Agreement.

simPRO SOFTWARE

Terms and Conditions

General Conditions

These Terms and Conditions ("the Agreement") are to be read in conjunction with the simPRO Software Pty Ltd ("simPRO") proposal for the supply of software, systems, services, support, updates and maintenance ("the Proposal") delivered herewith. On acceptance of the Proposal by the Customer, the Customer will become contractually bound by these Terms and Conditions in respect of the Proposal.

1. Interpretation

"Acceptance Date" means the date upon which the Proposal is accepted by the client by execution of the Proposal Acceptance attached to the Proposal;

"Additional Charge" means a charge in accordance with the rate referred to in the Proposal;

"Commencement Date" means the date so specified in the Proposal;

"Confidential Information" means information that is by its nature confidential relating to the Software but does not include:

1.1. Information already known to the receiving party at the time of disclosure by the other party; or

1.2. Information in the public domain other than as a result of disclosure by a party in breach of its obligations of confidentiality under this agreement;

"Customer" means the addressee of the Proposal;

"Delivery Date" means the date so specified in the Proposal;

"Deposit" means the deposit so specified in the Proposal;

"Designated Computer Equipment" means the equipment on which the Software is to be installed as specified in the Proposal;

"GST" means:

1.3. The same as in the GST Law;

1.4. Any other goods and services tax, or any tax applying to this agreement in a similar way; and

1.5. Any additional tax, penalty tax, fine, interest or other charge under a law of such a tax.

"GST Law" means the same as 'GST law' in A New Tax System (Goods and Services Tax) Act 1999 (Cth);

"Hardware" means all hardware supplied by simPRO to the Customer as set forth in the Proposal.

"Hosting" means the provision of a hosted server within simPRO's data centre

"Hosting Fee" means the fee for providing the Hosting as specified in the Proposal

"Intellectual Property Rights" means all present and future rights conferred by statute, common law or equity in or in relation to any copyright, trade marks, designs, patents, circuit layouts, business and domain names, inventions, and other results of intellectual activity in the industrial, commercial, scientific, literary or artistic fields; relating to the Software;

"Initial Service Term" means the initial service period specified in the Proposal:

"Licence" means the licence of Software granted pursuant to the Agreement;

"Licence Fee" means the amount so specified in the Proposal;

"Media" means the media on which the Software is recorded or printed;

"Moral Right" means:

1.6. A right of attribution of authorship; or

1.7 A right not to have authorship falsely attributed, or

1.8. A right of integrity of authorship; or

1.9. A right of a similar nature; which is conferred by statute, and which exists or comes to exist anywhere in the world in a deliverable form comprised within this agreement;

"New Releases" means Software which has been provided primarily to implement an extension, alteration, improvement or additional functionality to the Software;

"Pre-implementation Course" means the training course so specified in Proposal;

"Price" means the price for the Hardware as specified in the Proposal. "Service Fee" means the charge for Services specified in the Proposal; "Service Period" means the period outlined in the Proposal which will begin on the Commencement Date and continue until expiry pursuant to the Proposal.

"Services" means the maintenance services to be provided by simPRO specified in the Proposal

"Software" means the computer program and related documentation as specified in the Proposal;

"Term" means the term of the Agreement in clause 3.

"Territory" means Australia;

"Trial Period" means the trial period so specified in the Proposal.

"Update" means Software which has been produced primarily to overcome defects in the licensed Software.

Words importing the singular include the plural and vice versa and words importing one gender shall include all other genders. Headings are for ease of reference only and shall not affect the interpretation of this agreement.

2. Licence

2.1. simPRO grants to the Customer a licence to use the Software for the Term in the Territory.

3. Commencement and Term

3.1. The Licence commences on the Commencement Date and subject to the terms of the Agreement, shall continue for a period of 12 months provided the Term may be extended by mutual agreement from year to year subject to the terms hereof.

4. Licence Fee

4.1. In consideration of the Licence, the Customer shall pay the Licence Fee to simPRO in the manner and at the times set forth in the Proposal. The Licence Fee for the first year of the Term shall be the amount stipulated in the Proposal, for all subsequent years the Licence Fee shall be such sum as stipulated by simPRO provided that in no year shall the Licence fee be increased by an amount exceeding the increase in the Consumer Price Index, All Groups, City of Brisbane during the previous year or 10 percent of the Licence Fee for the previous year whichever is the greater.

4.2. The Licence Fee is exclusive of all taxes, duties and surcharges payable in respect of the Software and in respect of the Agreement.

4.3. If payment of the Licence Fee or any other amount payable in connection with the Agreement is not made within 14 days of the due date, interest will be payable by the Customer at the rate of 12 per cent per annum on the overdue amount and, if any payment is owing after 30 days from the due date, simPRO shall be entitled to suspend its remaining obligations under the Agreement and to repossess the Software.

4.4. If the Customer disputes the whole or any part of the amount claimed in an invoice submitted by simPRO pursuant to the Agreement, the Customer will pay the undisputed portion on the due date. The dispute regarding the remainder may be referred to the dispute resolution procedure prescribed by the Agreement. If it is subsequently resolved that a further amount is payable, the Customer will pay that amount together with interest at the rate of 12 per cent per annum from the date the payment was due to the date of payment.

4.5. Words defined in the GST Law have the same meaning in this clause.unless the context makes it clear that a different meaning is intended

4.6. In addition to paying the Licence Fee and any other amount payable in connection with the Agreement (which is exclusive of GST), the Customer will:

4.6.1. pay to simPRO an amount equal to any GST payable from any supply by simPRO in respect of which the Licence Fee or any other amount is payable under this agreement; and

4.6.2. make such payment either on the date when the Licence Fee is due or within 7 days after the Customer is issued with a tax invoice, whichever is the later.

4.7. simPRO must, within 28 days of request from the Customer, issue a tax invoice (or an adjustment note) to the Customer for any supply under or in connection with the Agreement.

4.8. simPRO will promptly create an adjustment note for (and apply to the Commissioner of Taxation for) a refund, and refund to the Customer, any overpayment by the Customer for GST but simPRO need not refund to the Customer any amount for GST paid to the Commissioner of Taxation unless simPRO has received a refund or credit for that amount.

5. Conditions of Licence

5.1. simPRO warrants that it has the authority to grant the Licence.

5.2. The Licence shall be non-transferable and non-exclusive to the Customer.

5.3. Use of the Software is limited to the Designated Computer Equipment, unless the consent of simPRO is obtained to use the Software on alternative equipment. Such consent shall not be unreasonably withheld.

5.4. Subject to clause 20 simPRO is not required to provide updates or new releases pursuant to the Agreement.

6. Acknowledgment

6.1. The Customer acknowledges that it has exercised its independent judgement in entering into the Agreement and has not relied on any representation made by simPRO or any person on its behalf which is not stated expressly in the Proposal or the Agreement.

7. Delivery

7.1. simPRO shall deliver the Software to the Customer on or before the delivery date or on such other date as is mutually agreed between the parties.

8. Acceptance

8.1. Upon installation of the Software, the Customer shall be responsible for ensuring that the Software is used in accordance with the Proposal

8.2. If, during a period of 10 working days following the Commencement Date, the Software fails to perform substantially in accordance with the Proposal,it will be deemed not to be accepted.

8.3. If the Software is deemed not to be accepted pursuant to clause 8.2, simPRO shall be given the opportunity to rectify the defect or replace the Software within a further period of 14 days.

8.4. If the Software fails to perform substantially in accordance with the Proposal during the 14 day period referred to in clause 8.3, the Customer may, at its option, grant a further period during which satisfactory performance is to be achieved or alternatively terminate the Agreement.

8.5. The Software will be deemed accepted if it does not fail to substantially perform in accordance with the Proposal during any of the periods referred to in the preceding subclauses.

9. Trial Period and Deposit

9.1. If a Trial Period is provided for in the Proposal, the Trial Period means a period following acceptance of the Proposal for the Software and services provided pursuant to the Proposal.

9.2. The Customer acknowledges and agrees that during the Trial Period, simPRO will not invoice the Customer any Service Fee, however will still charge the full price for Hardware which will be non-refundable in the event that the Customer does not terminate the Proposal during the Trial Period.

9.3. The Customer acknowledges and agrees that it has been provided with a Trial Period in order to allow the Customer to determine to its own satisfaction that the items provided pursuant to the Proposal in clause 9 is satisfactory to the customer.

9.4 If a Deposit is provided for in the Proposal the Deposit may be retained by simPRO:

9.4.1 On or after the Commencement Date; or

9.4.2 Before the Commencement Date if the Customer fails or refuses to attend the Pre-Implementation Course.

10. Ownership

10.1. simPRO retains ownership of the Software whether in its original form or as modified during the term of the Licence.

10.2. All Intellectual Property Rights in the Software are retained by simPRO

10.3. Nothing in this agreement affects the ownership of moral rights in the Software.

11. Copies

11.1 Subject to the following subclauses of this clause, and without seeking to exclude or limit the application of sections 47B(3), 47C, 47D, 47E or 47F of the Copyright Act 1968 (Cth) the Customer shall not copy the Software, in whole or in part.

11.2 The Customer may make such number of copies of the Software as is necessary to serve its internal needs for the system's backup and security. All copies of the Software and the Media in which the copies are contained shall be and remain the property of simPRO.

11.3. The Customer shall mark all copies of the Software and the Media in which the copies are contained with a notice of:

11.3.1. simPRO's ownership of the Software and the Media;

11.3.2 The confidentiality of the Software; and

11.3.3. Such other information as simPRO requires.

11.4. The Customer shall maintain records of all copies of the Software made by it and the place at which those copies are situated. Such records shall be furnished to simPRO upon reasonable notice

11.5. The Customer shall notify simPRO immediately on becoming aware of any unauthorised use or copying of the whole or any part of the Software.

11.6. Immediately upon termination of the Agreement, the Customer shall deliver up to simPRO the Software (including all copies, authorised or otherwise), and the Media, whether in their original form or as modified by the Customer.

12. Modifications

12.1. The Customer shall not modify the whole or any part of the Software or combine or incorporate the whole or any part of the Software in any other program or system without the prior consent in writing of simPRO.

12.2. If the Software is modified in accordance with the preceding clause, the modifications shall, unless simPRO directs otherwise, be made in accordance with a written proposal submitted by the Customer to simPRO.

12.3. The Customer shall fully indemnify and hold harmless simPRO against any liability incurred if the said modifications infringe the Intellectual property rights of a third person

12 4 The Software as modified remains the property of simPRO.

12.5. The Agreement shall continue to apply to the Software as modified.

12.6. This clause is subject to any right of modification arising pursuant to sections 47B(3), 47C, 47D, 47E or 47F of the Copyright Act 1968 (Cth).

13. Reverse Engineering

13.1. Except as expressly permitted by sections 47B(3), 47C, 47D, 47E or 47F of the Copyright Act 1968 (Cth), the Customer shall not reverse assemble or reverse compile the Software or any part of the Software

14. Security

14.1. The Customer shall be responsible for protecting the Software at all times from unauthorised access, use or damage.

15. Risk

15.1. Risk of loss or damage to the Software, and the Media shall pass to the Customer upon delivery of the Software.

16. Escrow of Source Code

16.1. If requested by the Customer, simPRO shall deliver a copy of the Software in the source code into the custody of a mutually acceptable third party.

16 2. In the event that the source code is to be held in escrow pursuant to clause 16.1, the parties will enter into the current escrow agreement used by simPRO. The parties agree that the escrow agreement will be executed by both parties prior to the Commencement Date, pursuant to which agreement the nominated escrow agent is authorised to release the source code to the Customer on the occurrence of specified contingencies as mutually agreed.

16.3. The Customer agrees that simPRO will be entitled to charge a management fee in the event that the escrow agreement provides that a management fee is to be payable to simPRO.

16.4. All costs associated with the appointment, management and the ervices will be paid by the Customer.

17. Warranties

17.1. simPRO warrants that the Software will perform substantially in accordance with the Proposal for a period of 12 Months after the Delivery Date.

17 2. If, within 12 Months after the Delivery Date, the Customer notifies simPRO in writing of:

17 2 1 The fact that the Software is not performing substantially in accordance with the Proposal; and

17.2.2 The alleged defects or errors, with sufficient particularity to enable simPRO to remedy the defects or errors, simPRO shall at its own expense, commence to examine the Software within three working days and, as soon as practicable thereafter, rectify the defect or replace the Software

17.3. The warranty contained in clause 17 1:

17.3.1. Is subject to the Customer having fully complied with its obligations under the Agreement;

17.3.2. Is not a warranty that the results obtained from the Software will be in accordance with the Customer's expectations or that the Software can be rendered error free; and

17.3.3. Does not operate where the substantial non-performance arises in any respect from the installation of the Software, the nature or operation of the equipment on which the Software is used or the use of any materials or Software not provided by simPRO.

17.4. simPRO does not warrant that the Software will meet the Customer's requirements or that the Software will be error free.

18. Indemnity and Liability

18 1. Subject to clause 18.2, simPRO shall indemnify and hold harmless the Customer against any claim made against the Customer by a third party alleging that the Software infringes the copyright of that third party.

18.2. simPRO shall not be liable to the Customer under clause 18.1 if:

18.2 1. The Customer does not notify simPRO of the other person's claim or of infringement of copyright within seven days after becoming aware of the claim;

18.2.2. simPRO's ability to defend the claim has been prejudiced by the Customer's noncompliance with any of its obligations under the Agreement;

18.2.3. The Customer does not give simPRO reasonable assistance in defending the claim;

18.2.4. The claim has arisen because of the use of the Software in combination with equipment, materials or computer programs not supplied or approved by simPRO; or

18.2.5. The Customer does not permit simPRO to have control of the defence of the claim and all related settlement negotiations.

18.3 Except as expressly set out in this clause and to the maximum extent permitted by law, all representations, conditions and warranties (whether express or implied, statutory or otherwise and including warranties as to the merchantable quality or fitness for any particular purpose of the Software and support and software updates are expressly excluded.

18.4. simPRO will not be liable whether in contract, tort (including negligence) or otherwise for any indirect loss or damage (including any consequential loss or loss of profits) suffered or incurred by the Customer arising out of or in connection with this Agreement

18.5. The Customer indemnifies simPRO and its Agents (and will continue to indemnify simPRO and its Agents notwithstanding termination or expiration of a contract for the supply of the Software and/or the support and software updates) for all loss (including losses, liabilities, penalties, damages, costs, charges and expenses) which simPRO and/or its Agents may suffer or incur (whether in relation to the Privacy Act 1988 (Cth) or otherwise) by reason of the Customer's failure to comply with clause 19 3.

18 6 Except in relation to an infringement of confidentiality or intellectual property rights, the liability of simPRO in damages (including special, indirect or consequential damages, which damages will be deemed to include loss or revenue, loss or profit and opportunity loss) in damages under the Agreement or in respect of any act or omission of simPRO in connection with its obligations under the Agreement will not exceed the amount of the Licence Fee for the licence year in which the damages are suffered, even if simPRO has been advised by the Customer as to the possibility of such losses being incurred

19. Customer Information

19.1. The Customer acknowledges that simPRO, its Dealers, agents and any third party providing the Software or support and software updates to the Customer on behalf of simPRO (collectively called its "Agents") may generate, and/or require use of existing information or data about the Customer, its contractors or employees ("Customer Information")

19.2 The Customer grants simPRO and its Agents the right to use, copy, modify, store and disclose the Customer Information to the extent necessary so that they can supply the Software and/or support and software updates, and any enhancements or modifications to same, to the Customer ("Licence").

19.3. The Customer will, to the extent that the Customer Information contains personal information and/or sensitive personal information (as defined in the Privacy Act 1988 (Cth)) about an individual (including an employee or contractor of the Customer), procure from that individual all necessary consents required by law to enable that information to be used by simPRO and its Agents in accordance with the Licence.

20. Support and Software Updates

20.1. If so stated in the Proposal during the Service Period simPRO agrees to provide software and support updates to the Customer on the terms and conditions contained in the Agreement

21. Support and Software Fee

21.1. In consideration of simPRO's agreement to provide support and software updates, the Customer shall pay simPRO the Service Fee in the manner and at the times set forth in the Proposal ("Service Fee").

21.2. The Service Fee for the Service Period shall be the amount stipulated in the Proposal. In the event that the parties continue the support and software updates following expiration of the Service Period, simPRO will provide the customer with a further written Proposal setting out the costs of the support and software updates to be provided and the new Service Period.

21 3. In the event that the Service Period has expired and simPRO does not provide the Customer with a new Proposal and the Customer continues to use the support and software updates provided pursuant to the current Proposal, the parties acknowledge and agree that the Service Period will be further extended on a month-to-month basis on the same terms and conditions and for the same Service Fee as provided for in the original Proposal.

21 4. The Service Fee shall be paid in advance, the first payment to be made on or before the first day of the Service Period. In any event, the Service Fee shall be payable within 14 days after the Customer receives an invoice for the Service Fee from simPRO

21 5 Any Additional Charge payable pursuant to this Agreement is in addition to the Service Fee.

21 6 An Additional Charge will be payable if the Customer requests simPRO to provide support or software updates which are not specified or which are found to be unnecessary, or if simPRO is requested to provide information or documentation other than that provided from the Software.

21 7 The Service Fee is exclusive of all taxes, duties and surcharges payable in respect of the support and software updates and in respect of the Agreement

22. Support Provided

22.1. During the Service Period simPRO shall use all reasonable endeavours to maintain the Software in substantial conformity with the descriptions contained in the Proposal and provide the following services in this clause.

22.2. If during the Service Period the Customer discovers that the Software fails to substantially conform to the descriptions contained in the Proposal, it shall immediately notify simPRO of the fact, unless nonconformity is discovered after 5.00 pm on a business day. In that case, the Customer shall notify simPRO by 10.00 am on the following business day. If the nonconformity is discovered between 5.00 pm on the last business day of any week and 9.00 am on the first business day of the following week, the Customer shall notify simPRO of the nonconformity by 10.00 am on the first business day following that period

22.3. Immediately after notifying simPRO in accordance with clause, the Customer shall, insofar as it is able to do so, provide simPRO with a documented example of the defect or error which constitutes the nonconformity. It shall also submit to simPRO, if requested, a listing of output and any other data which simPRO reasonably requires in order to reproduce operating conditions similar to those present when the nonconformity was discovered.

22.4. In the event that the Customer notifies simPRO in accordance with clause 22.2 and 22.3 simPRO will provide to the Customer first level Help Desk support in relation to user problems and functionality questions via the Customer Support Centre. In the event that the nonconformity of the Software is not corrected within the next 4 normal business hours. simPRO will integrate second level support within 5 normal business hours of notification of the nonconformity and resolve the same as soon as reasonably practical depending on the nature of the nonconformity

22 5. The parties acknowledge that the Services to be provided in respect of the Software include training of the Customer's personnel in the use of the Software, and that simPRO may monitor the proficiency of the Customer's personnel and if necessary, arrange additional training at a location and time nominated by simPRO at the Customer's expense.

22.6. If so stated in the Proposal, the Services include the provision of Updates and New Releases which will be transported via the internet connection provided by the Customer.

22.7. In the event that the Customer does not elect to take any software updates or services, then the Customer acknowledges and agrees that it will be required to pay for any further software updates or any maintenance or services that the customer requires on a time basis as invoiced from time-to- time from simPRO.

22.8. In the event that the Proposal also contains any hardware or hosting, the Customer acknowledges that simPRO gives no warranty as to the merchantable quality or the fitness for purpose of the Hardware and that the Customer acquires the Hardware after having made its own enquiries as to the suitability of the Hardware and exercising its independent judgement and has not relied on any representation made by simPRO or the skill and judgement of simPRO or any person on its behalf which is not stated expressly in the Proposal or the Agreement.

22.9. In the event of any failure or defect in the Hardware simPRO's responsibility in respect thereto is limited to any warranty given by the manufacturer thereof.

22.10. The Customer will pay to simPRO the Price for the Hardware at the time and in the manner set forth in the Proposal.

22 11. If so stated in the Proposal simPRO will provide the Hosting during the Term.

22.12. The Customer will pay the Hosting Fee to simPRO at the time and in the manner set forth in the Proposal.

23. Third Party Services

23.1. The Customer acknowledges that they may require and use third party services during the course of this Agreement. The Customer acknowledges that simPRO provides no warranty in relation to any of the third party services and that the Customer acknowledges and agrees to be bound by any terms and conditions provided by the third party in relation to any third party products or services used pursuant to the Proposal.

24. Exclusions

24 1. Services to be provided by simPRO under clause 20 do not include the following:

24 1 1 Rectification of defects or errors resulting from any modification of the Software made by any person other than simPRO;

24.1.2. Rectification of defects or errors resulting from use of the Software in combination with equipment other than the designated computer equipment;

24 1.3. Rectification of operating errors;

24 1.4 Rectification of a fault in the designated computer equipment;

24.1 5. Any modification of the Software which represents a departure from the descriptions contained in the Proposal; and

24 1 6 Rectification of errors or defects which are the subject of a warranty under another agreement

25. Customer's Obligations

25.1. The Customer shall ensure that the Software and the designated computer equipment are used in a proper manner by competent and trained employees only or by persons under their supervision.

25.2. The Customer shall cooperate fully with simPRO's personnel in the diagnosis of any alleged nonconformity of the Software.

25.3. The Customer shall make available to simPRO free of charge all information, facilities and services reasonably required to enable simPRO to perform the Services effectively.

25.4. The Customer shall provide such telecommunication facilities as are reasonably required by simPRO for testing and diagnostic purposes at the Customer's sole expense.

25 5. The Customer will not and will ensure its officers, employees and agents will not, use any systems, information or anything else provided within the Proposal for any illegal, unlawful or offensive act and will ensure that they will be used in accordance with all applicable laws, regulations standards and industry codes of conduct

25.6 The Customer must not use any equipment in connection with the Proposal that has not first been approved in writing by simPRO and must comply with all reasonable directions of simPRO from time to time regarding the use of anything provided pursuant to the Proposal and they indemnify against any loss or damage that occurs as a result of breach

26. Termination

26.1. For the purpose of this agreement, the following are terminating events:

26 1 1 The breach or threatened breach by either party of any of its material obligations under this agreement;

26.1 2 The appointment of any type of insolvency administrator in respect of the property or affairs of either party;

26.1.3. The entry or proposed entry by either party into any scheme, composition or arrangement with any of its creditors;

26.1.4. The permanent discontinuance of use of the Software or any part of the Software by the Customer;

26.1.5. The merger with or the takeover of the Customer by another person;

26.1.6. Any event described in this agreement as a terminating event.

26.2. The Agreement may be terminated immediately on the happening of a terminating event at the option of the affected party.

26.3. If the terminating event is one specified in clause 26 1, the affected party shall give to the other party notice of the happening of that event and require the breach to be remedied or a written undertaking to be given that the breach will not occur, as the case may be. If the breach is not remedied or the undertaking not given (as the case may be) within 14 days the affected party may agree to waive its rights under this clause if satisfied that the happening of the terminating event has not in any way prejudiced its position under Agreement.

26.4. Neither party shall be liable for the consequences of an occurrence of any event beyond its reasonable control.

26.5. If a terminating event specified in clause 26.1 occurs, and the subject of that terminating event is the Customer, the Customer shall immediately on termination return to simPRO the Software and all copies of the Software, all revisions, enhancements and upgrades of the Software the Media and simPRO's Confidential Information. Alternatively, if simPRO requests, the Customer shall destroy such Software, copies, revisions, enhancements and upgrades by erasing them from the Media and shall certify in writing to simPRO that they have been destroyed.

26.6. Any termination of the Agreement shall not affect any accrued rights or liabilities of either party, nor shall it affect any provision of the Agreement which is expressly or by implication intended to continue in force after such termination.

26.7. Any termination of the Agreement shall not entitle the Customer to a refund of the Licence Fee paid to simPRO

26 8. In the event that the Agreement is terminated because of circumstances outside the reasonable control of the party, simPRO shall return to the Customer any advance payments received by it for Services which, as a result of the termination, will not be provided.

27. Implied Terms

27 1. Subject to clause 27.2, any condition or warranty which would otherwise be implied in the Agreement is hereby excluded.

27 2 Where legislation implies in the Agreement any condition or warranty, and that legislation avoids or prohibits provisions in a contract excluding or modifying application of or exercise of liability under such condition or warranty, the condition or warranty will be deemed to be included in the Agreement However, the liability of simPRO for any breach of such condition or warranty will be limited, at the option of simPRO, to one or more of the following:

27 2.1. If the breach relates to goods:

27.2.1.1. The replacement of the goods or the supply of equivalent goods;

27.2.1.2. The repair of such goods;

27.2.1.3. The payment of the cost of replacing the goods or of acquiring equivalent goods; or

27.2 1.4 The payment of the cost of having the goods repaired; and

27.2.2 If the breach relates to services:

27.2.2.1. The supplying of the services again; or

27.2 2.2. The payment of the cost of having the services supplied again.

28. Confidentiality

28 1. A party will not, without the prior written approval of the other party, disclose the other party's Confidential Information. Each party will:

28.1 1. Keep the other party's Confidential Information secure from unauthorised access damage or destruction;

28.1.2. Not produce the Confidential Information in whole or in part;

28.1.3. Not use, or attempt to use, any Confidential Information, in any manner other than contemplated by this Agreement;

28.1.4. Ensure that any personnel of the Customer who reasonably require access to the Confidential Information comply with the terms of this clause 28.

28.2. A party will not be in breach of clause 28.1 in circumstances where it is legally compelled to disclose the other party's Confidential Information

28.3. Each party will take all reasonable steps to ensure that its employees and agents, and any subcontractors engaged for the purposes of the Agreement, do not make public or disclose the other party's Confidential Information.

28.4. Notwithstanding any other provision of this clause, a party may disclose the terms of the Agreement (other than Confidential Information of a technical nature) to its related companies, solicitors, auditors, insurers and accountants.

28.5. This clause will survive the termination of the Agreement.

29. Entire Agreement

29.1. The Agreement supersedes all prior agreements, arrangements and undertakings between the parties and constitutes the entire agreement between the parties relating to the Software. No addition to or modification of any provision of the Agreement shall be binding upon the parties unless made by written instrument signed by a duly authorised representative of both parties.

30. Notices

30.1. All notices which are required to be given under the Agreement shall be in writing and shall be sent to the address of the recipient set out in the Proposal or such other address as the recipient may designate by notice given in accordance with this clause. Any notice may be delivered by hand or by prepaid letter or telex. Any such notice shall be deemed to have been served when delivered (if delivered by hand) or 48 hours after posting (except by prepaid letter) or when despatched (if delivery by telex) or on transmission by the sender (if sent by facsimile).

31. Assignment

31.1. The benefit of the Agreement shall not be dealt with in any way by the Customer (whether by assignment, sub-licensing or otherwise) without simPRO's prior written consent (such consent not to be unreasonably withheld) simPRO may assign or novate its rights and obligations under the Agreement at any time by notice in writing to the Customer.

32. Law

32.1. The Agreement shall be governed by and construed in accordance with the laws for the time being in force in the State of Queensland, Australia and the parties agree to submit to the jurisdiction of the courts and tribunals of that State.

33. Waiver

33.1. No forbearance, delay or indulgence by a party in enforcing the provisions of the Agreement shall prejudice or restrict the rights of that party, nor shall any waiver of those rights operate as a waiver of any subsequent breach

34. Variation

34.1. No variation of the Agreement will be effective unless in writing and signed by both parties.

35. Severability

35.1. Should any part of the Agreement be or become invalid, that part shall be severed from the Agreement. Such invalidity shall not affect the validity of the remaining provisions of the Agreement.

36. Dispute Resolution

36.1. If a dispute arises, the parties must, prior to the initiation of any legal proceedings, use their best efforts in good faith to reach a reasonable and equitable resolution of the dispute.

36.2. If a dispute arises, either party may refer the dispute to the other party's Representatives by written notice given under this clause 36 and giving full particulars of the nature and extent of the dispute.

36.3. If the dispute is not resolved within 10 days of a referral in accordance with clause 36.2 either party may advise the other party by written notice that it would like the dispute referred to a Panel for resolution. Each party must nominate a senior representative for the Panel within 3 Business Days of the notice in accordance with this clause 36.3.

36.4. If the dispute is not resolved by the Panel within 20 days of the notice in accordance with clause 36.3, either party may commence legal proceedings.

36.5. The Panel will determine its own procedures for the resolution of a dispute. Unless otherwise agreed by the parties, all discussions involving the Panel will be conducted on a without prejudice basis.

36.6. Decisions of the Panel may only be made by unanimous agreement of the members of the Panel.

36.7. Any decision of the Panel which is recorded in writing and signed by each member of the Panel is binding on the parties.

36.8. Neither party may commence legal proceedings unless the parties have undertaken the processes set out in clause 36.1 to 36.4 and those processes have failed to resolve the dispute or one of the parties has attempted to follow these processes and the other party has failed to participate

36.9. Nothing in this clause 36 prevents a party seeking urgent injunctive relief or similar interim orders from a court.

36.10. Despite the existence of a dispute, the parties must continue to perform their respective obligations under this Agreement.

31 McKechnie Drive
Eight Mile Plains QLD 4113
Australia

Tel 1300 139 467
Fax 07 3147 8777

sales@simpro.com.au
simprogroup.com

General Conditions

These Standard Terms and Conditions of Business ("Conditions") are to be read in conjunction with 'simPRO Software New Zealand Ltd' proposals or agreements for design, development and supply of software, systems and hardware, services, support and maintenance ("the Proposal"). On acceptance of the Proposal, the Customer ("the Customer") becomes contractually bound by the Conditions set out below in respect of the assignment ("the Assignment") set out in the Proposal.

1 License

1.1 This License is granted for the Term, but may be terminated by simPRO Software New Zealand Ltd if the Customer: -

(a) Fails to pay the Charges; or

(b) Is in breach of any provision of this agreement: Which breach is not remedied within fourteen (14) days of written notice to the Customer by simPRO Software New Zealand Ltd; or

(c) Being a corporation becomes the subject of insolvency proceedings;

(d) Being a firm or partnership, is dissolved.

1.2 The Customer shall be entitled to Terminate this License by notice in writing to simPRO Software New Zealand Ltd: -

(a) Within thirty (30) days of material breach by simPRO Software New Zealand Ltd of the provisions of this Agreement;

(b) If simPRO Software New Zealand Ltd becomes the subject of insolvency proceedings.

1.3 Upon Termination, the Customer shall either:

(a) Return to simPRO Software New Zealand Ltd; or

(b) Dispose of the Software in the manner directed by simPRO Software

New Zealand Ltd and cease to use directly or indirectly the IPR.

1.4 Termination pursuant to this clause 1 shall not affect any rights or remedies, which either party may have otherwise under this Agreement or at law

2 CUSTOMER'S OBLIGATIONS

2.1 The Customer hereby undertakes to simPRO Software New Zealand Ltd to:

(a) Install and use one (1) copy of the Software which can be installed;

(b) Where the database is stored locally: make one (1) copy of the Software for backup purposes only at each of the Customer's Sites;

(c) Control the use of the Software in accordance with this Agreement;

(d) Ensure its employees, subcontractors and other agents who have authorised access to the Software are made aware of the provisions of this Agreement;

(e) Ensure all staff who use the Software attend Training, and in respect of which, the Customer shall meet the cost of such Training;

(f) Not provide or otherwise make available the Software in any form to any person, other than those referred to in paragraph (d);

(g) Solely with respect to electronic documents included with the Software, ensure that the copies (either in hard copy or electronic form) shall only be used for internal purposes and not republished or distributed to any third party;

(h) Pay simPRO Software New Zealand Ltd the Charges and for any services provided to the Customer beyond the License;

(i) Not rent, lease or lend the Software or transfer the benefit of the License;

(j) Supply and maintain all equipment necessary to use the Software and the Customer acknowledges that satisfactory performance of the Software depends upon the suitability and capability of the equipment.

3 WARRANTIES AND INDEMNITIES

3.1 The Customer acknowledges and warrants to simPRO Software New Zealand Ltd that: -

(a) The software cannot be guaranteed to meet the Customer's requirements or that the operation of the software will be uninterrupted or error free and further acknowledges that the existence of any such occurrences shall not constitute a breach of this agreement;

(b) That it has exercised its independent judgment in acquiring the Software and has not relied on any representation made by simPRO Software New Zealand Ltd which has not been stated expressly in this Agreement, or upon any descriptions or illustrations or specifications contained in any document including catalogues or publicity material produced by simPRO Software New Zealand Ltd;

3.2 simPRO Software New Zealand Ltd warrants to the Customer that the Software shall perform in accordance with the representations contained in the Prodox but otherwise, simPRO Software New Zealand Ltd shall not be liable to the Customer for any loss or damage caused in connection with the Software or its use, except those undertakings which it is unlawful to exclude, will apply to this License except that the liability of simPRO Software New Zealand Ltd for breach of any such implied term will be limited, at the option of simPRO Software New Zealand Ltd, to:

(a) The replacement of; or

(b) Payment for the cost of replacement of the Software.

3.3 simPRO Software New Zealand Ltd will not be liable for any indirect or consequential damages arising out of:

(a) A breach of this License; or

(b) The use of the Software.

4 IPR

4.1 The Customer acknowledges that the Software is protected by the IPR. The Customer shall not during the Term, or any time thereafter, conduct or permit any act which infringes the IPR, and without limiting the generality of the foregoing, the Customer specifically acknowledges that it may not: -

(a) Modify, adapt, translate, reverse engineer, decompile or disassemble the Software; nor

(b) Reproduce the Software except as otherwise expressly authorised by this Agreement.

4.2 The Customer shall, with respect to the IPR:

(a) Obtain the prior written consent from simPRO Software New Zealand Ltd for all advertising for either products and/or services offered by the Customer which contain direct or indirect reference to the IPR, which consent shall not be unreasonably withheld;

(b) Notify simPRO Software New Zealand Ltd on becoming aware of any third party misusing the IPR, or any claims by a third party that use of the IPR infringes the rights of third party;

(c) Assist simPRO Software New Zealand Ltd, at simPRO Software New Zealand Ltd cost, to prevent unauthorized use of the IPR;

5 SOFTWARE MAINTENANCE AGREEMENT

5.1 In consideration of the payment by the Customer of the Charges, simPRO Software New Zealand Ltd shall, during the Term, provide:

(a) Installation of the Software;

(b) The training, provided always that simPRO Software New Zealand Ltd may monitor the proficiency of the Customer's staff and if necessary, arrange additional training at a location and time nominated by simPRO Software New Zealand Ltd from time to time, at the Customer's expense;

(c) The Customer with first level Help Desk support in relation to user problems and functionality questions, via the Customer Support Centre during Customer Support Centre Hours. simPRO Software New Zealand Ltd shall coordinate the provision of second level support for the Customer in relation to more complex functionality problems and Software patches and fixes.

(d) Scheduled Updates. Scheduled updates to the software hosted system will be transported via the internet connection provided by the customer. To request an update, customers are required to detail the upgrade via the software user forums. After the update thread has been created on the forum, the simPRO Software New Zealand Ltd's development team will review the post and other posts made from other forum members to determine the likelihood and priority of the upgrade being developed considering the best interest of the software product for the net benefit of simPRO Software New Zealand Ltd's customers. Updates that are not provided by this method will be considered to be chargeable customizations to the customer.

(e) Customer support and scheduled updates require a current support and updates agreement to be in place or an additional cost will be quoted for these services.

6 GLOSSARY

6.1 The following expressions shall have the following meanings: -

This Agreement this License Agreement together with the Prodox, the Particulars, all schedules and amendments and any other instrument expressed to be supplemental to this Agreement;

Charges each and every one of those charges to be paid by the Customer to simPRO Software New Zealand Ltd including but not limited to: -

(a) The License Fee nominated, Hosting Fee, Installation Services, Server Equipment, Support and Updates in the Particulars;

(b) Other charges for services rendered by simPRO Software New Zealand Ltd to the Customer from time to time during the Term, provided always simPRO Software New Zealand Ltd reserves the right to adjust the charges;

(c) At any time by written notice to the Customer and the parties shall

then negotiate in good faith to settle the amount of the Charges payable by the Customer;
(d) In any event, to accommodate any increase in the costs associated with the communications network and hardware maintenance required for operation
of the Software, which costs form part of the Charges;
(e) In the event that statutory authorities impose requirements that cause an increase in costs to
simPRO Software New Zealand Ltd in providing the Software, including but not limited to GST, and in respect of which simPRO Software New Zealand Ltd shall provide the Customer with a letter of explanation;
(f) In any event, on the twelve month anniversary of this Agreement, in accordance with any increase in CPI:
A. For the preceding twelve months;
B. And if there has been no increase, by the amount of the CPI increase for the twelve (12) months prior to that provided that there shall be no increase based
on any CPI increase in any period prior to the commencement of this Agreement; **Information** includes all information, written or otherwise supplied by simPRO Software
New Zealand Ltd to the Customer concerning the License, in any form, and this Agreement but excluding all information in the public domain except where that information has become available by virtue of a breach of Clause 3 of Schedule 1 of this Agreement;
CPI the Consumer Price Index, as recorded in Brisbane, Australia;
Customer Support Centre the centre provided by simPRO Software New Zealand Ltd to provide first level support to Customers in relation to enquiries regarding the Software during the Customer Support Centre Hours;
Customer Support Centre Hours Monday to Friday, 08:30 to 17:30 AEST excluding all National public holidays, or as varied by simPRO Software New Zealand Ltd from time to time on a reasonable basis;
Force Majeure means each and every circumstance beyond the reasonable control of simPRO Software which results in simPRO Software New Zealand Ltd being unable to observe or perform on time, an obligation under this Agreement, including but not limited to: -
(a) Acts of God, lightning, strikes, earthquakes, floods, storms, explosions, fire and any natural disaster;
(b) Acts of war, acts of public enemies, terrorism, riots, civil commotion, malicious damage, sabotage and revolution;
(c) Industrial action
GST means goods and services tax imposed pursuant to A New Tax System (Goods and Services Tax) Act 1999 and associated regulations and legislation;
Hosting Fee that fee payable by the Customer to simPRO Software New Zealand Ltd in response to the hosting facility by simPRO Software New Zealand Ltd on behalf of the Customer in respect of the Product; and "Hosted" shall have a corresponding meaning;
Interest calculated by simPRO Software New Zealand Ltd at the rate of twelve per cent (12%) per annum and in respect of the outstanding charges in accordance with this Agreement;
Invoice that invoice to be rendered by simPRO Software New Zealand Ltd to the Customer setting out the Charges in a tax invoice form in accordance with GST requirements;
IPR means each and every intellectual property rights including patent applications, trademarks, copyright, circuit layout rights and confidential information subsisting in the Software, any improvements and anywhere in the world, and as it exists at any time during the Term;
License those rights granted by simPRO Software New Zealand Ltd to the Customer in accordance with this Agreement;
License Term The term of License is for a period no greater than 30 years.
License Fee that fee payable by the Customer to simPRO Software New Zealand Ltd, the receipt of which shall initiate the Subscription Period;
Liquidated Amount means an amount equal to the aggregate of:
(a) All Charges and all other monies due and owing under this License at the date of Termination, including any Interest;
(b) The present value of the Charges which would become due if this License had not been Terminated;
(c) Any amount paid by simPRO Software New Zealand Ltd to a third party on behalf of the Customer;
(d) The costs and expenses associated with recovering the Software;

PROVIDED THAT: -
(a) Any present value of the Charges shall be determined by applying the discount rate of ten per cent (10%);
(b) A certificate signed in writing by the CEO of simPRO Software New Zealand Ltd certifying the Liquidated Amount will be conclusive evidence thereof and binding on the Customer;
Particulars means each and every one of those specifics set out as the Particulars and part of this Agreement;
Prodox means each and every one of the written materials by simPRO Software New Zealand Ltd to the Customer regarding the use of the Software, at the time and from time to time, and as Particularised;
Software each and every version of the *simPRO*™ software product, along with all software updates and the Prodox;
Software Updates mean scheduled updates or customized customer specific updates developed by simPRO Software New Zealand Ltd and applied to the software system.
Term that period from the Effective Date until Termination, or the last day of the Subscription Period specified in the Particulars, whichever occurs first and Termination shall have a corresponding meaning;
Trade Marks those names associated with the Software and the activities of simPRO Software New Zealand Ltd and all associated goodwill protected by the provisions of the Commonwealth Trade Marks Act;
Training all those training and implementation services devised by simPRO Software New Zealand Ltd in relation to the Software to be provided to the Customer's staff, as advised by simPRO Software New Zealand Ltd from time to time, at a mutually agreed time and at a location determined by simPRO Software New Zealand Ltd.

Schedule 1

Additional obligations

1. PAYMENTS
1.1 During the Term, simPRO Software New Zealand Ltd shall render the Invoice or credit notes as required from time to time, to comply with GST requirements, and the Customer shall: -
(a) Notify simPRO Software New Zealand Ltd within fourteen (14) days of receipt of an Invoice, of any dispute with the calculation of the Charges, which dispute shall be addressed pursuant to clause 1 of Schedule 2; or
(b) Pay the Invoice to simPRO Software New Zealand Ltd by the due date
nominated in the Invoice and in the event of any late payment, the amount of the Invoice plus Interest.
2. CONSEQUENCES OF TERMINATION
2.1 Upon Termination by either party for any reason, the Customer shall: -
(a) Pay: -
(i) Any outstanding Invoices, which are not the subject of a dispute;
(ii) Any Charges incurred up to and including the date of Termination;
(iii) By way of liquidated damages, the Liquidated Amount as soon as possible and in any event, not later than twenty-one (21) days after the date of termination.
(b) Return to simPRO Software New Zealand Ltd any Confidential Information provided during the Term and permit simPRO Software New Zealand Ltd by its agents to give effect to this clause, including permitting simPRO Software New Zealand Ltd to enter the Customer's premises during normal business hours.
3. CONFIDENTIALITY
3.1 During the Term and after the Termination, the Customer: -
(a) Is liable to simPRO Software New Zealand Ltd for ensuring the Confidential Information is only used in accordance with the directions of simPRO Software New Zealand Ltd;
(b) Must: -
(i) Keep the Confidential Information secure from unauthorised access damage or destruction,
(ii) Not reproduce the Confidential Information in whole or in part.
(iii) Not use, or attempt to use, any Confidential Information in any manner which may cause or be calculated to cause, injury or loss to simPRO Software New Zealand Ltd, or in any manner other than contemplated by this Agreement;
(iv) Ensure that any staff of the Customer who reasonably requires access to the Confidential Information complies with the terms of this Clause 3.1.
4. RELATIONSHIP
4.1 The Customer hereby acknowledges: -
(a) That the provisions of this Agreement to be performed by simPRO

Phone: 0800 100 854 | Fax: 09 925 1129 | Web: www.simpro.co.nz

Software New Zealand Ltd are unique and the parties shall be entitled to an equitable remedy to enforce the provisions of this Agreement, subject to clause 1 of
Schedule 2;
(b) Nothing in this Agreement creates a relationship of principal and agent, partnership, joint venture or employment between simPRO Software New Zealand Ltd and the Customer or any of its employees, consultants, agents or subcontractors;
(c) Neither the Customer nor any person acting on behalf of the party may hold itself out as being entitled to contract or accept payment in the name of or on account of the other party.
4.2 The Customer acknowledges and agrees that the Customer has entered into a fiduciary obligation to simPRO Software New Zealand Ltd to deal with the Software as set out in this Agreement and shall, in its dealings with simPRO Software New Zealand Ltd act in good faith so as to give simPRO Software New Zealand Ltd the fullest possible benefit of this License.

5. INDEMNITY

5.1 The Customer shall at all times promptly indemnify, save and hold harmless simPRO Software New Zealand Ltd and any transferee of simPRO Software New Zealand Ltd jointly and severally from and against all and any claims, damages, liabilities, costs and expenses, if any, (including legal costs and expenses) arising out of: -
(a) Any breach by the Customer of any warranty or covenant by the Customer set out in this Agreement;
(b) Any act of negligence committed by or on behalf of the Customer in performing or omitting to perform, its obligations under this Agreement;
(c) Any loss suffered by a third party in connection with any act or omission of the Customer, its employees or agents leading to any claim by a third party against simPRO Software New Zealand Ltd arising out of or in connection with the Customer choosing to enter into a subscription agreement with simPRO Software New Zealand Ltd.

6. SURVIVAL

6.1 The Customer's obligations under Clauses 3, 4 and 5 shall survive Termination of this License.

7. DISPUTE RESOLUTION

7.1 Neither party may commence court proceedings or arbitration relating to any dispute in respect of this Agreement, except where that party seeks urgent interlocutory relief from a court, unless the party has complied with this clause 1 of Schedule 2. Where a party fails to comply with this clause 1, the other party need not comply with this clause before referring the dispute to arbitration or commencing court proceedings.
7.2 Where a party claims a dispute has arisen ("Complainant"): -
(a) The Complainant shall give written notice to the other party ("Recipient") nominating a representative to negotiate and settle the dispute ("Notice");
(b) The Recipient shall, within ten (10) business days of receiving the Notice shall reply in writing nominating its representative to negotiate and settle the dispute ("Reply");
(c) The representatives of both parties shall use their best endeavours to negotiate and settle the dispute, which settlement should be recorded in writing and signed by both representatives;
(d) If the dispute is not resolved within ten (10) days of the issue of the Reply, the parties shall use their best endeavours to negotiate and agree on a process for resolving the whole or part of the dispute, other than by litigation,
including: -
(i) The procedure and timetable for any exchange of documents and other information relating to the dispute;
(ii) The rules and timetable for the conduct of the selected motive proceeding (for example, further negotiations, mediation, independent expert appraisal, and early neutral evaluation);
(iii) The method of selection and amount of compensation for any independent person retained by the parties to assist in resolving the dispute;
(iv) Whether a dispute resolution organisation should be retained to assist in resolving the dispute;
(e) Any information or documents provided in the course of resolving the dispute pursuant to paragraphs (a) to (d) above, may only be used for the purposes of resolving the dispute;
(f) In the event that the parties have complied with the time periods in paragraphs (a), (b) and (d), but a resolution has not been achieved, either party may terminate the dispute resolution process provided for in these paragraphs at which time, the dispute shall be referred to arbitration;
(g) Any arbitration conducted pursuant to paragraph (f) shall be held in Brisbane, Queensland in accordance with the laws relating to arbitration in Queensland.

8. CUSTOMER INFORMATION

8.1 During the Term and after the Termination, simPRO Software New Zealand Ltd
(c) is responsible to Customer for ensuring the Customer Information is only used in accordance with the directions of Customer
(d) Will: -
(i) Keep the Customer Information secure from unauthorised access, damage or destruction;
(ii) Not reproduce the Customer Information in whole or in part;
(iii) Not use, or attempt to use, any Customer Information in any manner which may cause or be calculated to cause, injury or loss to Customer, or in any manner other than contemplated by this Agreement; Ensure that any staff of simPRO Software New Zealand Ltd who reasonably requires access to the Customer Information complies with the terms of this Clause
8.2 simPRO Software New Zealand Ltd will not access customer software unless
(a) Customer has technical issues, which require support team to log into *simPRO*™ and view and remedy issue.
(b) Customer has requested simPRO Software New Zealand Ltd to log into *simPRO*™ to provide online training and support.
(c) simPRO Software New Zealand Ltd may request access to confirm that software updates have been successfully installed.

GENERAL

1.1 The benefit of this License shall not be dealt with in any way by the Customer (whether by assignment, sub-licensing or otherwise) without simPRO Software New Zealand Ltd's prior written consent. simPRO Software New Zealand Ltd may assign or novate its rights and obligations under this License at any time by notice in writing to the Customer.
1.2 Failure by either party to enforce at any time any of the provisions of this Agreement shall not be construed or deemed to be a waiver of that party's rights under this Agreement
1.3 This License shall be governed by and construed according to the law of the State of Queensland in the Commonwealth of Australia, and the appropriate courts in Queensland will hear all disputes.
1.4 This Agreement may only be modified in writing signed by the Customer and simPRO Software New Zealand Ltd.
1.5 Any notice which a party may wish to give under this Agreement which is addressed to the last known address of the intended recipient set out in this Agreement.
(a) By prepaid registered mail, shall be deemed to have been properly given five (5) working days thereafter:
(b) By facsimile shall be deemed to have been properly given (if transmitted during business hours of the receiving instrument) within one (1) hour and if not during business hours of the receiving instrument, 9.00 a.m. on the next working day, unless actual receipt at an earlier date or time is established and proof that:
(c) A facsimile was sent; or
(d) A letter was properly addressed and deposited; shall be sufficient evidence of service on the intended recipient.
1.6 This Agreement sets forth the entire understanding between the parties as to the License and merges all prior discussions between them, and the parties shall not be bound by any representations in respect of the License other than those contained in this Agreement.

Phone: 0800 100 854 | Fax: 09 925 1129 | Web: www.simpro.co.nz

simPRO SOFTWARE

Terms and Conditions

1. Interpretation

"Acceptance date" means the date upon which the Proposal is accepted by the client by execution of the Proposal Acceptance attached to the Proposal;

"Additional Charge" means a charge in accordance with the rate referred to in the Proposal;

"Commencement Date" means the date so specified in the Proposal;

"Confidential Information" means information that is by its nature confidential relating to the Software but does not include:

1.1. Information already known to the receiving party at the time of disclosure by the other party; or

1.2 Information in the public domain other than as a result of disclosure by a party in breach of its obligations of confidentiality under this agreement;

"Customer" means the addressee of the Proposal;

"Delivery Date" means the date so specified in the Proposal;

"Designated Computer Equipment" means the equipment on which the Software is to be installed as specified in the Proposal;

"GST" means:

1.3. The same as in the GST Law;

1.4. Any other goods and services tax, or any tax applying to this agreement in a similar way; and

1.5. Any additional tax, penalty tax, fine, interest or other charge under a law of such a tax.

"GST Law" means the same as 'GST law' in Goods and Service Tax 1985 ;

"Hardware" means all hardware supplied by simPRO to the Customer as set forth in the Proposal.

"Hosting" means the provision of a hosted server within simPRO's data centre

"Hosting Fee" means the fee for providing the Hosting as specified in the Proposal.

"Intellectual Property Rights" means all present and future rights conferred by statute, common law or equity in or in relation to any copyright, trade marks, designs, patents, circuit layouts, business and domain names, inventions, and other results of intellectual activity in the industrial, commercial, scientific, literary or artistic fields; relating to the Software;

"Initial Service Term" means the initial service period specified in the Proposal;

"Licence" means the licence of Software granted pursuant to the Agreement;

"Licence Fee" means the amount so specified in the Proposal;

"Media" means the media on which the Software is recorded or printed;

"Moral Right" means those rights set out in Part 4 of the Copyright Act 1994 and includes (but not limited to):

1.6 A right of attribution of authorship; or

1.7. A right not to have authorship falsely attributed; or

1.8. A right of integrity of authorship; or

1.9. A right of a similar nature: which is conferred by statute, and which exists or comes to exist anywhere in the world in a deliverable form comprised within this agreement;

"New Releases" means Software which has been provided primarily to implement an extension, alteration, improvement or additional functionality to the Software;

"Price" means the price for the Hardware as specified in the Proposal.

"Service Fee" means the charge for Services specified in the Proposal;

"Service Period" means the period outlined in the Proposal which will begin on the Commencement Date and continue until expiry pursuant to the Proposal.

"Services" means the maintenance services to be provided by simPRO specified in the Proposal.

"Software" means the computer program and related documentation as specified in the Proposal;

"Term" means the term of the Agreement in clause 3.

"Territory" means New Zealand;

"Update" means Software which has been produced primarily to overcome defects in the licensed Software.

Words importing the singular include the plural and vice versa and words importing one gender shall include all other genders. Headings are for ease of reference only and shall not affect the interpretation of this agreement.

2. Licence

2.1. simPRO grants to the Customer a licence to use the Software for the Term in the Territory.

3. Commencement and Term

3.1. The Licence commences on the commencement date and subject to the terms of the Agreement, shall continue for a period of 12 months and may, at the election of the "Customer", be extended for a further period of 12 months and thereafter, at the end of each term, a further 12 months, provided that, at the time of any election, the "Customer" is not in breach of any material obligation.

4. Licence Fee

4.1. In consideration of the Licence, the Customer shall pay the Licence Fee to simPRO in the manner and at the times set forth in the Proposal The Licence Fee for the first year of the Term shall be the amount stipulated in the Proposal, for all subsequent years the Licence Fee shall be such sum as stipulated by simPRO provided that in no year shall the Licence fee be increased by an amount exceeding the increase in the Consumer Price Index, All Groups, as published by Statistics New Zealand during the previous year or 10 percent of the Licence Fee for the previous year whichever is the greater.

4.2 The Licence Fee is exclusive of all taxes, duties and surcharges payable in respect of the Software and in respect of the Agreement.

4.3. If payment is not made within 14 days of the due date, interest will be payable by the Customer at the rate of 12 per cent per annum on the overdue amount and, if any payment is owing after 30 days from the due date, simPRO shall be entitled to suspend its remaining obligations under the Agreement and to repossess the Software.

4.4. If the Customer disputes the whole or any part of the amount claimed in an invoice submitted by simPRO pursuant to the Agreement, the Customer will pay the undisputed portion on the due date. The dispute regarding the remainder may be referred to the dispute resolution procedure prescribed by the Agreement. If it is subsequently resolved that a further amount is payable, the Customer will pay that amount together with interest at the rate of 12 per cent per annum from the date the payment was due to the date of payment.

4.5 Words defined in the GST Law have the same meaning in this clause, unless the context makes it clear that a different meaning is intended.

4.6. In addition to paying the Licence Fee and any other amount payable or in connection with the Agreement (which is exclusive of GST), the Customer will:

4.6.1 pay to simPRO an amount equal to any GST payable from any supply by simPRO in respect of which the Licence

Fee or any other amount is payable under this agreement; and

4.6.2. make such payment either on the date when the Licence Fee is due or within 7 days after the Customer is issued with a tax invoice, whichever is the later.

4.7 simPRO must, within 28 days of request from the Customer, issue a tax invoice (or an adjustment note) to the Customer for any supply under or in connection with the Agreement.

4.8. simPRO will promptly create an adjustment note for (and apply to the Commissioner and Chief Executive of Inland Revenue) a refund, and refund to the Customer, any overpayment by the Customer for GST but simPRO need not refund to the Customer any amount for GST paid to the Commissioner of Taxation unless simPRO has received a refund or credit for that amount.

5. Conditions of Licence

5.1. simPRO warrants that it has the authority to grant the Licence

5.2 The Licence shall be non-transferable and non-exclusive to the Customer.

5 3. Use of the Software is limited to the Designated Computer Equipment, unless the consent of simPRO is obtained to use the Software on alternative equipment Such consent shall not be unreasonably withheld.

5.4. Subject to clause 20 simPRO is not required to provide updates or new releases pursuant to the Agreement.

6. Acknowledgement

6.1. The Customer acknowledges that it has exercised its independent judgement in entering into the Agreement and has not relied on any representation made by simPRO or any person on its behalf which is not stated expressly in the Proposal or the Agreement

7. Delivery

7.1. simPRO shall deliver the Software to the Customer on or before the delivery date or on such other date as is mutually agreed between the parties.

8. Acceptance

8.1. Upon installation of the Software, the Customer shall be responsible for ensuring that the Software is used in accordance with the Proposal.

8.2. If, during a period of 10 working days following the Commencement Date, the Software fails to perform substantially in accordance with the Proposal, it will be deemed not to be accepted.

8 3 If the Software is deemed not to be accepted pursuant to clause 8 2, simPRO shall be given the opportunity to rectify the defect or replace the Software within a further period of 14 days

8.4 If the Software fails to perform substantially in accordance with the Proposal during the 14 day period referred to in clause 8.3, the Customer may, at its option, grant a further period during which satisfactory performance is to be achieved or alternatively terminate the Agreement.

8.5. The Software will be deemed accepted if it does not fail to substantially perform in accordance with the Proposal during any of the periods referred to in the preceding subclauses.

9. Trial Period

9.1 The Customer acknowledges that the first month following acceptance of this Proposal is deemed to be the Trial Period for the Software and services provided pursuant to the Proposal.

9.2. The Customer acknowledges and agrees that during the Trial Period, simPRO will not invoice the Customer any Service Fee, however will still charge the full price for Hardware which will be non-refundable in the event that the Customer does not terminate the Proposal during the Trial Period.

9.3. The Customer acknowledges and agrees that it has been provided with a Trial Period in order to allow the Customer to determine to its own satisfaction that the items provided pursuant to the Proposal in clause 9 is satisfactory to the customer.

10. Ownership

10.1. simPRO retains ownership of the Software whether in its original form or as modified during the term of the Licence.

10.2. All Intellectual Property Rights in the Software are retained by simPRO.

10.3. Nothing in this agreement affects the ownership of moral rights in the Software.

11. Copies

11.1. Subject to the following subclauses of this clause, and without seeking to exclude or limit the application of sections 80A-80C of the Copyright Act 1994 the Customer shall not copy the Software, in whole or in part.

11.2. The Customer may make such number of copies of the Software as is necessary to serve its internal needs for the system's backup and security. All copies of the Software and the Media in which the copies are contained shall be and remain the property of simPRO.

11.3. The Customer shall mark all copies of the Software and the Media in which the copies are contained with a notice of:

11.3.1. simPRO's ownership of the Software and the Media;

11.3 2 The confidentiality of the Software; and

11 3.3. Such other information as simPRO requires.

11 4 The Customer shall maintain records of all copies of the Software made by it and the place at which those copies are situated. Such records shall be furnished to simPRO upon reasonable notice.

11.5. The Customer shall notify simPRO immediately on becoming aware of any unauthorised use or copying of the whole or any part of the Software

11.6. Immediately upon termination of the Agreement, the Customer shall deliver up to simPRO the Software (including all copies, authorised or otherwise), and the Media, whether in their original form or as modified by the Customer.

12. Modifications

12.1 The Customer shall not modify the whole or any part of the Software or combine or incorporate the whole or any part of the Software in any other program or system without the prior consent in writing of simPRO.

12 2. If the Software is modified in accordence with the preceding clause 12.1, the modifications shall, unless simPRO directs otherwise, be made in accordance with a written proposal submitted by the Customer to simPRO.

12.3. The Customer shall fully indemnify and hold harmless simPRO against any liability incurred if the said modifications infringe the intellectual property rights of a third person.

12.4. The Software as modified remains the property of simPRO.

12 5 The Agreement shall continue to apply to the Software as modified.

12.6. This clause is subject to any right of modification arising pursuant to sections 80A-80C of the Copyright Act 1994.

13. Reverse Engineering

13.1. Except as expressly permitted by sections 80A-80C of the Copyright Act 1994 , the Customer shall not reverse assemble or reverse compile the Software or any part of the Software.

14. Security

14.1. The Customer shall be responsible for protecting the Software at all times from unauthorised access, use or damage

15. Risk

15.1 Risk of loss or damage to the Software, and the Media shall pass to the Customer upon delivery of the Software

16. Escrow of Source Code

16.1. If requested by the Customer, simPRO shall deliver a copy of the Software in the source code into the custody of a mutually acceptable third party.

16.2. In the event that the source code is to be held in escrow pursuant to clause 16.1, the parties will enter into the current escrow agreement used by simPRO. The parties agree that the escrow agreement will be executed by both parties prior to the Commencement Date, pursuant to which agreement the nominated escrow agent is authorised to release the source code to the Customer on the occurrence of specified contingencies as mutually agreed.

16.3. The Customer agrees that simPRO will be entitled to charge a management fee in the event that the escrow agreement provides that a management fee is to be payable to simPRO

16.4. All costs associated with the appointment, management and the ervices will be paid by the Customer.

17. Warranties

17.1. simPRO warrants that the Software will perform substantially in accordance with the Proposal for a period of 12 Months after the Delivery Date and if the term is extended pursuant to clause 3.1, for the period of the extended term.

17.2. If, within 12 Months after the Delivery Date, the Customer notifies simPRO in writing of:

17.2.1 The fact that the Software is not performing substantially in accordance with the Proposal; and

17.2.2 The alleged defects or errors, with sufficient particularity to enable simPRO to remedy the defects or errors, simPRO shall at its own expense, commence to examine the Software within three working days and, as soon as practicable thereafter, rectify the defect or replace the Software.

17.3. The warranty contained in clause 17.1:

17.3.1 Is subject to the Customer having fully complied with its obligations under the Agreement;

17.3.2 Is not a warranty that the results obtained from the Software will be in accordance with the Customer's expectations or that the Software can be rendered error free; and

17.3.3. Does not operate where the substantial non-performance arises in any respect from the installation of the Software, the nature or operation of the equipment on which the Software is used or the use of any materials or Software not provided by simPRO

17.4. simPRO does not warrant that the Software will meet the Customer's requirements or that the Software will be error free

18. Indemnity and Liability

18.1. Subject to clause 18.2, simPRO shall indemnify and hold harmless the Customer against any claim made against the Customer by a third party alleging that the Software infringes the copyright of that third party.

18.2. simPRO shall not be liable to the Customer under clause 18.1 if:

18.2.1. The Customer does not notify simPRO of the other person's claim or of infringement of copyright within seven days after becoming aware of the claim;

18.2.2. simPRO's ability to defend the claim has been prejudiced by the Customer's noncompliance with any of its obligations under the Agreement;

18.2.3. The Customer does not give simPRO reasonable assistance in defending the claim;

18.2.4. The claim has arisen because of the use of the Software in combination with equipment, materials or computer programs not supplied or approved by simPRO; or

18.2.5. The Customer does not permit simPRO to have control of the defence of the claim and all related settlement negotiations.

18.3. Except as expressly set out in this clause and to the maximum extent permitted by law, all representations, conditions and warranties (whether express or implied, statutory or otherwise) and including warranties as to the merchantable quality or fitness for any particular purpose of the Software and support and software updates are expressly excluded.

18.4. simPRO will not be liable whether in contract, tort (including negligence) or otherwise for any indirect loss or damage (including any consequential loss or loss of profits) suffered or incurred by the Customer arising out of or in connection with this Agreement.

18.5 simPRO's liability to the Customer arising out of all claims for damages under this Agreement will not exceed in aggregate the total amount actually paid by the Customer to simPRO under this Agreement in the three months prior to the time such liability arises.

18.6 If the Software is acquired by the Customer for business purposes, the obligations implied by the Consumer Guarantees Act 1993 are expressly excluded from these Terms and Conditions to the fullest extent permitted by the Consumer Guarantees Act 1993.

19. Customer Information

19.1. The Customer acknowledges that simPRO, its Dealers, agents and any third party providing the Software or support and software updates to the Customer on behalf of simPRO (collectively called its "Agents") may generate, and/or require use of existing information or data about the Customer, its contractors or employees ("Customer Information").

19.2 The Customer grants simPRO and its Agents the right to use, copy, modify, store and disclose the Customer Information to the extent necessary so that they can supply the Software and/or support and software updates, and any enhancements or modifications to same, to the Customer ("Licence")

19.3 The Customer will, to the extent that the Customer Information contains personal information and/or sensitive personal information (as defined in the Privacy Act 1993)) about an individual (including an employee or contractor of the Customer), procure from that individual all necessary consents required by law to enable that information to be used by simPRO and its Agents in accordance with the Licence

19.4 The Customer indemnifies simPRO and its Agents (and will continue to indemnify simPRO and its Agents notwithstanding termination or expiration of a contract for the supply of the Software and/or the support and software updates) for all loss (including losses, liabilities, penalties, damages, costs, charges and expenses) which simPRO and/or its Agents may suffer or incur (whether in relation to the Privacy Act 1993 or otherwise) by reason of the Customer's failure to comply with the preceding clause 19.3

19.5. Except in relation to an infringement of confidentiality or intellectual property rights, the liability of simPRO in damages (including special, indirect or consequential damages, which damages will be deemed to include loss or revenue, loss or profit and opportunity loss) in respect of any act or omission of simPRO in connection with its obligations under the Agreement will not exceed the amount of the Licence Fee for the year in which the damages are suffered, even if simPRO has been advised by the Customer as to the possibility of such losses being incurred.

20. Support and Software Updates

20.1 If so stated in the Proposal during the Service Period simPRO agrees to provide software and support updates to the Customer on the terms and conditions contained in the Agreement

21. Support and Software Fee

21.1. In consideration of simPRO's agreement to provide support and software updates, the Customer shall pay simPRO the Service Fee in the manner and at the times set forth in the Proposal ("Service Fee").

21.2 The Service Fee for the Service Period shall be the amount stipulated in the Proposal. In the event that the parties continue the support and software updates following expiration of the Service Period, simPRO will provide the customer with a further written Proposal setting out the costs of the support and software updates to be provided and the new Service Period.

21.3. In the event that the Service Period has expired and simPRO does not provide the Customer with a new Proposal and the Customer continues to use the support and software updates provided pursuant to the current Proposal, the parties acknowledge and agree that the Service Period will be further extended on a month-to-month basis on the same terms and conditions and for the same Service Fee as provided for in the original Proposal.

21.4. The Service Fee shall be paid in advance, the first payment to be made on or before the first day of the Service Period. In any event, the Service Fee shall be payable within 14 days after the Customer receives an invoice for he Service Fee from simPRO.

21.5 Any Additional Charge payable pursuant to this Agreement is in addition to the Service Fee

21.6 An Additional Charge will be payable if the Customer requests simPRO to provide support or software updates which are not specified or which are found to be unnecessary, or if simPRO is requested to provide information or documentation other than that provided from the Software

21.7 The Service Fee is exclusive of all taxes, duties and surcharges payable in respect of the support and software updates and in respect of the Agreement

22. Support Provided

22.1. During the Service Period simPRO shall use all reasonable endeavours to maintain the Software in substantial conformity with the descriptions contained in the Proposal and provide the following services in this clause.

22.2. If during the Service Period the Customer discovers that the Software fails to substantially conform to the descriptions contained in the Proposal, it shall immediately notify simPRO of the fact, unless nonconformity is discovered after 5.00 pm on a business day. In that case, the Customer shall notify simPRO by 10.00 am on the following business day. If the nonconformity is discovered between 5 00 pm on the last business day of any week and 9 00 am on the first business day of the following week, the Customer shall notify simPRO of the nonconformity by 10.00 am on the first business day following that period.

22.3. Immediately after notifying simPRO in accordance with clause 22.2, the Customer shall, insofar as it is able to do so, provide simPRO with a documented example of the defect or error which constitutes the nonconformity. It shall also submit to simPRO, if requested, a listing of output and any other data which simPRO reasonably requires in order to reproduce operating conditions similar to those present when the nonconformity was discovered

22.4. In the event that the Customer notifies simPRO in accordance with clause 22.2 and 22.3 simPRO will provide to the Customer first level Help Desk support in relation to user problems and functionality questions via the Customer Support Centre. In the event that the nonconformity of the Software is not corrected within the next 4 normal business hours. simPRO will integrate second level support within 5 normal business hours of notification of the nonconformity and resolve the same as soon as reasonably practical depending on the nature of the nonconformity

22.5. The parties acknowledge that the Services to be provided in respect of the Software include training of the Customer's personnel in the use of the Software, and that simPRO may monitor the proficiency of the Customer's personnel and if necessary, arrange additional training at a location and time nominated by simPRO at the Customer's expense.

22.6. If so stated in the Proposal, the Services include the provision of Updates and New Releases which will be transported via the internet connection provided by the Customer.

22.7. In the event that the Customer does not elect to take any software updates or services, then the Customer acknowledges and agrees that it will be required to pay for any further software updates or any maintenance or services that the customer requires on a time basis as invoiced from time-totime from simPRO.

22.8. In the event that the Proposal also contains any hardware or hosting, the Customer acknowledges that simPRO gives no warranty as to the merchantable quality or the fitness for purpose of the Hardware and that the Customer acquires the Hardware after having made its own enquiries as to the suitability of the Hardware and exercising its independent judgement and has not relied on any representation made by simPRO or the skill and judgement of simPRO or any person on its behalf which is not stated expressly in the Proposal or the Agreement.

22.9. In the event of any failure or defect in the Hardware simPRO's responsibility in respect thereto is limited to any warranty given by the manufacturer thereof.

22.10. The Customer will pay to simPRO the Price for the Hardware at the time and in the manner set forth in the Proposal.

22.11. If so stated in the Proposal simPRO will provide the Hosting during the Term

22.12. The Customer will pay the Hosting Fee to simPRO at the time and in the manner set forth in the Proposal.

23. Third Party Services

23.1. The Customer acknowledges that they may require and use third party services during the course of this Agreement. The Customer acknowledges that simPRO provides no warranty in relation to any of the third party services and that the Customer acknowledges and agrees to be bound by any terms and conditions provided by the third party in relation to any third party products or services used pursuant to the Proposal.

24. Exclusions

24.1. Services to be provided by simPRO under clause 20 do not include the following:

24.1.1. Rectification of defects or errors resulting from any modification of the Software made by any person other than simPRO; simPRO Software Pty Ltd - Terms and Conditions

24 1 2. Rectification of defects or errors resulting from use of the Software in combination with equipment other than the designated computer equipment;

24.1.3. Rectification of operating errors;

24.1.4. Rectification of a fault in the designated computer equipment;

24.1.5. Any modification of the Software which represents a departure from the descriptions contained in the Proposal; and

24.1.6. Rectification of errors or defects which are the subject of a warranty under another agreement.

25. Customer's Obligations

25 1 The Customer shall ensure that the Software and the designated computer equipment are used in a proper manner by competent and trained employees only or by persons under their supervision.

25.2. The Customer shall cooperate fully with simPRO's personnel in the diagnosis of any alleged nonconformity of the Software.

25 3. The Customer shall make available to simPRO free of charge all information, facilities and services reasonably required to enable simPRO to perform the Services effectively.

25.4. The Customer shall provide such telecommunication facilities as are reasonably required by simPRO for testing and diagnostic purposes at the Customer's sole expense.

25 5 The Customer will not and will ensure its officers, employees and agents will not, use any systems, information or anything else provided within the Proposal for any illegal, unlawful or offensive act and will ensure that they will be used in accordance with all applicable laws, regulations standards and industry codes of conduct

25 6 The Customer must not use any equipment in connection with the Proposal that has not first been approved in writing by simPRO and must comply with all reasonable directions of simPRO from time to time regarding the use of anything provided pursuant to the Proposal and they indemnify against any loss or damage that occurs as a result of breach.

26. Termination

26 1. For the purpose of this agreement, the following are terminating events:

26.1.1 The breach or threatened breach by either party of any of its material obligations under this agreement;

26.1.2 The appointment of any type of insolvency administrator in respect of the property or affairs of either party:

26 1 3 The entry or proposed entry by either party into any scheme, composition or arrangement with any of its creditors;

26.1.4. The permanent discontinuance of use of the Software or any part of the Software by the Customer;

26.1.5. The merger with or the takeover of the Customer by another person;

26.1.6. Any event described in this agreement as a terminating event.

26.2. The Agreement may be terminated immediately on the happening of a terminating event at the option of the affected party.

26.3. If the terminating event is one specified in clause 26.1, the affected party shall give to the other party notice of the happening of that event and require the breach to be remedied or a written undertaking to be given that the breach will not occur, as the case may be. If the breach is not remedied or the undertaking not given (as the case may be) within 14 days the affected party may agree to waive its rights under this clause if satisfied that the happening of the terminating event has not in any way prejudiced its position under Agreement.

26.4. Neither party shall be liable for the consequences of an occurrence of any event beyond its reasonable control.

26.5. If a terminating event specified in clause 26.1 occurs, and the subject of that terminating event is the Customer, the Customer shall immediately on termination return to simPRO the Software and all copies of the Software, all revisions, enhancements and upgrades of the Software the Media and simPRO's Confidential Information Alternatively, if simPRO requests, the Customer shall destroy such Software, copies, revisions, enhancements and upgrades by erasing them from the Media and shall certify in writing to simPRO that they have been destroyed

26.6 Any termination of the Agreement shall not affect any accrued rights or liabilities of either party, nor shall it affect any provision of the Agreement which is expressly or by implication intended to continue in force after such termination.

26.7. Any termination of the Agreement shall not entitle the Customer to a refund of the Licence Fee paid to simPRO.

26.8. In the event that the Agreement is terminated because of circumstances outside the reasonable control of the party, simPRO shall return to the Customer any advance payments received by it for Services which, as a result of the termination, will not be provided.

27. Implied Terms

27.1. Subject to clause 27.2, any condition or warranty which would otherwise be implied in the Agreement is hereby excluded

27.2 Where legislation implies in the Agreement any condition or warranty, and that legislation avoids or prohibits provisions in a contract excluding or modifying application of or exercise or liability under such condition or warranty, the condition or warranty will be deemed to be included in the Agreement. However, the liability of simPRO for any breach of such condition or warranty will be limited, at the option of simPRO, to one or more of the following:

27 2 1. If the breach relates to goods:

27.2.1.1. The replacement of the goods or the supply of equivalent goods;

27.2.1.2. The repair of such goods;

27.2.1.3. The payment of the cost of replacing the goods or of acquiring equivalent goods; or

27.2.1.4. The payment of the cost of having the goods repaired; and

27.2.1.5. If the breach relates to services:

27 2.1 6 The supplying of the services again; or

27.2.1.7 The payment of the cost of having the services supplied again

28. Confidentiality

28.1. A party will not, without the prior written approval of the other party,disclose the other party's Confidential Information. Each party will:

28.1.1. Keep the other party's Confidential Information secure from unauthorised access damage or destruction;

28 1 2 Not produce the Confidential Information in whole or in part;

28.1 3. Not use, or attempt to use, any Confidential

Information, in any manner other than contemplated by this Agreement;

28.1.4. Ensure that any personnel of the Customer who reasonably require access to the Confidential Information comply with the terms of this clause 28

28.2. A party will not be in breach of clause 28.1 in circumstances where it is legally compelled to disclose the other party's Confidential Information.

28.3. Each party will take all reasonable steps to ensure that its employees and agents, and any subcontractors engaged for the purposes of the Agreement, do not make public or disclose the other party's Confidential Information

28.4. Notwithstanding any other provision of this clause, a party may disclose the terms of the Agreement (other than Confidential Information of a technical nature) to its related companies, solicitors, auditors, insurers and accountants.

28.5. This clause will survive the termination of the Agreement.

29. Entire Agreement

29.1. The Agreement supersedes all prior agreements, arrangements and undertakings between the parties and constitutes the entire agreement between the parties relating to the Software. No addition to or modification of any provision of the Agreement shall be binding upon the parties unless made by written instrument signed by a duly authorised representative of both parties.

30. Notices

30.1. All notices which are required to be given under the Agreement shall be in writing and shall be sent to the address of the recipient set out in the Proposal or such other address as the recipient may designate by notice given in accordance with this clause. Any notice may be delivered by hand or by prepaid letter or telex. Any such notice shall be deemed to have been served when delivered (if delivered by hand) or 48 hours after posting (except by prepaid letter) or when despatched (if delivery by telex) or on transmission by the sender (if sent by facsimile).

31. Assignment

31.1 The benefit of the Agreement shall not be dealt with in any way by the Customer (whether by assignment, sub-licensing or otherwise) without simPRO's prior written consent (such consent not to be unreasonably withheld). simPRO may assign or novate its rights and obligations under the Agreement at any time by notice in writing to the Customer

32. Law

32.1. The Agreement shall be governed by and construed in accordance with the laws for the time being in force in the New Zealand and the parties agree to submit to the jurisdiction of the courts and tribunals of New Zealand.

33. Waiver

33.1. No forbearance, delay or indulgence by a party in enforcing the provisions of the Agreement shall prejudice or restrict the rights of that party, nor shall any waiver of those rights operate as a waiver of any subsequent breach

34. Variation

34.1 No variation of the Agreement will be effective unless in writing and signed by both parties.

35. Severability

35.1. Should any part of the Agreement be or become invalid, that part shall be severed from the Agreement. Such invalidity shall not affect the validity of the remaining provisions of the Agreement.

36. Dispute Resolution

36.1. If a dispute arises, the parties must, prior to the initiation of any legal proceedings, use their best efforts in good faith to reach a reasonable and equitable resolution of the dispute.

36.2. If a dispute arises, either party may refer the dispute to the other party's Representatives by written notice given under this clause 36 and giving full particulars of the nature and extent of the dispute.

36.3. If the dispute is not resolved within 10 days of a referral in accordance with clause 36.2 either party may advise the other party by written notice that it would like the dispute referred to a Panel for resolution. Each party must nominate a senior representative for the Panel within 3 Business Days of the notice in accordance with this c lause 36 3.

36.4. If the dispute is not resolved by the Panel within 20 days of the notice in accordance with clause 36.3, either party may commence legal proceedings.

36.5. The Panel will determine its own procedures for the resolution of a dispute. Unless otherwise agreed by the parties, all discussions involving the Panel will be conducted on a without prejudice basis.

36.6. Decisions of the Panel may only be made by unanimous agreement of the members of the Panel.

36.7 Any decision of the Panel which is recorded in writing and signed by each member of the Panel is binding on the parties.

36.8. Neither party may commence legal proceedings unless the parties have undertaken the processes set out in clause 36.1 to 36.4 and those processes have failed to resolve the dispute or one of the parties has attempted to follow these processes and the other party has failed to participate.

36.9. Nothing in this clause 36 prevents a party seeking urgent injunctive relief or similar interim orders from a court.

36.10. Despite the existence of a dispute, the parties must continue to perform their respective obligations under this Agreement.

1/485A Rosebank Road
Avondale, Auckland 1026
New Zealand

Tel 0800 100 854
Fax 09 925 1129

sales@simpro.co.nz
simprogroup.com

simPRO SOFTWARE

Terms and Conditions

General Conditions

These Terms and Conditions ("the Agreement") are to be read in conjunction with the simPRO Software Ltd ("simPRO") proposal for the supply of software, systems, services, support, updates and maintenance ("the Proposal") delivered herewith. On acceptance of the Proposal by the Customer, the Customer will become contractually bound by these Terms and Conditions in respect of the Proposal

1. Interpretation

"Acceptance date" means the date upon which the Proposal is accepted by the client by execution of the Proposal Acceptance attached to the Proposal;

"Additional Charge" means a charge in accordance with the rate referred to in the Proposal;

"CDPA" means the Copyright Designs and Patents Act 1988;

"Commencement Date" means the date so specified in the Proposal;

"Confidential Information" means information that is by its nature confidential relating to the Software but does not include:

1.1. Information already known to the receiving party at the time of disclosure by the other party; or

1.2. Information in the public domain other than as a result of disclosure by a party in breach of its obligations of confidentiality under this agreement;

"Customer" means the addressee of the Proposal;

"Delivery Date" means the date so specified in the Proposal;

"Designated Computer Equipment" means the equipment on which the Software is to be installed as specified in the Proposal;

"Hardware" means all hardware supplied by simPRO to the Customer as set forth in the Proposal;

"Hosting" means the provision of a hosted server within simPRO's data centre;

"Hosting Fee" means the fee for providing the Hosting as specified in the Proposal;

"Intellectual Property Rights" means, in relation to the Software, all patents, utility models, rights to inventions, copyright and related rights, trade marks and service marks, trade names and domain names, rights in get-up, goodwill and the right to sue for passing off or unfair competition, rights in designs, rights in computer software, database rights, rights to preserve the confidentiality of information (including know-how and trade secrets) and any other intellectual property rights, including all applications for (and rights to apply for and be granted), renewals or extensions of, and rights to claim priority from, such rights and all similar or equivalent rights or forms of protection which subsist or will subsist, now or in the future, in any part of the world;

"Initial Service Term" means the initial service period specified in the Proposal;

"Licence" means the licence of Software granted pursuant to the Agreement;

"Licence Fee" means the amount so specified in the Proposal;

"Media" means the media on which the Software is recorded or printed;

"Moral Right" means:

1 3 A right of attribution of authorship; or

1 4 A right not to have authorship falsely attributed; or

1 5 A right of integrity of authorship; or

1 6. A right of a similar nature; which is conferred by statute, and which exists or comes to exist anywhere in the world in a deliverable form comprised within this agreement;

"New Releases" means Software which has been provided primarily to implement an extension, alteration, improvement or additional functionality to the Software;

"Panel" means an authorised representative of SimPRO and an authorised representative of the Customer;

"Price" means the price for the Hardware as specified in the Proposal;

"RPI" means the general index of retail prices (all items excluding mortgages) compiled and published by the Office for National Statistics (or any successor to or replacement of such index);

"Service Fee" means the charge for Services specified in the Proposal;

"Service Period" means the period outlined in the Proposal which will begin on the Commencement Date and continue until expiry pursuant to the Proposal;

"Services" means the maintenance services to be provided by simPRO specified in the Proposal;

"Software" means the computer program and related documentation as specified in the Proposal;

"Term" means the term of the Agreement in clause 3;

"Territory" means England;

"Update" means Software which has been produced primarily to overcome defects in the licensed Software;

"VAT" means:

1.7 Value added tax chargeable under the Value Added Tax Act 1994;

1.8. Any other goods and services tax, or any tax applying to this Agreement in a similar way; and

1 9 Any additional tax, penalty tax, fine, interest or other charge under a law of such tax.

2. Licence

2.1. simPRO grants to the Customer a licence to use the Software for the Term in the Territory.

3. Commencement and Term

3.1. The Licence commences on the Commencement Date and subject to the terms of the Agreement, shall continue for a period of 12 months provided the Term may be extended by mutual agreement from year to year subject to the terms hereof.

4. Licence Fee

4.1 In consideration of the Licence, the Customer shall pay the Licence Fee to simPRO in the manner and at the times set forth in the Proposal. The Licence Fee for the first year of the Term shall be the amount stipulated in the Proposal, for all subsequent years the Licence Fee shall be such sum as stipulated by simPRO provided that in no year shall the Licence fee be increased by an amount exceeding the increase in the RPI during the previous year or 10 per cent of the Licence Fee for the previous year whichever is the greater.

4.2. The Licence Fee is exclusive of all taxes, duties and surcharges payable in respect of the Services, the Software and in respect of the Agreement.

4.3 If payment is not made within 14 days of the due date, interest will be payable by the Customer at the rate of 12 per cent per annum on the overdue amount and, if any payment is owing after 30 days from the due date, simPRO shall be entitled to suspend its remaining obligations under the Agreement and to repossess the Software.

4.4. If the Customer disputes the whole or any part of the amount claimed in an invoice submitted by simPRO pursuant to the Agreement, the Customer will pay the undisputed portion on the due date. The dispute regarding the remainder may be referred to the dispute resolution procedure prescribed by the Agreement. If it is subsequently resolved that a further amount is payable, the Customer will pay that amount together with interest at the rate of 12 per cent per annum from the date the payment was due to the date of payment

4.5. In addition to paying the Licence Fee and any other amount payable or in connection with the Agreement (which is exclusive of VAT), the Customer will:

4.5.1. Pay to simPRO an amount equal to any VAT payable from any supply by simPRO in respect of which the Licence Fee or any other amount is payable under this agreement; and

4.5.2 Make such payment either on the date when the Licence Fee is due or within 7 days after the Customer is issued with a tax invoice, whichever is the later.

5. Conditions of Licence

5.1. simPRO warrants that it has the authority to grant the Licence.

5.2. The Licence shall be non-transferable and non-exclusive to the Customer.

5.3. Use of the Software is limited to the Designated Computer Equipment, unless the consent of simPRO is obtained to use the Software on alternative equipment Such consent shall not be unreasonably withheld.

5.4. Subject to clause 20 simPRO is not required to provide updates or new releases pursuant to the Agreement.

6. Acknowledgement

6.1. The Customer acknowledges that it has exercised its independent judgement in entering into the Agreement and has not relied on any representation made by simPRO or any person on its behalf which is not stated expressly in the Proposal or the Agreement.

7. Delivery

7 1. simPRO shall deliver the Software to the Customer on or before the delivery date or on such other date as is mutually agreed between the parties

8. Acceptance

8.1. Upon installation of the Software, the Customer shall be responsible for ensuring that the Software is used in accordance with the Proposal.

8.2. If, during a period of 10 working days following the Commencement Date, the Software fails to perform substantially in accordance with the Proposal, it will be deemed not to be accepted.

8.3. If the Software is deemed not to be accepted pursuant to clause 8.2, simPRO shall be given the opportunity to rectify the defect or replace the Software within a further period of 14 days

8.4 If the Software fails to perform substantially in accordance with the Proposal during the 14 day period referred to in clause 8.3, the Customer may, at its option, grant a further period during which satisfactory performance is to be achieved or alternatively terminate the Agreement

8.5. The Software will be deemed accepted if it does not fail to substantially perform in accordance with the Proposal during any of the periods referred to in the preceding subclauses

9. Trial Period

9.1. The Customer acknowledges that the first month following acceptance of this Proposal is deemed to be the Trial Period for the Software and services provided pursuant to the Proposal.

9.2. The Customer acknowledges and agrees that during the Trial Period, simPRO will not invoice the Customer any Service Fee, however will still charge the full price for Hardware which will be non-refundable in the event that the Customer does not terminate the Proposal during the Trial Period.

9.3. The Customer acknowledges and agrees that it has been provided with a Trial Period in order to allow the Customer to determine to its own satisfaction that the items provided pursuant to the Proposal in clause 9 is satisfactory to the customer.

10. Ownership

10.1. simPRO retains ownership of the Software whether in its original form or as modified during the term of the Licence

10.2. All Intellectual Property Rights in the Software are retained by simPRO.

10.3. Nothing in this agreement affects the ownership of moral rights in the Software.

11. Copies

11.1 Subject to the following subclauses of this clause, and without seeking to exclude the application of sections 50A, 50B, and 5BA of the CDPA (but not section 50C of the CDPA which rights are hereby excluded)) the Customer shall not copy the Software, in whole or in part.

11.2. The Customer may make such number of copies of the Software as is necessary to serve its internal needs for the system's backup and security. All copies of the Software and the Media in which the copies are contained shall be and remain the property of simPRO

11.3. The Customer shall mark all copies of the Software and the Media in which the copies are contained with a notice of:

11.3.1. simPRO's ownership of the Software and the Media;

11.3.2. The confidentiality of the Software; and

11.3.3. Such other information as simPRO requires.

11.4. The Customer shall maintain records of all copies of the Software made by it and the place at which those copies are situated. Such records shall be furnished to simPRO upon reasonable notice

11.5. The Customer shall notify simPRO immediately on becoming aware of any unauthorised use or copying of the whole or any part of the Software.

11.6. Immediately upon termination of the Agreement, the Customer shall deliver up to simPRO the Software (including all copies, authorised or otherwise), and the Media, whether in their original form or as modified by the Customer.

12. Modifications

12.1. The Customer shall not modify the whole or any part of the Software or combine or incorporate the whole or any part of the Software in any other program or system without the prior consent in writing of simPRO.

12.2. If the Software is modified in accordance with the preceding clause 12.1, the modifications shall, unless simPRO directs otherwise, be made in accordance with a written proposal submitted by the Customer to simPRO.

12.3. The Customer shall fully indemnify and hold harmless simPRO against any liability incurred if the said modifications infringe the intellectual property rights of a third person.

12.4. The Software as modified remains the property of simPRO

12.5. The Agreement shall continue to apply to the Software as modified.

12.6. This clause is subject to any right of modification arising pursuant to sections 50A, 50B and 50BA of the CDPA (but not section 50C of the CDPA which rights are hereby excluded).

13. Reverse Engineering

13.1 The Customer shall not disassemble, decompile, reverse engineer or create derivative works based on the whole, or any part, of the Software nor attempt to do any such things except to the extent that (by virtue of section 296A of the CDPA) such actions cannot be prohibited because they are essential for the purpose of achieving inter-operability of the Software with another software program, and provided that the information obtained by the Customer during such activities:

13.1.1. Is used only for the purpose of achieving inter-operability of the Software with another software program; and

13.1.2. Is not unnecessarily disclosed or communicated to any third party without the simPRO's prior written consent; and

13 1.3. Is not used to create any software which is substantially similar to the Software.

14. Security

14.1 The Customer shall be responsible for protecting the Software at all times from unauthorised access, use or damage

14 1. The Customer shall be responsible for protecting the Software at all times from unauthorised access, use or damage.

15. Risk

15.1. Risk of loss or damage to the Software, and the Media shall pass to the Customer upon delivery of the Software.

16. Escrow of Source Code

16.1. If requested by the Customer, simPRO shall deliver a copy of the Software in the source code into the custody of a mutually acceptable third party.

16 2 In the event that the source code is to be held in escrow pursuant to clause 16.1, the parties will enter into the current escrow agreement used by simPRO. The parties agree that the escrow agreement will be executed by both parties prior to the Commencement Date, pursuant to which agreement the nominated escrow agent is authorised to release the source code to the Customer on the occurrence of specified contingencies as mutually agreed.

16.3. The Customer agrees that simPRO will be entitled to charge a management fee in the event that the escrow agreement provides that a management fee is to be payable to simPRO.

16.4. All costs associated with the appointment, management and the services will be paid by the Customer.

17. Warranties

17.1 simPRO warrants that the Software will perform substantially in accordance with the Proposal for a period of 12 Months after the Delivery Date

17 2 If, within 12 Months after the Delivery Date, the Customer notifies simPRO in writing of:

17.2.1. The fact that the Software is not performing substantially in accordance with the Proposal; and

17.2.2. The alleged defects or errors, with sufficient particularity to enable simPRO to remedy the defects or errors, simPRO shall at its own expense, commence to examine the Software within three working days and, as soon as practicable thereafter, rectify the defect or replace the Software

17 3 The warranty contained in clause 17.1:

17.3.1. Is subject to the Customer having fully complied with its obligations under the Agreement;

17.3.2. Is not a warranty that the results obtained from the Software will be in accordance with the Customer's expectations or that the Software can be rendered error free; and

17.3.3 Does not operate where the substantial non-performance arises in any respect from the installation of the Software, the nature or operation of the equipment on which the Software is used or the use of any materials or Software not provided by simPRO.

17.4. simPRO does not warrant that the Software will meet the Customer's requirements or that the Software will be error free.

18. Indemnity and Liability

18.1 Subject to clause 18.2, simPRO shall indemnify and hold harmless the Customer against any claim made against the Customer by a third party alleging that the Software infringes the copyright of that third party.

18.2. simPRO shall not be liable to the Customer under clause 18.1 if:

18.2.1. The Customer does not notify simPRO of the other person's claim or of infringement of copyright within seven days after becoming aware of the claim;

18.2 2. simPRO's ability to defend the claim has been prejudiced by the Customer's noncompliance with any of its obligations under the Agreement;

18.2.3. The Customer does not give simPRO reasonable assistance in defending the claim;

18.2.4. The claim has arisen because of the use of the Software in combination with equipment, materials or computer programs not supplied or approved by simPRO; or

18.2.5. The Customer does not permit simPRO to have control of the defence of the claim and all related settlement negotiations.

18.3. Subject to clause 18.5, except as expressly set out in this clause and to the maximum extent permitted by law, all representations, conditions and warranties (whether express or implied, statutory or otherwise) and including warranties as to the merchantable quality or fitness for any particular purpose of the Software and support and software updates are expressly excluded.

18.4. Except as expressly stated in clause 18.5:

18.4.1. simPRO shall not in any circumstances have any liability for any losses or damages which may be suffered by the Customer (or any person claiming under or through the Customer), whether the same are suffered directly or indirectly or are immediate or consequential, and whether the same arise in contract, tort (including negligence) or otherwise howsoever, which fall within any of the following categories:

(a) special damage even if simPRO was aware of the circumstances in which such special damage could arise;

(b) loss of profits;

(c) loss of anticipated savings;

(d) loss of business opportunity;

(e) loss of goodwill;

(f) loss or corruption of data, provided that this clause 18.4 1 shall not prevent claims for loss of or damage to the Customer's tangible property that fall within the terms of clause 18 4.2 or any other claims for direct financial loss that are not excluded by any of categories (a) to (f) inclusive of this clause 18.4.1;

18.4.2. the total liability of the Supplier, whether in contract, tort (including negligence) or otherwise and whether in connection with this licence or any collateral contract, shall in no circumstances exceed a sum equal to the Licence Fee in the twelve month period ending on the date on which the liability arose ; and

18.4.3. the Customer agrees that, in entering into this Agreement, either it did not rely on any representations (whether written or oral) of any kind or of any person other than those expressly set out in this licence or (if it did rely on any representations, whether written or oral, not expressly set out in this licence) that it shall have no remedy in respect of such representations and (in either case) simPRO shall have no liability in any circumstances otherwise than in accordance with the express terms of this Agreement.

18.5. The exclusions in clause 18.3 and clause 18.4 shall apply to the fullest extent permissible at law, but simPRO does not exclude liability for:

18.5.1. Death or personal injury caused by the negligence of simPRO, its officers, employees, contractors or agents;

18.5.2. Fraud or fraudulent misrepresentation;

18.5.3. Breach of the obligations implied by section 12 of the Sale of Goods Act 1979 or section 2 of the Supply of Goods and Services Act 1982; or

18.5.3 Any other liability which may not be excluded by law.

19. Customer Information

19.1. The Customer acknowledges that simPRO, its Dealers, agents and any third party providing the Software or support and software updates to the Customer on behalf of simPRO (collectively called its "Agents") may generate, and/or require use of existing information or data about the Customer, its contractors or employees ("Customer Information").

19.2. The Customer grants simPRO and its Agents the right to use, copy, modify, store and disclose the Customer Information to the extent necessary so that they can supply the Software and/or support and software updates, and any enhancements or modifications to same, to the Customer ("Licence").

19.3. The Customer will, to the extent that the Customer Information contains personal information and/or sensitive personal information (as defined in the Data Protection Act 1998) about an individual (including an employee or contractor of the Customer), procure from that individual all necessary consents required by law and provide that individual with all necessary fair processing information and do all other things necessary to enable that information to be used by simPRO and its Agents in accordance with the Licence and the Data Protection Act 1998 and its related and subordinate legislation

19.4. The Customer indemnifies simPRO and its Agents (and will continue to indemnify simPRO and its Agents notwithstanding termination or expiration of a contract for the supply of the Software and/or the support and software updates) for all loss (including losses, liabilities, penalties, damages, costs, charges and expenses) which simPRO and/or its Agents may suffer or incur (whether in relation to the Data Protection Act 1998 or otherwise) by reason of the Customer's failure to comply with the preceding clause 19.3

19.5 Except in relation to an infringement of confidentiality or intellectual property rights, the liability of simPRO in damages (including special, indirect or consequential damages, which damages will be deemed to include loss or revenue, loss or profit and opportunity loss) in respect of any act or omission of simPRO in connection with its obligations under the Agreement will not exceed the amount of the Licence Fee for the year in which the damages are suffered, even if simPRO has been advised by the Customer as to the possibility of such losses being incurred.

20. Support and Software Updates

20.1. If so stated in the Proposal during the Service Period simPRO agrees to provide software and support updates to the Customer on the terms and conditions contained in the Agreement.

21. Support and Software Fee

21.1. In consideration of simPRO's agreement to provide support and software updates, the Customer shall pay simPRO the Service Fee in the manner and at the times set forth in the Proposal ("Service Fee").

21.2. The Service Fee for the Service Period shall be the amount stipulated in the Proposal. In the event that the parties continue the support and software updates following expiration of the Service Period, simPRO will provide the customer with a further written Proposal setting out the costs of the support and software updates to be provided and the new Service Period

21.3. In the event that the Service Period has expired and simPRO does not provide the Customer with a new Proposal and the Customer continues to use the support and software updates provided pursuant to the current Proposal, the parties acknowledge and agree that the Service Period will be further extended on a month-to-month basis on the same terms and conditions and for the same Service Fee as provided for in the original Proposal

21.4. The Service Fee shall be paid in advance, the first payment to be made on or before the first day of the Service Period. In any event, the Service Fee shall be payable within 14 days after the Customer receives an invoice for he Service Fee from simPRO.

21.5. Any Additional Charge payable pursuant to this Agreement is in addition to the Service Fee

21.6. An Additional Charge will be payable if the Customer requests simPRO to provide support or software updates which are not specified or which are found to be unnecessary, or if simPRO is requested to provide information or documentation other than that provided from the Software.

21.7. The Service Fee is exclusive of all taxes, duties and surcharges payable in respect of the support and software updates and in respect of the Agreement

22. Support Provided

22.1. During the Service Period simPRO shall use all reasonable endeavours to maintain the Software in substantial conformity with the descriptions contained in the Proposal and provide the following services in this clause.

22.2. If during the Service Period the Customer discovers that the Software fails to substantially conform to the descriptions contained in the Proposal, it shall immediately notify simPRO of the fact, unless nonconformity is discovered after 5.00 pm on a business day. In that case, the Customer shall notify simPRO by 10.00 am on the following business day. If the nonconformity is discovered between 5.00 pm on the last business day of any week and 9.00 am on the first business day of the following week, the Customer shall notify simPRO of the nonconformity by 10.00 am on the first business day following that period.

22.3. Immediately after notifying simPRO in accordance with clause 22.2, the Customer shall, insofar as it is able to do so, provide simPRO with a documented example of the defect or error which constitutes the nonconformity. It shall also submit to simPRO, if requested, a listing of output and any other data which simPRO reasonably requires in order to reproduce operating conditions similar to those present when the nonconformity was discovered.

22.4 In the event that the Customer notifies simPRO in accordance with clause 22.2 and 22.3 simPRO will provide to the Customer first level Help Desk support in relation to user problems and functionality questions via the Customer Support Centre. In the event that the nonconformity of the Software is not corrected within the next 4 normal business hours, simPRO will integrate second level support within 5 normal business hours of notification of the nonconformity and resolve the same as soon as reasonably practical depending on the nature of the nonconformity.

22.5. The parties acknowledge that the Services to be provided in respect of the Software include training of the Customer's personnel in the use of the Software, and that simPRO may monitor the proficiency of the Customer's personnel and if necessary, arrange additional training at a location and time nominated by simPRO at the Customer's expense.

22.6. If so stated in the Proposal, the Services include the provision of Updates and New Releases which will be transported via the internet connection provided by the Customer

22.7 In the event that the Customer does not elect to take any software updates or services, then the Customer acknowledges and agrees that it will be required to pay for any further software updates or any maintenance or services that the customer requires on a time basis as invoiced from time to time from simPRO.

22.8 In the event that the Proposal also contains any hardware or hosting, the Customer acknowledges that simPRO gives no warranty as to the merchantable quality or the fitness for purpose of the Hardware and that the Customer acquires the Hardware after having made its own enquiries as to the suitability of the Hardware and exercising its independent judgement and has not relied on any representation made by simPRO or the skill and judgement of simPRO or any person on its behalf which is not stated expressly in the Proposal or the Agreement.

22.9. In the event of any failure or defect in the Hardware simPRO's responsibility in respect thereto is limited to any warranty given by the manufacturer thereof.

22.10. The Customer will pay to simPRO the Price for the Hardware at the time and in the manner set forth in the Proposal.

22.11. If so stated in the Proposal simPRO will provide the Hosting during the Term.

22.12 The Customer will pay the Hosting Fee to simPRO at the time and in the manner set forth in the Proposal.

23. Third Party Services

23.1. The Customer acknowledges that they may require and use third party services during the course of this Agreement. The Customer acknowledges that simPRO provides no warranty in relation to any of the third party services and that the Customer acknowledges and agrees to be bound by any terms and conditions provided by the third party in relation to any third party products or services used pursuant to the Proposal.

24. Exclusions

24.1. Services to be provided by simPRO under clause 20 do not include the following:

24.1.1 Rectification of defects or errors resulting from any modification of the Software made by any person other than simPRO;

24.1.2 Rectification of defects or errors resulting from use of the Software in combination with equipment other than the designated computer equipment;

24.1.3. Rectification of operating errors;

24.1.4. Rectification of a fault in the designated computer equipment;

24.1.5 Any modification of the Software which represents a departure from the descriptions contained in the Proposal; and

24.1.6 Rectification of errors or defects which are the subject of a warranty under another agreement

25. Customer's Obligations

25.1 The Customer shall ensure that the Software and the designated computer equipment are used in a proper manner by competent and trained employees only or by persons under their supervision.

25.2. The Customer shall cooperate fully with simPRO's personnel in the diagnosis of any alleged nonconformity of the Software.

25.3. The Customer shall make available to simPRO free of charge all information, facilities and services reasonably required to enable simPRO to perform the Services effectively.

25.4. The Customer shall provide such telecommunication facilities as are reasonably required by simPRO for testing and diagnostic purposes at the Customer's sole expense.

25.5. The Customer will not and will ensure its officers, employees and agents will not, use any systems, information or anything else provided within the Proposal for any illegal, unlawful or offensive act and will ensure that they will be used in accordance with all applicable laws, regulations standards and industry codes of conduct.

25.6. The Customer must not use any equipment in connection with the Proposal that has not first been approved in writing by simPRO and must comply with all reasonable directions of simPRO from time to time regarding the use of anything provided pursuant to the Proposal and they indemnify against any loss or damage that occurs as a result of breach.

26. Termination

26.1. For the purpose of this agreement, the following are terminating events:

26.1.1. The breach or threatened breach by either party of any of its material obligations under this agreement;

26.1.2. The appointment of any type of insolvency administrator in respect of the property or affairs of either party;

26.1.3. The entry or proposed entry by either party into any scheme, composition or arrangement with any of its creditors;

26.1.4. The permanent discontinuance of use of the Software or any part of the Software by the Customer;

26.1.5. The merger with or the takeover of the Customer by another person;

26.1.6. Any event described in this agreement as a terminating event.

26.2. The Agreement may be terminated immediately on the happening of a terminating event at the option of the affected party.

26.3 If the terminating event is one specified in clause 26.1, the affected party shall give to the other party notice of the happening of that event and require the breach to be remedied or a written undertaking to be given that the breach will not occur, as the case may be. If the breach is not remedied or the undertaking not given (as the case may be) within 14 days the affected party may agree to waive its rights under this clause if satisfied that the happening of the terminating event has not in any way prejudiced its position under Agreement.

26.4. Neither party shall be liable for the consequences of an occurrence of any event beyond its reasonable control.

26.5. If a terminating event specified in clause 26.1 occurs, and the subject of that terminating event is the Customer, the Customer shall immediately on termination return to simPRO the Software and all copies of the Software, all revisions, enhancements and upgrades of the Software the Media and simPRO's Confidential Information. Alternatively, if simPRO requests, the Customer shall destroy such Software, copies, revisions, enhancements and upgrades by erasing them from the Media and shall certify in writing to simPRO that they have been destroyed.

26.6. Any termination of the Agreement shall not affect any accrued rights or liabilities of either party, nor shall it affect any provision of the Agreement which is expressly or by implication intended to continue in force after such termination.

26.7. Any termination of the Agreement shall not entitle the Customer to a refund of the Licence Fee paid to simPRO.

26.8. In the event that the Agreement is terminated because of circumstances outside the reasonable control of the party, simPRO shall return to the Customer any advance payments received by it for Services which, as a result of the termination, will not be provided

27. Implied Terms

27.1. Subject to clause 27.2 , any condition or warranty which would otherwise be implied in the Agreement is hereby excluded

27.2. Where legislation implies in the Agreement any condition or warranty, and that legislation avoids or prohibits provisions in a contract excluding or modifying application of or exercise or liability under such condition or warranty, the condition or warranty will be deemed to be included in the Agreement. However, subject to clause 18.5, the liability of simPRO for any breach of such condition or warranty will be limited, at the option of simPRO, to one or more of the following:

27 2 1. If the breach relates to goods:

27 2.1.1. The replacement of the goods or the supply of equivalent goods;

27 2.1.2. The repair of such goods;

27.2.1.3 The payment of the cost of replacing the goods or of acquiring equivalent goods; or

27.2.1.4. The payment of the cost of having the goods repaired; and

27.2 2. If the breach relates to services:

27.2.2.1. The supplying of the services again; or

27.2.2.2. The payment of the cost of having the services supplied again.

28. Confidentiality

28.1 A party will not, without the prior written approval of the other party, disclose the other party's Confidential Information. Each party will:

28 1 1 Keep the other party's Confidential Information secure from unauthorised access damage or destruction;

28.1 2 Not produce the Confidential Information in whole or in part;

28 1.3 Not use, or attempt to use, any Confidential Information, in any manner other than contemplated by this Agreement;

28.1 4. Ensure that any personnel of the Customer who reasonably require access to the Confidential Information comply with the terms of this clause 28.

28.2. A party will not be in breach of clause 28.1 in circumstances where it is legally compelled to disclose the other party's Confidential Information.

28.3. Each party will take all reasonable steps to ensure that its employees and agents, and any subcontractors engaged for the purposes of the Agreement, do not make public or disclose the other party's Confidential Information

28 4 Notwithstanding any other provision of this clause, a party may disclose the terms of the Agreement (other than Confidential Information of a technical nature) to its related companies, solicitors, auditors, insurers and accountants.

28.5. This clause will survive the termination of the Agreement.

29. Entire Agreement

29.1. The Agreement supersedes all prior agreements, arrangements and undertakings between the parties and constitutes the entire agreement between the parties relating to the Software. No addition to or modification of any provision of the Agreement shall be binding upon the parties unless made by written instrument signed by a duly authorised representative of both parties.

30. Notices

30.1. All notices which are required to be given under the Agreement shall be in writing and shall be sent to the address of the recipient set out in the Proposal or such other address as the recipient may designate by notice given in accordance with this clause. Any notice may be delivered by hand or by prepaid letter or telex. Any such notice shall be deemed to have been served when delivered (if delivered by hand) or 48 hours after posting (except by prepaid letter) or when despatched (if delivery by telex) or on transmission by the sender (if sent by facsimile).

31. Assignment

31.1. The benefit of the Agreement shall not be dealt with in any way by the Customer (whether by assignment, sub-licensing or otherwise) without simPRO's prior written consent (such consent not to be unreasonably withheld). simPRO may assign or novate its rights and obligations under the Agreement at any time by notice in writing to the Customer.

32. Law

32.1. The Agreement shall be governed by and construed in accordance with the laws for the time being in force in England and the parties agree to submit to the jurisdiction of the courts and tribunals of that Country.

33. Waiver

33.1. No forbearance, delay or indulgence by a party in enforcing the provisions of the Agreement shall prejudice or restrict the rights of that party, nor shall any waiver of those rights operate as a waiver of any subsequent breach.

34. Variation

34.1 No variation of the Agreement will be effective unless in writing and signed by both parties.

35. Severability

35.1. Should any part of the Agreement be or become invalid, that part shall be severed from the Agreement. Such invalidity shall not affect the validity of the remaining provisions of the Agreement.

36. Dispute Resolution

36.1. If a dispute arises, the parties must, prior to the initiation of any legal proceedings, use their best efforts in good faith to reach a reasonable and equitable resolution of the dispute.

36.2. If a dispute arises, either party may refer the dispute to the other party's Representatives by written notice given under this clause 36 and giving full particulars of the nature and extent of the dispute.

36.3. If the dispute is not resolved within 10 days of a referral in accordance with clause 36.2 either party may advise the other party by written notice that it would like the dispute referred to a Panel for resolution. Each party must nominate a senior representative for the Panel within 3 Business Days of the notice in accordance with this clause 36.3.

36.4. If the dispute is not resolved by the Panel within 20 days of the notice in accordance with clause 36.3, either party may commence legal proceedings.

36.5. The Panel will determine its own procedures for the resolution of a dispute. Unless otherwise agreed by the parties, all discussions involving the Panel will be conducted on a without prejudice basis.

36.6. Decisions of the Panel may only be made by unanimous agreement of the members of the Panel.

36.7. Any decision of the Panel which is recorded in writing and signed by each member of the Panel is binding on the parties.

36.8. Neither party may commence legal proceedings unless the parties have undertaken the processes set out in clause 36.1 to 36.4 and those processes have failed to resolve the dispute or one of the parties has attempted to follow these processes and the other party has failed to participate.

36.9. Nothing in this clause 36 prevents a party seeking urgent injunctive relief or similar interim orders from a court.

36.10. Despite the existence of a dispute, the parties must continue to perform their respective obligations under this Agreement.

simPRO SOFTWARE

Terms and Conditions

These U.S. Terms and Conditions of Sale and Service apply to your purchase of products and/or support sold in the United States by simPRO, including its affiliates or subsidiaries. By accepting delivery of the Product, you accept and are bound to the terms and conditions of this Agreement. If you do not wish to be bound by this Agreement, you must notify simPRO and return your purchase pursuant to simPRO's return policy.

Other Documents. This Agreement may NOT be altered, supplemented, or amended by the use of any other document(s) unless otherwise agreed to in a written agreement signed by both you and simPRO.

THIS DOCUMENT CONTAINS A BINDING ARBITRATION CLAUSE.

General Conditions

These Terms and Conditions ("the Agreement") are to be read in conjunction with the simPRO Software Pty Ltd ("simPRO") proposal for the supply of software, systems, services, support, updates and maintenance ("the Proposal") delivered herewith. On acceptance of the Proposal by the Customer, the Customer will become contractually bound by these Terms and Conditions in respect of the Proposal.

1. Interpretation

"Acceptance Date" means the date upon which the Proposal is accepted by the client by execution of the Proposal Acceptance attached to the Proposal;

"Additional Charge" means a charge in accordance with the rate referred to in the Proposal;

"Commencement Date" means the date so specified in the Proposal;

"Confidential Information" means information that is by its nature confidential relating to the Software but does not include

1.1 Information already known to the receiving party at the time of disclosure by the other party; or

1.2. Information in the public domain other than as a result of disclosure by a party in breach of its obligations of confidentiality under this agreement;

and which exists or comes to exist anywhere in the world in a deliverable form comprised within this agreement;

"Customer" means the addressee of the Proposal;

"Delivery Date" means the date so specified in the Proposal:

"Deposit" means the deposit so specified in the Proposal;

"Designated Computer Equipment" means the equipment on which the Software is to be installed as specified in the Proposal;

"Hardware" means all hardware supplied by simPRO to the Customer as set forth in the Proposal.

"Hosting" means the provision of a hosted server within simPRO's data center

"Hosting Fee" means the fee for providing the Hosting as specified in the Proposal

"Intellectual Property Rights" means all present and future rights conferred by statute, common law or equity in or in relation to any copyright, trademarks, designs, patents, circuit layouts, business and domain names, inventions, and other results of intellectual activity in the industrial, commercial, scientific, literary or artistic fields; relating to the Software;

"Initial Service Term" means the initial service period specified in the Proposal;

"License" means the license of Software granted pursuant to the Agreement;

"License Fee" means the amount so specified in the Proposal;

"Media" means the media on which the Software is recorded or printed;

"Moral Right" means

1.6. A right of attribution of authorship; or

1.7. A right not to have authorship falsely attributed; or

1.8. A right of integrity of authorship; or

1.9. A right of a similar nature: which is conferred by statute,

"New Releases" means Software which has been provided primarily to implement an extension, alteration, improvement or additional functionality to the Software;

"Pre-setup Course" means the training course so specified in Proposal;

"Price" means the price for the Hardware as specified in the Proposal.

"Service Fee" means the charge for Services specified in the Proposal;

"Service Period" means the period outlined in the Proposal which will begin on the Commencement Date and continue until expiry pursuant to the Proposal.

"Services" means the maintenance services to be provided by simPRO specified in the Proposal

"Software" means the computer program and related documentation as specified in the Proposal;

"Term" means the term of the Agreement in clause 3.

"Territory" means the United States;

"Trial Period" means the trial period so specified in the Proposal,

"Update" means Software which has been produced primarily to overcome defects in the licensed Software.

Words importing the singular include the plural and vice versa and words importing one gender shall include all other genders Headings are for ease of reference only and shall not affect the interpretation of this agreement.

2. License

2.1 simPRO grants to the Customer a license to use the Software for the Term in the Territory.

3. Commencement and Term

3.1. The License commences on the Commencement Date and subject to the terms of the Agreement, shall continue for a period of 12 months provided the Term may be extended by mutual agreement from year to year subject to the terms hereof.

4. License Fee

4.1. In consideration of the License, the Customer shall pay the License Fee to simPRO in the manner and at the times set forth in the Proposal. The License Fee for the first year of the Term shall be the amount stipulated in the Proposal, for all subsequent years the License Fee shall be such sum as stipulated by simPRO provided that in no year shall the License fee be increased by an amount exceeding the increase in the Consumer Price Index, CPI-U, USBLS during the previous year or 10 percent of the License Fee for the previous year whichever is the greater.

4.2. The License Fee is exclusive of all taxes, duties and surcharges payable in respect of the Software and in respect of the Agreement.

4.3. If payment of the License Fee or any other amount payable in connection with the Agreement is not made within 14 days of the due date, interest will be payable by the Customer at the rate of 12 per cent per annum on the overdue amount, subject to state restrictions and, if any payment is owing after 30 days from the due date, simPRO shall be entitled to suspend its remaining obligations under the Agreement and to repossess the Software.

4.4. If the Customer disputes the whole or any part of the amount claimed in an invoice submitted by simPRO pursuant to the Agreement, the Customer will pay the undisputed portion on the due date. The dispute regarding the remainder may be referred to the dispute resolution procedure prescribed by the Agreement. If it is subsequently resolved that a further amount is payable, the Customer will pay that amount together with interest at the rate of 12 per cent per annum, subject to states restrictions, from the date the payment was due to the date of payment.

4.5. Words defined in the Internal Revenue Code have the same meaning in this clause, unless the context makes it clear that a different meaning is intended.

4.6. In addition to paying the License Fee and any other amount payable in connection with the Agreement (which is exclusive of sales tax), the Customer will:

4.6.1. pay to simPRO an amount equal to any state sales tax payable from any supply by simPRO in respect of which the License Fee or any other amount is payable under this agreement; and

4.6.2. make such payment either on the date when the License Fee is due or within 7 days after the Customer is issued with a tax invoice, whichever is the later.

4.7. simPRO must, within 28 days of request from the Customer, issue a tax invoice (or an adjustment note) to the Customer for any supply under or in connection with the Agreement.

4.8. simPRO will promptly create an adjustment note for (and apply to the State Department of Taxation for) a refund, and refund to the Customer, any overpayment by the Customer for state sales tax but simPRO need not refund to the Customer any amount for state sales tax paid to the Commissioner of Taxation unless simPRO has received a refund or credit for that amount.

5. Conditions of License

5.1. simPRO warrants that it has the authority to grant the License.

5.2. The License shall be non-transferable and non-exclusive to the Customer

5.3. Use of the Software is limited to the Designated Computer Equipment, unless the consent of simPRO is obtained to use the Software on alternative equipment. Such consent shall not be unreasonably withheld.

5.4. Subject to clause 20 simPRO is not required to provide updates or new releases pursuant to the Agreement.

6. Acknowledgment

6.1. The Customer acknowledges that it has exercised its independent judgment in entering into the Agreement and has not relied on any representation made by simPRO or any person on its behalf which is not stated expressly in the Proposal or the Agreement.

7. Delivery

7.1 simPRO shall deliver the Software to the Customer on or before the delivery date or on such other date as is mutually agreed between the parties.

8. Acceptance

8.1. Upon installation of the Software, the Customer shall be responsible for ensuring that the Software is used in accordance with the Proposal.

8.2. If, during a period of 10 business days following the Commencement Date, the Software fails to perform substantially in accordance with the Proposal, it will be deemed not to be accepted

8.3. If the Software is deemed not to be accepted pursuant to clause 8.2, simPRO shall be given the opportunity to rectify the defect or replace the Software within a further period of 14 days.

8.4. If the Software fails to perform substantially in accordance with the Proposal during the 14 day period referred to in clause

8.3, the Customer may, at its option, grant a further period during which satisfactory performance is to be achieved or alternatively terminate the Agreement.

8.5. The Software will be deemed accepted if it does not fail to substantially perform in accordance with the Proposal during any of the periods referred to in the preceding subclauses.

9. Trial Period and Deposit

9.1. If a Trial Period is provided for in the Proposal, the Trial Period means a period following acceptance of the Proposal for the Software and services provided pursuant to the Proposal.

9.2. The Customer acknowledges and agrees that during the Trial Period, simPRO will not invoice the Customer any Service Fee, however will still charge the full price for Hardware which will be non-refundable in the event that the Customer does not terminate the Proposal during the Trial Period.

9.3 The Customer acknowledges and agrees that it has been provided with a Trial Period in order to allow the Customer to determine to its own satisfaction that the items provided pursuant to the Proposal in clause 9 is satisfactory to the customer.

9.4 If a Deposit is provided for in the Proposal the Deposit may be retained by simPRO:

9.4.1 On or after the Commencement Date; or

9.4.2 Before the Commencement Date if the Customer fails or refuses to attend the Pre-setup Course.

10. Ownership

10.1. simPRO retains ownership of the Software whether in its original form or as modified during the term of the License.

10.2. All Intellectual Property Rights in the Software are retained by simPRO

10.3. Nothing in this agreement affects the ownership of moral rights in the Software.

11. Copies

11.1. Subject to the following subclauses of this clause, and without seeking to exclude or limit the application of the Fair Use doctrine of the Federal Copyright Act of 1976, the Customer shall not copy the Software, in whole or in part.

simPRO SOFTWARE

Terms and Conditions

11.2. The Customer may make such number of copies of the Software as is necessary to serve its internal needs for the system's backup and security. All copies of the Software and the Media in which the copies are contained shall be and remain the property of simPRO.

11.3. The Customer shall mark all copies of the Software and the Media in which the copies are contained with a notice of:

11.3.1. simPRO's ownership of the Software and the Media;

11.3.2. The confidentiality of the Software; and

11.3.3. Such other information as simPRO requires.

11.4. The Customer shall maintain records of all copies of the Software made by it and the place at which those copies are situated. Such records shall be furnished to simPRO upon reasonable notice

11.5 The Customer shall notify simPRO immediately on becoming aware of any unauthorised use or copying of the whole or any part of the Software.

11.6. Immediately upon termination of the Agreement, the Customer shall deliver up to simPRO the Software (including all copies, authorised or otherwise), and the Media, whether in their original form or as modified by the Customer.

12. Modifications

12.1 The Customer shall not modify the whole or any part of the Software or combine or incorporate the whole or any part of the Software in any other program or system without the prior consent in writing of simPRO.

12.2. If the Software is modified in accordance with the preceding clause, the modifications shall, unless simPRO directs otherwise, be made in accordance with a written proposal submitted by the Customer to simPRO.

12.3 The Customer shall fully indemnify and hold harmless simPRO against any liability incurred if the said modifications infringe the intellectual property rights of a third person.

12.4. The Software as modified remains the property of simPRO.

12.5. The Agreement shall continue to apply to the Software as modified.

12.6. This clause is subject to any right of modification arising pursuant the Federal Copyright Act of 1976).

13. Reverse Engineering

13.1. Except as expressly permitted by the Federal Copyright Act of 1976, the Customer shall not reverse assemble or reverse compile the Software or any part of the Software.

14. Security

14.1 The Customer shall be responsible for protecting the Software at all times from unauthorized access, use or damage

15. Risk

15.1. Risk of loss or damage to the Software, and the Media shall pass to the Customer upon delivery of the Software

16. Escrow of Source Code

16.1. If requested by the Customer, simPRO shall deliver a copy of the Software in the source code into the custody of a mutually acceptable third party

16.2 In the event that the source code is to be held in escrow pursuant to clause 16.1, the parties will enter into the current escrow agreement used by simPRO. The parties agree that the escrow agreement will be executed by both parties prior to the Commencement Date, pursuant to which agreement the nominated escrow agent is authorized to release the source code to the Customer on the occurrence of specified contingencies as mutually agreed.

16.3. The Customer agrees that simPRO will be entitled to charge a management fee in the event that the escrow agreement provides that a management fee is to be payable to simPRO.

16.4. All costs associated with the appointment, management and the services will be paid by the Customer.

17. Warranties

17.1. simPRO warrants that the Software will perform substantially in accordance with the Proposal for a period of 12 Months after the Delivery Date.

17.2. If, within 12 Months after the Delivery Date, the Customer notifies simPRO in writing of:

17.2.1. The fact that the Software is not performing substantially in accordance with the Proposal; and

17.2.2. The alleged defects or errors, with sufficient particularity to enable simPRO to remedy the defects or errors, simPRO shall at its own expense, commence to examine the Software within three working days and, as soon as practicable thereafter, rectify the defect or replace the Software.

17.3. The warranty contained in clause 17.1:

17.3.1. Is subject to the Customer having fully complied with its obligations under the Agreement;

17.3.2. Is not a warranty that the results obtained from the Software will be in accordance with the Customer's expectations or that the Software can be rendered error free; and

17.3.3. Does not operate where the substantial non-performance arises in any respect from the installation of the Software, the nature or operation of the equipment on which the Software is used or the use of any materials or Software not provided by simPRO.

17.4. simPRO does not warrant that the Software will meet the Customer's requirements or that the Software will be error free.

18. Indemnity and Liability

18.1. Subject to clause 18.2, simPRO shall indemnify and hold harmless the Customer against any claim made against the Customer by a third party alleging that the Software infringes the copyright of that third party.

18.2. simPRO shall not be liable to the Customer under clause 18.1 if:

18.2.1. The Customer does not notify simPRO of the other person's claim or of infringement of copyright within seven days after becoming aware of the claim.

18.2.2. simPRO's ability to defend the claim has been prejudiced by the Customer's noncompliance with any of its obligations under the Agreement;

18.2.3. The Customer does not give simPRO reasonable assistance in defending the claim;

18.2.4. The claim has arisen because of the use of the Software in combination with equipment, materials or computer programs not supplied or approved by simPRO; or

18.2.5. The Customer does not permit simPRO to have control of the defense of the claim and all related settlement negotiations.

18.3. Except as expressly set out in this clause and to the maximum extent permitted by law, all representations, conditions and warranties (whether express or implied, statutory or otherwise and including warranties as to the merchantable quality or fitness for any particular purpose of the Software and support and software updates are expressly excluded.

18.4. simPRO will not be liable whether in contract, tort (including negligence) or otherwise for any indirect loss or damage (including any consequential loss, special damages, putative damages or loss of profits) suffered or incurred by the Customer arising out of or in connection with this Agreement, including lost or corrupted data or software, even if advised of the possibility of such damages, or for any claim by any third party.

18.5. The Customer indemnifies simPRO and its Agents (and will continue to indemnify simPRO and its Agents notwithstanding termination or expiration of a contract for the supply of the Software and/or the support and software updates) for all loss (including losses, liabilities, penalties, damages, costs, charges and expenses) which simPRO and/or its Agents may suffer or incur (whether in relation to the Federal Copyright Act of 1976 or otherwise) by reason of the Customer's failure to comply with clause 19.3.

18.6. Except in relation to an infringement of confidentiality or intellectual property rights, the liability of simPRO in damages (including special, indirect or consequential damages, which damages will be deemed to include loss or revenue, loss or profit and opportunity loss) in damages under the Agreement or in respect of any act or omission of simPRO in connection with its obligations under the Agreement will not exceed the amount of the License Fee for the license year in which the damages are suffered, even if simPRO has been advised by the Customer as to the possibility of such losses being incurred.

19. Customer Information

19.1. The Customer acknowledges that simPRO, its Dealers, agents and any third party providing the Software or support and software updates to the Customer on behalf of simPRO (collectively called its "Agents") may generate, and/or require use of existing information or data about the Customer, its contractors or employees ("Customer Information").

19.2. The Customer grants simPRO and its Agents the right to use, copy, modify, store and disclose the Customer Information to the extent necessary so that they can supply the Software and/or support and software updates, and any enhancements or modifications to same, to the Customer ("License").

19.3. The Customer will, to the extent that the Customer Information contains personal information and/or sensitive personal information about an individual (including an employee or contractor of the Customer), procure from that individual all necessary consents required by law to enable that information to be used by simPRO and its Agents in accordance with the License.

20. Support and Software Updates

20.1. If so stated in the Proposal during the Service Period simPRO agrees to provide software and support updates to the Customer on the terms and conditions contained in the Agreement.

21. Support and Software Fee

21.1. In consideration of simPRO's agreement to provide support and software updates, the Customer shall pay simPRO the Service Fee in the manner and at the times set forth in the Proposal ("Service Fee")

21.2. The Service Fee for the Service Period shall be the amount stipulated in the Proposal. In the event that the parties continue the support and software updates following expiration of the Service Period, simPRO will provide the customer with a further written Proposal setting out the costs of the support and software updates to be provided and the new Service Period

21.3. In the event that the Service Period has expired and simPRO does not provide the Customer with a new Proposal and the Customer continues to use the support and software updates provided pursuant to the current Proposal, the parties acknowledge and agree that the Service Period will be further extended on a month-to-month basis on the same terms and conditions and for the same Service Fee as provided for in the original Proposal.

21.4. The Service Fee shall be paid in advance, the first payment to be made on or before the first day of the Service Period. In any event, the Service Fee shall be payable within 14 days after the Customer receives an invoice for the Service Fee from simPRO.

21.5. Any Additional Charge payable pursuant to this Agreement is in addition to the Service Fee.

21.6. An Additional Charge will be payable if the Customer requests simPRO to provide support or software updates which are not specified or which are found to be unnecessary, or if simPRO is requested to provide information or documentation other than that provided from the Software.

21.7. The Service Fee is exclusive of all taxes, duties and surcharges payable in respect of the support and software updates and in respect of the Agreement.

22. Support Provided

22.1. During the Service Period simPRO shall use all reasonable endeavors to maintain the Software in substantial conformity with the descriptions contained in the Proposal and provide the following services in this clause.

22.2. If during the Service Period the Customer discovers that the Software fails to substantially conform to the descriptions contained in the Proposal, it shall immediately notify simPRO of the fact, unless nonconformity is discovered after 5.00 pm on a business day. In that case, the Customer shall notify simPRO by 10.00 am on the following business day. If the nonconformity is discovered between 5.00 pm on the last business day of any week and 9.00 am on the first business day of the following week, the Customer shall notify simPRO of the nonconformity by 10.00 am on the first business day following that period.

22.3. Immediately after notifying simPRO in accordance with clause, the Customer shall, insofar as it is able to do so, provide simPRO with a documented example of the defect or error which constitutes the nonconformity. It shall also submit to simPRO, if requested, a listing of output and any other data which simPRO reasonably requires in order to reproduce operating conditions similar to those present when the nonconformity was discovered.

22.4. In the event that the Customer notifies simPRO in accordance with clause 22.2 and 22.3 simPRO will provide to the Customer first level Help Desk support in relation to user problems and functionality questions via the Customer Support Centre. In the event that the nonconformity of the Software is not corrected within the next 4 normal business hours simPRO will integrate second level support within 5 normal business hours of notification of the nonconformity and resolve the same as soon as reasonably practical depending on the nature of the nonconformity.

22.5. The parties acknowledge that the Services to be provided in respect of the Software include training of the Customer's personnel in the use of the Software, and that simPRO may monitor the proficiency of the Customer's personnel and if necessary, arrange additional training at a location and time nominated by simPRO at the Customer's expense

22.6. If so stated in the Proposal, the Services include the provision of Updates and New Releases which will be transported via the internet connection provided by the Customer.

22.7. In the event that the Customer does not elect to take any software updates or services, then the Customer acknowledges and agrees that it will be required to pay for any further software updates or any maintenance or services that the customer requires on a time basis as invoiced from time-to- time from simPRO.

22.8. In the event that the Proposal also contains any hardware or hosting, the Customer acknowledges that simPRO gives no warranty as to the merchantable quality or the fitness for purpose of the Hardware and that the Customer acquires the Hardware after having made its own enquiries as to the suitability of the Hardware and exercising its independent judgement and has not relied on any representation made by simPRO or the skill and judgement of simPRO or any person on its behalf which is not stated expressly in the Proposal or the Agreement.

22.9. In the event of any failure or defect in the Hardware simPRO's responsibility in respect thereto is limited to any warranty given by the manufacturer thereof.

22.10 The Customer will pay to simPRO the Price for the Hardware at the time and in the manner set forth in the Proposal.

22.11. If so stated in the Proposal simPRO will provide the Hosting during the Term.

22.12 The Customer will pay the Hosting Fee to simPRO at the time and in the manner set forth in the Proposal.

23. Third Party Services

23.1. The Customer acknowledges that they may require and use third party services during the course of this Agreement. The Customer acknowledges that simPRO provides no warranty in relation to any of the third party services and that the Customer acknowledges and agrees to be bound by any terms and conditions provided by the third party in relation to any third party products or services used pursuant to the Proposal.

24. Exclusions

24.1. Services to be provided by simPRO under clause 20 do not include the following:

24.1.1 Rectification of defects or errors resulting from any modification of the Software made by any person other than simPRO;

24.1.2. Rectification of defects or errors resulting from use of the Software in combination with equipment other than the designated computer equipment;

24.1.3. Rectification of operating errors;

24.1.4. Rectification of a fault in the designated computer equipment;

24.1.5. Any modification of the Software which represents a departure from the descriptions contained in the Proposal; and

24.1.6. Rectification of errors or defects which are the subject of a warranty under another agreement.

25. Customer's Obligations

25.1 The Customer shall ensure that the Software and the designated computer equipment are used in a proper manner by competent and trained employees only or by persons under their supervision

25.2. The Customer shall cooperate fully with simPRO's personnel in the diagnosis of any alleged nonconformity of the Software.

25.3 The Customer shall make available to simPRO free of charge all information, facilities and services reasonably required to enable simPRO to perform the Services effectively.

25.4. The Customer shall provide such telecommunication facilities as are reasonably required by simPRO for testing and diagnostic purposes at the Customer's sole expense.

25.5 The Customer will not and will ensure its officers, employees and agents will not, use any systems, information or anything else provided within the Proposal for any illegal, unlawful or offensive act and will ensure that they will be used in accordance with all applicable laws, regulations standards and industry codes of conduct. Customer agrees to comply with all applicable laws and regulations of the various states and of the United States

25.6. The Customer must not use any equipment in connection with the Proposal that has not first been approved in writing by simPRO and must comply with all reasonable directions of simPRO from time to time regarding the use of anything provided pursuant to the Proposal and they indemnify against any loss or damage that occurs as a result of breach

26. Termination

26.1. For the purpose of this agreement, the following are terminating events:

26.1.1. The breach or threatened breach by either party of any of its material obligations under this agreement;

26.1.2. The appointment of any type of insolvency administrator in respect of the property or affairs of either party;

26.1.3. The entry or proposed entry by either party into any scheme, composition or arrangement with any of its creditors;

26.1.4. The permanent discontinuance of use of the Software or any part of the Software by the Customer;

26.1.5. The merger with or the takeover of the Customer by another person;

26.1.6. Any event described in this agreement as a terminating event.

26.2. The Agreement may be terminated immediately on the happening of a terminating event at the option of the affected party.

26.3. If the terminating event is one specified in clause 26.1, the affected party shall give to the other party notice of the happening of that event and require the breach to be remedied or a written undertaking to be given that the breach will not occur, as the case may be. If the breach is not remedied or the undertaking not given (as the case may be) within 14 days the affected party may agree to waive its rights under this clause if satisfied that the happening of the terminating event has not in any way prejudiced its position under Agreement

26.4. Neither party shall be liable for the consequences of an occurrence of any event beyond its reasonable control

26.5. If a terminating event specified in clause 26.1 occurs, and the subject of that terminating event is the Customer, the Customer shall immediately on termination return to simPRO the Software and all copies of the Software, all revisions, enhancements and upgrades of the Software the Media and simPRO's Confidential Information. Alternatively, if simPRO requests, the Customer shall destroy such Software, copies, revisions, enhancements and upgrades by erasing them from the Media and shall certify in writing to simPRO that they have been destroyed.

26.6 Any termination of the Agreement shall not affect any accrued rights or liabilities of either party, nor shall it affect any provision of the Agreement which is expressly or by implication intended to continue in force after such termination.

26.7. Any termination of the Agreement shall not entitle the Customer to a refund of the License Fee paid to simPRO

26.8. In the event that the Agreement is terminated because of circumstances outside the reasonable control of the party, simPRO shall return to the Customer any advance payments received by it for Services which, as a result of the termination, will not be provided.

27. Implied Terms

27.1 Subject to clause 27.2, any condition or warranty which would otherwise be implied in the Agreement is hereby excluded.

27.2. Where legislation implies in the Agreement any condition or warranty, and that legislation avoids or prohibits provisions in a contract excluding or modifying application of or exercise or liability under such condition or warranty, the condition or warranty will be deemed to be included in the Agreement. However, the liability of simPRO for any breach of such condition or warranty will be limited, at the option of simPRO, to one or more of the following:

27.2.1. If the breach relates to goods:

27.2.1.1. The replacement of the goods or the supply of equivalent goods;

27.2.1.2. The repair of such goods;

27.2.1.3. The payment of the cost of replacing the goods or of acquiring equivalent goods; or

27.2.1.4. The payment of the cost of having the goods repaired, and

27.2.2. If the breach relates to services:

27.2.2.1. The supplying of the services again; or

27.2.2.2. The payment of the cost of having the services supplied again.

28. Confidentiality

28.1. A party will not, without the prior written approval of the other party, disclose the other party's Confidential Information. Each party will:

28.1.1 Keep the other party's Confidential Information secure from unauthorized access damage or destruction;

28.1.2. Not produce the Confidential Information in whole or in part;

28.1.3. Not use, or attempt to use, any Confidential Information, in any manner other than contemplated by this Agreement;

28.1.4. Ensure that any personnel of the Customer who reasonably require access to the Confidential Information comply with the terms of this clause 28.

28.2. A party will not be in breach of clause 28.1 in circumstances where it is legally compelled to disclose the other party's Confidential Information.

28.3 Each party will take all reasonable steps to ensure that its employees and agents, and any subcontractors engaged for the purposes of the Agreement, do not make public or disclose the other party's Confidential Information.

28.4 Notwithstanding any other provision of this clause, a party may disclose the terms of the Agreement (other than Confidential Information of a technical nature) to its related companies, solicitors, auditors, insurers and accountants.

28.5. This clause will survive the termination of the Agreement

29. Entire Agreement

29.1. The Agreement supersedes all prior agreements, arrangements and undertakings between the parties and constitutes the entire agreement between the parties relating to the Software. No addition to or modification of any provision of the Agreement shall be binding upon the parties unless made by written instrument signed by a duly authorized representative of both parties

30. Notices

30.1. All notices which are required to be given under the Agreement shall be in writing and shall be sent to the address of the recipient set out in the Proposal or such other address as the recipient may designate by notice given in accordance with this clause. Any notice may be delivered by hand or by prepaid letter or telex. Any such notice shall be deemed to have been served when delivered (if delivered by hand) or 48 hours after posting (except by prepaid letter) or when dispatched (if delivery by telex) or on transmission by the sender (if sent by facsimile).

31. Assignment

31.1. The benefit of the Agreement shall not be dealt with in any way by the Customer (whether by assignment, sub-licensing or otherwise) without simPRO's prior written consent (such consent not to be unreasonably withheld). simPRO may assign or novate its rights and obligations under the Agreement at any time by notice in writing to the Customer.

32. Governing Law and Forum Selection

32.1. The parties agree that this agreement, any sales there under, or any claim, dispute or controversy (whether in contract, tort, or otherwise, whether preexisting, present or future, and including statutory, consumer protection, common law, and equitable claims) between customer and simPRO arising from or relating to this agreement, its interpretation, or the breach, termination or validity thereof, the relationships which result from this agreement, simPRO's advertising, or any related purchase shall be governed by the laws of the state of New York without regard to conflicts of law, and the dispute shall be resolved by New York Courts.

32.2. Binding arbitration. Any claim, dispute, or controversy (whether in contract, tort, or otherwise, whether preexisting, present or future, and including statutory, consumer protection, common law, intentional tort and equitable claims) between customer and simPRO, its agents, employees, principals, successors, assigns, affiliates (collectively for purposes of this paragraph, "simPRO") arising from or relating to this agreement, its interpretation, or the breach, termination or validity thereof, the relationships which result from this agreement (including, to the full extent permitted by applicable law, relationships with third parties who are not signatories to this agreement), simPRO's advertising, or any related purchase shall be resolved exclusively and finally by binding arbitration administered by the American Arbitration Association (AAA) under its code of procedure then in effect (available via the internet at http://www.adr.org) In the event of any inconsistency or conflict between AAA code of procedure and this agreement, this agreement shall control The arbitration will be limited solely to the dispute or controversy between customer and simPRO. Neither customer nor simPRO shall be entitled to join or consolidate claims by or against other customers, or arbitrate any claim as a representative or class action or in a private attorney general capacity. The individual (non-class) nature of this dispute provision goes to the essence of the parties' arbitration agreement, and if found unenforceable, the entire arbitration provision shall not be enforced This transaction involves interstate commerce, and this provision shall be governed by the Federal Arbitration Act 9 U.S.C sec. 1-16 (FAA). Any award of the arbitrator(s) shall be final and binding on each of the parties, and may be entered as a judgment in any court of competent jurisdiction simPRO will not be responsible for paying any individual customer arbitration fees. If any customer prevails on any claim that affords the prevailing party attorneys' fees, or if there is a written agreement providing for fees, the arbitrator may award reasonable fees to the prevailing party, under the standards for fee shifting provided by law. Otherwise, each party shall pay for its own costs and attorneys' fees, if any

The ADR provider and the parties must comply with the following rules: (a) the arbitration shall be conducted by telephone, online and/or be solely based on written submissions, and the specific manner shall be chosen by the party initiating the arbitration; (b) the arbitration shall not involve any personal appearance by the parties or witnesses unless otherwise mutually agreed by the parties; and (c) any judgment on the award rendered by the arbitrator shall be final and may be entered in any court of competent jurisdiction.

33. Waiver

33.1. No forbearance, delay or indulgence by a party in enforcing the provisions of the Agreement shall prejudice or restrict the rights of that party, nor shall any waiver of those rights operate as a waiver of any subsequent breach. The express waiver by simPRO of any provision, condition, or requirement of these Terms a nd Conditions shall not constitute a waiver of any future obligation to comply with such provision, condition or requirement.

34. Variation

34.1. No variation of the Agreement will be effective unless in writing and signed by both parties. Except as expressly and specifically set forth in this these Terms of Service, no representations, statements, consents, waivers, or other acts or omissions by Mention Mobile shall be deemed a modification of these Terms of Service nor be legally binding.

35. Contact Information

HOW TO CONTACT US:

EMAIL

sales us@simpro.co

POSTAL ADDRESS

3100 Arapahoe Ave #500A
Boulder, CO 80303
United States

Schedule 6.17(a) – Laws and Permits

None.

Schedule 6.18(a) – Employees

None.

Schedule 6.18(b) – Labor Relations

None.

Schedule 6.18(c) – Compliance with Labor and Employment Laws

(i)

- Alachi v. the Company Commission Matter No. C2014/1852 dated October 17, 2014.
- The Wilson Letter.
- Robert Francis, an employee, is currently on stress leave and such circumstances may give rise to a claim against the Company or its Subsidiaries.
- Simpro Software New Zealand Limited v Nuttall [2015] NZERA Auckland 64.

Schedule 6.18(f) – Terminated Employees

- Rex Redden resigned on June 30, 2016.
- Robert Francis has expressed plans to terminate his employment or engagement with the Company and/or its Subsidiaries after the closing of the transactions contemplated by the Agreement.

Schedule 6.18(g) –Independent Contractors

Independent Contractors/Resellers

- Darren Whitby.
- Ken Del Gobbo.
- TradiePad PTY LTD.
- Exceed Bookkeeping Solutions.
- ProAMS.
- Platinum Consultants.
- Ocius Digital.
- Intersys Consulting PTY LTD.
- Hills IT Solutions.
- Cloud 2 u PTY LTD.
- Anterior Business Management Solutions.
- GT Promotions LTD.
- Tradeworx LTD.
- IT4Tradies LTD.
- Obsidian Consulting Group LLC.
- Integrated Data Technology, Inc.
- New Day Technology.
- Symphony Development Group.
- Cloud Ease Consulting.
- Field Force Solutions.
- Integrated Core Group.
- The counterparties to the Referrer Agreements.
- Peter Rees.
- Angelo Ciampa trading as The SynBiz Solutions Foundation.
- Deb Smith.
- Durham Lane.
- Footprint.
- Greymouse.
- T/A Thunder Cloud.
- Jill of All Trades.
- Jalco.
- See also the resellers disclosed in Schedule 6.14(a).

Schedule 6.19 – Proceedings

- Alachi v. the Company Commission Matter No. C2014/1852 dated October 17, 2014.
- The claims by Elam Communications Pty Ltd ("Elam Communications"), which were resolved by and releases obtained on the terms of that certain Deed of Settlement between Elam Communications and the Company dated July 4, 2016.
- The claims by Fire Protection Association Australia which were resolved and releases obtained by the terms of that certain Deed of Release and Discharge between Fire Protection Association Australia and the Company dated February 19, 2013 (the "Fire Protection Release and Discharge").
- The claims described in the Pronamics Letter.
- ACN 115 530 482 (in liquidation) v. the Company.
- The claims described in the Wilson Letter.
- The claims by Suffolk Automation Limited ("Suffolk") which were resolved by and releases obtained on the terms of that certain Settlement Agreement between Suffolk and Simpro Software Limited dated July 7, 2015 (the "Suffolk Automation Settlement Agreement").
- The claims by Integra Energy Group Pty Ltd ACN 149 558 181 t/as Integra Solar and Simpro Software Pty Ltd and the Company which claims were resolved by Orders of the Victoria Civil and Administrative Tribunal dated August 29, 2016.
- Simpro Software New Zealand Limited v Nuttall [2015] NZERA Auckland 64.
- Customer complaint to NSW Fair Trading by DSH Electrical Pty Ltd, notified to the Company on September 12, 2016.

Schedule 6.21 – Related Party Transactions

- The Deeds of Novation.
- Deed of Assignment of Intellectual Property between Stephen John Bradshaw, Graeme Scott McNicoll, and Acorn Software dated December 21, 2011.
- The Australia Vehicle Tracking Purchase Agreement.
- The Gem Sale Documents.
- The Bordeaux Lease.
- Annual package for legal services between the Company and Integrated Legal Holdings Pty Ltd (ACN 604 993 053) trading as McKays Gold Coast (ABN 48 604 993 053), currently equal to AUD $86,400.00 plus GST per year ("McKays Annual Package").
- See the benefits provided to the employees and directors of the Company and its Subsidiaries described in Schedule 6.14(a).

Schedule 6.22 – Insurance Policies

- Claim by Gerard S. Lyons under the Company's Corporate Travel.
- The claims released by each of the following agreements were made under the Company's insurance policies:
  - The Fire Protection Release and Discharge.
  - The Suffolk Automation Settlement Agreement.
- In connection with the TriNet Agreement and the Company's relationship with TriNet, TriNet, Inc. provides workers' compensation and employer's liability insurance to the Company with respect to certain of the Company's employees.

Schedule 6.25 – Registration Rights

None.

SCHEDULE 11.1

1. Any trademark infringement by the Company or its Subsidiaries as alleged in that certain letter, dated as of May 13, 2016 and sent by Holding Redlich, on behalf of its client, Pronamics Pty Ltd, to the Company.

2. Any trademark or copyright infringement by the Company or its Subsidiaries as alleged in that certain letter, dated as of June 20, 2016 and sent by a Caetlin Cartwright-Wilson, a former employee of a Subsidiary of the Company, to the Company's Subsidiary.

3. Any liability of the Company pursuant to Fair Work Australia proceedings Alachi v. the Company Commission Matter No. C2014/1852 dated October 17, 2014.

4. Any liability of the Company pursuant to Supreme Court of Queensland proceedings ACN 115 530 482 Pty Ltd (in liquidation) v. the Company (S8679/15).

5. Any liability of the Company pursuant to that certain complaint made to New South Wales Fair Trading and notified to the Company on September 12, 2016.

EXECUTED OFFER LETTERS

See Attached.

ANNEXURE B

SHARE TRANSFER FORM

Share transfer form

STAMP DUTY (if applicable)	N/A
FULL NAME OF COMPANY	The SimPRO Group Pty Ltd ACN 131 893 573 State or Territory of registration: Queensland
DESCRIPTION OF SECURITIES ("SECURITIES")	**Class**: ORD **Fully paid / partly paid**: Fully paid
	Quantity: _________
FULL NAME(S) OF TRANSFEROR(S) / SELLER(S)	ACN
CONSIDERATION / PRICE	[The Transferee's holding company, simPRO, Inc, to issue an equivalent number and type of securities in the share capital of simPRO to the Transferor, Inc] *OR* [AU$[x]] **Date of transfer/purchase**
FULL NAME(S) OF TRANSFEREE(S) / BUYER(S)	simPRO Holdings (Aus) Pty Ltd ACN 614 853 431
ADDRESS OF TRANSFEREE(S) / BUYER(S)	31 McKechnie Drive, Eight Mile Plains QLD 4113
REGISTRATION REQUEST	Please register the transfer of the Securities from the Transferor to the Transferee
BENEFICIAL INTEREST	Upon registration of this transfer, the Transferee will hold the Securities beneficially

I, the Transferor and the registered holder of the Securities, for the consideration stated, transfer the Securities to the Transferee, free from all encumbrances. I warrant that I am legally authorised and entitled to transfer the Securities.

I, the Transferee, accept the transfer of the Securities. I agree to become a member of the Company and to be bound by the Constitution of the Company on being registered as the holder of the Securities.

EXECUTION BY TRANSFEROR(S) / SELLER(S) (*if a company)

EXECUTED by ________________)
in accordance with section 127(1) of)
the Corporations Act 2001 (Cwlth))
by authority of its directors:)

....

Signature of director

....

Signature of director/company secretary*
*delete whichever is not applicable

....

Name of director (block letters)

....

Name of director/company secretary* (block letters)
*delete whichever is not applicable

Date executed / signed ____________

EXECUTION BY TRANSFEROR(S) / SELLER(S) (*if an individual)	**SIGNED** by ____________ in the presence of: .... Signature of witness .... Name of witness (block letters)	))))))))))))) .... Signature of ____________
Date executed / signed		
EXECUTION BY TRANSFEREE(S) / BUYER(S)	**EXECUTED** by **simPRO Holdings (Aus) Pty Ltd** in accordance with section 127(1) of the Corporations Act 2001 (Cwlth) by authority of its directors: .... Signature of sole director and company secretary .... Name of sole director and company secretary (block letters)	)))))))))))))
Date executed / signed		

ANNEXURE C

STOCKHOLDERS AGREEMENT

Execution Version

SIMPRO HOLDINGS, INC.

STOCKHOLDERS' AGREEMENT

September [_], 2016

Table of Contents

Page

STOCKHOLDERS' AGREEMENT

This **STOCKHOLDERS' AGREEMENT** (the "**Agreement**"), dated as of September [_], 2016, is entered into by and among simPRO Holdings, Inc., a Delaware corporation (the "**Corporation**"), Level Equity Growth Partners I, L.P. ("**Level I**"), Level Equity Growth Partners II, L.P. ("**Level II**" and, together Level I and with any Permitted Transferee, the "**Investor**") and the Common Stockholders (defined herein) party hereto from time to time.

PREAMBLE

Each Stockholder owns, as of the date hereof, that number of Shares set forth opposite such Stockholder's name on Annex I hereto. The Stockholders believe it to be in the best interest of the Corporation and the Stockholders to provide for the continued stability of the business and policies of the Corporation and its Subsidiaries, as the same may exist from time to time, and, to that end, the parties hereto set forth this Agreement.

ACCORDINGLY, in consideration of the mutual covenants and agreements contained in this Agreement, the sufficiency of which is hereby acknowledged, the parties agree as follows:

ARTICLE I

DEFINITIONS; RULES OF CONSTRUCTION

The following terms have the following meanings:

"**Acceptance Period**" shall have the meaning set forth in Section 3.3(a)(i).

"**Affiliate**" means, (a) with respect to the Investor, any limited or general partner, member or stockholder holding 5% or more of the outstanding capital stock or other equity interests of such Person; (b) with respect to any Person that is a natural person, any spouse, parent, sibling or descendant of such Person (or a spouse, parent, sibling or descendant of a natural person specified in clause (a) above relating to such natural person); (c) with respect to any Person that is an entity, any other Person that, directly or indirectly, through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person; and (d) with respect to the Investor, any investment fund or alternative investment vehicle controlled or managed by Affiliates of the Investor. The term "**control**" includes, without limitation, the possession, directly or indirectly, of the power to direct the management and policies of a Person, whether through the ownership of voting securities, by contract or otherwise.

"**Agreement**" shall have the meaning set forth in the caption.

"**Approved Transaction**" shall have the meaning set forth in Section 3.6(a).

"**Board**" means the Board of Directors of the Corporation.

"**Board Observers**" shall have the meaning set forth in Section 2.1(b)(ii).

"**Budget**" shall have the meaning set forth in Section 4.2.

"**Charter**" means the Amended and Restated Certificate of Incorporation of the Corporation, as the same may be amended, modified or supplemented after the date hereof.

"**Common Director**" shall have the meaning set forth in Section 2.1(b)(i)(B).

"**Common Observer**" shall have the meaning set forth in Section 2.1(b)(ii).

"**Common Stock**" shall have the meaning set forth in the Charter.

"**Common Stockholder**" means the holders of Common Stock party to this Agreement as of the date hereof or in the future or any Transferee of such Person (with respect to such shares of Common Stock held by such person).

"**Common Stockholder Shares**" means all shares of Common Stock held at any time during the term of this Agreement by any Common Stockholder.

"**Corporation**" shall have the meaning set forth in the caption.

"**Co-Sale Notice**" shall have the meaning set forth in Section 3.4(a)(i).

"**Co-Sale Offeree**" shall have the meaning set forth in Section 3.4(a).

"**Co-Sale Offeror**" shall have the meaning set forth in Section 3.4(a).

"**Deemed Liquidation Event**" shall have the meaning set forth in the Charter.

"**Demand Notice**" shall have the meaning set forth in Section 5.1(a).

"**Director**" shall have the meaning set forth in Section 2.1(a).

"**Director Indemnification Agreement**" means the Director Indemnification Agreements between the Corporation and each of the Directors, as may be amended, modified or supplemented from time to time.

"**Disqualification Event**" shall have the meaning set forth in Section 2.5.

"**Eligible Purchaser**" shall have the meaning set forth in Section 3.5(a).

"**Eligible Stockholders**" shall have the meaning set forth in Section 3.4(a)(ii).

"**Equity Securities**" means all shares of capital stock of the Corporation, all securities convertible into or exchangeable for shares of capital stock of the Corporation and all options, warrants and other rights to purchase or otherwise acquire from the Corporation shares of such capital stock, including any stock appreciation or similar rights, contractual or otherwise.

"**Excluded Registration**" means (i) a registration relating to the sale of securities to employees of the Corporation or a Subsidiary pursuant to a stock option, stock purchase or similar plan; (ii) a registration relating to an SEC Rule 145 transaction; (iii) a registration on any form that does not include substantially the same information as would be required to be included in a registration statement covering the sale of the Registrable Securities; or (iv) a registration in which the only Common Stock being registered is Common Stock issuable upon conversion of debt securities that are also being registered.

"**Exempted Securities**" shall have the meaning set forth in the Charter.

"**First Offer**" shall have the meaning set forth in Section 3.3(a)(i).

"**First Offer Number**" shall have the meaning set forth in Section 3.5(b).

"**First Offer Period**" shall have the meaning set forth in Section 3.5(a).

"**First Offeree**" shall have the meaning set forth in Section 3.3(a)(i).

"**First Offeror**" shall have the meaning set forth in Section 3.3(a).

"**Form S-1**" means such form under the Securities Act as in effect on the date hereof or any successor registration form under the Securities Act subsequently adopted by the SEC.

"**Form S-3**" means such form under the Securities Act as in effect on the date hereof or any registration form under the Securities Act subsequently adopted by the SEC that permits incorporation of substantial information by reference to other documents filed by the Corporation with the SEC.

"**Full Allotment**" shall have the meaning set forth in Section 3.3(a)(ii).

"**Fully Exercising Holder**" shall have the meaning set forth in Section 3.5(c).

"**Future Stockholder**" shall have the meaning set forth in Section 3.1.

"**GAAP**" means generally accepted accounting principles as in effect from time to time in the United States, consistently applied.

"**Group**" means: (a) in the case of any Stockholder who is an individual, (i) such Stockholder, (ii) the spouse, parent, sibling or descendants of such Stockholder and (iii) all trusts for the benefit of such Stockholder or any of the foregoing formed for bona fide estate planning purposes; (b) in the case of any Stockholder that is a partnership, (i) such Stockholder and (ii) all Affiliates of such Stockholder; and (c) in the case of any Stockholder which is a corporation or a limited liability company, (i) such Stockholder and (ii) all Affiliates of such Stockholder.

"**Initiating Holder**" shall have the meaning set forth in Section 5.1(a).

"**Investor**" shall have the meaning set forth in the caption.

"**Investor Directors**" shall have the meaning set forth in Section 2.1(b)(i)(A).

"**Investor Observer**" shall have the meaning set forth in Section 2.1(b)(ii).

"**Investor Shares**" means all shares of Series A Preferred Stock held at any time during the term of this Agreement by the Investor.

"**IPO**" means the first underwritten public offering of any class of capital stock of the Corporation registered with the SEC for cash pursuant to an effective registration statement (other than on Form S-4, S-8 or their equivalent) under the Securities Act.

"**Joinder**" shall have the meaning set forth in Section 3.1.

"**Key Stockholder**" means any party to this Agreement who is providing services to the Corporation or any Subsidiary as an officer or an employee, other than the Investor or the Corporation, and any Permitted Transferee of such Person.

"**Major Stockholder**" means each Stockholder that (i) holds shares of Preferred Stock or (ii) holds at least 5% of the shares of Common Stock (on a fully-diluted basis), alone or together with its Affiliates (provided that Common Stockholders shall only be deemed to be Major Stockholders for purposes of Article V and Section 6.7 (solely as it relates to amendments to Article V) but not for purposes of Article IV), subject to adjustment for stock dividends, stock splits, combination or other similar recapitalizations.

"**New Securities**" means all Equity Securities other than Exempted Securities.

"**Nominee**" shall have the meaning set forth in Section 3.6(d).

"**Offer**" shall have the meaning set forth in Section 3.5(a).

"**Offered Shares**" shall have the meaning set forth in Section 3.3(a)(i).

"**Other Stockholder**" shall have the meaning set forth in Section 3.3(a)(i).

"**Over-Allotment Option**" shall have the meaning set forth in Section 3.5(c).

"**Permitted Transfer**" means (a) with respect to a Common Stockholder (i) who is a natural Person, any Transfer of Common Stockholder Shares by such Common Stockholder to (x) the Corporation, (y) any member of his or her Group so long as such Common Stockholder retains dispositive and voting control over such Common Stockholder Shares or (z) the estate of such Common Stockholder or the beneficiaries of such Common Stockholder's will or testament upon such Common Stockholder's death; (ii) that is a trust, any Transfer of Common Stockholder Shares by such Common Stockholder to the beneficiaries of such trust or the Corporation or (iii) that is an entity other than a trust, to Affiliates of such entity or the Corporation; *provided, however*, that, in the case of clause (a), such Permitted Transfer must be made in accordance with Section 3.2 and each Permitted Transferee shall be subject to the limitations on Transfer to the same extent as such transferor Common Stockholder was prior to the Permitted Transfer; *provided, further*, that with respect to Permitted Transfers made pursuant to (a)(i) above, in the event that neither the transferring Common Stockholder nor such Common Stockholder's estate or a beneficiary thereof retains dispositive and voting control over such Common Stockholder Shares (an "**Unwinding Event**"), then: (A) the relevant initial transferring Common Stockholder (or the beneficiary of such Common Stockholder's estate) shall forthwith notify the other Stockholders and the Corporation of the pending occurrence of such Unwinding Event and (B) immediately following such Unwinding Event, without limiting any other rights or remedies, such initial transferor Common Stockholder or such Common Stockholder's estate (or a beneficiary thereof as the case may be) shall take all actions necessary to promptly effect a Transfer of all the Common Stockholder Shares held by the relevant Permitted Transferee either back to such Common Stockholder or to another Person that qualifies as a Permitted Transferee of such initial transferring Common Stockholder (including such Stockholder's estate or a beneficiary thereof) and (b) with respect to the Investor, a Transfer to Investor's Affiliates.

"**Permitted Transferee**" means any Person to whom a Permitted Transfer is made or is to be made.

"**Person**" shall be construed in the broadest sense and means and includes a natural person, a partnership, a corporation, an association, a joint stock company, a limited liability company, a trust, a joint venture, an unincorporated organization and any other entity and any federal, state, municipal, foreign or other government, governmental department, commission, board, bureau, agency or instrumentality or any private or public court or tribunal.

"**Preferred Stock**" shall have the meaning set forth in the Charter.

"**Pro Rata Amount**" means, with respect to any Stockholder, the quotient obtained by dividing (i) the number of shares of Common Stock held by such Stockholder by (ii) the aggregate number of shares of Common Stock held by all Stockholders or class of Stockholders (as applicable with respect to each provision hereof), assuming in each case the conversion or exchange of all securities by their terms convertible into or exchangeable for Common Stock.

"**Purchase Notice**" shall have the meaning set forth in Section 3.5(b).

"**QIPO**" shall have the meaning set forth in the Charter.

"**Registrable Securities**" means (i) the Common Stock issuable or issued upon conversion of the Preferred Stock held by the Major Stockholders; (ii) any Common Stock, or any Common Stock issued or issuable (directly or indirectly) upon conversion and/or exercise of any other securities of the Corporation held by the Major Stockholders; and (iii) any Common Stock issued as (or issuable upon the conversion or exercise of any warrant, right, or other security that is issued as) a dividend or other distribution with respect to, or in exchange for or in replacement of, the shares referenced in clauses (i) or (ii) above; excluding in all cases, however, any Registrable Securities sold by a Person in a transaction in which the applicable rights under this Agreement are not assigned, and excluding for purposes of Article V hereto any shares for which registration rights have terminated pursuant to Section 5.13 of this Agreement.

"**Registration Date**" means the date upon which the registration statement pursuant to a QIPO shall have been declared effective.

"**Required Transferor**" has the meaning set forth in Section 3.7.

"**Rule 506(d) Related Party**" has the meaning set forth in Section 2.5.

"**SEC**" means the United States Securities and Exchange Commission or any successor agency.

"**Securities Act**" means the Securities Act of 1933, as amended from time to time, and the rules and regulations promulgated thereunder.

"**Selling Expenses**" means all underwriting discounts, selling commissions and stock transfer taxes applicable to the sale of Registrable Securities and fees and disbursements of counsel for any holder, except for the fees and disbursements of one counsel to the selling holders borne and paid by the Corporation as provided in Section 5.6.

"**Series A Preferred Stock**" shall have the meaning set forth in the Charter.

"**Shares**" means all Investor Shares and all Common Stockholder Shares. Any reference to a number of "Shares" shall treat each share of Preferred Stock as the number of shares of Common Stock into which it is then convertible pursuant to the Charter and any warrants or convertible securities as the number of shares of Preferred Stock or Common Stock for which it is then exercisable or convertible.

"**Stockholders**" means the Investor, the Common Stockholders and any Future Stockholders.

"**Stockholder Representations**" shall have the meaning set forth in Section **Error! Reference source not found.**.

"**Subsidiary**" means, with respect to any Person, any other Person the majority of whose Equity Securities or voting securities are directly or indirectly owned or controlled by such Person.

"**Tag-Along Notice**" shall have the meaning set forth in Section 3.4(c).

"**Termination Date**" means the earlier to occur of: (i) the closing of a QIPO and (ii) the closing of a Deemed Liquidation Event.

"**Third Party**" means, with respect to any Stockholder, any Person that is not (i) the Corporation or (ii) a member of the Group of such Stockholder.

"**Transfer**" means to sell, transfer, assign, pledge, hypothecate or otherwise dispose of Shares in any manner whatsoever, directly or indirectly, either by a Stockholder or any Person acting on its behalf, with or without consideration, and in each case whether voluntarily or involuntarily or by operation of law or otherwise.

"**Transferee**" means any Person to whom Shares are transferred through a Transfer.

"**Transferring Holder**" shall have the meaning set forth in Section 3.6(a).

1.1 Construction. Whenever the context requires, the gender of all words used in this Agreement includes the masculine, feminine and neuter forms and the singular form of words shall include the plural and vice versa. All references to Articles and Sections refer to articles and sections of this Agreement, and all references to Exhibits or Schedules are to Exhibits or Schedules attached hereto, each of which is made a part hereof for all purposes. Whenever the words "include," "includes" or "including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The words "herein," "hereof" and "hereunder" and words of similar import, when used in this Agreement, shall refer to this Agreement as a whole and not to any particular provision hereof. The term "or" is not exclusive, unless the context otherwise requires. Unless otherwise expressly provided herein, any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified, supplemented or restated, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. This Agreement shall be construed without regard to any presumption or rule requiring construction or interpretation against the party drafting or causing any instrument to be drafted.

ARTICLE II

BOARD OF DIRECTORS

2.1 Voting Provisions Relating to Board of Directors.

(a) General. Each Stockholder shall vote, or cause to be voted, at a regular or special meeting of stockholders (or by written consent) all Shares owned by such Stockholder (or as to which such Stockholder has voting power) to ensure that the size of the Board shall be composed of six (6) directors (each, a "**Director**"), as such number may be increased or decreased from time to time by vote or written consent of the Board, including the Investor Directors (as defined herein) subject to consent rights of Stockholders set forth herein or in the Charter (*provided* that no such decrease shall take away any board nomination rights as set forth in Section 2.1(b) below), nominated and elected as set forth in Section 2.1(b); provided that the size of the Board shall be reduced to five (5) directors in the event that the holders of Series A Preferred Stock are only entitled to elect one (1) director.

(b) Election of Directors.

(i) Each Stockholder agrees to vote all Shares owned by such Stockholder (or as to which such Stockholder has voting power), in connection with the election of Directors, and to take such other actions as are necessary to elect and continue in office Directors nominated as follows:

(A) two (2) Directors elected by the holders of Series A Preferred Stock, who will be nominated by the Investor; provided, however, that on the first date following the Series A Original Issue Date (as such term is defined in the Charter) on which the Investor holds less than 50% of the shares of Series A Preferred Stock held by it on the date hereof (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Series A Preferred Stock), only one (1) Director will be nominated by the Investor and elected by the holders of Series A Preferred Stock (such one (1) or two (2) directors, the "**Investor Directors**"), which Investor Directors shall initially be Benjamin Levin and Charles Chen; and

(B) four (4) Directors nominated by the holders of a majority of the Common Stock held by the Common Stockholders (the "**Common Directors**"), which Common Directors shall initially be Brad Couper, Sean Diljore, Stephen Bradshaw and Curtis Thompson.

(ii) To the extent that any of clauses (A) through (B) above shall not be applicable, any member of the Board who would otherwise have been designated in accordance with the terms hereof shall instead be voted upon by all of the stockholders of the Company entitled to vote thereon in accordance with, and pursuant to, the Charter.

(iii) The Investor shall have the right to appoint one (1) individual to serve as an observer (the "**Investor Observer**"), which Investor Observer seat shall initially be vacant. The holders of a majority of the Common Stock shall have the right to appoint one (1) individual to serve as an observer (the "**Common Observer**" and, together with the Investor Observer, the "**Board Observers**"), which Common Observer shall initially be Alan Bignell. Each of the Board Observers, in such capacity (x) shall be entitled to attend and participate in meetings or deliberations of the Board and any committee thereof, receive notices of such meetings and any copies of any materials provided to the members of the Board (at the same time and in the same manner as the Directors) and (y) shall not be entitled to vote at or with respect to any meetings, deliberations or written authorizations of the Board, nor shall the Board Observers' presence or absence at any meeting of the Board affect whether or not quorum at any meeting of the Board has been established. Prior to serving as an observer, each of the Board Observers shall deliver to the Corporation a confidentiality agreement in form and substance reasonably satisfactory to the Board. The Board may exclude each or all of the Board Observers from access to any information or any meeting, or any portion thereof, to the extent (i) reasonably necessary to preserve the attorney-client privilege, (ii) reasonably necessary to protect highly confidential (a) proprietary information, (b) trade secrets or (c) other similar information or (iii) there is any conflict of interest with respect to any Board Observer.

(c) Term of Office. Each Director shall hold office until the earlier of (x) the election of the Director's successor or (y) the Director's death, resignation or removal at the direction of the Person(s) entitled to nominate such Director. Any vacancy caused by any such death, resignation or removal shall be filled with the nominee designated by the Person or group of Persons entitled to nominate such Director pursuant to this Section 2.1. There is no limit to the number of terms a Director may serve. Further to the foregoing, (i) the Investor shall have the sole power to nominate or direct the removal (with or without cause) of any of the Investor Directors, and any vacancy on the Board in respect of any of the Investor Directors shall be filled only with a nominee designated by the Investor and (ii) the Common Stockholders shall have the sole power to nominate or direct the removal (with or without cause) of any Common Director, and any vacancy on the Board in respect of a Common Director shall be filled only with the nominee designated by the Common Stockholders. Each Stockholder agrees to vote all

Shares owned by such Stockholder (or as to which such Stockholder has voting power) and to take such other actions as are necessary to give effect to the provisions of this Section 2.1(c).

(d) Efforts by the Corporation; Solicitation of Proxies. The Corporation and the Board (and, if applicable, a committee thereof) shall use its reasonable best efforts to take such action as is required under applicable law and the Charter and by-laws to include on the Board or in the slate of nominees recommended by the Board such persons nominated by the applicable Stockholders pursuant to this Section 2.1. The Corporation shall use its reasonable best efforts to have each such nominee to the Board be elected as a Director, and if Directors are to be elected by the Stockholders, the Corporation shall duly call and hold a meeting of Stockholders (or distribute a written consent) for such purpose in accordance with the Corporation's Charter and by-laws, and shall solicit proxies for such persons to the same extent as it does for any other nominees to the Board. The Corporation shall, if required under applicable law, prepare and disseminate a proxy statement and such other materials, including a notice of meeting, as are necessary in connection with such meeting and distribute such materials, or cause such materials to be distributed, to the stockholders of the Corporation entitled to notice of and to vote at such meeting. Each Stockholder hereby covenants and agrees to provide for inclusion any such proxy statement and other materials such information as, regarding itself and its nominees, may be required under applicable law.

(e) Subsidiary Boards. The board of directors, board of managers or equivalent governing body of any of the Corporation's Subsidiaries shall not take any action that could not be taken by the Corporation without first obtaining the requisite approval of the Board. The governing body of each Subsidiary of the Corporation shall have the same composition as the Board, unless otherwise approved by the Board, including the approval of the Investor Directors.

(f) Designation of Authority. The Board shall not designate any authority to any committee or subset of the Board (except as contemplated by Section 2.2) without the written consent of the Investor Directors.

2.2 Committees of the Board. The Board shall establish such committees as the Board may deem appropriate; *provided*, that each of the Investor Directors shall have the right to be a member of each such committee of the Board, unless such right is waived by any such Investor Director.

2.3 Meetings of the Board; Boards Decisions.

(a) Meetings. Regular meetings of the Board or any committee thereof shall be held at least once every calendar quarter (unless otherwise agreed to by the Board, including the approval of the Investor Directors) on at least thirty (30) days' notice to each Director, either personally, by telephone, by mail, by telecopier, by electronic mail or by any other means of communication reasonably calculated to give notice, at such times and at such places as shall from time to time be determined by the Board or the committee, or the chairman thereof (if any), as applicable, provided, that in any given calendar year (i) at least two (2) of such meetings shall be held in the United States, (ii) at least one (1) of such meetings shall be held in the United Kingdom, and (iii) at least one (1) of such meetings shall be held in Australia, in each case, unless the Board decides differently with respect to the place of such meetings. Special meetings of the Board may be called by any Director on not less than one (1) business days' notice to each other Director, either personally, by telephone, by mail, by telecopier, by electronic mail or by any other means of communication reasonably calculated to give notice, provided, that the time and place of such meeting should be subject to the approval of the Investor Directors. Notice of a special meeting need not be given (i) to any Director if a written waiver of notice, executed by such Director before or after the meeting, is filed with the records of the meeting, or (ii) to any Director who attends the meeting without protesting the lack of notice prior thereto or at its commencement. The notice of each meeting of the Board shall state the purposes of the meeting. Any meeting of the Board shall be held during normal business hours relative to the location of such meeting, unless otherwise approved by each of the Investor Directors.

(b) Quorum; Required Vote. At all duly called meetings of the Board or any committee thereof, a majority of the total number of Directors or committee members including at least one of the Investor Directors shall constitute a quorum for the transaction of business of the Board or committee at such meeting; provided, however, that the foregoing requirement shall not apply if the Investor Directors (i) waive such requirement or (ii) fail to attend two (2) consecutive meetings of the Board. If a quorum shall not be present at any meeting of the Board or committee thereof, the Directors present thereat may adjourn the meeting without notice other than announcement at such meeting until a quorum shall be present; *provided*, that notice of any reconvened meeting shall be given pursuant to Section 2.3(a). Each action of the Board shall require the consent of a majority of the Directors present at the meeting at which a quorum is present, *provided* that the consent of the Investor Directors shall also be required if the approval of the Investor Directors is explicitly required to take such action pursuant to the terms of the Charter.

(c) Written Consent. Any action required or permitted to be taken at any meeting of the Board or committee thereof may be taken without a meeting and without a vote, if consent or consents in writing, setting forth the action so taken, shall be signed by all of the Directors or members of the applicable committee. Such action shall be included in the minutes of the Board or committee meetings, as applicable.

(d) Telephonic or Video Communications. Members of the Board may participate in a meeting of the Board or committee thereof by means of conference telephone, video conference or similar communications equipment by means of which all persons participating in the meeting can hear and speak to each other, and such participation in a meeting shall constitute presence in person at the meeting.

2.4 Expenses; Indemnity.

(a) Expenses. The Corporation shall pay the reasonable and documented expenses incurred by all Directors and Board Observers in connection with their attending meetings of the Board or any committee thereof or the performance of their duties.

(b) Indemnity. The Corporation shall execute and deliver a Director Indemnification Agreement (in form and substance reasonably acceptable to the Board) in favor of the Directors and any Persons who shall become Directors after the date hereof.

(c) The Corporation shall, or shall cause an Affiliate to, purchase and maintain directors and officers insurance, to the extent and in such amounts as the Board, including the Investor Directors, deems reasonable, and shall use reasonable efforts to maintain in effect directors and officers insurance at all times.

2.5 "Bad Actor" Matters.

(a) Each Person with the right to designate or participate in the designation of a Director pursuant to this Agreement hereby represents that none of the "bad actor" disqualifying events described in Rule 506(d)(1)(i)-(viii) promulgated under the Securities Act (a "**Disqualification Event**") is applicable to such Person or any of its Rule 506(d) Related Parties, except, if applicable, for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable. For purposes of this Agreement, "**Rule 506(d) Related Party**" shall mean with respect to any Person any other Person that is a beneficial owner of such first Person's securities for purposes of Rule 506(d) of the Securities Act. Any director designee to whom any Disqualification Event is applicable, except for a Disqualification Event as to which Rule 506(d)(2)(ii) or (iii) or (d)(3) is applicable, is hereinafter referred to as a "**Disqualified Designee**".

(b) Each Person with the right to designate or participate in the designation of a Director as specified above hereby covenants and agrees (A) not to knowingly designate or participate in the designation of any director designee who, to such Person's knowledge, is a Disqualified Designee and (B) that in the event such Person becomes aware that any individual previously designated by any such Person is or has become a Disqualified Designee, such Person shall as promptly as practicable take such actions as are necessary to remove such Disqualified Designee from the Board and designate a replacement designee who is not a Disqualified Designee.

ARTICLE III

SHARES

3.1 Future Stockholders. The Corporation shall require each Person that acquires Equity Securities, entitling them either directly or indirectly, to hold more than one percent (1%) (on a fully-diluted basis) of the Common Stock (other than in respect of the conversion of convertible Equity Securities (excluding convertible Equity Securities in respect of Common Stock) by a Person which at such time is a Stockholder hereunder) after the date hereof (a "**Future Stockholder**"), as a condition to the effectiveness of such acquisition, to execute a counterpart to this Agreement (a "**Joinder**") agreeing to be treated as (a) an Investor, if such Person acquires such Equity Securities from the Investor, (b) a Common Stockholder, if such Person acquires Equity Securities from a Common Stockholder or (c) a Common Stockholder if such Person is not the Investor and acquires Equity Securities from the Corporation, whereupon, in each case, such Person shall (x) be bound by, and entitled to the benefits of, the provisions of this Agreement relating to the Investor or Common Stockholders, as the case may be and (y) succeed to all rights of the Investor or Common Stockholder, as the case may be with respect to such Equity Securities acquired. The Common Stockholders agree to take all actions to permit the Corporation to comply with all of its obligations under all agreements with the Investor (including authorization of sufficient Equity Securities to permit conversion of Investor Shares in accordance with the Charter or the exercise of any warrants or other convertible securities (including convertible notes)). To the extent an optionholder is not required to execute a counterpart to this Agreement under the terms of this Section 3.1, the Corporation shall in any event require such optionholder to agree in writing to be bound by the terms of Section 3.6 of this Agreement as if such optionholder were a "Stockholder" prior to the issuance of any options to acquire Equity Securities to such optionholder. Each Stockholder agrees to vote or cause to be voted all Shares owned by such Stockholder, or over which such Stockholder has voting control, from time to time and at all times, in whatever manner as shall be necessary to increase the number of authorized shares of Common Stock from time to time to ensure that there will be sufficient shares of Common Stock available for conversion of all of the shares of Preferred Stock outstanding at any given time.

3.2 Limitations on Transfers.

(a) Restrictions on Transfer. Prior to the consummation of an IPO, no Common Stockholders shall, nor shall they permit any of their respective direct and indirect equity holders to, Transfer all or any portion of their Shares, except as follows:

(A) at any time, without complying with Sections 3.3 and 3.4, (x) to a Permitted Transferee of such Common Stockholders (subject to the provisions of this Article III) or (y) with the prior written approval of the holders of a majority of the shares of Series A Preferred Stock; and/or

(B) to any Person, subject only to the provisions of Sections 3.3 and 3.4, or pursuant to Section 3.6.

provided, *however*, that notwithstanding the foregoing, this Section 3.2(a) shall not apply to Transfers of Shares effected by Common Stockholders or any of their respective direct and indirect equity holders in connection with an IPO.

(b) Certain Approvals. None of the Corporation, the Board or any officer of the Corporation shall be permitted to approve any Transfer by a Stockholder that would violate this Article III.

(c) Transfer Conditions.

(i) No Transfer of any Shares by any Stockholder shall become effective unless and until the Transferee (unless already subject to this Agreement) executes and delivers to the Corporation a Joinder pursuant to Section 3.2. Upon such Transfer and such execution and delivery, the Transferee shall be bound by, and entitled to the benefits of, this Agreement with respect to the transferred Shares in the same manner as the transferring Stockholder. Any Transfer of Shares by any Stockholder not in accordance with this paragraph shall be void, shall not be recorded on the books of the Corporation or its transfer agent and shall not be recognized by the Corporation. Each party hereto acknowledges and agrees that any breach of this Agreement would result in substantial harm to the other parties hereto for which monetary damages alone could not adequately compensate. Therefore, the parties hereto unconditionally and irrevocably agree that any non-breaching party hereto shall be entitled to seek protective orders, injunctive relief and other remedies available at law or in equity (including, without limitation, seeking specific performance or the rescission of purchases, sales and other Transfers not made in strict compliance with this Agreement).

(ii) No Stockholder shall be permitted to Transfer any Shares or participate in any transaction constituting a Deemed Liquidation Event unless the holders of Series A Preferred Stock receive the full amounts that they are entitled to receive pursuant to the Charter in connection with such Deemed Liquidation Event or the entitlement of the holders of Series A Preferred Stock to receive such amounts is waived in accordance with the Charter or the holders of a majority of the outstanding shares of Series A Preferred Stock elect not to participate in such transaction. In the event of a Deemed Liquidation Event, each Stockholder shall use his, her or its best efforts to ensure that the holders of Series A Preferred Stock participating in such transaction receive (out of the proceeds of such Deemed Liquidation Event distributable to the Corporation's stockholders) the full amount that they are entitled to receive pursuant to the Charter in connection with such Deemed Liquidation Event pursuant to the terms set forth in the Charter unless waived in accordance with the Charter.

(iii) Each Stockholder that is an entity that was formed for the sole purpose of directly or indirectly acquiring Shares or that has no substantial assets other than Shares or direct or indirect interests in Shares agrees that (i) certificates for shares of its common stock or other instruments reflecting equity interests in such entity (and the certificates for shares of common stock or other equity interests in any similar entities controlling such entity) will note the restrictions contained in this Agreement on the restrictions on Transfer of shares as if such common stock or other equity interests were Shares, (ii) no shares of such common stock or other equity interests may be Transferred (including any Transfer or issuance by such entity) to any Person other than in accordance with the terms and provisions of this Agreement as if such common stock or other equity interests were Shares and (iii) any Transfer of such common stock or other equity interests shall be deemed to be a transfer of a pro rata number of Shares hereunder.

(d) Termination. The covenants set forth in Sections 3.2, 3.3 and 3.4 shall terminate and be of no further force or effect immediately upon consummation of an IPO.

3.3 Right of First Refusal.

(a) If any Common Stockholder (the "**First Offeror**") proposes to Transfer (other than pursuant to a Permitted Transfer) any Shares to any Third Party, the First Offeror shall, before such Transfer:

(i) Deliver to the Corporation and the holders of Series A Preferred Stock (the "**Other Stockholders**") an offer (the "**First Offer**") to Transfer such Shares upon the terms set forth in this Section 3.3(a), including (A) the number of Shares to which the First Offer relates (the "**Offered Shares**") and the name of the First Offeror, (B) the name and address of the proposed offeree (the "**First Offeree**"), (C) the proposed amount and type of consideration (including, if the consideration consists in whole or in part of non-cash consideration, such information available to the First Offeror as may be reasonably necessary for the Other Stockholders to properly analyze the economic value and investment risk of such non-cash consideration and (D) an agreement from the First Offeree to acquire Shares from such Eligible Stockholders exercising their rights pursuant to and in compliance with Section 3.4. The First Offer shall remain open and irrevocable for a period of 30 days (the "**Acceptance Period**") from the date of its receipt by the Other Stockholders.

(ii) Each Other Stockholder may accept the First Offer and purchase its Pro Rata Amount (based on the number of Shares of Series A Preferred Stock held by such Other Stockholders) of all Offered Shares (with respect to each Other Stockholder, its "**Full Allotment**") by delivering to the First Offeror a notice in writing within the Acceptance Period. Any Other Stockholder purchasing its Full Allotment may also accept the First Offer and purchase its Pro Rata Amount (based on the number of shares of Series A Preferred Stock held by the Other Stockholders purchasing their Full Allotments) of any Shares not so purchased until the earlier of (A) each Stockholder purchasing its Full Allotment is allocated the maximum number of Shares for which it subscribed or (B) all Offered Shares have been subscribed for.

(iii) If (A) the Other Stockholders have not purchased their Full Allotment and (B) any of the Offered Shares have not been subscribed for within the Acceptance Period, the Corporation may accept the First Offer and purchase all or any portion of such remaining Offered Shares by delivering written notice to the First Offeror within fifteen days after the expiration of the Acceptance Period.

(iv) The First Offeror may Transfer any or all of the Offered Shares not purchased by the Other Stockholders or the Corporation, on terms and conditions no more favorable to the First Offeree than are described in the First Offer, within 60 days after expiration of the Acceptance Period. If such Transfer is not made within such 60-day period, the restrictions provided for in this Section 3.3 shall again become effective.

3.4 Co-Sale Rights.

(a) If a Common Stockholder or a holder of Series A Preferred Stock (the "**Co-Sale Offeree**") receives an offer to Transfer (other than pursuant to a Permitted Transfer) any Shares to any Third Party (the "**Co-Sale Offeror**"), the Co-Sale Offeree shall (A) comply with the provisions of Section 3.3 and (B) with respect to any Shares not purchased by the Other Stockholders or the Corporation thereunder, at least 30 days before such Transfer:

(i) Deliver a notice (the "**Co-Sale Notice**") to each holder of Series A Preferred Stock and to each Common Stockholder that sets forth substantially the same information as the First Offer in Section 3.3(a)(i) hereof; *provided, however*, that such Co-Sale Notice shall indicate that the Co-Sale Offeror has been informed of the co-sale rights provided for in this Section 3.4 and has agreed to purchase Shares in accordance with the terms hereof.

(ii) Subject to Section 3.4(e), the Co-Sale Offeree shall not Transfer any Shares to the Co-Sale Offeror unless the holders of Series A Preferred Stock which have not exercised their rights under Section 3.3 and the holders of Common Stock (the "**Eligible Stockholders**") are permitted to Transfer their respective Pro Rata Amount (based on the number of Shares held by the Co-Sale Offeree and all Eligible Stockholders who elect to participate in the Co-Sale) of the aggregate number of Shares to which the co-sale offer relates.

(b) The Co-Sale Offeree shall, in addition to complying with the provisions of this Section 3.4, comply with the other provisions of this Article III (it being understood that the notice contemplated by Section 3.3(a)(i) and the Co-Sale Notice contemplated by this Section 3.4 may be included in a single notice with respect to the holders of Series A Preferred Stock).

(c) Within 30 days after delivery of the Co-Sale Notice, each of the Eligible Stockholders may elect to participate in the proposed Transfer by delivering to such Co-Sale Offeree a notice (the "**Tag-Along Notice**") specifying the number of Shares (up to his, her or its Pro Rata Amount based on the number of Shares held by the Co-Sale Offeree and all Eligible Stockholders who elect to participate in the Co-Sale) with respect to which each Eligible Stockholder shall exercise his, her or its rights under this Section 3.4.

(d) Any Shares requested to be included in any Tag-Along Notice shall be Transferred on at least the same terms and conditions as are set forth in the Co-Sale Notice; *provided, however*, that if both Series A Preferred Stock and Common Stock are being Transferred in connection with such transaction, then the price for each Share to be Transferred shall be determined by the Board (including the approval of the Investor Directors or the holders of a majority of the outstanding shares of Series A Preferred Stock if the Investor Directors are deemed to be interested parties in such determination) assuming (x) the consummation at such time of a Deemed Liquidation Event as if the Shares being Transferred are the only Shares outstanding for cash at an implied valuation of the Corporation based on the purchase price for the Shares set forth in the Co-Sale Notice and (y) the distribution of the proceeds thereof in accordance with the provisions of Section 4.2(b) of the Charter.

(e) To the extent that any Co-Sale Offeror refuses to purchase Shares from an Eligible Stockholder exercising its rights hereunder, the Co-Offeree shall not sell to such Co-Sale Offeror any Shares unless and until, simultaneously with such sale, the Co-Sale Offeree shall purchase such Shares from such Eligible Stockholder in accordance with the terms hereof.

3.5 First Offer Rights.

(a) If the Corporation proposes to offer New Securities to any Person, the Corporation shall, before such offer, deliver to each holder of Series A Preferred Stock (each such holder, an "**Eligible Purchaser**"), an offer notice (the "**Offer**") to issue to such Eligible Purchaser all or a portion of such New Securities upon the terms set forth in this Section 3.5. The Offer shall state that the Corporation proposes to issue New Securities and specify their number and terms (including purchase price). The Offer shall remain open and irrevocable for a period of 30 days (the "**First Offer Period**") from the date of its delivery.

(b) Within the First Offer Period, each Eligible Purchaser may elect to purchase or otherwise acquire, at the price and on the terms specified in the Offer, up to that portion of such New Securities which equals the proportion that shares of Series A Preferred Stock then held by such Eligible Purchaser on an as-converted basis bears to the total shares of Series A Preferred Stock then held by all Eligible Purchasers on an as-converted basis. Each Eligible Purchaser may accept the Offer by delivering to the Corporation a notice (the "**Purchase Notice**") within the First Offer Period. The Purchase Notice shall state the number (the "**First Offer Number**") of New Securities such Eligible Purchaser desires to purchase.

(c) At the expiration of the First Offer Period, the Corporation shall promptly notify each Eligible Purchaser that elects to purchase or acquire all the shares available to it (each, a "**Fully Exercising Holder**") of any other Eligible Purchaser's failure to do likewise. During the ten (10) day period commencing after the Corporation has given such notice, each Fully Exercising Holder may, by giving notice to the Corporation, elect to purchase or acquire (the "**Over-Allotment Option**"), in addition to the number of shares specified above, up to that portion of the New Securities for which Eligible Purchasers were entitled to subscribe but that were not subscribed for by such Eligible Purchaser which is equal to the proportion that the shares of Series A Preferred Stock held by such Fully Exercising Holder on an as-converted basis bears to the shares of Series A Preferred Stock held by all Fully Exercising Holders who wish to purchase such unsubscribed shares on an as-converted basis until the earlier of (i) each Fully Exercising Holder is allocated the maximum number of shares for which it subscribed or (ii) all New Securities has been subscribed for.

(d) If the sum of all First Offer Numbers exceeds the number of New Securities, the New Securities shall be allocated among the Eligible Purchasers that delivered a Purchase Notice in accordance with their respective Pro Rata Amount (based on the number of Shares held by such Eligible Purchaser that delivered a Purchase Notice).

(e) If (A) the Eligible Purchasers have not purchased or acquired all the shares available to them and (B) any of the New Securities have not been subscribed for within the First Offer Period (such remaining New Securities, the "**Remaining New Securities**"), the Corporation shall deliver to each Common Stockholder an offer to purchase all or any portion of the Remaining New Securities (the "**Secondary Offer**"). Each Common Stockholder may each accept the Secondary Offer and purchase all or any portion of the Remaining New Securities by delivering to the Corporation a notice (the "**Secondary Purchase Notice**") within ten (10) days from the date of the Secondary Offer. The Secondary Purchase Notice shall state the number (the "**Secondary First Offer Number**") of New Securities such Common Stockholder desires to purchase.

(f) If the sum of all Secondary First Offer Numbers exceeds the number of Remaining New Securities, the Remaining New Securities shall be allocated among the Common Stockholders that delivered a Secondary Purchase Notice in accordance with their respective Pro Rata Amount (based on the number of Shares held by such Common Stockholders that delivered a Secondary Purchase Notice).

(g) The issuance of New Securities to the Eligible Purchasers who delivered a Purchase Notice shall be made on a business day, as designated by the Corporation, not less than 10 and not more than 30 days after the expiration of the First Offer Period on those terms and conditions of the Offer not inconsistent with this Section 3.5.

(h) If the number of New Securities exceeds the sum of all First Offer Numbers, the number of Shares acquired in the Over-Allotment Option and any Shares acquired by Common Stockholders pursuant to Section 3.5(e), the Corporation may issue such excess or any portion thereof on the terms and conditions of the Offer to any Person within 90 days after expiration of the First Offer Period. If such issuance is not made within such 90-day period, the restrictions provided for in this Section 3.5 shall again become effective.

(i) The covenants set forth in Section 3.5 shall terminate and be of no further force or effect (i) immediately before the consummation of an IPO, (ii) when the Company first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, or (iii) upon a Deemed Liquidation Event, whichever event occurs first.

3.6 Required Participation in Sale of the Corporation/Drag Rights.

(a) In connection with any Deemed Liquidation Event (x) approved by each of (i) the Board, (ii) the holders of a majority of the outstanding shares of Series A Preferred Stock, voting as a separate class and (iii) during the period of five (5) years from the date of this Agreement, solely where such Deemed Liquidation Event values the equity of the Company at less than $[____][1] at the closing of such Deemed Liquidation Event, the holders of a majority of the outstanding shares of Common Stock, voting as a separate class or (y) required pursuant to Section 4.2(f)(i) of the Charter (the Stockholders approving such transaction in accordance with this Section 3.6(a), the "**Transferring Holders**" and such approved transaction, an "**Approved Transaction**"):

(i) each Stockholder and the Corporation shall consent to and raise no objections against the Approved Transaction, and, if such Approved Transaction

[1] AU$107,451,000 to be filled in United State Dollars at the Exchange Rate on the Closing Date (as such terms are defined in the Purchase Agreement).

requires stockholder approval, each Stockholder shall vote (in person, by proxy, or by action by written consent) in favor of, and adopt, such Approved Transaction and shall vote in opposition to any and all other proposals that could reasonably expected to delay or impair the ability of the Corporation to consummate such Approved Transaction;

(ii) if the Approved Transaction is structured as a sale, contribution and/or exchange or issuance of the capital stock of the Corporation (whether by merger, recapitalization, consolidation, Transfer of Equity Securities, or otherwise, as applicable), then each Stockholder hereby waives any dissenters' rights, appraisal rights or similar rights in connection with such Approved Transaction;

(iii) in the case of an Approved Transaction, each Stockholder shall agree to Transfer his, her or its Shares on terms and conditions approved by such Transferring Holders, which shall be on the same terms and conditions as such Transferring Holders (except as permitted by Section 3.6(c)) and hereby waives preemptive or other similar rights with respect to any share issuance to be effected in connection herewith;

(iv) all Stockholders and the Corporation shall take all necessary and desirable actions in connection with the consummation of the Approved Transaction, including the execution of such agreements reasonably necessary to (A) provide the representations, warranties, indemnities, covenants, conditions, escrow agreements and other provisions and agreements relating to such Approved Transaction, (B) if applicable, effectuate the allocation and distribution of the aggregate consideration upon any Approved Transaction as set forth below and (C) if applicable, remove each Director from the Board; *provided* that any such removal shall be effective immediately prior to the closing of the Approved Transaction and, in any event, after the required vote of the Board with respect to the Approved Transaction. The Stockholders shall not be required to comply with, and shall have no rights under, Sections 3.2 through 3.5 in connection with an Approved Transaction;

(v) each Stockholder shall not deposit, and shall cause its Affiliates not to deposit, except as provided in this Agreement, any Shares owned by such Person or Affiliate in a voting trust or subject any Shares to any arrangement or agreement with respect to the voting of such Shares specifically requested to do so by the acquiring party in connection with such Approved Transaction; and

(vi) if the consideration to be paid in exchange for the Shares in connection with such Approved Transaction includes any securities and due receipt thereof by any Stockholder would require under applicable law (A) the registration or qualification of such securities or of any Person as a broker or dealer or agent with respect to such securities or (B) the provision to such Stockholder of any information other than such information as a prudent issuer would generally furnish in an offering made solely to Accredited Investor (as defined in SEC Rule 501 of Regulation D as currently in effect), the Corporation may cause to be paid to any such Stockholder in lieu thereof, against surrender of the Shares which would have otherwise been sold by such Stockholder, an amount in cash equal to the fair market value of the securities (as determined by the Board in its reasonable discretion) which such Stockholder would otherwise receive as of the date of the issuance of such securities in exchange for the Shares.

(b) The Corporation shall provide each Major Stockholder with written notice of any Approved Transaction at least 10 days prior to the consummation thereof.

(c) The obligations of the Stockholders to participate in any Approved Transaction pursuant to this Section 3.6 are subject to the satisfaction of the following conditions:

(i) the allocation and distribution of the aggregate consideration upon any Approved Transaction shall be done in accordance with the Charter, unless the holders of at least a majority of the Series A Preferred Stock elect to receive a lesser amount by written notice given to the Corporation at least 15 days prior to the effective date of any proposed Approved Transaction;

(ii) if any Stockholders of a class of Shares are given an option as to the form and amount of consideration to be received with respect to Shares in a class, all holders of Shares of such class will be given the same option;

(iii) no Stockholder shall be obligated to pay more than his, her or its pro rata amount of expenses based on the consideration received incurred in connection with a consummated Approved Transaction to the extent such expenses are incurred for the benefit of all Stockholders and are not otherwise paid by the Corporation or the acquiring party (expenses incurred by or on behalf of a Stockholder for his, her or its sole benefit not being considered expenses incurred for the benefit of all Stockholders);

(iv) in the event that the Stockholders are required to provide any indemnities in connection with a proposed Approved Transaction (other than indemnities on a several basis concerning each Stockholder's valid ownership of his, her or its Shares, free of all liens and encumbrances, enforceability of transaction documents and each Stockholder's authority, power, and right to enter into and consummate agreements relating to such Approved Transaction without violating applicable law or any other agreement (collectively, the "**Stockholder Representations**")), then such liability for indemnification shall be several and not joint, each Stockholder shall not be liable (a) for the inaccuracy of any representation or warranty made by any other Person other than the Corporation as described herein (except in respect of amounts placed in escrow to cover breaches of representations and warranties by the Corporation as well as the Stockholder Representations provided by all Stockholders) or (b) for more than his, her or its pro rata amount (based on the consideration received) of any liability for misrepresentation or indemnity (except in respect of the Stockholder

Representations and any amounts placed in escrow to cover breaches of representations and warranties by the Corporation as well as the Stockholder Representations provided by all Stockholders) and such liability shall not exceed the total consideration received by such Stockholder (net of broker fees) from such purchaser for his, her or its Shares;

(v) any representations and warranties to be made by such Stockholder in connection with a proposed Approved Transaction are limited to the Stockholder Representations;

(vi) no Stockholder, other than any Key Stockholder, shall be required to enter into, or be bound by, any restriction on competition or solicitation or other similar restriction.

(d) Each Stockholder hereby grants an irrevocable proxy and power of attorney to any nominee of the Corporation (which may be a Stockholder) (the "**Nominee**") to take all necessary actions and execute and deliver all documents deemed necessary and appropriate by such Person to effectuate the consummation of any Approved Transaction in accordance with this Section 3.6 if and only if such Stockholder fails to take such actions. The Stockholders hereby indemnify, defend and hold the Nominee harmless (severally in accordance with their pro rata share of the consideration received in any such Approved Transaction (and not jointly and severally)) against all liability, loss or damage, together with all reasonable costs and expenses (including reasonable legal fees and expenses), relating to or arising from its exercise of the proxy and power of attorney granted hereby. The proxy and power of attorney granted under this Section 3.6 shall be in addition to, and shall not be deemed to supersede or revoke, any other proxy granted hereunder, including pursuant to Section 2.1(d). This proxy and power of attorney shall not, without the prior written consent of the Nominee, be superseded or revoked by any proxy or power of attorney granted by such Stockholder simultaneously herewith or subsequent hereto. Each party hereto hereby revokes any and all previous proxies or powers of attorney with respect to the Shares and shall not hereafter, unless and until this Agreement terminates, purport to grant or grant any other proxy or power of attorney with respect to any of the Shares, deposit any of the Shares into a voting trust or enter into any agreement (other than this Agreement), arrangement or understanding with any Person, directly or indirectly, to vote, grant any proxy or give instructions with respect to the voting of any of the Shares, in each case, with respect to any of the matters set forth herein.

3.7 Failure to Deliver Shares. If any Stockholder (a "**Required Transferor**") becomes obligated to sell any Shares to one or more of the other Stockholders under this Agreement and fails to deliver such Shares in accordance with the terms of this Agreement, each purchasing Stockholder may, at its or their option, upon 10 days' prior written notice to the Corporation and the Required Transferor, in addition to all other remedies it may have, send to the Corporation, for the benefit of the Required Transferor, the purchase price for such Shares as is herein specified. Thereupon, the Corporation, upon written notice to the Required Transferor, shall, (a) cancel on its books the certificate(s) representing the Shares to be sold and (b) issue, in lieu thereof, in the name of such purchasing Stockholder, a new certificate representing such Shares, and thereupon all of the Required Transferor's rights in and to such Shares shall terminate. The Corporation shall pay or tender the proceeds paid by the purchasing Stockholder to the Required Transferor upon surrender of certificates for such Shares.

3.8 No Conflicting Agreements. No Stockholder shall enter into any agreements or arrangements of any kind with any Person with respect to any Shares or other Equity Securities of the Corporation that prohibit such Stockholder from complying with the applicable provisions of this Agreement (whether or not such agreements or arrangements are with other Stockholders or with Persons that are not party to this Agreement).

3.9 Confidentiality. Each Stockholder shall maintain the confidentiality of all information regarding the Stockholders and the Corporation (including information regarding any Person in which the Corporation holds, or contemplates acquiring, any investments) received by such Stockholder pursuant to this Agreement and shall use such information solely in connection with monitoring such Stockholder's investment in the Corporation. Notwithstanding the foregoing, each Stockholder may disclose such information (a) to its officers, directors, managers, consultants, attorneys and accountants so long as such Persons are advised of the confidentiality provisions of this Section 3.9 and so long as such Stockholder shall remain liable for any breach of this Section 3.9 by such Person, (b) as required by legal process, law or any governmental, administrative or regulatory authority, (c) in connection with any required governmental, administrative or regulatory filing or periodic examination by a governmental regulatory authority with jurisdiction over such Stockholder or in connection with any litigation involving such Stockholder and the Corporation or another Stockholder, (d) to the extent that the information can be established by such Stockholder to have been rightfully received by such Stockholder from a third party without confidentiality limitations or to have been rightfully in such Stockholder's possession prior to the Corporation's conveyance of such information to such Stockholder, (e) to the extent that the information provided by the Corporation is otherwise generally available in the public domain or (f) to its Affiliates, members and their respective partners, (g) to its investors and, with the prior written approval of the Board, to its prospective investors and funding sources, (h) to a First Offeree in connection with a transaction pursuant to Section 3.3, (i) to a Co-Sale Offeror in connection with a co-sale transaction pursuant to Section 3.4, and (j) solely in the case of the Investor, (i) as required or permitted under the terms of the limited partnership or other organizational documents of the Investor or its Affiliates in the ordinary course of reporting to its equityholders, (ii) to its investors, prospective investors and funding sources or other interested Persons, and (iii) in connection with the marketing of investment funds managed or advised, directly or indirectly, by the Investor or its Affiliates . To the extent permitted to do so, each Stockholder hereby agrees to notify the Board in the event of any request for disclosure pursuant to clauses (b) and (c) above and authorizes representatives from the Board to appear and contest any request for any disclosure pursuant to clauses (a) and (c) above. The parties hereto expressly acknowledge and understand that the Investor is, and/or is affiliated with, a private equity fund under management that invests in or acquires companies. Accordingly, (x) nothing herein shall be construed to limit or prevent in any manner, such Investor or any of its Affiliates from investing in or acquiring (or considering investing in or acquiring) any entity, even those engaged in the same or related business as the Corporation, and (y) no such investment or acquisition shall constitute a breach of this Agreement in any respect. For the avoidance of doubt, the Investor Directors or observer elected by the Investor may report to the Investor information disclosed to such Investor Directors or observer in such capacity.

ARTICLE IV

INFORMATION RIGHTS

4.1 Access. The Corporation and its Subsidiaries shall afford to each Major Stockholder (provided that the Board has not reasonably determined that such Major Stockholder is a competitor of the Corporation and provided further that the Investor shall not be deemed to be a competitor of the Corporation) and its authorized employees, counsel, accountants and other representatives, (a) full access at the Corporation's and its Subsidiaries' offices and to true and correct copies of (i) all of its and their books of account, records and properties (including the opportunity to inspect its and their properties at such times as such Major Stockholder may reasonably request) and (ii) all documents, reports financial data and other information as such Major Stockholder may reasonably request (including any information necessary to comply with 22 U.S.C. §§ 3102, 3103 and 3104), in each case, during normal business hours and (b) solely with respect to the Investor, the opportunity to interview, consult with and advise any officer or director, representative, accountant, and other advisor of the Corporation or any of its Subsidiaries regarding the Corporation's or such Subsidiary's affairs, including, without limitation and upon reasonable notice, the opportunity to meet with the Chief Executive Officer of the Corporation at least once per fiscal year during normal business hours (and at a time that is reasonably acceptable to the Chief Executive Officer of the Corporation and the Investor) and without any undue interruption to the business of the Corporation and its Subsidiaries. The Corporation shall not be obligated pursuant to this Article IV to provide access to any information that it reasonably and in good faith considers to be a trade secret or confidential information (unless covered by an enforceable confidentiality agreement, in form acceptable to the Corporation) or the disclosure of which would adversely affect the attorney-client privilege between the Corporation and its counsel.

4.2 Budget. Within 30 days prior to the beginning of each fiscal year, the Corporation shall deliver to such Major Stockholders (provided that the Board has not reasonably determined that such Major Stockholder is a competitor and provided further that the Investor shall not be deemed to be a competitor of the Corporation) monthly and annual management projections (including monthly key performance indicators) and budgets for the Corporation and its Subsidiaries for such fiscal period, in form, methodology, and level of detail reasonably satisfactory to the Investor (each, a "**Budget**").

4.3 Financial Reporting. The Corporation shall deliver to each Major Stockholder (provided that the Board has not reasonably determined that such Major Stockholder is a competitor of the Corporation and provided further that the Investor shall not be deemed to be a competitor of the Corporation) the following:

(a) within 7 business days after the end of each quarter, a good faith estimate of the Chief Executive Officer of the Corporation regarding the Corporation's revenue, gross profit, earnings before interest, taxes, depreciation and amortization, cash balance and debt balance for such period, provided, however, that the Corporation will not be required to deliver such estimates for the first (1st) quarter immediately following the date of this Agreement;

(b) within 20 business days after the end of each month and within 45 days of the end of each quarter, (i) the consolidated unaudited balance sheet of the Corporation and its Subsidiaries at the end of such period, (ii) the consolidated unaudited statements of income and cash flows of the Corporation and its Subsidiaries for such period, (iii) the unaudited comparative statements of income of the Corporation and its Subsidiaries for the year-to-date and the current Budget for the year-to-date, each as of the last day of such period; (iv) an unaudited schedule of total expenses by account for such period; and (v) the quarterly reporting package in the format of Exhibit A;

(c) within 120 days after the end of each fiscal year of the Corporation, (i) the consolidated balance sheet of the Corporation and its Subsidiaries at the end of such fiscal year, together with comparison to the current Budget for the year-to-date, (ii) the consolidated statements of income and cash flows of the Corporation and its Subsidiaries for such fiscal year, together with comparison to the current Budget for the year-to-date, and (iii) an audit report of a firm acceptable to the holders of a majority of Series A Preferred Stock of independent certified public accountants on such financial statements;

(d) to the extent the Corporation is required by law or pursuant to the terms of any outstanding indebtedness of the Corporation to prepare such reports, any annual reports, quarterly reports and other periodic reports pursuant to Sections 13 or 15(d) of the Securities and Exchange Act of 1934, as amended (the "**Exchange Act**"), actually prepared by the Corporation, once filed by the Corporation;

(e) all written business plans of the Corporation;

(f) notice of any material litigation involving the Corporation or any of its Subsidiaries; and

(g) such other information as may be requested by such Major Stockholder.

All financial statements to be delivered under this Section 4.3 shall be presented in accordance with the books and records of the Corporation and shall have been prepared in accordance with GAAP, except as otherwise noted therein, and subject to the absence of footnotes and to year-end adjustments. At any time at which the Corporation has any subsidiaries or controlled Affiliates, all such financial statements shall be the consolidated financial statements of the Corporation and such Subsidiaries and, if required by GAAP, such controlled Affiliates.

4.4 Termination of Information Rights. The covenants set forth in Article IV shall terminate and be of no further force or effect (i) immediately before the consummation of an IPO, (ii) when the Corporation first becomes subject to the periodic reporting requirements of Section 12(g) or 15(d) of the Exchange Act, or (iii) upon a Deemed Liquidation Event, whichever event occurs first.

ARTICLE V

REGISTRATION RIGHTS

5.1 Demand Registration.

(a) Form S-1 Demand. If at any time after the earlier of (A) five (5) years from the date of this Agreement or (B) one hundred eighty (180) days after the Registration Date, the Corporation receives a request from the holders of a majority of the outstanding shares of Series A Preferred Stock (such holders, the "**Initiating Holders**") that the Corporation file a Form S-1 registration statement with respect to outstanding Registrable Securities of such holders, and if the anticipated aggregate offering price would exceed $15,000,000, then the Corporation shall (i) within ten (10) days after the date such request is given, give notice thereof (the "**Demand Notice**") to all Major Stockholders other than such Initiating Holders; and (ii) as soon as practicable, and in any event within sixty (60) days after the date such request is given by such Initiating Holders, file a Form S-1 registration statement under the Securities Act covering all Registrable Securities that the Initiating Holders requested to be registered and any additional Registrable Securities requested to be included in such registration by any Major Stockholder, as specified by notice given by each such Major Stockholder to the Corporation within twenty (20) days of the date the Demand Notice is given, and in each case, subject to the limitation of Section 5.1(c) and Section 5.3 herein; *provided, however*, that such Initiating Holders may not invoke this right more than twice.

(b) Form S-3 Demand. If at any time when it is eligible to use a Form S-3 registration statement, the Corporation receives a request from the Initiating Holders that the Corporation file a Form S-3 registration statement with respect to outstanding Registrable Securities of such Stockholders having an anticipated aggregate offering price of at least $5,000,000, then the Corporation shall (i) within ten (10) days after the date such request is given, give a Demand Notice to all Major Stockholders other than the Initiating Holders; and (ii) as soon as practicable, and in any event within forty-five (45) days after the date such request is given by the Initiating Holders, file a Form S-3 registration statement under the Securities Act covering all Registrable Securities requested to be included in such registration by the Initiating Holders and by any other Major Stockholders, as specified by notice given by each such Major Stockholders to the Corporation within twenty (20) days of the date the Demand Notice is given, and in each case, subject to the limitations of Section 5.1(c) and Section 5.3 herein.

(c) Notwithstanding the foregoing obligations, if the Corporation furnishes to the Initiating Holders requesting a registration pursuant to this Section 5.1 a certificate signed by the Corporation's chief executive officer stating that in the good faith judgment of the Board it would be materially detrimental to the Corporation and its stockholders for such registration statement to either become effective or remain effective for as long as such registration statement otherwise would be required to remain effective, because such action would (i) materially interfere with a significant acquisition, corporate reorganization, or other similar transaction involving the Corporation; (ii) require premature disclosure of material information that the Corporation has a bona fide business purpose for preserving as confidential; or (iii) render the Corporation unable to comply with requirements under the Securities Act or

Exchange Act; or (iv) otherwise be materially detrimental to the Corporation, then the Corporation shall have the right to defer taking action with respect to such filing, and any time periods with respect to filing or effectiveness thereof shall be tolled correspondingly, for a period of not more than ninety (90) days after the request of the Initiating Holders is given; *provided, however*, that the Corporation may not invoke this right more than twice in any twelve (12) month period; and *provided, further*, that the Corporation shall not register any securities for its own account or that of any other stockholder during such ninety (90) day period other than an Excluded Registration.

(d) The Corporation shall not be obligated to effect, or to take any action to effect, any registration pursuant to Section 5.1(a) (i) during the period that is ninety (90) days before the Corporation's good faith estimate of the date of filing of, and ending on a date that is one hundred eighty (180) days after the effective date of, a Corporation-initiated registration, *provided*, that the Corporation is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective; (ii) after the Corporation has effected two (2) registrations pursuant to Section 5.1(a); or (iii) if the Initiating Holders propose to dispose of shares of Registrable Securities that may be immediately registered on Form S-3 pursuant to a request made pursuant to Section 5.1(b). The Corporation shall not be obligated to effect, or to take any action to effect, any registration pursuant to Section 5.1(b) during the period that is sixty (60) days before the Corporation's good faith estimate of the date of filing of, and ending on a date that is ninety (90) days after the effective date of, a Corporation-initiated registration, *provided*, that the Corporation is actively employing in good faith commercially reasonable efforts to cause such registration statement to become effective; or after the Corporation has effected two (2) registrations pursuant to Section 5.1(b) in any twelve-month period. A registration shall not be counted as "effected" for purposes of this Section 5.1(d) until such time as the applicable registration statement has been declared effective by the SEC, unless the Initiating Holders withdraw their request for such registration, elect not to pay the registration expenses therefor, and forfeit their right to demand registration statement pursuant to Section 5.6, in which case such withdrawn registration statement shall be counted as "effected" for purposes of this Section 5.1(d).

5.2 Corporation Registration. If the Corporation proposes to register any of its securities under the Securities Act in connection with the public offering of such securities solely for cash (other than in an Excluded Registration), the Corporation shall, at such time, promptly give each Major Stockholder notice of such registration. Upon the request of each Major Stockholder given within twenty (20) days after such notice is given by the Corporation, the Corporation shall, subject to the provisions of Section 5.3, cause to be registered all of the Registrable Securities that each such Major Stockholder has requested to be included in such registration. The Corporation shall have the right to terminate or withdraw any registration initiated by it under this Section 5.2 before the effective date of such registration, whether or not any Major Stockholder has elected to include Registrable Securities in such registration. The expenses (other than Selling Expenses) of such withdrawn registration shall be borne by the Corporation in accordance with Section 5.6.

5.3 Underwriting Requirements.

(a) If, pursuant to Section 5.1, the Initiating Holders intend to distribute the Registrable Securities covered by their request by means of an underwriting, they shall so advise the Corporation as a part of their request made pursuant to Section 5.1, and the Corporation shall include such information in the Demand Notice. The underwriter(s) will be selected by the Corporation, subject only to the reasonable approval of the holders of a majority of the shares held by the Initiating Holders. In such event, the right of any Major Stockholder to include such Major Stockholder's Registrable Securities in such registration shall be conditioned upon such Major Stockholder's participation in such underwriting and the inclusion of such Major Stockholder's Registrable Securities in the underwriting to the extent provided herein. All Major Stockholders proposing to distribute their securities through such underwriting shall (together with the Corporation as provided in Section 5.4(e)) enter into an underwriting agreement in customary form with the underwriter(s) selected for such underwriting. Notwithstanding any other provision of this Section 5.3, if the managing underwriter(s) advise(s) the Initiating Holders in writing that marketing factors require a limitation on the number of shares to be underwritten, then the Initiating Holders shall so advise all Major Stockholders that otherwise would be underwritten pursuant hereto, and the number of Registrable Securities that may be included in the underwriting shall be allocated among such holders of Registrable Securities, including the Initiating Holders, in proportion (as nearly as practicable) to the number of Registrable Securities owned by each holder or in such other proportion as shall mutually be agreed to by all such selling holders: *provided, however*, that the number of Registrable Securities held by any Initiating Holder to be included in such underwriting shall not be reduced unless all other securities are first entirely excluded from the underwriting. To facilitate the allocation of shares in accordance with the above provisions, the Corporation or the underwriters may round the number of shares allocated to any holder to the nearest one hundred (100) shares.

(b) In connection with any offering involving an underwriting of shares of the Corporation's capital stock pursuant to Section 5.2, the Corporation shall not be required to include any of the holders' Registrable Securities in such underwriting unless the holders accept the terms of the underwriting as agreed upon between the Corporation and its underwriters, and then only in such quantity as the underwriters in their sole discretion determine will not jeopardize the success of the offering by the Corporation. If the total number of securities, including Registrable Securities, requested by stockholders to be included in such offering exceeds the number of securities to be sold (other than by the Corporation) that the underwriters in their reasonable discretion determine is compatible with the success of the offering, then the Corporation shall be required to include in the offering only that number of such securities, including Registrable Securities, which the underwriters and the Corporation in their sole discretion determine will not jeopardize the success of the offering. If the underwriters determine that less than all of the Registrable Securities requested to be registered can be included in such offering, then the Registrable Securities that are included in such offering shall be allocated among such selling holders in proportion (as nearly as practicable) to the number of Registrable Securities owned by each selling holder on an as-converted basis or in such other proportions as shall mutually be agreed to by all such selling holders; *provided, however*, that the number of Registrable Securities held by the Investor to be included in such underwriting shall not be reduced unless all other securities (other than securities sold by the Corporation) are first excluded from the underwriting. To facilitate the allocation of shares in accordance with the above provisions, the Corporation or the underwriters may round the number of shares allocated to any holder to the nearest one hundred (100) shares. Notwithstanding the foregoing, in no event shall (i) the number of Registrable Securities held by the Major Stockholders included in the offering be reduced unless all other securities (other than securities to be sold by the Corporation) are first entirely excluded from the offering, or (ii) the number of Registrable Securities included in the offering be reduced below thirty percent (30%) of the total number of securities included in such offering, unless such offering is the IPO, in which case the selling holders may be excluded further if the underwriters make the determination described above and no other stockholder's securities are included in such offering. For purposes of the provision in this Section 5.3(b) concerning apportionment, for any selling holder that is a partnership, limited liability Corporation, or corporation, the partners, members, retired partners, retired members, stockholders, and Affiliates of such holder, or the estates and immediate family members of any such partners, retired partners, members, and retired members and any trusts for the benefit of any of the foregoing Persons, shall be deemed to be a single "selling holder," and any pro rata reduction with respect to such "selling holder" shall be based upon the aggregate number of Registrable Securities owned by all Persons included in such "selling," as defined in this sentence.

(c) For purposes of Section 5.1, a registration shall not be counted as "effected" if, as a result of an exercise of the underwriter's cutback provisions in Section 5.3(a), fewer than fifty percent (50%) of the total number of Registrable Securities that holders have requested to be included in such registration statement are actually included in such registration.

5.4 Obligations of the Corporation. Whenever required under this Article V to effect the registration of any Registrable Securities, the Corporation shall, as expeditiously as reasonably possible:

(a) Prepare and file with the SEC a registration statement with respect to such Registrable Securities and use its commercially reasonable efforts to cause such registration statement to become effective and, upon the request of the holders of a majority of the Registrable Securities registered thereunder, keep such registration statement effective for a period of up to one hundred twenty (120) days or, if earlier, until the distribution contemplated in the registration statement has been completed; *provided, however*, that (i) such one hundred twenty (120) day period shall be extended for a period of time equal to the period the holder refrains, at the request of an underwriter of Common Stock (or other securities) of the Corporation, from selling any securities included in such registration, and (ii) in the case of any registration of Registrable Securities on Form S-3 that are intended to be offered on a continuous or delayed basis, subject to compliance with applicable SEC rules, such one hundred twenty (120) day period shall be extended for up to a total period of eighteen (18) months, if necessary, to keep the registration statement effective until all such Registrable Securities are sold;

(b) Prepare and file with the SEC such amendments and supplements to such registration statement, and the prospectus used in connection with such registration statement, as may be necessary to comply with the Securities Act in order to enable the disposition of all securities covered by such registration statement;

(c) Furnish to the selling holders such numbers of copies of a prospectus, including a preliminary prospectus, as required by the Securities Act, and such other documents as the holders may reasonably request in order to facilitate their disposition of their Registrable Securities;

(d) Use its commercially reasonable efforts to register and qualify the securities covered by such registration statement under such other securities or blue-sky laws of such jurisdictions as shall be reasonably requested by the selling holders; *provided* that the Corporation shall not be required to qualify to do business or to file a general consent to service of process in any such states or jurisdictions, unless the Corporation is already subject to service in such jurisdiction and except as may be required by the Securities Act;

(e) In the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the underwriter(s) of such offering;

(f) Use its commercially reasonable efforts to cause all such Registrable Securities covered by such registration statement to be listed on a national securities exchange or trading system and each securities exchange and trading system (if any) on which similar securities issued by the Corporation are then listed;

(g) Provide a transfer agent and registrar for all Registrable Securities registered pursuant to this Agreement and provide a CUSIP number for all such Registrable Securities, in each case not later than the effective date of such registration;

(h) Promptly make available for inspection by the selling holders, any managing underwriter(s) participating in any disposition pursuant to such registration statement, and any attorney or accountant or other agent retained by any such underwriter or selected by the selling holders, all financial and other records, pertinent corporate documents, and properties of the Corporation, and cause the Corporation's officers, directors, employees, and independent accountants to supply all information reasonably requested by any such seller, underwriter, attorney, accountant, or agent, in each case, as necessary or advisable to verify the accuracy of the information in such registration statement and to conduct appropriate due diligence in connection therewith;

(i) Notify each selling holder, promptly after the Corporation receives notice thereof, of the time when such registration statement has been declared effective or a supplement to any prospectus forming a part of such registration statement has been filed; and

(j) After such registration statement becomes effective, notify each selling holder of any request by the SEC that the Corporation amend or supplement such registration statement or prospectus.

5.5 Furnish Information. It shall be a condition precedent to the obligations of the Corporation to take any action pursuant to this Article V with respect to the Registrable Securities of any selling holder that such holder shall furnish to the Corporation such information regarding itself, the Registrable Securities held by it, and the intended method of disposition of such securities as is reasonably required to effect the registration of such holder's Registrable Securities.

5.6 Expenses of Registration. All expenses (other than Selling Expenses) incurred in connection with registrations, filings, or qualifications pursuant to this Article V, including all registration, filing, and qualification fees; printers' and accounting fees; fees and disbursements of counsel for the Corporation; and the reasonable fees and disbursements, not to exceed $50,000, of one counsel for the selling holders, shall be borne and paid by the Corporation; *provided, however*, that the Corporation shall not be required to pay for any expenses of any registration proceeding begun pursuant to Section 5.1 if the registration request is subsequently withdrawn at the request of the holders of a majority of the Registrable Securities to be registered (in which case all selling holders shall bear such expenses pro rata based upon the number of Registrable Securities that were to be included in the withdrawn registration), unless the holders of a majority of the Registrable Securities agree to forfeit their right to one registration pursuant to Section 5.1(a) or Section 5.1(b), as the case may be; *provided, further*, that if, at the time of such withdrawal, such holders shall have learned of a material adverse change in the condition, business, or prospects of the Corporation arising after their request and have withdrawn the request with reasonable promptness after learning of such information, then the holders shall not be required to pay any of such expenses and shall not forfeit their right to one registration pursuant to Section 5.1(a) or Section 5.1(b). All Selling Expenses relating to Registrable Securities registered pursuant to this Article V shall be borne and paid by the holders pro rata on the basis of the number of Registrable Securities registered on their behalf.

5.7 Delay of Registration. No holder shall have any right to obtain or seek an injunction restraining or otherwise delaying any registration pursuant to this Agreement as the result of any controversy that might arise with respect to the interpretation or implementation of this Article V.

5.8 Indemnification. If any Registrable Securities are included in a registration statement under this Article V or otherwise in connection with any registration of Registrable Securities:

(a) To the extent permitted by law, the Corporation will indemnify and hold harmless each selling holder, and the partners, members, officers, directors, and stockholders of each such holder; legal counsel and accountants for each such holder; any underwriter (as defined in the Securities Act) for each such holder; and each Person, if any, who controls such holder or underwriter within the meaning of the Securities Act or the Exchange Act, against any damages, and the Corporation will pay to each such holder, underwriter, controlling Person, or other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which damages may result, as such expenses are incurred; *provided, however*, that the indemnity agreement contained in this Section 5.8(a) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Corporation, which consent shall not be unreasonably withheld, nor shall the Corporation be liable for any damages to the extent that they arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of any such holder, underwriter, controlling Person, or other aforementioned Person expressly for use in connection with such registration.

(b) To the extent permitted by law, each selling holder, severally and not jointly, will indemnify and hold harmless the Corporation, and each of its directors, each of its officers who has signed the registration statement, each Person (if any), who controls the Corporation within the meaning of the Securities Act, legal counsel and accountants for the Corporation, any underwriter (as defined in the Securities Act), any other holder selling securities in such registration statement, and any controlling Person of any such underwriter or other holder, against any damages, in each case only to the extent that such damages arise out of or are based upon actions or omissions made in reliance upon and in conformity with written information furnished by or on behalf of such selling holder expressly for use in connection with such registration; and each such selling holder will pay to the Corporation and each other aforementioned Person any legal or other expenses reasonably incurred thereby in connection with investigating or defending any claim or proceeding from which damages may result, as such expenses are incurred; *provided, however*, that the indemnity agreement contained in this Section 5.8(b) shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the holder, which consent shall not be unreasonably withheld; and *provided further* that in no event shall the aggregate amounts payable by any holder by way of indemnity or contribution under Sections 5.8(b) and 5.8(d) exceed the proceeds from the offering received by such holder (net of any Selling Expenses paid by such holder), except in the case of fraud or willful misconduct by such holder.

(c) Promptly after receipt by an indemnified party under this Section 5.8 of notice of the commencement of any action (including any governmental action) for which a party may be entitled to indemnification hereunder, such indemnified party will, if a claim in respect thereof is to be made against any indemnifying party under this Section 5.8, give the indemnifying party notice of the commencement thereof. The indemnifying party shall have the right to participate in such action and, to the extent the indemnifying party so desires, participate jointly with any other indemnifying party to which notice has been given, and to assume the defense thereof with counsel mutually satisfactory to the parties; *provided, however*, that an indemnified party (together with all other indemnified parties that may be represented without conflict by one counsel) shall have the right to retain one separate counsel, with the fees and expenses to be paid by the indemnifying party, if representation of such indemnified party by the counsel retained by the indemnifying party would be inappropriate due to actual or potential differing interests between such indemnified party and any other party represented by such counsel in such action. The failure to promptly give notice to the indemnifying party will not relieve it of any liability that it may have to any indemnified party otherwise than under this Section 5.8, except to the extent the indemnifying party is materially prejudiced by such delay.

(d) To provide for just and equitable contribution to joint liability under the Securities Act in any case in which either (i) any party otherwise entitled to indemnification hereunder makes a claim for indemnification pursuant to this Section 5.8 but it is judicially determined (by the entry of a final judgment or decree by a court of competent jurisdiction and the expiration of time to appeal or the denial of the last right of appeal) that such indemnification may not be enforced in such case, notwithstanding the fact that this Section 5.8 provides for indemnification in such case, or (ii) contribution under the Securities Act may be required on the part of any party hereto for which indemnification is provided under this Section 5.8, then, and in each such case, such parties will contribute to the aggregate losses, claims, damages, liabilities, or expenses to which they may be subject (after contribution from others) in such proportion as is appropriate to reflect the relative fault of each of the indemnifying party and the indemnified party in connection with the statements, omissions, or other actions that resulted in such loss, claim, damage, liability, or expense, as well as to reflect any other relevant equitable considerations. The relative fault of the indemnifying party and of the indemnified party shall be determined by reference to, among other things, whether the untrue or allegedly untrue statement of a material fact, or the omission or alleged omission of a material fact, relates to information supplied by the indemnifying party or by the indemnified party and the parties' relative intent, knowledge, access to information, and opportunity to correct or prevent such statement or omission; *provided, however*, that, in any such case, (A) no holder will be required to contribute any amount in excess of the public offering price of all such Registrable Securities offered and sold by such holder pursuant to such registration statement, and (B) no Person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) will be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation; and *provided further* that in no event shall a holder's liability pursuant to this Section 5.8(d), when combined with the amounts paid or payable by such holder pursuant to Section 5.8(b), exceed the proceeds from the offering received by such holder (net of any Selling Expenses paid by such holder), except in the case of willful misconduct or fraud by such holder.

(e) Notwithstanding the foregoing, to the extent that the provisions on indemnification and contribution contained in the underwriting agreement entered into in connection with the underwritten public offering are in conflict with the foregoing provisions, the provisions in the underwriting agreement shall control.

(f) Unless otherwise superseded by an underwriting agreement entered into in connection with the underwritten public offering, the obligations of the Corporation and holders under this Section 5.8 shall survive the completion of any offering of Registrable Securities in a registration under this Article V, and otherwise shall survive the termination of this Agreement.

5.9 Reports Under Exchange Act. With a view to making available to the holders the benefits of Rule 144 under the Securities Act and any other rule or regulation of the SEC that may at any time permit a holder to sell securities of the Corporation to the public without registration or pursuant to a registration on Form S-3, the Corporation shall:

(a) make and keep available adequate current public information, as those terms are understood and defined in Rule 144 under the Securities Act, at all times after the effective date of the registration statement filed by the Corporation for the IPO;

(b) use commercially reasonable efforts to file with the SEC in a timely manner all reports and other documents required of the Corporation under the Securities Act and the Exchange Act (at any time after the Corporation has become subject to such reporting requirements); and

(c) furnish to any holder, so long as such holder owns any Registrable Securities, forthwith upon request (i) to the extent accurate, a written statement by the Corporation that it has complied with the reporting requirements of SEC Rule 144 (at any time after ninety (90) days after the effective date of the registration statement filed by the Corporation for the IPO), the Securities Act, and the Exchange Act (at any time after the Corporation has become subject to such reporting requirements), or that it qualifies as a registrant whose securities may be resold pursuant to Form S-3 (at any time after the Corporation so qualifies) and (ii) such other information as may be reasonably requested in availing any holder of any rule or regulation of the SEC that permits the selling of any such securities without registration (at any time after the Corporation has become subject to the reporting requirements under the Exchange Act) or pursuant to Form S-3 (at any time after the Corporation so qualifies to use such form).

5.10 Limitations on Subsequent Registration Rights. From and after the date of this Agreement, the Corporation shall not, without the prior written consent of the holders of a majority of the Registrable Securities (including the holders of a majority of the outstanding shares of Series A Preferred Stock), enter into any agreement with any holder or prospective holder of any securities of the Corporation that allow such holder or prospective holder to include such securities in any registration unless, under the terms of such agreement, such holder or prospective holder may include such securities in any such registration only to the extent that the inclusion of such securities will not reduce the number of the Registrable Securities of the holders that are included.

5.11 "Market Standoff" Agreement.

(a) Each Stockholder hereby agrees that it will not, without the prior written consent of the managing underwriter, during the period commencing on the date of the final prospectus relating to (1) the registration by the Corporation of its Common Stock or any other equity securities under the Securities Act or (2) an IPO, and ending on the date specified by the Corporation and the managing underwriter (such period not to exceed (i) one hundred eighty (180) days, which period may be extended upon the request of the managing underwriter, to the extent required by any FINRA rules, for an additional period of up to fifteen (15) days if the Corporation issues or proposes to issue an earnings or other public release within fifteen (15) days of the expiration of the 180-day lockup period, (A) lend; offer; pledge; sell; contract to sell; sell any option or contract to purchase; purchase any option or contract to sell; grant any option, right, or warrant to purchase; or otherwise transfer or dispose of, directly or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable (directly or indirectly) for Common Stock held immediately before the effective date of the registration statement for any such offering or (B) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of such securities, whether any such transaction described in clause (A) or (B) above is to be settled by delivery of Common Stock or other securities, in cash, or otherwise. The foregoing provisions of this Section 5.11 shall not apply to the sale of any shares to an underwriter pursuant to an underwriting agreement, shall be applicable to the holders only if all officers and directors are subject to the same restrictions and the Corporation uses commercially reasonable efforts to obtain a similar agreement from all stockholders individually owning more than one percent (1%) of the Corporation's outstanding Common Stock (after giving effect to conversion into Common Stock of all outstanding Preferred Stock). The underwriters in connection with such registration are intended third party beneficiaries of this Section 5.11 and shall have the right, power, and authority to enforce the provisions hereof as though they were a party hereto. Each holder further agrees to execute such agreements as may be reasonably requested by the underwriters in connection with such registration that are consistent with this Section 5.11 or that are necessary to give further effect thereto. Any discretionary waiver or termination of the restrictions of any or all of such agreements by the Corporation or the underwriters shall apply pro rata to all holders subject to such agreements, based on the number of shares subject to such agreements.

(b) In order to enforce the foregoing covenants of this Section 5.11, the Corporation may impose stop-transfer instructions with respect to the Registrable Securities of each holder (and transferees and assignees thereof) until the end of such lock-up period.

5.12 Restrictions on Transfer.

(a) The Registrable Securities shall not be sold, pledged, or otherwise transferred, and the Corporation shall not recognize and shall issue stop-transfer instructions to its transfer agent with respect to any such sale, pledge, or transfer, except upon the conditions specified in this Section 5.12, which conditions are intended to ensure compliance with the provisions of the Securities Act. A transferring holder will cause any proposed purchaser, pledgee, or transferee of the Registrable Securities held by such holder to agree to take and hold such securities subject to the provisions and upon the conditions specified in this Agreement.

(b) Each certificate or instrument representing, (i) the Registrable Securities and (ii) any other securities issued in respect of the Registrable Securities upon any stock split, stock dividend, recapitalization, merger, consolidation, or similar event, shall (unless otherwise permitted by the provisions of Section 5.12(c)) be stamped or otherwise imprinted with a legend substantially in the following form:

> THE SECURITIES REPRESENTED HEREBY HAVE BEEN ACQUIRED FOR INVESTMENT AND HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933. SUCH SHARES MAY NOT BE SOLD, PLEDGED, OR TRANSFERRED IN THE ABSENCE OF SUCH REGISTRATION OR A VALID EXEMPTION FROM THE REGISTRATION AND PROSPECTUS DELIVERY REQUIREMENTS OF SAID ACT.
>
> THE SECURITIES REPRESENTED HEREBY MAY BE TRANSFERRED ONLY IN ACCORDANCE WITH THE TERMS OF A CERTAIN STOCKHOLDERS' AGREEMENT BETWEEN THE CORPORATION AND THE STOCKHOLDER, A COPY OF WHICH IS ON FILE WITH THE SECRETARY OF THE CORPORATION.

The holders consent to the Corporation making a notation in its records and giving instructions to any transfer agent of the Registrable Securities in order to implement the restrictions on transfer set forth in this Section 5.12.

(c) The holder of each certificate representing Registrable Securities, by acceptance thereof, agrees to comply in all respects with the provisions of this Section 5.12. Before any proposed sale, pledge, or transfer of any Registrable Securities, unless there is in effect a registration statement under the Securities Act covering the proposed transaction, the holder thereof shall give notice to the Corporation of such holder's intention to effect such sale, pledge, or transfer. Each such notice shall describe the manner and circumstances of the proposed sale, pledge, or transfer in sufficient detail and, if reasonably requested by the Corporation, shall be accompanied at such holder's expense by either (i) a written opinion of legal counsel who shall, and whose legal opinion shall, be reasonably satisfactory to the Corporation, addressed to the Corporation, to the effect that the proposed transaction may be effected without registration under the Securities Act; (ii) a "no action" letter from the SEC to the effect that the proposed sale, pledge, or transfer of such Registrable Securities without registration will not result in a recommendation by the staff of the SEC that action be taken with respect thereto; or (iii) any other evidence reasonably satisfactory to counsel to the Corporation to the effect that the proposed sale, pledge, or transfer of the Registrable Securities may be effected without registration under the Securities Act, whereupon the holder of such Registrable Securities shall be entitled to sell, pledge, or transfer such restricted securities in accordance with the terms of the notice given by the holder to the Corporation. The Corporation will not require such a legal opinion or "no action" letter (A) in any transaction in compliance with SEC Rule 144 or (B) in any transaction in which such holder distributes Registrable Securities to an Affiliate of such holder for no consideration; *provided* that each transferee agrees in writing to be subject to the terms of this Section 5.12. Each certificate or instrument evidencing such restricted securities transferred as above provided shall bear, except if such transfer is made pursuant to SEC Rule 144, the appropriate restrictive legend set forth in Section 5.12(b), except that such certificate shall not bear such restrictive legend if, in the opinion of counsel for such holder and the Corporation, such legend is not required in order to establish compliance with any provisions of the Securities Act.

5.13 Termination of Registration Rights. The right of any holder to request registration or inclusion of Registrable Securities in any registration pursuant to Section 5.1 or Section 5.2 shall terminate upon the earliest to occur of:

(a) the closing of a Deemed Liquidation Event;

(b) when all of such holder's Registrable Securities could be sold without restriction under SEC Rule 144 in any three month period; and

(c) the fifth (5th) anniversary of the IPO.

ARTICLE VI

MISCELLANEOUS

6.1 Tax Treatment of the Series A Preferred Stock. The Corporation covenants and agrees not to take any action, including the payment of any dividend to stockholders concurrently with any adjustment of the Series A Preferred Stock conversion ratio, that could cause any such adjustments to the Series A Conversion Price (as defined in the Charter) pursuant to the Charter to be treated as a taxable dividend to the recipients thereof pursuant to Section 305 of the Internal Revenue Code of 1986, as amended.

6.2 Termination. This Agreement shall automatically terminate and be of no further force or effect as of the Termination Date; *provided, however*, that (i) Section 3.9 hereto shall survive the termination of this Agreement and (ii) the provisions of Article V hereto shall survive the termination of this Agreement in connection with a QIPO.

6.3 Legend on Stock Certificates. Each certificate representing shares of capital stock that are subject to this Agreement shall bear a legend substantially in the following form:

> "THE SALE, TRANSFER, ASSIGNMENT, PLEDGE, OR ENCUMBRANCE OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE AND THE RIGHTS OF THE HOLDER OF SUCH SECURITIES IN RESPECT OF THE ELECTION OF DIRECTORS ARE SUBJECT TO A STOCKHOLDERS' AGREEMENT DATED AS OF SEPTEMBER [_], 2016, AMONG SIMPRO HOLDINGS, INC. AND CERTAIN HOLDERS OF ITS OUTSTANDING CAPITAL STOCK. COPIES OF SUCH AGREEMENT MAY BE OBTAINED AT NO COST BY WRITTEN REQUEST MADE BY THE HOLDER OF RECORD OF THIS CERTIFICATE TO THE SECRETARY OF SIMPRO HOLDINGS, INC."

6.4 Governing Law; Consent to Jurisdiction and Venue; Waiver of Jury Trial. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any law or rule that would cause the laws of any jurisdiction other than the State of Delaware to be applied.

ANY ACTION OR PROCEEDING AGAINST THE PARTIES RELATING IN ANY WAY TO THIS AGREEMENT MAY BE BROUGHT AND ENFORCED IN THE FEDERAL OR STATE COURTS LOCATED IN WILMINGTON, DELAWARE, TO THE EXTENT SUBJECT MATTER JURISDICTION EXISTS THEREFOR, AND THE PARTIES IRREVOCABLY SUBMIT TO THE JURISDICTION OF SUCH COURTS IN RESPECT OF ANY SUCH ACTION OR PROCEEDING. EACH OF THE PARTIES IRREVOCABLY WAIVE, TO THE FULLEST EXTENT PERMITTED BY LAW, ANY OBJECTION THAT THEY MAY NOW OR HEREAFTER HAVE TO THE LAYING OF VENUE OF ANY SUCH ACTION OR PROCEEDING IN THE FEDERAL OR STATE COURTS LOCATED IN WILMINGTON, DELAWARE AND ANY CLAIM THAT ANY SUCH ACTION OR PROCEEDING BROUGHT IN ANY SUCH COURT HAS BEEN BROUGHT IN ANY INCONVENIENT FORUM. ANY JUDGMENT MAY BE ENTERED IN ANY COURT HAVING JURISDICTION THEREOF.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT.

6.5 Severability. It is the desire and intent of the parties that the provisions of this Agreement be enforced to the fullest extent permissible under the law and public policies applied in each jurisdiction in which enforcement is sought. Accordingly, in the event that any provision of this Agreement would be held in any jurisdiction to be invalid, prohibited or unenforceable for any reason, such provision, as to such jurisdiction, shall be ineffective, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction. Notwithstanding the foregoing, if such provision could be more narrowly drawn so as not be invalid, prohibited or unenforceable in such jurisdiction, it shall, as to such jurisdiction, be so narrowly drawn, without invalidating the remaining provisions of this Agreement or affecting the validity or enforceability of such provision in any other jurisdiction.

6.6 Assignments; Successors and Assigns. Except in connection with any Transfer of Shares in accordance with this Agreement, the rights of each party under this Agreement may not be assigned. This Agreement shall bind and inure to the benefit of the parties and their respective successors, permitted assigns, legal representatives and heirs.

6.7 Amendments; Waivers. This Agreement may only be modified or amended by an instrument in writing signed by (x) the Corporation, (y) the holders of a majority of the then-outstanding shares of Series A Preferred Stock and (z) the Common Stockholders holding a majority of the then outstanding Common Stockholder Shares; *provided*, that (a) any such amendment that treats any Stockholder or a group of Stockholders in a manner disproportionately adverse to the way such amendment treats any other Stockholder or a group of Stockholders shall require the consent of the disproportionately adversely treated Stockholder or the holders of a majority of Shares held by the disproportionately adversely affected group of Stockholders (it being understood that such Stockholder or group of Stockholders shall not be considered to be adversely and disproportionately affected relative to the Investor for this purpose merely because a new series of Preferred Stock was created or additional shares of Preferred Stock were issued); and (b)(i) amendment to Section 2.1(b)(i)(A) shall require the consent of the Investor and (ii) amendment to Section 2.1(b)(i)(B) shall require the consent of the holders of a majority of the Common Stock; *provided*, *further*, that to the extent that any provision of this Agreement or the Charter expressly requires a higher standard of approval, then such standard shall apply with respect to the amendment of such provision. Any waiver of any provision of this Agreement requested by any party hereto must be granted in advance, in writing by the party granting such waiver. The holders of a majority of all then-outstanding Investor Shares may grant a waiver or effect any modification or amendment on behalf of the Investor and the holders of a majority of all then-outstanding Common Stockholder Shares may grant a waiver or effect any modification or amendment on behalf of all Common Stockholders, and the Investor, and/or the Common Stockholders, as applicable, shall be bound thereby, whether or not such Stockholders shall have actually consented to such waiver, modification or amendment. Each such non-consenting Stockholder hereby agrees that any such waiver, modification or amendment so granted shall be deemed to be consented to by such non-consenting Stockholder for purposes of Section 202(b) of the General Corporation Law of the State of Delaware. The Corporation shall give prompt notice of any amendment or termination hereof or waiver hereunder to any party hereto that did not consent in writing to such amendment, termination, or waiver. Any amendment, termination, or waiver effected in accordance with this Section 6.7 shall be binding on all parties hereto, regardless of whether any such party has consented thereto.

No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.

6.8 Notices. All notices, requests, consents and other communications hereunder to any party shall be deemed to be sufficient if contained in a written instrument delivered in person or sent by telecopy, nationally-recognized overnight courier, by telecopy, by e-mail or electronic transmission (pdf), by registered or certified mail, return receipt requested and postage prepaid, or by any other form agreed to by the parties, addressed to such party at the address set forth below or such other address as may hereafter be designated in writing by such party to the other parties:

(a) if to the Corporation, to:

simPRO Holdings, Inc.
c/o The simPRO Group PTY LTD
31 McKechnie Drive
Eight Mile Plains QLD 4113, Australia
Attn: Chief Executive Officer

with a copy to:

McCarter & English, LLP
Two Tower Center Boulevard, 24th Floor
East Brunswick, New Jersey 08816
Attn: Scott M. Smedresman
Tel: (732) 867-9768

(b) if to the Investor or Common Stockholders, to their respective addresses set forth on Annex I hereto.

All such notices, requests, consents and other communications shall be deemed to have been delivered (i) in the case of personal delivery or delivery by telecopy, on the date of such delivery, (ii) in the case of dispatch by nationally-recognized overnight courier, on the next business day following such dispatch and (iii) in the case of mailing, on the third business day after the posting thereof.

6.9 Headings. The headings of the sections of this Agreement have been inserted for convenience of reference only and shall not be deemed to be a part of this Agreement.

6.10 Nouns and Pronouns. Whenever the context may require, any pronouns used herein shall include the corresponding masculine, feminine or neuter forms, and the singular form of names and pronouns shall include the plural and vice versa.

6.11 Entire Agreement. This Agreement contains the entire agreement among the parties with respect to the subject matter hereof and supersedes all prior agreements and understandings with respect to such subject matter. The parties hereto represent and warrant that there are no other agreements or understandings regarding any of the subject matter hereof other than as set forth herein and covenant not to enter into any such agreements or understandings after the date hereof except pursuant to an amendment, modification or waiver of the provisions of this Agreement.

6.12 Aggregation of Shares. All Shares held or acquired by a Stockholder and its Affiliates shall be aggregated together for purposes of determining the rights or obligations of a Stockholder, or application of any restrictions to a Stockholder, under this Agreement, in each instance in which such right, obligation or restriction is determined by any ownership threshold.

6.13 Counterparts. This Agreement may be executed in any number of original, facsimile, PDF or other electronically submitted counterparts, and each such counterpart hereof shall be deemed to be an original instrument, but all such counterparts together shall constitute but one agreement.

[Remainder of page intentionally left blank]

IN WITNESS WHEREOF, the parties hereto have executed this Stockholders' Agreement on the date first written above.

SIMPRO HOLDINGS, INC.

By:______________________________
Name: Brad Couper
Title: Chief Executive Officer

INVESTOR:

LEVEL EQUITY GROWTH PARTNERS I, L.P.

By: Level Equity Partners (GP), LLC its general partner

By:______________________________
Name: Benjamin Levin
Title: CEO

LEVEL EQUITY GROWTH PARTNERS II, L.P.

By: Level Equity Partners (GP) II, L.P., its general partner

By: Level Equity Associates II, LLC, its general partner

By:______________________________
Name: Benjamin Levin
Title: CEO

IN WITNESS WHEREOF, the parties hereto have executed this Stockholders' Agreement on the date first written above.

COMMON STOCKHOLDERS:

By:______________________________
Name:
Title:

By:______________________________
Name:
Title:

By:______________________________
Name:
Title:

By:______________________________
Name:
Title:

By:______________________________
Name:
Title:

[*Signature Page to Stockholders' Agreement*]

Annex I

Investor	**Investor Shares**
Level Equity Growth Partners I, L.P. Level Equity Growth Partners II, L.P. Two Grand Central Tower 140 East 45th Street, 39th Floor New York, NY 10017 Telephone: 212-660-2470 e-mail: legal@levelequity.com Attention: Nathan Linn, General Counsel with a copy to: Goodwin Procter LLP The New York Times Building 620 Eighth Avenue New York, NY 10018 Telephone: 212-813-7381 Facsimile: 212-355-3333 e-mail: inissan@goodwinprocter.com and jgreyf@goodwinprocter.com Attention: Ilan Nissan, Esq. and Jane Greyf, Esq.	[__]

Common Stockholder	**Common Stockholder Shares**
[__]	[__]
[__]	[__]
[__]	[__]
[__]	[__]
[__]	[__]
[__]	[__]
[__]	[__]

Exhibit A

Quarterly Reporting Package

(attached)

simPRO Quarterly Reporting Package

Contents:

0. Performance Dashboard
1. YTD quarterly P&L, budget, and variance to budget (template attached)
2. YTD balance sheet at quarter end, budget, and variance to budget (template attached)
3. YTD quarterly cash flow statement, budget, and variance to budget (template attached)
4. ACV & Client Build (template attached)
5. Key Clients & Prospects (template attached- please only include clients north of $50K in ACV)
6. Sales Channel Metrics (template attached)
7. Headcount Changes & Salary Expense Detail (template attached)
8. Current capitalization table

For the Period Ended Q1 2017

Income Statement	Actual Q1 2017	Budget Q1 2017	Variance Q1 2017	Commentary Q1 2017
SaaS Revenue				
Maintenance Revenue				
Total Net Revenue				
% Growth				
EBITDA (excl. R&D Grant Income)				
EBITDA Margin				
Net Income				
Net Income Margin				

Balance Sheet	Actual Q1 2017	Budget Q1 2017	Variance Q1 2017	Commentary Q1 2017
Cash & Equivalents				
Accounts Receivable & Prepayments				
Accounts Payable				
Employee Entitlements				
Unearned Revenue				

Cash Flow	Actual Q1 2017	Budget Q1 2017	Variance Q1 2017	Commentary Q1 2017
Operating Cash Flow				
Investing Cash Flow				
Financing Cash Flow				
Total Cash Flow				
Beginning Cash				
Ending Cash				

Sales Metrics	Actual Q1 2017	Budget Q1 2017	Variance Q1 2017	Commentary Q1 2017
SaaS				
New Client SaaS ACV				
Existing Client SaaS Net Upsell ACV (incl. L/M transition)				
Churned Client SaaS ACV				
Ending SaaS ACV				

Performance by Country	Actual Q1 2017	Budget Q1 2017	Variance Q1 2017	Commentary Q1 2017
Net Revenue				
Australia				
New Zealand				
UK				
US				
Total Net Revenue				

Headcount	Actual Q1 2017	Budget Q1 2017	Variance Q1 2017	Commentary Q1 2017
Net Adds				
Ending				

Company

Income Statement

	Actual				Budget				Variance				Comments
	Q1 [illegible]	Q2 [illegible]	Q3 [illegible]	Q4 [illegible]	Q1 [illegible]	Q2 [illegible]	Q3 [illegible]	Q4 [illegible]	Q1 [illegible]	Q2 [illegible]	Q3 [illegible]	Q4 [illegible]	
[illegible]													
SaaS													
Maintenance													
Professional Services													
Services													
Hardware													
Other													
Gross Revenue													
Discounts													
Net Revenue													
% growth YoY													
COGS													
Gross Profit													
% margin													
Operating Expenses													
Sales													
Marketing													
Technology													
G&A													
Operating Expenses													
EBITDA													
% margin													
Stock based comp													
Depreciation & Amortization													
Net Income													
[illegible]													
[illegible]													
[illegible]													
[illegible]													

simPRO

Balance Sheets

	Actual				Budget				Variance				Comments
	Q1 2017	Q2 2017	Q3 2017	Q4 2017	Q1 2017	Q2 2017	Q3 2017	Q4 2017	Q1 2017	Q2 2017	Q3 2017	Q4 2017	
ASSETS													
Current Assets													
Cash at Bank													
Accounts Receivables													
Prepayments and deposits													
Inventory													
Taxation assets													
Total Current Assets													
Long-Term Assets													
Property, Plant and Equipment, Gross													
Accumulated Depreciation													
Property, Plant and Equipment, Net													
Intangible Assets, Gross													
Accumulated Amortisation													
Intangible Assets, Net													
Total Long-Term Assets													
Total Assets													
Liabilities													
Current Liabilities													
Accounts Payable & accruals													
Employee entitlements													
Other Liabilities													
Provision for unearned revenue													
Taxation liabilities													
Total Current Liabilities													
Long Term Liabilities													
Total Liabilities													
Current Year Earnings													
Retained Earnings													
Post Close R&D Rebate Adjustments													
Foreign currency translation reserve													
Contributed Capital													
Share capital													
Total Equity													
Total Liabilities & Equity													

simPRO

Cash Flow Statements

	Actual				Budget				Variance				Comments
	Q1 2017	Q2 2017	Q3 2017	Q4 2017	Q1 2017	Q2 2017	Q3 2017	Q4 2017	Q1 2017	Q2 2017	Q3 2017	Q4 2017	
Operating Activities													
Net Income													
Depreciation and Amortization													
FX Adjustments													
Changes in NWC													
Accounts Receivable													
Prepayments and Deposits													
Tax Assets													
Other Current Assets													
Accounts Payable & Accruals													
Provision for Unearned Revenue													
Employee Entitlements													
[illegible]													
Other Current Liabilities													
Changes in NWC													
Cash Flow from Operations													
Investing Activities													
PPE													
Other Asset Purchases													
Cash Flow from Investing													
Financing Activities													
Contributed Capital													
Loans													
Other Financing													
Cash Flow from Financing													
Net Change in Cash													
Cash - Beginning of Period													
Cash - End of Period													

slimPRO

Sales and Client Metrics

	ACTUAL				BUDGET				VARIANCE				COMMENTS
	Q1 2017	Q2 2017	Q3 2017	Q4 2017	Q1 2017	Q2 2017	Q3 2017	Q4 2017	Q1 2017	Q2 2017	Q3 2017	Q4 2017	
SaaS ACV Build													
Beginning ACV													
New Client													
Existing Client Upsell													
Total ACV Added													
Churned Client													
Existing Client Downsell													
Total ACV Churned													
Ending SaaS ACV													
% Growth YoY													
Maintenance ACV Build													
Beginning ACV													
Churned ACV													
Ending Maintenance ACV													
% Growth YoY													
Client Build													
Beginning Clients													
Clients Added													
Clients Lost													
Ending Clients													
% Growth YoY													

*only include [illegible] with $50K+ of ACV

Client Name	Add/Upsell or Loss	Contract Start/End Date	Country	ACV

Prospect Name	Stage	Expected Close Date	Country	First Year's Expected ACV	Total Potential ACV Opportunity

simPRO

Sales/Channel Metrics

	Actual				Budget				[illegible]				Comments
	Q1 2017	Q2 2017	Q3 2017	Q4 2017	Q1 2017	Q2 2017	Q3 2017	Q4 2017	Q1 2017	Q2 2017	Q3 2017	Q4 2017	
[illegible] Revenue by Channel (All Countries)													
Direct													
Reseller													
Referral													
Total Revenue													
[illegible] Commission Related Expense by Channel (All Countries)													
Direct													
Reseller													
Referral													
Total Commission Expense													
Avg. Direct ACV Sales per BDM													
Australia													
New Zealand													
United Kingdom													
United States													

vinPRO

Headcount & Salary Expense [illegible]

Headcount added

Employee Name	Title	Department	Hire Date	[illegible]	Country (Currency)	2017 Salary	2017 Bonus/ Add'l Comp	Comments (if any)

Terminations:

Employee Name	Title	Department	Hire Date	Termination Date	Country (Currency)	2017 Salary	2017 Bonus/ Add'l Comp	Comments (if any)

ANNEXURE D

SIGNATURE PAGES TO STOCKHOLDERS' AGREEMENT AND STOCK PURCHASE AND RESTRUCTURE AGREEMENT

SELLING SHAREHOLDERS:

Executed by **AUSTRALIAN VEHICLE TRACKING PTY LTD ACN 138 904 024 ATF THE REDDEN FAMILY TRUST** in accordance with section 127 of the *Corporations Act 2001* (Cth) by:

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Signature of Director

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Signature of Director/Company Secretary

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Name of Director (print)

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Name of Director/Company Secretary (print)

Signed by **STEPHEN JOHN BRADSHAW** in the presence of:

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Signature of witness

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Signature of **Stephen John Bradshaw**

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Name of witness (print)

Signed by **GRAEME SCOTT MCNICOLL** in the presence of:

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Signature of witness

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Signature of **Graeme Scott McNicoll**

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Name of witness (print)

Signed by **PAUL TREADWELL** in the presence of:

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Signature of witness

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Signature of **Paul Treadwell**

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Name of witness (print)

Signed by **VAUGHAN MATTHEW MCKILLOP** in the presence of:

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Signature of witness

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Signature of **Vaughan Matthew McKillop**

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Name of witness (print)

Signed by **NOLAN BRIAN LESUEUR** in the presence of:

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Signature of witness

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Signature of **Nolan Brian Lesueur**

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Name of witness (print)

Signed by **CURTIS JOHN THOMSON** in the presence of:

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Signature of witness

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Signature of **Curtis John Thomson**

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Name of witness (print)

Signed by **ROBERT ANDREW FRANCIS** in the presence of:

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Signature of witness

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Signature of **Robert Andrew Francis**

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Name of witness (print)

Signed by **BRADLEY COUPER** in the presence of:

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Signature of witness

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Signature of **Bradley Couper**

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Name of witness (print)

Signed by **ALAN MURRAY BIGNELL** in the presence of:

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Signature of witness

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Signature of **Alan Murray Bignall**

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Name of witness (print)

Signed by **JONATHON JOSEPH EASTGATE** in the presence of:

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Signature of witness

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Signature of **Jonathon Joseph Eastgate**

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Name of witness (print)

Signed by **AIMEE ELIZABETH SIMPSON AND SCOTT CAMPBELL SIMPSON ATF THE SIMPSON FAMILY SUPER FUND** in the presence of:

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Signature of witness

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Signature of **Aimee Elizabeth Simpson atf the Simpson Family Super Fund**

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Name of witness (print)

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Signature of witness

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Signature of **Scott Campbell Simpson atf the Simpson Family Super Fund**

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Name of witness (print)

Signed by **VANESSA ELIZABETH WINTER AND DAVID KNOTT ATF THE WINTER FAMILY SUPER FUND** in the presence of:

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Signature of witness

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Signature of **Vanessa Elizabeth Winter atf the Winter Family Super Fund**

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Name of witness (print)

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Signature of witness

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Signature of **David Knott atf the Winter Family Super Fund**

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Name of witness (print)

Signed by **LYNELLE HILLS** in the presence of:

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Signature of witness

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Signature of **Lynelle Hills**

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Name of witness (print)

Signed by **BRAD HALCROW** in the presence of:

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Signature of witness

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Signature of **Brad Halcrow**

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Name of witness (print)

Signed by **DANIEL SANDERS** in the presence of:

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Signature of witness

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Signature of **Daniel Sanders**

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Name of witness (print)

Signed by **MARK ALFRED ATF THE ALFRED FAMILY TRUST** in the presence of:

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Signature of witness

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Signature of **Mark Alfred atf the Alfred Family Trust**

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Name of witness (print)

Signed by **ANDREW KENNETH CROWE** in the presence of:

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Signature of witness

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Signature of **Andrew Kenneth Crowe**

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Name of witness (print)

Signed by **REBECCA EASTGATE AND JONATHON JOSEPH EASTGATE ATF THE EASTGATE FAMILY SUPER FUND** in the presence of:

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Signature of witness

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Signature of **Rebecca Eastgate atf the Eastgate Family Super Fund**

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Name of witness (print)

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Signature of witness

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Signature of **Jonathon Joseph Eastgate atf the Eastgate Family Super Fund**

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Name of witness (print)

IN WITNESS WHEREOF, the parties hereto have executed this Stockholders' Agreement on the date first written above.

COMMON STOCKHOLDERS:

By:____________________________
Name:
Title:

By:____________________________
Name:
Title:

By:____________________________
Name:
Title:

By:____________________________
Name:
Title:

By:____________________________
Name:
Title:

ANNEXURE E

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION OF PARENT

**AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
SIMPRO HOLDINGS, INC.**

simPRO Holdings, Inc., a corporation organized and existing under the laws of the State of Delaware (the "**Corporation**"), hereby certifies as follows:

A. The original Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on September 12, 2016 (the "**Prior Certificate**").

B. This Amended and Restated Certificate of Incorporation (the "**Certificate of Incorporation**") has been duly authorized and adopted by the Board of Directors of the Corporation (the "**Board**") and stockholders of the Corporation in accordance with the provisions of Sections 242 and 245 of the General Corporation Law of the State of Delaware (the "**DGCL**").

C. The Prior Certificate is hereby amended and restated in its entirety to read as follows:

**ARTICLE I.
NAME OF CORPORATION**

The name of the Corporation is simPRO Holdings, Inc. (the "**Corporation**").

**ARTICLE II.
REGISTERED OFFICE**

The address of the registered office of the Corporation in the State of Delaware is 2711 Centerville Road, Suite 400, County of New Castle, State of Delaware 19808. The name of its registered agent at such address is Corporation Service Company.

**ARTICLE III.
PURPOSE**

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.

**ARTICLE IV.
AUTHORIZED CAPITAL STOCK**

Section 4.1 Classes of Stock. The Corporation shall be authorized to issue two classes of capital stock, designated, respectively, as "Common Stock" and "Preferred Stock". The Corporation shall be authorized to issue a total of 2,000,000 shares of stock, each with a par value of $0.0001 per share, of which 1,610,922 shares shall be designated as Common Stock ("**Common Stock**") and 389,078 shares shall be designated as Preferred Stock ("**Preferred Stock**"), all of which shall be designated as Series A Convertible Participating Preferred Stock (the "**Series A Preferred Stock**"). The number of authorized shares of Common Stock or Series A Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of capital stock representing a majority of the voting power of all the then-outstanding shares of capital stock of the Corporation entitled to vote thereon, irrespective of the provisions of Section 242(b)(2) of the DGCL, unless a vote of the holders of Series A Preferred Stock is required pursuant to the terms of this Certificate of Incorporation. There shall be no cumulative voting.

Section 4.2 Rights, Privileges, Preferences and Powers of Series A Preferred Stock. The relative powers, rights, qualifications, limitations and restrictions granted to or imposed on the shares of Series A Preferred Stock are set forth below. Unless otherwise indicated, references to "Sections" or "Subsections" in this Section 4.2 refer to Sections and Subsections of Section 4.2 of this Article IV.

(a) Dividends. The Corporation shall not declare, pay or set aside any dividends on shares of any other class or Series of capital stock of the Corporation unless (in addition to the obtaining of any consents required elsewhere in the Certificate of Incorporation) the holders of the Series A Preferred Stock then outstanding shall first receive a dividend on each outstanding share of Series A Preferred Stock in an amount at least equal to the Series A Original Issue Price per share (the "**Preferred Dividends**"), less all Preferred Dividends previously paid with respect to such share. The foregoing rights to receive Preferred Dividends shall not be cumulative, and no right to dividends shall accrue to holders of the Series A Preferred Stock by reason of the fact that dividends on said shares are not declared or paid. The Preferred Dividends shall be payable only when, as, and if declared by the Board, and the Corporation shall be under no obligation to pay such Preferred Dividends. Thereafter the Corporation shall not declare, pay or set aside any dividends on shares of any other class or Series of capital stock of the Corporation unless (in addition to the obtaining of any consents required elsewhere in the Certificate of Incorporation) the holders of the Series A Preferred Stock then outstanding shall first receive a dividend on each outstanding share of Series A Preferred Stock, in an amount at least equal to (i) in the case of a dividend on Common Stock or any class or Series that is convertible into Common Stock, that dividend per share of Series A Preferred Stock as would equal the product of (A) the dividend payable on each share of such class or Series determined, if applicable, as if all shares of such class or Series had been converted into Common Stock and (B) the number of shares of Common Stock issuable upon conversion of a share of such Series A Preferred Stock, in each case calculated on the record date for determination of holders entitled to receive such dividend or (ii) in the case of a dividend on any class or Series that is not convertible into Common Stock, at a rate per share of such Series A Preferred Stock determined by (A) dividing the amount of the dividend payable on each share of such class or Series of capital stock by the original issuance price of such class or Series of capital stock (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to such class or Series) and (B) multiplying such fraction by an amount equal to the Series A Original Issue Price; *provided* that, if the Corporation declares, pays or sets aside, on the same date, a dividend on shares of more than one class or Series of capital stock of the Corporation, the dividend payable to the holders of Series A Preferred Stock pursuant to this Section 4.2(a) shall be calculated based upon the dividend on the class or Series of capital stock that would result in the highest Series A Preferred Stock dividend. The

"**Series A Original Issue Price**" shall mean $[___][1] per share (the "**Series A Original Issue Price**"). The Series A Original Issue Price shall be subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock. If at any time dividends then payable with respect to the Series A Preferred Stock cannot be paid in full, such payment will be distributed ratably among the holders of Series A Preferred Stock based upon the aggregate dividends payable on such shares of Series A Preferred Stock.

(b) Liquidation, Dissolution or Winding Up; Certain Mergers, Consolidations and Asset Sales.

(i) Preferential Payments to Holders of Series A Preferred Stock. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the holders of shares of Series A Preferred Stock then outstanding shall be entitled to be paid out of the assets of the Corporation available for distribution to its stockholders before any payment shall be made to the holders of Common Stock by reason of their ownership thereof, with respect to each share of Series A Preferred Stock held by such stockholder, the sum of (i) an amount per share equal to the Series A Original Issue Price, *plus* any dividends declared but unpaid thereon *less* any Preferred Dividends previously paid thereon and (ii) thereafter, such amount per share as would have been payable pursuant to Section 4.2(b)(ii) below had all shares of Series A Preferred Stock been converted into Common Stock pursuant to Section 4.2(d) immediately prior to such liquidation, dissolution, winding up of the Corporation or Deemed Liquidation Event (collectively, the "**Full Participation Preference**"), *provided* that in the event that (A) the amount equal to the Full Participation Preference is greater than (B) three (3) times the Series A Original Issue Price *less* any Preferred Dividends previously paid on such shares of Series A Preferred Stock, then the holders of shares of Series A Preferred Stock then outstanding shall be paid an amount per share of series A Preferred Stock equal to the greater of (i) three (3) times the Series A Original Issue Price *less* any Preferred Dividends previously paid thereon, and (ii) such amount as would have been payable pursuant to Section 4.2(b)(ii) below with respect to such shares of Series A Preferred Stock had all such shares of Series A Preferred Stock been converted into Common Stock pursuant to Section 4.2(d) immediately prior to such liquidation, dissolution, winding up of the Corporation or Deemed Liquidation Event. If upon any such liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, the assets of the Corporation available for distribution to its stockholders shall be insufficient to pay the holders of shares of Series A Preferred Stock the full amount to which they shall be entitled under this Subsection 4.2(b)(i), the holders of shares of Series A Preferred Stock shall share ratably in any distribution of the assets available for distribution in proportion to the respective amounts which would otherwise be payable in respect of the shares held by them upon such distribution if all amounts payable on or with respect to such shares were paid in full. The aggregate amount which a holder of a share of Series A Preferred Stock is

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[1] NTD: AU$102.8072 to be filled in United State Dollars at the Exchange Rate on the Closing Date (as such terms are defined in the Purchase Agreement).

entitled to receive under this Subsection 4.2(b)(i), is hereinafter referred to as the "**Series A Liquidation Amount**."

(ii) Distribution of Remaining Assets. In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation or Deemed Liquidation Event, after the payment of all preferential amounts required to be paid to the holders of shares of Series A Preferred Stock, the remaining assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of shares of Common Stock, *pro-rata* based on the number of shares held by each such holder.

(iii) Deemed Liquidation Events.

(1) Definition. Each of the following events shall be considered a "**Deemed Liquidation Event**" unless the holders of a majority of the outstanding shares of Series A Preferred Stock (the "**Requisite Holders**"), voting exclusively and as a separate class, elect otherwise by written notice sent to the Corporation at least five (5) days prior to the effective date of any such event:

(A) a merger, reorganization or consolidation in which (x) the Corporation is a constituent party or (y) a subsidiary of the Corporation is a constituent party and the Corporation issues shares of its capital stock pursuant to such merger or consolidation, except any such merger, reorganization or consolidation involving the Corporation or a subsidiary in which the shares of capital stock of the Corporation outstanding immediately prior to such merger, reorganization or consolidation continue to represent, or are converted into or exchanged for shares of capital stock that represent, immediately following such merger, reorganization or consolidation, a majority, by voting power, of the capital stock of (a) the surviving or resulting corporation; or (b) if the surviving or resulting corporation is a wholly owned subsidiary of another corporation immediately following such merger, reorganization or consolidation, the parent corporation of such surviving or resulting corporation;

(B) the sale, lease, transfer, exclusive license or other disposition, in a single transaction or series of related transactions, by the Corporation or any subsidiary of the Corporation of all or substantially all the assets of the Corporation and its subsidiaries taken as a whole, or the sale or disposition (whether by merger, consolidation or otherwise) of one or more subsidiaries of the Corporation if substantially all of the assets of the Corporation and its subsidiaries taken as a whole are held by such subsidiary or subsidiaries, except where such sale, lease, transfer, exclusive license or other disposition is to a wholly owned subsidiary of the Corporation; or

(C) (i) the sale or transfer of the outstanding shares of capital stock of the Corporation, (ii) the issuance of shares of capital stock by the Corporation (other than capital raising transactions not resulting in any distributions to stockholders) or (iii) any other transaction or series of related transactions, in each case under circumstances in which both (A) the holders of the voting power of outstanding capital stock of the Corporation, immediately prior to such transaction, own less than 50% in voting power of the outstanding capital stock of the Corporation immediately following such transaction and (B) the Corporation, any subsidiary of the Corporation, or any holders of capital stock of the Corporation receive proceeds in connection therewith.

provided, however, that the following transactions shall not be deemed to be a Deemed Liquidation Event: (1) transfers of equity securities to Affiliates that constitute a Permitted Transfer, as each such capitalized term in this subclause (1) is defined in the Stockholders' Agreement, dated on or about the filing date (the "**Stockholders Agreement**"), (2) transfers of equity securities to any trusts for the benefit of a stockholder or such stockholder's family members formed for bona fide estate planning purposes or (3) a transaction, the sole purpose of which is to change the state of the Corporation's formation or to create a holding company that will be owned in substantially the same proportions by the holders of the Corporation's capital securities immediately prior to such transaction.

(2) Effecting a Deemed Liquidation Event.

(A) The Corporation shall not have the power to effect a Deemed Liquidation Event referred to in Subsection 4.2(b)(iii)(1)(A)(x) unless the agreement or plan of merger, reorganization or consolidation for such transaction provides that the consideration payable to the stockholders of the Corporation shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 4.2(b)(i) and 4.2(b)(ii).

(B) In the event of a Deemed Liquidation Event referred to in Subsection 4.2(b)(iii)(1)(A)(y), 4.2(b)(iii)(1)(B), 4.2(b)(iii)(1)(C)(ii) or 4.2(b)(iii)(1)(C)(iii), if the Corporation does not effect a dissolution of the Corporation under the DGCL within ninety (90) days after such Deemed Liquidation Event, then (i) the Corporation shall send a written notice to each holder of shares of Series A Preferred Stock no later than the ninetieth (90th) day after the Deemed Liquidation Event advising such holders of their right (and the requirements to be met to secure such right) pursuant to the terms of the following clause (ii) to require the redemption of such shares of Series A Preferred Stock and (ii) if the Requisite Holders so request in a written instrument delivered to the Corporation not later than one hundred twenty (120) days after such Deemed Liquidation Event, the Corporation shall use the consideration received by the Corporation for such Deemed Liquidation Event (net of any retained liabilities associated with the assets sold or technology licensed, as determined in good faith by the Board), together with any other assets of the Corporation legally available for distribution to its stockholders (the "**Available Proceeds**"), on the one hundred fiftieth (150th) day after such Deemed Liquidation Event, to redeem all outstanding shares of Series A Preferred Stock at a price per share equal to the Series A Liquidation Amount. Notwithstanding the foregoing, in the event of a redemption pursuant to the preceding sentence, if the Available Proceeds are not sufficient to redeem all outstanding shares of Series A Preferred Stock, the

Corporation shall ratably redeem each holder's shares of Series A Preferred Stock to the fullest extent of such Available Proceeds, and shall redeem the remaining shares as soon as it may lawfully do so under Delaware law governing distributions to stockholders. Prior to the distribution or redemption provided for in this Subsection 4.2(b)(iii)(2)(B), the Corporation shall not expend or dissipate the consideration received for such Deemed Liquidation Event, except to discharge expenses incurred in connection with such Deemed Liquidation Event or in the ordinary course of business.

(3) Allocation of Escrow and Contingent Consideration. In the event of a Deemed Liquidation Event, if any portion of the consideration payable to the stockholders of the Corporation is placed into escrow and/or is payable to the stockholders of the Corporation subject to contingencies, the definitive agreement governing such Deemed Liquidation Event shall provide that (a) the portion of such consideration that is not placed in escrow and not subject to any contingencies (the "**Initial Consideration**") shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 4.2(b)(i) and 4.2(b)(ii) above as if the Initial Consideration were the only consideration payable in connection with such Deemed Liquidation Event and (b) any additional consideration which becomes payable to the stockholders of the Corporation upon release from escrow or satisfaction of contingencies shall be allocated among the holders of capital stock of the Corporation in accordance with Subsections 4.2(b)(i) and 4.2(b)(ii) after taking into account the previous payment of the Initial Consideration as part of the same transaction.

(iv) Distribution of Non-Stock Consideration. The amount deemed paid or distributed to the holders of capital stock of the Corporation upon any such Deemed Liquidation Event, dividend or redemption shall be the cash or the value of the property, rights or securities paid or distributed to such holders by the Corporation or the acquiring person, firm or other entity. The value of such property, rights or securities shall be determined in good faith by the Board, including the approval of the Series A Directors or the approval of the Requisite Holders if the Series A Directors are deemed to be interested parties in such determination.

(c) Voting Rights.

(i) General. On any matter presented to the stockholders of the Corporation for their action or consideration at any meeting of stockholders of the Corporation (or by written consent of stockholders in lieu of meeting), each holder of outstanding shares of Series A Preferred Stock shall be entitled to cast the number of votes equal to the number of whole shares of Common Stock into which the shares of Series A Preferred Stock held by such holder are convertible as of the record date for determining stockholders entitled to vote on such matter. Except as provided by law or by the other provisions of this Certificate of Incorporation, holders of Series A Preferred Stock shall vote together with the holders of Common Stock as a single class.

(ii) Election of Directors. The holders of record of the shares of Series A Preferred Stock shall be entitled to elect two (2) directors of the Corporation; provided, however, that on the first date following the Series A Original Issue Date on which such holders hold less than 50% of the shares of Series A Preferred Stock held by them on the Series A Original Issue Date (subject to appropriate adjustment in the event of any stock dividend, stock split, combination, or other similar recapitalization with respect to the Series A Preferred Stock), such holders of shares of Series A Preferred Stock shall be entitled to elect only one (1) director of the Corporation (such one (1) or two (2) directors then in office, the "**Series A Directors**"). In addition, the holders of record of the shares of Common Stock, voting exclusively and as a separate class, shall be entitled to elect four (4) directors of the Corporation. Any director elected as provided in this paragraph may be removed without cause by, and only by, the affirmative vote of the holders of the shares of the class or series of capital stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders. If the holders of shares of Series A Preferred Stock or Common Stock, as the case may be, fail to elect a sufficient number of directors to fill all directorships for which they are entitled to elect directors, voting exclusively and as a separate class, pursuant to the first two sentences of this Subsection 4.2(c)(ii), then any directorship not so filled shall remain vacant until such time as the holders of the Series A Preferred Stock or Common Stock, as the case may be, elect a person to fill such directorship by vote or written consent in lieu of a meeting; and no such directorship may be filled by stockholders of the Corporation other than by the stockholders of the Corporation that are entitled to elect a person to fill such directorship, voting exclusively and as a separate class. The holders of record of the shares of Common Stock and of any other class or series of voting stock (including the Series A Preferred Stock), voting together as a single class on an as converted basis, shall be entitled to elect the balance of the total number of directors of the Corporation. At any meeting held for the purpose of electing a director, the presence in person or by proxy of the holders of a majority of the outstanding shares of the class or series entitled to elect such director shall constitute a quorum for the purpose of electing such director. Except as otherwise provided in this Subsection 4.2(c)(ii), a vacancy in any directorship filled by the holders of any class or series shall be filled only by vote or written consent in lieu of a meeting of the holders of such class or series or by any remaining director or directors elected by the holders of such class or series pursuant to this Subsection 4.2(c)(ii). The presence of at least one of the Series A Directors is required to constitute a quorum of the Board at any meeting thereof; provided, however, that the foregoing requirement shall not apply if the Series A Directors (i) waive such requirement or (ii) fail to attend two (2) consecutive meetings of the Board.

(iii) Series A Preferred Stock Protective Provisions. At any time when shares of Series A Preferred Stock are outstanding, the Corporation shall not, either directly or indirectly by amendment, merger, consolidation or otherwise, do any of the following without (in addition to any other vote required by law or the Certificate of Incorporation) the written consent or affirmative vote of the Requisite Holders, given in writing or by vote at a meeting, consenting or voting (as the case may be), voting exclusively and as a separate class, and any such act or transaction entered into without such consent or vote shall be null and void *ab initio*, and of no force or effect:

(1) liquidate, dissolve or wind-up the business and affairs of the Corporation, effect any merger or consolidation or any other Deemed Liquidation Event, or consent to any of the foregoing;

(2) amend, alter or repeal any provision of the Certificate of Incorporation or Bylaws of the Corporation in a manner that adversely affects the powers, preferences or rights of the holders of Series A Preferred Stock, or waive any rights of the holders of Series A Preferred Stock;

(3) amend, change, waive or alter any rights, preferences or privileges of, or re-price the conversion price of (other than pursuant to anti-dilution provisions of Subsection 4.2(d)(iv)), any shares of Series A Preferred Stock;

(4) create, or authorize the creation of, or issue, or obligate itself to issue, shares of any additional class or series of capital stock, whether or not such class or series ranks junior to, senior to or *pari passu* with the Series A Preferred Stock with respect to the distribution of assets on the liquidation, dissolution or winding up of the Corporation, the payment of dividends and rights of redemption, or issue any additional shares of Series A Preferred Stock other than (i) issuances of Common Stock pursuant to any equity incentive plan approved by the Board, including the approval of the Series A Directors and (ii) issuance of additional shares of Series A Preferred Stock pursuant to Section 11.3(c) and/or (d) of the Stock Purchase and Restructure Agreement, dated September [_], 2016, between the Corporation, the Existing Shareholders (as defined therein), Level Equity Growth Partners II, L.P and the other persons party thereto.

(5) purchase, reclassify, re-price the conversion price of, redeem, alter, amend or authorize any of the foregoing with respect to any existing security of the Corporation that is junior to, senior to or *pari passu* with the Series A Preferred Stock in respect of the distribution of assets on the liquidation, dissolution or winding up of the Corporation or the payment of dividends or rights of redemption, if such reclassification, alteration or amendment would render such other security senior to the Series A Preferred Stock in respect of any such right, preference or privilege;

(6) increase or decrease (other than for decreases resulting from conversion of the Series A Preferred Stock) the authorized number of shares of Common Stock or Series A Preferred Stock;

(7) approve any public offering of the stock of the Corporation, other than a QIPO;

(8) purchase or redeem (or permit any subsidiary to purchase or redeem) or pay or declare any dividend or make any distribution on, any shares of capital stock of the Corporation other than (i) the Preferred Dividends and (ii) repurchases of stock from former employees, officers, directors, consultants or other persons who performed services for the Corporation or any subsidiary in connection with the cessation of such employment or service at the lower of the

original purchase price or the then-current fair market value thereof as approved by the Board, including the approval of the Series A Directors;

(9) sell, lease, transfer, grant exclusive license or otherwise dispose, in a single transaction or series of related transactions, of any assets of the Corporation or any of its subsidiaries with an aggregate value of at least $250,000;

(10) create, or authorize the creation of, or issue, or authorize the issuance of, re-price, or authorize the re-pricing of, reclassify, or authorize the reclassifying of or redeem, or authorize the redemption of (which, for purposes of clarity, shall not prohibit repayment of any indebtedness existing as of the Series A Original Issue Date in accordance with the terms thereof), any debt security, incur indebtedness for borrowed money or guarantee, directly or indirectly (other than trade payables or accounts payable arising in the ordinary course of business of the Corporation or such subsidiary) or permit any subsidiary to take any such action with respect to any debt security;

(11) create, or hold capital stock in, any subsidiary that is not wholly owned (either directly or through one or more other subsidiaries) by the Corporation, or sell, transfer or otherwise dispose of any capital stock of any direct or indirect subsidiary of the Corporation, or permit any direct or indirect subsidiary to sell, lease, transfer, exclusively license or otherwise dispose (in a single transaction or series of related transactions) of all or substantially all of the assets of such subsidiary;

(12) enter into any transaction or agreement with any officer, director, employee or Affiliate of the Corporation, or any member of immediate family or Affiliate thereof, or modify the terms of any transaction or agreement, other than (x) ordinary course payments of salaries and benefits to employees (but not increases thereof), (y) transaction between or among the Corporation and its subsidiaries and (z) any transaction on an arms'-length basis approved by the Board, including the approval of the Series A Directors. "**Affiliate**" for purposes of this Section 4.2(c)(iii)(12) means (i) with respect to any specified person or entity, any other person or entity who, directly or indirectly, controls, is controlled by or is under common control with such person or entity and (ii) with respect to the Corporation, includes any owner of five percent (5%) or greater of the outstanding capital stock of the corporation or outstanding voting power of the Corporation;

(13) invest in or acquire another entity or an asset with a value exceeding $100,000, or any material interest in another entity;

(14) terminate the employment of, change the job title or the job description or the employment terms of or replace the hiring agreement of any of the Corporation's senior management or any employee with a base salary of at least $150,000;

(15) materially change, waive, amend or alter the compensation terms of, or grant options of the Corporation to, officers or members of

the Corporation's senior management or any employee with a base salary of at least $150,000;

(16) adopt or amend any equity incentive plan or stock appreciation plan, increase the number of shares issuable under any equity incentive plan or stock appreciation plan or re-price any options or other equity incentives outstanding under any such plan;

(17) approve or adopt any annual operating budget or business plan, provided, that the written consent or affirmative vote of the Requisite Holders (as the case may be) to such approval of adoption, shall not be unreasonably withheld;

(18) materially deviate from annual operating budgets and business plans, other than as approved by the Board, including the approval of the Series A Directors;

(19) increase or decrease the total number of directors of the Corporation, other than in connection with a reduction of the number of Series A Directors described in Section 4.2(c)(ii);

(20) authorize expenditures not included in annual operating budgets in excess of $100,000;

(21) sell, assign, license or encumber material technology or intellectual property having a fair market value in excess of $100,000, other than licenses granted in the ordinary course of business;

(22) make any material changes in accounting methods or policies;

(23) settle any litigation, legal proceeding, investigation, inquiry, claim or dispute involving the Corporation, its subsidiaries or any of their assets in excess of $50,000;

(24) make any distributions of cash, property, assets or otherwise to shareholders concurrently with the issuance of any adjustment pursuant to Section 4.2(d) or take any action that could cause the issuance of Series A Preferred Shares or adjustment pursuant to Section 4.2(d) to be treated as a taxable dividend to the recipients thereof pursuant to Section 305 of the Internal Revenue Code of 1986, as amended; or

(25) enter into any agreement to do any of the foregoing.

(d) Optional Conversion.

The holders of the Series A Preferred Stock shall have conversion rights as follows (the "**Conversion Rights**"):

(i) Right to Convert.

(1) Conversion Ratio. Each share of Series A Preferred Stock shall be convertible, at the option of the holder thereof, at any time and from time to time and without the payment of additional consideration by the holder thereof, into such number of fully paid and non-assessable shares of Common Stock as is determined by dividing the Series A Original Issue Price by the Series A Conversion Price (as defined below) in effect at the time of conversion. The "**Series A Conversion Price**" shall initially be equal to $[____][2]. Such initial Series A Conversion Price, and the rate at which shares of Series A Preferred Stock may be converted into shares of Common Stock, shall be subject to adjustment as provided below.

(2) Termination of Conversion Rights. In the event of a notice of redemption of any shares of Series A Preferred Stock pursuant to Subsection 4.2(f), the Conversion Rights of the shares designated for redemption shall terminate at the close of business of the last full day preceding the date fixed for redemption, unless the redemption price is not fully paid on such redemption date, in which case the Conversion Rights for such shares shall continue until such price is paid in full. In the event of a liquidation, dissolution or winding up of the Corporation or a Deemed Liquidation Event, the Conversion Rights shall terminate at the close of business on the last full day preceding the date fixed for the payment of any such amounts distributable on such event to the holders of Series A Preferred Stock.

(ii) Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of the Series A Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock as determined in good faith by the Board. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Series A Preferred Stock the holder is at the time converting into Common Stock and the aggregate number of shares of Common Stock issuable upon such conversion.

(iii) Mechanics of Conversion.

(1) Notice of Conversion. In order for a holder of Series A Preferred Stock to voluntarily convert shares of Series A Preferred Stock into shares of Common Stock, such holder shall surrender the certificate or certificates for such shares of Series A Preferred Stock (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed. a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) at the office of the transfer agent for the Series A

[2] NTD: AU$102.8072 to be filled in United State Dollars at the Exchange Rate on the Closing Date (as such terms are defined in the Purchase Agreement).

Preferred Stock (or at the principal office of the Corporation if the Corporation serves as its own transfer agent), together with written notice that such holder elects to convert all or any number of the shares of the Series A Preferred Stock represented by such certificate or certificates and, if applicable, any event on which such conversion is contingent. Such notice shall state such holder's name or the names of the nominees in which such holder wishes the certificate or certificates for shares of Common Stock to be issued. If required by the Corporation, any certificates surrendered for conversion shall be endorsed or accompanied by a written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or his, her or its attorney duly authorized in writing. The close of business on the date of receipt by the transfer agent (or by the Corporation if the Corporation serves as its own transfer agent) of such certificates (or lost certificate affidavit and agreement) and notice shall be the time of conversion (the "**Conversion Time**"), and the shares of Common Stock issuable upon conversion of the shares represented by such certificate shall be deemed to be outstanding of record as of such date. The Corporation shall, as soon as practicable after the Conversion Time, (i) issue and deliver to such holder of Series A Preferred Stock, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable upon such conversion in accordance with the provisions hereof and a certificate for the number (if any) of the shares of Series A Preferred Stock represented by the surrendered certificate that were not converted into Common Stock, (ii) pay in cash such amount as provided in Subsection 4.2(d)(ii) in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and (iii) pay all declared but unpaid dividends on the shares of Series A Preferred Stock converted.

(2) Reservation of Shares. The Corporation shall at all times when the Series A Preferred Stock shall be outstanding, reserve and keep available out of its authorized but unissued capital stock, for the purpose of effecting the conversion of the Series A Preferred Stock, such number of its duly authorized shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding Series A Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Series A Preferred Stock, the Corporation shall take such corporate action as may be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to the Certificate of Incorporation. Before taking any action which would cause an adjustment, reducing the Series A Conversion Price below the then par value of the shares of Common Stock issuable upon conversion of the Series A Preferred Stock, the Corporation will take any corporate action which may, in the opinion of its counsel, be necessary in order that the Corporation may validly and legally issue fully paid and non-assessable shares of Common Stock at such adjusted Series A Conversion Price.

(3) Effect of Conversion. All shares of Series A Preferred Stock which shall have been surrendered for conversion as herein provided shall no

longer be deemed to be outstanding and all rights with respect to such shares shall immediately cease and terminate at the Conversion Time, except only the right of the holders thereof to receive shares of Common Stock in exchange therefor, to receive payment in lieu of any fraction of a share otherwise issuable upon such conversion as provided in Subsection 4.2(d)(ii) and to receive payment of any dividends declared but unpaid thereon. Any shares of Series A Preferred Stock so converted shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series A Preferred Stock accordingly.

(4) No Further Adjustment. Upon any such conversion, no adjustment to the Series A Conversion Price shall be made for any declared but unpaid dividends on the Series A Preferred Stock surrendered for conversion or on the Common Stock delivered upon conversion.

(5) Taxes. The Corporation shall pay any and all issue and other similar taxes that may be payable in respect of any issuance or delivery of shares of Common Stock upon conversion of shares of Series A Preferred Stock pursuant to this Article IV. The Corporation shall not, however, be required to pay any tax which may be payable in respect of any transfer involved in the issuance and delivery of shares of Common Stock in a name other than that in which the shares of Series A Preferred Stock so converted were registered, and no such issuance or delivery shall be made unless and until the person or entity requesting such issuance has paid to the Corporation the amount of any such tax or has established, to the satisfaction of the Corporation, that such tax has been paid.

(iv) Adjustments to Conversion Price for Diluting Issues.

(1) Special Definitions. For purposes of this Article IV, the following definitions shall apply:

(A) **"Option"** shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(B) **"Series A Original Issue Date"** shall mean the date on which the first share of Series A Preferred Stock was issued.

(C) **"Convertible Securities"** shall mean any evidences of indebtedness, shares or other securities directly or indirectly convertible into or exchangeable for Common Stock, but excluding Options.

(D) **"Additional Shares of Common Stock"** shall mean all shares of Common Stock issued (or, pursuant to Subsection 4.2(d)(iv)(3) below, deemed to be issued) by the Corporation after the Series A Original Issue Date, other than (i) the following shares of Common Stock and (ii) shares of

Common Stock deemed issued pursuant to the following Options and Convertible Securities (clauses (i) and (ii), collectively, "**Exempted Securities**"):

i. shares of Common Stock, Options or Convertible Securities issued as a dividend or distribution on Series A Preferred Stock;

ii. shares of Common Stock, Options or Convertible Securities issued by reason of a dividend, stock split, split-up or other distribution on shares of Common Stock that is covered by Subsections 4.2(d)(v), 4.2(d)(vi), 4.2(d)(vii) or 4.2(d)(viii);

iii. shares of Common Stock or Options issued to employees or directors of, or consultants or advisors to, the Corporation or any of its subsidiaries pursuant to a plan, agreement or arrangement approved by the Board, including the Series A Directors;

iv. shares of Common Stock or Convertible Securities actually issued upon the exercise of Options or shares of Common Stock actually issued upon the conversion or exchange of Convertible Securities, in each case provided such issuance is pursuant to the terms of such Option or Convertible Security;

v. shares of Common Stock, Options, or Convertible Securities issued to banks, equipment lessors or other financial institutions or to real property lessors, pursuant to a bona fide debt financing, equipment leasing or real property leasing transaction approved by the Board, including the Series A Directors;

vi. shares of Common Stock, Options, or Convertible Securities issued to suppliers or third party service providers in connection with the provision of goods or services (including technology license, development, marketing or other similar agreements or strategic partnerships) pursuant to transactions approved by the Board, including the Series A Directors; or

vii. shares of Common Stock, Options or Convertible Securities issued as consideration for the acquisition of another entity by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, *provided* that such issuances are approved by the Board, including the Series A Directors.

(2) No Adjustment of Conversion Price. No adjustment in the Series A Conversion Price shall be made as the result of the issuance or deemed issuance of Additional Shares of Common Stock if the Corporation receives written notice from the Requisite Holders agreeing that no such adjustment shall be made as the result of the issuance or deemed issuance of such Additional Shares of Common Stock.

(3) Deemed Issue of Additional Shares of Common Stock.

(A) If the Corporation at any time or from time to time after the Series A Original Issue Date shall issue any Options or Convertible Securities (excluding Options or Convertible Securities which are themselves Exempted Securities) or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock (as set forth in the instrument relating thereto, assuming the satisfaction of any conditions to exercisability, convertibility or exchangeability, but without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or, in the case of Convertible Securities and Options therefor, the conversion or exchange of such Convertible Securities, shall be deemed to be Additional Shares of Common Stock issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date.

(B) If the terms of any Option or Convertible Security, the issuance of which resulted in an adjustment to the Series A Conversion Price pursuant to the terms of Subsection 4.2(d)(iv)(4), are revised as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (x) any increase or decrease in the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any such Option or Convertible Security or (y) any increase or decrease in the consideration payable to the Corporation upon such exercise, conversion and/or exchange, then, effective upon such increase or decrease becoming effective, the Series A Conversion Price computed upon the original issue of such Option or Convertible Security (or upon the occurrence of a record date with respect thereto) shall be readjusted to such Series A Conversion Price as would have been obtained had such revised terms been in effect upon the original date of issuance of such Option or Convertible Security. Notwithstanding the foregoing, no readjustment pursuant to this Subsection 4.2(d)(iv)(3)(B) shall have the effect of increasing the Series A Conversion Price to an amount which exceeds the lower of (i) the Series A Conversion Price in effect immediately prior to the original adjustment made as a result of the issuance of such Option or Convertible Security or (ii) the Series A Conversion Price that would have resulted from any issuances of Additional Shares of Common Stock (other than deemed issuances of Additional Shares of Common Stock as a result of the issuance of such Option or Convertible Security) between the original adjustment date and such readjustment date.

(C) If the terms of any Option or Convertible Security (excluding Options or Convertible Securities which are themselves Exempted Securities), the issuance of which did not result in an adjustment to the Series A Conversion Price pursuant to the terms of Subsection 4.2(d)(iv)(4) (either because the consideration per share (determined pursuant to Subsection 4.2(d)(iv)(5)) of the Additional Shares of Common Stock subject thereto was equal to or greater than the Series A Conversion Price then in effect or because such Option or Convertible Security was issued before the Series A Original Issue Date), are revised after the Series A Original Issue Date as a result of an amendment to such terms or any other adjustment pursuant to the provisions of such Option or Convertible Security (but excluding automatic adjustments to such terms pursuant to anti-dilution or similar provisions of such Option or Convertible Security) to provide for either (x) any increase in the number of shares of Common Stock issuable upon the exercise, conversion or exchange of any such Option or Convertible Security or (y) any decrease in the consideration payable to the Corporation upon such exercise, conversion or exchange, then such Option or Convertible Security, as so amended or adjusted, and the Additional Shares of Common Stock subject thereto (determined in the manner provided in Subsection 4.2(d)(iv)(3)(A)) shall be deemed to have been issued effective upon such increase or decrease becoming effective.

(D) Upon the expiration or termination of any unexercised Option or unconverted or unexchanged Convertible Security (or portion thereof) which resulted (either upon its original issuance or upon a revision of its terms) in an adjustment to the Series A Conversion Price pursuant to the terms of Subsection 4.2(d)(iv)(4), the Series A Conversion Price shall be readjusted to such Series A Conversion Price as would have been obtained had such Option or Convertible Security (or portion thereof) never been issued.

(E) If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, is calculable at the time such Option or Convertible Security is issued or amended but is subject to adjustment based upon subsequent events, any adjustment to the Series A Conversion Price provided for in this Subsection 4.2(d)(iv)(3)(E) shall be effected at the time of such issuance or amendment based on such number of shares or amount of consideration without regard to any provisions for subsequent adjustments (and any subsequent adjustments shall be treated as provided in clauses (B) and (C) of this Subsection 4.2(d)(iv)(3)(E)). If the number of shares of Common Stock issuable upon the exercise, conversion and/or exchange of any Option or Convertible Security, or the consideration payable to the Corporation upon such exercise, conversion and/or exchange, cannot be calculated at all at the time such Option or Convertible Security is issued or amended, any adjustment to the Series A Conversion Price that would result under the terms of this Subsection 4.2(d)(iv)(3) at the time of such issuance or amendment shall instead be effected at the time such number of shares and/or amount of consideration is first calculable (even if subject to subsequent adjustments), assuming for purposes of calculating such adjustment to the Series A Conversion Price that such issuance or amendment took place at the time such calculation can first be made.

(4) Adjustment of Conversion Price Upon Issuance of Additional Shares of Common Stock. In the event the Corporation shall at any time after the Series A Original Issue Date issue Additional Shares of Common Stock (including Additional Shares of Common Stock deemed to be issued pursuant to Subsection 4.2(d)(iv)(3)), without consideration or for a consideration per share less than the Series A Conversion Price in effect immediately prior to such issue, then the Series A Conversion Price shall be reduced, concurrently with such issue, to a price (calculated to the nearest one hundredth of a cent) determined in accordance with the following formula:

$$CP_2 = CP_1 * (A + B) \div (A + C)$$

For purposes of the foregoing formula, the following definitions shall apply:

(A) "**CP_2**" shall mean the Series A Conversion Price in effect immediately after such issue of Additional Shares of Common Stock;

(B) "**CP_1**" shall mean the Series A Conversion Price in effect immediately prior to such issue of Additional Shares of Common Stock;

(C) "**A**" shall mean the number of shares of Common Stock outstanding immediately prior to such issue of Additional Shares of Common Stock (treating for this purpose as outstanding all shares of Common Stock issuable upon exercise of Options outstanding immediately prior to such issue or upon conversion or exchange of Convertible Securities (including the Series A Preferred Stock) outstanding (assuming exercise of any outstanding Options therefor) immediately prior to such issue);

(D) "**B**" shall mean the number of shares of Common Stock that would have been issued if such Additional Shares of Common Stock had been issued at a price per share equal to CP_1 (determined by dividing the aggregate consideration received by the Corporation in respect of such issue by CP_1); and

(E) "**C**" shall mean the number of such Additional Shares of Common Stock issued in such transaction.

(5) Determination of Consideration. For purposes of this Subsection 4.2(d)(iv), the consideration received by the Corporation for the issue of any Additional Shares of Common Stock shall be computed as follows:

(A) Cash and Property. Such consideration shall:

i. insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation, excluding amounts paid or payable for accrued interest;

ii. insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board, including the approval of the Series A Directors or the approval of the Requisite Holders if the Series A Directors are deemed to be interested parties in such determination; and

iii. in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (1) and (2) above, as determined in good faith by the Board, including the approval of the Series A Directors or the approval of the Requisite Holders if the Series A Directors are deemed to be interested parties in such determination.

(B) Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Subsection 4.2(d)(iv), relating to Options and Convertible Securities, shall be determined by dividing:

i. the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

ii. the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities.

(6) Multiple Closing Dates. In the event the Corporation shall issue on more than one date Additional Shares of Common Stock that are a part of one transaction or a series of related transactions and that would result in an adjustment to the Series A Conversion Price pursuant to the terms of Subsection 4.2(d)(iv)(4), and such issuance dates occur within a period of no more than ninety (90) days from the first such issuance to the final such issuance, then, upon the final such issuance, the Series A Conversion Price shall be readjusted to give effect to all such issuances as if they occurred on the date of the first such issuance (and without giving effect to any additional adjustments as a result of any such subsequent issuances within such period).

(v) Adjustment for Stock Splits and Combinations. If the Corporation shall at any time or from time to time after the Series A Original Issue Date effect a subdivision of the outstanding shares of Common Stock, the Series A Conversion Price in effect immediately before that subdivision shall be proportionately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be increased in proportion to such increase in the aggregate number of shares of Common Stock outstanding. If the Corporation shall at any time or from time to time after the Series A Original Issue Date combine the outstanding shares of Common Stock, the Series A Conversion Price in effect immediately before the combination shall be proportionately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in the aggregate number of shares of Common Stock outstanding. Any adjustment under this subsection shall become effective at the close of business on the date the subdivision or combination becomes effective.

(vi) Adjustment for Certain Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series A Original Issue Date shall make or issue or fix a record date for the determination of holders of Common Stock entitled to receive a dividend or other distribution payable on the Common Stock in additional shares of Common Stock, then and in each such event the Series A Conversion Price in effect immediately before such event shall be decreased as of the time of such issuance or, in the event such a record date shall have been fixed, as of the close of business on such record date, by multiplying the Series A Conversion Price then in effect by a fraction:

(1) the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, and

(2) the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution.

Notwithstanding the foregoing, (a) if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Series A Conversion Price shall be recomputed accordingly as of the close of business on such record date and thereafter the Series A Conversion Price shall be adjusted pursuant to this subsection as of the time of actual payment of such dividends or distributions and (b) no such adjustment shall be made if the holders of Series A Preferred Stock simultaneously receive a dividend or other distribution of shares of Common Stock in a number equal to the number of shares of Common Stock as they would have received if all outstanding shares of Series A Preferred Stock had been converted into Common Stock on the date of such event.

(vii) Adjustments for Other Dividends and Distributions. In the event the Corporation at any time or from time to time after the Series A Original Issue Date shall make or issue or fix a record date for the determination of holders of shares of Common Stock entitled to receive a dividend or other distribution payable in securities of the Corporation (other than a distribution of shares of Common Stock in respect of outstanding shares of Common Stock) or in other property and the provisions of Section 4.2(a) do not apply to such dividend or distribution, then and in each such event the holders of Series A Preferred Stock shall receive, simultaneously with the distribution to the holders of shares of Common Stock, a dividend or other distribution of such securities or other property in an amount equal to the amount of such securities or other property as they would have received if all outstanding shares of Series A Preferred Stock had been converted into shares of Common Stock on the date of such event.

(viii) Adjustment for Merger or Reorganization, etc. Subject to the provisions of Subsection 4.2(b)(ii), if there shall occur any reorganization, recapitalization, reclassification, consolidation or merger involving the Corporation in which the Common Stock (but not the Series A Preferred Stock) is converted into or exchanged for securities, cash or other property (other than a transaction covered by Subsections 4.2(d)(iv), 4.2(d)(vi) or 4.2(d)(vii)), then, following any such reorganization, recapitalization, reclassification, consolidation or merger, each share of Series A Preferred Stock shall thereafter be convertible in lieu of the Common Stock into which it was convertible prior to such event into the kind and amount of securities, cash or other property which a holder of the number of shares of Common Stock of the Corporation issuable upon conversion of one share of Series A Preferred Stock immediately prior to such reorganization, recapitalization, reclassification, consolidation or merger would have been entitled to receive pursuant to such transaction; and, in such case, appropriate adjustment (as determined in good faith by the Board) shall be made in the application of the provisions in this Article IV with respect to the rights and interests thereafter of the holders of the Series A Preferred Stock, to the end that the provisions set forth in this Section 4.2(d) (including provisions with respect to changes in and other adjustments of the Series A Conversion Price) shall thereafter be applicable, as nearly as reasonably may be, in relation to any securities or other property thereafter deliverable upon the conversion of the Series A Preferred Stock. For the avoidance of doubt, nothing in this Subsection 4.2(d)(viii) shall be construed as preventing the holders of Series A Preferred Stock from seeking any appraisal rights to which they are otherwise entitled under the DGCL in connection with a merger triggering an adjustment hereunder, nor shall this Subsection 4.2(d)(viii) be deemed conclusive evidence of the fair value of the shares of Series A Preferred Stock in any such appraisal proceeding.

(ix) Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Series A Conversion Price pursuant to this Section 4.2(d), the Corporation at its expense shall, as promptly as reasonably practicable but in any event not later than ten (10) days thereafter, compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Series A Preferred Stock a certificate setting forth such adjustment or readjustment (including the kind and amount of securities, cash or other property into which the Series A Preferred Stock is convertible) and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, as promptly as reasonably practicable after the written request at any time of any holder of Series A Preferred Stock (but in any event not later than ten (10) days thereafter), furnish or cause to be furnished to such holder a certificate setting forth (i) the Series A Conversion Price then in effect and (ii) the number of shares of Common Stock and the amount, if any, of other securities, cash or property which then would be received upon the conversion of Series A Preferred Stock owned and held by such holder.

(x) Notice of Record Date. In the event:

(1) the Corporation shall take a record of the holders of its Common Stock (or other capital stock or securities at the time issuable upon conversion of the Series A Preferred Stock) for the purpose of entitling or enabling them to receive any dividend or other distribution, or to receive any right to subscribe for or purchase any shares of capital stock of any class or any other securities, or to receive any other security; or

(2) of any capital reorganization of the Corporation, any reclassification of the Common Stock of the Corporation or any Deemed Liquidation Event; or

(3) of the voluntary or involuntary dissolution, liquidation or winding up of the Corporation;

then, and in each such case, the Corporation will send or cause to be sent to the holders of the Series A Preferred Stock a notice specifying, as the case may be, (i) the record date for such dividend, distribution or right and the amount and character of such dividend, distribution or right or (ii) the effective date on which such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding up is proposed to take place and the time, if any is to be fixed, as of which the holders of record of Common Stock (or such other capital stock or securities at the time issuable upon the conversion of the Series A Preferred Stock) shall be entitled to exchange their shares of Common Stock (or such other capital stock or securities) for securities or other property deliverable upon such reorganization, reclassification, consolidation, merger, transfer, dissolution, liquidation or winding up, and the amount per share and character of such exchange applicable to the Series A Preferred Stock and the Common Stock. Such notice shall be sent at least ten (10) days prior to the record date or effective date for the event specified in such notice.

(e) Mandatory Conversion.

(i) Trigger Events. Upon either (a) the closing of the sale of shares of Common Stock to the public at a price of at least $[___][3] per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Common Stock) in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, resulting in at least $50,000,000 of proceeds, net of underwriting

[3] NTD: AU$514.036 to be filled in United State Dollars at the Exchange Rate on the Closing Date (as such terms are defined in the Purchase Agreement).

discounts and commissions, to the Corporation (a "**QIPO**") or (b) the date and time, or the occurrence of an event, specified by vote or written consent of the Requisite Holders (the time of such closing or the date and time specified or the time of the event specified in such vote or written consent is referred to herein as the "**Mandatory Conversion Time**"), then (i) all outstanding shares of Series A Preferred Stock shall automatically be converted into shares of Common Stock, at the then effective conversion rate pursuant to Subsection 4.2(b)(ii) and (ii) such shares may not be reissued by the Corporation.

(ii) Procedural Requirements. All holders of record of shares of Series A Preferred Stock shall be sent written notice of the Mandatory Conversion Time and the place designated for mandatory conversion pursuant to this Section 4.2(e). Such notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of such notice, each holder of shares of Series A Preferred Stock shall surrender his, her or its certificate or certificates for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice. If so required by the Corporation, certificates surrendered for conversion shall be endorsed or accompanied by written instrument or instruments of transfer, in form satisfactory to the Corporation, duly executed by the registered holder or by his, her or its attorney duly authorized in writing. All rights with respect to the Series A Preferred Stock converted pursuant to this Subsection 4.2(e)(ii), including the rights, if any, to receive notices and vote (other than as a holder of Common Stock), will terminate at the Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates (or lost certificate affidavit and agreement) therefor, to receive the items provided for in the next sentence of this Subsection 4.2(e)(ii). As soon as practicable after the Mandatory Conversion Time and the surrender of the certificate or certificates (or lost certificate affidavit and agreement) of Series A Preferred Stock, the Corporation shall issue and deliver to such holder, or to his, her or its nominees, a certificate or certificates for the number of full shares of Common Stock issuable on such conversion in accordance with the provisions hereof, together with cash as provided in Subsection 4.2(d)(ii) in lieu of any fraction of a share of Common Stock otherwise issuable upon such conversion and the payment of any declared but unpaid dividends on the shares of Series A Preferred Stock converted. Such converted Series A Preferred Stock shall be retired and cancelled and may not be reissued as shares of such series, and the Corporation may thereafter take such appropriate action (without the need for stockholder action) as may be necessary to reduce the authorized number of shares of Series A Preferred Stock accordingly.

(f) Mandatory Redemption.

(i) (1) General. Unless prohibited by Delaware law governing distributions to stockholders, shares of Series A Preferred Stock shall be redeemed by the Corporation at a redemption price, payable in cash, equal to the Mandatory Redemption Price with respect to each share of Series A Preferred Stock, not more than sixty (60) days after the receipt by the Corporation at any time on or after the fifth (5th) anniversary of the Series A Original Issue Date, from the Requisite Holders, of written notice requesting redemption of all shares of Series A Preferred Stock (the "**Mandatory Redemption Request**"). The "**Mandatory Redemption Price**" determined as of any date shall mean, in respect of each share of Series A Preferred Stock, an amount equal to the greater of (A) (x) the Series A Original Issue Price per share less any Preferred Dividends previously paid, plus (y) all declared but unpaid dividends thereon through the date on which such shares are actually redeemed, plus (z) the Redemption Dividends (as defined below) and (B) the Fair Market Value (determined in the manner set forth below) of a single share of Series A Preferred Stock as of the date of the Corporation's receipt of the Mandatory Redemption Request. Upon receipt of a Mandatory Redemption Request, the Corporation shall apply all of its assets to any such redemption, and to no other corporate purpose, except to the extent prohibited by Delaware law governing distributions to stockholders. The date of such redemption shall be referred to as the "**Mandatory Redemption Date**." If on the Mandatory Redemption Date Delaware law governing distributions to stockholders prevents the Corporation from redeeming all shares of Series A Preferred Stock to be redeemed, the Corporation shall ratably redeem the maximum number of shares that it may redeem consistent with such law, and shall redeem the remaining shares as soon as it may lawfully do so under such law. If the Corporation is unable to redeem any portion of the shares of Series A Preferred Stock requested to be redeemed, then (1) it shall promptly after receiving the Mandatory Redemption Request use its commercially reasonable efforts to raise sufficient funds to legally enable the redemption of the remaining shares of Series A Preferred Stock that were requested to be redeemed by either obtaining loans or selling stock, both subject to binding legal obligations of the Corporation that may then be in effect and (2) on and after the one-year anniversary of the date of the Corporation's receipt of a Mandatory Redemption Request, the Corporation shall take all actions necessary to effect a Deemed Liquidation Event (including by hiring investment bankers, initiating a sale process and as is otherwise customary), unless the holders of a majority of the outstanding shares of Series A Preferred Stock not redeemed elect otherwise by written notice sent to the Corporation at least five (5) days prior to the effective date of any such event.

(2) Definitions. For purposes of this Subsection 4.2(f)(i)(2), the following definitions shall apply:

(A) "**Fair Market Value**" of a single share of Series A Preferred Stock means that value determined by (1) first, calculating five (5) times the Corporation's revenue calculated in accordance with the Corporation's past practice for the 12 months preceding the delivery of the Mandatory Redemption Request (the "**LTM Revenue**"), (2) second, multiplying the LTM Revenue by the percentage ownership of the Corporation held by the holders of then outstanding shares of Series A Preferred Stock (such product, the "**Redemption Amount**"), and (3) dividing the Redemption Amount by the then aggregate number of shares of Series A Preferred Stock then outstanding.

(B) "**Redemption Dividends**" shall mean dividends at the rate per annum of $[___][4] per share accruing on the shares of Series A Preferred Stock issued as of the Series A Original Issue Date (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization with respect to the Series A Preferred Stock) from and after the Series A Original Issue Date. Redemption Dividends shall accrue from day to day, whether or not declared, and shall be cumulative; provided that the Redemption Dividends shall be payable only upon a redemption of the Series A Preferred Stock in accordance with this Section 4.2(f).

(ii) Mandatory Redemption Notice. The Corporation shall send written notice of the mandatory redemption (the "**Mandatory Redemption Notice**") to each holder of record of Series A Preferred Stock not less than forty (40) days prior to the Mandatory Redemption Date. The Mandatory Redemption Notice shall state:

(1) the number of shares of Series A Preferred Stock held by the holder that the Corporation shall redeem on the Mandatory Redemption Date specified in the Mandatory Redemption Notice;

(2) the Mandatory Redemption Date and the Mandatory Redemption Price;

(3) the date upon which the holder's right to convert such shares terminates (as determined in accordance with Subsection 4.2(d)(i)); and

(4) that the holder is to surrender to the Corporation, in the manner and at the place designated, his, her or its certificate or certificates representing the shares of Series A Preferred Stock to be redeemed.

If the Corporation receives, on or prior to the twentieth (20th) day after the date of delivery of the Mandatory Redemption Notice to a holder of Series A Preferred Stock, written notice from such holder that such holder elects to be excluded from the redemption provided in this Section 4.2(f), then the shares of Series A Preferred Stock registered on the books of the Corporation in the name of such holder at the time of the Corporation's receipt of such notice shall thereafter be "**Excluded Shares**." Excluded Shares shall not be redeemed or redeemable pursuant to this Section 4.2(f), whether on the Mandatory Redemption Date or thereafter.

(iii) Surrender of Certificates; Payment. On or before the Mandatory Redemption Date, each holder of shares of Series A Preferred Stock to be redeemed on the Mandatory Redemption Date, unless such holder has exercised his, her or its right to convert such shares as provided in Section 4.2(d), shall surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim

---

[4] NTD: AU$8.225 to be filled in United State Dollars at the Exchange Rate on the Closing Date (as such terms are defined in the Purchase Agreement).

that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, in the manner and at the place designated in the Mandatory Redemption Notice, and thereupon the Mandatory Redemption Price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. In the event less than all of the shares of Series A Preferred Stock represented by a certificate are redeemed, a new certificate, instrument, or book entry representing the unredeemed shares of Series A Preferred Stock shall promptly be issued to such holder.

(iv) Rights Subsequent to Redemption. If the Mandatory Redemption Notice shall have been duly given, and if on the Mandatory Redemption Date the Mandatory Redemption Price payable upon redemption of the shares of Series A Preferred Stock to be redeemed on the Mandatory Redemption Date is paid or tendered for payment or deposited with an independent payment agent so as to be available therefor in a timely manner, then notwithstanding that any certificates evidencing any of the shares of Series A Preferred Stock so called for redemption shall not have been surrendered, Redemption Dividends with respect to such shares of Series A Preferred Stock shall cease to accrue after the Mandatory Redemption Date and all rights with respect to such shares shall forthwith after the Mandatory Redemption Date terminate, except only the right of the holders to receive the Mandatory Redemption Price (including the Redemption Dividends) without interest upon surrender of any such certificate or certificates therefor.

(g) Redeemed or Otherwise Acquired Shares. Any shares of Series A Preferred Stock that are redeemed or otherwise acquired by the Corporation or any of its subsidiaries shall be automatically and immediately cancelled and retired and shall not be reissued, sold or transferred. Neither the Corporation nor any of its subsidiaries may exercise any voting or other rights granted to the holders of shares of Series A Preferred Stock following redemption.

(h) Waiver. Any of the rights, powers, preferences and other terms of the Series A Preferred Stock set forth herein may be waived on behalf of all holders of Series A Preferred Stock by the affirmative written consent or vote of the Requisite Holders.

(i) Notices. Any notice required or permitted by the provisions of this Article IV to be given to a holder of shares of Series A Preferred Stock shall be mailed, postage prepaid, to the post office address last shown on the records of the Corporation or given by electronic communication in compliance with the provisions of the DGCL and shall be deemed sent upon such mailing or electronic transmission.

Section 4.3 Rights of Common Stock.

(a) General. The voting, dividend and liquidation rights of the holders of the Common Stock are subject to and qualified by the rights, powers and preferences of the holders of the Series A Preferred Stock set forth herein.

(b) Voting Rights. The holders of the Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings); *provided, however*, that, except as otherwise required by law, holders of Common Stock, as such, shall not be entitled to vote on any amendment to the Certificate of Incorporation that affects only the Series A Preferred Stock and not the Common Stock. There shall be no cumulative voting. The number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by (in addition to a vote of the holders of Series A Preferred Stock that may be required by the terms of the Certificate of Incorporation) the affirmative vote of the holders of shares of capital stock of the Corporation representing a majority of the votes represented by all outstanding shares of capital stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the DGCL.

ARTICLE V.
BOARD POWER REGARDING BYLAWS

In furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to make, repeal, alter, amend and rescind the Bylaws of the Corporation.

ARTICLE VI.
ELECTION OF DIRECTORS

Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

ARTICLE VII.
MISCELLANEOUS

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of the Corporation may provide. The books of the Corporation may be kept outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

ARTICLE VIII.
LIABILITY; INDEMNIFICATION

Section 8.1 Liability. To the fullest extent permitted by applicable law, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal. If the DGCL or any other law of the State of Delaware is amended after approval by the stockholders of this Article VIII to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

Section 8.2 Indemnification. To the fullest extent permitted by applicable law, the Corporation is authorized to provide indemnification of (and advancement of expenses to) directors, officers and agents of the Corporation (and any other persons to which the DGCL permits the Corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the DGCL. Any amendment, modification or repeal of the foregoing sentence shall not adversely affect any right or protection of a director, officer or other agent of the Corporation of the Corporation hereunder in respect of any act or omission occurring prior to the time of such amendment, modification or repeal.

ARTICLE IX.
CORPORATE OPPORTUNITY

The Corporation renounces, to the fullest extent permitted by law, any interest or expectancy of the Corporation in, or in being offered an opportunity to participate in, any Excluded Opportunity. An "**Excluded Opportunity**" is any matter, transaction or interest that is presented to, or acquired, created or developed by, or which otherwise comes into the possession of (i) any Series A Directors who is not an employee of the Corporation or any of its subsidiaries or (ii) any holder of Series A Preferred Stock, or any partner, member, director, stockholder, employee or agent of any such holder, other than someone who is an employee or officer of the Corporation or any of its subsidiaries (collectively, "**Covered Persons**"), unless such matter, transaction or interest is presented to, or acquired, created or developed by, or otherwise comes into the possession of a Covered Person expressly and solely in such Covered Person's capacity as a director of the Corporation.

ARTICLE X.
CORPORATE POWER

The Corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred on stockholders herein are granted subject to this reservation.

ARTICLE XI.
CALIFORNIA CORPORATIONS CODE

For purposes of Section 500 of the California Corporations Code (to the extent applicable), in connection with any repurchase of shares of Common Stock permitted under this Certificate of Incorporation from employees, officers, directors or consultants of the Corporation in connection with a termination of employment or services pursuant to agreements or arrangements approved by the Board (in addition to any other consent required under this Certificate of Incorporation), such repurchase may be made without regard to any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined in Section 500 of the California Corporations Code). Accordingly, for purposes of making any calculation under California Corporations Code Section 500 in connection with such repurchase, the amount of any "preferential dividends arrears amount" or "preferential rights amount" (as those terms are defined therein) shall be deemed to be zero (0).

[Remainder of this page has been intentionally left blank]

IN WITNESS WHEREOF, simPRO Holdings, Inc. has caused this Amended and Restated Certificate of Incorporation to be signed by the undersigned duly authorized officer on this [__] day of September, 2016.

SIMPRO HOLDINGS, INC.

By: ______________________________

Name: Brad Couper
Title: Chief Executive Officer

[Signature Page to Amended and Restated Certificate of Incorporation]

ANNEXURE F

BYLAWS OF PARENT

BYLAWS

OF

SIMPRO HOLDINGS, INC.

(a Delaware corporation)

(the "Company")

Article I. MEETINGS OF STOCKHOLDERS

Section 1.1 **Place of Meetings:** Meetings of the stockholders shall be held at the principal place of business of the Company or at such other places either within or without the State of Delaware as designated by the board of directors of the Company (the "Board").

Section 1.2 **Annual Meetings:** An annual meeting of stockholders of the Company for the election of directors and for other business as described in the notice of such annual meeting shall be held on such date and at such time as may be fixed by the Board.

Section 1.3 **Special Meetings:** Special meetings of the stockholders may be called at any time by the Board, the president or the holders of a majority of the outstanding shares of capital stock of the Company entitled to vote at such meeting.

Section 1.4 **Notice of Meetings:** Notice of the time, place and purposes of each meeting shall be delivered to the stockholders not less than ten (10) days or more than sixty (60) days before such meeting. No notice need be given to any stockholder who attends a meeting in person; provided that such Stockholder does not attend such meeting solely for the purposes of objecting to the meeting on the grounds of lack of notice, or who waives such notice in writing executed and filed with the Company.

Section 1.5 **Quorum:** To constitute a quorum for the transaction of business at any meeting of the stockholders, there must be present, in person or by proxy, a majority of the issued and outstanding shares of capital stock of the Company entitled to vote on a particular matter.

Section 1.6 **Number of Votes for Each Stockholder:** Each stockholder shall be entitled to one vote for each share of stock standing in his, her or its name on the books of the Company. The vote of a majority of the shares of the Company present, either in person or by proxy, at any meeting at which a quorum is present shall constitute the act of the stockholders. Every stockholder may vote either in person or by proxy. All proxies shall be in writing and shall be filed with the Company before being voted.

Section 1.7 **Action by Consent:** Any action required or permitted to be taken at any meeting of the stockholders may be taken without a meeting, if a written consent thereto is signed by the holders of the requisite number of shares necessary to approve any such action at a meeting of the stockholders. In the event that any action is approved by less than unanimous written consent of the stockholders, the Company shall provide prompt written notice of such action to all stockholders who did not consent in accordance with the Delaware General Corporation Law, as amended (the "DGCL").

Article II. STOCK

Section 2.1 **Certificates of Stock:** Certificates of stock shall be in a form adopted by the Board and shall be signed by appropriate officers as described in the DGCL.

Section 2.2 **Transfer of Stock:** Transfers of share certificates and the shares represented thereby shall be made on the books of the Company only by the registered holder or by a duly authorized attorney. Transfers shall be made only upon surrender of the share certificate or certificates.

Article III. DIRECTORS

Section 3.1 **Place:** Meetings of the Board shall be held at such places as may be designated by the Board or in the notice of the meeting.

Section 3.2 **Regular Meetings:** Regular meetings of the Board shall be held at such times as the Board may designate. Notice of regular meetings need not be given.

Section 3.3 **Special Meetings:** Special meetings of the Board may be called by the president, the chief executive officer or any member of the Board on one (1) days' notice to each director, either personally or by mail (including electronic mail), telegram, telephone or facsimile transmission. Neither the business to be transacted at nor the purpose of any special meeting of the Board need be specified in any notice or written waiver of notice unless so required by law or the Company's Certificate of Incorporation, as the same may be amended from time to time (the "Certificate"). Notice of any meeting of the Board need not be given to any director if he or she shall sign a written waiver thereof either before or after the time stated therein, or if he or she shall be present at the meeting and participate in the business transacted thereat, except if a director attends for the purpose of objecting, at the beginning of the meeting, to the transaction of any business because the meeting is not lawfully called or convened. Unless limited by law, the Certificate, or the terms of the notice thereof, any and all business may be transacted at any special meeting.

Section 3.4 **Number, Election and Term of Office:** The property and business of the Company shall be managed by the Board, who need not be stockholders of record. The Board shall have the authority to (i) determine the number of directors that constitute the Board and (ii) fix the terms of office of the directors. Vacancies in the Board may be filled for the unexpired portion of the term by the vote of the remaining directors.

Section 3.5 **Quorum:** A majority of the directors then in office shall constitute a quorum for the transaction of business at any meeting and except as otherwise provided herein, in the Certificate or by law, the vote of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board. In the absence of a quorum, a majority of the directors present may adjourn any meeting from time to time until a quorum be had. Notice of any adjourned meeting need not be given if the time and place thereof are announced at the meeting at which adjournment is taken. The directors shall act only as a Board and individual directors shall have no power as such.

Section 3.6 **Interested Directors:** No contract or transaction between the Company and any other corporation, firm, association or other legal entity shall be invalidated by reason of the fact that any one (1) or more of the directors has a direct or indirect interest, pecuniary or otherwise, in such corporation, firm, association, or legal entity, or because the interested director was present at the meeting of the Board which acted upon or in reference to such contract or transaction, or because he or she participated in such action, provided that the interest of such director shall have been disclosed to or known by the Board and a disinterested majority of the Board shall have nonetheless ratified and approved such contract or transaction. Such interested director or directors may be counted to determine whether a quorum is present. If the vote of such interested director or directors is, or was, necessary for the approval of such contract or transaction, then such contract or transaction shall, with disclosure of the director's or directors' interest, be submitted for the approval or ratification of the stockholders and such contract or transaction shall not be an obligation until it is approved by the stockholders.

Section 3.7 **Committees:** The Board may, by resolution adopted by a majority of the whole Board, designate one or more committees, each committee to consist of one (1) or more directors and such alternate members (also directors) as may be designated by the Board. Unless otherwise provided herein, in the absence or disqualification of any member of a committee, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another director to act at the meeting in the place of any such absent or disqualified member. Except as otherwise provided herein, in the Certificate or by law, any such committee shall have and may exercise the powers of the full Board to the extent provided in the resolution of the Board directing the committee, except that no such committee shall have any power or authority with respect to (i) amending the Certificate or these Bylaws, (ii) approving or recommending to the stockholders of the Company any agreement or plan of merger or consolidation, any sale, lease or exchange of all or substantially all of the property and assets of the Company or the dissolution or liquidation of the Company (or the abandonment or revocation thereof), (iii) the declaration of dividends and (iv) the authorization of the issuance of shares of capital stock of the Company. A committee may make such rules for the conduct of its business and may appoint such committees and assistants as it shall from time to time deem necessary for the transaction of business of such committee; provided, that if any committee does not make any such rules for its conduct then the provisions in this Article III shall apply to meetings of such committee. Regular meetings of a committee shall be held at such times as such committee shall from time to time by resolution determine.

Section 3.8 **Participation in Meetings:** Members of the Board or of any committee may participate in any meeting of the Board or committee, as the case may be, by means of conference telephone or similar communication equipment by means which all persons participating in the meeting can hear each other, and such participation shall constitute presence in person at such meeting.

Section 3.9 **Action by Consent:** Any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting, if a written consent thereto is signed by all members of the Board or of such committee, as the case may be, and such written consent is filed with the minutes or proceedings of the Board or committee.

Section 3.10 **Chairman of the Board/Organization of Meetings:** The Board may elect, among its members, a chairman of the Board. The chairman of the Board, if one be elected, shall preside, if present and unless otherwise determined by the Board, at all meetings of the stockholders and at all meetings of the Board, and he or she shall perform such other duties and have such other powers as may from time to time be designated and assigned to him or her by the Board. At each meeting of the Board, the chairman of the Board, or, in his or her absence or nonelection, a director chosen by a majority of the directors, shall act as chairman of the meeting. The secretary, or in the absence of the secretary, any person appointed by the chairman of the meeting, shall act as secretary of the meeting.

Section 3.11 **Resignations:** Any director of the Company may resign at any time by giving written notice to the Board, the president or the secretary of the Company. The resignation of any director shall take effect immediately unless the resignation provides a certain date specified therein for it to take effect, in which event it shall be effective upon such date, and the acceptance of such resignation shall not be necessary to make it effective, irrespective of whether the resignation is tendered subject to such acceptance.

Article IV. OFFICERS

Section 4.1 **Election and Duties:** The Board shall have the authority to appoint a president, vice president(s), a treasurer, a secretary, and such other officers as it deems advisable.

Section 4.2 **Authority, Duties and Compensation:** The officers shall have such authority, perform such duties and serve for such compensation as may be determined by resolution of the Board. Except as otherwise provided by resolution of the Board, (i) the president shall be the chief executive officer of the Company, shall have general supervision over the business and operations of the Company, may perform any act and execute any instrument for the conduct of such business and operations and shall preside at all meetings of the Board and the stockholders, (ii) the other officers shall have the duties customarily related to their respective offices and (iii) any vice president, or vice presidents in the order determined by the Board, shall in the absence of the president have the authority to perform the duties of the president.

Section 4.3 **Terms of Office:** Each of such officers shall serve until his or her successor is duly appointed and qualified, but any officer may be removed by the Board at any time with or without cause and with or without hearing or notice of hearing. Vacancies among the officers by reason of death, resignation or other cause shall be filled by the Board.

Article V. INDEMNIFICATION

Section 5.1 **Right to Indemnification:** The Company shall indemnify and hold harmless any person who was or is party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a "proceeding"), by reason of the fact that such person is or was a director or officer of the Company or a constituent corporation absorbed in a consolidation or merger, or is or was serving at the request of the Company or a constituent corporation absorbed in a consolidation or merger, as a director, officer, employee or agent of another corporation, partnership, joint venture, limited liability company, trust, non profit entity or other enterprise, or is or was a director or officer of the Company serving at its request as an administrator, trustee or other fiduciary of one or more of the employee benefit plans of the Company or other enterprise (an "Indemnified Person"), against expenses (including attorneys' fees), judgments, fines, liability, loss and amounts paid in settlement actually and reasonably incurred or suffered by such person in connection with such proceeding, whether or not the indemnified liability arises or arose from any threatened, pending or completed proceeding by or in the right of the Company, except to the extent that such indemnification is prohibited by applicable law. Notwithstanding the preceding sentence, except as otherwise provided in Section 5.3 of this Article V, the Company shall be required to indemnify an Indemnified Person in connection with a proceeding (or part thereof) commenced by such Indemnified Person only if the commencement of such proceeding (or part thereof) by the Indemnified Person was authorized in advance by the Board.

Section 5.2 **Indemnification of Employees and Agents.** The Company may indemnify and advance expenses to any person who was or is made or is threatened to be made or is otherwise involved in any proceeding by reason of the fact that such person, or a person for whom such person is the legal representative, is or was an employee or agent of the Company, while an employee or agent of the Company or a constituent corporation absorbed in a consolidation or merger, or is or was serving at the request of the Company or a constituent corporation absorbed in a consolidation or merger, as a director, officer, employee or agent of another corporation, partnership, joint venture, limited liability company, trust, nonprofit entity or other enterprise, or is or was a director or officer of the Company serving at its request as an administrator, trustee or other fiduciary of one or more of the employee benefit plans of the Company or other enterprise, against expenses (including attorneys' fees), judgments, fines, liability, loss and amounts paid in settlement actually and reasonably incurred or suffered by such person in connection with such proceeding. The ultimate determination of entitlement to indemnification of persons who are non-director or officer employees or agents shall be made in such manner as is determined by the Board in its sole discretion. Notwithstanding the previous sentence, except as otherwise set forth in Section 5.4 of this Article V, the Company shall not be required to indemnify a person in connection with a proceeding initiated by such person if the proceeding was not authorized in advance by the Board.

Section 5.3 **Advance of Expenses:** Expenses incurred by an Indemnified Person in defending a proceeding shall be paid by the Company in advance of the final disposition of such proceeding, provided, however, that if required by the DGCL, as amended, such expenses shall be advanced only upon delivery to the Company of an undertaking by or on behalf of such Indemnified Person to repay such amount if it shall ultimately be determined that such Indemnified Person is not entitled to be indemnified by the Company as authorized in this Article V or otherwise. Expenses incurred by other agents of the Company (or by an Indemnified Person not acting in their capacity as such, including service with respect to employee benefit plans) may be advanced upon such terms and conditions as the Board deems appropriate. Any obligation to reimburse the Company for expense advances shall be unsecured and no interest shall be charged thereon.

Section 5.4 **Procedure for Determining Permissibility:** To determine whether any indemnification or advance of expenses under this Article V is permissible, the Board by a majority vote of a quorum consisting of directors not parties to such proceeding may, and on request of any person seeking indemnification or advance of expenses shall be required to, determine in each case whether the applicable standards in any applicable statute have been met, or such determination shall be made by independent legal counsel if such quorum is not obtainable, or, even if obtainable, a majority vote of a quorum of disinterested directors so directs, provided that, if there has been a change in control of the Company between the time of the action or failure to act giving rise to the claim for indemnification or advance of expenses shall be determined by independent legal counsel. The reasonable expenses of any Indemnified Person in prosecuting a successful claim for indemnification, and the fees and expenses of any special legal counsel engaged to determine permissibility of indemnification or advance of expenses, shall be borne by the Company.

Section 5.5 **Contractual Obligation:** The obligations of the Company to indemnify any persons under this Article V, including the duty to advance expenses, shall be considered a contract between the Company and such person, and no modification or repeal of any provision of this Article V shall affect, to the detriment of any such person, such obligations of the Company in connection with a claim based on any act or failure to act occurring before such modification or repeal. The rights provided hereunder shall inure to the benefit of any person and such person's heirs, executors and administrators. If the DGCL or any other law of the State of Delaware is amended after approval of this Article V to authorize corporate action expanding the scope of indemnification, then the Company shall indemnify any and all persons described in this Article V to the fullest extent permitted by the DGCL or such other law as so amended.

Section 5.6 **Indemnification Not Exclusive; Inuring of Benefit:** The indemnification and advance of expenses provided by this Article V shall not be deemed exclusive of any other right to which one indemnified may be entitled under any statute, provision of the Certificate, these Bylaws, agreement, vote of stockholders or disinterested directors or otherwise, both as to actions in such person's official capacity and as to actions in another capacity while holding such office, and shall inure to the benefit of the heirs, executors and administrators of any such person.

Section 5.7 **Insurance and Other Indemnification:** The Board shall have the power to (i) authorize the Company to purchase and maintain, at the Company's expense, insurance on behalf of the Company and on behalf of others to the extent that the power to do so has not been prohibited by statute, (ii) create any fund of any nature, whether or not under the control of a trustee, or otherwise secure any of its indemnification obligations, and (iii) give other indemnification to the extent permitted by statute.

Article VI. AMENDMENTS

Section 6.1 **By Stockholders:** These Bylaws may be amended or repealed at any regular or special meeting of the stockholders by vote of holders of a majority of the outstanding stock entitled to vote, provided written notice of such proposed action shall have been given in the notice for such meeting.

Section 6.2 **By Directors:** These Bylaws may be amended or repealed at any regular or special meeting of the Board by vote of a majority of all directors in office, but the Board shall not alter or repeal any Bylaws adopted by the stockholders of the Company.

Section 6.3 **Inconsistencies With Certificate of Incorporation or Equity Agreements:** If any provisions of these Bylaws shall be found to be inconsistent with any provisions of the Certificate, the Certificate shall govern. If any provisions of these Bylaws shall be found to be inconsistent with any provisions of any agreement between the Company and all or substantially all of its stockholders (each, as may be amended from time to time, an "Equity Agreement"), such Equity Agreement shall govern.

ANNEXURE G

SHARE CAPITAL TABLE

Stockholders	Number of Shares of Common Stock	Number of Shares of Series A Preferred Stock	Fully Diluted Share Amount
Continuing Stockholders	**551,575**	**0**	551,575
Bradley Couper	**1**	**0**	1
Level I	**0**	97,270	97,270
Level II	0	**291,808**	**291,808**
Option Plan (to be put in place promptly after the date of Completion)	**104,517**	**0**	104,517
Totals:	**655,092**	389,078	**1,045,171**

ANNEXURE H

MANAGEMENT ACCOUNTS

simPRO
SOFTWARE
software.technology.services
made simple

The simPRO Group Pty Ltd

Financial Report
June 2016

An Acorn innovation.

Commentary Global Results

- Australia finished of the year with a record of 177 enterprise licences. Globally, the Group sales achieved best-ever June result.

- Global monthly subscription revenue was $1.44M, an increase of 3.3% from the previous month. A year-on-year increase of 40% in Annualised revenue and now at $17.3M per year.

- Services revenue* for the month was well above budget following a full-on month of implementations.

- An improved month for tracker sales for Australia and NZ with 89 units sold in June out of 48 units targeted.

- Global year to date revenue of $19.5M indicates a year-on year increase of nearly 25%. Australia comprising $15M of the achieved result, the first financial year the entity was reported as entirely split from Corporate.

- Group's Net loss* for the month of $226K was behind budget by a just over 1%. However, year to date bottom-line was 23% ahead of budget.

- Total Operating expenses for the month was slightly over budget by 2%, majorly due to the following expense lines;

  - A big commissions month for AU which includes end of quarter sales incentives payments. Overspend in employee cost was also due to catch up on previous months under accrual of wages in Australia following full month's pay processed in June.

  - A higher marketing spend for UK, with major events participated in the month including Footprint CIH Show, and UBM Service Management Expo.

  - Professional fees includes major accruals for Corporate Income Tax and R&D Works fees not included in the budget. Note that for the previous FY, fees have been booked only early the succeeding year when completed.

  - Increase in other operating costs includes final donated amount of $13k booked in AU for the recent Youngcare Simson Dessert challenge.

- Overall year to date Operating expenses was well below budget by 7%

- Current ratio currently at 1.21. Slight decline was due to increased expenses including major accruals for Professional Tax fees and still higher Unearned Revenue base for sales not yet implemented and included as part of current liability in the calculation.

*Services revenue is shown before unearned revenue for board reporting purposes.

* *Net Income/loss before Movement In Unearned Revenue, Interest, Depreciation & Amortisation.

Profit & Loss

The simPRO Group (AUD)

June 2016

June 2016	Corp	AU	NZ	UK	US	Eliminations	Global Actual	Global Budget	Global Variance
Revenue									
Subscription Revenue	0	[illegible]	[illegible]	136,708	19,224		1,438,321	1,478,408	-40,087
Up-front License sales	0	33,088	6,334	3,140	0		42,555	20,288	22,271
Services	0	310,736	16,672	74,232	7,581		409,221	392,975	16,246
Tracker sales	0	48,004	2,964	231	0		51,199	38,954	12,245
Transaction rebates and Fees	0	7,007	0	4,491	0		11,498	9,825	1,673
Corporate Sales	0	0	0	0	0		0	0	0
Other Sales Revenue	0	0	0	1,699	0		1,699	[illegible]	283
Total Revenue	0	1,485,166	225,025	220,501	26,805	0	1,961,497	1,943,411	18,086
Discounts Applied	0	-61,695	-8,884	-18,849	-994		[illegible]	[illegible]	[illegible]
Net Revenue	0	1,423,471	216,141	201,652	25,811	0	1,867,079	1,882,810	-15,731
Direct Cost of Sales	0	-94,200	[illegible]	-7,082	[illegible]		[illegible]	[illegible]	[illegible]
Gross Profit	0	1,329,271	210,148	194,570	23,502	0	1,757,492	1,792,685	-35,193
Other Income	0	66,967	0	0	0	-1,429	65,539	0	65,539
Total Income	0	1,396,238	210,148	194,570	23,502	-1,429	1,823,031	1,792,685	30,346
Less Expenditure									
Employment Costs	734,63[illegible]	473,9[illegible]	78,204	196,076	36,758		[illegible]	1,321,227	18,455
Third Party Contractor Costs	15,778	0	0	5,250	12,400		31,458	49,903	10,445
Hosting & Data - Cost	63,135	10,828	5,402	2,139	0		81,631	88,129	6,519
Marketing and Promotion	[illegible]	14,875	6,395	64,254	2,881		100,034	111,117	[illegible]
Professional Fees	22,809	8,241	4,157	7,115	6,053		[illegible]	32,687	-25,812
Other operating costs	6,418	25,811	7,240	11,633	1,906		[illegible]	56,499	[illegible]
Travel	39,331	5,967	547	8,067	407		54,505	54,777	189
Premises Costs	28,874	1,558	3,425	21,365	2,389		[illegible]	75,628	5,073
Board Expenses	0	0	0	0	0		0	200	200
Communication	3,656	3,805	1,584	2,654	1,019		16,717	27,363	10,646
Information Technology	14,088	4,640	75	560	318		[illegible]	19,883	0
Vehicles	781	813	0	35	0		839	1,071	238
Total Expenditure	946,819	506,475	108,655	319,194	58,354	0	2,049,540	2,016,465	-33,074
Net Income	-946,819	889,763	101,490	-124,624	[illegible]	-1,429	-226,509	-223,780	-2,729
Movement in Unearned Revenue	0	[illegible]	24,822	[illegible]	0		12,937	0	12,937
EBITDA	[illegible]	783,198	126,311	-129,545	[illegible]	-1,429	-213,572	-223,780	10,206
Depreciation	2,746	5,097	1,855	2,395	241		12,333	13,087	753
Amortisation	12,040	0	0	0	0		12,040	10,754	[illegible]
EBIT	-961,604	778,102	124,456	-132,340	[illegible]	-1,429	[illegible]	-247,621	9,705
Interest	[illegible]	[illegible]	0	0	0		[illegible]	0	1,068
Earnings before license fees	-961,476	778,443	124,458	[illegible]	-45,132	-1,429	[illegible]	-247,651	10,773
License Fees - related companies	946,806	[illegible]	[illegible]	[illegible]	0	1,551	0	0	0
Other Fees/(Expenses) - related companies	24,043	[illegible]		0	0	-123	0	0	0
Earnings before tax	9,375	[illegible]	[illegible]	[illegible]	-45,132	0	[illegible]	-247,651	10,773

FY16	Corp	AU	NZ	UK	US	Eliminations	Global Actual	Global Budget	Global Variance
Revenue									
Subscription Revenue	0	11,522,577	1,964,359	1,352,559	153,523		14,993,028	15,414,904	[illegible]
Up-front License sales	0	275,196	64,257	16,152	1,290		356,896	[illegible]	[illegible]
Services	0	2,665,935	311,733	440,640	48,650		3,466,957	4,149,400	[illegible]
Tracker sales	0	481,580	132,856	17,646	1,813		633,929	801,645	[illegible]
Transaction rebates and Fees	0	60,206	243	21,144	0		81,593	92,401	[illegible]
Corporate Sales	0	0	0	0	0		0	134,418	[illegible]
Other Sales Revenue	0	0	0	18,096	0		18,096	9,807	[illegible]
Total Revenue	0	15,005,494	2,473,488	[illegible]	205,275	0	19,552,472	20,761,543	-1,209,071
Discounts Applied	0	-490,039	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]	9,935
Net Revenue	0	14,515,455	[illegible]	1,816,861	199,151	0	18,872,786	20,171,922	-1,299,136
Direct Cost of Sales	0	[illegible]	[illegible]	[illegible]	[illegible]		[illegible]	[illegible]	192,789
Gross Profit	0	13,632,358	2,260,774	1,746,695	175,536	0	17,819,363	18,925,710	-1,106,347
Other Income	0	66,967	0	0	0	-12,663	54,304	0	54,304
Total Income	0	13,699,325	2,260,774	1,746,695	175,536	-12,663	17,873,667	18,925,710	-1,052,043
Less Expenditure									
Employment Costs	5,985,047	4,155,329	549,591	1,789,343	396,696		[illegible]	[illegible]	1,007,885
Third Party Contractor Costs	233,700	0	0	71,872	150,000		455,572	517,888	62,316
Hosting & Data - Cost	793,102	104,437	57,235	19,685	0		974,459	[illegible]	[illegible]
Marketing and Promotion	17,562	603,243	99,554	282,804	45,071		1,048,334	[illegible]	99,749
Professional Fees	156,845	47,169	11,462	90,322	92,221		[illegible]	[illegible]	[illegible]
Other operating costs	95,332	222,297	77,959	[illegible]	29,956		[illegible]	[illegible]	11,857
Travel	285,401	118,328	33,178	67,405	35,318		[illegible]	516,595	[illegible]
Premises Costs	302,905	117,924	72,475	[illegible]	62,578		[illegible]	[illegible]	[illegible]
Board Expenses	10,620	0	0	0	0		10,620	34,000	23,380
Communication	99,347	68,343	17,873	34,388	14,179		[illegible]	256,277	22,507
Information Technology	159,970	47,134	180	8,277	1,581		218,122	[illegible]	[illegible]
Vehicles	2,881	[illegible]	0	4,114	0		[illegible]	[illegible]	7,207
Total Expenditure	9,146,713	[illegible]	919,515	2,644,635	830,572	0	[illegible]	20,432,297	1,404,496
Net Income	-9,146,713	[illegible]	1,341,265	[illegible]	[illegible]	-12,663	[illegible]	[illegible]	352,453
Movement in Unearned Revenue	0	[illegible]	4,014	[illegible]	[illegible]		[illegible]	0	[illegible]
EBITDA	-9,146,713	[illegible]	1,345,279	[illegible]	[illegible]	-12,663	[illegible]	[illegible]	231,190
Depreciation	26,125	[illegible]	16,486	[illegible]	[illegible]		[illegible]	[illegible]	[illegible]
Amortisation	146,336	0	0	0	0		146,336	[illegible]	[illegible]
EBIT	[illegible]	[illegible]	1,328,793	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	225,287
Interest	[illegible]	[illegible]	[illegible]	[illegible]	0		[illegible]	0	[illegible]
Earnings before license fees	[illegible]	[illegible]	1,326,793	[illegible]	-652,552	-12,562	-1,552,995	[illegible]	233,286
License Fees - related companies	[illegible]	[illegible]	[illegible]	[illegible]	0	12,579	0		
Other Fees/(Expenses) - related companies	254,794	[illegible]	[illegible]	[illegible]	0	93	0		
Earnings before tax	[illegible]	[illegible]	[illegible]	[illegible]	-652,552	0	[illegible]	[illegible]	233,286

Balance Sheet
The simPRO Group (AUD)
As at 30 June 2016

	June 2016						
	Corp	AU	NZ	UK	US	Eliminations	Global
Assets							
Accounts Receivables	806,561	1,032,349	166,313	219,691	18,536	-825,467	1,418,088
Cash at Bank	145,821	1,182,450	219,011	16,434	33,710		1,597,226
Loans - related companies	2,093,143	851,896	0	-2,293,596	-797,452	146,009	0
Loans Receivable - Employees	0	0	0	0	0		0
Prepayments and deposits	72,048	170,665	8,599	126,546	40,818		416,677
Property, Plant and Equipment	74,653	163,775	46,455	85,204	6,654		376,640
Intangible Assets	1,152,166	0	0	0	0		1,152,166
Shares - related companies	1,741	0	0	0	0	-1,741	0
Taxation assets	234,536	0	0	18,165	0		252,701
Trackers & Garmins on Hand	0	48,944	5,548	7,033	0		61,[illegible]
Total Assets	4,580,469	3,450,078	443,926	-1,820,524	-697,734	-681,194	5,275,021
Liabilities							
Accounts Payable & accruals	136,155	772,321	171,628	219,264	57,413	-825,462	531,318
Employee entitlements	844,140	400,489	42,182	107,883	25,754		1,426,428
Loan - associated individuals	146,250	2,830	0	0	0		149,080
Loans- finance companies	-0	0	0	0	0		-0
Other Liabilities	983	46,003	742	41,448	0		89,174
Provision for unearned revenue	0	421,701	11,793	157,980	0		591,475
Taxation liabilities	287,786	118,250	55,124	88,930	-964		540,126
Total Liabilities	1,416,314	1,767,594	281,449	616,503	82,203	-825,462	3,336,601
Net Assets	3,166,155	1,682,484	162,476	-2,436,027	-779,937	144,268	1,938,420
Equity							
Current Year Earnings	842,256	-204,609	-40,322	-1,497,768	-652,552		-1,552,995
Foreign currency translation reserve						146,460	146,460
Retained Earnings	389,248	1,894,445	202,706	-940,359	-127,385		1,416,655
Share capital	1,943,651	-7,351	92	2,100	0	-1,197	1,926,300
Total Equity	3,166,155	1,682,484	162,476	-2,436,027	-779,937	144,268	1,938,420

Current Ratio Graph



1.43
1.46
1.41
1.36
1.22
1.28
1.36
1.53
1.57
1.62
1.98
1.90
1.87
1.66
1.58
1.65
1.40
1.41
1.31
1.21
Jun-14
Jul-14
Aug-14
Sep-14
Oct-14
Nov-14
Dec-14
Jan-15
Feb-15
Mar-15
Apr-15
May-15
Jun-15
Jul-15
Aug-15
Sep-15
Oct-15
Nov-15
Dec-15
Jan-16
Feb-16
Mar-16
Apr-16
May-16
Jun-16

The simPRO Group Statement of Cash Flow
Global

	June 2016	Year to Date
Cash Balance, Beginning	1,648,161	1,950,547
Cash Flow from Operating Activities		
Receipts from Customers	2,173,555	20,550,175
Loan - related companies	(0)	14,866
Exhange Rate Translation on Interco Fund Transfers	3,387	(12,275)
Payments to suppliers	(848,514)	(7,800,482)
Payment of Wages, PAYG and related expenses	(1,501,989)	(13,368,030)
Interest Received (Paid)	1,068	7,900
Net Payment for Taxes/Taxes Withheld (Cash Basis Tax)	161,764	504,739
Net Cash provided by Operating Activities	(10,729)	(103,307)
Cash Flow from Investing Activities		
Net Proceeds/(Payment) for sale (purchase) of Assets	(27,251)	(538,512)
Net Cash provided/used in Investing Activities	(27,251)	(538,512)
Cash Flow from Financing Activities		
Net Loans Acquired/Paid from Associated Individuals	(8,125)	(97,500)
Net Loans Acquired/Paid from Finance Companies	(4,830)	(0)
Payment of Dividends	0	89,998
Net Proceeds from Capital Raising	0	296,000
Net Cash provided/used in Financing Activities	[illegible]	288,498
Net increase/(decrease in cash)	(50,035)	(353,321)
Cash Balance, End	1,597,226	1,597,226



Cash Ending Balance Graph
2,500,000
2,000,000
1,500,000
1,000,000
500,000
Jan-15
Feb-15
Mar-15
Apr-15
May-15
Jun-15
Jul-15
Aug-15
Sep-15
Oct-15
Nov-15
Dec-15
Jan-16
Feb-16
Mar-16
Apr-16
May-16
Jun-16

Global Enterprise Licence Sales Summary
New Sales

Sales Person	Country	June 2016 Sales	June 2016 Budget	June 2016 Variance	June 2016 SaaS Ratio	Year to Date Sales	Year to Date Budget	Year to Date Variance	Year to Date SaaS Ratio
[illegible] Farrell	AU	13	15	-2		222	180	42	
Brian Butler	AU	16	16	1		204	135	69	
Colin Gibson	AU	17	15	2		187	180	7	
Chris Thomson	AU	0	0	0		13	0	13	
Gareth Morris	AU	29	15	14		218	180	38	
Gerard [illegible]	AU	24	15	9		207	180	27	
Jeffrey Norris	AU	24	16	8		88	44	44	
Jonathan Barrett	AU	33	15	18		184	180	4	
Guy Redden	AU	1	20	-19		49	131	-82	
Robert Jewell	AU	20	15	5		169	44	125	
Resellers	AU	0	5	-5		0	10	-8	
Total for AU		177	145	32	100.0%	1551	1264	287	99.6%
Milan Kumar	NZ	7	15	-8		130	180	-50	
Richard Pratley	NZ	0		0		9	0	9	
Nathan Andrews	NZ	0	1	-1		0	1	-1	
Resellers	NZ	2	8	-6		37	33	4	
Total for NZ		8	24	-16	100.0%	176	214	-38	100.0%
Aurora Wage	UK	0	0	0		0	0	0	
Anthony Crowley	UK	0	15	-15		44	68	-24	
Chris Grayford	UK	0	0	0		7	0	7	
Lynette Hill	UK	0	0	0		6	75	-70	
Matthew Wray	UK	33	15	18		139	68	61	
Matthew McBryde	UK	0	0	0		14	3	11	
Richard Parslow	UK	11	15	-4		43	41	2	
Simon Mattinson	UK	0	8	-8		6	17	-11	
Simon May	UK	0	0	0		10	35	-25	
Timothy Chapman	UK	14	15	-1		40	45	-5	
Resellers	UK	9	5	4		71	30	41	
Total for UK		67	73	-6	100.0%	369	382	-23	100.0%
Paul Christie	US	2	5	-3		33	130	-97	
Ken Delgobbo	US	0	0	0		4	0	3	
Resellers	US	1	5	-4		11	30	-19	
Total for US		3	10	-7	100.0%	46	160	-113	100.0%
Global Totals		256	252	4	100.0%	2144	2020	113	99.6%

AU New sales by customer



UK New sales by customer



NZ New sales by customer



US New sales by customer




Global Enterprise Sales
Month
Country
AU NZ UK US


Global Corporate Sales
Country
AU NZ US

simPRO Service Recurring by country


Country
AU NZ UK US

simPRO Service Recurring by type


simPRO Service
Mobility SaaS

Global Enterprise Licence Reseller Sales

Reseller	Country	Jan-18	Feb-18	Mar-18	Apr-18	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	Oct-18	Nov-18	Dec-18	Jan-19	Feb-18	Mar-18	Apr-18	May-10	Jun-18
Nokie - Edge Info	AU							2	2										
Platinum Consultants	AU								1										
Darren Whitby																			
Total for AU		0	0	0	0	0	0	2	8	0	9	0	0	0	0	0	5	0	0
[illegible]	NZ	4	[illegible]	[illegible]	[illegible]	6	3	[illegible]			3	1	[illegible]		6	3			
[illegible]																			
Total for NZ		4	7	9	2	6	8	8	0	0	3	1	13	0	6	3	1	9	2
Talco Ltd	UK						1	4			10						12	10	9
Field Force Solutions	UK													1					
BKF Ltd	UK													1					
JCA Engineering	UK														6	10	2		
Integrated Core Group	UK																		
Total for UK		0	0	0	0	0	1	4	0	0	16	0	0	2	6	10	14	10	9
Joshua Parks - OBSIDIAN Capital Investment	US										3								
Symphony Distribution Group - Pam Ross	US											2	1	0					
Total for US		0	C	0	0	0	0	0	0	0	2	2	1	3	0	0	2	0	0
Global Totals		4	7	9	2	6	7	14	8	0	21	3	14	5	12	13	22	10	11

AU Reseller Sales



NZ Reseller Sales



UK Reseller Sales



US Reseller Sales



Global simTRAC Sales
Tracker Units

Sales Person	Country	Jan-15	Feb-15	Mar-15	Apr-15	May-15	Jun-15	Jul-15	Aug-15	Sep-15	Oct-15	Nov-15	Dec-15	Jan-16	Feb-16	Mar-16	Apr-16	May-16	Jun-16
[illegible]	AU	58	12	41	4	24	20	6	14	10	10	10	6	30	31	[illegible]	13	44	
[illegible]	AU	29		4	3	58	17	30	16	2	3	5	13		2	1	1	1	
[illegible]	AU									1	8	1	5						
[illegible]	AU			1	32	1				1	15		6		1		2	9	
[illegible]	AU	15		58	27	6	17	31	17	8	23	25	7		12	10	11	14	
[illegible]	AU		1			3		1		16		34	11	1	2			1	
[illegible]	AU												5		1			8	
[illegible]	AU			41	10	11		6	8		1	20	17		4	3		2	
[illegible]	AU								2			1							
[illegible]	AU																		
[illegible]	AU		6				10							6					
[illegible]	AU																		
[illegible]	AU	1									11								
[illegible]	AU																		
Total for AU		82	93	74	42	58	128	61	41	42	71	100	63	30	56	29	27	42	16
NZ Admin	NZ	8	8	7	9	[illegible]	4	17	3	5	9		7		1	6	10	4	10
Gary Hall	NZ		3																
Marcus de Witte	NZ																		
Milan Kumar	NZ								17		13	14	14	21	3	5	2	3	4
Sarah Bolkaat	NZ																		
Installers	NZ	7	15		3	1	1		3			5	1		4	10			
Total for NZ		15	26	7	12	1	6	17	21	6	22	19	22	21	9	23	12	11	14
UK Admin	UK		1	1	1	4	20	17	1	3		5	0	4			4	0	
John Spratling	UK																1		
Mat Wray	UK																		
Total for UK		0	1	1	1	4	20	12	1	3	0	8	0	4	0	0	5	0	0
[illegible]	US																		
[illegible]	US																		
Total for USA		0	0	0	0	0	0	1	0	0	0	0	0	0	0	0	0	0	0
Grand Total		97	57	82	55	91	152	83	60	50	93	126	91	55	64	43	44	62	49

Global simTRAC Sales



AU simTRAC Sales



NZ simTRAC Sales



UK simTRAC Sales



US simTRAC Sales



Profit & Loss Statement
Australia

	June 2016			FY16		
	Monthly Actual	Monthly Budget	Monthly Variance	Actual (YTD)	Budget (YTD)	Variance (YTD)
Revenue						
Subscription Revenue	1,090,334	1,093,943	-3,609	11,522,577	[illegible]	245,873
Up-front License sales	[illegible]	16,065	17,621	275,196	[illegible]	73,236
Services	[illegible]	241,965	68,771	2,665,935	[illegible]	[illegible]
Tracker sales	48,004	34,838	13,166	481,580	582,351	[illegible]
Transaction rebates and Fees	7,007	6,280	727	60,206	61,135	-929
Corporate Sales	0	0	0	0	95,000	-95,000
Other Sales Revenue	0	0	0	0	0	0
Total Revenue	1,489,166	1,393,091	96,075	15,005,494	15,761,890	-756,396
Discounts Applied	[illegible]	-37,203	-28,493	-490,039	-462,437	-27,602
Net Revenue	1,423,471	1,355,888	67,583	14,515,455	15,299,453	-783,998
Direct Cost of Sales	-94,200	-73,299	-20,901	-883,097	-1,065,347	182,250
Gross Profit	1,329,271	1,282,590	46,681	13,632,358	14,234,106	-601,748
Other Income	66,967	0	66,967	66,967	0	66,967
Total Income	**1,396,238**	**1,282,590**	**113,648**	13,699,325	14,234,106	-534,781
Less Expenditure						
Employment Costs	473,967	412,832	61,135	4,155,329	4,398,905	243,576
Third Party Contractor Costs	0	0	0	0	0	0
Hosting & Data - Cost	10,475	10,414	-61	104,437	115,886	11,449
Marketing and Promotion	54,878	54,236	-642	603,243	618,124	14,881
Professional Fees	6,241	3,600	-2,641	47,159	43,200	-3,959
Other operating costs	33,411	24,056	-9,355	222,297	239,636	17,339
Travel	6,967	12,500	5,533	118,328	164,500	46,172
Premises Costs	11,556	12,500	944	117,924	112,353	-5,571
Board Expenses	0	0	0	0	0	0
Communication	3,805	6,150	2,345	68,043	83,774	15,731
Information Technology	4,540	4,419	-121	47,134	45,730	-1,404
Vehicles	513	300	-213	2,456	3,260	804
Total Expenditure	606,475	541,006	-65,469	5,486,359	5,825,368	339,009
Net Income	789,763	741,583	48,179	8,212,966	8,408,739	-195,773
Movement in Unearned Revenue	-6,564	0	-6,564	-23,452	0	-23,452
EBITDA	783,199	741,583	41,616	8,189,515	8,408,739	-219,224
Depreciation	5,097	5,465	368	77,043	87,869	10,826
Amortisation	0	0	0	0	0	0
EBIT	778,102	736,119	41,983	8,112,472	8,320,869	-208,398
Interest	-1,340	0	-1,340	-7,329	0	-7,329
Earnings before license fees	779,442	736,119	43,324	8,119,801	8,320,869	-201,068
Licence Fees - related companies	[illegible]	[illegible]	2,870	[illegible]	[illegible]	182,872
Other Fees/(Expenses) -related companies	[illegible]	[illegible]	-13,790	[illegible]	[illegible]	-145,547
Earnings before tax	-8,934	-41,237	32,403	-204,609	-39,866	-164,743





Recurring Income Graph - AU
Total Expenditure
Jan-15
Feb-15
Mar-15
Apr-15
May-15
Jun-15
Jul-15
Aug-15
Sep-15
Oct-15
Nov-15
Dec-15
Jan-16
Feb-16
Mar-16
Apr-16
May-16
Jun-16
Accounts Receivables vs Cash at Bank

Profit & Loss Statement
New Zealand (NZD)

	June 2016			FY16		
	Monthly Actual	Monthly Budget	Monthly Variance	Actual (YTD)	Budget (YTD)	Variance (YTD)
Revenue						
Subscription Revenue	206,756	217,793	-11,037	2,135,184	2,161,316	-26,132
Up-front License sales	6,885	4,590	2,295	69,845	61,965	7,880
Services	18,121	41,880	-23,759	338,840	535,328	-196,488
Tracker sales	10,830	4,225	6,605	144,420	110,254	34,167
Transaction rebates and Fees	0	0	0	254	0	254
Corporate Sales	0	0	0	0	41,760	-41,760
Other Sales Revenue	0	0	0	0	0	0
Total Revenue	244,592	263,488	-23,896	2,588,453	2,910,622	-222,069
Discounts Applied	-9,656	-11,731	2,074	-132,773	-152,324	19,551
Net Revenue	234,936	256,757	-21,822	2,555,781	2,758,299	-202,518
Direct Cost of Sales	-6,514	-7,080	566	-98,417	-91,727	-5,690
Gross Profit	228,422	249,677	-21,256	2,457,363	2,666,572	-209,208
Other Income	0	0	0	0	0	0
Total Income	228,422	249,677	-21,256	2,457,363	2,666,572	-209,208
Less Expenditure						
Employment Costs	85,004	65,093	[illegible]	597,284	563,796	65,512
Third Party Contractor Costs	0	0	0	0	0	0
Hosting & Data - Cost	6,415	6,470	55	62,212	52,257	-9,954
Marketing and Promotion	7,494	10,270	2,776	108,319	108,745	426
Professional Fees	4,545	100	-4,445	12,459	5,700	-6,759
Other operating costs	8,421	9,814	1,393	84,736	96,427	11,689
Travel	703	3,500	2,797	36,063	54,500	18,437
Premises Costs	3,720	7,414	3,694	76,781	60,739	[illegible]
Board Expenses	0	0	0	0	0	0
Communication	1,722	2,147	425	19,427	20,181	754
Information Technology	82	0	-82	195	0	-195
Vehicles	0	0	0	0	0	0
Total Expenditure	118,107	104,809	-13,298	999,477	1,082,345	82,868
Net Income	110,315	144,869	-34,554	1,457,886	1,584,226	-126,340
Movement in Unearned Revenue	26,980	0	26,980	4,374	0	4,374
EBITDA	137,295	144,869	-7,574	1,462,260	1,584,226	-121,966
Depreciation	2,017	1,936	-81	17,920	18,457	538
Amortisation	0	0	0	0	0	0
EBIT	135,278	142,933	-7,655	1,444,340	1,565,769	-121,428
Interest	0	0	0	0	0	0
Earnings before license fees	135,278	142,933	-7,655	1,444,340	1,565,769	-121,428
Licence Fees - related companies	143,677	152,455	8,778	[illegible]	1,512,921	54,299
Other Fees/(Expenses) - related companies	-3,402	0	-3,402	[illegible]	-28,590	-957
Earnings before tax	[illegible]	-9,522	-2,279	[illegible]	24,258	68,085

Recurring Income VS Total Expenditure


Recurring Income
Total Expenditure
Linear (Recurring Income)
Linear (Total Expenditure)
Jul-14
Aug-14
Sep-14
Oct-14
Nov-14
Dec-14
Jan-15
Feb-15
Mar-15
Apr-15
May-15
Jun-15
Jul-15
Aug-15
Sep-15
Oct-15
Nov-15
Dec-15
Jan-16
Feb-16
Mar-16
Apr-16
May-16
Jun-16

Accounts Receivables vs Cash at Bank


Accounts Receivable
Cash at Bank
Linear (Accounts Receivable)
Linear (Cash at Bank)
Jul-14
Aug-14
Sep-14
Oct-14
Nov-14
Dec-14
Jan-15
Feb-15
Mar-15
Apr-15
May-15
Jun-15
Jul-15
Aug-15
Sep-15
Oct-15
Nov-15
Dec-15
Jan-16
Feb-16
Mar-16
Apr-16
May-16
Jun-16

Profit & Loss Statement
UK (GBP)

	June 2016			FY16		
	Monthly Actual	Monthly Budget	Monthly Variance	Actual (YTD)	Budget (YTD)	Variance (YTD)
Revenue						
Subscription Revenue	65,098	77,848	[illegible]	644,076	701,313	[illegible]
Up-front License sales	1,495	0	1,495	8,644	0	8,644
Services	35,349	49,656	[illegible]	209,828	250,183	[illegible]
Tracker sales	110	585	-475	8,404	8,505	[illegible]
Transaction rebates and Fees	2,139	1,688	450	10,068	14,589	[illegible]
Corporate Sales	0	0	0	0	0	0
Other Sales Revenue	809	934	-125	8,615	4,670	3,945
Total Revenue	105,000	130,511	-25,511	889,635	979,559	-89,924
Discounts Applied	-8,975	-4,994	[illegible]	-24,463	-27,786	3,323
Net Revenue	96,025	125,516	[illegible]	865,172	951,773	-86,601
Direct Cost of Sales	-3,372	-4,613	1,241	-33,412	-43,114	9,701
Gross Profit	92,653	120,903	-28,251	831,760	908,660	-76,900
Other income	0	0	0	0	0	0
Total Income	92,653	120,903	-28,251	831,760	908,660	-76,900
Less Expenditure						
Employment Costs	93,369	107,005	[illegible]	849,211	947,803	[illegible]
Third Party Contractor Costs	2,500	3,500	[illegible]	34,225	41,000	6,775
Hosting & Data - Cost	1,004	1,371	367	9,375	10,719	1,343
Marketing and Promotion	30,602	16,827	[illegible]	134,569	158,069	23,400
Professional Fees	3,388	450	[illegible]	23,963	22,620	-1,343
Other operating costs	5,540	4,976	-561	44,384	48,640	4,257
Travel	3,841	2,500	[illegible]	32,098	24,300	[illegible]
Premises Costs	10,185	10,301	116	108,704	106,343	[illegible]
Board Expenses	0	0	0	0	0	0
Communication	1,264	2,714	1,450	16,347	20,098	3,751
Information Technology	285	413	128	4,416	4,596	178
Vehicles	18	248	230	1,959	1,832	-127
Total Expenditure	151,997	151,307	310	1,259,352	1,386,020	126,665
Net Income	[illegible]	-31,404	[illegible]	-427,592	[illegible]	[illegible]
Movement in Unearned Revenue	[illegible]	0	2,594	[illegible]	0	[illegible]
EBITDA	-61,979	-31,404	[illegible]	-476,085	-477,361	1,275
Depreciation	1,140	1,246	106	8,568	7,155	[illegible]
Amortisation	0	0	0	0	0	0
EBIT	[illegible]	[illegible]	-30,369	-484,653	-484,516	-137
Interest	0	0	0	8	0	-8
Earnings before license fees	[illegible]	-32,650	-30,369	-484,645	-484,516	-129
Licence Fees - related companies	[illegible]	[illegible]	4,487	[illegible]	[illegible]	22,929
Other Fees/(Expenses) - related companies	0	0	0	-536	0	-536
Earnings before tax	[illegible]	[illegible]	[illegible]	-713,223	-735,188	21,965



Recurring Income VS Total Expenditure
Total Expenditure
Jul-14
Aug-14
Sep-14
Oct-14
Nov-14
Dec-14
Jan-15
Feb-15
Mar-15
Apr-15
May-15
Jun-15
Jul-15
Aug-15
Sep-15
Oct-15
Nov-15
Dec-15
Jan-16
Feb-16
Mar-16
Apr-16
May-16
Jun-16



Accounts Receivables vs Cash at Bank
Accounts Receivables
Cash at Bank
Linear (Accounts Receivables)
Jul-14
Aug-14
Sep-14
Oct-14
Nov-14
Dec-14
Jan-15
Feb-15
Mar-15
Apr-15
May-15
Jun-15
Jul-15
Aug-15
Sep-15
Oct-15
Nov-15
Dec-15
Jan-16
Feb-16
Mar-16
Apr-16
May-16
Jun-16

Profit & Loss Statement
US (USD)

	June 2016 Monthly Actual	June 2016 Monthly Budget	June 2016 Monthly Variance	FY16 Actual (YTD)	FY16 Budget (YTD)	FY16 Variance (YTD)
Revenue						
Subscription Revenue	[illegible]	16,628	[illegible]	122,818	143,227	[illegible]
Up-front License sales	0	0	0	[illegible]	0	[illegible]
Services	[illegible]	5,563	[illegible]	[illegible]	143,519	[illegible]
Tracker sales	0	0	[illegible]	450	0	1,450
Transaction rebates and Fees	0	0	0	0	0	0
Corporate Sales	0	0	0	0	0	0
Other Sales Revenue	0	0	0	0	0	0
Total Revenue	[illegible]	23,390	[illegible]	[illegible]	291,846	-127,526
Discounts Applied	[illegible]	-1,694	[illegible]	[illegible]	-22,957	10,058
Net Revenue	20,649	21,696	[illegible]	151,321	268,889	-117,568
Direct Cost of Sales	[illegible]	-500	[illegible]	-7,593	-4,750	-2,843
Gross Profit	18,802	21,196	-2,394	143,628	264,139	-120,510
Other income	0	0	0	0	0	0
Total Income	18,802	21,196	-2,394	143,528	264,139	-120,510
Less Expenditure						
Employment Costs	29,406	38,420	9,014	319,754	345,026	25,272
Third Party Contractor Costs	10,000	10,000	0	120,000	120,000	0
Hosting & Data - Cost	0	0	0	0	0	0
Marketing and Promotion	2,305	5,037	2,732	36,057	63,735	27,678
Professional Fees	4,042	13,000	8,958	73,777	77,500	3,723
Other operating costs	2,325	5,007	2,683	23,964	29,530	5,566
Travel	325	4,000	[illegible]	28,251	53,060	24,809
Premises Costs	4,295	5,100	805	50,062	46,500	-3,562
Board Expenses	0	0	0	0	0	0
Communication	2,416	1,872	[illegible]	11,343	7,666	-3,677
Information Technology	252	150	-102	1,249	1,300	51
Vehicles	0	0	0	0	5,000	5,000
Total Expenditure	54,715	82,586	27,871	664,458	749,318	84,860
Net Income	-35,913	-61,390	25,477	-520,829	-485,179	-35,650
Movement in Unearned Revenue	0	0	0	0	0	0
EBITDA	[illegible]	-61,390	25,477	[illegible]	-485,179	-35,650
Depreciation	[illegible]	275	82	[illegible]	1,053	-160
Amortisation	0	0	0	0	0	0
EBIT	[illegible]	-61,665	25,559	-522,042	-486,232	-35,810
Interest	0	0	0	0	0	0
Earnings before license fees	[illegible]	-61,665	25,559	-522,042	-486,232	-35,810
Licence Fees - related companies	0	0	0	0	0	0
Other Fees/(Expenses) -related companies	0	0		0	0	0
Earnings before tax	[illegible]	[illegible]	25,559	-522,042	-486,232	-35,810


Recurring Income VS Total Expenditure
Jan-15
Feb-15
Mar-15
Apr-15
May-15
Jun-15
Jul-15
Aug-15
Sep-15
Oct-15
Nov-15
Dec-15
Jan-16
Feb-16
Mar-16
Apr-16
May-16
Jun-16


Accounts Receivables vs Cash at Bank
Jan-15
Feb-15
Mar-15
Apr-15
May-15
Jun-15
Jul-15
Aug-15
Sep-15
Oct-15
Nov-15
Dec-15
Jan-16
Feb-16
Mar-16
Apr-16
May-16
Jun-16

Profit & Loss Statement
Corporate

Corporate	June 2016 Monthly Actual	June 2016 Monthly Budget	June 2016 Monthly Variance	FY16 Actual (YTD)	FY16 Budget (YTD)	FY16 Variance (YTD)
Revenue						
Subscription Revenue	0	0	0	0	0	0
Up-front License sales	0	0	0	0	0	0
Services	0	0	0	0	0	0
Tracker sales	0	0	0	0	0	0
Transaction rebates and Fees	0	0	0	0	0	0
Corporate Sales	0	0	0	0	0	0
Other Sales Revenue	0	0	0	0	0	0
Total Revenue	0	0	0	0	0	0
Discounts Applied	0	0	0	0	0	0
Net Revenue	0	0	0	0	0	0
Direct Cost of Sales	0	0	0	0	0	0
Gross Profit	0	0	0	0	0	0
Other Income	0	0	0	0	0	0
Total Income	**0**	**0**	**0**	**0**	**0**	**0**
Less Expenditure						
Employment Costs	734,637	755,755	21,118	6,988,047	7,652,312	664,265
Third Party Contractor Costs	19,708	30,053	10,345	233,700	281,788	48,088
Hosting & Data - Cost	63,135	68,892	5,757	793,102	732,679	-60,423
Marketing and Promotion	1,117	1,600	483	17,562	18,300	738
Professional Fees	33,609	10,000	-23,609	156,845	132,000	-24,845
Other operating costs	6,416	6,700	284	95,332	63,200	-32,132
Travel	39,331	28,800	-10,531	286,401	284,700	-1,701
Premises Costs	28,874	28,300	-574	302,905	309,954	7,049
Board Expenses	0	200	200	10,620	34,000	23,380
Communication	5,655	11,200	5,545	99,347	102,147	2,801
Information Technology	14,055	14,208	153	159,970	149,503	-10,458
Vehicles	281	250	-31	2,881	3,300	419
Total Expenditure	**946,818**	**955,958**	**9,140**	**9,146,713**	**9,763,883**	**617,170**
Net Income	-946,818	-955,958	9,140	-9,146,713	-9,763,883	617,170
Movement in Unearned Revenue	0	0	0	0	0	0
EBITDA	-946,818	-955,958	9,140	-9,146,713	-9,763,883	617,170
Depreciation	2,745	2,881	135	26,125	29,095	2,970
Amortisation	12,040	10,764	-1,255	146,336	129,408	-16,928
EBIT	-961,604	-969,623	8,019	-9,319,174	-9,922,386	603,212
Interest	272	0	272	-553	0	-553
Earnings before license fees	-961,876	-969,623	7,747	-9,318,621	-9,922,386	603,765
Licence Fees - related companies	946,809	958,727	21,919	9,906,083	[illegible]	-252,929
Other Fees/(Expenses) - related companies	24,243	7,200	17,043	254,794	[illegible]	148,469
Earnings before tax	**9,175**	**6,304**	**2,871**	**842,256**	**382,951**	**459,305**

Credits and Cancellations
Jun 2016

Credits

Customer	Reason for Credit	Sum of Total Credit (inc. Tax)
		14,258.52
AU		[illegible]
AirConomic	Administration/Liquidation	709.50
Ali Brick Layman's Pty Ltd	Billed incorrectly	880.00
Brad Morgan Electrical Services	Training Day/s not used	629.20
[illegible] Electrician	[illegible]	851.40
Excel Pty Ltd	Cancellation	1,483.62
In Depth Plumbing	Cancellation	2,057.00
Jag Tech P/L	[illegible]	1,056.00
[illegible] Electrical	[illegible]	1,634.50
[illegible]	Cancellation	525.00
[illegible] Pty Ltd	[illegible]	1,188.00
[illegible]	[illegible]	11,028.80
[illegible] Pty Ltd	[illegible]	874.50
[illegible]	[illegible]	638.00
[illegible] Plumbing	[illegible]	4,347.00
NZ		4,347.00
[illegible]	Cancellation	5,236.33
UK		1,029.00
[illegible] Group Ltd	Administration/Liquidation	1,736.24
Green [illegible] Ltd	Cancellation	479.00
[illegible]	Rebilled - Next month	949.20
[illegible] Heating Services (T/A [illegible])	Rebilled - Next month	561.00
US		
Value Construction Inc	Reduced licences prior to period but after invoice was issued	561.00
Grand Total		26,430.33

Cancellations

Customer	Reason for Cancellation	Users	Connect	Trackers	MRR Lost (ex tax) $
		61	68	4	7,327.45
AU		53	61		6,443.00
Enterprise		1	1		129.00
Airconomic	Administration/Liquidation	1	1		129.00
ALS Group	Not Paying Account	1	1		129.00
Ardour Electrical	Not right timing	2	2		308.00
Be Floored for Green	Not a Fit	2	4		426.00
Best Value Solar	Chose another product	2	6		464.00
Electromech Services	Chose another product	8	8		440.00
HSL Plant and Equipment Pty	Administration/Liquidation	6	6		774.00
Excel Pty Ltd	Chose another product	3	3		250.00
Focus Electrical	Not Paying Account	1	4		346.00
In Depth Plumbing	Not right timing	2	2		258.00
Jag Tech	Unhappy with Service	2	1		425.00
Meraton Electrical	Closed Business	1	1		168.00
Minkom Group	Not right timing	1	1		129.00
package landscapes	No longer required	1	1		129.00
Perfect Packaging	Not Paying Account	1	1		129.00
Property One Solutions Vic	Sold Business	2	2		175.00
Tait Communications	Closed Business	15	15		1,935.00
twin Connect	Not a Fit	6	6		414.00
Service		3	3		69.00
BB Contracts Management	Not Paying Account	1	1		69.00
Chris Conlan Electrical	No longer required	1	1		69.00
COOLMAN ENTERPRISES	No longer required	1	1		69.00
Lumenous Solar & Battery Sys	Not right timing	1	1		69.00
Zip Plumbing & Gas	(unable to contact client)	1	1		69.00
Well & Co Refrigeration Servi	Not a Fit			4	140.00
SimTRAK				1	35.00
Castlewood Transport	No longer required				105.00
[illegible]	Not Paying Account	2	1		125.45
Streamline		1	1		90.00
Southern Electrical	Not Paying Account	1			35.45
Northern Cabling	Not Paying Account	15	19		1,759.40
NZ		10	16		1,474.40
Enterprise		1	3		154.00
Brent Cowan Plumbers	Chose another product	7	12		1,098.00
Consul	Decided not to Proceed	2	2		237.40
Go Fox Mount Roskill	Closed Business	3	1		107.00
Service		1	1		69.00
Dan Scott Electrical Ltd	Chose another product	1	1		69.00
Mike Norton Electrical	Not right timing	1	1		69.00
Plumbing Gas and Heating Pr	Not using the System	2			78.00
Streamline		2			78.00
Powered Electrics Ltd (Stream	Sold Business	17	23		1,331.37
UK		14	20		1,214.32
Enterprise		4	4		276.00
[illegible]	Administration/Liquidation	10	16		938.32
[illegible]	Not Paying Account	5	9		117.00
Service		1	1		19.00
BACG Enterprise	(unable to contact client)	1	1		19.00
DE ProMech Services Ltd	Not a Fit	1	1		39.00
Woods Taylor Ltd	No longer required	93	110	4	[illegible]
Grand Total					

UK, NZ and USA Monies Owing (AUD)
As at 30 June 2016

	NZ	UK	US
Loan balance	$ -	$ 2,074,950	$ 870,089
Debtors balance	$ 142,981	$ 47,535	
	$ 142,981	$ 2,122,485	$ 870,089
Debtors past 30 days due	$ -	$ -	$ -

UK Loan Balance Breakdown	UK
Pre 2015 Expansion	$ 871,402
2015 Expansion	$ 1,203,549
	$ 2,074,950

Taxation Compliance

Income Tax

	Compliant	Comments
Corporate and Australia		
The simPRO Group Pty. Ltd.	Yes	Consolidated Group FY15 Tax return lodged Nov 2015
New Zealand		
simPRO Software Limited	Yes	FY15 Tax return lodged November 2015
United Kingdom		
simPRO Software Limited	Yes	FY15 Tax return lodged October 2015
United States of America		
simPRO Software Limited	Yes	FY15 final return lodged March 2016

Transaction Taxes

Australia (GST/BAS quarterly)		
simPRO Software Pty Ltd	Yes	To be lodged and paid 28 July 2016
Acorn Corporate Services Pty Ltd	Yes	To be lodged and paid 28 July 2017
Acorn Software and Service management Pty Ltd	Yes	To be lodged and paid 28 July 2018
simPRO Group	Yes	To be lodged and paid 28 July 2019
New Zealand (GST bi-monthly)		
simPRO Software Limited	Yes	To be lodged and paid 28 July 2019
United Kingdom (VAT quarterly)		
simPRO Software Limited	Yes	To be lodged and paid 11 August 2016

Operations Audit Report - June 2016

Date conducted	Audit Date Range	Audit Name	Department	Related Documents	Description	Results: AU	NZ	UK	US	Overall	Observations
[illegible]	Apr-May 16	simTRAC Sales Admin Audit	Admin & Sales	simTRAC Sales Admin Procedure	Check admin process is followed for simTRAC sales						Overall good improvement again! Well done to all teams especially to NZ & AU. Getting closer to 100% but there are still a few things we need to look out for.
22/06/2016	28th Apr - 8th June	P2 & P3 Escalation Audit	Support, Technology, Development	P2 / P3 Escalation Process	Checking escalated P2/P3s to see how they were responded to and how long to resolve	Corporate					Reasonably good results. We have some delays in identifying a P2/P3 but once it is announced on Yammer, the fixes are happening very quickly. Customers are being notified of fixes with [illegible] customers being notified [illegible]
23/06/2016	Apr-May 16	Training Travel Rates Audit	Sales Admin	Training Travel Rates Policy	Making sure all travel rates are charged correctly and for the right amount of days						Great results from AU and NZ, just a few comments on the break down area. US, unsure of exact travel rates, but training travel rates doc doesn't seem to be followed. A bit of a concern that I have not had 1 quote or job in the UK that has had travel costs.
[illegible]/06/2016	May 16	New Sales Discount Audit	Enterp Sales	Sales Discount Policy	Checking discounts are within thresholds						Great results again! Perfect Score for AU & NZ. Only a couple of UK Quotes/Jobs missing the approval for above 10% discount.
29/06/2016	Apr-May 16	Closure of Enterprise Account Audit	Admin	Closure of Account Procedure	Ensuring correct steps are taken when a client closes their Enterprise account						Nice work for AU, NZ and UK for great scores, much better than last audit. Just seem to be missing the update on the Global Sales sheet for a couple. US, looks like the one missed a few steps done, but this could be because of the [illegible] of a task template being added for the US build

0-60% avg | 61-80% avg | 81-100% avg

ANNEXURE I

TAX MEMORANDUM



pwc

Strictly Private & Confidential
The simPRO Group
C/- Mr Sean Diljore
31 McKechnie Drive
EIGHT MILE PLAINS QLD 4113

23 September 2016

Dear Sean

Letter of Advice - Tax implications for existing shareholders of The simPRO Group Pty Ltd

In accordance with your instructions, we provide this letter of advice outlining the potential Australian income tax implications for the existing shareholders of The simPRO Group Pty Ltd ("**simPRO Group**") following the execution of the proposed transaction involving the simPRO Group and Level Equity Management LLC ("**Level Equity**").

This letter has been prepared for the consideration of the shareholders of the simPRO Group as at the date of this letter. Our comments are designed to provide a general overview of the Australian income tax implications arising from the implementation of the new simPRO Group corporate structure and do not consider each shareholders individual and particular circumstances.

The comments in this letter are based on the information previously provided, being the term sheet for the proposed transaction dated 30 June 2016 and subsequent discussions between us and the simPRO Group since that date. Where further information is required to determine the full extent of the tax consequences associated with the proposed transaction, this has been noted.

Unless indicated, all section references are to the Income Tax Assessment Act 1997 ("**ITAA 1997**").

Background Facts & Assumptions

In preparing this letter of advice, we have relied on a number of background facts and assumptions which have been outlined below. In the event that these facts and assumptions are incorrect or incomplete, please advise us immediately.

- New AUS Co. has made the following offer to the current shareholders of the simPRO Group in respect of the interests currently on issue:
  - The option to receive one 'ordinary' share in simPRO Corp U.S. in exchange for the each existing share held in the simPRO Group; or

pwc

  - The option to receive cash of $40 per share in exchange for the existing share held in the simPRO Group.

- Participation in the aforementioned offer is available to all existing shareholders of the simPRO Group as part of this arrangement, and the offer is made on substantially the same terms.

- All parties to the transaction are dealing at arm's length.

- Following the completion of the transaction, New AUS Co. will own greater than 80% of the voting interests in the simPRO Group.

- All interests in the simPRO Group were acquired by the existing shareholders after 20 September 1985 (i.e. are post-CGT shares).

- simPRO Corp U.S. is the ultimate holding company of the simPRO Group.

- If not for the relief available under Subdivision 124-M, the current shareholders of the simPRO Group would realise a capital gain on the transfer of their existing shares at market value.

Key tax implications

The key tax implications that may arise for the existing shareholders of the simPRO Group following the completion of the offer process is outlined in further detail below.

Shareholders who elect to receive cash in exchange for their interests in simPRO Group

In the event that an existing shareholder elects to receive cash under the offer outlined in the background facts and assumptions, the shareholder will be deemed to have disposed of their interest in the simPRO Group and CGT event A1 will have occurred.

Assuming that New AUS Co. (the acquiring entity) and the existing shareholders of the simPRO Group are transacting on arm's length terms, the capital proceeds received in respect of each share will be $40.

Where the capital proceeds received (i.e. $40 per share) exceed the cost base of the interest being disposed, the shareholder will be subject to capital gains tax on the excess of proceeds received. In the case of an individual shareholder, tax will be payable on the net capital gain at the shareholder's marginal tax rate.

Depending on the individual circumstances of the shareholder disposing of their interest, any capital gain realised on disposal of the interest may be offset by capital losses previously incurred or be subject to certain concessions outlined in the ITAA 1997. Where an individual, trust or complying superannuation fund has held the interests for a period of greater than 12 months prior to disposal, any capital gain realised will be eligible to be discounted in accordance with Section 102-3.

pwc

Small business CGT concessions may also apply where the shareholder satisfies the relevant requirements outlined in Subdivision 152-A. The application of the small business CGT concessions is outside the scope of this letter of advice, and we are unable to provide further comment regarding the application of these concessions without first understanding the individual circumstances of each shareholder.

Should a foreign resident shareholder elect to receive cash under the offer outlined above, the tax implications arising from the transaction will be dependent on events that have previously transpired for the particular shareholder. Generally, foreign residents will only be subject to the Australian capital gains tax regime where the relevant asset is 'taxable Australian property' as defined in Section 855-15.

As a consequence of the simPRO Group not being a land-rich entity, any interests held by foreign resident shareholders will only be taxable Australian property where the shareholder has previously elected to disregard a capital gain or loss at the time they ceased to be an Australian resident for tax purposes. Where a foreign resident shareholder has not previously made this election, the transaction will not result in any Australian capital gains tax implications as the requisite tax was paid at the time the shareholder ceased to be an Australian tax resident.

Shareholders who are Australian tax residents and elect to receive one 'ordinary' share in simPRO Corp U.S.

Should an existing shareholder of the simPRO Group elect to exchange their interest in the simPRO Group for an interest in simPRO Corp U.S., the provisions outlined in Subdivision 124-M will apply to this transaction.

Broadly, Section 124-785 allows any capital gain to be disregarded by an Australian resident taxpayer where a share in a company is exchanged for a share in another company. Under the relief provided, the replacement interest received as part of the transaction will have a cost base that is equal to the cost base of the original interest held. The application of the relief permitted under Section 124-785 is subject to the conditions contained in Section 124-780 being satisfied.

Subsection 124-780 (2) requires that the roll-over transaction must result in the acquiring entity owning more than 80% of the voting shares in the original company. This subsection also stipulates that all of the existing shareholders of the original company must be eligible to participate in the transaction on substantially the same terms.

Furthermore, Subsection 124-780 (3) requires that the interest in the original company be acquired after 20 September 1985, and that the replacement interest provided is either an interest in the company that is acquiring the shares in the original company, or a company that is the ultimate holding company of the wholly-owned group.

The relief provided to taxpayers under Section 124-785 is only available where the existing shareholder electing to undertake the exchange would have made a capital gain in relation to the disposal of the interest if not for the roll-over relief provisions. All of the existing shareholders and the acquiring entity must also be dealing at arm's length.

pwc

Based upon the information outlined in the background facts and assumptions, we understand that the relevant conditions in Section 124-780 will be satisfied and the roll-over relief contained within Section 124-785 will apply to the relevant shareholders.

Consequently, any of the existing shareholders who are Australian tax residents and elect to exchange their interest in the simPRO Group for an interest in simPRO Corp U.S. will not be liable to pay capital gains tax at the time of exchange. The first element of the cost base in the simPRO Corp U.S. interests will be equal to the existing shareholders cost base in the simPRO Group at the time immediately prior to the exchange transaction being executed.

The continuing shareholders will be liable for Australian capital gains tax upon ultimate disposal of the interests held in simPRO Corp U.S., with tax being payable on the difference between the proceeds received on disposal and the original cost base of the shares held in the simPRO Group.

Any capital gain derived upon the disposal of the interest held in simPRO Corp U.S. may be eligible for capital gains tax concessions, however this will be subject to the individual circumstances of each shareholder who elects to receive roll-over relief as part of the exchange transaction.

These concessions may include the application of the CGT discount discussed above. The condition contained in Subsection 102-3 (1) (a) requiring a CGT asset to be held for at least 12 months will be satisfied by a shareholder where the original acquisition date of the interest in the simPRO Group is at least 12 months prior to the ultimate disposal of the interest in simPRO Corp U.S.

Shareholders who are not Australian tax residents and elect to receive one 'ordinary' share in simPRO Corp U.S.

Where a shareholder of the simPRO Group is not an Australian resident for tax purposes and elects to exchange their existing interest in the simPRO Group for a share in simPRO Corp U.S., Subsection 124-795 (1) provides that the shareholder will not be eligible for the roll-over relief provided under Section 124-785 in respect of the transaction.

In this instance, Subsection 116-20 (1) (b) determines that the taxpayer receiving an interest in simPRO Corp U.S. will be deemed to have received capital proceeds equal to the market value of the interest received in simPRO Corp U.S. We understand that all parties to the transaction are dealing at arm's length, and as such, the capital proceeds deemed to be received will be $40 per share.

A foreign resident taxpayer who has previously elected to disregard a capital gain or loss upon ceasing to be an Australian resident will be subject to Australian capital gains tax where they have elected to receive the interest in simPRO Corp U.S.. In this instance, Australian capital gains tax will be payable where the proceeds received (i.e. $40) exceed the cost base of the interest previously held in the simPRO Group.

However, should the foreign resident shareholder have realised any capital gains or losses in relation to the interest upon ceasing to be an Australian resident for tax purposes, this transaction will have no Australian tax implications.



pwc

As a consequence of receiving an interest in simPRO Corp U.S. as part of the roll-over transaction, all foreign resident shareholders will be no longer be liable to pay tax in Australia in respect of this interest, but will instead be subject to the application of the relevant tax law in their own local jurisdiction.

Further queries

If you have any queries in relation to any of the matters discussed in this letter, please contact me on +61 7 3257 8813 or Tegan Woodcock on + 61 7 3257 8298.

Yours sincerely

Samantha Vidler
Partner

ANNEXURE J

RISK FACTORS

Before making a decision with respect to the Offer, you should carefully consider, in addition to the other information contained in this letter and its annexures, the following discussion of risk factors relates to the Offer as of 24 September 2016. Developments subsequent to this date could materially affect the information below or could create additional risk factors not present as of 24 September 2016. The terms "we," "us," and "our," below refer, collectively, to the Parent and its subsidiaries.

Certain Risks and Considerations Related to the Offer

The sale of Ordinary Shares in the Cash Offer will preclude the opportunity to sell such Ordinary Shares in or following an initial public offering ("IPO"), if any, of Parent's Common Stock.

The Parent's Board of Directors may evaluate from time-to time a potential future IPO of the Parent's Common Stock. An IPO would create a public market for Parent's Common Stock into which stockholders could sell their shares following the IPO. If successfully completed, an IPO could involve an offering price per share that is higher than the offer price contemplated by the Offer (the "Offer Price") and it is possible that the trading price of the Parent's Common Stock after an IPO could exceed the Offer Price. The Parent's ability to successfully complete an IPO, should it elect to pursue such an alternative, is subject to a number of significant risks and contingencies (some of which are not within the control of the Parent), including (i) the receptivity of the securities markets to offerings by companies in its line of business, (ii) continued growth in its business and financial results, (iii) the absence of negative developments with respect to its business or industry or the economy in general, and (iv) successful completion of review by the Securities and Exchange Commission (or its equivalent in any other jurisdiction). Accordingly, the Parent cannot guarantee or predict with any degree of certainty if or when the Parent may be able to successfully complete an IPO. However, if you decide to participate in the Cash Offer, you will be giving up the opportunity to dispose of the shares you sell in the Cash Offer at a possibly higher price in or following an IPO.

Future Value of the Company's Ordinary Shares may be greater than the Offer Price.

Although there is currently no trading market for the Company's Ordinary Shares and none is expected to develop for the foreseeable future, you may be able to sell your Ordinary Shares of the Company at a future date, but for either a per share purchase price that is greater or less than the Offer Price or for non-cash consideration, the ultimate value of which may be greater or less than the Offer Price. If you accept the Cash Offer, you would not be able to sell your Ordinary Shares for consideration greater than the Offer Price.

You may be able to exchange your Ordinary Shares of the Company at a future date, but for non-cash consideration, the ultimate value of which may be greater or less than the value of the shares of Common Stock of Parent you will receive by participating in the Script Offer. If you accept the Script Offer, you would not be able to exchange your Ordinary Shares of the Company in the future for consideration greater than value of the shares of Common Stock of Parent you will receive by participating in the Script Offer.

Future Proceeds Payable to Holders of Parent's Common Stock Will be Severely Impaired by Liquidation Preferences on Parent's Preferred Stock.

If you elect to participate in the Script Offer, future proceeds payable with respect to Common Stock of the Parent will be severely impaired by the substantial liquidation preferences of Parent's preferred stock. If either the Parent or the Company is sold for an amount less than or equal to the aggregate liquidation preference (AU$40,000,000 converted into U.S. dollars at the Exchange Rate) as of the date of Completion, subject to adjustment), the holders of Parent's Common Stock will receive nothing in connection with such transaction. If either the Parent or the Company is sold for an amount greater than the aggregate liquidation preference, the holders of Parent's Common Stock (as a result of the Script Offer) will receive consideration from such acquisition only after payment of such substantial liquidation preference to the holders of Series A Preferred Stock of Parent and the holders of any other series of preferred stock Parent may issue in the future.

You May Not Be Able to Sell Parent's Common Stock or the Value You Receive May be Less than What you Could Receive by Accepting the Cash Offer. You should be Prepared to Hold Your Shares of Parent's Common Stock Indefinitely.

There is currently no public market for shares of either Parent's Common Stock nor Company's Ordinary Shares and each of the Company and the Parent may never have an IPO and no market may ever develop for any such shares. If you accept the Script Offer, the shares of Parent's Common Stock you will receive are "restricted securities" under U.S. federal and applicable state securities laws and, as such, may not be transferred, sold or otherwise disposed of except in compliance with federal registration and applicable state qualification requirements or unless an exemption from such registration and qualification requirements is available. In addition, you must comply with significant restrictions on transferability contained in the Stockholders Agreement, prior to any transfer of the shares of Parent's Common Stock. If you accept the Script Offer, you should be prepared to hold your shares of Parent's Common Stock indefinitely. There may never be a public or private market for Parent's Common Stock or the Company's Ordinary Shares and you may never be able to dispose of your Ordinary Shares or shares of Parent's Common Stock at a price you find attractive, or at all.

Certain Risks Related to Parent's Capital Stock

Parent does not intend to pay any cash dividends in the foreseeable future.

Parent does not anticipate declaring or paying any cash dividends in the foreseeable future. Parent intends to reinvest any earnings in the growth of its business. Payments of future dividends, if any, will be at the discretion of Parent's Board of Directors in accordance with its governing documents after taking into account various factors, including Parent and its subsidiaries' and the Company's business, operating results and financial condition, current and anticipated cash needs and plans for expansion.

Additional stock issuances by the Company or the Parent could result in significant dilution to the Company's or the Parent's stockholders.

Additional issuances of each of the Company's or the Parent's stock will result in dilution to existing holders of the Company's stock and/or the holders of the Parent's stock following the acceptance of the Script Offer. The amount of dilution could be substantial depending upon the size of the issuances. In addition, the Series A Preferred Stock being issued in the Series A Financing has anti-dilution protection which could result in further substantial dilution to holders of Parent's Common Stock.

Indemnification and Liability of the Shareholders.

Each Shareholder will, in accordance with the terms of the SPRA, be severally, and not jointly, liable for the indemnifications obligations of such Shareholder. The Exiting Shareholders will, in accordance with the terms of the SPRA, be liable for indemnification obligations of the Company, subject to the terms and limitations summarized in **Annexures K and M**. In certain circumstances the liability of the Company and/or the Shareholders is not subject to any of the limitations in the SPRA. See **Annexure M.**

Certain Risks Related to the Business

We may not be profitable in future periods.

We expect that our expenses will increase in future periods as we implement initiatives designed to grow our business, including, among other things, the development and marketing of new services and products, expansion of our infrastructure, international expansion to the United States and general and administrative expenses. If our revenues do not sufficiently increase to offset these expected increases in operating expenses, we may incur significant losses and will not become profitable. We may not be able to achieve profitability in the future. Any failure to achieve profitability may materially and adversely affect our business, results of operations and financial condition.

We face intense competition from other producers of workforce management software for trade contractors, which could negatively impact our business, results of operations and financial condition and cause our market share to decline.

The market for our service management products is competitive and subject to rapidly changing technology, shifting customer needs and frequent introductions of new products and services. We expect the intensity of competition to increase in the future as new companies enter our markets and existing competitors develop stronger capabilities. Our competitors may be able to devote greater resources to the development, promotion and sale of their products than we can to ours, which could allow them to respond more quickly than we can to new technologies and changes in customer needs and achieve wider market acceptance. Because the barriers to entry into the service management industry segments are generally low, we expect to continue to face competition from new entrants. We also encounter competition from a broad range of companies in the United States market, which possess greater resources than we do, and small independent companies that compete primarily on the basis of price. We may not compete effectively and competitive pressures might prevent us from acquiring and maintaining the customer base necessary for us to be successful.

If we do not prevail in an intellectual property rights dispute, we may be subject to significant liabilities or required to license rights from a third party.

Although we believe that our products do not infringe upon the proprietary rights of third parties, we cannot assure you that third parties will not assert infringement claims against us with respect to current or future products, or that any such assertions will not require us to enter into royalty arrangements or result in costly litigation, or result in us being unable to use the intellectual property.

The failure to adequately protect and enforce our intellectual property and other proprietary rights could materially harm our business. If we resort to legal proceedings to enforce or defend our intellectual property rights or to determine the validity and scope of the intellectual property or other proprietary rights of others, the proceedings could be burdensome and expensive, even if we prevail, and if we do not, we may be subject to significant liabilities or required to license rights from a third party at substantial cost, or be prohibited from selling our products.

We may experience significant quarterly and annual fluctuations in our operating results due to a number of factors, which makes our future operating results difficult to predict.

Our quarterly and annual operating results may fluctuate significantly due to a variety of factors, many of which are outside of our control. As a result, comparing our operating results on a period-to-period basis may not be meaningful. You should not rely on our past results as an indication of our future performance.

Factors that may affect our operating results include:

- our ability to increase sales to existing customers and to renew agreements with our existing customers at comparable prices, particularly larger customers;
- our ability to attract new customers in the United States;
- changes in our pricing policies or those of our competitors, or pricing pressure on our software and related services;
- mix and average selling price of products sold;
- periodic fluctuations in demand for our software and services;
- volatility in the sales of our software and timing of the execution of new and renewal agreements within such periods;
- reductions in customers' budgets for information technology purchases and delays in their purchasing cycles, particularly in light of recent adverse global economic conditions;
- our ability to develop and implement in a timely manner new software and enhancements that meet customer requirements;
- our ability to hire, train and retain key personnel;
- any significant changes in the competitive dynamics of our market, including new entrants or substantial discounting of products;
- our ability to control costs, including our operating expenses;
- any significant change in our facilities-related costs;
- the timing of hiring personnel and of large expenses such as those for trade shows and third-party professional services;
- general economic conditions, and events or conditions that affect in the workforce management software industry in particular;
- our ability to appropriately resolve any disputes relating to our intellectual property; and
- the impact of a recession or any other adverse global economic conditions on our business, including a delay in signing or a failure to sign significant customer agreements.

We have in the past experienced, and we may continue to experience, significant variations in our level of sales. In recent periods, several of our customers and potential customers have delayed purchasing decisions. Such variations in our sales, or delays in signing or a failure to sign or renew significant customer agreements, have led to significant fluctuations in our cash flows, revenue and deferred revenue on a quarterly and annual basis. Our operating results have been impacted, and will likely continue to be impacted in the near term, by any delays in signing or failures to sign significant customer agreements. Failure to achieve our quarterly goals will decrease the value of Parent and accordingly Parent's securities.

If we are unable to introduce, develop and market new and enhanced versions of our software products, we may be put at a competitive disadvantage.

Our success depends on our continued ability to introduce, develop and market new and enhanced versions of our software products. However, we cannot assure you that this process can be maintained. We plan to continue our investment in product development in future periods. It is critical to our success for us to anticipate changes in technology, industry standards and customer requirements and to successfully introduce new, enhanced and competitive products to meet our customers' and prospective customers' needs on a timely basis. However, we cannot assure you that revenues will be sufficient to support the future product development that is required for us to be competitive. Although we may be able to release new products in addition to enhancements to existing products, we cannot assure you that our new or upgraded products will be accepted by the market, will not be delayed or cancelled, will not contain errors or "bugs" that could affect the performance of the product or cause damage to users' data, or will not be rendered obsolete by the introduction of new products or technological developments by others. If we fail to develop products that are competitive in technology and price and fail to meet customer needs, our market share will decline and our business, results of operations and financial condition could suffer materially.

Our international sales and operations subject us to additional risks that can adversely affect our business, results of operations and financial condition.

We receive sales from customers located outside of Australia, and we are continuing to expand our international operations as part of our growth strategy. Our international operations subject us to a variety of risks, including:

- increased management, travel, infrastructure and legal compliance costs associated with having multiple international operations;
- longer payment cycles and difficulties in collecting accounts receivable;
- the need to localize our products and licensing programs for international customers;
- lack of familiarity with and unexpected changes in foreign regulatory requirements;
- fluctuations in currency exchange rates;
- the burdens of complying with a wide variety of foreign laws and legal standards;
- increased financial accounting and reporting burdens and complexities;
- weaker protection of intellectual property rights in some countries;
- overlapping of different tax regimes; and
- political, social and economic instability abroad, terrorist attacks and security concerns in general.

Any of these risks could harm our international operations and reduce our international sales, adversely affecting our business, results of operations, financial condition and growth prospects.

ANNEXURE K

REPRESENTATIONS AND WARRANTIES

The summary below is qualified in its entirety by reference to the SPRA attached to this letter:

- The Company is required to make certain representations and warranties to Level Equity regarding the matters described in Article VI of the SPRA, which representations and warranties are qualified by any information included on corresponding disclosure schedules to the SPRA (the "**Disclosure Schedules**") prepared by the Company for this purpose. As described in **Annexure M**, the Company and the Exiting Shareholders are obligated to indemnify Level Equity against any Losses (as defined in the SPRA), arising out of or resulting from the breach of any representations or warranties of the Company in the following manner: first, by the Exiting Shareholders, severally, in the proportion that the consideration received by each such Exiting Shareholder bears to the total amount paid in the Cash Offer, subject to the Exiting Shareholder Cap (as defined below), and second, by the Company, the Investor and the Parent jointly and severally up to the Cap (as hereinafter defined). In addition, the Company and the Exiting Shareholders are obligated to indemnify Level Equity against Losses arising out of or resulting from the breach of any of the representations and warranties regarding existence and power of the Company, subsidiaries of the Company, authorization of transfer of the Company's Ordinary Shares, capitalization of the Company, non-infringement of intellectual property, taxes and Company brokers (the "**Fundamental Representations**") in the same manner as in the preceding sentence except that in this instance the Cap will be 100% of the amount paid by Level Equity for its shares of the Parent's Series A Preferred Stock (or AUD$40,000,000) converted into United States Dollars at the Exchange Rate (the "**Aggregate Level Investment Amount**").

- Each Shareholder is required to make certain representations and warranties to Level Equity regarding the matters described in Article VII of the SPRA. Each Shareholder, on a several and not joint basis, is obligated to indemnify Level Equity against any Losses arising out of or resulting from the breach of any such representations or warranties up to an amount equal to (i) the cash consideration received by an Exiting Shareholder or (ii) the value of the Exchange Shares received by any Shareholder that accepts the Script Offer, in each case converted into United States Dollars at the Exchange Rate (the "**Selling Shareholder Cap**").

ANNEXURE L

STOCKHOLDERS AGREEMENT RESTRICTIONS

The summary below is qualified in its entirety by reference to the Stockholders Agreement attached to this letter:

- Drag Along Rights (See Section 3.6). If (i) the Board of Directors of the Parent, (ii) the holders of a majority of the outstanding shares of Series A Preferred Stock and (iii) during the period of five (5) years from the date of the Stockholders Agreement, solely where such Deemed Liquidation Event values the equity of the Parent at less than AU$107,451,000 converted into U.S. dollars at the Exchange Rate (the "Post-Money Valuation") at the closing of such Deemed Liquidation Event, the holders of a majority of the outstanding shares of Common Stock, approve a Deemed Liquidation Event, all parties to the Stockholders Agreement will be required to vote in favor of such transaction, execute any documentation necessary to accomplish such transaction and take any other actions required to effect such as transaction subject to the requirements set forth in Section 3.6(c) of the Stockholders Agreement. Each holder of shares of Common Stock and Series A Preferred Stock is required to grant any nominee of the Parent an irrevocable proxy and power of attorney to take all necessary actions and execute and deliver all documents deemed necessary or appropriate to effectuate any Deemed Liquidation Event subject to Section 3.6 of the Stockholders Agreement.

- Transfer Restrictions (Section 3.2 of the Stockholders Agreement). Common Stockholders are not permitted to transfer their shares of Common Stock unless such transfer complies with the right of first refusal and co-sale rights described below or the holders of a majority of the outstanding shares of Series A Preferred Stock approve such transfer, unless the transfer is a Permitted Transfer. Permitted Transfers include, for Common Stockholders (i) that are natural persons, transfers of Common Stock to (a) the Parent, (b) the spouse, parent, sibling or descendants of such person and all trusts for the benefit of the stockholder or such persons formed for bona fide estate planning purposes so long as the Common Stockholder retains dispositive and voting control of such shares of Common Stock, or (c) such stockholder's estate or the beneficiaries of such stockholder's will or testament upon the stockholder's death; (ii) that are trusts, transfers of Common Stock to (a) the Parent or (b) the beneficiaries of such trust; and (iii) that are entities other than trusts, transfers of Common Stock to (a) the Parent or (b) any of its affiliates; provided, that any transferee shall be subject to the same transfer restrictions as the transferor stockholder; and provided further, that with respect to transfers made pursuant to clause (i) above, if neither the transferor stockholder nor such stockholder's estate or a beneficiary thereof retains dispositive and voting control over the subject shares of Common Stock (an **"Unwinding Event"**), then: (A) the initial transferring stockholder (or the beneficiary of such stockholder's estate) shall promptly notify the other stockholders of the Parent and the Parent of the pending occurrence of such Unwinding Event and (B) immediately following such Unwinding Event, without limiting any other rights or remedies, such initial transferring stockholder or such stockholder's estate (or a beneficiary thereof, as the case may be) shall take all actions necessary to promptly effect a transfer of all the shares of Common Stock held by the relevant permitted transferee either back to such Common Stockholder or to another entity or individual that qualifies as a permitted transferee of such initial transferring Common Stockholder (including such stockholder's estate or a beneficiary thereof). In addition, a Shareholder may not transfer their shares of Common Stock unless the transferee executes a joinder agreeing to be bound by the Stockholders Agreement and, if such transfer constitutes a Deemed Liquidation Event, then the holders of Series A Preferred Stock must receive the Preferred Return unless the right to receive the Preferred Return is waived or a holder of Series A Preferred Stock decides not to participate. Also, if a stockholder is an entity that was formed for the sole purpose of directly or indirectly acquiring equity securities of the Parent or has no substantial assets, then the equity holders of such entity stockholder may only transfer their own equity securities in such entity stockholder in compliance with the transfer restrictions in the Stockholders Agreement.

- Right of First Refusal and Co-Sale Rights (See Section 3.3 and 3.4 of the Stockholders Agreement). In the event that a Common Stockholder proposes to transfer any Shares (as defined in the Stockholders Agreement) other than certain permitted transfers described in the Stockholders Agreement, the holders of Series A Preferred Stock shall have a right of first refusal with respect to such Shares and the Company has a secondary right of refusal in the event that the holders of shares of Series A Preferred Stock choose not to exercise their right of first refusal with respect to all of the Shares proposed to be transferred. If all of the Shares proposed to be transferred are not purchased by the Company and/or the holders of Series A Preferred Stock as set forth above, or any holder of Series A Preferred Stock proposes to transfer any Shares, each holder of Common Stock and Series A Preferred Stock may elect to exercise its right of co-sale and participate on a pro rata basis in the transferring holders proposed sale of the Shares. If any holder exercises their co-sale rights, the consideration received from such transaction shall be allocated among all of the participating holders as if such transaction was a Deemed Liquidation Event.

- Board of Directors (See Article II of the Stockholders Agreement). After the consummation of the Proposed Restructure, the Board of Directors of the Parent and the governing bodies of its subsidiaries shall consist of up to six members comprised of: (i) two members designated by Level Equity (who shall initially be Benjamin Levin and Charles Chen), provided that the number of directors designated by Level Equity will be decreased to one director on the first date on which Level Equity holds less than 50% of the shares of Series A Preferred Stock purchased by Level Equity under the SPRA; and (ii) four members elected by the holders of majority of the shares of Common Stock held by all Common Stockholders (who shall initially be Brad Couper, Sean Diljore, Stephen Bradshaw and Curtis Thompson). In addition, the Parent shall invite a representative of each of Level Equity and the holders of a majority of the Common Stock held by the Common Stockholders to attend all meetings of the Board of Directors of the Parent in a nonvoting observer capacity and provide such representative with copies of all notices, minutes, consents, and other materials that are provided to the members of the Board; provided, however, that (i) such representatives shall agree to hold such information in confidence and trust and (ii) in certain circumstances the Parent shall not be required to provide access or information to such representatives.

- Registration Rights (See Article V). Common Stockholders holding more than 5% of the outstanding shares of Common Stock will be entitled to participate with the holders of Series A Preferred Stock in two demand registrations. In addition, the Common Stockholders holding more than 5% of the outstanding shares of Common Stock will be entitled to participate with the holders of Series A Preferred Stock in the event that the holders of Series A Preferred Stock exercise their short-form registration rights or "piggyback" registration rights (except that such Common Stockholders may be first excluded from any exercise of the "piggyback" registration rights if requested by an underwriter). In addition, Common Stockholders shall be prohibited from transferring any shares of Common Stock or other equity securities within 90 days after any registration of shares of Common Stock.

- Preemptive Rights. Common Stockholders are entitled to purchase equity securities proposed to be sold by the Parent if and to the extent that holders of Series A Preferred Stock decline to exercise their right to purchase such equity securities in full, subject to the Parent's right to reduce the number of equity securities a Common Stockholder may purchase by exercising such rights on a pro rata basis.

- Miscellaneous. Common Stockholders must take any and all actions to permit the Parent to comply with any and all of its obligations to Level Equity, even if the Common Stockholders did not approve such action.

ANNEXURE M

INDEMNIFICATION

The summary below is qualified in its entirety by reference to the SPRA attached to this letter:

- The Company and the Exiting Shareholders will indemnify Level Equity and each of its affiliated and related persons (the "**Indemnified Parties**") against Losses incurred by the Indemnified Parties from the matters described below and all such Losses shall be satisfied (i) first by the Exiting Shareholders, severally, in the proportion that the consideration received by each such Exiting Shareholder bears to the total amount paid in the Cash Offer subject to the Exiting Shareholder Cap and second, by the Company, the Investor and the Parent jointly and severally up to the Cap:

    - any inaccuracy in any of the warranties or representations of the Company in the SPRA as supplemented by the disclosure schedules;
    - any failure by the Company to perform or comply with any covenant or obligation in the SPRA;
    - any Liability of the Company arising from those matters disclosed on Schedule 11.1 attached the SPRA (collectively, the "**Specified Claims**"); and
    - fraud or intentional misrepresentation by the Company.

- The Shareholders, on a several and not joint basis, will indemnify (i) the Indemnified Parties, and (ii) each of the Indemnified Parties and the Company (solely with respect to a breach of the restrictive covenants), against Losses incurred by the Indemnified Parties (and/or the Company, as applicable) from:

    - any inaccuracy in any of the warranties or representations of such Shareholder in the SPRA;
    - any failure by such Shareholder to perform or comply with any covenant or obligation in the SPRA; and
    - fraud or intentional misrepresentation by such Shareholder.

- Limitations on Indemnity of Exiting Shareholders. The indemnification obligations of the Exiting Shareholders for fraud or intentional misrepresentation by the Company and for breaches by the Company of its representations and warranties, covenants or the Specified Claims are (i) several and not joint and any Losses payable by the Exiting Shareholders shall be in the proportion that the Exit Consideration received by such Exiting Shareholder bears to the total amount paid in the Cash Offer and (ii) limited to 30% of the consideration received by such Exiting Shareholder from the Cash Offer, converted into United States Dollars at the Exchange Rate (the "**Exiting Shareholder Cap**"), except for indemnification claims for fraud or intentional misrepresentation by the Company in which case the liability of each such Exiting Shareholder is not subject to any cap on Losses. Prior to seeking recoveries against the Company, the Parent or the Investor, the Indemnified Parties must seek recovery against all Exiting Shareholders.

- Basket. The provisions for indemnity for breaches of representations or warranties of the Company shall become effective only in the event that the aggregate amount of all Losses for which the Company, the Parent, the Investor and all Exiting Shareholders are liable exceeds USD$150,000 and in such event the Company, the Parent, the Investor and all such Exiting Shareholders shall be liable for all damages. The USD$150,000 basket shall not apply to: (i) claims for breaches of a Fundamental Representation or (ii) any other claim for indemnification arising from the action or inaction of the Company that is not based on a breach of the representations or warranties of the Company.

- Deductible. The provisions for indemnity for the Specified Claims shall become effective only in the event that the aggregate amount of all Losses for which the Company, the Parent, the Investor and all Exiting Shareholders are liable exceeds USD$10,000 and in such event the Company, the Parent, the Investor and all such Exiting Shareholders shall be liable for all damages in excess of USD$10,000.

- Damage Caps (Company). The Company shall not be liable for breaches of its representations and warranties in excess of 30% of Aggregate Level Investment Amount, converted into United States Dollars at the Exchange Rate (the "**Cap**"), except with respect to (i) a breach of a Fundamental Representation, covenant or Specified Claims, in which case the maximum aggregate liability of the

Company, the Parent and the Investor is 100% of the Aggregate Level Investment Amount or (ii) willful and material breach, fraud or intentional misrepresentation in which case the liability of the Company, the Parent and the Investor is not subject to any cap on Losses.

- Damage Caps (Shareholders). No Shareholder shall be liable for indemnification claims for breaches of such Shareholder's representations or warranties or for failure to satisfy any covenant applicable to such Shareholder in excess of the Selling Shareholder Cap. The Selling Shareholder Cap shall not apply to Losses resulting from any willful and material breach, fraud or intentional misrepresentation on the part of a Shareholder.

- Survival Periods. No indemnification claim for a breach of the Company's representations or warranties may be made by an Indemnified Party unless such claim is made on or prior to the eighteen (18) month anniversary of the date of Completion (the "**Initial Survival Period**") unless such claim is initially made on or prior to the expiration of the Initial Survival Period; provided, however, that the indemnity period shall (i) extend to sixty (60) days after the expiration of the applicable statute of limitations with respect to a breach of the Company's representations regarding taxes and employee benefits or (ii) survive indefinitely for breaches of the Fundamental Representations (other than the Company's tax representation). The representations and warranties of the Shareholders shall survive indefinitely. All covenants and other agreements set forth in the SPRA shall survive indefinitely. The limitations described herein only apply to indemnification claims for breaches of representations and warranties and do not apply to indemnification or other claims arising from any other fact or circumstance.

- Reduction in Damages. The amount of any insurance proceeds received by the Company, the Parent or the Investor from insurance policies shall reduce the amount of Losses payable to the Indemnified Parties.

- Additional Shares. Any indemnification claims against the Company, the Parent or the Investor shall be satisfied, at the election of Level Equity, either in cash or in the issue of additional shares of Series A Preferred Stock by the Parent; provided, however, that if (i) Level Equity elects to receive additional shares of Series A Preferred Stock and (ii) such issuance will result in Level Equity holding more than 50% of the total number of the issued capital stock of the Parent (calculated on an as-converted basis), then such election shall be subject to the Parent's consent. If Level Equity elects to receive additional shares of Series A Preferred Stock, the Parent shall issue to Level Equity (at no additional cost), an additional number of shares of Series A Preferred Stock such that, after giving effect to such issuance, Level Equity will have been issued the total number of shares of Series A Preferred Stock that would have been held by Level Equity in the Parent as of the date of Completion, that represents the percentage interest in the Parent (calculated on a fully diluted basis as of the Completion and assuming the Parent's option plan was in place) equal to (x) the Aggregate Level Investment Amount, divided by (y) the Post-Money Valuation, as adjusted to give effect to the applicable Loss. The indemnification obligations of any Shareholder who accepted the Script Offer shall be satisfied, at the election of Level Equity, either in cash or in Exchange Shares, valued at AU$102.8072 (converted into U.S. Dollars at the Exchange Rate) per share. In the event that an Indemnified Party is entitled to payment for a Specified Claim, such Indemnitee may elect to purchase an additional number of shares of Series A Preferred Stock equal to the (x) amount of such indemnity payment, divided by (y) AU$102.8072 (converted into United States Dollars at the Exchange Rate).

- Gross-Up. The amount of any cash payment to Level Equity by the Company, the Parent or the Investor for an indemnification claim shall be increased to take into account the indirect ownership interest of Level Equity in the Company, such that Level Equity shall have received an economic benefit equal to the intended amount of such indemnity payment or distribution as if it were not a shareholder of the Parent.

- Miscellaneous. A party shall be entitled to make indemnification or other claims under the SPRA regardless of whether such party has knowledge of the applicable breach. For purposes of determining whether a party is entitled to indemnification, all representations, warranties and covenants shall be read without reference to any materiality qualification. The waiver or any covenant or breach of any representation or warranty shall not affect the right of the Indemnified Parties to make an indemnification claim. For purposes of breaches of the stockholders' restrictive covenants, Losses shall also include consequential, punitive and exemplary damages. Any and all amounts expressed in

Article XI of the SPRA in Australian Dollars (including, without limitation, all references to the Aggregate Level Investment Amount, the Exiting Shareholder Cap, the Cap, and the Selling Shareholder Cap) shall be deemed to have been converted into United States Dollars at the Exchange Rate from and after the date of Completion.

- Sole Remedy. Following the date of Completion, the sole recourse of the Indemnified Parties shall be indemnification provisions of the SPRA; provided, however, that the preceding limitation shall not apply to or otherwise limit any claim of fraud, bad faith, willful misconduct or equitable remedies.

ANNEXURE N

FINANCIAL STATEMENTS


simPRO
SOFTWARE

The simPRO Group Pty Ltd

IFRS Consolidated Financial Statements
(Unaudited)
For the year ended 30 June 2014

The simPRO Group Pty. Ltd.
A.B.N 58 131 893 573
Consolidated Statement of Comprehensive Income
For the Year Ended 30 June 2014

	Note	[illegible]	2013
		$	$
Revenue	1	13,396,933	9,460,263
Cost of sales	2	(1,323,846)	(847,938)
Gross profit		**12,073,087**	**8,612,325**
Other income	3	1,253,829	946,082
Operating expenses	4	(11,933,362)	(8,110,203)
Other Expenses	5	(29,509)	(35,077)
Operating profit		**1,364,046**	**1,413,126**
Finance income		14,108	7,397
Finance expenses		(30,536)	(61,017)
Profit before income tax		**1,347,617**	**1,359,507**
Income tax expense		(1,000,543)	(800,018)
Profit for the year from continuing operations		**347,074**	**559,489**
Other comprehensive income - Foreign currency translation reserve adjustment of controlled entities		90,002	49,096
Total comprehensive income for the period		**437,076**	**608,585**

The simPRO Group Pty. Ltd.
A.B.N 68 131 893 573
Consolidated Statement of Financial Position
For the Year Ended 30 June 2014

	Note	2014 $	2013 $
Non-current assets			
Property, plant and equipment	6	297,374	268,059
Investments	7	150,000	35,000
Goodwill	8	1,197,408	0
Deferred tax asset		174,380	173,128
Total Non-Current Assets		**1,819,162**	**476,186**
Current Assets			
Inventories	9	57,846	4,287
Trade and other receivables		1,311,866	1,718,564
Cash and cash equivalents	10	1,047,918	720,831
Other Assets	11	239,187	216,652
Total Current Assets		**2,656,839**	**2,660,133**
Total Assets		4,476,001	3,136,319
Equity			
Share capital		870,200	200
Retained earnings		1,276,526	965,306
Foreign currency translation reserve		90,002	49,096
Total Equity		**2,236,728**	1,014,602
Non-current liabilities			
Loans and borrowings	12	243,750	0
Employee entitlements	13	140,048	92,109
		383,798	92,109
Current liabilities			
Trade and other payables		292,482	309,289
Loans and borrowings	14	242,465	296,030
Employee entitlements	15	642,694	523,849
Provision for unearned revenue		394,610	707,422
Tax Liabilities		283,224	193,219
		1,855,475	2,029,809
Total Liabilities		2,239,273	2,121,718
Total equity and liabilities		**4,476,001**	3,136,320

The simPRO Group Pty. Ltd.
A.B.N 58 131 893 573
Consolidated Statement of Cash Flow
For the Year Ended 30 June 2014

	Note	2014 $	2013 $
Cash flows from operating activities			
Receipts from Customers		13,515,426	9,499,167
Payments to suppliers		(4,747,461)	(3,568,873)
Payment of Wages and related expenses		(8,271,434)	(6,167,496)
Interest Received (Paid)		(16,428)	(53,619)
Net Payment for Taxes/Taxes Withheld (Cash Basis Tax)		290,034	759,309
Net Cash provided by Operating Activities	16	770,136	468,488
Cash flows from investing activities			
Net Proceeds/(Payment) for sale (purchase) of equipment		(209,746)	(52,836)
Purchase of Investment Shares		(115,000)	(35,000)
Net Cash provided by Investing Activities		(324,746)	(87,836)
Cash flows from financing activities			
Net Loans Acquired/(Paid) from Associated Individuals		(72,038)	110,128
Net Loans Acquired/(Paid) from Finance Companies		(106,065)	(133,368)
Net Dividend received (paid)		60,000	0
Net Cash provided by Operating Activities		(118,103)	(23,240)
Net increase/(decrease in cash)		327,287	357,411
Cash at beginning of year		720,631	363,219
Cash at end of year		1,047,918	720,630

	Note	2014 $	2013 $
Note - 1			
Revenue			
Subscription Revenue		7,450,060	4,194,575
Up-front License sales		1,918,154	2,354,501
Services		3,673,378	2,437,368
Tracker sales		718,568	80,180
Transaction rebates and Fees		62,169	120,787
Other Sales Revenue		35,536	274,725
Total Revenue		13,857,865	9,462,136
Discounts Applied		(460,931)	(1,872)
		13,396,933	**9,460,263**

For FY13, Discounts applied were recorded as a deduction from the relating revenue stream.

	2014	2013
Note - 2		
Cost of sales		
Training Costs - Contract Labour	625,439	419,273
Contract Labour - COS others	0	339
Training Courses - COS	70,376	73,166
Recoverable - Travel	228,119	140,030
simTRAC Cost of Sales	356,097	36,392
Cost of Sales - Others	43,815	178,738
	1,323,846	**847,938**

	2014	2013
Note - 3		
Other Income		
Government Grant - R & D tax offset	1,128,967	930,796
Insurance Recoveries	2,710	15,286
Dividend Revenue	121,429	0
Other Revenue	724	0
	1,253,829	**946,082**

Dividend revenue for FY14 represents pre-acquisition dividends from simTRAC of $85,000 plus imputation Credits.

IAS 20 - A government grant that becomes receivable as compensation for expenses or losses already incurred or for the prupose of giving immediate financial support to the entity with no future related costs shall be recognised in profit or loss the period in which it becomes available.

The R&D tax offset is recognised under Other Income of the group.

The simPRO Group Pty.Ltd.
A.B.N. 58 131 893 573
Notes to the Consolidated Financial Statements
For the Year Ended 30 June 2014

Note - 4 **Operating expenses**	2014	2013
Employment Costs	8,443,843	5,720,664
Third Party Contractor Costs	16,614	0
Hosting & Data - Cost	509,178	205,697
Marketing and Promotion	676,156	610,918
Professional Fees	323,372	119,967
Travel	363,432	214,752
Premises Costs	568,064	430,619
Communication	227,069	168,496
Information Technology	88,389	38,280
Vehicles	103,340	122,205
Board Expenses	33,754	0
Depreciation	147,858	117,436
Amortisation - Acquisitions	40,880	0
Other Operating Costs	391,395	361,170
	11,933,362	8,110,203

Note - 5 **Other Expenses**	2014	2013
Realised Currency Gains/Loss	26,932	37,439
Unrealised Currency Gains/Losses	2,577	(2,362)
	29,509	35,077

Note - 6 **Property, plant and equipment**	2014	2013
Office Furniture, Computers & Equipment	499,924	428,576
Less Accumulated Depreciation on Office Furniture, Computers	(356,037)	(271,608)
	143,887	156,969
Leasehold Improvements	98,476	14,337
Leasehold Improvements Amortisation	(13,674)	(3,155)
	84,801	11,182
Motor Vehicles at Cost	124,640	205,536
Less Accumulated Depreciation on Motor Vehicles	(87,609)	(114,831)
	37,031	90,705
Computer Software	44,940	10,069
Less Accumulated Depreciation on Computer Software	(13,286)	(865)
	31,654	9,203
Total Property, plant and equipment	297,374	268,059

		2014	2013
Note - 7			
Investments			
Shares: Gem Software Solutions Pty ltd		150,000	30,000
Shares: SimTRAC PL		0	5,000
		150,000	35,000

Shares in simTRAC eliminated in FY14 as part of acquisition

		2014	2013
Note - 8			
Goodwill			
Intangible - Goodwill on simTRAC Acquisition	9a	1,238,288	0
Accumulated Amortisation - Goodwill on Acquisition		(40,880)	0
		1,197,408	0

9a

Consideration on Acquisition	
Loan - AVT	390,000
Share Capital	870,000
	1,260,000

Eliminate Equity Asset and Goodwill Recognised	
Consideration Received	1,260,000
Less . Net Assets	(21,712)
Goodwill to be amortised (Straight-line)	1,238,288

Loan is payable monthy to AVT for a period of 4 years. Applied 50,000 fully paid ORD class shares in the capital of the Group Goodwill on the acquisition is amortised for 10 years
AASB 18 - period of time during which benefits are expected to arise but should not exceed 20 years from date of acquisition

	2014	2013
Note - 9		
Inventories		
Vehicle Trackers	52,827	4,287
Navigation Units	5,019	0
Total Inventories, 30 June	57,846	4,287

	2014	2013
Note - 10		
Cash and Cash Equivalents		
Cash at bank	1,047,309	720,510
Petty Cash	609	120
	1,047,918	720,631

Cash for the puroposes of the cashflow includes cash on hand at call deposits with banks or financial institutions

The simPRO Group Pty.Ltd.
A.B.N. 58 131 893 573
Notes to the Consolidated Financial Statements
For the Year Ended 30 June 2014

		2014	2013
Note - 11			
Other Assets			
Prepayments		110,186	98,019
Deposits Held		129,001	118,633
		239,187	**216,652**

		2014	2013
Note - 12			
Non current			
Loans and Borrowings			
Loan - Australian Vehicle Tracking Pty Ltd		243,750	0
		243,750	**0**

		2014	2013
Note - 13			
Non current			
Employee Entitlements			
Long Service Leave Provision		140.048	92.109
		140,048	**92,109**

		2014	2013
Note - 14			
Current			
Loans and borrowings			
Loans- finance companies	*16a*	27,266	133,330
Loan - associated individuals	*16b*	215,200	162,700
		242,465	**296,030**

	2014	2013
16a		
Loans- finance companies		
Finance Lease CSS - Computer and Equipment	1,168	15,831
Rentmax Loan - Vehicles	26,098	99,013
Loan - Pacific Premium Funding	0	2,651
Rentmax Loan - Marketing Stand	0	15,835
	27,266	**133,330**

	2014	2013
Note		
16b		
Loans- associated Individuals		
Director Loan - Curtis Thomson	2,830	2,830
Loan: Vaughan Mckillop	9,869	9,869
Loan - R & K Francis	0	40,000
Loan - M Thomson	20,000	20,000
Loan - J Bradshaw	35,000	40,000
Loan - K McKillop	50,000	50,000
Loan - Australian Vehicle Tracking Pty Ltd	97,500	0
	215,200	162,700

The simPRO Group Pty.Ltd.
A.B.N. 58 131 893 573
Notes to the Consolidated Financial Statements
For the Year Ended 30 June 2014

Note - 15
Non current
Employee Entitlements

	2014	2013
Annual Leave Provision	389,740	312,180
Accrued Salaries & Wages	153,697	132,589
Superannuation Payable	57,663	38,936
Commission Payable	39,911	38,994
RemServ NL Deductions	820	0
Payroll Tax Payable	865	949
	642,694	523,649

Note 16
Reconciliation of cash flow from operations with opearting profit after income tax

	2014	2013
Operating profit/(loss) after income tax	347,074	559,489
Adjustments in cash flows from operating operations		
Depreciation	147,858	117,436
Amortisation of Goodwill	40,880	0
Bad debts expense	116,698	37,317
Loss on sale of asset	32,573	20,877
Net Dividends received/(paid from Associates)	(60,000)	0
Changes in assets and liabilities		
(Increase)/decrease in trade and other receivables	289,608	43,481
Change in other current assets	(22,535)	(114,755)
Change in inventories	(53,559)	(4,287)
Change in trade and other payables	155,601	(782,264)
Change in provision for unearned revenue	(312,811)	(37,337)
Change in tax assets/liabilities	88,752	628,532
Cash flow from operations	770,136	468,488

simPRO
SOFTWARE
software.technology.services
made simple

The simPRO Group Pty Ltd

IFRS Consolidated Financial Statements
(Unaudited)
For the year ended 30 June 2015

An Acorn innovation.

The simPRO Group Pty. Ltd.
A.B.N 58 131 893 573
Consolidated Statement of Comprehensive Income
For the Year Ended 30 June 2015

	Note	2015 $	2014 $
Revenue	1	14,929,924	13,396,933
Cost of sales	2	(979,580)	(1,323,846)
Gross profit		**13,950,344**	**12,073,087**
Other income	3	1,491,149	1,253,829
Operating expenses	4	(14,016,574)	(11,933,362)
Other Expenses	5	0	(29,509)
Operating profit		**1,424,920**	**1,364,046**
Finance income		8,019	14,108
Finance expenses		(17,994)	(30,536)
Profit before income tax		**1,414,946**	**1,347,617**
Income tax expense		(1,053,131)	(1,000,543)
Profit for the year from continuing operations		**361,815**	**347,074**
Other comprehensive income - Foreign currency translation reserve adjustment of controlled entities		55,910	90,002
Total comprehensive income for the period		**417,725**	**437,076**

The simPRO Group Pty. Ltd.
A.B.N 56 131 893 573
Consolidated Statement of Financial Position
For the Year Ended 30 June 2015

	Note	2015 $	2014 $
Non-current assets			
Property, plant and equipment	6	176,843	297,374
Investments	7	150,000	150,000
Intangible Assets	8	1,097,836	1,197,406
Receivable from related company		14,687	
Deferred tax asset		254,142	174,380
Total Non-Current Assets		**1,693,487**	**1,819,162**
Current Assets			
Inventories	9	66,655	57,846
Trade and other receivables		1,153,226	1,311,888
Cash and cash equivalents	10	1,951,522	1,047,918
Other Assets	11	254,976	239,187
Total Current Assets		3,426,330	2,656,839
Total Assets		5,119,817	4,476,001
Equity			
Share capital		1,630,200	870,200
Retained earnings		1,583,341	1,276,526
Foreign currency translation reserve	16	55,910	90,002
Total Equity		**3,269,451**	**2,236,728**
Non-current liabilities			
Loans and borrowings	12	146,250	243,750
Employee entitlements	13	207,200	140,048
		353,450	**383,798**
Current liabilities			
Trade and other payables		263,222	292,482
Loans and borrowings	14	100,330	242,465
Employee entitlements	16	663,759	642,694
Provision for unearned revenue		383,622	394,610
Tax Liabilities		85,983	283,224
		1,496,916	1,855,476
Total Liabilities		1,850,366	2,239,273
Total equity and liabilities		5,119,817	4,470,001

The simPRO Group Pty. Ltd.
A.B.N 58 131 893 573
Consolidated Statement of Changes in Equity
For the Year Ended 30 June 2015

	Share Capital $	Retained Earnings $	Foreign Currency Reserve $	Total $
Balance at 1 July 2014	870,200	1,276,626	90,002	2,236,728
Profit (loss) for the year		361,815		361,815
Contributions by and distributions to owners	760,000			760,000
	1,630,200	1,638,341	90,002	3,358,543
Foreign currency transalation reserve adjustment			(34,092)	(34,092)
Dividends issued		(55,000)		(55,000)
	0	(55,000)	(34,092)	(89,002)
Balance at 30 June 2015	1,630,200	1,583,341	55,910	3,269,451

The simPRO Group Pty. Ltd.
A.B.N 58 131 893 573
Consolidated Statement of Cash Flow
For the Year Ended 30 June 2015

	Note	2015 $	2014 $
Cash flows from operating activities			
Receipts from Customers		15,077,597	13,490,798
Payments to suppliers		(4,271,900)	(4,747,461)
Payment of Wages and related expenses		(10,367,331)	(8,276,868)
Interest Received (Paid)		(9,974)	(16 428)
Net Payment for Taxes/Taxes Withheld (Cash Basis Tax)		95.932	290.034
Net Cash provided by Operating Activities	17	524,325	740,084
Cash flows from investing activities			
Net Proceeds/(Payment) for sale (purchase) of equipment		(11,393)	(209,746)
Purchase of Investment Shares		0	(115,000)
Net Cash provided by Investing Activities		(11,393)	(324,746)
Cash flows from financing activities			
Net Loans Acquired/(Paid) from Associated individuals		521,697	(72,038)
Net Loans Acquired/(Paid) from related Companies		(14,667)	
Net Loans Acquired/(Paid) from Finance Companies		(27,266)	(106,065)
Net Dividend received (paid)		(55,000)	60,000
Net Cash provided by Operating Activities		424,764	(118,103)
Effect of exchange rate transalation on cash		(34,092)	30,052
Net increase/(decrease in cash)		903,605	327,287
Cash at beginning of year		1,047,918	720,831
Cash at end of year		1,951,522	1,047,918

The simPRO Group Pty.Ltd.
A.B.N. 58 131 893 573
Notes to the Consolidated
Financial Statements
For the Year Ended 30 June 2015

	Note	2015 $	2014 $
Note - 1			
Revenue			
Subscription Revenue		10,487,964	7,450,060
Up-front License sales		1,298,614	1,918,154
Services		2,983,321	3,673,378
Tracker sales		815,768	718,568
Transaction rebates and Fees		68,464	62,169
Other Sales Revenue		9,002	35,536
Total Revenue		15,663,133	13,857,865
Discounts Applied		(733,209)	(460,931)
		14,929,924	13,396,933

	2015	2014
Note - 2		
Cost of sales		
Contractors	347,150	695,815
Travel to Jobs	189,573	228,119
simTRAC Cost of Sales	440,428	356,097
Others	2,428	43,815
	979,580	1,323,846

		2015	2014
Note - 3			
Other Income			
Government Grant - R & D tax incentive	3a	1,426,066	1,128,967
Insurance Recoveries		0	2,710
Dividend Revenue		0	121,429
Other Revenue		5,077	724
Realised Currency Gains/Loss	3b	30,465	
Unrealised Currency Gains/Losses	3c	29,541	
		1,491,149	1,253,829

Note - 3a
IAS 20 - A government grant that becomes receivable as compensation for expenses or losses already incurred or for the prupose of giving immediate financial support to the entity with no future related costs shall be recognised in profit or loss the period in which it becomes available

The R&D tax offset is recognised under Other income of the group.

Note - 3b
Relaised currency gain reported in FY15 represents the FX gain on full settiment of simPRO New Zealand Ltd. loan on August 2014.

Note - 3c
Unrealised currency gain reported in FY15 represents the FX gain on revauation of Intercompany licence fees to spot rates as at at 30 June 2015

The simPRO Group Pty.Ltd.
A.B.N. 58 131 893 573
Notes to the Consolidated
Financial Statements
For the Year Ended 30 June 2015

Note - 4

Operating expenses

	2015	2014
Employment Costs	10,455,548	8,443,843
Third Party Contractor Costs	298,124	16,614
Hosting & Data - Cost	604,706	509,178
Marketing and Promotion	536,364	676,156
Professional Fees	256,070	323,372
Travel	420,939	363,432
Premises Costs	530,477	568,064
Communication	191,465	227,089
Information Technology	144,497	88,389
Vehicles	35,036	103,340
Board Expenses	8,913	33,754
Depreciation	150,110	147,858
Amortisation - Acquisitions	125,507	40,880
Other Operating Costs	258,818	391,395
	14,016,574	**11,933,362**

Note - 5

Other Expenses

	2015	2014
Realised Currency Gains/Loss	0	26,932
Unrealised Currency Gains/Losses	0	2,577
	0	**29,509**

Note - 6

Property, plant and equipment

	2015	2014
Office Furniture, Computers & Equipment	537,905	499,924
Less Accumulated Depreciation on Office Furniture, Computers	(442,265)	(356,037)
	96,640	**143,887**
Leasehold Improvements	97,635	98,476
Leasehold Improvements Amortisation	(30,234)	(13,674)
	67,402	**84,801**
Motor Vehicles at Cost	36,914	124,640
Less Accumulated Depreciation on Motor Vehicles	(33,290)	(87,609)
	3,624	37,031
Computer Software	44,425	44,940
Less Accumulated Depreciation on Computer Software	(34,248)	(13,286)
	10,177	**31,654**
Total Property, plant and equipment	176,843	**297,374**

		2015	2014
Note - 7			
Investments			
Shares: Gem Software Solutions Pty ltd		150,000	150,000
Shares: SimTRAC PL		0	0
		150,000	150,000

		2015	2014
Note - 8			
Intangible Assets			
Goodwill	8a		
Intangible - Goodwill on simTRAC Acquisition		1,243,288	1,238,288
Accumulated Amortisation - Goodwill on Acquisition		(165,207)	(40,880)
		1,078,081	1,197,408
Trademarks	8b		
Intangible Assets - Trademarks		20,934	
Less Accumulated Amortisation - Trademarks		(1,180)	
		19,754	
		1,097,836	

Note - 8a

Goodwill Amortisation
AASB 18 - period of time during which benefits are expected to arise but should not exceed 20 years from date of acquisition

Note - 8b
Trademarks Amortisation
AASB 138 - an intangible asset with a finite life shall be allocated on a systematic basis over its useful life.
Amortised over 10 years in line with the Madrid Protocol System
An international registration is effective for 10 years. It may be renewed for further of 10 years on payment of prescribed fees.
The Madrid Protocol is a treaty providing for the international registration of trademarks that is controlled by th International Bureau (IB) of the World Intellectual Property Organization (WIPO).

	2015	2014
Note - 9		
Inventories		
Trackers on Hand	63,678	52,827
Garmins on Hand	2,977	5,019
	66,655	**57,846**

	2015	2014
Note - 10		
Cash and Cash Equivalents		
Cash at bank	1,951,133	1,047,309
Petty Cash	390	609
	1,951,522	1,047,918

IAS 7 Cash and cash quivalents include notes and coins on hand, unrestricted balances held with financial institution

The simPRO Group Pty.Ltd.
A.B.N. 58 131 893 573
Notes to the Consolidated
Financial Statements
For the Year Ended 30 June 2015

	2015	2014
Note - 11		
Other Assets		
Prepayments	121,732	110,186
Deposits Held	133,194	129,001
	254,926	**239,187**

	2015	2014
Note - 12		
Non current		
Loans and Borrowings		
Loan - Australian Vehicle Tracking Pty Ltd	146,250	243,750
	146,250	**243,750**

	2015	2014
Note - 13		
Non current		
Employee Entitlements		
Long Service Leave Provision	207,200	140,048
	207,200	**140,048**

		2015	2014
Note - 14			
Current			
Loans and borrowings			
Loans- finance companies	*14a*	0	27,266
Loan - associated individuals	*14b*	100,330	215,200
		100,330	242,466

	2015	2014
14a		
Loans- finance companies		
Finance Lease CSS - Computer and Equipment	0	1,168
Renimax Loan - Vehicles	0	26,098
Loan - Pacific Premium Funding	0	0
Renimax Loan - Marketing Stand	0	0
	0	27,266

	2015	2014
14b		
Loans- associated individuals		
Director Loan - Curtis Thomson	2,830	2,830
Loan: Vaughan Mckillop	0	9,869
Loan - R & K Francis	0	0
Loan - M Thomson	0	20,000
Loan - J Bradshaw	0	35,000
Loan - K McKillop	0	50,000
Loan - Australian Vehicle Tracking Pty Ltd	97,500	97,500
	100,330	215,200

The simPRO Group Pty.Ltd.
A.B.N. 58 131 893 573
Notes to the Consolidated
Financial Statements
For the Year Ended 30 June 2015

Note - 15
Non current

Employee Entitlements	**2015**	**2014**
Annual Leave Provision	439,071	389,740
Accrued Salaries & Wages	28,255	153,697
Superannuation Payable	81,813	57,663
Commission Payable	56,015	39,911
RemServ NL Deductions	308	820
Payroll Tax Payable	58,297	865
	663,759	**642,694**

Note - 16
Group Entities
Consolidation subsidiaries are all entities over which the Group has control The Group's foreign entities operate in the UK, NZ and US.

Inter-company transactions and balances between Group companies are eliminated at consolidation.

Foreign Currency Transalation
The financial statements of each of the Group's subsidiaries are prepared in Australian Dollar as the Group's functional currency. The assets and liabilities of the these entities are transalted at exchange rates existing at balance sheet date. The exchange differences arising on the translation of related company loans are recorded in other comprehensive income and accumulated in the foreign currency translation reserve in equity

Spot Rates at Balance Sheet Date		**2015**	**2014**
simPRO Software New Zealand Limited	NZD	0.88	0 93
simPRO Software Limited - UK	GBP	2 04	1 81
simPRO Software Pty Ltd - US	USD	1.30	

Note - 17
Reconciliation of cash flow from operations with opearting profit after income tax

	2015	**2014**
Operating profit/(loss) after income tax	361,815	347,074
Adjustments in cash flows from operating operations		
Depreciation	150,110	147,858
Amortisation	125,507	40,880
Bad debts expense	46,788	116,696
Loss on sale of asset	(18,187)	32,573
Changes in assets and liabilities		
(Increase)/decrease in trade and other receivables	111,874	289,960
Change in other current assets	(15,739)	(22,535)
Change in Inventories	(8,809)	(53,559)
Change in trade and other payables	58,958	65,177
Change in provision for unearned revenue	(10,988)	(312,811)
Change in tax assets/liabilities	(277,003)	88,752
Cash flow from operations	**524,325**	**740,084**